FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the year ended December 31, 2025
Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐

The information contained in this Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of Banco Santander, S.A.’s Registration Statement No. 333-294235 on Form F-4, Registration Statement No. 333-293987 on Form F-3, and Registration Statements Nos. 333-293144, 333-285208, 333-278095, 333-269251, 333-262484, 333-256936, 333-238260, 333-231568 and 333-227289 on Form S-8 filed with the SEC, including any prospectuses forming a part of such registration statements, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

BANCO SANTANDER, S.A.
________________________
TABLE OF CONTENTS

Section 1. Certain financial information included in Banco Santander, S.A.’s 2025 Form 20-F retrospectively recast as a result of certain changes to the presentation of the Group's financial information.

1. Cross reference to Form 20-F
2. Presentation of financial and other information
3. Cautionary statement regarding forward-looking statements
4. Financial information:
4.1. Group selected data
4.2. Financial performance: 2025 vs 2024
4.3. Financial information by segment: 2025 vs 2024
4.4. Financial performance: 2024 vs 2023A
4.5. Financial information by segment: 2024 vs 2023A
4.6. Alternative performance measures
5. Risk management information

Section 2. Consolidated financial statements for the three years ended 31 December 2025, recast as a result of certain changes to the presentation of the Group’s financial information.

Exhibits

A Under these titles we include information that updates 'Part 2. Supplemental information - 6. Supplement to the operating and financial review disclosure in the directors’ report. Consolidated income statement. Variations 2024 compared to 2023 for the Group and by primary and secondary segments' in our 2025 Form 20-F which incorporated by reference 'Part 1. Consolidated Directors´ Report-Economic and Financial review. Section 3.2 and Section 4' in our 2024 Form 20-F.

Contents	Section1. Certain recast financial information	Section 2. Consolidated recast financial statements	Exhibits

Section 1

Certain financial information included in Banco Santander, S.A.’s 2025 Form 20-F retrospectively recast as a result of certain changes to the presentation of the Group's financial information.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

1. Cross reference to Form 20-F

Form 20-F item number and caption		Location	Page
Presentation of financial and other information		Section 1. 2 Presentation of financial and other information	6
Cautionary statement regarding forward-looking statements		Section 1. 3 Cautionary statement regarding forward- looking statements	9
PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
	A. Directors and senior management	Not required for annual report on Form 20-F	-
	B. Advisers	Not required for annual report on Form 20-F	-
	C. Auditors	Not required for annual report on Form 20-F	-
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
	A. Offer statistics	Not required for annual report on Form 20-F	-
	B. Method and expected timetable	Not required for annual report on Form 20-F	-
ITEM 3.	KEY INFORMATION
	Selected financial data	Section 1. 4.1 Group selected data	11
A. [Reserved]
	B. Capitalization and indebtedness	Not required for annual report on Form 20-F	-
	C. Reasons for the offer and use of proceeds	Not required for annual report on Form 20-F	-
	D. Risk factors	No material changes derived from the recast	-
ITEM 4.	INFORMATION ON THE COMPANY
	A. History and development of the company	No material changes derived from the recast	-
	Acquisitions, dispositions, reorganizations	No material changes derived from the recast	-
	Capital increases	No material changes derived from the recast	-
	Recent events	No material changes derived from the recast	-
	B. Business overview	Section 1. 4.2 Financial performance: 2025 vs 2024	13
		Section 1. 4.3 Financial information by segment: 2025 vs 2024	32
		Section 1. 4.4 Financial performance: 2024 vs 2023	58
		Section 1. 4.5 Financial information by segment: 2024 vs 2023	77
	Selected statistical information	No material changes derived from the recast	-
	Competition in Spain	No material changes derived from the recast	-
	Supervision and regulation	No material changes derived from the recast	-
	C. Organizational structure	No material changes derived from the recast	-
	D. Property, plants and equipment	No material changes derived from the recast	-
ITEM 4A.	UNRESOLVED STAFF COMMENTS	No material changes derived from the recast	-
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
	A. Operating results	Section 1. 4.2 Financial performance: 2025 vs 2024	13
		Section 1. 4.3 Financial information by segment: 2025 vs 2024	32
		Section 1. 4.4 Financial performance: 2024 vs 2023	58
		Section 1. 4.5 Financial information by segment: 2024 vs 2023	77
	B. Liquidity and capital resources	No material changes derived from the recast	-
	C. Research and development, patents and licenses, etc.	No material changes derived from the recast	-
	D. Trend information	No material changes derived from the recast	-
	E. Critical accounting estimates	No material changes derived from the recast	-
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
	A. Directors and senior management	No material changes derived from the recast	-
	B. Compensation	No material changes derived from the recast	-
	C. Board practices	No material changes derived from the recast	-
	D. Employees	No material changes derived from the recast	-
	E. Share ownership	No material changes derived from the recast	-
	F. Disclosure of a registrant's action to recover erroneously awarded compensation	No material changes derived from the recast

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Form 20-F item number and caption		Location	Page
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
	A. Major shareholders	No material changes derived from the recast	-
	B. Related party transactions	No material changes derived from the recast	-
	C. Interests of experts and counsel	Not required for annual report on Form 20-F	-
ITEM 8.	FINANCIAL INFORMATION
A. Consolidated statements and other financial information
	Financial statements	Section 2. Consolidated financial statements	118
	Legal proceedings	No material changes derived from the recast	-
	Shareholders remuneration	No material changes derived from the recast	-
	B. Significant changes	Not applicable	-
ITEM 9.	THE OFFER AND LISTING
	A. Offer and listing details	No material changes derived from the recast	-
	B. Plan of distribution	Not required for annual report on Form 20-F	-
	C. Markets	No material changes derived from the recast	-
	D. Selling shareholders	Not required for annual report on Form 20-F	-
	E. Dilution	Not required for annual report on Form 20-F	-
	F. Expenses of the issue	Not required for annual report on Form 20-F	-
ITEM 10.	ADDITIONAL INFORMATION
	A. Share capital	Not required for annual report on Form 20-F	-
	B. Memorandum and articles of association	No material changes derived from the recast	-
	C. Material contracts	No material changes derived from the recast	-
	D. Exchange controls	No material changes derived from the recast	-
	E. Taxation	No material changes derived from the recast	-
	F. Dividends and paying agents	Not required for annual report on Form 20-F	-
	G. Statement by experts	Not required for annual report on Form 20-F	-
	H. Documents on display	No material changes derived from the recast	-
	I. Subsidiary information	Not required for annual report on Form 20-F	-
	J. Annual report to security holders	Not required for annual report on Form 20-F	-
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	Section 1. 5 Risk management information	110
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
	A. Debt securities	Not required for annual report on Form 20-F	-
	B. Warrants and rights	Not required for annual report on Form 20-F	-
	C. Other securities	Not required for annual report on Form 20-F	-
	D. American Depositary Shares	No material changes derived from the recast	-
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	Not applicable	-
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	Not applicable	-
ITEM 15.	CONTROLS AND PROCEDURES	No material changes derived from the recast	-
ITEM 16	[Reserved]
	A. Audit committee financial expert	No material changes derived from the recast	-
	B. Code of ethics	No material changes derived from the recast	-
	C. Principal accountant fees and services	No material changes derived from the recast	-
	D. Exemptions from the listing standards for audit committees	Not applicable	-
	E. Purchases of equity securities by the issuer and affiliated purchasers	No material changes derived from the recast	-
	F. Change in registrant’s certifying accountant	Not applicable	-
	G. Corporate governance	No material changes derived from the recast	-
	H. Mine safety disclosure	Not applicable	-
	I. Disclosure regarding foreign jurisdictions that prevent inspections	Not applicable	-
	J. Insider trading policies	No material changes derived from the recast	-
	K. Cybersecurity	No material changes derived from the recast	-
PART III

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

2. Presentation of financial and other information
Explanatory Note
We are filing this report on Form 6-K to recast certain financial information and related disclosure for the three years ended 31 December 2025 that were included in our annual report on Form 20-F for the fiscal year ended 31 December 2025 filed with the Securities and Exchange Commission (SEC) on 27 February 2026 (the '2025 Form 20-F'), in order to reflect our new reporting structure.
On 10 February 2026, the Group announced the implementation of a series of changes to its reporting structure. These changes do not affect the Group’s attributable profit nor the Group's targets announced in the Q4 2025 results presentation but rather are intended to improve the transparency and comparability of the metrics and financial statements, as well as to align the reporting with the way the bank has been managed since the beginning of 2026.
These changes, which affect the statutory and underlying income statements, the segment reporting and certain management metrics, have been applied to the periods presented herein and will apply to the information reported from the first quarter of 2026. These changes do not affect the Group’s consolidated balance sheet.
The main changes are as follows:
a. Poland disposal
In the underlying income statement, the results associated with the business subject to the Poland disposal are recorded in a single line item under 'non-recurring items'. Consequently, the global businesses, which, in accordance with IFRS 8, are reported only on an underlying basis, also exclude Poland.
Likewise, the underlying ratios, management metrics and business volumes exclude the activity affected by the Poland disposal.
b. Classification of certain costs
Certain charges that, until 31 December 2025, were recorded under the 'other provisions' line item are now presented in different lines of the income statement. In particular, charges mainly relating to bank levies and other taxes applicable to the banking sector are reclassified to 'other operating costs' to ensure uniformity across the Group.
In addition, certain recurring operating charges, primarily related to labour (mainly in Brazil) and legal processes, are presented in 'total costs' (comprising 'administrative expenses and amortizations' and 'other operating costs').

c. Reporting of the Cards business within Retail & Commercial Banking (Retail)
Given that our payments platform strategy is now largely established, we are positioning Payments, renamed Payment Solutions, as the Group’s payments platform business.
In this context, from 1 January 2026, the income statement and balance sheet items relating to the Cards business have been reclassified to Retail (previously recorded in Payments), to better align reporting with the management structure in these businesses in 2026.
Plard, the Group’s card processing platform, remains in Payment Solutions and charges market-based fees to the global businesses for card processing.
d. Cost of risk, NPL ratio and NPL coverage ratio
The definitions of the cost of risk, the non-performing loan (NPL) ratio and the NPL coverage ratio have been enhanced to include corporate exposures originated through debt securities issued by non-financial institutions. This adjustment provides a more accurate view of our credit exposure and quality.
e. RoTE Spain
The Santander Spain secondary segment does not have its own accounting tangible equity since it is booked under Banco Santander, S.A., together with other units such as the Corporate Centre. For this reason, a theoretical tangible equity is allocated to the segment.
The methodology for allocating such tangible equity to Spain has been updated to increase accuracy, taking into account: i) the amount required to reach a 13% CET1 ratio; and ii) the allocation of deductions and other capital adjustments (add-ons).
f. Other changes within the primary segments
In addition to the change in the Payments business described in section c, two minor adjustments have been introduced to the primary segments: i) the Digital Consumer Bank (Consumer) business has been renamed Openbank; and ii) Wealth Management & Insurance has been reorganized into two business lines: Private Banking, which comprises the corporate private banking unit and International Private Banking in the US, Switzerland and the UAE; and Insurance & Asset Management Solutions, which brings together the insurance business and liquid and illiquid asset management activities, and includes the investment platforms and holdings that complement the traditional Wealth business. These changes do not impact figures at the Group or primary segment levels.
The Group has recast the corresponding information of earlier periods to reflect these changes in the structure of its internal organization.
In this report, we have included only such disclosure as is impacted by the revisions described above and have only revised such disclosure to reflect such revisions, therefore this report does not recast the information in any other part of the 2025 Form 20-F. Accordingly, this report does not, and does not purport to, update any information in such Form 20-F to reflect any events that have occurred after its filing.
References in this report to our consolidated financial statements shall be deemed to refer to our recast consolidated

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

financial statements and related notes that are also included in this Form 6-K. This Form 6-K should be read in conjunction with the above-mentioned 2025 Form 20-F and our other filings with the SEC.
Accounting principles
Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State (a Member State) and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards as previously adopted by the European Union (EU-IFRS). The Bank of Spain Circular 4/2004 of 22 December 2004 on Public and Confidential Financial Reporting Rules and Formats (Circular 4/2004) required Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. Circular 4/2004 was repealed on 1 January 2018 by Bank of Spain Circular 4/2017, of 27 November 2017 on Public and Confidential Financial Reporting Rules and Formats (Circular 4/2017). Therefore, Grupo Santander (the 'Group' or 'Santander') is required to prepare its consolidated financial statements for the years ended 31 December 2025, 31 December 2024 and 31 December 2023 in conformity with EU-IFRS and Circular 4/2017. Differences between EU-IFRS, Bank of Spain’s Circulars and International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) are not material. Therefore, we assert that the financial information contained in this report on Form 6-K complies with IFRS-IASB.
Our auditors, PricewaterhouseCoopers Auditores, S.L., an independent registered public accounting firm, have audited our consolidated financial statements as of, and for the years ended, 31 December 2025, 2024 and 2023, which were prepared in accordance with IFRS-IASB. See the audit report issued by PricewaterhouseCoopers Auditores, S.L., in Section 2 of this report on Form 6-K.
We have presented our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X, as permitted by the rules and regulations of the SEC. Article 9 is a regulation of the US Securities and Exchange Commission that contains presentation requirements for bank holding company financial statements.
General information
Our consolidated financial statements included in Section 2 of this report on Form 6-K are in Euros, which are denoted 'euro', 'euros', 'EUR' or '€' throughout this report on Form 6-K. Also, throughout this report on Form 6-K, when we refer to:
•'we', 'us', 'our', the 'Group', 'Grupo Santander' or 'Santander', we mean Banco Santander, S.A. and its subsidiaries, unless the context otherwise requires;
•'dollars', 'USD', 'US$' or '$', we mean United States dollars; and
•'pounds', 'GBP' or '£', we mean United Kingdom pounds.
When we refer to 'net interest income', we mean 'interest income/(charges)'.
When we refer to 'staff costs', we mean 'personnel expenses'.
When we refer to 'profit before tax', we mean 'operating profit/(loss) before tax'.
When we refer to 'average balances' for a particular period, we mean the average of the month-end balances for that period, unless otherwise noted. We do not believe that monthly averages present trends that are materially different from trends that daily averages would show. In calculating our interest income, we include any interest payments we received on non-accruing loans if they were received in the period when due.
When we refer to 'loans', we mean loans, leases, discounted bills and accounts receivable, unless otherwise noted. The loan to value ('LTV') ratios disclosed in this report on Form 6-K are calculated as the ratio of the outstanding amount of the loan to the most recent available appraisal value of the mortgaged asset. Additionally, if a loan shows signs of impairment, we update the appraisals which are then used to estimate allowances for loan losses.
When we refer to the 'non-performing loans ratio' ('NPL ratio'), we mean credit impaired loans and advances to customers, debt securities issued by non-financial institutions, customer guarantees and customer commitments granted divided by total risk (which comprises total loans and advances to customers, customer guarantees and customer commitments granted, including those that are credit impaired).
When we refer to 'credit impaired balances', unless otherwise noted, we mean credit impaired loans and advances to customers, debt securities issued by non-financial institutions, customer guarantees and customer commitments granted.
When we refer to 'allowances for credit losses', unless otherwise noted, we mean allowances for inherent losses of impaired assets. Allowances reflect expected credit losses.
When we refer to 'perimeter effect', we mean growth or reduction derived from changes in the companies that we consolidate resulting from acquisitions, dispositions or other reasons.
Where a translation of foreign exchange is given for any financial data, unless otherwise noted, we use the exchange rates of the relevant period (as of the end of such period for balance sheet data and the average exchange rate of such period for income statement data) as published by the European Central Bank (ECB).

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Management makes use of certain financial measures in local currency to help in the assessment of ongoing operating performance. These non-GAAP financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. We analyse these banks’ performance on a local currency basis to better measure the comparability of results between periods. Because changes in foreign currency exchange rates have a non-operating impact on the results of operations, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors. Variances in financial metrics, excluding the exchange rate impact, are calculated by translating the components of the financial metrics to our euro presentation currency using the same foreign currency exchange rate for both periods presented. For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see note 2(a) to our consolidated financial statements included in Section 2 of this report on Form 6-K. In addition, throughout this report on Form 6-K we make use of other alternative performance measures. See more information in '4.6. 'Alternative performance measures (APMs): 2025, 2024 and 2023' and in section 6 'Alternative performance measures (APMs)' in the 'Economic and financial review' chapter of the consolidated directors’ report and note SN 9 'Alternative performance measures (APMs) in the 'Sustainability statement' chapter in the consolidated directors’ report in Part 1 of the 2025 Form 20-F.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

3. Cautionary statement regarding forward-looking statements
Banco Santander advises that this report on Form 6-K contains statements that constitute 'forward-looking statements' within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, information regarding:
•future business development;
•shareholders' remuneration policy;
•exposure to various types of market risks;
•management strategy;
•capital expenditures;
•earnings and other targets;
•asset portfolios; and
•non-financial information.
Forward-looking statements may be identified by words such as 'may', 'will', 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'commitment', 'commit', 'focus', 'pledge' and similar expressions found throughout this report on Form 6-K. We include forward-looking statements throughout this report on Form 6-K, including but not limited to, the 'Operating and financial review and prospects' and 'Quantitative analysis about market risk' sections as well as climate and ESG related metrics, data, targets and other non-financial disclosures. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.
Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission ('SEC'), shareholders' and investors' reports, offering circulars, prospectuses, press releases and other written materials, and in oral statements made by our directors, officers or employees to third parties, including financial analysts.
You should understand that the following important factors, in addition to those discussed in section 4. 'Risk factors', section 5.'Information on the Company' and section 6.'Supplement to the operating and financial review disclosure in the directors’ report' in Part 2 of the 2025 Form 20-F, 'Consolidated directors’ report-Economic and financial review' in Part 1 of the 2025 Form 20-F, and elsewhere in the 2025 Form 20-F and in this Form 6-K, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:
Economic and industry conditions
•general economic or industry conditions in Spain, the UK, other European countries, the US, Brazil, other Latin American countries and other areas where we have significant operations or investments, including a worsening of the economic environment in these areas and an increase in capital markets volatility;
•climate-related conditions, regulations, targets and weather events;
•uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and potential conflicts and inconsistencies among governmental standards and regulations;
•exposure to various market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk, inflation, deflation and risks associated with new or modified benchmark indices;
•the effects of a decline in real estate prices, particularly in Spain and the UK;
•the effects of political developments in the UK, including the UK’s exit from the European Union;
•monetary and interest rate policies of the ECB and various central banks;
•the effects of market behaviour not captured by our statistical models, such as the VaR model we use;
•the inability to hedge some risks economically;
•changes in demographics (including due to an ageing population or migration flows), consumer spending, investment or saving habits;
•changes in energy prices;
•potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk; and
•changes in competition and pricing environments, including as a result of the progressive adoption of the internet for conducting financial services and/or other factors.
Political, geopolitical and governmental factors
•political instability in Spain, the UK, other European countries, the US, Brazil, other Latin American countries and other areas where we have significant operations or investments;
•changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses;

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

•effects of wars and conflicts (including the armed conflicts in Ukraine and the Middle East or other hostilities) or the outbreak of public health emergencies on the global economy;
•changes in Spanish, UK, EU, US, Latin American, or other jurisdictions’ legislation, regulations or taxes, including changes in regulatory capital and liquidity requirements; and
•increased regulation in response to financial crises.
Transaction and commercial factors
•acquisitions, dispositions or restructurings of businesses that may not be completed in a timely manner or at all and may not perform in accordance with our expectations; and our ability to successfully integrate our acquisitions and related challenges that may result from the diversion of management’s focus and resources from other strategic opportunities and operational matters;
•reputational risk and potential adverse reactions of customers, employees, vendors or other business partners, including adverse effects on the market price of our securities; and
•the outcome of our negotiations with business partners and governments.
Operating factors
•the adequacy of loss reserves;
•potential losses associated with an increase in the level of impairment by counterparties to other types of financial instruments;
•the adequacy of provisions for tax, legal and other contingencies;
•technical difficulties and/or failure to adequately improve or upgrade our information technology;
•changes in our access to liquidity and funding on acceptable terms, including as a result of credit spread shifts or downgrades in our credit ratings or those of our more significant subsidiaries;
•our exposure to operational risks (e.g., failed internal or external processes, people and systems, liabilities derived from utilizing artificial intelligence or potential losses associated with cyberattacks, data breaches, data losses and other security incidents);
•limitations in our disclosure controls and procedures over financial and non-financial reporting;
•changes in our ability to recruit, retain and develop appropriate senior management and skilled personnel;
•the occurrence of force majeure events, such as natural disasters, epidemics and pandemics, that impact our operations or impair the asset quality of our loan portfolio;
•the impact of changes in the composition of our balance sheet on future interest income / (charges); and
•our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures.

The forward-looking statements contained in this report on Form 6-K speak only as of the date of this report. We do not undertake to update any forward-looking statement to reflect events or circumstances after the date of this report on Form 6-K or to reflect the occurrence of unanticipated events.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

4. Financial information
4.1 Group selected data: 2025, 2024 and 2023

BALANCE SHEET (EUR million) A	Dec-25	Dec-24	% Dec-25 vs. Dec-24	Dec-23
Total assets	1,867,515	1,837,081	1.7	1,797,062
Loans and advances to customers	1,037,288	1,054,069	(1.6)	1,036,349
Customer deposits	1,041,200	1,055,936	(1.4)	1,047,169
Total funds B	1,363,160	1,348,422	1.1	1,306,942
Total equity	112,748	107,327	5.1	104,241
Note: if we exclude loans, deposits and funds associated with the Poland disposal, as at 31 December 2024 loans and advances to customers would have been EUR 1,017,160 million; customer deposits EUR 1,005,605 million and total funds EUR 1,291,446 million; and as at 31 December 2023 loans and advances to customers would have been EUR 1,003,465 million; customer deposits EUR 1,002,669 million and total funds EUR 1,257,351 million.
For further information, see 4.6. 'Alternative performance measures: 2025, 2024 and 2023'.

INCOME STATEMENT (EUR million)	2025	2024	% 2025 vs. 2024	2023
Net interest income	42,348	43,787	(3.3)	40,650
Total income	58,311	58,043	0.5	53,951
Net operating income	33,532	32,828	2.1	29,267
Profit before tax	18,681	17,347	7.7	15,005
Profit attributable to the parent	14,101	12,574	12.1	11,076
Note: net operating income is total income minus total costs.

EPS AND PROFITABILITY (%) C	2025	2024	% 2025 vs. 2024	2023
Earnings per share (euro)	0.91	0.77	17.3	0.65
RoE	13.9	13.0		11.9
RoTE (post-AT1)	16.3	15.5		14.4
RoA	0.84	0.76		0.69
RoRWA	2.44	2.18		1.95

UNDERLYING INCOME STATEMENT D (EUR million)	2025	2024	% 2025 vs. 2024	2023
Net interest income	42,401	43,824	(3.2)	40,718
Total income	58,308	57,984	0.6	53,940
Net operating income	31,898	30,630	4.1	27,439
Profit before tax	18,936	17,377	9.0	15,305
Profit attributable to the parent	13,152	11,774	11.7	10,402
Note: net operating income is total income minus total costs.
% changes in constant euros (2025 vs. 2024 at 2025 exchange rates):
NII: +0.5%; Total income: +4.5%; Net operating income: +8.6%; Profit before tax: +13.2%; Attributable profit: +16.1%.
% changes in constant euros (2024 vs. 2023 at 2024 exchange rates):
NII: +9.8%; Total income: +10.0%; Net operating income: +14.6%; Profit before tax: +15.9%; Underlying attributable profit: +15.5%.

UNDERLYING EPS, PROFITABILITY AND EFFICIENCY C D (%)	2025	2024	% 2025 vs. 2024	2023
Underlying earnings per share (euro)	0.84	0.72	16.9	0.61
Underlying RoE	13.0	12.2		11.2
Underlying RoTE (post-AT1)	15.2	14.4		13.5
Underlying RoA	0.79	0.72		0.65
Underlying RoRWA	2.31	2.07		1.86
Efficiency ratio	45.3	47.2		49.1

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

SOLVENCY (%)	Dec-25	Dec-24	Dec-23
Phased-in CET1 capital ratio	13.5	12.8	12.3
Phased-in total capital ratio	17.8	17.4	16.4

CREDIT QUALITY (%) C	Dec-25	Dec-24	Dec-23
Cost of risk D E	1.14	1.12	1.13
NPL ratio	2.91	3.03	3.11
NPL coverage ratio	66	64	66

THE SHARE AND MARKET CAPITALIZATION	Dec-25	Dec-24	% Dec-25 vs. Dec-24	Dec-23
Number of shareholders	3,518,729	3,485,134	1.0	3,662,377
Number of shares (millions)	14,689	15,152	(3.1)	16,184
Share price (euro)	10.070	4.465	125.6	3.780
Market capitalization (EUR million)	147,921	67,648	118.7	61,168
Tangible book value per share (euro)	5.76	5.24		4.76
Price / Tangible book value per share (X)	1.75	0.85		0.79

CUSTOMERS (thousands)	Dec-25	Dec-24	% Dec-25 vs. Dec-24	Dec-23
Total customers	174,197	166,559	4.6	158,665
Active customers F	101,651	98,631	3.1	95,038
Digital customers G	59,040	55,553	6.3	50,665
Note: data excluding Poland. Including Poland:
In 2025: Total customers 180,221; Active customers 106,410; Digital customers 62,982.
In 2024: Total customers 172,537; Active customers 103,262; Digital customers 59,317.
In 2023: Total customers 164,542; Active customers 99,503; Digital customers 54,161.

OTHER DATA	Dec-25	Dec-24	% Dec-25 vs. Dec-24	Dec-23
Number of employees	187,539	196,088	(4.4)	201,942
Number of branches H	6,765	7,718	(12.3)	8,137
Note: data excluding Poland. Including Poland:
In 2025: Number of employees 198,403; Number of branches 7,124.
In 2024: Number of employees 206,753; Number of branches 8,086.
In 2023: Number of employees 212,764; Number of branches 8,518.

Note: for Argentina and any grouping which includes it, the variations in constant euros have been calculated considering the Argentine peso exchange rate on the last working day for each of the periods presented. For further information, see 4.6. 'Alternative performance measures: 2025, 2024 and 2023'.
Certain figures contained in this chapter, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

A.In the consolidated balance sheet, the assets associated with the businesses subject to the Poland disposal are classified under the 'non-current assets held for sale' line item and the related liabilities under 'liabilities associated with non-current assets held for sale' solely for the year ended 31 December 2025. Therefore, this classification does not affect the balance sheet for the years ended 31 December 2024 and 31 December 2023.

B.Includes customer deposits, mutual funds, pension funds and managed portfolios.
C.For further information, see 4.6. 'Alternative performance measures: 2025, 2024 and 2023'.
D.In addition to IFRS measures, we present non-IFRS measures including some which we refer to as underlying measures. These non-IFRS measures exclude items outside the ordinary course of business and reclassify certain items under some headings of the underlying income statement as described at the end of 5.1 'Results' and in 4.6. 'Alternative performance measures: 2025, 2024 and 2023'. In our view, this provides a better year-on-year comparison.

E.Allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months and debt securities issued by non-financial institutions over the last 12 months.

F.Those customers who comply with the minimum balance and/or transactionality requirements as defined according to the business area.
G.Every physical or legal person, that, being part of a commercial bank, has logged in to its personal area of internet banking or mobile phone or both in the last 30 days.
H.For 2025 and 2024 data, we have included the CartaSur points of sale and the banking service points in Argentina, while we have excluded operational locations that do not provide customer service in Colombia.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

4.2 Financial performance: 2025 vs 2024
Santander follows IFRS to report its results (see note 1.b to the consolidated financial statements), which generally inform reporting of our financial situation in this report. However, we also use non-IFRS measures and Alternative Performance Measures (APMs) to assess our performance (see 4.6. 'Alternative performance measures: 2025, 2024 and 2023'). Thus, the main adjustments to our IFRS results consist of:
•Underlying results measures: we present what we call underlying results measures which exclude items outside the ordinary course of business and reclassify certain items under some headings of the underlying income statement as described at the end of 4.2.1 ‘Results’ and in note 52.c to the consolidated financial statements. In our view, this provides a better year-on-year comparison.
In 4.3 'Financial information by segment: 2025 vs 2024', we present results by primary and secondary segments only in underlying terms in accordance with IFRS 8. We reconcile them in aggregate terms with our IFRS consolidated results in note 52.c to the consolidated financial statements.
•Local currency measures: we use certain non-IFRS financial indicators in local currency to assess our ongoing operating performance. They include the results from our subsidiary banks outside the eurozone excluding the exchange rate impact (i.e., in constant euros) except for Argentina and any grouping which includes it. For further information, see 4.6. 'Alternative performance measures: 2025, 2024 and 2023' which explains how we exclude the exchange rate impact from financial measures in local currency. Because changes in exchange rates have a non-operating impact on results, we believe assessing performance in local currency provides management and investors a more meaningful assessment of performance.
We have rounded certain figures in this report to present them more clearly. Thus, the amounts given in the totals columns and rows of tables in certain instances may not match the sum of that column or row.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

4.2.1 Group results
Group statutory income statement

Condensed income statement
EUR million
			Change
	2025	2024	Absolute	%
Net interest income (interest income minus interest expense)	42,348	43,787	(1,439)	(3.3)
Net fee income (commission income minus commission expense)	12,976	12,376	600	4.8
Gains or losses on financial assets and liabilities and exchange differences (net)A	2,362	2,211	151	6.8
Dividend income	715	710	5	0.7
Income from companies accounted for using the equity method	665	687	(22)	(3.2)
Other operating income/expensesB	(755)	(1,728)	973	(56.3)
Total income	58,311	58,043	268	0.5
Operating expenses	(24,779)	(25,215)	436	(1.7)
Administrative expenses	(21,601)	(22,036)	435	(2.0)
Staff costs	(13,656)	(13,851)	195	(1.4)
Other general administrative expenses	(7,945)	(8,185)	240	(2.9)
Depreciation and amortization	(3,178)	(3,179)	1	0.0
Provisions or reversal of provisions	(2,302)	(3,062)	760	(24.8)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(12,546)	(12,136)	(410)	3.4
Impairment of other assets (net)	(251)	(624)	373	(59.8)
Gains or losses on non-financial assets and investments (net)	—	368	(368)	(100.0)
Negative goodwill recognized in results	22	—	22	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	226	(27)	253	—
Profit or loss before tax from continuing operations	18,681	17,347	1,334	7.7
Tax expense or income from continuing operations	(4,723)	(4,844)	121	(2.5)
Profit from the period from continuing operations	13,958	12,503	1,455	11.6
Profit or loss after tax from discontinued operations	1,542	1,241	301	24.3
Profit for the period	15,500	13,744	1,756	12.8
Profit attributable to non-controlling interests	(1,399)	(1,170)	(229)	19.6
Profit attributable to the parent	14,101	12,574	1,527	12.1
Note: the summarized income statement groups some lines of the consolidated income statements as follows:
A.‘Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net’; ‘Gain or losses on financial assets and liabilities held for trading, net’; ‘Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss’; ‘Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net’; ‘Gain or losses from hedge accounting, net’; and ‘Exchange differences, net’.
B.'Other operating income’; ‘Other operating expenses’; ’Income from insurance and reinsurance contracts’; and ‘Expenses from insurance and reinsurance contracts’.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Main income statement items
In accordance with IFRS 5 requirements, results associated with the business subject to the Poland disposal are reported under a single line item in the consolidated income statement — 'profit/(loss) after tax from discontinued operations' — for the years 2025, 2024 and 2023.
In the consolidated balance sheet, the assets associated with the businesses subject to the Poland disposal are classified under the 'non-current assets held for sale' line item and the related liabilities under 'liabilities associated with non-current assets held for sale' solely for the year ended 31 December 2025.
Therefore, this classification does not affect the balance sheet for the year ended 31 December 2024.
However, to facilitate analysis and ensure comparability of the information in the following tables 'average balance sheet - assets and interest income', 'average balance sheet - liabilities and interest expense', 'volume and profitability analysis', 'volume and cost analysis' and 'net interest income. Volume, profitability and cost analysis summary' were calculated classifying assets and liabilities associated with the businesses subject to the Poland disposal under 'assets/liabilities from discontinued operations' in both periods presented.
In 2025, profit attributable to the parent reached a new record of EUR 14,101 million, representing a year-on-year increase of 12%, compared to the EUR 12,574 million recorded in 2024. This increase was backed by the good performance of our global businesses which grew strongly.
Total income
Total income amounted to EUR 58,311 million in 2025, compared to EUR 58,043 million in 2024, a slight increase year-on-year (+0.5%). Net interest income and net fee income accounted for around 95% of total income. By line item:
Net interest income
Net interest income amounted to EUR 42,348 million, 3% lower than 2024, due to the impact from the sharp fall in interest rates in Argentina compared to 2024, especially in Retail, as well as a decline in Wealth.
This decrease was partially offset by the good performance in Openbank, due to active margin management and higher volumes, and, to a lesser extent, in CIB and Payments.

The following tables show the average balances of each year
calculated as the monthly average over the period, which we believe should not differ materially from using daily balances, and the interest generated.
The tables on the following pages also include average balances and interest rates in 2025 and 2024, based on the domicile of the entities at which the relevant assets or liabilities are recorded. Domestic balances relate to our entities domiciled in Spain. International balances relate to entities domiciled outside of Spain (reflecting our foreign activity), and are divided into mature markets (the US and Europe, except Spain) and developing markets (South America and Mexico).
The average balance of interest-earning assets in 2025 was 2% higher than in 2024. The activity of our entities in the domestic market increased 7% year-on-year and 1% in international mature markets, while in international developing markets they decreased 1%.
The average balance of interest-bearing liabilities in 2025 was 1% higher year-on-year, with growth in the domestic market (+5% year-on-year) whereas international developing markets were 1% lower year-on-year and international mature markets were flat.
The average return on interest-earning assets decreased from 7.03% in 2024 to 6.42% in 2025, due to the lower interest rate environment. By market, it fell 68 bps year-on-year in the domestic market, -53 bps year-on-year in our international mature markets, and -36 bps year-on-year in our international developing markets.
The average cost of interest-bearing liabilities decreased 45 bps in 2025 to 3.97%. By market, domestic and international mature markets performed in line with the average yield on assets, decreasing 53 bps and 61 bps, respectively. However, in international developing markets it rose 22 bps.
We calculated the change in interest income/(expense) shown in the tables below by:
•Applying the interest rate of the previous period to the difference between the average balances from the current and previous periods to obtain the change in volumes.
•Applying the difference between the rates from the current and previous periods to the average balance from the previous year to obtain the change in interest rate.
Both interest income and expense decreased in 2025, mainly due to lower interest rates across most of our footprint.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Average balance sheet - assets and interest income
EUR million
	2025			2024
Assets	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Cash balances at central banks and other deposits on demand, and loans and advances to central banks and credit institutions	282,529	13,663	4.84%	285,813	16,140	5.65%
Domestic	115,906	3,577	3.09%	108,705	4,701	4.32%
International - Mature markets	104,584	4,411	4.22%	114,350	5,700	4.98%
International - Developing markets	62,039	5,675	9.15%	62,758	5,739	9.14%

of which:
Reverse repurchase agreements	63,091	4,954	7.85%	63,820	5,533	8.67%
Domestic	34,605	1,646	4.76%	32,739	1,901	5.81%
International - Mature markets	6,902	415	6.01%	8,085	492	6.09%
International - Developing markets	21,584	2,893	13.40%	22,996	3,140	13.65%

Loans and advances to customers	1,022,507	70,830	6.93%	1,018,241	74,900	7.36%
Domestic	265,675	10,861	4.09%	265,043	12,272	4.63%
International - Mature markets	569,580	32,180	5.65%	562,488	33,884	6.02%
International - Developing markets	187,252	27,789	14.84%	190,710	28,744	15.07%

of which:
Reverse repurchase agreements	71,826	5,234	7.29%	61,528	5,884	9.56%
Domestic	10,837	380	3.51%	12,410	468	3.77%
International - Mature markets	59,968	4,725	7.88%	48,161	5,310	11.03%
International - Developing markets	1,021	129	12.63%	957	106	11.08%

Debt securities	280,413	15,890	5.67%	246,539	15,431	6.26%
Domestic	119,990	3,975	3.31%	94,607	3,478	3.68%
International - Mature markets	71,725	2,539	3.54%	64,140	2,174	3.39%
International - Developing markets	88,698	9,376	10.57%	87,792	9,779	11.14%

Income from hedging operations		1,420			2,470
Domestic		396			152
International - Mature markets		974			2,001
International - Developing markets		50			317

Other interest		(93)			71
Domestic		(256)			(71)
International - Mature markets		35			42
International - Developing markets		128			100

Total interest-earning assets	1,585,449	101,710	6.42%	1,550,593	109,012	7.03%
Domestic	501,571	18,553	3.70%	468,355	20,532	4.38%
International - Mature markets	745,889	40,139	5.38%	740,978	43,801	5.91%
International - Developing markets	337,989	43,018	12.73%	341,260	44,679	13.09%

Other non-interest earning assets	190,583			193,101
Assets from discontinued operations	67,080			59,578
Average total assets	1,843,112	101,710		1,803,272	109,012

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Average balance sheet - liabilities and interest expense
EUR million
	2025			2024
Liabilities and stockholders’ equity	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Deposits from central banks and credit institutions	141,619	8,151	5.76%	151,986	9,381	6.17%
Domestic	63,551	2,594	4.08%	60,256	2,960	4.91%
International - Mature markets	31,824	1,537	4.83%	44,633	2,447	5.48%
International - Developing markets	46,244	4,020	8.69%	47,097	3,974	8.44%

of which:
Repurchase agreements	69,047	4,696	6.80%	63,556	4,539	7.14%
Domestic	43,163	1,910	4.43%	37,663	1,973	5.24%
International - Mature markets	8,195	478	5.83%	8,773	579	6.60%
International - Developing markets	17,689	2,308	13.05%	17,120	1,987	11.61%

Customer deposits	1,024,250	31,735	3.10%	994,107	35,714	3.59%
Domestic	354,809	3,884	1.09%	321,519	4,944	1.54%
International - Mature markets	471,883	13,336	2.83%	472,750	16,283	3.44%
International - Developing markets	197,558	14,515	7.35%	199,838	14,487	7.25%

of which:
Repurchase agreements	101,424	7,405	7.30%	85,139	8,207	9.64%
Domestic	33,963	798	2.35%	14,124	586	4.15%
International - Mature markets	46,316	4,230	9.13%	48,115	5,278	10.97%
International - Developing markets	21,145	2,377	11.24%	22,900	2,343	10.23%

Marketable debt securities A	308,272	15,066	4.89%	307,931	14,612	4.75%
Domestic	136,229	4,890	3.59%	147,606	5,330	3.61%
International - Mature markets	127,870	5,360	4.19%	117,291	5,323	4.54%
International - Developing markets	44,173	4,816	10.90%	43,034	3,959	9.20%

of which:
Commercial paper	20,386	759	3.72%	25,809	1,244	4.82%
Domestic	11,707	347	2.96%	17,046	727	4.26%
International - Mature markets	6,962	265	3.81%	7,143	339	4.75%
International - Developing markets	1,717	147	8.56%	1,620	178	10.99%

Other interest-bearing liabilities	22,841	679	2.97%	22,762	672	2.95%
Domestic	17,741	504	2.84%	17,151	490	2.86%
International - Mature markets	3,658	36	0.98%	3,707	17	0.46%
International - Developing markets	1,442	139	9.64%	1,904	165	8.67%

Expenses from hedging operations		1,762			3,066
Domestic		620			1,159
International - Mature markets		1,009			1,325
International - Developing markets		133			582

Other interest		1,969			1,780
Domestic		843			741
International - Mature markets		388			282
International - Developing markets		738			757

Total interest-bearing liabilities	1,496,982	59,362	3.97%	1,476,786	65,225	4.42%
Domestic	572,330	13,335	2.33%	546,532	15,624	2.86%
International - Mature markets	635,235	21,666	3.41%	638,381	25,677	4.02%
International - Developing markets	289,417	24,361	8.42%	291,873	23,924	8.20%

Other non-interest bearing liabilities	176,158			168,212
Non-controlling interests	8,871			8,398
Total stockholders´ equity	101,497			96,744
Liabilities from discontinued operations	59,604			53,132
Average total liabilities and stockholders´ equity	1,843,112	59,362		1,803,272	65,225
A.Does not include contingently convertible preference shares and perpetual subordinated notes because they do not accrue interest. We include them under 'Other non-interest-bearing liabilities'.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Volume and profitability analysis
EUR million
	2025 vs. 2024
	Increase (decrease) due to changes in
Interest income	Volume	Rate	Total change
Cash and deposits on demand and loans and advances to central banks and credit institutions	(231)	(2,246)	(2,477)
Domestic	295	(1,419)	(1,124)
International - Mature markets	(460)	(829)	(1,289)
International - Developing markets	(66)	2	(64)

of which:
Reverse repurchase agreements	(157)	(422)	(579)
Domestic	104	(359)	(255)
International - Mature markets	(71)	(6)	(77)
International - Developing markets	(190)	(57)	(247)

Loans and advances to customers	(65)	(4,005)	(4,070)
Domestic	29	(1,440)	(1,411)
International - Mature markets	423	(2,127)	(1,704)
International - Developing markets	(517)	(438)	(955)

of which:
Reverse repurchase agreements	1,080	(1,730)	(650)
Domestic	(57)	(31)	(88)
International - Mature markets	1,130	(1,715)	(585)
International - Developing markets	7	16	23

Debt securities	1,231	(772)	459
Domestic	866	(369)	497
International - Mature markets	265	100	365
International - Developing markets	100	(503)	(403)

Income from hedging income	(1,050)	—	(1,050)
Domestic	244	—	244
International - Mature markets	(1,027)	—	(1,027)
International - Developing markets	(267)	—	(267)

Other interest	(164)	—	(164)
Domestic	(185)	—	(185)
International - Mature markets	(7)	—	(7)
International - Developing markets	28	—	28

Total interest-earning assets	(279)	(7,023)	(7,302)
Domestic	1,249	(3,228)	(1,979)
International - Mature markets	(806)	(2,856)	(3,662)
International - Developing markets	(722)	(939)	(1,661)

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Volume and cost analysis
EUR million
	2025 vs. 2024
	Increase (decrease) due to changes in
Interest expense	Volume	Rate	Total change
Deposits from central banks and credit institutions	(561)	(669)	(1,230)
Domestic	155	(521)	(366)
International - Mature markets	(643)	(267)	(910)
International - Developing markets	(73)	119	46

of which:
Repurchase agreements	297	(140)	157
Domestic	266	(329)	(63)
International - Mature markets	(37)	(64)	(101)
International - Developing markets	68	253	321

Customer deposits	277	(4,256)	(3,979)
Domestic	473	(1,533)	(1,060)
International - Mature markets	(30)	(2,917)	(2,947)
International - Developing markets	(166)	194	28

of which:
Repurchase agreements	172	(974)	(802)
Domestic	550	(338)	212
International - Mature markets	(191)	(857)	(1,048)
International - Developing markets	(187)	221	34

Marketable debt securities	158	296	454
Domestic	(409)	(31)	(440)
International - Mature markets	460	(423)	37
International - Developing markets	107	750	857

of which:
Commercial paper	(191)	(294)	(485)
Domestic	(193)	(187)	(380)
International - Mature markets	(8)	(66)	(74)
International - Developing markets	10	(41)	(31)

Other interest-bearing liabilities	(26)	33	7
Domestic	17	(3)	14
International - Mature markets	0	19	19
International - Developing markets	(43)	17	(26)

Expenses from hedging expenses	(1,304)	—	(1,304)
Domestic	(539)	—	(539)
International - Mature markets	(316)	—	(316)
International - Developing markets	(449)	—	(449)

Other interest	189	—	189
Domestic	102	—	102
International - Mature markets	106	—	106
International - Developing markets	(19)	—	(19)

Total interest-bearing liabilities	(1,267)	(4,596)	(5,863)
Domestic	(201)	(2,088)	(2,289)
International - Mature markets	(423)	(3,588)	(4,011)
International - Developing markets	(643)	1,080	437

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Net interest income. Volume, profitability and cost analysis summary
EUR million
	2025 vs. 2024
	Increase (decrease) due to changes in
	Volume	Rate	Total change
Interest income	(279)	(7,023)	(7,302)
Domestic	1,249	(3,228)	(1,979)
International - Mature markets	(806)	(2,856)	(3,662)
International - Developing markets	(722)	(939)	(1,661)

Interest expense	(1,267)	(4,596)	(5,863)
Domestic	(201)	(2,088)	(2,289)
International - Mature markets	(423)	(3,588)	(4,011)
International - Developing markets	(643)	1,080	437

Net interest income	988	(2,427)	(1,439)
Domestic	1,450	(1,140)	310
International - Mature markets	(383)	732	349
International - Developing markets	(79)	(2,019)	(2,098)

Net interest income
EUR million

-3%
2025 vs. 2024

Net fee income
EUR million

+5%
2025 vs. 2024

Net fee income
Net fee income totalled EUR 12,976 million in 2025 and grew 5% compared to 2024, with good performances across most businesses, especially in Retail, Wealth and CIB.
For more details, see note 41 and note 42 to the consolidated financial statements.
Gains or losses on financial assets and liabilities and exchange differences (net)
Gains on financial assets and liabilities and exchange differences (net) stood at EUR 2,362 million (EUR 2,211 million in 2024), mainly due to lower impacts from foreign exchange hedges in Corporate Centre and results in Wealth.
Gains or losses on financial assets and liabilities stem from mark-to-market valuations of the trading portfolio and derivative instruments, which include spot market foreign exchange transactions, sales of investment securities and liquidation of our hedging and other derivative positions.
For more details, see note 43 to the consolidated financial statements.
Exchange rate differences primarily show gains and losses from foreign exchange and the differences that arise from converting monetary items in foreign currencies to the functional currency, and from selling non-monetary assets denominated in foreign currency at the time of their disposal. Given that Santander manages currency exposures with derivative instruments, the changes in this line should be analysed together with gains or losses on financial assets and liabilities.
For more details, see note 44 to the consolidated financial statements.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Dividend income
Dividend income was EUR 715 million in 2025 (EUR 710 million in 2024).
Income from companies accounted for using the equity method
Income from companies accounted for using the equity method reached EUR 665 million in 2025 compared to EUR 687 million in 2024.
Other operating income/expenses
Other operating income recorded a loss of EUR 755 million in 2025. This compares to a EUR 1,728 million loss in 2024 affected by a larger hyperinflation adjustment in Argentina and the charge relating to the temporary levy on revenue earned in Spain (EUR 335 million), whereas in 2025 the tax on expected revenue earned in Spain for the year was recorded under the ‘tax expense or income from continuing operations' line.
For more details, see note 45 to the consolidated financial statement.
Operating expenses
Operating expenses amounted to EUR 24,779 million in 2025, 2% lower than 2024, reflecting our progress in transformation.
Our costs management continued to focus on improving our efficiency ratio and, as a result, we remained among the most efficient global banks.
Our business transformation plan, ONE Transformation, continued to progress across our footprint, reflected in increased operational leverage and better business dynamics.
For more details, see note 46 and note 47 to the consolidated financial statements.
Provisions or reversal of provisions
Provisions (net of provisions reversals) amounted to EUR 2,302 million in 2025 compared to EUR 3,062 million in 2024 which included the charges after discontinuing our Superdigital platform in Latin America in Q2 2024.
Additionally, both in Q4 2025 and Q4 2024 provisions included charges for potential complaints related to motor finance dealer commissions in the UK (EUR 214 million and EUR 353 million, respectively).
For more details, see note 25 to the consolidated financial statements.
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
Net impairments totalled EUR 12,546 million in 2025 (impairment of EUR 12,136 million in 2024).
Impairment on other assets (net)
Impairment on other assets (net) was EUR 251 million in 2025. In 2024, the impairment amounted to EUR 624 million and included the charge registered in Q2 2024 in PagoNxt after discontinuing our merchant platform in Germany.
Gains or losses on non-financial assets and investments (net)
No amount was recorded in gains or losses on non-financial assets and investments (net) in 2025. In 2024, it stood at EUR 368 million and included the gain recorded in Q2 2024 from an agreement with Sodexo in Brazil (EUR 352 million).
For more details, see note 48 to the consolidated financial statements.
Negative goodwill recognized in results
In 2025, negative goodwill recognized in results was EUR 22 million relating to the acquisition of CrediScotia Financiera from Scotiabank in Q1 2025 which expands Openbank's presence in Peru. No negative goodwill was recorded in 2024.
Gains or losses on non-current assets held for sale not classified as discontinued operations
This item, which mainly includes impairment of foreclosed assets recorded and the sale of properties acquired upon foreclosure, recorded a EUR 226 million gain in 2025 which included a capital gain of EUR 231 million in Q2 2025 from the sale of Santander’s remaining 30.5% stake in CACEIS. In 2024, this line recorded a loss of EUR 27 million.
For more details, see note 49 to the consolidated financial statements.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
EUR million
	2025	2024
Financial assets at fair value through other comprehensive income	29	(1)
Financial assets at amortized cost	12,517	12,137
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from changes	12,546	12,136

Impairment on other assets (net)
EUR million
	2025	2024
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—
Impairment on non-financial assets, net	251	624
Tangible assets	129	382
Intangible assets	112	231
Others	10	11
Impairment on other assets (net)	251	624
Profit or loss before tax from continuing operations
Profit before tax was EUR 18,681 million in 2025, +8% year-on-year, supported by the good performance of net fee income and cost discipline.
Tax expense or income from continuing operations
Total tax expense from continuing operations was EUR 4,723 million in 2025 (compared to EUR 4,844 million in 2024) which includes EUR 353 million corresponding to the expected tax on income obtained in Spain for the year.
Profit or loss after tax from discontinued operations
Profit or loss after tax from discontinued operations totalled EUR 1,542 million in 2025 compared to EUR 1,241 million in 2024. This line records the results associated with the Poland disposal, which increased year-on-year driven by a good revenue performance and lower provisions.

Profit attributable to the parent
EUR million

+12%
2025 vs. 2024

Profit attributable to non-controlling interests
Profit attributable to non-controlling interests stood at EUR 1,399 million in 2025 (EUR 1,170 million in 2024).
For more details, see note 28 to the consolidated financial statements.
Profit attributable to the parent
Profit attributable to the parent amounted to EUR 14,101 million in 2025, 12% higher than the EUR 12,574 million in 2024.

Earnings per share
EUR

+17%
2025 vs. 2024

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Group underlying income statement

Attributable			Underlying
Profit		RoTE (post-AT1)	Profit		RoTE (post-AT1)
EUR 14,101 million	+12% in euros	16.3%	EUR 13,152 million	+12% in euros	15.2%
	+16% in constant euros	+0.8 pp		+16% in constant euros	+0.8 pp
Note: changes vs. 2024.
Below is the condensed income statement adjusted for items beyond the ordinary course of business and reclassification of certain items under some headings of the underlying income statement, as described in note 52.c to the consolidated financial statements, where our segments' aggregate underlying consolidated results are reconciled to the statutory consolidated results.
In the underlying income statement, results obtained in Poland are reported in the 'non-recurring items' line item for 2025 and 2024, so that it is excluded from underlying profit at both the Group and global business levels.
Therefore, all underlying ratios and management metrics included in this underlying income statement section have been calculated excluding Poland.
The Group presents, both at the total Group level and for each of the business units, the changes in euros registered in the income statement, as well as variations excluding the exchange rate effect (i.e. in constant euros, except for Argentina and any grouping which includes it), understanding that the latter provide a better analysis of the Group’s management. For further information, see 4.6. 'Alternative performance measures (APMs): 2025, 2024 and 2023'.
At the Group level, exchange rates had an unfavourable year-on-year impact of 4.0 pp on total income and a favourable impact of 3.5 pp on total costs, mainly due to the depreciation of the Brazilian real and the Mexican peso.
To better understand the business trends, we reclassified certain items under some headings of the underlying income statement. These reclassifications between the statutory and underlying income statements include:

Condensed underlying income statement
EUR million
			Change
	2025	2024	Absolute	%	% excl. FX
Net interest income	42,401	43,824	(1,423)	(3.2)	0.5
Net fee income	12,928	12,335	593	4.8	9.1
Gains (losses) on financial transactions and exchange differences	2,354	2,216	138	6.2	9.7
Other operating income	625	(391)	1,016	—	—
Total income	58,308	57,984	324	0.6	4.5
Total costs	(26,410)	(27,354)	944	(3.5)	0.0
Net operating income	31,898	30,630	1,268	4.1	8.6
Net loan-loss provisions	(12,128)	(11,822)	(306)	2.6	8.1
Other gains (losses) and provisions	(834)	(1,431)	597	(41.7)	(41.3)
Profit before tax	18,936	17,377	1,559	9.0	13.2
Tax on profit	(4,939)	(4,853)	(86)	1.8	5.3
Profit from continuing operations	13,997	12,524	1,473	11.8	16.2
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	13,997	12,524	1,473	11.8	16.2
Non-controlling interests	(845)	(750)	(95)	12.7	17.7
Underlying profit attributable to the parent A	13,152	11,774	1,378	11.7	16.1
Non-recurring items	949	800	149	18.6	18.6
Profit attributable to the parent	14,101	12,574	1,527	12.1	16.3
A.Excluding non-recurring items.

•In 2025:
•As previously explained, in the statutory income statement, results associated with the business subject to the Poland disposal are reported in the 'profit/(loss) after tax from discontinued operations' line item.

However, in the underlying income statement, the results related to the business subject to the Poland disposal are excluded line-by-line from the underlying income statement and recorded in the 'non-recurring items' line.
•As explained in note 52.c, certain charges recorded in the statutory account under the line items that comprise 'other

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

gains (losses) and provisions' are presented in the underlying income statement under the 'total costs' line item. These are mainly recurring operating charges, primarily related to labour and legal processes, and exclude EUR 620 million of restructuring charges and EUR 214 million of provisions for potential complaints related to motor finance dealer commissions.
•A capital gain, that falls outside the ordinary course of our business, in Q2 2025 of EUR 231 million from the sale of Santander’s remaining 30.5% stake in CACEIS.
•A one-off charge of EUR 467 million in Q2 2025 (EUR 231 million net of tax and minority interests), which strengthens the balance sheet after having updated macroeconomic parameters in Brazil’s credit provisioning models.
•In 2024:
•As previously explained, in the statutory income statement, results associated with the business subject to the Poland disposal are reported in the 'profit/(loss) after tax from discontinued operations' line item.
However, in the underlying income statement, the results related to the business subject to the Poland disposal are excluded line-by-line from the underlying income statement and recorded in the 'non-recurring items' line.
•As explained in note 52.c, certain charges recorded in the statutory account under the line items that comprise 'other gains (losses) and provisions' are presented in the underlying income statement under the 'total costs' line item. These are mainly recurring operating charges, primarily related to labour and legal processes, and exclude EUR 835 million of restructuring charges, EUR 353 million of provisions for potential complaints related to motor finance dealer commissions and EUR 243 million from charges related to the discontinuation of our merchant platform in Germany and Superdigital in Latin America.
•Provisions which strengthen the balance sheet in Brazil of EUR 352 million gross in Q2 2024 (EUR 174 million net of tax and minority interests) which were compensated by gains on the sale of our stake in Pluxee in Brazil.
Additionally, regarding results that fall outside the ordinary course of our business and are therefore excluded from the underlying income statement and recorded in the 'non-recurring items' line:
•In 2025:
•As previously explained, results obtained in Poland are reported in the 'non-recurring items' line.
•Additionally, it includes the following two events of the same value but opposite signs:
-A capital gain in Q2 2025 of EUR 231 million from the sale of Santander’s remaining 30.5% stake in CACEIS.
-A one-off charge of EUR 467 million in Q2 2025 (EUR 231 million, net of tax and minority interests), which strengthens the balance sheet after having updated macroeconomic parameters in Brazil’s credit provisioning models, in accordance with IFRS 9 regulations.
•In 2024:
•As previously explained, results obtained in Poland are reported in the 'non-recurring items' line.
For more details, see note 52.c to the consolidated financial statements.
As a result, profit attributable to the parent was EUR 14,101 million, increasing 12% in euros and 16% in constant euros compared to 2024, while underlying profit was EUR 13,152 million in 2025 which also represented a rise of 12% in euros and 16% in constant euros compared to 2024.
The year-on-year comparisons of both attributable profit and underlying profit were favoured mainly by the charges in Q2 2024 related to the discontinuation of our merchant platform in Germany and Superdigital in Latin America (EUR 243 million, net of tax and minority interests) and the charge in Q4 2025 related to the provisions recorded for complaints related to motor finance dealer commissions in the UK that was less than the provision in Q4 2024.
Total income amounted to EUR 58,308 million in 2025, a 1% increase year-on-year. In constant euros, total income rose by 5% year-on-year, as follows:
•Net interest income (NII) totalled EUR 42,401 million and increased by 1% year-on-year, even after the impact from the sharp fall in interest rates in Argentina. Excluding Argentina, NII increased 4%. By business:
•In Retail, which represented 62% of the NII of the total operating areas, NII decreased by 1%. Excluding Argentina, it improved 2%, with positive performances across most countries. Of note were Mexico, due to volumes and a lower cost of deposits, Chile supported by a lower cost of deposits and the UK, driven by higher mortgage profitability and a lower cost of deposits.
•NII grew strongly (+5%) in Openbank (26% of the NII of the total operating areas), with positive trends across almost all of our footprint, boosted by active margin management and higher volumes in Openbank Europe and Latin America and additionally favoured by CrediScotia's integration in Peru.
•In CIB, NII increased by 6%, boosted by Global Markets in Europe and the US.
•In Wealth, NII decreased by 14%, affected by some deposit cost inelasticity to interest rate declines in Private Banking and by the lower yield on assets in a lower interest rate environment.
•In Payments, NII grew strongly, +36%, due to higher activity.
•Net fee income reached EUR 12,928 million, increased by 9% year-on-year, achieving a new record, with growth across all businesses. This excellent net fee income performance was underpinned by higher customer activity, network benefits and greater collaboration between our global businesses. By business:

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

•In Retail, net fee income increased by 9%, supported by higher commercial activity and a larger customer base.
•In Openbank, net fee income was relatively stable, as double-digit growth in the US and Latin America was offset by lower net fee income in Openbank Europe which was impacted by new insurance regulation in Germany.
•In CIB, net fee income increased by 9%, reaching record levels with growth in all business lines.
•In Wealth, net fee income rose by 17%, with the largest contribution coming from Private Banking and the asset management business.
•In Payments, net fee income increased by 16%, boosted by higher activity.

Net fee income
EUR million
	2025	2024
Asset management business, funds and insurance	4,377	4,244
Credit and debit cards	2,296	2,250
Securities and custody services	1,412	1,251
Account management and availability fees	1,913	1,953
Cheques and payment orders	747	795
Foreign exchange	761	632
Charges for past-due/unpaid balances and guarantees	475	313
Bill discounting	129	139
Other	818	758
Net fee income	12,928	12,335
•Gains on financial transactions and exchange differences increased by 10%, mainly due to lower impacts from foreign exchange hedges in the Corporate Centre and results in Wealth.
•Other operating income improved in 2025 compared to 2024, primarily due to a less negative impact from the hyperinflation adjustment in Argentina and the temporary levy on revenue earned in Spain, which is recorded in this line in 2024, whereas in 2025 the expected tax on revenue earned in Spain for the year was recorded under the ‘tax on profit' line.

Total income
EUR million

+1%	A
2025 vs. 2024

A. In constant euros: +5%.
Total costs in 2025 totalled EUR 26,410 million, down 3% year-on-year. In constant euros, costs were flat year-on-year. In real terms, excluding the impact of average inflation and in constant euros, they fell 3% year-on-year (for further information, see 4.6. 'Alternative performance measures (APMs): 2025, 2024 and 2023').
We continued to progress with our business transformation plan, ONE Transformation, reflected in greater operational leverage, better business dynamics and more streamlined and agile structures. By business and in constant euros:
•In Retail, total costs declined 1%. In real terms they fell 5%, driven by the transformation efforts through organizational and process simplification and the implementation of our global platform and lower charges in the 'other operating costs' line. The efficiency ratio improved to 42.9%.
•In Openbank, total costs increased by 4% year-on-year. In real terms, they grew 2%, driven by our investments in platforms and our digital bank, as well as the CrediScotia integration, which were partially offset by savings from our efficiency and transformation efforts. The efficiency ratio stood at 43.6%.
•In CIB, total costs decreased by 1% (-4% in real terms), as our investments in new products and capabilities to support growth were more than offset by lower charges in the 'other operating costs' line. The efficiency ratio stood at 46.8%.
•In Wealth, total costs rose 6% (+3% in real terms), reflecting investments made to strengthen PB teams and to develop new capabilities to address the increase in commercial activity. The efficiency ratio improved to 35.7%.
•In Payments, total costs grew by 2%, but improved 1% in real terms, even with our investments in platforms.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Total costs
EUR million
	2025	2024
Staff costs	13,656	13,827
Other administrative expenses	7,923	8,129
Information technology	2,344	2,579
Communications	367	387
Advertising	517	512
Buildings and premises	702	711
Printed and office material	101	86
Taxes (other than tax on profits)	543	554
Other expenses	3,349	3,300
Administrative expenses	21,579	21,956
Depreciation and amortization	3,178	3,179
Operating expenses	24,757	25,135
Other operating costs	1,653	2,219
Total costs	26,410	27,354

Efficiency ratio
%

-1.9	pp
2025 vs. 2024

Our cost management continued to focus on structurally improving our efficiency. As a result, we improved our efficiency ratio by 1.9 pp to 45.3%.
All in all, net operating income reached EUR 31,898 million, up 4% year-on-year. In constant euros, it rose by 9%, mainly driven by the good revenue performance (particularly in net fee income), while total costs were stable.
Net loan-loss provisions in 2025 amounted to EUR 12,128 million, a 3% increase year-on-year.
In constant euros, they rose 8%, mainly due to: i) higher LLPs in Retail, as an increase in card provisions driven by strong loan growth and a less favourable macro environment in some of our countries more than offset a positive performance in the other Retail portfolios; and ii) the increase in the Corporate Centre due to provisions in H1 2025 related to our plan to accelerate NPL ratio reductions, improving the Group's credit quality.
The cost of risk stood at 1.14% as of 31 December 2025. For more details, see 5.1. 'Key credit risk metrics'.

Net loan-loss provisions
EUR million

+3%	A
2025 vs. 2024

A. In constant euros: +8%.
Other gains (losses) and provisions recorded a loss of EUR 834 million in 2025, compared to a EUR 1,431 million loss in 2024.
This year-on-year improvement was favoured by the aforementioned charges in 2024: i) the discontinuation of our merchant platforms in Germany and Superdigital in Latin America; and ii) the charge in Q4 2025 due to the provisions recorded for complaints related to motor finance dealer commissions in the UK that was less than the provision in Q4 2024.
Tax on profit amounted to EUR 4,939 million, 2% higher than in 2024. In constant euros, it rose 5%, as a lower tax burden in some countries, mainly in Brazil, did not fully offset lower benefits from fiscal incentives for electric vehicles in the US and a EUR 353 million charge in 2025 corresponding to the aforementioned tax on revenue expected in Spain for the year.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Underlying profit attributable to the parent in 2025 was EUR 13,152 million, 12% more than in 2024. In constant euros, it rose by 16%, supported by solid total income growth, while total costs were stable and with a controlled cost of risk.
As a result, underlying RoTE post-AT1 was 15.2%, up from 14.4% in 2024, underlying RoRWA was 2.31% (compared to 2.07% in 2024) and underlying earnings per share reached EUR 0.84 (from EUR 0.72 in 2024).

Underlying profit attributable to the parent
EUR million

+12%	A
2025 vs. 2024

A. In constant euros: +16%.

Underlying RoTE post-AT1
%
As previously explained, results related to the Poland disposal are recorded in non-recurring items, totalling EUR 949 million in 2025 compared to EUR 800 million in 2024.
Including these non-recurring items, profit attributable to the parent in 2025 was EUR 14,101 million, 12% more than in 2024. In constant euros, it rose by 16%.
RoTE post-AT1 stood at 16.3% (15.5% in 2024), in line with our full-year target of reaching a ratio close to 16.5%. RoRWA stood at 2.44% (2.18% in 2024) and earnings per share stood at EUR 0.91 (EUR 0.77 in 2024).

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

4.2.2 Group balance sheet
Since Q2 2025, the assets associated with the Poland disposal have been classified under the 'non-current assets held for sale' line item in the Group’s consolidated balance sheet, in accordance with IFRS 5 requirements and as a result of the announcement of the Poland disposal. The related liabilities have been classified under 'liabilities associated with non-current assets held for sale'. This classification applies solely to balance sheets from 30 June 2025 onwards and does not affect prior periods, which therefore limits the comparability of the balance sheets presented below.

Balance sheet
EUR million
			Change
Assets	Dec-25	Dec-24	Absolute	%
Cash, cash balances at central banks and other deposits on demand	152,281	192,208	(39,927)	(20.8)
Financial assets held for trading	252,318	230,253	22,065	9.6
Non-trading financial assets mandatorily at fair value through profit or loss	7,761	6,130	1,631	26.6
Financial assets designated at fair value through profit or loss	8,046	7,915	131	1.7
Financial assets at fair value through other comprehensive income	74,612	89,898	(15,286)	(17.0)
Financial assets at amortized cost	1,202,689	1,203,707	(1,018)	(0.1)
Hedging derivatives	3,931	5,672	(1,741)	(30.7)
Changes in the fair value of hedged items in portfolio hedges of interest risk	50	(704)	754	—
Investments	7,052	7,277	(225)	(3.1)
Assets under reinsurance contracts	223	222	1	0.5
Tangible assets	27,438	32,087	(4,649)	(14.5)
Intangible assets	17,308	19,259	(1,951)	(10.1)
Tax assets	30,076	30,596	(520)	(1.7)
Other assets	8,719	8,559	160	1.9
Non-current assets held for sale	75,011	4,002	71,009	—
Total assets	1,867,515	1,837,081	30,434	1.7

Liabilities and equity
Financial liabilities held for trading	171,546	152,151	19,395	12.7
Financial liabilities designated at fair value through profit or loss	42,148	36,360	5,788	15.9
Financial liabilities at amortized cost	1,421,184	1,484,322	(63,138)	(4.3)
Hedging derivatives	4,248	4,752	(504)	(10.6)
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	49	(9)	58	(644.4)
Liabilities under insurance contracts	18,737	17,829	908	5.1
Provisions	8,355	8,407	(52)	(0.6)
Tax liabilities	9,568	9,598	(30)	(0.3)
Other liabilities	15,937	16,344	(407)	(2.5)
Liabilities associated with non-current assets held for sale	62,995	—	62,995	—
Total liabilities	1,754,767	1,729,754	25,013	1.4
Shareholders' equity	141,144	135,196	5,948	4.4
Other comprehensive income	(37,974)	(36,595)	(1,379)	3.8
Non-controlling interest	9,578	8,726	852	9.8
Total equity	112,748	107,327	5,421	5.1
Total liabilities and equity	1,867,515	1,837,081	30,434	1.7
Note: this is a summarized balance sheet. For further information, see 'consolidated balance sheet' section in the consolidated financial statements.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Executive summary A

Gross loans and advances to customers (excluding reverse repos)					Customer funds (deposits excluding repos + mutual funds)

EUR 984 billion			+4%		EUR 1,200 billion	+6%

è By segment:					è By product:

Growth across main businesses, led by double-digit performance in CIB and Wealth.				Growth in all products, rising double digits in mutual funds and with a pickup in demand deposits at the end of the year.

Retail	Openbank	CIB	Wealth	Demand	Time	Mutual funds
+1%	+2%	+16%	+13%	+3%	+7%	+14%

A.2025 vs. 2024 changes in constant euros and excluding Poland. For more information on figures presented in constant euros and the exclusion of repurchase agreements and reverse repurchase agreements, see 4.6. 'Alternative performance measures (APMs): 2025,2024 and 2023'.

Loans and advances to customers
Loans and advances to customers totalled EUR 1,037,288 million in December 2025, a 2% decrease year-on-year. The year-on-year comparison was affected by the Poland disposal as, in accordance with IFRS 5 requirements and only from 30 June 2025 onwards, the assets related to the Poland disposal are aggregated under the 'non-current assets held for sale' line, without affecting assets in previous periods.
For the purpose of analysing traditional commercial banking loans, the Group uses gross loans and advances to customers excluding reverse repurchase agreements (repos). To enable like-for-like comparisons, we analyse gross loans and advances to customers excluding reverse repos and, for 2024 data, excluding Poland, i.e. aligning the perimeter with the accounting treatment from June 2025. As at end December 2025, gross loans and advances to customers excluding reverse repos, totalled EUR 984,466 million in December 2025, a 1% increase year-on-year.
To facilitate the analysis of Santander's management, the comments below do not consider the exchange rate impact (i.e., in constant euros), except for Argentina and any grouping which includes it. For further information, see 4.6. 'Alternative performance measures (APMs): 2025, 2024 and 2023'.
Gross loans and advances to customers excluding Poland and reverse repos and in constant euros, grew by 4% year-on-year, as follows:
•In Retail, which represented 60% of the Group's loan portfolio, gross loans and advances to customers grew by 1%, as growth in the mortgage and card portfolios in most countries and higher corporate loans in Europe offset the decrease in SMEs, mainly in Spain, the UK and Portugal.
•In Openbank, which represented 22% of the Group's loan portfolio, they grew by 2% driven by good performances in auto markets in Europe and Latin America.
•In CIB, which represented 15% of the Group's loan portfolio, lending volumes increased by 16%, with double-digit growth in the three business lines.
•In Wealth, gross loans and advances to customers rose by 13% driven by strong growth in Private Banking.
•Payments had a loan portfolio of just EUR 1 billion (-8% year-on-year).

Loans and advances to customers
EUR million. Excluding Poland
			Change
	Dec-25	Dec-24	Absolute	%
Commercial bills	51,110	51,429	(319)	(0.6)
Secured loans	530,749	538,218	(7,469)	(1.4)
Other term loans	295,998	284,136	11,862	4.2
Finance leases	38,540	37,643	897	2.4
Receivable on demand	10,313	10,737	(424)	(3.9)
Credit cards receivable	26,179	24,563	1,616	6.6
Impaired assets	31,577	32,235	(658)	(2.0)
Gross loans and advances to customers (excluding reverse repos)	984,466	978,961	5,505	0.6
Reverse repurchase agreements	73,980	59,344	14,636	24.7
Gross loans and advances to customers	1,058,446	1,038,305	20,141	1.9
Loan-loss allowances	21,158	21,145	13	0.1
Net loans and advances to customers	1,037,288	1,017,160	20,128	2.0

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Gross loans and advances to customers (excluding reverse repos)
EUR billion. Excluding Poland

+1%	A
2025 vs. 2024

A. In constant euros: +4%.
As of December 2025, gross loans and advances to customers excluding reverse repos maintained a diversified structure between the markets in which the Group operates.
With respect to gross loans and advances to customers (including reverse repos) maturing in more than one year, at the end of 2025, 66% had a fixed interest rate, while the remaining 34% had a floating interest rate:

Gross loans and advances to customers (excluding reverse repos)
% of operating areas. December 2025. Excluding Poland

•In Spain, 53% of loans and advances to customers were fixed rate and 47% were floating rate.
•Outside of Spain, 69% of loans and advances to customers were fixed rate and 31% were floating rate.
For more details on the distribution of loans and advances to customers by business line, see note 10.b to the consolidated financial statements.

Gross loans and advances to customers (including reverse repos) with maturities exceeding one year as at 31 December 2025
EUR million. Excluding Poland
	Domestic		International		TOTAL
	Amount	Weight as % of the total	Amount	Weight as % of the total	Amount	Weight as % of the total
Fixed	74,310	53%	361,576	69%	435,886	66%
Floating	66,108	47%	158,758	31%	224,866	34%
TOTAL	140,418	100%	520,334	100%	660,752	100%

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Total customer funds
EUR million. Excluding Poland
			Change
	Dec-25	Dec-24	Absolute	%
Demand deposits	646,125	641,237	4,888	0.8
Time deposits	298,284	286,296	11,988	4.2
Mutual funds A	255,389	227,226	28,163	12.4
Customer funds	1,199,798	1,154,759	45,039	3.9
Pension funds A	16,112	15,646	466	3.0
Managed portfolios A	50,459	42,969	7,490	17.4
Repurchase agreements	96,791	78,072	18,719	24.0
Total funds	1,363,160	1,291,446	71,714	5.6
A. Including managed and marketed funds.
Customer deposits fell 1% year-on-year to EUR 1,041,200 million as at 31 December 2025. This year-on-year comparison was also affected by the Poland disposal as, in accordance with IFRS 5 requirements and only from 30 June 2025 onwards, the liabilities related to the Poland disposal are aggregated under the 'liabilities associated with non-current assets held for sale' line, without affecting liabilities in previous periods.
The Group uses customer funds (customer deposits, excluding repos, plus mutual funds) to analyse traditional retail banking funds. To enable like-for-like comparisons, we analyse customer funds excluding Poland in 2024, i.e. aligning the perimeter with the accounting treatment from June 2025. As at 31 December 2025, they amounted to EUR 1,199,798 million and grew 4% year-on-year.
To facilitate the analysis of Santander's management, the comments below do not consider the exchange rate impact (i.e., in constant euros), except for Argentina and any grouping which includes it. For further information, see 4.6. 'Alternative performance measures (APMs): 2025, 2024 and 2023'.

Customer funds (excluding repos)
EUR billion. Excluding Poland

Dec-25 vs. Dec-24
+4%	A

+12%

+2%

Total
Mutual fundsB
Deposits excluding repos

A. In constant euros: +6%.
B. Including managed and marketed funds.

Compared to December 2024, customer funds excluding Poland rose 6% in constant euros, as follows:
•By product, customer deposits excluding repos rose 4%, with an increase in both demand (+3%) and time deposits (+7%). Mutual funds rose 14%, with widespread increases across most businesses and countries.
•By business, customer funds increased 5% in Retail, mainly driven by time deposits in Europe and South America. In Openbank, customer funds rose 6%, in line with our deposit gathering strategy. In CIB, customer funds grew 4%, due to deposits in Cash Management. In Wealth, they were up 15%, driven mainly by mutual funds.
Customer funds maintained a diversified structure across the markets in which the Group operates. The weight of demand deposits was 54% of total customer funds, while time deposits accounted for 25% and mutual funds 21%.
In addition to capturing customer deposits, for strategic reasons the Group has a selective policy on issuing securities in international fixed income markets and strives to adapt the frequency and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.

Customer funds (excluding repos)
% of operating areas. December 2025. Excluding Poland

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

4.3 Financial information by segment: 2025 vs 2024

4.3.1 Description of segments
We base segment reporting on financial information presented to the chief operating decision maker, which excludes certain statutory results items that distort year-on-year comparisons and are not considered for management reporting. This financial information (underlying basis) is computed by adjusting reported results for the effects of certain gains and losses (e.g. capital gains, write-downs, impairment of goodwill, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to better understand the underlying trends in the business. For more details, see note 52.c to the consolidated financial statements.
Santander has aligned the information in this section with the underlying information used internally for management reporting and with that presented in the Group's other public documents.
The executive committee of Santander's board of directors has been selected to be its chief operating decision maker. The Group's operating segments reflect its organizational and managerial structures. The executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by global business and by country in which profits are earned. We prepare the financial information by aggregating the figures for Group’s global businesses and countries, relating it to both the accounting data of the business units integrated in each segment and that provided by management information systems. The same general principles as those used in the Group are applied.
Taking into account all of the changes detailed in 2. 'Presentation of financial and other information', from 2026 the primary and secondary segments are structured as follows:
Primary segments
This primary level of segmentation comprises six reportable segments: five global businesses plus the Corporate Centre.
Retail & Commercial Banking (Retail): area that integrates the retail banking and commercial banking businesses (individuals, SMEs and corporates), except private banking clients and business originated in the consumer finance businesses. Detailed financial information is provided on Spain (Retail Spain), the UK (Retail UK), Mexico (Retail Mexico) and Brazil (Retail Brazil), which represent most of the total Retail business.
Openbank, formerly Digital Consumer Bank (Consumer): comprises all business originated by consumer finance companies, plus our digital bank (formerly Openbank), Open Digital Services (ODS) and SBNA Consumer. Detailed financial information is provided on Europe (Openbank Europe) and the US (Openbank US).
Corporate & Investment Banking (CIB): this business, which includes Global Transaction Banking, Global Banking (Global Debt Financing and Corporate Finance) and Global Markets, offers products and services on a global scale to corporate and institutional customers, and collaborates with other global businesses to better serve our broad customer base.
Wealth Management & Insurance (Wealth): comprises two business lines: i) Private Banking, which includes the corporate private banking unit and International Private Banking in the US, Switzerland and the UAE; and ii) Insurance & Asset Management Solutions, which brings together the insurance business and liquid and illiquid asset management activities and includes the investment platforms and holdings that complement the traditional Wealth business.
Payment Solutions (Payments): brings together the Group’s digital payment solutions, providing global technological solutions to Group entities and new customers in the open market. It comprises Getnet, Getnet Platforms and Ebury.
Corporate Centre: includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s asset and liability committee, as well as management of liquidity and of shareholders’ equity via issuances.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the other businesses. It also incorporates goodwill impairments but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.
Secondary segments
This secondary level includes our main geographical units and the Corporate Centre, as described in the primary segments.
Detailed financial information is provided on Spain, the UK, Portugal, Openbank Europe (previously referred to as DCB Europe), which includes all consumer business, our digital bank in Europe and ODS, the US, Mexico, Brazil, Chile and Argentina.
Information is also provided for the 'Rest of the Group', the grouping which brings together everything that is not included in the aforementioned geographical units or the Corporate Centre.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

The information included on each of the segments in this report and the accounting principles under which their results are presented here may differ from the accounting principles applied and the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the segments covered in this report. Accordingly, the results of operations and trends shown for our segments in this document may differ materially from those of such subsidiaries.
As described in 4.2 'Group financial performance: 2025 vs 2024', the results of our segments presented below are only provided on the basis of underlying results in accordance with IFRS 8. Therefore, the information included in this section, at the Group and primary segment levels, excludes Poland's results line by line as they are recorded in full in the 'non-recurring items' line item. This reporting approach is consistent with the information used internally in management reporting as well as with other public Group disclosures from 2026. For the same reason, all underlying ratios and management metrics included in this section have been calculated excluding Poland. For further information, see 4.6 'Alternative performance measures (APMs): 2025, 2024 and 2023'.
The results of our segments presented below are provided on the basis of underlying results only and include the impact of foreign exchange rate fluctuations. However, for a better understanding of the changes in the performance of our business areas, we also provide and discuss the year-on-year changes to our results excluding such exchange rate impacts (i.e. in constant euros), except for Argentina, and any grouping which includes it, where the variations in constant euros have been calculated considering the Argentine peso exchange rate on the last working day for each of the periods presented. For further information, see 4.6 'Alternative performance measures (APMs): 2025, 2024 and 2023'.
The statements included in this section regarding Santander's competitiveness and that of its subsidiaries have been produced by the Group based on public information (corporate websites of competing entities and information published by national banking institutions).
Certain figures contained in this chapter have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

4.3.2 Summary of the Group's main business areas' income statements

2025
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying profit attributable to the parent
Retail & Commercial Banking	26,528	6,222	32,447	18,534	10,998	7,710
Openbank	11,036	1,479	13,015	7,335	2,566	1,741
Corporate & Investment Banking	3,824	2,552	8,016	4,264	3,949	2,708
Wealth Management & Insurance	1,335	1,642	4,042	2,598	2,564	1,983
Payment Solutions	167	1,059	1,373	170	134	96
Corporate Centre	(490)	(27)	(585)	(1,003)	(1,275)	(1,085)
TOTAL GROUP	42,401	12,928	58,308	31,898	18,936	13,152

Secondary segments
Spain	7,305	3,022	11,887	7,423	6,083	4,272
UK	5,008	369	5,032	2,095	1,794	1,307
Portugal	1,346	506	1,956	1,412	1,417	1,010
Openbank Europe	4,685	804	5,925	3,026	1,398	772
US	5,888	1,328	7,929	4,039	1,748	1,541
Mexico	4,554	1,454	6,305	3,575	2,336	1,705
Brazil	9,380	3,193	12,602	7,645	3,224	2,168
Chile	1,917	582	2,714	1,795	1,232	729
Argentina	1,727	788	2,235	1,257	650	433
Corporate Centre	(490)	(27)	(585)	(1,003)	(1,275)	(1,085)
Rest of the Group	1,080	908	2,309	634	328	300
TOTAL GROUP	42,401	12,928	58,308	31,898	18,936	13,152

Underlying profit attributable to the parent. 2025 distribution
Distribution A by primary segment
A. As a % of operating areas. Excluding the Corporate Centre.

Underlying profit attributable to the parent. 2025
EUR million. % change YoY

Retail

Openbank

CIB

Wealth

Payments

Var	Var B
+5%	+9%
+5%	+8%
+3%	+7%
+25%	+29%
—	—
B. Changes in constant euros.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

2024
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying profit attributable to the parent
Retail & Commercial Banking	27,854	6,022	33,064	18,359	10,750	7,345
Openbank	10,777	1,508	12,877	7,302	2,228	1,659
Corporate & Investment Banking	3,779	2,415	7,897	3,975	3,815	2,639
Wealth Management & Insurance	1,591	1,442	3,587	2,183	2,134	1,584
Payment Solutions	132	958	1,240	31	(233)	(299)
Corporate Centre	(308)	(11)	(680)	(1,220)	(1,317)	(1,154)
TOTAL GROUP	43,824	12,335	57,984	30,630	17,377	11,774

Secondary segments
Spain	7,256	2,867	11,580	7,071	5,440	3,762
UK	4,950	283	5,011	1,962	1,794	1,306
Portugal	1,548	467	2,065	1,492	1,481	1,001
Openbank Europe	4,361	902	5,644	2,796	1,131	642
US	5,693	1,152	7,580	3,615	1,053	1,109
Mexico	4,631	1,385	6,278	3,551	2,274	1,671
Brazil	10,121	3,414	13,536	8,318	3,830	2,422
Chile	1,822	551	2,592	1,650	1,111	629
Argentina	2,919	602	2,487	1,150	827	665
Corporate Centre	(308)	(11)	(680)	(1,220)	(1,317)	(1,154)
Rest of the Group	832	722	1,889	246	(248)	(280)
TOTAL GROUP	43,824	12,335	57,984	30,630	17,377	11,774

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

4.3.3 Primary segments

Retail & Commercial Banking	Underlying attributable profit	EUR 7,710 mn
Business performance
Gross loans and advances to customers, excluding reverse repos and in constant euros rose 1% year-on-year, mainly due to the increase in mortgages and cards, which amply offset the decrease in SMEs.
The mortgage portfolio increased across most countries. However, personal loans decreased driven by Brazil, partially offset by growth in Spain, Chile and Argentina.
Corporate loans rose, mainly due to generalized growth across Europe, while SME loans were affected by lower volumes in Spain, the UK and Portugal.
Customer deposits, excluding repos and in constant euros, rose 4%, driven by broad-based growth across countries in Europe, particularly in Spain, the UK and Brazil, especially in time deposits. Mutual funds rose 11% in constant euros, with positive performances across most countries. As a result, customer funds increased 5% in constant euros.

Retail. 2025 business performance
EUR billion and YoY % change in constant euros

591	+1%	727	+5%

Other

Other

Gross loans and advances to customer excl. reverse repos	Customer deposits excl. repos + mutual funds
Results
Underlying attributable profit in 2025 was EUR 7,710 million (54% of the Group's total operating areas), up 5% compared to 2024. In constant euros, it rose 9% year-on-year, as follows:
•Total income increased 3%, as the decrease in net interest income was amply offset by improvements in net fee income and other income, the latter favoured by the temporary levy on revenue earned in Spain, which was recorded in this line in 2024, whereas in 2025 the expected tax on revenue earned in Spain for the year was recorded under the ‘tax on profit' line.
Net interest income decreased 1% year-on-year, heavily impacted by Argentina, where interest rates declined significantly over the year. However, if we exclude Argentina, net interest income increased 2%, even in a less favourable interest rate environment, with positive performances in most countries. Of note, Mexico due to volumes and a lower cost of deposits, Chile supported by a lower cost of deposits and the UK driven by higher mortgage profitability and a lower cost of deposits.

Greater commercial activity and a larger loyal customer base contributed to net fee income growth (+9%). The most significant increases were in Argentina, Mexico and the UK and by product in transactional, insurance and mutual fund fees.

Retail. Total income
EUR million and YoY % change in constant euros

Other

Var
+3%
+2%
+9%
0%
+2%

Retail	32,447	+3%

•Total costs decreased 1%. In real terms, expenses declined 5% reflecting our transformation efforts through organizational simplification, process automation and the deployment of the global platform as well as lower charges in the 'other operating costs' line. As a result, net operating income increased 6% and efficiency improved to 42.9%.
•Net loan-loss provisions increased 8% year-on-year, as declines in Spain and the US partially offset the increases in Argentina due normalization and Brazil driven by loan growth and a less favourable macro environment.
•Other gains (losses) and provisions line recorded a 29% lower loss than in 2024, due to lower charges related to transformation.
Overall, underlying RoTE (post-AT1) in 2025 was 17.1%.

Retail. Underlying income statement
EUR million and % change
			/	2024
	2025	2024	%	% excl. FX

Revenue	32,447	33,064	(2)	+3
Total costs	(13,913)	(14,704)	(5)	(1)
Net operating income	18,534	18,359	+1	+6
LLPs	(7,150)	(7,064)	+1	+8
PBT	10,998	10,750	+2	+6
Underlying attr. profit	7,710	7,345	+5	+9
Detailed financial information in 4.3.4 'Appendix'.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Retail Spain	Profit before tax
	EUR 3,316	mn
Business performance
Gross loans and advances to customers, excluding reverse repos, were flat year-on-year as the increase in personal loans, consistent with our customer engagement strategy, and higher corporate loans offset a decrease in SMEs, affected by the ICO maturities and the impact of our focus on active risk management and balance sheet optimization.
Customer deposits excluding repos, increased 4% year-on-year, driven by our new value proposition for Select customers, supporting customer acquisition and improving our funding mix. Mutual funds increased 15% year-on-year. As a result, customer funds increased 6% year-on-year.
Results
Profit before tax in 2025 reached EUR 3,316 million, 17% higher than in 2024. By line item:
•Total income increased 3% mainly due to the rise of net fee income, driven by transactional, insurance and mutual funds fees, and other income favoured by the temporary levy on revenue earned in Spain, which was recorded in this line in 2024, whereas in 2025 the expected tax on revenue earned in Spain for the year was recorded under the ‘tax on profit' line.
•Total costs were flat, reflecting the progress achieved in product simplification and process automation, as well as by the savings obtained from the rollout of global platforms such as Gravity. As a result, the efficiency ratio improved to 36.5%.
•Net loan-loss provisions decreased 8%, which resulted in an improvement in the cost of risk and NPL ratio to 0.71% and 2.39%, respectively.
•The other gains (losses) and provisions line recorded a 49% lower loss year-on-year, benefited by less charges related to transformation.

Retail Spain. Underlying income statement
EUR million and % change
			/ 2024
	2025	2024	%

Revenue	7,143	6,915	+3
Total costs	(2,605)	(2,606)	0
Net operating income	4,538	4,309	+5
LLPs	(1,036)	(1,121)	(8)
PBT	3,316	2,824	+17
Detailed financial information in 4.3.4 'Appendix'.

Retail UK	Profit before tax
	EUR 1,658	mn
Business performance
Gross loans and advances to customers, excluding reverse repos and in constant euros, increased 2% year-on-year, driven by an increase in mortgages and corporates. The trend in mortgages was positive throughout the year, with a progressive recovery in new business volumes.
Customer deposits, excluding repos and in constant euros, increased 4% mainly driven by time deposits. Mutual funds increased 5% year-on-year in constant euros. As a result, customer funds increased 4% in constant euros.
Results
Profit before tax was EUR 1,658 million, up 2% year-on-year. In constant euros, it increased 3%, by line item:
•Total income increased 2%, driven by a positive performance in net interest income, supported both by higher loan yields and a lower cost of deposits, and higher net fee income, driven by transactional and FX fees.
•Total costs decreased 3% reflecting our efforts in process simplification and automation. Net operating income increased 10% and the efficiency ratio improved by 2.9 pp to 59.3%.
•Net loan-loss provisions continued to normalize, though they remained at low levels, with a cost of risk of only 7 bps.
•The other gains (losses) and provisions line recorded losses of EUR 124 million, a 21% greater loss year-on-year, impacted by charges related to transformation.

Retail UK. Underlying income statement
EUR million and % change
			/	2024
	2025	2024	%	% excl. FX

Revenue	4,812	4,766	+1	+2
Total costs	(2,853)	(2,965)	(4)	(3)
Net operating income	1,959	1,801	+9	+10
LLPs	(177)	(64)	+177	+181
PBT	1,658	1,633	+2	+3
Detailed financial information in 4.3.4 'Appendix'.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Retail Mexico	Profit before tax
	EUR 1,628	mn
Business performance
Gross loans and advances to customers, excluding reverse repos and in constant euros, grew 2% year-on-year, mainly due to growth in mortgages, supported by our enhanced commercial offering.
Customer deposits, excluding repos and in constant euros, increased 8% year-on-year, with growth in both demand and time deposits. This reflects increased transactional activity as a result of our focus on customer primacy. In addition, during the year mutual funds rose 16% in constant euros. As a result, customer funds grew 10% in constant euros.
Results
Profit before tax reached EUR 1,628 million in 2025 up 7% year-on-year. In constant euros, it increased 17%, as follows:
•Total income rose 9%, mainly driven by a good net interest income performance, supported by higher activity and a lower cost of deposits, and by an increase in net fee income, particularly from transactional fees and higher volumes in mutual funds.
•Total costs rose 7% affected by inflation and our investments in transformation. As a result, net operating income increased 11% and the efficiency ratio improved by 0.9 pp to 42.6%.
•Net loan-loss provisions increased 2%, partially due to loan growth, with a cost of risk of 5.03% and an NPL ratio of 5.00%.
•No other gains (losses) and provisions were recorded in 2025 or 2024.

Retail Mexico. Underlying income statement
EUR million and % change
			/	2024
	2025	2024	%	% excl. FX

Revenue	4,820	4,861	(1)	+9
Total costs	(2,055)	(2,114)	(3)	+7
Net operating income	2,765	2,746	+1	+11
LLPs	(1,136)	(1,222)	(7)	+2
PBT	1,628	1,524	+7	+17
Detailed financial information in 4.3.4 'Appendix'.

Retail Brazil	Profit before tax
	EUR 1,464	mn
Business performance
Gross loans and advances to customers, excluding reverse repos and in constant euros, declined 1%, as growth in cards and mortgages did not fully offset declines in personal loans, in line with our strategy to focus on more profitable growth and capital optimization.
Customer deposits increased 9%, excluding repos and in constant euros, driven by time deposits, which rose double-digits, particularly individuals. Mutual funds increased 18% in constant euros. As a result, customer funds grew 11% in constant euros.
Results
Profit before tax was EUR 1,464 million in 2025, a 26% decrease year-on-year. In constant euros, it declined 20%, as follows:
•Total income was flat, as higher fees driven by cards offset the negative sensitivity of the balance sheet to higher interest rates and lower gains on financial transactions, in an environment with lower activity.
•Total costs increased 3%, driven by higher T&O costs and higher charges in the 'other operating costs' line However, this growth is below inflation, reflecting our transformation efforts in simplification, automation and digitalization.
•Net loan-loss provisions increased 6%, affected by higher provisions in cards (volumes and macroeconomic environment) as well as in the corporate and agribusiness segments, which were impacted by the macroeconomic and regulatory environment.
•The other gains (losses) and provisions line recorded losses of EUR 11 million, a greater loss year-on-year.

Retail Brazil. Underlying income statement
EUR million and % change
			/	2024
	2025	2024	%	% excl. FX

Revenue	9,172	9,992	(8)	0
Total costs	(3,936)	(4,159)	(5)	+3
Net operating income	5,237	5,833	(10)	(3)
LLPs	(3,762)	(3,857)	(2)	+6
PBT	1,464	1,975	(26)	(20)
Detailed financial information in 4.3.4 'Appendix'.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Openbank	Underlying attributable profit	EUR 1,741 mn
Business performance
Gross loans and advances to customers, excluding reverse repos and in constant euros, rose 2% year-on-year. This was driven by auto (+4%), which saw continuous growth in Europe, in a market that picked up from a weak start at the beginning of 2025, and double-digit increases across most of Latin America.
The new lending performance (-8% year-on-year in constant euros) continued to reflect our focus on prioritizing profitability over volumes as we remained prudent in terms of originations in an environment marked by volatility and geopolitical uncertainty.
Our EUR 13.3 billion leasing portfolio decreased 15% year-on-year in constant euros, as growth in Europe was more than offset by a decline in the US, due to the wind down of business through our relationship with Stellantis, lower demand for electric vehicles and our strategy to prioritize profitability over growth.
In terms of liabilities, our access to wholesale funding markets remained strong and diversified. Customer deposits accounted for 61% of Openbank's total funding. Excluding repos and in constant euros, deposits were up 5% year-on-year (+11% in the US and +1% in Europe), as a result of our focus on deposit gathering, supported by our digital bank. Including mutual funds (which rose 17%, albeit from low levels), customer funds grew 6% year-on-year in constant euros.

Openbank. 2025 business performance
EUR billion and YoY % change in constant euros

212	+2%	139	+6%

Openbank Europe
Openbank US

Openbank Europe
Openbank US

Gross loans and advances to customer excl. reverse repos	Customer deposits excl. repos + mutual funds

Openbank. Leasing portfolio
EUR billion and YoY % change in constant euros

Total leasing	13	-15%
Results
Underlying attributable profit in 2025 was EUR 1,741 million, up 5% year-on-year, representing 12% of the Group's total operating areas. In constant euros, profit increased 8%, as follows:
•Total income rose 4%, mainly driven by net interest income, which grew 5%, with positive trends across almost all of our footprint, underpinned by our active margin management and higher volumes, as well as the CrediScotia integration in Peru.
Net fee income was flat, as double-digit growth in the US and Latin America was offset by Openbank Europe, which was impacted by new insurance regulation in Germany and weaker car registration trends, especially in H1 2025.
Other income declined, mainly due to lower leasing results in the US, driven by reduced volumes and lower residual values.

Openbank. 2025 total income
EUR million and YoY % change in constant euros

Openbank Europe
Openbank US
Other

Var
+5%
0%
+12%

•Total costs rose 4% year-on-year (+2% in real terms), mainly driven by our investments in platforms, our digital bank and the CrediScotia integration, which were partially offset by savings from our efficiency and transformation efforts.
•Net loan-loss provisions grew 1%, as an excellent performance in auto in the US nearly offset increases in other units, mainly in Openbank Europe, and the impact of the CrediScotia integration. Credit quality remained controlled with the cost of risk improving 7 bps to 2.10%, while the NPL ratio stood at 5.32%.
•Other gains (losses) and provisions registered a loss of EUR 312 million in 2025 compared to a EUR 512 million loss in 2024, mainly due to lower provisions for potential complaints related to motor finance dealer commissions in the UK.
•The effective tax rate normalized as the benefit from fiscal incentives for electric vehicles decreased, following a decline in leasing volumes for these vehicles in the US during 2025.
As a result, underlying RoTE (post-AT1) stood at 8.5% in 2025.

Openbank. Underlying income statement
EUR million and % change
			/	2024
	2025	2024	%	% excl. FX

Revenue	13,015	12,877	+1	+4
Total costs	(5,680)	(5,576)	+2	+4
Net operating income	7,335	7,302	0	+4
LLPs	(4,457)	(4,562)	(2)	+1
PBT	2,566	2,228	+15	+18
Underlying attr. profit	1,741	1,659	+5	+8
Detailed financial information in 4.3.4 'Appendix'.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

OB	Openbank Europe	Profit before tax
		EUR 1,398	mn
Business performance
New car registrations saw weaker trends at the beginning of the year, with declines in normally strong months, but they picked up towards the end of the year. This performance and our focus on prioritizing profitability over growth were reflected in a 3% year-on-year drop in new business volumes in constant euros.
However, gross loans and advances to customers, excluding reverse repos and in constant euros, grew 2% year-on-year, driven by auto balances.
Customer deposits, excluding repos and in constant euros, rose 1% year-on-year, supported by demand deposits, in line with our strategy to increase the weight of retail funding. Mutual funds grew 16% in constant euros.
Results
In 2025, profit before tax reached EUR 1,398 million, 24% higher than in 2024. In constant euros, it rose 23%, as follows:
•Total income grew 5%, mainly driven by strong net interest income (+8%), underpinned by our margin management and volumes growth, which more than offset the impact on net fee income from new insurance regulation in Germany and weaker car registration trends, particularly in the first half of the year.
•Total costs were up 2%. In real terms costs were flat as our strategic investments in platforms and business growth and higher charges in the 'other operating costs' line were offset by savings from the transformation of our operating model. As a result, net operating income increased 8% and the efficiency ratio improved to 48.9%.
•Net loan-loss provisions grew 13%, especially in Germany, impacted by the macro environment and worse credit quality in corporates (which is in run-off). However, cost of risk remained below 1%.
•Other gains (losses) and provisions posted a loss of EUR 266 million, compared to a EUR 456 million loss in 2024, mainly due to a decline in provisions for potential complaints related to motor finance dealer commissions in the UK.

Openbank Europe. Underlying income statement
EUR million and % change
			/	2024
	2025	2024	%	% excl. FX

Revenue	5,925	5,644	+5	+5
Total costs	(2,899)	(2,848)	+2	+2
Net operating income	3,026	2,796	+8	+8
LLPs	(1,363)	(1,209)	+13	+13
PBT	1,398	1,131	+24	+23
Detailed financial information in 4.3.4 'Appendix'.

Openbank US	Profit before tax
	EUR 699	mn
Business performance
The stock of gross loans and advances to customers, excluding reverse repos and in constant euros, declined 5% year-on-year, mainly due to asset rotation initiatives (in line with our capital light strategy) and reduced new business activity, as we maintained our focus on profitability over growth. The leasing portfolio fell 28% in constant euros, impacted by the wind down of business through our relationship with Stellantis and a lower demand for electric vehicles.
Customer deposits, excluding repos and in constant euros, rose 11% year-on-year, driven by demand deposits, reflecting strong momentum in our digital bank. Mutual funds also grew in constant euros, contributing to an 11% increase in customer funds in constant euros.
Results
In 2025, profit before tax was 27% higher year-on-year, reaching EUR 699 million. In constant euros, it increased 32%, as follows:
•Total income was flat, as stronger net interest income (higher auto loan margins) and net fee income (higher activity in auto servicing for third parties), offset a decline in leasing income, primarily due to lower volumes and lower residual values.
•Total costs increased 3%, driven by strategic investment in our digital bank, which was partially offset by savings from our transformation initiatives.
•Net loan-loss provisions improved 9%, underpinned by resilient consumer behaviour, used car prices stable at high levels, and capital relief measures. As a result, cost of risk improved 26 bps, reaching 4.17%.
•The other gains (losses) and provisions line recorded a loss of EUR 45 million compared to a EUR 55 million loss in 2024.

Openbank US. Underlying income statement
EUR million and % change
			/	2024
	2025	2024	%	% excl. FX

Revenue	5,072	5,297	(4)	0
Total costs	(2,188)	(2,225)	(2)	+3
Net operating income	2,884	3,072	(6)	(2)
LLPs	(2,140)	(2,466)	(13)	(9)
PBT	699	551	+27	+32
Detailed financial information in 4.3.4 'Appendix'.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Corporate & Investment Banking	Underlying attributable profit	EUR 2,708 mn
Business performance
Gross loans and advances to customers, excluding reverse repos and in constant euros, increased 16% year-on-year, boosted by double-digit growth in GTB, GB and GM. Customer deposits, excluding repos and in constant euros, rose 6% year-on-year, driven by Cash Management.
Global Transaction Banking (GTB) recorded good activity levels year-on-year in a challenging environment:
•In Trade & Working Capital Solutions (T&WCS), activity grew year-on-year, supported by the expansion into new segments and partnerships, such as Invensa, a new global inventory finance platform, in alliance with Pemberton, and the implementation of innovative, tailored solutions to address new client demands.
•Export Finance activity, which increased in our main markets, was adversely impacted by Argentina. We achieved a fourth consecutive year as a global leader and strengthened our leadership in Sustainability through transactions carried out together with the Structured Finance team.
•Cash Management activity was affected by interest rates easing across most of our markets. Nevertheless, we expanded real-time payment solutions and strengthened treasury connectivity, in line with our ambition to build a stronger European franchise while preserving our leadership in Spain, Portugal and Latin America.
In Global Banking (GB), activity rose in the year, especially on the back of our US BBO initiative.
•In Corporate Finance (CF), strong growth was driven by M&A in the US and Europe, reflected in transactions such as with Orange, where we acted as financial advisor on the acquisition of its remaining stake in MasOrange. ECM activity recovered during the second half of the year. Leveraged Finance activity increased, especially in the US, with key mandates such as Advent’s leveraged buyout of Reckitt Essential Homes and with more important roles such as our lead arranger role in Partners Group’s acquisition of Middle River Power.
•In Debt Finance, DCM performed well, supported by strong investor demand and refinancing-driven issuances in the US, Europe and Latin America. However, Syndicated Loans activity softened, though we maintained leading bookrunner roles in Latin American sovereign and corporate deals, with prominent clients such as the Republic of Colombia and Metro de Rio de Janeiro.
•Structured Finance activity was broadly flat year-on-year despite challenging conditions during the first half of the year. We achieved notable growth in the US, reinforcing our leadership in Liquefied Natural Gas and Renewables sectors and gaining traction in Digital and Data Centres infrastructure. We are also expanding our business in the UK and Asia and maintaining a top global position in Project Finance advisory.
In Global Markets (GM), we recorded strong institutional client activity, particularly in the US, with disciplined risk management supported growth. Fixed income and FX products performed particularly well, offsetting weaker activity in Cash Equity.
Results
Underlying attributable profit in 2025 was EUR 2,708 million (19% of the Group's total operating areas), up 3% year-on-year. In constant euros, profit grew 7%, as follows:
•Total income rose 5% year-on-year, on the back of net interest income growth (+6%), mainly due to GM in Europe and the US, and strong net fee income (+9%) which grew across business lines. Other income was fairly stable year-on-year.
By country, there was double-digit revenue growth in the US, Mexico and our branch in the UK.
By business line, revenue rose 11% and 8% in GM and in GB, respectively, and there was double-digit growth in CF, mainly in the US. GTB revenue decreased slightly, as growth in Trade & Working Capital Solutions was offset by lower results in Cash Management and Export Finance.

CIB. Total income by business
Both EUR million and % change in constant euros
Note: total income includes revenue from other activities which are less material (EUR 160 million in 2024 and EUR 128 million in 2025).

•Total costs decreased 1%, as our investments in new products and capabilities to support growth were more than offset by lower charges in the 'other operating costs' line. As a result, net operating income increased 12% and the efficiency ratio was 46.8%.
•Net loan-loss provisions have a limited impact on results due to the nature of CIB business. They increased year-on-year, though the cost of risk remained low at just 0.14%.
•Other gains (losses) and provisions recorded a EUR 37 million loss compared to a EUR 19 million loss in 2024.
Underlying RoTE (post-AT1) was 17.8%.

CIB. Underlying income statement
EUR million and % change
			/	2024
	2025	2024	%	% excl. FX

Revenue	8,016	7,897	+2	+5
Total costs	(3,752)	(3,922)	(4)	(1)
Net operating income	4,264	3,975	7	12
LLPs	(278)	(141)	+96	+98
PBT	3,949	3,815	+4	+8
Underlying attr. profit	2,708	2,639	3	7
Detailed financial information in 4.3.4 'Appendix'.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Wealth Management & Insurance	Underlying attributable profit	EUR 1,983 mn

Business performance
During 2025, solid commercial activity and a positive market performance enabled us to reach a total volume of assets under management (AuMs) of EUR 541 billion, +14% year-on-year in constant euros. By business and in constant euros, volumes performed as follows:
•In Private Banking (PB), customer assets and liabilities reached EUR 363 billion (+17% year-on-year), with all products growing, as we focus on offering products with greater added value, such as alternatives and discretionary portfolio management.
Our focus on offering our customers the benefits of our scale and international presence helped us expand our Private Banking customer base by 5% year-on-year to nearly 297,000.
•In Insurance & Asset Management Solutions: i) total Santander Asset Management (SAM) AuMs increased year-on-year, on the back of the solid commercial activity, confirming strong client engagement and the attractive product offering; and ii) Insurance gross written premiums reached EUR 10.6 billion in 2025, +5% year-on-year, mainly driven by life savings business.

Wealth. 2025 business performance
EUR billion and % change in constant euros. December 2025

/ 2024
+14%
+10%
+24%
+6%
+13%
+5%
Note: total products marketed, advised, under custody and/or managed.

Results
Underlying attributable profit was EUR 1,983 million (14% of the Group's total operating areas), up 25% compared to 2024. In constant euros, it was 29% higher, by line item:
•Total income increased 16% year-on-year, as a result of our focus on value-added solutions to expand our fee business and improve revenue recurrency and predictability.
Net interest income decreased 14% year-on-year affected by Private Banking deposit cost inelasticity to interest rate cuts and a decline in the yield on assets in a lower interest rate environment in most of our markets.

Net fee income rose 17% year-on-year, with notable performances in Private Banking and our asset management business, driven by solid commercial activity, a positive market performance and our focus on promoting fee-generating activities and products.
Other income improved year-on-year, boosted by the good performances of our insurance joint ventures and the investment platform units, both in the Insurance & Asset Management Solutions business line.
Including the fees ceded to our commercial network, total revenue reached EUR 6,488 million, up 14%, on the back of higher customer activity in PB and higher volumes and good performance of our asset management business.
•Total costs were 6% higher year-on-year, growing less than total income, reflecting investments made to strengthen PB teams and develop new capabilities to address the increase in commercial activity.
•Net loan-loss provisions recorded a EUR 20 million loss compared to a EUR 42 million loss in 2024.
•The other gains (losses) and provisions recorded a EUR 14 million loss compared to a EUR 8 million loss in 2024.
When considering ceded fees along with our PAT, the total contribution to Group profit (PAT+Fees) reached EUR 3,612 million, up 20% year-on-year.
Underlying RoTE (post-AT1) in 2025 was 61.5%.

Wealth. Underlying income statement
EUR million and % change
			/	2024
	2025	2024	%	% excl. FX

Revenue	4,042	3,587	+13	+16
Total costs	(1,444)	(1,403)	+3	+6
Net operating income	2,598	2,183	+19	+22
LLPs	(20)	(42)	(51)	(51)
PBT	2,564	2,134	+20	+24
Underlying attr. profit	1,983	1,584	+25	+29
Detailed financial information in 4.3.4 'Appendix'.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Payment Solutions	Underlying attributable profit	EUR 96 mn
Business performance
In 2025, activity increased sharply. The total number of transactions in Getnet reached 10.5 billion, 7% higher year-on-year, for a total payments volume (TPV) of EUR 238 billion, 14% more than in 2024 in constant euros. This was driven by the good performances across countries, especially in Latin America.
In our A2A payments platform, the significant increase in the volume of payments processed enabled us to operate with greater efficiency, achieving a very competitive cost per transaction.
Payments' loan and deposit portfolios are not material, making up just 0.1% of the Group's total portfolios.

Getnet. TPV
EUR billion and % change year-on-year in constant euros

+14%

Results
Underlying attributable profit was EUR 96 million in 2025, compared to a EUR 299 million loss in 2024 (EUR 56 million loss excluding the charges related to the discontinuation of platforms in 2024). In constant euros:
•Total income increased 16% year-on-year, driven mainly by the increase in net fee income, boosted by higher activity.
•Total costs rose 2%, but improved 1% in real terms, even with our investments in platforms.
•Net loan-loss provisions increased, mainly due to Getnet in Brazil.
•Other gains (losses) and provisions recorded a loss of EUR 12 million, a significantly lower loss than a year ago due to the aforementioned charges related to the discontinuation of our platforms in 2024.
EBITDA margin was 34.5%, 7.0 pp higher than in 2024.

Payment Solutions. Underlying income statement
EUR million and % change
			/	2024
	2025	2024	%	% excl. FX

Revenue	1,373	1,240	+11	+16
Total costs	(1,203)	(1,208)	0	+2
Net operating income	170	31	+447	0
LLPs	(24)	(16)	+49	+55
PBT	134	(233)	0	0
Underlying attr. profit	96	(299)	0	0
Detailed financial information in 4.3.4 'Appendix'.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Corporate Centre	Underlying attributable profit	-EUR 1,085 mn
Results
The underlying attributable loss in 2025 was EUR 1,085 million, a 6% lower loss than in 2024 (loss of EUR 1,154 million), with the following breakdown by line item:
•Net interest income declined EUR 182 million as lower interest rates impacted the balance sheet which has positive sensitivity to rate rises.
•Losses on financial transactions decreased by EUR 325 million, due to a lower impact from foreign currency hedges.

•Total costs were 23% lower year-on-year, as higher IT costs were more than offset by lower charges in the 'other operating costs' line.
•Net loan-loss provisions increased by EUR 200 million due to LLPs recorded in the first half of the year related to our plan to accelerate NPL ratio reductions, improving the Group's credit quality.
•Other gains (losses) and provisions showed an improvement of EUR 25 million compared to 2024.

Corporate Centre. Underlying income statement
EUR million
	2025	2024	%
Net interest income	(490)	(308)	59.1
Net fee income	(27)	(11)	156.5
Gains (losses) on financial transactions A	(82)	(408)	(79.8)
Other operating income	14	47	(68.9)
Total income	(585)	(680)	(13.9)
Total costs	(417)	(540)	(22.8)
Net operating income	(1,003)	(1,220)	(17.8)
Net loan-loss provisions	(198)	3	—
Other gains (losses) and provisions	(75)	(99)	(24.9)
Profit before tax	(1,275)	(1,317)	(3.2)
Tax on profit	190	162	16.9
Profit from continuing operations	(1,085)	(1,155)	(6.0)
Net profit from discontinued operations	—	—	—
Consolidated profit	(1,085)	(1,155)	(6.0)
Non-controlling interests	0	1	(99.7)
Underlying profit attributable to the parent	(1,085)	(1,154)	(6.0)

Corporate Centre. Balance sheet and operating means
EUR million
	Dec-25	Dec-24%
Loans and advances to customers	7,465	6,911	8.0
Cash, central banks and credit institutions	109,001	110,984	(1.8)
Debt instruments	11,075	10,922	1.4
Other financial assets	1,613	1,444	11.7
Other asset accounts	179,896	175,693	2.4
Total assets	309,050	305,954	1.0
Customer deposits	1,387	1,430	(3.0)
Central banks and credit institutions	29,024	26,103	11.2
Marketable debt securities	112,520	121,122	(7.1)
Other financial liabilities	772	48	—
Other liabilities accounts	69,659	64,321	8.3
Total liabilities	213,363	213,024	0.2
Total equity	95,687	92,930	3.0

Memorandum items:
Gross loans and advances to customers B	7,537	6,997	7.7
Customer funds	1,387	1,299	6.7
Customer deposits C	1,387	1,299	6.7
Mutual funds	—	—	—

Operating means
Number of employees	1,901	1,825	4.2

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

4.3.4 Appendix
Primary segments

RETAIL & COMMERCIAL BANKING
EUR million
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	26,528	27,854	(4.8)	(0.7)
Net fee income	6,222	6,022	3.3	8.6
Gains (losses) on financial transactions ᴬ	680	805	(15.5)	(13.7)
Other operating income	(983)	(1,617)	(39.2)	(38.1)
Total income	32,447	33,064	(1.9)	2.5
Total costs	(13,913)	(14,704)	(5.4)	(1.3)
Net operating income	18,534	18,359	1.0	5.5
Net loan-loss provisions	(7,150)	(7,064)	1.2	8.0
Other gains (losses) and provisions	(385)	(545)	(29.3)	(28.8)
Profit before tax	10,998	10,750	2.3	5.8
Tax on profit	(2,974)	(3,132)	(5.0)	(2.0)
Profit from continuing operations	8,024	7,619	5.3	9.0
Net profit from discontinued operations	—	—	—	—
Consolidated profit	8,024	7,619	5.3	9.0
Non-controlling interests	(314)	(273)	14.9	22.4
Underlying profit attributable to the parent	7,710	7,345	5.0	8.5

Business volumes
Gross loans and advances to customers ᴮ	591,287	600,230	(1.5)	1.1
Customer funds	726,779	706,505	2.9	4.8
Customer deposits C	616,402	607,094	1.5	3.7
Mutual funds	110,377	99,411	11.0	11.5
Risk-weighted assets	290,080	285,525	1.6

Ratios (%), operating means and customers
RoTE (post-AT1)	17.1	17.6	(0.6)
Efficiency ratio	42.9	44.5	(1.6)
NPL ratio	3.09	3.21	(0.12)
NPL coverage ratio	66	63	3
Number of employees	126,299	135,901	(7.1)
Number of total customers (thousands)	147,129	141,179	4.2
Number of active customers (thousands)	76,305	74,465	2.5

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Retail Spain
EUR million
Underlying income statement	2025	2024	%
Net interest income	5,877	5,930	(0.9)
Net fee income	1,223	1,199	2.0
Total income	7,143	6,915	3.3
Total costs	(2,605)	(2,606)	(0.1)
Net operating income	4,538	4,309	5.3
Net loan-loss provisions	(1,036)	(1,121)	(7.6)
Profit before tax	3,316	2,824	17.4

Business volumes
Gross loans and advances to customers ᴬ	156,497	156,118	0.2
Customer funds	281,486	266,230	5.7
Customer deposits ᴮ	230,850	222,089	3.9
Mutual funds	50,636	44,141	14.7

A. Excluding reverse repos.
B. Excluding repos.

Retail UK
EUR million
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	4,846	4,760	1.8	3.0
Net fee income	313	233	34.4	36.1
Total income	4,812	4,766	1.0	2.2
Total costs	(2,853)	(2,965)	(3.8)	(2.6)
Net operating income	1,959	1,801	8.8	10.1
Net loan-loss provisions	(177)	(64)	177.3	180.7
Profit before tax	1,658	1,633	1.5	2.7

Business volumes
Gross loans and advances to customers ᴬ	225,043	233,033	(3.4)	1.6
Customer funds	215,472	217,765	(1.1)	4.1
Customer deposits ᴮ	209,427	211,720	(1.1)	4.1
Mutual funds	6,046	6,045	0.0	5.3

A. Excluding reverse repos.
B. Excluding repos.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Retail Mexico
EUR million
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	3,901	3,974	(1.8)	7.8
Net fee income	929	910	2.1	12.1
Total income	4,820	4,861	(0.8)	8.9
Total costs	(2,055)	(2,114)	(2.8)	6.8
Net operating income	2,765	2,746	0.7	10.6
Net loan-loss provisions	(1,136)	(1,222)	(7.0)	2.1
Profit before tax	1,628	1,524	6.9	17.4

Business volumes
Gross loans and advances to customers ᴬ	37,284	35,721	4.4	2.3
Customer funds	54,278	48,220	12.6	10.3
Customer deposits ᴮ	38,864	35,245	10.3	8.1
Mutual funds	15,414	12,975	18.8	16.4

A. Excluding reverse repos.
B. Excluding repos.

Retail Brazil
EUR million
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	7,190	7,811	(7.9)	(0.1)
Net fee income	2,188	2,327	(6.0)	2.0
Total income	9,172	9,992	(8.2)	(0.4)
Total costs	(3,936)	(4,159)	(5.4)	2.7
Net operating income	5,237	5,833	(10.2)	(2.6)
Net loan-loss provisions	(3,762)	(3,857)	(2.5)	5.8
Profit before tax	1,464	1,975	(25.9)	(19.6)

Business volumes
Gross loans and advances to customers ᴬ	65,589	66,406	(1.2)	(0.8)
Customer funds	80,749	72,993	10.6	11.1
Customer deposits ᴮ	58,241	53,865	8.1	8.6
Mutual funds	22,508	19,128	17.7	18.2

A. Excluding reverse repos.
B. Excluding repos.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

OPENBANK
EUR million
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	11,036	10,777	2.4	5.4
Net fee income	1,479	1,508	(2.0)	0.4
Gains (losses) on financial transactions ᴬ	(11)	(4)	168.4	126.4
Other operating income	511	596	(14.2)	(12.0)
Total income	13,015	12,877	1.1	3.9
Total costs	(5,680)	(5,576)	1.9	4.2
Net operating income	7,335	7,302	0.5	3.7
Net loan-loss provisions	(4,457)	(4,562)	(2.3)	1.4
Other gains (losses) and provisions	(312)	(512)	(39.0)	(38.2)
Profit before tax	2,566	2,228	15.2	18.2
Tax on profit	(489)	(294)	66.2	69.4
Profit from continuing operations	2,077	1,934	7.4	10.4
Net profit from discontinued operations	—	—	—	—
Consolidated profit	2,077	1,934	7.4	10.4
Non-controlling interests	(336)	(275)	22.1	23.5
Underlying profit attributable to the parent	1,741	1,659	4.9	8.2

Business volumes
Gross loans and advances to customers ᴮ	211,894	215,164	(1.5)	1.9
Customer funds	138,999	137,122	1.4	6.0
Customer deposits C	129,909	128,933	0.8	5.3
Mutual funds	9,089	8,189	11.0	17.1
Risk-weighted assets	155,664	151,102	3.0

Ratios (%), operating means and customers
RoTE (post-AT1)	8.5	8.8	(0.3)
Efficiency ratio	43.6	43.3	0.3
NPL ratio	5.32	5.07	0.24
NPL coverage ratio	71	74	(2)
Number of employees	30,751	29,903	2.8
Number of total customers (thousands)	26,709	25,041	6.7

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Openbank Europe
EUR million
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	4,685	4,361	7.4	7.5
Net fee income	804	902	(10.9)	(10.8)
Total income	5,925	5,644	5.0	5.1
Total costs	(2,899)	(2,848)	1.8	1.8
Net operating income	3,026	2,796	8.2	8.4
Net loan-loss provisions	(1,363)	(1,209)	12.7	12.9
Profit before tax	1,398	1,131	23.6	23.4

Business volumes
Gross loans and advances to customers ᴬ	142,477	139,927	1.8	2.3
Customer funds	87,559	85,876	2.0	2.0
Customer deposits ᴮ	82,359	81,376	1.2	1.3
Mutual funds	5,200	4,500	15.6	15.6

A. Excluding reverse repos.
B. Excluding repos.

Openbank US
EUR million
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	4,581	4,651	(1.5)	2.8
Net fee income	339	303	11.8	16.6
Total income	5,072	5,297	(4.2)	(0.1)
Total costs	(2,188)	(2,225)	(1.7)	2.6
Net operating income	2,884	3,072	(6.1)	(2.0)
Net loan-loss provisions	(2,140)	(2,466)	(13.2)	(9.5)
Profit before tax	699	551	26.9	32.4

Business volumes
Gross loans and advances to customers ᴬ	47,402	56,266	(15.8)	(4.7)
Customer funds	50,333	51,230	(1.8)	11.2
Customer deposits ᴮ	46,444	47,541	(2.3)	10.5
Mutual funds	3,889	3,689	5.4	19.3

A. Excluding reverse repos.
B. Excluding repos.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

CORPORATE & INVESTMENT BANKING
EUR million
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	3,824	3,779	1.2	5.7
Net fee income	2,552	2,415	5.7	8.8
Gains (losses) on financial transactions ᴬ	1,281	1,568	(18.3)	(15.9)
Other operating income	359	136	164.5	159.1
Total income	8,016	7,897	1.5	5.2
Total costs	(3,752)	(3,922)	(4.3)	(1.3)
Net operating income	4,264	3,975	7.3	11.5
Net loan-loss provisions	(278)	(141)	96.5	97.9
Other gains (losses) and provisions	(37)	(19)	98.1	99.3
Profit before tax	3,949	3,815	3.5	7.8
Tax on profit	(1,114)	(1,023)	8.9	13.6
Profit from continuing operations	2,835	2,792	1.5	5.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	2,835	2,792	1.5	5.6
Non-controlling interests	(127)	(153)	(17.2)	(11.6)
Underlying profit attributable to the parent	2,708	2,639	2.6	6.6

Business volumes
Gross loans and advances to customers ᴮ	146,065	130,840	11.6	15.8
Customer funds	149,731	147,492	1.5	4.0
Customer deposits C	137,267	133,433	2.9	5.6
Mutual funds	12,464	14,059	(11.3)	(10.8)
Risk-weighted assets	103,485	117,010	(11.6)

Ratios (%) and operating means
RoTE (post-AT1)	17.8	16.3	1.5
Efficiency ratio	46.8	49.7	(2.9)
NPL ratio	0.72	0.86	(0.14)
NPL coverage ratio	47	39	8
Number of employees	13,266	12,652	4.9

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

WEALTH MANAGEMENT & INSURANCE
EUR million
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	1,335	1,591	(16.0)	(14.2)
Net fee income	1,642	1,442	13.8	17.0
Gains (losses) on financial transactions ᴬ	512	256	100.2	105.2
Other operating income	552	298	85.4	98.7
Total income	4,042	3,587	12.7	15.9
Total costs	(1,444)	(1,403)	2.9	6.0
Net operating income	2,598	2,183	19.0	22.2
Net loan-loss provisions	(20)	(42)	(51.4)	(51.2)
Other gains (losses) and provisions	(14)	(8)	66.6	67.9
Profit before tax	2,564	2,134	20.2	23.5
Tax on profit	(532)	(509)	4.4	6.5
Profit from continuing operations	2,032	1,624	25.1	28.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	2,032	1,624	25.1	28.9
Non-controlling interests	(50)	(40)	23.5	31.5
Underlying profit attributable to the parent	1,983	1,584	25.2	28.9

Business volumes
Gross loans and advances to customers ᴮ	26,680	24,643	8.3	13.2
Customer funds	181,509	161,304	12.5	15.0
Customer deposits C	58,051	55,736	4.2	7.1
Mutual funds	123,458	105,568	16.9	19.1
Risk-weighted assets	18,447	11,709	57.6
Assets under management	540,585	483,695	11.8	13.6
Gross written premiums	10,632	10,752	(1.1)	4.5

Ratios (%), operating means and customers
RoTE (post-AT1)	61.5	68.2	(6.7)
Efficiency ratio	35.7	39.1	(3.4)
NPL ratio	0.86	0.98	(0.12)
NPL coverage ratio	71	68	4
Number of employees	7,263	7,425	(2.2)
Number of Private Banking customers (thousands)	297	283	5.0

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

PAYMENT SOLUTIONS
EUR million
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	167	132	27.0	35.7
Net fee income	1,059	958	10.5	16.4
Gains (losses) on financial transactions ᴬ	(24)	—	—	—
Other operating income	171	150	14.3	14.9
Total income	1,373	1,240	10.8	16.2
Total costs	(1,203)	(1,209)	(0.5)	2.4
Net operating income	170	31	451.7	—
Net loan-loss provisions	(24)	(16)	48.5	55.1
Other gains (losses) and provisions	(12)	(247)	(95.2)	(95.2)
Profit before tax	134	(233)	—	—
Tax on profit	(19)	(57)	(65.9)	(60.1)
Profit from continuing operations	115	(290)	—	—
Net profit from discontinued operations	—	—	—	—
Consolidated profit	115	(290)	—	—
Non-controlling interests	(19)	(9)	101.1	120.7
Underlying profit attributable to the parent	96	(299)	—	—

Business volumes
Gross loans and advances to customers ᴮ	1,002	1,087	(7.8)	(7.9)
Customer funds	1,392	1,038	34.2	34.2
Customer deposits C	1,392	1,038	34.2	34.2
Mutual funds	—	—	—	—
Risk-weighted assets	4,421	4,898	(9.7)

Ratios (%) and operating means
EBITDA margin	34.5	27.5	7.0
Efficiency ratio	87.6	97.5	(9.9)
Number of employees	8,059	8,382	(3.9)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Secondary segments

EUR million
	Spain			UK
Underlying income statement	2025	2024	%	2025	2024	%	% excl. FX
Net interest income	7,305	7,256	0.7	5,008	4,950	1.2	2.4
Net fee income	3,022	2,867	5.4	369	283	30.3	31.8
Gains (losses) on financial transactions A	841	1,100	(23.6)	(100)	(18)	445.8	452.4
Other operating income	720	358	101.4	(245)	(203)	20.8	22.2
Total income	11,887	11,580	2.6	5,032	5,011	0.4	1.6
Total costs	(4,465)	(4,509)	(1.0)	(2,937)	(3,050)	(3.7)	(2.5)
Net operating income	7,423	7,071	5.0	2,095	1,962	6.8	8.1
Net loan-loss provisions	(1,142)	(1,259)	(9.3)	(177)	(64)	177.4	180.7
Other gains (losses) and provisions	(198)	(372)	(46.8)	(124)	(104)	19.4	20.8
Profit before tax	6,083	5,440	11.8	1,794	1,794	0.0	1.2
Tax on profit	(1,811)	(1,678)	7.9	(486)	(488)	(0.3)	0.9
Profit from continuing operations	4,272	3,763	13.5	1,307	1,306	0.1	1.3
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	4,272	3,763	13.5	1,307	1,306	0.1	1.3
Non-controlling interests	0	0	(2.5)	—	—	—	—
Underlying profit attributable to the parent	4,272	3,762	13.5	1,307	1,306	0.1	1.3

Balance sheet
Loans and advances to customers	264,950	246,897	7.3	242,624	246,453	(1.6)	3.6
Cash, central banks and credit institutions	88,904	97,838	(9.1)	55,335	54,787	1.0	6.3
Debt instruments	120,671	94,519	27.7	10,570	15,120	(30.1)	(26.4)
Other financial assets	51,675	48,132	7.4	270	390	(30.8)	(27.2)
Other asset accounts	19,361	22,341	(13.3)	4,048	3,382	19.7	26.0
Total assets	545,561	509,726	7.0	312,846	320,132	(2.3)	2.9
Customer deposits	354,943	323,425	9.7	225,708	230,408	(2.0)	3.1
Central banks and credit institutions	54,996	57,218	(3.9)	18,326	25,665	(28.6)	(24.8)
Marketable debt securities	29,957	27,385	9.4	51,231	47,933	6.9	12.5
Other financial liabilities	63,188	59,976	5.4	2,441	2,500	(2.4)	2.8
Other liabilities accounts	22,268	21,163	5.2	2,277	1,733	31.4	38.3
Total liabilities	525,352	489,168	7.4	299,984	308,239	(2.7)	2.4
Total equity	20,209	20,558	(1.7)	12,863	11,893	8.2	13.8

Memorandum items:
Gross loans and advances to customers B	237,385	225,759	5.1	228,273	236,496	(3.5)	1.6
Customer funds	429,464	399,999	7.4	227,160	230,479	(1.4)	3.7
Customer deposits C	322,070	306,389	5.1	219,440	222,835	(1.5)	3.7
Mutual funds	107,394	93,609	14.7	7,719	7,643	1.0	6.3

Ratios (%), operating means and customers
RoTE (post-AT1)	20.4	18.3	2.2	10.2	10.6	(0.4)
Efficiency ratio	37.6	38.9	(1.4)	58.4	60.9	(2.5)
NPL ratio	1.94	2.66	(0.73)	1.08	1.33	(0.25)
NPL coverage ratio	55	53	2	33	29	3
Number of branches	1,630	1,827	(10.8)	363	444	(18.2)
Number of total customers (thousands)	15,362	15,307	0.4	22,720	22,541	0.8
Number of active customers (thousands)	9,242	8,842	4.5	13,547	13,646	(0.7)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

EUR million
	Portugal			Openbank Europe
Underlying income statement	2025	2024	%	2025	2024	%	% excl. FX
Net interest income	1,346	1,548	(13.0)	4,685	4,361	7.4	7.5
Net fee income	506	467	8.2	804	902	(10.9)	(10.8)
Gains (losses) on financial transactions A	70	45	56.9	(39)	(24)	60.8	61.9
Other operating income	33	5	569.5	474	405	17.1	17.5
Total income	1,956	2,065	(5.3)	5,925	5,644	5.0	5.1
Total costs	(544)	(574)	(5.2)	(2,899)	(2,848)	1.8	1.8
Net operating income	1,412	1,492	(5.4)	3,026	2,796	8.2	8.4
Net loan-loss provisions	8	(11)	—	(1,363)	(1,209)	12.7	12.9
Other gains (losses) and provisions	(3)	—	—	(266)	(456)	(41.7)	(41.1)
Profit before tax	1,417	1,481	(4.3)	1,398	1,131	23.6	23.4
Tax on profit	(405)	(478)	(15.2)	(322)	(255)	25.9	25.2
Profit from continuing operations	1,011	1,003	0.8	1,076	876	22.9	22.9
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	1,011	1,003	0.8	1,076	876	22.9	22.9
Non-controlling interests	(2)	(2)	(18.9)	(304)	(234)	30.3	30.3
Underlying profit attributable to the parent	1,010	1,001	0.9	772	642	20.2	20.2

Balance sheet
Loans and advances to customers	41,260	38,410	7.4	139,322	137,038	1.7	2.1
Cash, central banks and credit institutions	2,744	3,873	(29.2)	16,078	19,185	(16.2)	(15.6)
Debt instruments	15,998	15,010	6.6	8,510	6,310	34.9	34.6
Other financial assets	1,243	1,129	10.1	126	128	(1.3)	(1.3)
Other asset accounts	1,090	1,109	(1.7)	12,088	11,115	8.8	9.6
Total assets	62,334	59,530	4.7	176,125	173,775	1.4	1.8
Customer deposits	40,576	38,304	5.9	82,359	81,376	1.2	1.3
Central banks and credit institutions	9,357	8,813	6.2	26,820	28,120	(4.6)	(2.5)
Marketable debt securities	5,809	4,973	16.8	45,494	43,137	5.5	5.6
Other financial liabilities	304	339	(10.3)	2,014	1,918	5.0	5.2
Other liabilities accounts	2,916	3,056	(4.6)	6,208	5,714	8.7	9.0
Total liabilities	58,961	55,485	6.3	162,896	160,264	1.6	2.1
Total equity	3,373	4,046	(16.6)	13,229	13,512	(2.1)	(1.6)

Memorandum items:
Gross loans and advances to customers B	41,980	39,143	7.2	142,477	139,927	1.8	2.3
Customer funds	46,201	43,186	7.0	87,559	85,876	2.0	2.0
Customer deposits C	40,576	38,304	5.9	82,359	81,376	1.2	1.3
Mutual funds	5,625	4,882	15.2	5,200	4,500	15.6	15.6

Ratios (%), operating means and customers
RoTE (post-AT1)	30.3	25.0	5.3	6.7	5.5	1.2
Efficiency ratio	27.8	27.8	0.0	48.9	50.5	(1.5)
NPL ratio	1.99	2.27	(0.29)	2.53	2.50	0.03
NPL coverage ratio	81	78	3	87	83	5
Number of branches	308	374	(17.6)	298	326	(8.6)
Number of total customers (thousands)	2,971	2,989	(0.6)	19,893	19,550	1.8
Number of active customers (thousands)	1,945	1,905	2.1

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

EUR million
	US				Mexico
Underlying income statement	2025	2024	%	% excl. FX	2025	2024	%	% excl. FX
Net interest income	5,888	5,693	3.4	7.9	4,554	4,631	(1.7)	8.0
Net fee income	1,328	1,152	15.3	20.3	1,454	1,385	5.0	15.3
Gains (losses) on financial transactions A	547	371	47.7	54.1	427	396	7.7	18.3
Other operating income	165	365	(54.7)	(52.7)	(130)	(133)	(2.5)	7.1
Total income	7,929	7,580	4.6	9.1	6,305	6,278	0.4	10.3
Total costs	(3,890)	(3,965)	(1.9)	2.4	(2,730)	(2,727)	0.1	9.9
Net operating income	4,039	3,615	11.7	16.6	3,575	3,551	0.7	10.6
Net loan-loss provisions	(2,244)	(2,507)	(10.5)	(6.6)	(1,239)	(1,277)	(3.0)	6.5
Other gains (losses) and provisions	(47)	(55)	(14.5)	(10.8)	—	—	—	—
Profit before tax	1,748	1,053	66.0	73.2	2,336	2,274	2.7	12.8
Tax on profit	(207)	56	—	—	(627)	(598)	4.9	15.2
Profit from continuing operations	1,541	1,109	39.0	45.0	1,709	1,676	2.0	12.0
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	1,541	1,109	39.0	45.0	1,709	1,676	2.0	12.0
Non-controlling interests	—	—	—	—	(4)	(5)	(9.0)	(0.1)
Underlying profit attributable to the parent	1,541	1,109	39.0	45.0	1,705	1,671	2.0	12.0

Balance sheet
Loans and advances to customers	132,659	134,856	(1.6)	11.3	48,083	45,054	6.7	4.6
Cash, central banks and credit institutions	21,318	28,200	(24.4)	(14.5)	11,569	10,945	5.7	3.6
Debt instruments	38,411	27,042	42.0	60.7	32,066	30,092	6.6	4.4
Other financial assets	3,159	2,821	12.0	26.7	4,731	5,785	(18.2)	(19.9)
Other asset accounts	11,171	16,058	(30.4)	(21.3)	5,778	5,745	0.6	(1.5)
Total assets	206,718	208,978	(1.1)	11.9	102,227	97,621	4.7	2.6
Customer deposits	122,000	125,403	(2.7)	10.1	55,595	49,836	11.6	9.3
Central banks and credit institutions	34,934	26,794	30.4	47.5	17,984	17,260	4.2	2.1
Marketable debt securities	26,433	31,783	(16.8)	(5.9)	9,316	9,632	(3.3)	(5.2)
Other financial liabilities	6,255	5,223	19.8	35.5	7,586	9,640	(21.3)	(22.9)
Other liabilities accounts	3,085	3,683	(16.2)	(5.2)	3,258	3,115	4.6	2.5
Total liabilities	192,707	192,886	(0.1)	13.0	93,740	89,483	4.8	2.7
Total equity	14,011	16,091	(12.9)	(1.5)	8,487	8,138	4.3	2.2

Memorandum items:
Gross loans and advances to customers B	108,950	117,511	(7.3)	4.9	49,442	44,715	10.6	8.4
Customer funds	103,178	108,246	(4.7)	7.9	68,201	61,160	11.5	9.3
Customer deposits C	87,686	93,545	(6.3)	6.1	45,498	41,528	9.6	7.4
Mutual funds	15,492	14,702	5.4	19.2	22,703	19,632	15.6	13.3

Ratios (%), operating means and customers
RoTE (post-AT1)	10.2	6.9	3.2		22.0	19.6	2.3
Efficiency ratio	49.1	52.3	(3.2)		43.3	43.4	(0.1)
NPL ratio	4.82	4.68	0.14		2.65	2.71	(0.05)
NPL coverage ratio	55	64	(9)		105	100	4
Number of branches	376	405	(7.2)		1,314	1,356	(3.1)
Number of total customers (thousands)	4,369	4,474	(2.4)		22,577	21,289	6.1
Number of active customers (thousands)	4,169	4,308	(3.2)		11,976	10,871	10.2

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

EUR million
	Brazil				Chile
Underlying income statement	2025	2024	%	% excl. FX	2025	2024	%	% excl. FX
Net interest income	9,380	10,121	(7.3)	0.6	1,917	1,822	5.2	10.7
Net fee income	3,193	3,414	(6.5)	1.5	582	551	5.8	11.2
Gains (losses) on financial transactions A	(64)	(37)	71.7	86.3	230	238	(3.4)	1.6
Other operating income	93	39	139.5	160.0	(15)	(18)	(16.4)	(12.1)
Total income	12,602	13,536	(6.9)	1.0	2,714	2,592	4.7	10.1
Total costs	(4,957)	(5,219)	(5.0)	3.1	(919)	(942)	(2.5)	2.6
Net operating income	7,645	8,318	(8.1)	(0.2)	1,795	1,650	8.8	14.4
Net loan-loss provisions	(4,409)	(4,487)	(1.7)	6.6	(531)	(497)	6.9	12.4
Other gains (losses) and provisions	(11)	0	—	—	(32)	(42)	(24.7)	(20.8)
Profit before tax	3,224	3,830	(15.8)	(8.6)	1,232	1,111	11.0	16.7
Tax on profit	(836)	(1,165)	(28.2)	(22.1)	(189)	(211)	(10.5)	(5.9)
Profit from continuing operations	2,388	2,665	(10.4)	(2.8)	1,043	899	16.0	22.0
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	2,388	2,665	(10.4)	(2.8)	1,043	899	16.0	22.0
Non-controlling interests	(220)	(243)	(9.3)	(1.6)	(314)	(271)	16.0	22.0
Underlying profit attributable to the parent	2,168	2,422	(10.5)	(2.9)	729	629	16.0	22.0

Balance sheet
Loans and advances to customers	87,653	88,620	(1.1)	(0.6)	39,924	40,332	(1.0)	1.6
Cash, central banks and credit institutions	49,450	46,745	5.8	6.3	5,218	5,759	(9.4)	(7.0)
Debt instruments	46,658	45,670	2.2	2.6	9,385	7,993	17.4	20.5
Other financial assets	11,772	10,632	10.7	11.2	11,489	13,554	(15.2)	(13.0)
Other asset accounts	13,919	13,844	0.5	1.0	2,189	2,796	(21.7)	(19.7)
Total assets	209,453	205,510	1.9	2.4	68,205	70,434	(3.2)	(0.6)
Customer deposits	92,256	93,994	(1.8)	(1.4)	29,503	30,181	(2.2)	0.3
Central banks and credit institutions	32,377	30,878	4.9	5.3	8,778	8,133	7.9	10.8
Marketable debt securities	29,161	25,351	15.0	15.6	9,703	10,403	(6.7)	(4.3)
Other financial liabilities	33,757	34,215	(1.3)	(0.9)	12,322	14,323	(14.0)	(11.7)
Other liabilities accounts	5,829	5,582	4.4	4.9	2,299	1,942	18.4	21.5
Total liabilities	193,380	190,020	1.8	2.2	62,604	64,983	(3.7)	(1.1)
Total equity	16,073	15,490	3.8	4.2	5,601	5,451	2.8	5.5

Memorandum items:
Gross loans and advances to customers B	93,030	93,785	(0.8)	(0.3)	40,986	41,405	(1.0)	1.6
Customer funds	132,580	129,881	2.1	2.6	42,256	43,383	(2.6)	0.0
Customer deposits C	80,449	81,378	(1.1)	(0.7)	28,293	30,060	(5.9)	(3.4)
Mutual funds	52,132	48,503	7.5	8.0	13,963	13,324	4.8	7.6

Ratios (%), operating means and customers
RoTE (post-AT1)	15.3	16.8	(1.5)		19.7	16.3	3.4
Efficiency ratio	39.3	38.6	0.8		33.9	36.4	(2.5)
NPL ratio	6.76	6.10	0.66		5.73	5.37	0.36
NPL coverage ratio	81	79	2		48	50	(2)
Number of branches	1,618	2,202	(26.5)		228	237	(3.8)
Number of total customers (thousands)	73,948	69,455	6.5		4,608	4,311	6.9
Number of active customers (thousands)	33,966	33,123	2.5		2,693	2,556	5.4

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

EUR million
	Argentina			Rest of the Group
Underlying income statement	2025	2024	%	2025	2024	%	% excl. FX
Net interest income	1,727	2,919	(40.8)	1,080	832	29.8	36.1
Net fee income	788	602	30.9	908	722	25.8	28.8
Gains (losses) on financial transactions A	229	229	0.1	296	326	(9.1)	(6.2)
Other operating income	(510)	(1,263)	(59.6)	25	9	187.7	175.7
Total income	2,235	2,487	(10.2)	2,309	1,889	22.3	26.7
Total costs	(978)	(1,337)	(26.9)	(1,676)	(1,643)	2.0	4.1
Net operating income	1,257	1,150	9.3	634	246	158.1	197.3
Net loan-loss provisions	(574)	(284)	101.8	(260)	(230)	13.1	17.9
Other gains (losses) and provisions	(33)	(39)	(14.7)	(45)	(263)	(82.7)	(82.7)
Profit before tax	650	827	(21.4)	328	(248)	—	—
Tax on profit	(216)	(161)	34.6	(29)	(37)	(22.6)	(9.1)
Profit from continuing operations	434	666	(34.9)	300	(285)	—	—
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	434	666	(34.9)	300	(285)	—	—
Non-controlling interests	(1)	(1)	(39.8)	1	5	(89.3)	(87.5)
Underlying profit attributable to the parent	433	665	(34.9)	300	(280)	—	—

Balance sheet
Loans and advances to customers	8,032	7,684	4.5	25,315	24,905	1.6	8.2
Cash, central banks and credit institutions	3,724	4,901	(24.0)	12,912	8,178	57.9	64.7
Debt instruments	2,230	2,654	(16.0)	4,452	10,677	(58.3)	(57.8)
Other financial assets	16	23	(28.5)	2,387	3,041	(21.5)	(16.9)
Other asset accounts	1,078	978	10.2	3,157	2,930	7.7	8.1
Total assets	15,080	16,240	(7.1)	48,222	49,732	(3.0)	1.3
Customer deposits	9,959	11,293	(11.8)	26,913	19,955	34.9	42.5
Central banks and credit institutions	685	852	(19.5)	8,249	19,309	(57.3)	(55.8)
Marketable debt securities	258	158	63.4	4,508	898	401.8	408.3
Other financial liabilities	1,060	968	9.5	2,402	2,694	(10.9)	(4.5)
Other liabilities accounts	547	476	14.9	1,543	1,514	1.9	2.3
Total liabilities	12,510	13,746	(9.0)	43,614	44,371	(1.7)	2.7
Total equity	2,570	2,494	3.1	4,608	5,360	(14.0)	(10.3)

Memorandum items:
Gross loans and advances to customers B	8,611	7,938	8.5	25,796	25,285	2.0	8.5
Customer funds	15,894	17,047	(6.8)	45,916	34,204	34.2	40.8
Customer deposits C	9,959	11,293	(11.8)	26,691	19,527	36.7	44.6
Mutual funds	5,934	5,754	3.1	19,225	14,677	31.0	35.9

Ratios (%), operating means and customers
RoTE (post-AT1)	20.2	34.5	(14.3)
Efficiency ratio	43.8	53.8	(10.0)
NPL ratio	7.68	2.06	5.62
NPL coverage ratio	90	177	(87)
Number of branches D	391	409	(4.4)
Number of total customers (thousands)	5,412	5,117	5.8
Number of active customers (thousands)	3,772	3,674	2.7

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
D. In Argentina, we have included the CartaSur points of sale and the banking service points in 2025 and 2024 figures and all previous periods.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

4.4 Financial performance: 2024 vs 2023
Santander follows IFRS to report its results (see note 1.b to the consolidated financial statements), which generally inform reporting of our financial situation in this consolidated directors’ report. However, we also use non-IFRS measures and Alternative Performance Measures (APMs) to assess our performance (see 4.6. 'Alternative performance measures: 2025, 2024 and 2023'). Thus, the main adjustments to our IFRS results consist of:
•Underlying results measures: we present what we call underlying results measures which exclude items outside the ordinary course of business and reclassify certain items under some headings of the underlying income statement as described at the end of 4.4.1 ‘Results’ and in note 52.c to the consolidated financial statements. In our view, this provides a better year-on-year comparison.
In 4.5 'Financial information by segment: 2024 vs 2023', we present results by primary and secondary segments only in underlying terms in accordance with IFRS 8. We reconcile them in aggregate terms with our IFRS consolidated results in note 52.c to the consolidated financial statements.
•Local currency measures: we use certain non-IFRS financial indicators in local currency to assess our ongoing operating performance. They include the results from our subsidiary banks outside the eurozone excluding the exchange rate impact (i.e., in constant euros) except for Argentina and any grouping which includes it. For further information, see 4.6. 'Alternative performance measures: 2025, 2024 and 2023', which explains how we exclude the exchange rate impact from financial measures in local currency. Because changes in exchange rates have a non-operating impact on results, we believe assessing performance in local currency provides management and investors a more meaningful assessment of performance.
We have rounded certain figures in this consolidated directors' report to present them more clearly. Thus, the amounts given in the totals columns and rows of tables in certain instances may not match the sum of that column or row.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

4.4.1 Group results
Group statutory income statement

Condensed income statement
EUR million
			Change
	2024	2023	Absolute	%
Net interest income (interest income minus interest expense)	43,787	40,650	3,137	7.7
Net fee income (commission income minus commission expense)	12,376	11,495	881	7.7
Gains or losses on financial assets and liabilities and exchange differences (net)A	2,211	2,565	(354)	(13.8)
Dividend income	710	568	142	25.0
Income from companies accounted for using the equity method	687	591	96	16.2
Other operating income/expensesB	(1,728)	(1,918)	190	(9.9)
Total income	58,043	53,951	4,092	7.6
Operating expenses	(25,215)	(24,684)	(531)	2.2
Administrative expenses	(22,036)	(21,598)	(438)	2.0
Staff costs	(13,851)	(13,299)	(552)	4.2
Other general administrative expenses	(8,185)	(8,299)	114	(1.4)
Depreciation and amortization	(3,179)	(3,086)	(93)	3.0
Provisions or reversal of provisions	(3,062)	(2,058)	(1,004)	48.8
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(12,136)	(12,298)	162	(1.3)
Impairment of other assets (net)	(624)	(237)	(387)	163.3
Gains or losses on non-financial assets and investments (net)	368	312	56	17.9
Negative goodwill recognized in results	—	39	(39)	(100.0)
Gains or losses on non-current assets held for sale not classified as discontinued operations	(27)	(20)	(7)	35.0
Profit or loss before tax from continuing operations	17,347	15,005	2,342	15.6
Tax expense or income from continuing operations	(4,844)	(3,880)	(964)	24.8
Profit from the period from continuing operations	12,503	11,125	1,378	12.4
Profit or loss after tax from discontinued operations	1,241	1,058	183	17.3
Profit for the period	13,744	12,183	1,561	12.8
Profit attributable to non-controlling interests	(1,170)	(1,107)	(63)	5.7
Profit attributable to the parent	12,574	11,076	1,498	13.5
Note: the summarized income statement groups some lines of the consolidated income statements as follows:
A.‘Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net’; ‘Gain or losses on financial assets and liabilities held for trading, net’; ‘Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss’; ‘Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net’; ‘Gain or losses from hedge accounting, net’; and ‘Exchange differences, net’.
B.Other operating income’; ‘Other operating expenses’; ’Income from insurance and reinsurance contracts’; and ‘Expenses from insurance and reinsurance contracts’.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Main income statement items
In accordance with IFRS 5 requirements, results associated with the business subject to the Poland disposal are reported under a single line item in the consolidated income statement — 'profit/(loss) after tax from discontinued operations' — for the years 2025, 2024 and 2023.
In the consolidated balance sheet, the assets associated with the businesses subject to the Poland disposal are classified under the 'non-current assets held for sale' line item and the related liabilities under 'liabilities associated with non-current assets held for sale' solely for the year ended 31 December 2025.
Therefore, this classification does not affect the balance sheet for the year ended 31 December 2024 or for the year ended 31 December 2023.
However, to facilitate analysis and ensure comparability of the information in the following tables 'average balance sheet - assets and interest income', 'average balance sheet - liabilities and interest expense', 'volume and profitability analysis', 'volume and cost analysis' and 'net interest income. Volume, profitability and cost analysis summary' were calculated classifying assets and liabilities associated with the businesses subject to the Poland disposal under 'assets/liabilities from discontinued operations' in both periods presented.
In 2024, profit attributable to the parent reached a new record of EUR 12,574 million, representing a year-on-year increase of 14%, compared to the EUR 11,076 million recorded in 2023. This increase was backed by the good performance in total income, which grew at a much higher pace than operating expenses.
This year-on-year comparison is impacted by a higher charge relating to the temporary levy on revenue earned in Spain (EUR 335 million in 2024), charges in Q2 2024 related to the discontinuation of our merchant platform in Germany and Superdigital in Latin America (EUR 243 million, net of tax and minority interests) and the provision in Q4 2024 for potential complaints related to motor finance dealer commissions in the UK (EUR 260 million, net of tax). Additionally, there was a lower contribution to the Deposit Guarantee Fund (DGF) in Spain in 2024 and there was no contribution to the Single Resolution Fund (SRF) as contributions ended in 2023.
Total income
Total income amounted to EUR 58,043 million in 2024, compared to EUR 53,951 million in 2023, an 8% increase year-on-year. Net interest income and net fee income accounted for around 97% of total income. By line item:
Net interest income
Net interest income amounted to EUR 43,787 million, 8% higher than in 2023.
The following tables show the average balances of each year
calculated as the monthly average over the period, which we believe should not differ materially from using daily balances, and the interest generated.
The tables on the following pages also include average balances and interest rates in 2024 and 2023, based on the domicile of the entities at which the relevant assets or liabilities are recorded. Domestic balances relate to our entities domiciled in Spain. International balances relate to entities domiciled outside of Spain (reflecting our foreign activity), and are divided into mature markets (the US and Europe, except Spain) and developing markets (South America and Mexico).
The average balance of interest-earning assets in 2024 was 2% higher than in 2023. The activity of our entities in both the domestic market and in the international mature markets grew by 3% year-on-year, while in international developing markets they decreased 2%.
The average balance of interest-bearing liabilities in 2024 was 2% higher year-on-year, with growth in the domestic market (+6% year-on-year) whereas both the international mature markets and international developing markets were 1% lower year-on-year.
The average return on interest-earning assets increased from 6.68% in 2023 to 7.03% in 2024, following a strong rise in 2023. By market, it grew 49 bps year-on-year in the domestic market, +53 bps year-on-year in our international mature markets, and +6 bps year-on-year in our international developing markets.
The average cost of interest-bearing liabilities increased 22 bps in 2024 to 4.42%. By market, domestic and international mature markets increased 48 bps and 67 bps, respectively. However, in international developing markets it decreased 106 bps.
We calculated the change in interest income/(expense) shown in the tables below by:
•Applying the interest rate of the previous period to the difference between the average balances from the current and previous periods to obtain the change in volumes.
•Applying the difference between the rates from the current and previous periods to the average balance from the previous year to obtain the change in interest rate.
Both interest income and expense increased in 2024, mainly due to higher average interest rates.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Average balance sheet - assets and interest income
EUR million
	2024			2023
Assets	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Cash balances at central banks and other deposits on demand, and loans and advances to central banks and credit institutions	285,813	16,140	5.65%	306,622	16,272	5.31%
Domestic	108,705	4,701	4.32%	117,332	4,694	4.00%
International - Mature markets	114,350	5,700	4.98%	124,570	5,611	4.50%
International - Developing markets	62,758	5,739	9.14%	64,720	5,967	9.22%

of which:
Reverse repurchase agreements	63,820	5,533	8.67%	53,760	4,670	8.69%
Domestic	32,739	1,901	5.81%	24,292	1,336	5.50%
International - Mature markets	8,085	492	6.09%	4,845	278	5.74%
International - Developing markets	22,996	3,140	13.65%	24,623	3,056	12.41%

Loans and advances to customers	1,018,241	74,900	7.36%	1,005,713	67,879	6.75%
Domestic	265,043	12,272	4.63%	265,322	10,581	3.99%
International - Mature markets	562,488	33,884	6.02%	546,641	28,771	5.26%
International - Developing markets	190,710	28,744	15.07%	193,750	28,527	14.72%

of which:
Reverse repurchase agreements	61,528	5,884	9.56%	46,238	4,163	9.00%
Domestic	12,410	468	3.77%	8,725	261	2.99%
International - Mature markets	48,161	5,310	11.03%	36,546	3,809	10.42%
International - Developing markets	957	106	11.08%	967	93	9.62%

Debt securities	246,539	15,431	6.26%	211,269	13,955	6.61%
Domestic	94,607	3,478	3.68%	71,507	2,503	3.50%
International - Mature markets	64,140	2,174	3.39%	51,327	1,444	2.81%
International - Developing markets	87,792	9,779	11.14%	88,435	10,008	11.32%

Income from hedging operations		2,470			3,510
Domestic		152			(45)
International - Mature markets		2,001			2,955
International - Developing markets		317			600

Other interest		71			126
Domestic		(71)			(47)
International - Mature markets		42			63
International - Developing markets		100			110

Total interest-earning assets	1,550,593	109,012	7.03%	1,523,604	101,742	6.68%
Domestic	468,355	20,532	4.38%	454,161	17,686	3.89%
International - Mature markets	740,978	43,801	5.91%	722,538	38,844	5.38%
International - Developing markets	341,260	44,679	13.09%	346,905	45,212	13.03%

Other non-interest earning assets	193,101			197,273
Assets from discontinued operations	59,578			52,226
Average total assets	1,803,272	109,012		1,773,103	101,742

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Average balance sheet - liabilities and interest expense
EUR million
	2024			2023
Liabilities and stockholders’ equity	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Deposits from central banks and credit institutions	151,986	9,381	6.17%	174,294	9,360	5.37%
Domestic	60,256	2,960	4.91%	62,366	2,723	4.37%
International - Mature markets	44,633	2,447	5.48%	63,456	2,989	4.71%
International - Developing markets	47,097	3,974	8.44%	48,472	3,648	7.53%

of which:
Repurchase agreements	63,556	4,539	7.14%	55,594	3,711	6.68%
Domestic	37,663	1,973	5.24%	34,123	1,686	4.94%
International - Mature markets	8,773	579	6.60%	6,542	388	5.93%
International - Developing markets	17,120	1,987	11.61%	14,929	1,637	10.97%

Customer deposits	994,107	35,714	3.59%	969,831	32,457	3.35%
Domestic	321,519	4,944	1.54%	302,379	3,269	1.08%
International - Mature markets	472,750	16,283	3.44%	468,602	12,386	2.64%
International - Developing markets	199,838	14,487	7.25%	198,850	16,802	8.45%

of which:
Repurchase agreements	85,139	8,207	9.64%	73,158	7,059	9.65%
Domestic	14,124	586	4.15%	4,602	263	5.71%
International - Mature markets	48,115	5,278	10.97%	46,992	4,125	8.78%
International - Developing markets	22,900	2,343	10.23%	21,564	2,671	12.39%

Marketable debt securities A	307,931	14,612	4.75%	287,148	12,671	4.41%
Domestic	147,606	5,330	3.61%	134,045	4,184	3.12%
International - Mature markets	117,291	5,323	4.54%	108,912	4,219	3.87%
International - Developing markets	43,034	3,959	9.20%	44,191	4,268	9.66%

of which:
Commercial paper	25,809	1,244	4.82%	29,195	1,329	4.55%
Domestic	17,046	727	4.26%	21,509	888	4.13%
International - Mature markets	7,143	339	4.75%	5,641	243	4.31%
International - Developing markets	1,620	178	10.99%	2,045	198	9.68%

Other interest-bearing liabilities	22,762	672	2.95%	23,020	634	2.75%
Domestic	17,151	490	2.86%	16,109	469	2.91%
International - Mature markets	3,707	17	0.46%	4,830	1	0.02%
International - Developing markets	1,904	165	8.67%	2,081	164	7.88%

Expenses from hedging operations		3,066			4,374
Domestic		1,159			1,045
International - Mature markets		1,325			1,756
International - Developing markets		582			1,573

Other interest		1,780			1,596
Domestic		741			567
International - Mature markets		282			304
International - Developing markets		757			725

Total interest-bearing liabilities	1,476,786	65,225	4.42%	1,454,293	61,092	4.20%
Domestic	546,532	15,624	2.86%	514,899	12,257	2.38%
International - Mature markets	638,381	25,677	4.02%	645,800	21,655	3.35%
International - Developing markets	291,873	23,924	8.20%	293,594	27,180	9.26%

Other non-interest bearing liabilities	168,212			170,566
Non-controlling interests	8,398			8,650
Total stockholders´ equity	96,744			93,035
Liabilities from discontinued operations	53,132			46,559
Average total liabilities and stockholders´ equity	1,803,272	65,225		1,773,103	61,092
A.Does not include contingently convertible preference shares and perpetual subordinated notes because they do not accrue interest. We include them under 'Other non-interest-bearing liabilities'.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Volume and profitability analysis
EUR million
	2024 vs. 2023
	Increase (decrease) due to changes in
Interest income	Volume	Rate	Total change
Cash and deposits on demand and loans and advances to central banks and credit institutions	(1,020)	888	(132)
Domestic	(358)	365	7
International - Mature markets	(482)	571	89
International - Developing markets	(180)	(48)	(228)

of which:
Reverse repurchase agreements	473	390	863
Domestic	487	78	565
International - Mature markets	196	18	214
International - Developing markets	(210)	294	84

Loans and advances to customers	391	6,630	7,021
Domestic	(11)	1,702	1,691
International - Mature markets	854	4,259	5,113
International - Developing markets	(452)	669	217

of which:
Reverse repurchase agreements	1,397	324	1,721
Domestic	128	79	207
International - Mature markets	1,270	231	1,501
International - Developing markets	(1)	14	13

Debt securities	1,173	303	1,476
Domestic	844	131	975
International - Mature markets	401	329	730
International - Developing markets	(72)	(157)	(229)

Income from hedging income	(1,040)	—	(1,040)
Domestic	197	—	197
International - Mature markets	(954)	—	(954)
International - Developing markets	(283)	—	(283)

Other interest	(55)	—	(55)
Domestic	(24)	—	(24)
International - Mature markets	(21)	—	(21)
International - Developing markets	(10)	—	(10)

Total interest-earning assets	(551)	7,821	7,270
Domestic	648	2,198	2,846
International - Mature markets	(202)	5,159	4,957
International - Developing markets	(997)	464	(533)

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Volume and cost analysis
EUR million
	2024 vs. 2023
	Increase (decrease) due to changes in
Interest expense	Volume	Rate	Total change
Deposits from central banks and credit institutions	(1,181)	1,202	21
Domestic	(95)	332	237
International - Mature markets	(980)	438	(542)
International - Developing markets	(106)	432	326

of which:
Repurchase agreements	576	252	828
Domestic	182	105	287
International - Mature markets	144	47	191
International - Developing markets	250	100	350

Customer deposits	412	2,845	3,257
Domestic	218	1,457	1,675
International - Mature markets	111	3,786	3,897
International - Developing markets	83	(2,398)	(2,315)

of which:
Repurchase agreements	672	476	1,148
Domestic	413	(90)	323
International - Mature markets	101	1,052	1,153
International - Developing markets	158	(486)	(328)

Marketable debt securities	681	1,260	1,941
Domestic	449	697	1,146
International - Mature markets	342	762	1,104
International - Developing markets	(110)	(199)	(309)

of which:
Commercial paper	(166)	81	(85)
Domestic	(190)	29	(161)
International - Mature markets	69	27	96
International - Developing markets	(45)	25	(20)

Other interest-bearing liabilities	15	23	38
Domestic	30	(9)	21
International - Mature markets	—	16	16
International - Developing markets	(15)	16	1

Expenses from hedging expenses	(1,308)	—	(1,308)
Domestic	114	—	114
International - Mature markets	(431)	—	(431)
International - Developing markets	(991)	—	(991)

Other interest	184	—	184
Domestic	174	—	174
International - Mature markets	(22)	—	(22)
International - Developing markets	32	—	32

Total interest-bearing liabilities	(1,197)	5,330	4,133
Domestic	890	2,477	3,367
International - Mature markets	(980)	5,002	4,022
International - Developing markets	(1,107)	(2,149)	(3,256)

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Net interest income. Volume, profitability and cost analysis summary
EUR million
	2024 vs. 2023
	Increase (decrease) due to changes in
	Volume	Rate	Total change
Interest income	(551)	7,821	7,270
Domestic	648	2,198	2,846
International - Mature markets	(202)	5,159	4,957
International - Developing markets	(997)	464	(533)

Interest expense	(1,197)	5,330	4,133
Domestic	890	2,477	3,367
International - Mature markets	(980)	5,002	4,022
International - Developing markets	(1,107)	(2,149)	(3,256)

Net interest income	646	2,491	3,137
Domestic	(242)	(279)	(521)
International - Mature markets	778	157	935
International - Developing markets	110	2,613	2,723

Net interest income
EUR million

+8%
2024 vs. 2023

Net fee income
EUR million

+8%
2024 vs. 2023

Net fee income
Net fee income totalled EUR 12,376 million in 2024, 8% higher than in 2023, with good performances in CIB, Openbank and Wealth.
For more details, see note 41 and note 42 to the consolidated financial statements.
Gains or losses on financial assets and liabilities and exchange differences (net)
Gains on financial transactions and liabilities and exchange differences (net) stood at EUR 2,211 million (EUR 2,565 million in 2023), affected by lower market activity in South America, especially in Brazil, lower results in Openbank Europe and lower results in the Corporate Centre from foreign currency hedges and risk transfer initiatives.
Gains or losses on financial assets and liabilities stem from mark-to-market valuations of the trading portfolio and derivative instruments, which include spot market foreign exchange transactions, sales of investment securities and liquidation of our hedging and other derivative positions.
For more details, see note 43 to the consolidated financial statements.
Exchange rate differences primarily show gains and losses from foreign exchange and the differences that arise from converting monetary items in foreign currencies to the functional currency, and from selling non-monetary assets denominated in foreign currency at the time of their disposal. Given Santander manages currency exposures with derivative instruments, the changes in this line should be analysed together with gains or losses on financial assets and liabilities.
For more details, see note 44 to the consolidated financial statements.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Dividend income
Dividend income was EUR 710 million in 2024 (EUR 568 million in 2023).
Income from companies accounted for using the equity method
The income from companies accounted for using the equity method reached EUR 687 million in 2024 compared to EUR 591 million in 2023.
Other operating income/expenses
Other operating income/expenses recorded a loss of EUR 1,728 million in 2024 (compared to a EUR 1,918 million loss in 2023). These results include the hyperinflation adjustment in Argentina and a charge relating to the temporary levy on revenue earned in Spain, which was 50% higher than in 2023 (EUR 335 million in 2024 versus EUR 224 million in 2023). There was no contribution to the SRF in 2024 and there was a lower contribution to the DGF in Spain (EUR 11 million, net of tax and minority interests in 2024).
For more details, see note 45 to the consolidated financial statement.
Operating expenses
Operating expenses amounted to EUR 25,215 million in 2024, 2% higher than 2023, increasing below inflation, reflecting our progress in transformation.
Our cost management continued to focus on improving our efficiency and, as a result, we remained among the most efficient global banks in the world.
Our business transformation plan, ONE Transformation, continued to progress across our footprint, reflected in an enhanced operating performance and better business dynamics.
For more details, see note 46 and note 47 to the consolidated financial statements.
Provisions or reversal of provisions
Provisions (net of provisions reversals) amounted to EUR 3,062 million in 2024 compared to EUR 2,058 million in 2023. In 2024 they included the charges after discontinuing our Superdigital platform in Latin America in Q2 2024 and a charge in Q4 2024 from provisions for potential complaints related to motor finance dealer commissions in the UK (EUR 353 million).
For more details, see note 25 to the consolidated financial statements.

Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
Net impairments totalled EUR 12,136 million in 2024 (EUR 12,298 million in 2023).
Impairment on other assets (net)
Impairment on other assets (net) was EUR 624 million in 2024 (compared to EUR 237 million in 2023). In 2024, it included the charge registered in Q2 2024 in PagoNxt after discontinuing our merchant platform in Germany.
Gains or losses on non-financial assets and investments (net)
In 2024, gains or losses on non-financial assets and investments (net) stood at EUR 368 million, which included the gain recorded in Q2 2024 from an agreement with Sodexo in Brazil (EUR 352 million). In 2023, gains or losses on non-financial assets and investments (net) stood at EUR 312 million.
For more details, see note 48 to the consolidated financial statements.
Negative goodwill recognized in results
No negative goodwill was recorded in 2024. Negative goodwill of EUR 39 million was recorded in 2023.
Gains or losses on non-current assets held for sale not classified as discontinued operations
This item, which mainly includes impairment of foreclosed assets recorded and the sale of properties acquired upon foreclosure, recorded a EUR 27 million loss in 2024 (EUR 20 million loss in 2023).
For more details, see note 49 to the consolidated financial statements.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
EUR million
	2024	2023
Financial assets at fair value through other comprehensive income	(1)	24
Financial assets at amortized cost	12,137	12,274
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from changes	12,136	12,298

Impairment on other assets (net)
EUR million
	2024	2023
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—
Impairment on non-financial assets, net	624	237
Tangible assets	382	135
Intangible assets	231	73
Others	11	29
Impairment on other assets (net)	624	237
Profit or loss before tax from continuing operations
Profit before tax was EUR 17,347 million in 2024, +16% year-on-year, supported by the good performances in net interest income and net fee income.
Tax expense or income from continuing operations
Total tax expense from continuing operations was EUR 4,844 million in 2024 (compared to EUR 3,880 million in 2023).
Profit or loss after tax from discontinued operations
Profit or loss after tax from discontinued operations totalled EUR 1,241 million in 2024 compared to EUR 1,058 million in 2023. This line records the results associated with the Poland disposal, which increased year-on-year driven by a good revenue performance.

Profit attributable to the parent
EUR million

+14%
2024 vs. 2023

Profit attributable to non-controlling interests
Profit attributable to non-controlling interests stood at EUR 1,170 million in 2024 (EUR 1,107 million in 2023), in part due to the accelerated placement of ordinary shares of Santander Bank Polska S.A. in the year.
For more details, see note 28 to the consolidated financial statements.
Profit attributable to the parent
Profit attributable to the parent amounted to EUR 12,574 million in 2024, 14% higher than the EUR 11,076 million in 2023.

Earnings per share
EUR

+18%
2024 vs. 2023

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Group underlying income statement

Attributable			Underlying
Profit		RoTE (post-AT1)	Profit		RoTE (post-AT1)
EUR 12,574 million	+14% in euros	15.5%	EUR 11,774 million	+13% in euros	14.4%
	+16% in constant euros	+1.1 pp		+15% in constant euros	+1.0 pp
Note: changes vs. 2023.
Below is the condensed income statement adjusted for items beyond the ordinary course of business and reclassification of certain items under some headings of the underlying income statement, as described in note 52.c to the consolidated financial statements, where our segments' aggregate underlying consolidated results are reconciled to the statutory consolidated results.
In the underlying income statement, results obtained in Poland are reported in the 'non-recurring items' line item for 2024 and 2023, so that it is excluded from underlying profit at both the Group and global business levels.
Therefore, all underlying ratios and management metrics included in this underlying income statement section have been calculated excluding Poland.
The Group presents, both at the total Group level and for each of the business units, the changes in euros registered in the income statement, as well as variations excluding the exchange rate effect (i.e. in constant euros, except for Argentina and any grouping which includes it), understanding that the latter provide a better analysis of the Group’s management. For further information, see 4.6. 'Alternative performance measures (APMs): 2025, 2024 and 2023'.
At the Group level, exchange rates had an unfavourable year-on-year impact of 2.5 pp on total income and a favourable impact of 1.9 pp on total costs, mainly due to the depreciation of the Brazilian real and the Mexican peso.
To better understand the business trends, we reclassified certain items under some headings of the underlying income statement. These reclassifications between the statutory and underlying income statements include:
•In 2024:
•As previously explained, in the statutory income statement, results associated with the business subject to the Poland disposal are reported in the 'profit/(loss) after tax from discontinued operations' line item.
However, in the underlying income statement, the results related to the business subject to the Poland disposal are excluded line-by-line from the underlying income statement and recorded in the 'non-recurring items' line.

Condensed underlying income statement
EUR million
			Change
	2024	2023	Absolute	%	% excl. FX
Net interest income	43,824	40,718	3,106	7.6	9.8
Net fee income	12,335	11,468	867	7.6	10.8
Gains (losses) on financial transactions and exchange differences	2,216	2,566	(350)	(13.6)	(11.1)
Other operating income	(391)	(812)	421	(51.8)	(52.0)
Total income	57,984	53,940	4,044	7.5	10.0
Total costs	(27,354)	(26,501)	(853)	3.2	5.1
Net operating income	30,630	27,439	3,191	11.6	14.6
Net loan-loss provisions	(11,822)	(11,784)	(38)	0.3	3.8
Other gains (losses) and provisions	(1,431)	(350)	(1,081)	308.9	313.8
Profit before tax	17,377	15,305	2,072	13.5	15.9
Tax on profit	(4,853)	(4,112)	(741)	18.0	20.1
Profit from continuing operations	12,524	11,193	1,331	11.9	14.4
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	12,524	11,193	1,331	11.9	14.4
Non-controlling interests	(750)	(791)	41	(5.2)	(0.1)
Underlying profit attributable to the parent A	11,774	10,402	1,372	13.2	15.5
Non-recurring items	800	674	126	18.7	18.8
Profit attributable to the parent	12,574	11,076	1,498	13.5	15.7
A.Excluding non-recurring items.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

•As explained in note 52.c to the consolidated financial statements, certain charges recorded in the statutory income statements under the line items that comprise 'other gains (losses) and provisions' are presented in the underlying income statement under the 'total costs' line item. These are mainly recurring operating charges, primarily related to labour and legal processes, and exclude EUR 835 million of restructuring charges, EUR 353 million of provisions for potential complaints related to motor finance dealer commissions and EUR 243 million from charges related to the discontinuation of our merchant platform in Germany and Superdigital in Latin America.
•Provisions which strengthen the balance sheet in Brazil of EUR 352 million gross in Q2 2024 (EUR 174 million net of tax and minority interests) which were compensated by gains on the sale of our stake in Pluxee in Brazil.
•In 2023:
•As previously explained, in the statutory income statement, results associated with the business subject to the Poland disposal are reported in the 'profit/(loss) after tax from discontinued operations' line item.
However, in the underlying income statement, the results related to the business subject to the Poland disposal are excluded line-by-line from the underlying income statement and recorded in the 'non-recurring items' line.
•As explained in note 52.c, certain charges recorded in the statutory account under the line items that comprise 'other gains (losses) and provisions' are presented in the underlying income statement under the 'total costs' line item. These are mainly recurring operating charges, primarily related to labour and legal processes, and exclude EUR 385 million of restructuring charges.
•Provisions to strengthen the balance sheet in Brazil in Q1 2023, totalling EUR 235 million, net of tax and non-controlling interests (EUR 474 million recorded in net loan-loss provisions, EUR 213 million positive impact in tax and EUR 26 million in non-controlling interests) which were more than offset by gains of EUR 270 million resulting primarily from the divestments of stakes in Brazil and Openbank in the 'other gains (losses) and provisions' line item.
Additionally, regarding results that fall outside the ordinary course of our business and are therefore excluded from the underlying income statement and recorded in the 'non-recurring items' line:
•As previously explained, in both 2024 and 2023, results obtained in Poland are reported in the 'non-recurring items' line.
For more details, see note 52.c to the consolidated financial statements.
As a result, the profit attributable to the parent was EUR 12,574 million, increasing 14% in euros and 16% in constant euros compared to 2023, while the underlying profit was EUR 11,774 million in 2024 which also represented a rise of 13% in euros and 15% in constant euros compared to 2023.
This year-on-year comparison is impacted by a higher charge relating to the temporary levy on revenue earned in Spain, charges in Q2 2024 related to the discontinuation of our merchant platform in Germany and Superdigital in Latin America (EUR 243 million, net of tax and minority interests) and by the provision in Q4 2024 for potential complaints related to motor finance dealer commissions in the UK (EUR 260 million, net of tax and minority interests).
Additionally, in 2024, there was a lower DGF contribution in Spain and there was no contribution to the SRF as contributions ended in 2023.
Total income amounted to EUR 57,984 million in 2024, a 7% increase year-on-year. In constant euros, total income increased by 10% year-on-year, as follows:
•Net interest income (NII) totalled EUR 43,824 million and increased by 10% year-on-year, with growth across all businesses:
•In Retail, which represented 63% of the NII of the total operating areas, NII increased by 11%, with rises in most countries, but especially in South America, driven by higher volumes, and in Spain and Portugal, due to good margin management.
•NII grew strongly (+6%) in Openbank (24% of the NII of the total operating areas), on the back of active loan repricing and volumes growth in Openbank Europe, and higher volumes and lower interest rates in Brazil.
•In CIB, NII increased by 16%, boosted by our three main business lines.
•In Wealth, NII increased by 7%, driven by good margin management in a favourable macroeconomic environment and strong commercial activity in Private Banking.
•In Payments, NII increased strongly (+50%), due to higher activity.
•Net fee income reached EUR 12,335 million, increasing by 11% year-on-year, with growth across all businesses. We recorded this excellent net fee income performance as a result of executing our strategy to capture network effects across the Group. By business:
•In Retail, net fee income increased by 3%, supported by the good performances in Brazil, Argentina and the US.
•In Openbank, net fee income increased by 24%, driven mainly by growth in Openbank Europe due to increased insurance penetration, volumes growth in Brazil and auto fee income in the US.
•In CIB, net fee income increased by 22%, especially boosted by the US Banking Build-Out (US BBO) initiative.
•In Wealth, net fee income increased by 21%, with growth across businesses, boosted especially by higher volumes on the back of positive commercial activity and a favourable market performance.
•In Payments, net fee income increased by 5%, boosted by higher activity.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Net fee income
EUR million
	2024	2023
Asset management business, funds and insurance	4,244	3,890
Credit and debit cards	2,250	2,286
Securities and custody services	1,251	1,059
Account management and availability fees	1,953	1,866
Cheques and payment orders	795	784
Foreign exchange	632	629
Charges for past-due/unpaid balances and guarantees	313	304
Bill discounting	139	208
Other	758	441
Net fee income	12,335	11,468
•Gains on financial transactions and exchange differences decreased 11%, mainly due to lower results in CIB, mainly in Brazil, affected by weaker market activity (though there was some recovery in the second half of the year), lower results in Openbank Europe and in the Corporate Centre due to impacts from foreign currency hedges and risk transfer initiatives.
•Other operating income registered a lower negative result in 2024 than in 2023. These results include the hyperinflation adjustment in Argentina and the charge relating to the temporary levy on revenue earned in Spain, which was 50% higher than in 2023 (EUR 335 million in 2024 versus EUR 224 million in 2023). There was no contribution to the SRF in 2024 and there was a lower contribution to the DGF in Spain (EUR 11 million, net of tax and minority interests in 2024).

Total income
EUR million

+7%	A
2024 vs. 2023

A. In constant euros: +10%.
Total costs in 2024 reached EUR 27,354 million, up 3% year-on-year (+5% in constant euros). In real terms, excluding the impact of average inflation and in constant euros, they increased 2% year-on-year, well below total income growth. For further information about costs in real terms, see 4.6. 'Alternative performance measures (APMs): 2025, 2024 and 2023'.
We continued to progress with our business transformation plan, ONE Transformation, reflected in greater operational leverage, better business dynamics and more streamlined and agile structures. By business and in constant euros:
•In Retail, total costs decreased by 1%. In real terms they also fell 1%, reflecting our transformation efforts through organizational simplification, process automation and the deployment of the global platform, as well as lower charges in the 'other operating costs' line. The efficiency ratio improved strongly to 44.5%.
•In Openbank, total costs increased by 1% year-on-year. In real terms, they declined 1%, driven by our efficiency and transformation efforts in the US and Europe. The efficiency ratio was 49.7%.
•In CIB, total costs increased by 18% (+15% in real terms), due to our investments in new products and capabilities to support growth and higher impacts in the 'other operating costs' line. The efficiency ratio stood at 49.7%.
•In Wealth, total costs rose 12% (+9% in real terms), reflecting investments made to strengthen PB teams and develop new capabilities to address the increase in commercial activity. The efficiency ratio improved to 39.1%.
•In Payments, total costs grew 11% (+7% in real terms), reflecting continued investment in global payments platforms.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Total costs
EUR million
	2024	2023
Staff costs	13,827	13,279
Other administrative expenses	8,129	8,250
Information technology	2,579	2,387
Communications	387	399
Advertising	512	575
Buildings and premises	711	681
Printed and office material	86	93
Taxes (other than tax on profits)	554	570
Other expenses	3,300	3,545
Administrative expenses	21,956	21,529
Depreciation and amortization	3,179	3,086
Operating expenses	25,135	24,615
Other operating costs	2,219	1,886
Total costs	27,354	26,501

Efficiency ratio
%

-1.9	pp
2024 vs. 2023

Our cost management continued to focus on structurally improving our efficiency. As a result, we improved our efficiency ratio to 47.2%.
All in all, net operating income reached EUR 30,630 million, up 12% year-on-year. In constant euros, it rose 15%, mainly driven by the good revenue performance (particularly in net interest income and net fee income).
Net loan-loss provisions in 2024 amounted to EUR 11,822 million, broadly in line with 2023.
In constant euros, they increased by 4%. The good performance in Retail due to lower provisions in Europe, especially in Spain and the UK partially offset the expected increases in Openbank, as a result of the normalization in Europe, higher volumes, lower portfolio sales compared to 2023 and some regulatory charges.
The cost of risk stood at 1.12% as of 31 December 2024. For more details, see 5.1. 'Key credit risk metrics'.

Net loan-loss provisions
EUR million

0%	A
2024 vs. 2023

A. In constant euros: +4%.
Other gains (losses) and provisions recorded a loss of EUR 1,431 million in 2024, compared to a EUR 350 million loss in 2023.
This year-on-year comparison was impacted by the aforementioned charges in 2024: i) the discontinuation of our merchant platforms in Germany and Superdigital in Latin America; and ii) the charge in Q4 2024 due to the provisions recorded for complaints related to motor finance dealer commissions in the UK.
Tax on profit amounted to EUR 4,853 million, 18% higher than in 2023. In constant euros, it rose 20%, due to higher tax burden in some countries, mainly in Spain and Brazil.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Underlying profit attributable to the parent in 2024 was EUR 11,774 million, 13% more than in 2023. In constant euros, it rose 15%, supported by solid total income growth.
As a result, underlying RoTE post-AT1 was 14.4%, up from 13.5% in 2023, underlying RoRWA was 2.07% (compared to 1.86% in 2023) and underlying earnings per share reached EUR 0.72 (from EUR 0.61 in 2023).

Underlying profit attributable to the parent
EUR million

+13%	A
2024 vs. 2023

A. In constant euros: +15%.

Underlying RoTE post-AT1
%
As previously explained, results related to the Poland disposal are recorded in non-recurring items, totalling EUR 800 million in 2024 compared to EUR 674 million in 2023.
Including these non-recurring items, profit attributable to the parent in 2024 was EUR 12,574 million, 14% more than in 2023. In constant euros, it rose 16%.
RoTE post-AT1 stood at 15.5% (14.4% in 2023). RoRWA stood at 2.18% (1.95% in 2023) and earnings per share stood at EUR 0.77 (EUR 0.65 in 2023).

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

4.4.2 Group balance sheet

Balance sheet
EUR million
			Change
Assets	Dec-24	Dec-23	Absolute	%
Cash, cash balances at central banks and other deposits on demand	192,208	220,342	(28,134)	(12.8)
Financial assets held for trading	230,253	176,921	53,332	30.1
Non-trading financial assets mandatorily at fair value through profit or loss	6,130	5,910	220	3.7
Financial assets designated at fair value through profit or loss	7,915	9,773	(1,858)	(19.0)
Financial assets at fair value through other comprehensive income	89,898	83,308	6,590	7.9
Financial assets at amortized cost	1,203,707	1,191,403	12,304	1.0
Hedging derivatives	5,672	5,297	375	7.1
Changes in the fair value of hedged items in portfolio hedges of interest risk	(704)	(788)	84	(10.7)
Investments	7,277	7,646	(369)	(4.8)
Assets under reinsurance contracts	222	237	(15)	(6.3)
Tangible assets	32,087	33,882	(1,795)	(5.3)
Intangible assets	19,259	19,871	(612)	(3.1)
Tax assets	30,596	31,390	(794)	(2.5)
Other assets	8,559	8,856	(297)	(3.4)
Non-current assets held for sale	4,002	3,014	988	32.8
Total assets	1,837,081	1,797,062	40,019	2.2

Liabilities and equity
Financial liabilities held for trading	152,151	122,270	29,881	24.4
Financial liabilities designated at fair value through profit or loss	36,360	40,367	(4,007)	(9.9)
Financial liabilities at amortized cost	1,484,322	1,468,703	15,619	1.1
Hedging derivatives	4,752	7,656	(2,904)	(37.9)
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(9)	55	(64)	(116.4)
Liabilities under insurance contracts	17,829	17,799	30	0.2
Provisions	8,407	8,441	(34)	(0.4)
Tax liabilities	9,598	9,932	(334)	(3.4)
Other liabilities	16,344	17,598	(1,254)	(7.1)
Liabilities associated with non-current assets held for sale	—	—	—	—
Total liabilities	1,729,754	1,692,821	36,933	2.2
Shareholders' equity	135,196	130,443	4,753	3.6
Other comprehensive income	(36,595)	(35,020)	(1,575)	4.5
Non-controlling interest	8,726	8,818	(92)	(1.0)
Total equity	107,327	104,241	3,086	3.0
Total liabilities and equity	1,837,081	1,797,062	40,019	2.2
Note: this is a summarized balance sheet. For further information, see the 'consolidated balance sheet' in the consolidated financial statements.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Executive summary A

Gross loans and advances to customers (excluding reverse repos and Poland)						Customer funds (deposits excluding repos + mutual funds, excluding Poland)

EUR 979 billion			+1%	+1%		EUR 1,155 billion	+4%

è By segment:						è By product:

Growth in the year was mainly driven by Openbank and Wealth					Growth in all products, rising double digits in mutual funds

Retail	Openbank	CIB	Wealth		Demand	Time	Mutual funds
-1%	+4%	0%	+8%		+1%	+1%	+18%

A.2024 vs. 2023 changes in constant euros. For more information on figures presented in constant euros and the exclusion of repurchase agreements and reverse repurchase agreements, see 4.6. 'Alternative performance measures (APMs): 2025, 2024 and 2023'.

Loans and advances to customers
Loans and advances to customers totalled EUR 1,054,069 million in December 2024, a 2% increase year-on-year.
For the purpose of analysing traditional commercial banking loans, the Group uses gross loans and advances to customers excluding reverse repurchase agreements (repos). Additionally, in line with the criteria used in 4.2.2.'Balance sheet', we analysed loans and advances to customers excluding Poland in both 2024 and 2023 balance sheets. As at end December 2024, gross loans and advances to customers excluding reverse repos and Poland, totalled EUR 978,961 million in December 2024, flat compared to December 2023.
To facilitate the analysis of Santander's management, the comments below do not consider the exchange rate impact (i.e., in constant euros), except for Argentina and any grouping which includes it. For further information, see 4.6. 'Alternative performance measures (APMs): 2025, 2024 and 2023'.
Gross loans and advances to customers excluding Poland and reverse repos and in constant euros, grew by 1% year-on-year, as follows:
•In Retail, which represented 62% of the Group's loan portfolio, gross loans and advances to customers decreased 1%, mainly due to declines in the UK (in line with our profitability strategy) and Spain, still impacted by pre-payments despite a pickup in new business volumes.
•In Openbank, which represented 22% of the Group's loan portfolio, they grew 4% driven by good performances in the auto markets in Openbank Europe and Latin America.
•In CIB, which represented 13% of the Group's loan portfolio, lending volumes were stable, as growth in North and South America compensated the lower volumes in Europe.
•In Wealth, gross loans and advances to customers increased by 8% driven by growth in Private Banking.
•Payments had a loan portfolio of just EUR 1 billion (+5% year-on-year).

Loans and advances to customers
EUR million. Excluding Poland
			Change
	Dec-24	Dec-23	Absolute	%
Commercial bills	51,429	53,970	(2,541)	(4.7)
Secured loans	538,218	535,118	3,100	0.6
Other term loans	284,136	286,585	(2,449)	(0.9)
Finance leases	37,643	36,518	1,125	3.1
Receivable on demand	10,737	12,255	(1,518)	(12.4)
Credit cards receivable	24,563	24,016	547	2.3
Impaired assets	32,235	32,730	(495)	(1.5)
Gross loans and advances to customers (excluding reverse repos)	978,961	981,192	(2,231)	(0.2)
Reverse repurchase agreements	59,344	44,067	15,277	34.7
Gross loans and advances to customers	1,038,305	1,025,259	13,046	1.3
Loan-loss allowances	21,145	21,794	(649)	(3.0)
Net loans and advances to customers	1,017,160	1,003,465	13,695	1.4

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Gross loans and advances to customers (excluding reverse repos)
EUR billion. Excluding Poland

0%	A
2024 vs. 2023

A. In constant euros: +1%.
As of December 2024, gross loans and advances to customers excluding reverse repos maintained a diversified structure between the markets in which the Group operates.
With respect to gross loans and advances to customers (including reverse repos) maturing in more than one year, at the end of 2024, 67% had a fixed interest rate, while the remaining 33% had a floating interest rate:

Gross loans and advances to customers (excluding reverse repos)
% of operating areas. December 2024. Excluding Poland

•In Spain, 51% of loans and advances to customers were fixed rate and 49% were floating rate.
•Outside of Spain, 71% of loans and advances to customers were fixed rate and 29% were floating rate.
For more details on the distribution of loans and advances to customers by business line, see note 10.b to the consolidated financial statements.

Gross loans and advances to customers (including reverse repos) with maturities exceeding one year as at 31 December 2024
EUR million. Excluding Poland
	Domestic		International		TOTAL
	Amount	Weight as % of the total	Amount	Weight as % of the total	Amount	Weight as % of the total
Fixed	70,166	51%	368,330	71%	438,496	67%
Floating	67,440	49%	148,521	29%	215,961	33%
TOTAL	137,606	100%	516,851	100%	654,456	100%

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Total customer funds
EUR million. Excluding Poland
			Change
	Dec-24	Dec-23	Absolute	%
Demand deposits	641,237	628,451	12,786	2.0
Time deposits	286,296	295,434	(9,138)	(3.1)
Mutual funds A	227,226	203,618	23,608	11.6
Customer funds	1,154,759	1,127,503	27,256	2.4
Pension funds A	15,646	14,831	815	5.5
Managed portfolios A	42,969	36,233	6,736	18.6
Repurchase agreements	78,072	78,784	(712)	(0.9)
Total funds	1,291,446	1,257,351	34,095	2.7
A. Including managed and marketed funds.
Customer deposits grew 1% year-on-year to EUR 1,055,936 million at 31 of December 2024.
The Group uses customer funds (customer deposits, excluding repos, plus mutual funds) to analyse traditional retail banking funds. Additionally, in line with the criteria used in 4.2.2 'Balance sheet', we analysed customer funds excluding Poland in both 2024 and 2023 balance sheets. As at 31 December 2024, they amounted to EUR 1,154,759 million and grew 2% year-on-year.
To facilitate the analysis of Santander's management, the comments below do not consider the exchange rate impact (i.e., in constant euros), except for Argentina and any grouping which includes it. For further information, see 4.6. 'Alternative performance measures (APMs): 2025, 2024 and 2023'.
Compared to December 2023, customer funds excluding Poland rose 4% in constant euros, as follows:

Customer funds (excluding repos)
EUR billion. Excluding Poland

Dec-24 vs. Dec-23
+2%	A

+12%

0%

Total
Mutual fundsB
Deposits excluding repos

A. In constant euros: +4%.
B. Including managed and marketed funds.

•By product, customer deposits excluding repos rose 1%, with a 1% increase in both demand and time deposits. Mutual funds rose 18%, with widespread increases across all businesses and countries.
•By business, customer funds increased 4% in Retail, mainly driven by time deposits and mutual funds. In Openbank, customer funds rose 11%, in line with our retail deposit gathering strategy. In CIB, customer funds fell 8%, as a result of our strategy to reduce excess corporate deposits while in Wealth they were up 11%, mainly driven by mutual funds.
Customer funds maintained a diversified structure across the markets in which the Group operates. The weight of demand deposits was 55% of total customer funds, while time deposits accounted for 25% and mutual funds 20%.
In addition to capturing customer deposits, for strategic reasons the Group has a selective policy on issuing securities in international fixed income markets and strives to adapt the frequency and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.

Customer funds (excluding repos)
% of operating areas. December 2024. Excluding Poland

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

4.5 Financial information by segment: 2024 vs 2023
4.5.1 Summary of the Group's main business areas' income statements

2024
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying profit attributable to the parent
Retail & Commercial Banking	27,854	6,022	33,064	18,359	10,750	7,345
Openbank	10,777	1,508	12,877	7,302	2,228	1,659
Corporate & Investment Banking	3,779	2,415	7,897	3,975	3,815	2,639
Wealth Management & Insurance	1,591	1,442	3,587	2,183	2,134	1,584
Payment Solutions	132	958	1,240	31	(233)	(299)
Corporate Centre	(308)	(11)	(680)	(1,220)	(1,317)	(1,154)
TOTAL GROUP	43,824	12,335	57,984	30,630	17,377	11,774

Secondary segments
Spain	7,256	2,867	11,580	7,071	5,440	3,762
UK	4,950	283	5,011	1,962	1,794	1,306
Portugal	1,548	467	2,065	1,492	1,481	1,001
Openbank Europe	4,361	902	5,644	2,796	1,131	642
US	5,693	1,152	7,580	3,615	1,053	1,109
Mexico	4,631	1,385	6,278	3,551	2,274	1,671
Brazil	10,121	3,414	13,536	8,318	3,830	2,422
Chile	1,822	551	2,592	1,650	1,111	629
Argentina	2,919	602	2,487	1,150	827	665
Corporate Centre	(308)	(11)	(680)	(1,220)	(1,317)	(1,154)
Rest of the Group	832	722	1,889	246	(248)	(280)
TOTAL GROUP	43,824	12,335	57,984	30,630	17,377	11,774

Underlying profit attributable to the parent. 2024 distribution
Distribution A by primary segment
A. As a % of operating areas. Excluding the Corporate Centre and negative contribution from Payments.

Underlying profit attributable to the parent. 2024
EUR million. % change YoY

Retail

Openbank

CIB

Wealth

Payments

Var	Var B
+25%	+27%
-13%	-12%
+13%	+17%
+17%	+18%
+291%	+231%
B. Changes in constant euros.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

2023
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying profit attributable to the parent
Retail & Commercial Banking	25,586	6,077	30,792	16,036	8,195	5,887
Openbank	10,221	1,229	12,274	6,748	2,677	1,901
Corporate & Investment Banking	3,361	2,013	7,100	3,719	3,578	2,328
Wealth Management & Insurance	1,499	1,209	3,082	1,816	1,834	1,360
Payment Solutions	92	954	1,134	23	(17)	(77)
Corporate Centre	(41)	(13)	(442)	(901)	(961)	(998)
TOTAL GROUP	40,718	11,468	53,940	27,439	15,305	10,402

Secondary segments
Spain	6,641	2,699	9,837	5,022	3,399	2,371
UK	5,152	338	5,358	2,430	2,107	1,545
Portugal	1,465	464	1,944	1,378	1,314	896
Openbank Europe	4,193	796	5,481	2,730	2,019	1,199
US	5,742	766	7,209	3,502	863	932
Mexico	4,408	1,374	5,899	3,254	2,119	1,560
Brazil	9,116	3,462	13,104	7,674	2,911	1,921
Chile	1,383	572	2,285	1,332	951	582
Argentina	1,879	396	1,544	713	505	386
Corporate Centre	(41)	(13)	(442)	(901)	(961)	(998)
Rest of the Group	780	615	1,721	306	77	9
TOTAL GROUP	40,718	11,468	53,940	27,439	15,305	10,402

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

4.5.2 Primary segments

Retail & Commercial Banking	Underlying attributable profit	EUR 7,345 mn
Business performance
Gross loans and advances to customers, excluding reverse repos and in constant euros, decreased 1% year-on-year. Balances fell mainly in the UK (in line with our profitability strategy) and in Spain, still impacted by pre-payments despite a pickup in new business volumes. This was partially offset by increases in Brazil, Mexico and Portugal.
Customer deposits, excluding repos and in constant euros, rose 2%, driven by Spain and Brazil, especially in time deposits. Mutual funds rose 21% in constant euros, with positive performances across most countries. As a result, customer funds increased 4% in constant euros.

Retail. 2024 business performance
EUR billion and YoY % change in constant euros

600	-1%	707	+4%

Other

Other

Gross loans and advances to customer excl. reverse repos	Customer deposits excl. repos + mutual funds
Results
Underlying attributable profit in 2024 was EUR 7,345 million, up 25% compared to 2023. In constant euros, it rose 27% year-on-year, as follows:
•Total income increased 10%, driven by both net interest income and net fee income.
Net interest income increased 11% year-on-year, with rises in most countries, but especially in South America, driven by higher volumes, and in Spain and Portugal due to good margin management. The exceptions were the UK and the US, affected by lower volumes.
Greater commercial activity and a larger loyal customer base contributed to net fee income growth (+3%). The most significant increases were in Brazil, Argentina and the US.

Retail. Total income
EUR million and YoY % change in constant euros

Other

Var
+15%
-10%
+7%
+14%
+22%

Retail	33,064	+10%

•Total costs increased 2%. In real terms, expenses declined 1% reflecting our transformation efforts through organizational simplification, process automation and the deployment of the global platform, as well as lower charges in the 'other operating costs' line. As a result, net operating income increased 18% and efficiency improved to 44.5%.
•Net loan-loss provisions improved 2% year-on-year, due to positive performances across Europe, especially in Spain and the UK (macro outlook improvement in the country), which more than offset greater provisions in Brazil due to higher activity and cost of risk normalization in Mexico and Chile.
•The other gains (losses) and provisions line had an 85% greater loss than in 2023.
Underlying RoTE (post-AT1) in 2024 was 17.6%.

Retail. Underlying income statement
EUR million and % change
			/	2023
	2024	2023	%	% excl. FX

Revenue	33,064	30,792	+7	+10
Total costs	(14,704)	(14,757)	0	+2
Net operating income	18,359	16,036	+14	+18
LLPs	(7,064)	(7,542)	(6)	(2)
PBT	10,750	8,195	+31	+33
Underlying attr. profit	7,345	5,887	+25	+27
Detailed financial information in 4.5.3 'Appendix'.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Retail Spain	Profit before tax
	EUR 2,824	mn
Business performance
Gross loans and advances to customers, excluding reverse repos, decreased 3% year-on-year still impacted by pre-payments despite higher new business volumes.
Customer deposits excluding repos, increased 4% year-on-year, driven by both demand and time deposits. Mutual funds increased 15% year-on-year. As a result, customer funds increased 6% year-on-year.
Results
Profit before tax in 2024 reached EUR 2,824 million, more than double that of 2023. By line item:
•Total income increased 15% mainly due to the pick up in net interest income, driven by good margin management.
•Total costs declined 14%, reflecting the progress achieved in product simplification and process automation and a strong decrease in the 'other operating costs' line. As a result, the efficiency ratio improved to 37.7%.
•Net loan-loss provisions decreased 23%, which resulted in an improvement in the cost of risk and NPL ratio to 0.84% and 3.47%, respectively.
•The other gains (losses) and provisions line recorded losses of EUR 363 million in 2024 and EUR 100 million in 2023.

Retail Spain. Underlying income statement
EUR million and % change
			/ 2023
	2024	2023	%

Revenue	6,915	6,012	+15
Total costs	(2,606)	(3,048)	(14)
Net operating income	4,309	2,964	+45
LLPs	(1,121)	(1,464)	(23)
PBT	2,824	1,400	+102
Detailed financial information in 4.5.3 'Appendix'.

Retail UK	Profit before tax
	EUR 1,633	mn
Business performance
Gross loans and advances to customers, excluding reverse repos and in constant euros, decreased 4% year-on-year (in line with our profitability strategy). However, the trend in mortgages was positive throughout the year, with a progressive recovery in new business volumes.
Customer deposits, excluding repos and in constant euros, decreased 5% mainly driven by demand deposits. Mutual funds fell 1% year-on-year in constant euros. As a result, customer funds declined 5% in constant euros.
Results
Profit before tax in 2024 was EUR 1,633 million, down 17% year-on-year. In constant euros, it decreased 19%, by line item:
•Total income fell 10% with net interest income down affected by lower volumes.
•Total costs increased 1% in a competitive labour market. Net operating income declined 23% and the efficiency ratio stood at 62.2%.
•Net loan-loss provisions improved 75% driven by positive macro outlook, with a cost of risk of only 3 bps.
•The other gains (losses) and provisions line recorded losses of EUR 104 million, a 35% greater loss year-on-year.

Retail UK. Underlying income statement
EUR million and % change
			/	2023
	2024	2023	%	% excl. FX

Revenue	4,766	5,140	(7)	(10)
Total costs	(2,965)	(2,858)	+4	+1
Net operating income	1,801	2,283	(21)	(23)
LLPs	(64)	(247)	(74)	(75)
PBT	1,633	1,960	(17)	(19)
Detailed financial information in 4.5.3 'Appendix'.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Retail Mexico	Profit before tax
	EUR 1,524	mn
Business performance
Gross loans and advances to customers, excluding reverse repos and in constant euros, grew 6% year-on-year, supported by our enhanced commercial offering.
Customer deposits, excluding repos and in constant euros, increased 2% year-on-year, mainly driven by demand deposits. Additionally, mutual funds rose 42% in constant euros. As a result, customer funds grew 11% in constant euros.
Results
Profit before tax reached EUR 1,524 million in 2024 up 6% year-on-year. In constant euros, it increased 9%, as follows:
•Total income rose 7%, mainly driven by a good net interest income performance, supported by higher activity.
•Total costs rose 3%. In real terms, expenses declined 2% even after our investments in transformation. As a result, net operating income increased 11% and the efficiency ratio improved by 1.8 pp to 43.5%.
•Net loan-loss provisions increased 13%, partially driven by loan growth, with a cost of risk of 5.03% and an NPL ratio of 5.25%.
•No other gains (losses) and provisions were recorded in 2024 or 2023.

Retail Mexico. Underlying income statement
EUR million and % change
			/	2023
	2024	2023	%	% excl. FX

Revenue	4,861	4,670	+4	+7
Total costs	(2,114)	(2,114)	0	+3
Net operating income	2,746	2,556	+7	+11
LLPs	(1,222)	(1,117)	+9	+13
PBT	1,524	1,439	+6	+9
Detailed financial information in 4.5.3 'Appendix'.

Retail Brazil	Profit before tax
	EUR 1,975	mn
Business performance
Gross loans and advances to customers, excluding reverse repos and in constant euros, increased 7%.
Customer deposits increased 10%, excluding repos and in constant euros, driven by time deposits, which rose double digits. Mutual funds increased 2% in constant euros. As a result, customer funds grew 8% in constant euros.
Results
Profit before tax was EUR 1,975 million in 2024, a 73% increase year-on-year. In constant euros, it rose 86%, as follows:
•Total income grew 14% driven by net interest income and higher net fee income, mainly due to volumes in an environment of higher activity.
•Total costs increased 5%, affected by the impact of higher labour costs and greater charges in the 'other operating costs' line. As a result, net operating income increased 21% and the efficiency ratio improved by 3.6 pp to 41.6%.
•Net loan-loss provisions increased 5%, below volume growth.
•No other gains (losses) and provisions were recorded in 2024 and a EUR 62 million loss was recorded in 2023.

Retail Brazil. Underlying income statement
EUR million and % change
			/	2023
	2024	2023	%	% excl. FX

Revenue	9,992	9,454	+6	+14
Total costs	(4,159)	(4,278)	(3)	+5
Net operating income	5,833	5,176	+13	+21
LLPs	(3,857)	(3,970)	(3)	+5
PBT	1,975	1,144	+73	+86
Detailed financial information in 4.5.3 'Appendix'.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Openbank	Underlying attributable profit	EUR 1,659 mn
Business performance
New lending increased 4% year-on-year, with notable growth in Brazil. Gross loans and advances to customers, excluding reverse repos and in constant euros, also rose 4% year-on-year, mainly driven by auto in Openbank Europe and Brazil.
Our EUR 16.9 billion leasing portfolio decreased 5% year-on-year in constant euros, as growth in Europe was more than offset by a decline in the US.
Our access to wholesale funding markets remained strong and diversified. Customer deposits accounted for 60% of Openbank's total funding. Excluding repos and in constant euros, deposits were up 10% year-on-year, underpinned by our strategy to lower funding costs and reduce net interest income volatility across the cycle. Mutual funds rose 19% in constant euros, albeit from very low levels. As a result, customer funds increased 11% year-on-year in constant euros.

Openbank. 2024 business performance
EUR billion and YoY % change in constant euros

215	+4%	137	+11%

Openbank Europe
Openbank US

Openbank Europe
Openbank US

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds

Openbank. Leasing portfolio
EUR billion and YoY % change in constant euros

Total leasing	17	-5%
Results
In 2024, underlying attributable profit stood at EUR 1,659 million, 13% lower year-on-year. In constant euros, profit fell 12%, as follows:
•Total income rose 6%, with net interest income up 6%, mainly driven by volumes growth in Brazil and Argentina and repricing actions and higher volumes in Europe.
Net fee income increased strongly (+24%), with double-digit growth across our main units, underpinned by increased insurance penetration in Europe, volumes growth in Brazil and auto servicing fees in the US.
Other income fell, as gains on financial transactions declined, mainly in Europe, and leasing income decreased in the US, primarily due to lower volumes, reduced residual values and the pass-on of fiscal benefits (recorded in the tax line) from electric vehicle (EV) leases to pricing.

Openbank. 2024 total income
EUR million and YoY % change in constant euros

Openbank Europe
Openbank US*
Other

Var
+3%
-1%
+45%
* Year-on-year growth in revenue in the US would have been flat if we included the impact from the EV incentives recorded in the tax line.
•Total costs performed well, increasing slightly year-on-year and declining 1% in real terms, supported by efficiency and transformation efforts in the US and Europe, which partially offset investments in platforms and business growth, as well as higher other operating costs. Consequently, net operating income grew 9% and the efficiency ratio improved 1.7 pp to 43.3%.
•Net loan-loss provisions were up 12%, reflecting continued normalization in Europe, higher volumes, increased CHF mortgage portfolio coverage, some regulatory charges and lower portfolio sales than in 2023. Credit quality remained controlled, with the cost of risk at 2.16% and the NPL ratio at 5.07%.
•Other gains (losses) and provisions registered a loss of EUR 512 million in 2024 (compared to a EUR 35 million gain in 2023), mainly due to the provision for potential complaints related to motor finance dealer commissions in the UK.
As a result, underlying RoTE (post-AT1) stood at 8.8% in 2024.

Openbank. Underlying income statement
EUR million and % change
			/	2023
	2024	2023	%	% excl. FX

Revenue	12,877	12,274	+5	+6
Total costs	(5,576)	(5,526)	+1	+1
Net operating income	7,302	6,748	+8	+9
LLPs	(4,562)	(4,106)	+11	+12
PBT	2,228	2,677	(17)	(17)
Underlying attr. profit	1,659	1,901	(13)	(12)
Detailed financial information in 4.5.3 'Appendix'.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

OB	Openbank Europe	Profit before tax
		EUR 1,131	mn
Business performance
New business volumes increased 1% year-on-year in constant euros, mainly underpinned by new auto loans. In turn, gross loans and advances to customers, excluding reverse repos and in constant euros, rose 4% year-on-year, primarily driven by auto balances.
Customer deposits, excluding repos and in constant euros, grew strongly year-on-year (+18%), in line with our strategy to increase retail funding. Mutual funds rose 24% year-on-year in constant euros, albeit from very low levels.
Results
Profit before tax stood at EUR 1,131 million in 2024, 44% lower than in 2023. In constant euros, it also fell 44%, as follows:
•Total income grew 3%, mainly supported by higher net interest income (+4%), on the back of repricing actions and volumes growth, and net fee income (+13%), backed by greater insurance penetration, especially in Germany, and higher fees from our agreements.
•Total costs rose 3%, broadly in line with inflation, mainly due to our investments in platforms and business growth and higher charges linked to the CHF mortgage portfolio, partially offset by savings resulting from our efficiency and transformation efforts.
•Net loan-loss provisions increased 52%, reflecting normalization, volumes growth, higher provisions linked to our CHF mortgage portfolio in Poland, some regulatory impacts and lower portfolio sales compared to the previous year. Cost of risk remained at low levels (0.88%), having normalized in line with expectations.
•Other gains (losses) and provisions recorded a EUR 456 million loss in 2024 (compared to a EUR 82 million gain in 2023), mainly due to the provision for potential complaints related to motor finance dealer commissions in the UK.

Openbank Europe. Underlying income statement
EUR million and % change
			/	2023
	2024	2023	%	% excl. FX

Revenue	5,644	5,481	+3	+3
Total costs	(2,848)	(2,751)	+4	+3
Net operating income	2,796	2,730	+2	+2
LLPs	(1,209)	(792)	+53	+52
PBT	1,131	2,019	(44)	(44)
Detailed financial information in 4.5.3 'Appendix'.

Openbank US	Profit before tax
	EUR 551	mn
Business performance
Gross loans and advances to customers, excluding reverse repos and in constant euros, declined 4% year-on-year, in line with our focus on capital optimization and efficient allocation and value creation. The leasing portfolio fell 15% in constant euros, impacted by the wind down of business through our relationship with Stellantis and reduced EV new business volumes.
Customer deposits, excluding repos and in constant euros, rose 2% year-on-year, supported by the launch of our digital bank in Q4 2024. Mutual funds recorded double-digit growth in constant euros, contributing to a 3% increase in customer funds in constant euros.
Results
Profit before tax was 5% higher year-on-year, reaching EUR 551 million. In constant euros, it also grew 5%, as follows:
•Total income decreased slightly, as weaker other income, mainly due to lower leasing results (lower volumes, reduced residual values and pass-on of EV fiscal benefits to pricing) was partially offset by solid net interest income and double-digit growth in net fee income (auto servicing fees).
•Total costs improved 3%, even with investments related to the launch of our digital bank, supported by savings from our transformation initiatives.
•Net loan-loss provisions decreased 1%, on the back of lower provisions in our auto portfolio. Cost of risk stood at 4.44%.
•The other gains (losses) and provisions line posted a loss of EUR 55 million compared to a EUR 46 million loss in 2023.

Openbank US. Underlying income statement
EUR million and % change
			/	2023
	2024	2023	%	% excl. FX

Revenue	5,297	5,367	(1)	(1)
Total costs	(2,225)	(2,305)	(3)	(3)
Net operating income	3,072	3,062	0	0
LLPs	(2,466)	(2,490)	(1)	(1)
PBT	551	525	+5	+5
Detailed financial information in 4.5.3 'Appendix'.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Corporate & Investment Banking	Underlying attributable profit	EUR 2,639 mn
Business performance
Gross loans and advances to customers, excluding reverse repos and in constant euros, remained flat year-on-year, as higher activity in Global Markets was offset by lower volumes in Global Transaction Banking and in Global Banking. Customer deposits, excluding repos and in constant euros, fell 10% year-on-year, in line with our strategy to reduce excess corporate deposits.
In Global Transaction Banking (GTB) strong activity in Export Finance and Trade & Working Capital Solutions more than compensated weaker activity in Cash Management, impacted by lower interest rates:
•Export Finance maintained a strong market position driven by our coordinator and underwriter roles in some of the most important transactions.
•Trade & Working Capital Solutions continued to increase collaboration with Financial Sponsors, Leveraged Finance and M&A teams and we outperformed the market backed by our leading innovative solutions.
Global Banking (GB) performed well on the back of growth in Corporate Finance and Global Debt Financing (GDF).
•In Corporate finance, we gained market share in a complex environment, with leading advisory and capital raising roles across our focused industry sectors and higher activity levels in Europe and the US, as a result of our upgraded capabilities and the expansion of our US franchise.
•GDF had the best-ever year in terms of DCM activity and wallet share growth. Structured Finance increased significantly at the end of the year driven by Energy advisory mandates and Fund Finance. Securitized Products in Europe had the most active year in over a decade, being the leading bookrunner in primary cash issuances and as synthetic securitization arranger with fund investments, with increasing activity in Latin America.
Global Markets (GM) saw good activity levels throughout the year in Europe, Asia and the US, while Latin America recovered in the second half of the year. Our investments led to increased client activity, highlighting institutional flows, while our US BBO initiative continued to gain momentum, with most key products implemented and volumes ramping up. There was strong activity in Rates, Securitized Products and Cash Equities.
Results
Underlying attributable profit in 2024 was EUR 2,639 million, up 13% year-on-year. In constant euros, profit grew 17%, as follows:
•Total income rose 14% year-on-year, backed by double-digit growth in net interest income and net fee income. Net interest income grew 16%, boosted by GM. Net fee income increased 22%, driven particularly by GB on the back of the US BBO initiative. Gains on financial transactions decreased 7%, worsening in all business lines except in GTB.

By country, there was double-digit revenue growth in Spain, the US, Mexico and Argentina.
By business, total income rose 24% in GM, on the back of strong activity across European and North American units, mainly with institutional clients. In GB it grew 18% (CF in Europe and the US and GDF across markets). In GTB, total income grew 4% supported by good performance in Export Finance and Trade & Working Capital Solutions.

CIB. Total income by business
Both EUR million and % change in constant euros
Note: total income includes revenue from other activities which are less material (EUR 174 million in 2023 and EUR 161 million in 2024).

•Total costs increased 18% mainly driven by our investments in new products and capabilities to support growth and the increase in the 'other operating costs' line. As a result, net operating income increased 11% and the efficiency ratio was 49.7%.
•Net loan-loss provisions have a limited impact on results due to the nature of CIB business. They increased year-on-year, though the cost of risk remained low at just 0.08%.
•Other gains (losses) and provisions recorded a EUR 19 million loss compared to a EUR 9 million loss in 2023.
Underlying RoTE (post-AT1) was 16.3%.

CIB. Underlying income statement
EUR million and % change
			/	2023
	2024	2023	%	% excl. FX

Revenue	7,897	7,100	+11	+14
Total costs	(3,922)	(3,381)	+16	+18
Net operating income	3,975	3,719	+7	+11
LLPs	(141)	(132)	+7	+10
PBT	3,815	3,578	+7	+11
Underlying attr. profit	2,639	2,328	+13	+17
Detailed financial information in 4.5.3 'Appendix'.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Wealth Management & Insurance	Underlying attributable profit	EUR 1,584 mn

Business performance
Total assets under management (AuMs) reached EUR 484 billion, +12% year-on-year in constant euros, driven by excellent commercial activity and positive market performance. By business and in constant euros, volumes performed as follows:
•In Private Banking (PB), customer assets and liabilities reached EUR 318 billion, growing 11% year-on-year especially funds and investments.
We offer our customers the benefits of our scale and international presence which is reflected in 14% growth year-on-year in total clients to 283 thousand.
•In Insurance & Asset Management Solutions: total SAM AuMs increased year-on-year on the back of the record commercial activity across countries. Insurance gross written premiums reached EUR 10.8 billion in 2024, -14% year-on-year, impacted particularly by lower activity in savings business.

Wealth. 2024 business performance
EUR billion and % change in constant euros. December 2024

/ 2023
+12%
+15%
+10%
+4%
+6%
-14%
Note: total products marketed, advised, under custody and/or managed.

Results
Underlying attributable profit was EUR 1,584 million, up 17% compared to 2023. In constant euros, it was 18% higher, by line:
•Total income increased 18% year-on-year, supported by solid growth in net fee income and net interest income.
Net interest income increased 7% in a favourable macro environment driven by solid margin management and strong commercial activity in Private Banking.

Net fee income rose 21% year-on-year, with growth across businesses, boosted especially by higher volumes on the back of positive commercial activity and favourable market performance.
Other income improved year-on-year, mainly due to higher activity in PB, as well as to our insurance joint ventures and our investment platform units, both of them under the Insurance & Asset Management Solutions business line.
Including the fees ceded to our commercial network, total revenue reached EUR 5,913 million, up 16%, on the back of higher customer activity in PB as well as higher volumes and good performance of our asset management business.
•Total costs were 12% higher year-on-year, reflecting our investments made to strengthen PB teams and develop new capabilities to address the increase in commercial activity.
•Net loan-loss provisions recorded a EUR 42 million loss compared to net releases of EUR 19 million in 2023.
•The other gains (losses) and provisions recorded an EUR 8 million loss compared to a EUR 1 million loss in 2023.
When considering ceded fees along with our PAT, the total contribution to Group profit (PAT+Fees) reached EUR 3,127 million, up 16% year-on-year.
Underlying RoTE (post-AT1) in 2024 was 68.2%.

Wealth. Underlying income statement
EUR million and % change
			/	2023
	2024	2023	%	% excl. FX

Revenue	3,587	3,082	+16	+18
Total costs	(1,403)	(1,266)	+11	+12
Net operating income	2,183	1,816	+20	+22
LLPs	(42)	19	—	—
PBT	2,134	1,834	+16	+18
Underlying attr. profit	1,584	1,360	+17	+18
Detailed financial information in 4.5.3 'Appendix'.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Payment Solutions	Underlying attributable profit	-EUR 299 mn
Business performance
In 2024, activity increased as the total number of transactions in Getnet reached 9.8 billion, 5% higher year-on-year, and total payments volume (TPV) was EUR 222 billion, 13% more than in 2023 in constant euros.
In our A2A payments platform, the number of transactions processed in 2024 increased strongly, reaching 1.2 billion compared to 303 million in 2023.
Payments' loan and deposit portfolios are not material, making up just 0.1% of the Group's total portfolio.

Getnet. TPV
EUR billion and % change in constant euros

+13%

Results
In 2024, Payments recorded an underlying attributable loss of EUR 299 million in 2024. If we exclude the charges after discontinuing our merchant platform in Germany and Superdigital in Latin America in Q2 2024, the underlying attributable loss is EUR 56 million, compared to a EUR 77 million loss in 2023. In constant euros:
•Total income rose 14% year-on-year, driven by the increase in both NII and net fee income.
•Total costs grew 11% year-on-year, reflecting continued investment in global payments platforms.
•Net loan-loss provisions have a limited impact on results due to the nature of Payments business. They improved 31% year-on-year.
•Other gains (losses) and provisions recorded a loss of EUR 247 million, impacted by the aforementioned charges related to the discontinuation of our platforms (EUR 243 mn).
EBITDA margin was 27.5%, 2.7 pp higher than in 2023.

Payment Solutions. Underlying income statement
EUR million and % change
			/	2023
	2024	2023	%	% excl. FX

Revenue	1,240	1,134	+9	+14
Total costs	(1,209)	(1,111)	+9	+11
Net operating income	31	23	+37	0
LLPs	(16)	(24)	(32)	(31)
PBT	(233)	(17)	0	+514
Underlying attr. profit	(299)	(77)	+291	+231
Detailed financial information in 4.5.3 'Appendix'.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Corporate Centre	Underlying attributable profit	-EUR 1,154 mn
Results
The underlying attributable loss in 2024 was EUR 1,154 million, a 16% greater loss than in 2023 (loss of EUR 998 million), with the following breakdown by line item:
•Net interest income worsened by EUR 268 million, as increased liquidity buffer remuneration was offset by greater interest expense related to higher volumes of TLAC/MREL.
•Losses on financial transactions worsened by EUR 106 million, due to the impact from foreign currency hedges and risk transfer initiatives.

•Total costs increased 18% year-on-year, driven by higher expenses in the 'other operating costs' line, partially offset by savings from ongoing simplification measures.
•Net loan-loss provisions recorded a EUR 3 million net release in 2024, after having registered a net release of EUR 2 million in 2023.
•The net negative impact of other gains (losses) and provisions, increased from a EUR 62 million loss in 2023 to a EUR 99 million loss in 2024.

Corporate Centre. Underlying income statement
EUR million
	2024	2023	%
Net interest income	(308)	(41)	660.3
Net fee income	(11)	(13)	(20.6)
Gains (losses) on financial transactions A	(408)	(302)	35.2
Other operating income	47	(86)	—
Total income	(680)	(442)	53.9
Total costs	(540)	(460)	17.5
Net operating income	(1,220)	(901)	35.4
Net loan-loss provisions	3	2	25.6
Other gains (losses) and provisions	(99)	(62)	60.0
Profit before tax	(1,317)	(961)	37.0
Tax on profit	162	(36)	—
Profit from continuing operations	(1,155)	(998)	15.7
Net profit from discontinued operations	—	—	—
Consolidated profit	(1,155)	(998)	15.7
Non-controlling interests	1	0	—
Underlying profit attributable to the parent	(1,154)	(998)	15.7

Corporate Centre. Balance sheet and operating means
EUR million
	Dec-24	Dec-23%
Loans and advances to customers	6,911	6,531	5.8
Cash, central banks and credit institutions	110,984	126,919	(12.6)
Debt instruments	10,922	7,727	41.4
Other financial assets	1,444	807	78.9
Other asset accounts	175,693	170,193	3.2
Total assets	305,954	312,177	(2.0)
Customer deposits	1,430	1,508	(5.2)
Central banks and credit institutions	26,103	51,332	(49.1)
Marketable debt securities	121,122	110,144	10.0
Other financial liabilities	48	326	(85.4)
Other liabilities accounts	64,321	57,961	11.0
Total liabilities	213,024	221,271	(3.7)
Total equity	92,930	90,906	2.2

Memorandum items:
Gross loans and advances to customers B	6,997	6,608	5.9
Customer funds	1,299	1,507	(13.8)
Customer deposits C	1,299	1,508	(13.8)
Mutual funds	—	—	—

Operating means
Number of employees	1,825	—	—

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

4.5.3 Appendix
Primary segments

RETAIL & COMMERCIAL BANKING
EUR million
Underlying income statement	2024	2023	%	% excl. FX
Net interest income	27,854	25,586	8.9	11.5
Net fee income	6,022	6,077	(0.9)	3.0
Gains (losses) on financial transactions ᴬ	805	837	(3.9)	(2.7)
Other operating income	(1,617)	(1,707)	(5.3)	(4.7)
Total income	33,064	30,792	7.4	10.4
Total costs	(14,704)	(14,757)	(0.4)	2.2
Net operating income	18,359	16,036	14.5	17.9
Net loan-loss provisions	(7,064)	(7,542)	(6.3)	(1.8)
Other gains (losses) and provisions	(545)	(298)	82.8	85.5
Profit before tax	10,750	8,195	31.2	33.0
Tax on profit	(3,132)	(2,076)	50.9	51.4
Profit from continuing operations	7,619	6,120	24.5	26.7
Net profit from discontinued operations	—	—	—	—
Consolidated profit	7,619	6,120	24.5	26.7
Non-controlling interests	(273)	(232)	17.7	29.2
Underlying profit attributable to the parent	7,345	5,887	24.8	26.6

Business volumes
Gross loans and advances to customers ᴮ	600,230	611,882	(1.9)	(0.6)
Customer funds	706,505	688,569	2.6	4.2
Customer deposits C	607,094	600,871	1.0	2.0
Mutual funds	99,411	87,698	13.4	20.7
Risk-weighted assets	285,525	289,187	(1.3)

Ratios (%), operating means and customers
RoTE (post-AT1)	17.6	14.5	3.1
Efficiency ratio	44.5	47.9	(3.4)
NPL ratio	3.21	3.21	0.00
NPL coverage ratio	63	65	(3)
Number of employees	135,901	—	—
Number of total customers (thousands)	141,179	132,961	6.2
Number of active customers (thousands)	74,465	70,682	5.4

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Retail Spain
EUR million
Underlying income statement	2024	2023	%
Net interest income	5,930	5,160	14.9
Net fee income	1,199	1,219	(1.7)
Total income	6,915	6,012	15.0
Total costs	(2,606)	(3,048)	(14.5)
Net operating income	4,309	2,964	45.3
Net loan-loss provisions	(1,121)	(1,464)	(23.4)
Profit before tax	2,824	1,400	101.7

Business volumes
Gross loans and advances to customers ᴬ	156,118	161,512	(3.3)
Customer funds	266,230	251,301	5.9
Customer deposits ᴮ	222,089	212,952	4.3
Mutual funds	44,141	38,349	15.1

A. Excluding reverse repos.
B. Excluding repos.

Retail UK
EUR million
Underlying income statement	2024	2023	%	% excl. FX
Net interest income	4,760	4,973	(4.3)	(6.8)
Net fee income	233	302	(22.9)	(25.0)
Total income	4,766	5,140	(7.3)	(9.8)
Total costs	(2,965)	(2,858)	3.7	1.0
Net operating income	1,801	2,283	(21.1)	(23.2)
Net loan-loss provisions	(64)	(247)	(74.2)	(74.9)
Profit before tax	1,633	1,960	(16.7)	(18.9)

Business volumes
Gross loans and advances to customers ᴬ	233,033	231,856	0.5	(3.9)
Customer funds	217,765	219,820	(0.9)	(5.3)
Customer deposits ᴮ	211,720	213,965	(1.0)	(5.4)
Mutual funds	6,045	5,855	3.3	(1.3)

A. Excluding reverse repos.
B. Excluding repos.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Retail Mexico
EUR million
Underlying income statement	2024	2023	%	% excl. FX
Net interest income	3,974	3,848	3.3	6.3
Net fee income	910	961	(5.4)	(2.6)
Total income	4,861	4,670	4.1	7.2
Total costs	(2,114)	(2,114)	0.0	3.0
Net operating income	2,746	2,556	7.4	10.6
Net loan-loss provisions	(1,222)	(1,117)	9.4	12.6
Profit before tax	1,524	1,439	5.9	9.1

Business volumes
Gross loans and advances to customers ᴬ	35,721	38,724	(7.8)	6.4
Customer funds	48,220	50,315	(4.2)	10.5
Customer deposits ᴮ	35,245	39,761	(11.4)	2.2
Mutual funds	12,975	10,554	22.9	41.8

A. Excluding reverse repos.
B. Excluding repos.

Retail Brazil
EUR million
Underlying income statement	2024	2023	%	% excl. FX
Net interest income	7,811	7,278	7.3	15.5
Net fee income	2,327	2,338	(0.5)	7.1
Total income	9,992	9,454	5.7	13.8
Total costs	(4,159)	(4,278)	(2.8)	4.7
Net operating income	5,833	5,176	12.7	21.3
Net loan-loss provisions	(3,857)	(3,970)	(2.8)	4.6
Profit before tax	1,975	1,144	72.6	85.8

Business volumes
Gross loans and advances to customers ᴬ	66,406	74,526	(10.9)	6.8
Customer funds	72,993	81,119	(10.0)	7.8
Customer deposits ᴮ	53,865	58,753	(8.3)	9.8
Mutual funds	19,128	22,366	(14.5)	2.5

A. Excluding reverse repos.
B. Excluding repos.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

OPENBANK
EUR million
Underlying income statement	2024	2023	%	% excl. FX
Net interest income	10,777	10,221	5.4	6.1
Net fee income	1,508	1,229	22.7	23.8
Gains (losses) on financial transactions ᴬ	(4)	116	—	—
Other operating income	596	709	(15.9)	(16.2)
Total income	12,877	12,274	4.9	5.6
Total costs	(5,576)	(5,526)	0.9	1.3
Net operating income	7,302	6,748	8.2	9.1
Net loan-loss provisions	(4,562)	(4,106)	11.1	12.4
Other gains (losses) and provisions	(512)	35	0.0	0.0
Profit before tax	2,228	2,677	(16.8)	(16.5)
Tax on profit	(294)	(426)	(31.0)	(30.9)
Profit from continuing operations	1,934	2,251	(14.1)	(13.8)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,934	2,251	(14.1)	(13.8)
Non-controlling interests	(275)	(350)	(21.4)	(21.2)
Underlying profit attributable to the parent	1,659	1,901	(12.7)	(12.5)

Business volumes
Gross loans and advances to customers ᴮ	215,164	206,649	4.1	3.6
Customer funds	137,122	120,996	13.3	10.8
Customer deposits C	128,933	114,334	12.8	10.3
Mutual funds	8,189	6,662	22.9	19.4
Risk-weighted assets	151,102	154,396	(2.1)

Ratios (%), operating means and customers
RoTE (post-AT1)	8.8	10.6	(1.9)
Efficiency ratio	43.3	45.0	(1.7)
NPL ratio	5.07	4.75	0.33
NPL coverage ratio	74	77	(3)
Number of employees	29,903	—	—
Number of total customers (thousands)	25,041	25,413	(1.5)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Openbank Europe
EUR million
Underlying income statement	2024	2023	%	% excl. FX
Net interest income	4,361	4,193	4.0	3.8
Net fee income	902	796	13.4	13.1
Total income	5,644	5,481	3.0	2.7
Total costs	(2,848)	(2,751)	3.5	3.2
Net operating income	2,796	2,730	2.4	2.2
Net loan-loss provisions	(1,209)	(792)	52.6	51.9
Profit before tax	1,131	2,019	(44.0)	(44.1)

Business volumes
Gross loans and advances to customers ᴬ	139,927	135,202	3.5	3.6
Customer funds	85,876	72,963	17.7	18.2
Customer deposits ᴮ	81,376	69,334	17.4	17.9
Mutual funds	4,500	3,629	24.0	24.0

A. Excluding reverse repos.
B. Excluding repos.

Openbank US
EUR million
Underlying income statement	2024	2023	%	% excl. FX
Net interest income	4,651	4,599	1.1	1.2
Net fee income	303	237	28.1	28.2
Total income	5,297	5,367	(1.3)	(1.2)
Total costs	(2,225)	(2,305)	(3.5)	(3.4)
Net operating income	3,072	3,062	0.3	0.4
Net loan-loss provisions	(2,466)	(2,490)	(1.0)	(0.9)
Profit before tax	551	525	4.9	5.0

Business volumes
Gross loans and advances to customers ᴬ	56,266	55,013	2.3	(3.9)
Customer funds	51,230	46,895	9.2	2.7
Customer deposits ᴮ	47,541	43,862	8.4	1.9
Mutual funds	3,689	3,033	21.6	14.3

A. Excluding reverse repos.
B. Excluding repos.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

CORPORATE & INVESTMENT BANKING
EUR million
Underlying income statement	2024	2023	%	% excl. FX
Net interest income	3,779	3,361	12.4	16.0
Net fee income	2,415	2,013	20.0	22.3
Gains (losses) on financial transactions ᴬ	1,568	1,748	(10.3)	(7.0)
Other operating income	136	(22)	—	—
Total income	7,897	7,100	11.2	14.5
Total costs	(3,922)	(3,381)	16.0	17.8
Net operating income	3,975	3,719	6.9	11.3
Net loan-loss provisions	(141)	(132)	6.8	10.3
Other gains (losses) and provisions	(19)	(9)	113.9	116.2
Profit before tax	3,815	3,578	6.6	11.1
Tax on profit	(1,023)	(1,086)	(5.8)	(1.3)
Profit from continuing operations	2,792	2,491	12.1	16.5
Net profit from discontinued operations	—	—	—	—
Consolidated profit	2,792	2,491	12.1	16.5
Non-controlling interests	(153)	(163)	(5.9)	3.7
Underlying profit attributable to the parent	2,639	2,328	13.3	17.3

Business volumes
Gross loans and advances to customers ᴮ	130,840	132,308	(1.1)	(0.2)
Customer funds	147,492	166,721	(11.5)	(8.3)
Customer deposits C	133,433	152,156	(12.3)	(10.0)
Mutual funds	14,059	14,565	(3.5)	12.5
Risk-weighted assets	117,010	109,397	7.0

Ratios (%) and operating means
RoTE (post-AT1)	16.3	15.9	0.4
Efficiency ratio	49.7	47.6	2.0
NPL ratio	0.86	1.43	(0.56)
NPL coverage ratio	39	39	0
Number of employees	12,652	—	—

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

WEALTH MANAGEMENT & INSURANCE
EUR million
Underlying income statement	2024	2023	%	% excl. FX
Net interest income	1,591	1,499	6.1	7.1
Net fee income	1,442	1,209	19.3	20.9
Gains (losses) on financial transactions ᴬ	256	178	44.0	45.7
Other operating income	298	197	51.0	63.5
Total income	3,587	3,082	16.4	18.2
Total costs	(1,403)	(1,266)	10.8	12.2
Net operating income	2,183	1,816	20.2	22.3
Net loan-loss provisions	(42)	19	—	—
Other gains (losses) and provisions	(8)	(1)	548.9	577.6
Profit before tax	2,134	1,834	16.3	18.4
Tax on profit	(509)	(429)	18.7	20.2
Profit from continuing operations	1,624	1,405	15.6	17.8
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,624	1,405	15.6	17.8
Non-controlling interests	(40)	(45)	(11.4)	(3.1)
Underlying profit attributable to the parent	1,584	1,360	16.5	18.5

Business volumes
Gross loans and advances to customers ᴮ	24,643	22,550	9.3	8.3
Customer funds	161,304	148,292	8.8	11.2
Customer deposits C	55,736	53,599	4.0	3.6
Mutual funds	105,568	94,693	11.5	15.7
Risk-weighted assets	11,709	18,066	(35.2)
Assets under management	483,695	448,297	7.9	12.3
Gross written premiums	10,752	12,937	(16.9)	(13.7)

Ratios (%), operating means and customers
RoTE (post-AT1)	68.2	61.8	6.4
Efficiency ratio	39.1	41.1	(2.0)
NPL ratio	0.98	1.39	(0.41)
NPL coverage ratio	68	29	38
Number of employees	7,425	—	—
Number of Private Banking customers (thousands)	283	247	14.4

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

PAYMENT SOLUTIONS
EUR million
Underlying income statement	2024	2023	%	% excl. FX
Net interest income	132	92	42.6	50.2
Net fee income	958	954	0.5	5.2
Gains (losses) on financial transactions ᴬ	0	(10)	(97.5)	(97.4)
Other operating income	150	97	54.2	56.1
Total income	1,240	1,134	9.3	14.2
Total costs	(1,209)	(1,111)	8.8	11.5
Net operating income	31	23	36.7	—
Net loan-loss provisions	(16)	(24)	(32.5)	(30.9)
Other gains (losses) and provisions	(247)	(15)	—	—
Profit before tax	(233)	(17)	—	514.3
Tax on profit	(57)	(59)	(3.0)	10.2
Profit from continuing operations	(290)	(75)	285.5	223.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	(290)	(75)	285.5	223.9
Non-controlling interests	(9)	(1)	571.7	—
Underlying profit attributable to the parent	(299)	(77)	290.7	231.4

Business volumes
Gross loans and advances to customers ᴮ	1,087	1,194	(8.9)	5.5
Customer funds	1,038	1,418	(26.8)	(26.8)
Customer deposits C	1,038	1,418	(26.8)	(26.8)
Mutual funds	—	—	—	—
Risk-weighted assets	4,898	5,428	(9.8)

Ratios (%) and operating means
EBITDA margin	27.5	24.8	2.7
Efficiency ratio	97.5	98.0	(0.5)
Number of employees	8,382	—	—

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Secondary segments

EUR million
	Spain			UK
Underlying income statement	2024	2023	%	2024	2023	%	% excl. FX
Net interest income	7,256	6,641	9.3	4,950	5,152	(3.9)	(6.5)
Net fee income	2,867	2,699	6.2	283	338	(16.2)	(18.4)
Gains (losses) on financial transactions A	1,100	688	59.9	(18)	29	—	—
Other operating income	358	(190)	—	(203)	(162)	25.7	22.4
Total income	11,580	9,837	17.7	5,011	5,358	(6.5)	(9.0)
Total costs	(4,509)	(4,815)	(6.4)	(3,050)	(2,928)	4.2	1.4
Net operating income	7,071	5,022	40.8	1,962	2,430	(19.3)	(21.4)
Net loan-loss provisions	(1,259)	(1,522)	(17.3)	(64)	(247)	(74.2)	(74.9)
Other gains (losses) and provisions	(372)	(100)	270.3	(104)	(75)	38.2	34.5
Profit before tax	5,440	3,399	60.1	1,794	2,107	(14.9)	(17.1)
Tax on profit	(1,678)	(1,029)	63.1	(488)	(563)	(13.3)	(15.6)
Profit from continuing operations	3,763	2,371	58.7	1,306	1,545	(15.4)	(17.7)
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	3,763	2,371	58.7	1,306	1,545	(15.4)	(17.7)
Non-controlling interests	0	0	106.8	—	—	—	—
Underlying profit attributable to the parent	3,762	2,371	58.7	1,306	1,545	(15.4)	(17.7)

Balance sheet
Loans and advances to customers	246,897	239,214	3.2	246,453	245,743	0.3	(4.1)
Cash, central banks and credit institutions	97,838	113,091	(13.5)	54,787	62,387	(12.2)	(16.1)
Debt instruments	94,519	70,072	34.9	15,120	10,234	47.7	41.2
Other financial assets	48,132	40,926	17.6	390	289	35.0	29.1
Other asset accounts	22,341	22,497	(0.7)	3,382	4,363	(22.5)	(25.9)
Total assets	509,726	485,799	4.9	320,132	323,016	(0.9)	(5.3)
Customer deposits	323,425	324,099	(0.2)	230,408	233,453	(1.3)	(5.7)
Central banks and credit institutions	57,218	44,802	27.7	25,665	28,202	(9.0)	(13.0)
Marketable debt securities	27,385	28,486	(3.9)	47,933	43,850	9.3	4.5
Other financial liabilities	59,976	46,532	28.9	2,500	3,434	(27.2)	(30.4)
Other liabilities accounts	21,163	22,264	(4.9)	1,733	1,704	1.7	(2.8)
Total liabilities	489,168	466,184	4.9	308,239	310,642	(0.8)	(5.2)
Total equity	20,558	19,615	4.8	11,893	12,373	(3.9)	(8.1)

Memorandum items:
Gross loans and advances to customers B	225,759	229,803	(1.8)	236,496	235,111	0.6	(3.9)
Customer funds	399,999	386,810	3.4	230,479	231,667	(0.5)	(4.9)
Customer deposits C	306,389	308,745	(0.8)	222,835	224,396	(0.7)	(5.1)
Mutual funds	93,609	78,065	19.9	7,643	7,272	5.1	0.5

Ratios (%), operating means and customers
RoTE (post-AT1)	18.3	11.8	6.4	10.6	12.5	(2.0)
Efficiency ratio	38.9	48.9	(10.0)	60.9	54.6	6.2
NPL ratio	2.66	3.04	(0.38)	1.33	1.42	(0.09)
NPL coverage ratio	53	49	4	29	30	(1)
Number of branches	1,827	1,874	(2.5)	444	444	—
Number of total customers (thousands)	15,307	15,023	1.9	22,541	22,481	0.3
Number of active customers (thousands)	8,842	8,367	5.7	13,646	13,864	(1.6)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

EUR million
	Portugal			Openbank Europe
Underlying income statement	2024	2023	%	2024	2023	%	% excl. FX
Net interest income	1,548	1,465	5.7	4,361	4,193	4.0	3.8
Net fee income	467	464	0.8	902	796	13.4	13.1
Gains (losses) on financial transactions A	45	33	35.3	(24)	117	—	—
Other operating income	5	(17)	—	405	375	8.0	7.2
Total income	2,065	1,944	6.2	5,644	5,481	3.0	2.7
Total costs	(574)	(567)	1.2	(2,848)	(2,751)	3.5	3.2
Net operating income	1,492	1,378	8.3	2,796	2,730	2.4	2.2
Net loan-loss provisions	(11)	(77)	(85.7)	(1,209)	(792)	52.6	51.9
Other gains (losses) and provisions	—	14	(100.0)	(456)	82	—	—
Profit before tax	1,481	1,314	12.7	1,131	2,019	(44.0)	(44.1)
Tax on profit	(478)	(416)	14.9	(255)	(493)	(48.2)	(48.3)
Profit from continuing operations	1,003	898	11.6	876	1,526	(42.6)	(42.7)
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	1,003	898	11.6	876	1,526	(42.6)	(42.7)
Non-controlling interests	(2)	(2)	4.6	(234)	(327)	(28.7)	(28.8)
Underlying profit attributable to the parent	1,001	896	11.7	642	1,199	(46.5)	(46.5)

Balance sheet
Loans and advances to customers	38,410	36,864	4.2	137,038	132,692	3.3	3.4
Cash, central banks and credit institutions	3,873	8,084	(52.1)	19,185	18,636	2.9	3.1
Debt instruments	15,010	10,991	36.6	6,310	5,387	17.1	17.8
Other financial assets	1,129	1,078	4.7	128	135	(5.3)	(5.4)
Other asset accounts	1,109	1,279	(13.3)	11,115	9,945	11.8	11.3
Total assets	59,530	58,297	2.1	173,775	166,796	4.2	4.3
Customer deposits	38,304	36,366	5.3	81,376	69,334	17.4	17.9
Central banks and credit institutions	8,813	9,237	(4.6)	28,120	31,965	(12.0)	(12.9)
Marketable debt securities	4,973	4,813	3.3	43,137	44,605	(3.3)	(3.1)
Other financial liabilities	339	319	6.3	1,918	2,218	(13.5)	(13.7)
Other liabilities accounts	3,056	3,725	(18.0)	5,714	5,233	9.2	9.5
Total liabilities	55,485	54,460	1.9	160,264	153,355	4.5	4.6
Total equity	4,046	3,837	5.4	13,512	13,441	0.5	0.8

Memorandum items:
Gross loans and advances to customers B	39,143	37,658	3.9	139,927	135,202	3.5	3.6
Customer funds	43,186	40,618	6.3	85,876	72,963	17.7	18.2
Customer deposits C	38,304	36,366	5.3	81,376	69,334	17.4	17.9
Mutual funds	4,882	4,252	14.8	4,500	3,629	24.0	24.0

Ratios (%), operating means and customers
RoTE (post-AT1)	25.0	25.6	(0.6)	5.5	11.6	(6.1)
Efficiency ratio	27.8	29.1	(1.4)	50.5	50.2	0.3
NPL ratio	2.27	2.41	(0.14)	2.50	2.12	0.37
NPL coverage ratio	78	83	(5)	83	88	(5)
Number of branches	374	376	(0.5)	326	342	(4.7)
Number of total customers (thousands)	2,989	2,908	2.8	19,550	20,193	(3.2)
Number of active customers (thousands)	1,905	1,838	3.6

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

EUR million
	US				Mexico
Underlying income statement	2024	2023	%	% excl. FX	2024	2023	%	% excl. FX
Net interest income	5,693	5,742	(0.9)	(0.8)	4,631	4,408	5.0	8.1
Net fee income	1,152	766	50.3	50.4	1,385	1,374	0.8	3.8
Gains (losses) on financial transactions A	371	294	25.8	25.9	396	211	88.0	93.5
Other operating income	365	406	(10.1)	(10.1)	(133)	(94)	41.7	45.9
Total income	7,580	7,209	5.1	5.2	6,278	5,899	6.4	9.6
Total costs	(3,965)	(3,707)	7.0	7.0	(2,727)	(2,645)	3.1	6.1
Net operating income	3,615	3,502	3.2	3.3	3,551	3,254	9.1	12.4
Net loan-loss provisions	(2,507)	(2,593)	(3.3)	(3.3)	(1,277)	(1,135)	12.5	15.8
Other gains (losses) and provisions	(55)	(46)	19.0	19.1	—	—	—	—
Profit before tax	1,053	863	22.0	22.1	2,274	2,119	7.3	10.5
Tax on profit	56	69	(19.1)	(19.1)	(598)	(541)	10.5	13.7
Profit from continuing operations	1,109	932	19.0	19.0	1,676	1,577	6.3	9.4
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	1,109	932	19.0	19.0	1,676	1,577	6.3	9.4
Non-controlling interests	—	—	—	—	(5)	(17)	(73.0)	(72.2)
Underlying profit attributable to the parent	1,109	932	19.0	19.0	1,671	1,560	7.2	10.3

Balance sheet
Loans and advances to customers	134,856	126,843	6.3	(0.1)	45,054	47,905	(6.0)	8.5
Cash, central banks and credit institutions	28,200	21,215	32.9	24.9	10,945	14,088	(22.3)	(10.4)
Debt instruments	27,042	22,686	19.2	12.0	30,092	27,624	8.9	25.6
Other financial assets	2,821	4,075	(30.8)	(34.9)	5,785	6,723	(14.0)	(0.8)
Other asset accounts	16,058	16,307	(1.5)	(7.4)	5,745	6,156	(6.7)	7.6
Total assets	208,978	191,126	9.3	2.8	97,621	102,496	(4.8)	9.8
Customer deposits	125,403	121,782	3.0	(3.2)	49,836	53,703	(7.2)	7.0
Central banks and credit institutions	26,794	17,411	53.9	44.7	17,260	17,047	1.3	16.8
Marketable debt securities	31,783	27,059	17.5	10.4	9,632	8,074	19.3	37.6
Other financial liabilities	5,223	7,276	(28.2)	(32.5)	9,640	11,189	(13.8)	(0.6)
Other liabilities accounts	3,683	3,119	18.1	11.0	3,115	3,579	(13.0)	0.3
Total liabilities	192,886	176,646	9.2	2.6	89,483	93,592	(4.4)	10.3
Total equity	16,091	14,480	11.1	4.5	8,138	8,904	(8.6)	5.4

Memorandum items:
Gross loans and advances to customers B	117,511	112,671	4.3	(2.0)	44,715	48,688	(8.2)	5.9
Customer funds	108,246	108,062	0.2	(5.8)	61,160	62,775	(2.6)	12.4
Customer deposits C	93,545	95,697	(2.2)	(8.1)	41,528	45,693	(9.1)	4.8
Mutual funds	14,702	12,364	18.9	11.8	19,632	17,082	14.9	32.5

Ratios (%), operating means and customers
RoTE (post-AT1)	6.9	5.6	1.3		19.6	17.4	2.2
Efficiency ratio	52.3	51.4	0.9		43.4	44.8	(1.4)
NPL ratio	4.68	4.57	0.11		2.71	2.82	(0.11)
NPL coverage ratio	64	68	(4)		100	100	0
Number of branches	405	415	(2.4)		1,356	1,369	(0.9)
Number of total customers (thousands)	4,474	4,510	(0.8)		21,289	20,517	3.8
Number of active customers (thousands)	4,308	4,223	2.0		10,871	10,263	5.9

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

EUR million
	Brazil				Chile
Underlying income statement	2024	2023	%	% excl. FX	2024	2023	%	% excl. FX
Net interest income	10,121	9,116	11.0	19.5	1,822	1,383	31.8	48.3
Net fee income	3,414	3,462	(1.4)	6.1	551	572	(3.7)	8.4
Gains (losses) on financial transactions A	(37)	483	—	—	238	320	(25.7)	(16.3)
Other operating income	39	43	(10.3)	(3.4)	(18)	11	—	—
Total income	13,536	13,104	3.3	11.2	2,592	2,285	13.4	27.7
Total costs	(5,219)	(5,430)	(3.9)	3.4	(942)	(953)	(1.1)	11.3
Net operating income	8,318	7,674	8.4	16.7	1,650	1,332	23.8	39.4
Net loan-loss provisions	(4,487)	(4,701)	(4.5)	2.7	(497)	(365)	36.1	53.2
Other gains (losses) and provisions	0	(62)	(99.4)	(99.4)	(42)	(16)	169.3	203.2
Profit before tax	3,830	2,911	31.6	41.6	1,111	951	16.7	31.4
Tax on profit	(1,165)	(776)	50.1	61.6	(211)	(135)	56.1	75.7
Profit from continuing operations	2,665	2,135	24.8	34.4	899	816	10.2	24.1
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	2,665	2,135	24.8	34.4	899	816	10.2	24.1
Non-controlling interests	(243)	(215)	13.2	21.9	(271)	(234)	15.5	30.0
Underlying profit attributable to the parent	2,422	1,921	26.1	35.8	629	582	8.1	21.7

Balance sheet
Loans and advances to customers	88,620	96,399	(8.1)	10.1	40,332	42,616	(5.4)	1.2
Cash, central banks and credit institutions	46,745	53,618	(12.8)	4.4	5,759	6,373	(9.6)	(3.3)
Debt instruments	45,670	47,325	(3.5)	15.6	7,993	13,273	(39.8)	(35.6)
Other financial assets	10,632	8,161	30.3	56.1	13,554	12,159	11.5	19.3
Other asset accounts	13,844	14,590	(5.1)	13.7	2,796	2,746	1.8	8.9
Total assets	205,510	220,093	(6.6)	11.9	70,434	77,167	(8.7)	(2.4)
Customer deposits	93,994	110,162	(14.7)	2.2	30,181	29,578	2.0	9.2
Central banks and credit institutions	30,878	28,333	9.0	30.6	8,133	14,808	(45.1)	(41.2)
Marketable debt securities	25,351	27,976	(9.4)	8.6	10,403	10,775	(3.5)	3.3
Other financial liabilities	34,215	28,625	19.5	43.2	14,323	12,624	13.5	21.4
Other liabilities accounts	5,582	7,938	(29.7)	(15.7)	1,942	3,733	(48.0)	(44.3)
Total liabilities	190,020	203,035	(6.4)	12.1	64,983	71,518	(9.1)	(2.8)
Total equity	15,490	17,058	(9.2)	8.8	5,451	5,648	(3.5)	3.2

Memorandum items:
Gross loans and advances to customers B	93,785	102,583	(8.6)	9.5	41,405	43,823	(5.5)	1.1
Customer funds	129,881	145,044	(10.5)	7.3	43,383	40,098	8.2	15.7
Customer deposits C	81,378	90,297	(9.9)	8.0	30,060	29,337	2.5	9.6
Mutual funds	48,503	54,747	(11.4)	6.1	13,324	10,761	23.8	32.5

Ratios (%), operating means and customers
RoTE (post-AT1)	16.8	13.1	3.6		16.3	14.2	2.1
Efficiency ratio	38.6	41.4	(2.9)		36.4	41.7	(5.4)
NPL ratio	6.10	6.25	(0.15)		5.37	5.01	0.36
NPL coverage ratio	79	83	(4)		50	53	(3)
Number of branches	2,202	2,580	(14.7)		237	248	(4.4)
Number of total customers (thousands)	69,455	62,804	10.6		4,311	4,052	6.4
Number of active customers (thousands)	33,123	30,460	8.7		2,556	2,399	6.6

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

EUR million
	Argentina			Rest of the Group
Underlying income statement	2024	2023	%	2024	2023	%	% excl. FX
Net interest income	2,919	1,879	55.3	832	780	6.7	8.4
Net fee income	602	396	52.2	722	615	17.5	17.9
Gains (losses) on financial transactions A	229	341	(32.8)	326	353	(7.6)	(8.1)
Other operating income	(1,263)	(1,071)	17.9	9	(26)	0.0	0.0
Total income	2,487	1,544	61.1	1,889	1,721	9.8	10.5
Total costs	(1,337)	(831)	60.9	(1,643)	(1,415)	16.1	16.4
Net operating income	1,150	713	61.2	246	306	(19.6)	(17.5)
Net loan-loss provisions	(284)	(150)	89.5	(230)	(203)	13.4	14.7
Other gains (losses) and provisions	(39)	(58)	(34.0)	(263)	(25)	938.7	942.3
Profit before tax	827	505	63.8	(248)	77	—	—
Tax on profit	(161)	(117)	38.0	(37)	(75)	(50.8)	(49.9)
Profit from continuing operations	666	388	71.6	(285)	2	—	—
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	666	388	71.6	(285)	2	—	—
Non-controlling interests	(1)	(2)	(43.9)	5	7	(30.3)	(22.8)
Underlying profit attributable to the parent	665	386	72.2	(280)	9	—	—

Balance sheet
Loans and advances to customers	7,684	3,767	104.0	24,905	24,892	0.1	(2.5)
Cash, central banks and credit institutions	4,901	4,548	7.8	8,178	5,911	38.4	99.2
Debt instruments	2,654	1,368	94.0	10,677	11,447	(6.7)	(6.6)
Other financial assets	23	11	112.9	3,041	2,116	43.7	58.0
Other asset accounts	978	776	26.1	2,930	3,671	(20.2)	(29.2)
Total assets	16,240	10,470	55.1	49,732	48,037	3.5	2.2
Customer deposits	11,293	6,478	74.3	19,955	16,207	23.1	32.3
Central banks and credit institutions	852	1,271	(33.0)	19,309	22,050	(12.4)	(15.5)
Marketable debt securities	158	148	6.4	898	703	27.7	32.0
Other financial liabilities	968	638	51.6	2,694	2,061	30.7	48.0
Other liabilities accounts	476	455	4.6	1,514	960	57.8	93.8
Total liabilities	13,746	8,990	52.9	44,371	41,981	5.7	6.3
Total equity	2,494	1,479	68.6	5,360	6,056	(11.5)	(36.9)

Memorandum items:
Gross loans and advances to customers B	7,938	3,878	104.7	25,285	25,164	0.5	(2.0)
Customer funds	17,047	10,288	65.7	34,204	27,670	23.6	27.8
Customer deposits C	11,293	6,478	74.3	19,527	16,034	21.8	30.8
Mutual funds	5,754	3,810	51.0	14,677	11,636	26.1	24.3

Ratios (%), operating means and customers
RoTE (post-AT1)	34.5	54.7	(20.2)
Efficiency ratio	53.8	53.8	—
NPL ratio	2.06	1.99	0.07
NPL coverage ratio	177	166	11
Number of branches D	409	322	27.0
Number of total customers (thousands)	5,117	4,771	7.2
Number of active customers (thousands)	3,674	3,562	3.1

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
D. In Argentina, we have included the CartaSur points of sale and the banking service points in 2024 figures.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

4.6 Alternative performance measures (APMs): 2025, 2024 and 2023
Profitability and efficiency ratios
The purpose of the profitability ratios is to measure the ratio of profit to equity, to tangible equity, to assets and to risk-weighted assets. The efficiency ratio measures the amount of costs needed to generate revenue.
The results related to activity in Poland affected by the Poland disposal are recorded in the 'non-recurring items' line within the underlying income statement. Profitability ratios are therefore also presented on an underlying basis. Additionally, the definition of efficiency has been adjusted to use the new total costs line.

Ratio	Formula	Relevance of the metric
RoE	Profit attributable to the parent	This ratio measures the return that shareholders obtain on the funds invested in the bank and as such measures the bank’s ability to pay shareholders.
(Return on Equity)	Average stockholders’ equity A (excl. minority interests)
Underlying RoE	Underlying profit attributable to the parent	This ratio measures the return that shareholders obtain on the funds invested in the bank excluding results from operations outside the ordinary course of business.
Average stockholders’ equity A (excl. minority interests)
RoTE (post-AT1)	Profit attributable to the parent minus AT1 costsB	This indicator is used to assess the profitability of a company as a percentage of its tangible equity, deducting AT1 issuance costs from the numerator. It is measured as the return that shareholders receive as a percentage of the funds invested in the bank less intangible assets.
(Return on Tangible Equity)	Average stockholders' equity A (excl. minority interests) - intangible assets
Underlying RoTE (post-AT1)	Underlying profit attributable to the parent minus AT1 costs B	As with RoTE (post-AT1), this indicator is used to assess the profitability of the tangible equity of a company of a company, deducting AT1 issuance costs from the numerator, but excluding results from operations outside the ordinary course of business (i.e. arising from underlying activities).
Average stockholders' equity A (excl. minority interests) - intangible assets
RoA	Consolidated profit	This metric measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the bank’s total assets in generating profit over a given period.
(Return on Assets)	Average total assets
Underlying RoA	Underlying consolidated profit	This metric measures the profitability of a company as a percentage of its total assets excluding results from operations outside the ordinary course of business. It is an indicator that reflects the efficiency of the bank’s total assets in generating underlying profit over a given period.
Average total assets
RoRWA	Consolidated profit	The return adjusted for risk is a derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank’s risk-weighted assets.
(Return on Risk-Weighted Assets)	Average risk-weighted assets
Underlying RoRWA	Underlying consolidated profit	This relates the underlying consolidated profit (excluding results from operations outside the ordinary course of business) to the Group’s risk-weighted assets.
Average risk-weighted assets
Efficiency	Total costs C	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of resources used to generate the bank’s total income.
(Cost-to-income)	Total income
A.Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Profit attributable to the parent + Dividends.
B.Excluding the adjustment to the valuation of goodwill, since they are not considered in the denominator, we believe this calculation is more correct.
C.Total costs = Administrative expenses + amortizations + other operating costs.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Profitability and efficiency A (EUR million and %)
	2025	2024	2023
RoE	13.9%	13.0%	11.9%
Profit attributable to the parent	14,101	12,574	11,076
Average stockholders' equity (excluding minority interests)	101,497	96,744	93,035

Underlying RoE	13.0%	12.2%	11.2%
Profit attributable to the parent	14,101	12,574	11,076
(-) Non-recurring items	949	800	674
Underlying profit attributable to the parent	13,152	11,774	10,402
Average stockholders' equity (excluding minority interests)	101,497	96,744	93,035

RoTE post-AT1	16.3%	15.5%	14.4%
Profit attributable to the parent	14,101	12,574	11,076
(-) AT1 costs	622	620	492
(-) Goodwill impairment	(4)	(4)	(20)
Profit attributable to the parent minus AT1 costs (excluding goodwill impairment)	13,483	11,958	10,604
Average stockholders' equity (excluding minority interests)	101,497	96,744	93,035
(-) Average intangible assets	18,865	19,428	19,361
Average stockholders' equity (excl. minority interests) - intangible assets	82,631	77,316	73,675

Underlying RoTE (post-AT1)	15.2%	14.4%	13.5%
Profit attributable to the parent	14,101	12,574	11,076
(-) AT1 costs	622	620	492
(-) Goodwill impairment	(4)	(4)	(20)
Profit attributable to the parent minus AT1 costs (excluding goodwill impairment)	13,483	11,958	10,604
(-) Non-recurring items	949	800	674
Underlying profit attributable to the parent minus AT1 costs (excluding goodwill impairment)	12,534	11,158	9,930
Average stockholders' equity (excluding minority interests)	101,497	96,744	93,035
(-) Average intangible assets	18,865	19,428	19,361
Average stockholders' equity (excl. minority interests) - intangible assets	82,631	77,316	73,675

RoA	0.84%	0.76%	0.69%
Consolidated profit	15,500	13,744	12,183
Average total assets	1,843,112	1,803,272	1,773,103

Underlying RoA	0.79%	0.72%	0.65%
Consolidated profit	15,500	13,744	12,183
(-) Adjustments to consolidated profit for activity outside the ordinary course of business	1,503	1,220	990
Underlying consolidated profit	13,997	12,524	11,193
Average total assets C	1,771,298	1,739,915	1,716,997

RoRWA	2.44%	2.18%	1.95%
Consolidated profit	15,500	13,744	12,183
Average risk-weighted assets B	634,020	630,494	624,031

Underlying RoRWA	2.31%	2.07%	1.86%
Consolidated profit	15,500	13,744	12,183
(-) Adjustments to consolidated profit for activity outside the ordinary course of business	1,503	1,220	989
Underlying consolidated profit	13,997	12,524	11,194
Average risk-weighted assets B C	605,556	604,137	602,132

Efficiency ratio	45.3%	47.2%	49.1%
Operating expenses	24,779	25,215	24,684
Adjustments to operating expenses in the underlying income statement	1,631	2,139	1,817
Underlying total costs	26,410	27,354	26,501
Total income	58,311	58,043	53,951
Adjustments to total income in the underlying income statement	(3)	(59)	(11)
Underlying total income	58,308	57,984	53,940
A.Averages included in the RoE, RoTE, RoTE (post-AT1), RoA and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances.
B.The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).
C.Excludes balances related to the Poland disposal.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Ratio	Formula	Relevance of the metric
Global business and country underlying RoTE (post-AT1)	Underlying profit attributable to the parent minus AT1 costsA (excluding goodwill impairment)
This indicator is used to assess the profitability of the tangible equity of a company arising from underlying activities, i.e. excluding results from operations outside the ordinary course of business, deducting AT1 issuance costs from the numerator.

Average stockholders' equity (excl. minority interests) - intangible assetsB
A.For both global businesses and countries, AT1 costs are allocated according to RWA consumption.
B.For global businesses, tangible equity is allocated according to RWA consumption.

RoTE (post-AT1) (EUR million and %)
	2025			2024			2023
	%	Numerator	Denominator	%	Numerator	Denominator	%	Numerator	Denominator
Retail	17.1	7,411	43,382	17.6	7,051	39,997	14.5	5,639	38,855
Openbank	8.5	1,578	18,546	8.8	1,500	17,090	10.6	1,774	16,686
CIB	17.8	2,602	14,603	16.3	2,519	15,483	15.9	2,240	14,105
Wealth	61.5	1,961	3,189	68.2	1,567	2,296	61.8	1,346	2,178
Payments

Spain	20.4	4,133	20,230	18.3	3,620	19,822	11.8	2,261	19,104
UK	10.2	1,248	12,200	10.6	1,247	11,781	12.5	1,489	11,874
Portugal	30.3	994	3,282	25.0	985	3,948	25.6	884	3,458
Openbank Europe	6.7	685	10,212	5.5	556	10,055	11.6	1,131	9,721
US	10.2	1,454	14,311	6.9	1,024	14,742	5.6	865	15,355
Mexico	22.0	1,674	7,616	19.6	1,638	8,343	17.4	1,533	8,814
Brazil	15.3	2,074	13,545	16.8	2,323	13,853	13.1	1,839	13,987
Chile	19.7	703	3,567	16.3	602	3,693	14.2	559	3,925
Argentina	20.2	419	2,072	34.5	658	1,909	54.7	1,201	2,195
Numerator: underlying profit attributable to the parent excluding goodwill impairment minus AT1 costs (excluding goodwill impairment).
Denominator: average stockholders' equity (excluding minority interests) - tangible assets.
Payment Solutions' RoTE (post-AT1) is not provided as we do not consider it a relevant metric to measure performance in this type of business.

Efficiency ratio (EUR million and %)
	2025			2024			2023
	%	Numerator	Denominator	%	Numerator	Denominator	%	Numerator	Denominator
Retail	42.9	13,913	32,447	44.5	14,704	33,064	47.9	14,757	30,792
Openbank	43.6	5,680	13,015	43.3	5,576	12,877	45.0	5,526	12,274
CIB	46.8	3,752	8,016	49.7	3,922	7,897	47.6	3,381	7,100
Wealth	35.7	1,444	4,042	39.1	1,403	3,587	41.1	1,266	3,082
Payments	87.6	1,203	1,373	97.5	1,209	1,240	98.0	1,111	1,134

Spain	37.6	4,465	11,887	38.9	4,509	11,580	48.9	4,815	9,837
UK	58.4	2,937	5,032	60.9	3,050	5,011	54.6	2,928	5,358
Portugal	27.8	544	1,956	27.8	574	2,065	29.1	567	1,944
Openbank Europe	48.9	2,899	5,925	50.5	2,848	5,644	50.2	2,751	5,481
US	49.1	3,890	7,929	52.3	3,965	7,580	51.4	3,707	7,209
Mexico	43.3	2,730	6,305	43.4	2,727	6,278	44.8	2,645	5,899
Brazil	39.3	4,957	12,602	38.6	5,219	13,536	41.4	5,430	13,104
Chile	33.9	919	2,714	36.4	942	2,592	41.7	953	2,285
Argentina	43.8	978	2,235	53.8	1,337	2,487	53.8	831	1,544
Numerator: underlying total costs.
Denominator: underlying total income.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Credit risk indicators
The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.
As explained in 2. 'Presentation of financial and other information', the credit risk metrics have been enhanced to include corporate exposures originated through private fixed income products. Additionally, these measures exclude Poland from all periods presented.

Ratio	Formula	Relevance of the metric
NPL ratio (Non-performing loans ratio)	Credit impaired customer loans and advances, guarantees and undrawn balances and debt securities issued by non-financial institutions	The NPL ratio is an important variable regarding financial institutions' activity since it gives an indication of the level of credit risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be credit impaired as a percentage of the total outstanding amount of customer credit and contingent liabilities and debt securities issued by non-financial institutions.
Total risk A
NPL coverage ratio	Total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances and debt securities issued by non-financial institutions	The NPL coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the credit impaired assets. Therefore, it is a good indicator of the entity's solvency against customer defaults both present and future.
Credit impaired customer loans and advances, guarantees and undrawn balances and debt securities issued by non-financial institutions
Cost of risk	Allowances for loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan and debt securities issued by non-financial institutions portfolio. As such, it acts as an indicator of credit quality.
Average loans and advances to customers and debt securities issued by non-financial institutions over the last 12 months
A.Total risk = non-impaired and impaired customer loans and advances and guarantees + impaired undrawn customer balances + debt securities issued by non-financial institutions.

Credit risk (I) (EUR million and %)
	Dec-25	Dec-24	Dec-23
NPL ratio	2.91%	3.03%	3.11%
Credit impaired balances	33,739	34,383	34,671
Gross loans and advances to customers registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through other comprehensive income' classified in stage 3, excluding POCI (Purchased or Originated Credit Impaired)	31,531	32,144	32,565
Customer guarantees and undrawn balances classified in stage 3	1,306	1,438	1,485
Gross debt securities issued by non-financial institutions registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through other comprehensive income' classified in stage 3	839	697	447
POCI exposure (Purchased or Originated Credit Impaired) that is additionally impaired	46	91	165
Doubtful exposure of portfolios at fair value through profit or loss	17	13	9
Total risk	1,159,180	1,134,418	1,115,288
Impaired and non-impaired gross loans and advances to customers	1,058,447	1,038,306	1,025,256
Impaired and non-impaired customer guarantees and impaired undrawn customer balances	80,056	77,560	72,026
Impaired and non-impaired gross debt securities issued by non-financial institutions	20,677	18,552	18,006

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Credit risk (II) (EUR million and %)
	Dec-25	Dec-24	Dec-23
NPL coverage ratio	66%	64%	66%
Total allowances to cover impairment losses	22,358	22,155	22,734
Total allowances to cover impairment losses on loans and advances to customers measured at amortized cost and designated at fair value through other comprehensive income	21,158	21,145	21,794
Total allowances to cover impairment losses on customer guarantees and undrawn balances	712	688	674
Total allowances to cover impairment losses on debt securities issued by non-financial institutions measured at amortized cost and designated at fair value through other comprehensive income	488	322	266
Credit impaired balances	33,739	34,383	34,671
Gross loans and advances to customers registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through other comprehensive income' classified in stage 3, excluding POCI (Purchased or Originated Credit Impaired)	31,531	32,144	32,565
Customer guarantees and undrawn balances classified in stage 3	1,306	1,438	1,485
Gross debt securities issued by non-financial institutions registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through other comprehensive income' classified in stage 3	839	697	447
POCI exposure (Purchased or Originated Credit Impaired) that is additionally impaired	46	91	165
Doubtful exposure of portfolios at fair value through profit or loss	17	13	9

Cost of risk	1.14%	1.12%	1.13%
Underlying allowances for loan-loss provisions over the last 12 months	12,128	11,822	11,784
Allowances for loan-loss provisions over the last 12 months	12,596	12,183	12,260
Adjustments to allowances for loan-loss provisions for activity outside the ordinary course of business	(468)	(361)	(476)
Average loans and advances to customers and debt securities issued by non-financial institutions over the last 12 months	1,063,783	1,057,100	1,043,881

NPL ratio (EUR million and %)
	Dec-25			Dec-24			Dec-23
	%	Numerator	Denominator	%	Numerator	Denominator	%	Numerator	Denominator
Retail	3.09	19,855	641,820	3.21	20,689	643,578	3.21	21,025	654,436
Openbank	5.32	11,351	213,525	5.07	10,993	216,616	4.75	9,831	207,107
CIB	0.72	1,928	266,108	0.86	2,058	238,187	1.43	3,145	220,656
Wealth	0.86	235	27,384	0.98	252	25,692	1.39	330	23,688
Payments

Spain	1.94	5,915	305,156	2.66	7,677	288,162	3.04	8,531	280,629
UK	1.08	2,645	244,303	1.33	3,299	248,061	1.42	3,518	247,360
Portugal	1.99	948	47,760	2.27	1,014	44,573	2.41	1,024	42,455
Openbank Europe	2.53	3,642	144,039	2.50	3,527	141,312	2.12	2,877	135,608
US	4.82	7,150	148,488	4.68	7,012	149,907	4.57	6,303	137,894
Mexico	2.65	1,420	53,476	2.71	1,352	49,927	2.82	1,489	52,785
Brazil	6.76	8,010	118,546	6.10	7,090	116,247	6.25	7,923	126,722
Chile	5.73	2,528	44,146	5.37	2,394	44,590	5.01	2,332	46,565
Argentina	7.68	677	8,813	2.06	173	8,411	1.99	78	3,903
Numerator: credit impaired customer loans and advances, guarantees and undrawn balances + debt securities issued by non-financial institutions.
Denominator: total risk.
Payment Solutions' NPL ratio is not provided as we do not consider it a relevant metric for this type of business.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

NPL coverage ratio (EUR million and %)
	Dec-25			Dec-24			Dec-23
	%	Numerator	Denominator	%	Numerator	Denominator	%	Numerator	Denominator
Retail	66	13,104	19,855	63	12,984	20,689	65	13,744	21,025
Openbank	71	8,075	11,351	74	8,088	10,993	77	7,521	9,831
CIB	47	908	1,928	39	803	2,058	39	1,241	3,145
Wealth	71	168	235	68	170	252	29	97	330
Payments

Spain	55	3,254	5,915	53	4,041	7,677	49	4,188	8,531
UK	33	860	2,645	29	967	3,299	30	1,066	3,518
Portugal	81	770	948	78	792	1,014	83	849	1,024
Openbank Europe	87	3,181	3,642	83	2,910	3,527	88	2,532	2,877
US	55	3,934	7,150	64	4,471	7,012	68	4,265	6,303
Mexico	105	1,488	1,420	100	1,358	1,352	100	1,489	1,489
Brazil	81	6,478	8,010	79	5,627	7,090	83	6,597	7,923
Chile	48	1,211	2,528	50	1,196	2,394	53	1,230	2,332
Argentina	90	607	677	177	307	173	166	128	78
Numerator: total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances + debt securities issued by non-financial institutions.
Denominator: credit impaired customer loans and advances, guarantees and undrawn balances + debt securities issued by non-financial institutions.
Payment Solutions' coverage ratio is not provided as we do not consider it a relevant metric for this type of business.

Cost of risk (EUR million and %)
	Dec-25			Dec-24			Dec-23
	%	Numerator	Denominator	%	Numerator	Denominator	%	Numerator	Denominator
Retail	1.15	7,150	621,246	1.11	7,064	634,438	1.17	7,542	642,839
Openbank	2.10	4,457	212,551	2.16	4,562	210,748	2.04	4,106	201,376
CIB	0.14	278	196,144	0.08	141	180,547	0.08	132	170,175
Wealth	0.08	20	25,509	0.18	42	23,686	(0.08)	(19)	22,442
Payments

Spain	0.43	1,142	263,717	0.50	1,259	251,826	0.61	1,522	248,723
UK	0.07	177	244,442	0.03	64	251,348	0.10	247	251,531
Portugal	(0.02)	(8)	43,578	0.03	11	41,676	0.19	77	41,364
Openbank Europe	0.97	1,363	140,504	0.88	1,209	137,165	0.62	792	128,583
US	1.62	2,244	138,832	1.82	2,507	137,926	1.92	2,593	135,191
Mexico	2.69	1,239	46,067	2.64	1,277	48,439	2.43	1,135	46,729
Brazil	4.17	4,409	105,666	4.03	4,487	111,362	4.27	4,701	110,102
Chile	1.32	531	40,181	1.19	497	41,582	0.80	365	45,637
Argentina	7.34	574	7,820	4.59	284	6,190	6.64	150	2,262
Numerator: underlying allowances for loan-loss provisions over the last 12 months.
Denominator: average loans and advances to customers + debt securities issued by non-financial institutions over the last 12 months.
Payment Solutions' cost of risk is not provided as we do not consider it a relevant metric for this type of business.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Other indicators
The Group has a series of additional financial metrics which facilitate analysis of the underlying business trends and performance.

Ratio	Formula	Relevance of the metric
TNAV per share (Tangible net asset value per share)	Tangible book value A	This is a very commonly used ratio used to measure the company’s accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company’s tangible assets.
Number of shares excluding treasury stock
Price to tangible book value per share (X)	Share price	This is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.
TNAV per share
LTD ratio (Loan-to-deposit)	Net loans and advances to customers	This is an indicator of the bank's liquidity. It measures the total loans and advances to customers net of loan-loss provisions as a percentage of customer deposits.
Customer deposits
Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.
Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.
PAT + After tax fees (in Wealth Management & Insurance)	Net profit + fees ceded by Santander Insurances and Asset Management Solutions to the branch network, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management & Insurance’s total contribution to the Group’s profit.
A.Tangible book value = Stockholders' equity (excl. minority interests) - intangible assets.

Others (EUR million and %)
	Dec-25	Dec-24	Dec-23
TNAV (tangible book value) per share	5.76	5.24	4.76
Tangible book value	84,527	79,342	75,552
Number of shares excl. treasury stock (million)	14,678	15,137	15,886

Price to tangible book value per share (X)	1.75	0.85	0.79
Share price (euros)	10.070	4.465	3.780
TNAV (tangible book value) per share	5.76	5.24	4.76

Loan-to-deposit ratio	100%	101%	100%
Net loans and advances to customers	1,037,288	1,017,160	1,003,465
Customer deposits	1,041,200	1,005,605	1,002,669

	Dec-25	Dec-24
PAT + After tax fees (in Wealth) (Constant EUR million at average 2025 exchange)	3,612	3,007
Profit after tax	2,032	1,576
Net fee income net of tax	1,580	1,431

		Dec-24	Dec-23
PAT + After tax fees (in Wealth) (Constant EUR million at average 2024 exchange)		3,127	2,703
Profit after tax		1,624	1,379
Net fee income net of tax		1,503	1,324

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Local currency measures
We make use of certain financial measures in local currency to help in the assessment of our ongoing operating performance. These non-IFRS financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. Because changes in foreign currency exchange rates do not have an operating impact on the results, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors.
The Group presents, at both the Group and business unit levels, the real changes in euros in the income statement as well as the changes excluding the exchange rate effect (i.e., 'excluding FX' or 'constant euros'), as it considers the latter facilitates analysis, since it enables business movements to be identified without taking into account the impact of converting each local currency into euros.
Said variations, excluding the impact of exchange rate movements, are calculated by converting income statement lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for 2025 to all periods contemplated in sections 4.2 and 4.3 and the average exchange rate for 2024 to all periods contemplated in sections 4.4 and 4.5. We use this method for all countries with the exception of Argentina, where we use the exchange rate on the last working day of each period presented, given it is a hyperinflationary economy, to mitigate the distortions caused by the hyperinflation.
The Group presents, at both the Group level as well as the business unit level, the changes in euros as well as the changes excluding the exchange rate effect ('excluding FX' or 'constant euros') for loans and advances to customers excluding reverse repurchase agreements (repos) and customer funds (which comprise deposits and mutual funds) excluding repos. Additionally, we present changes in the main balance sheet lines of the Group's countries both in euros as well as the changes excluding the exchange rate effect. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.
These changes excluding the impact of exchange rate movements are calculated by converting the balances, into our presentation currency, the euro, applying the closing exchange rate on the last working day of December 2025 to all periods contemplated in sections 4.2 and 4.3 and the closing exchange rate on the last working day of December 2024 to all periods contemplated in sections 4.4 and 4.5. We use this method to calculate the variations for all countries with the exception of Argentina, where we use the exchange rate on the last working day of each period presented, given it is a hyperinflationary economy, to mitigate the distortions caused by the hyperinflation.
In 2023, we applied the official exchange rate for the Argentine peso. However, during 2024, due to the significant divergence between the official Argentine peso exchange rate and other macroeconomic magnitudes, mainly inflation, we applied an alternative exchange rate to 2024 results which reflected the exchange rate observed in transactions ordered between market participants under the prevailing economic conditions, such as the repatriation of dividends from businesses in Argentina. This alternative exchange rate took the dollar contado con liquidación rate (CCL) as a reference, which is the exchange rate resulting from the sale of local bonds denominated in Argentine pesos in US dollars (dual denomination peso/dollar bonds). At the end of 2024, the value of this exchange rate did not significantly differ from other market rates or the official exchange rate.
In 2025, we once again began to apply the official exchange rate given that the value of the dollar CCL exchange rate did not significantly differ from other market rates or the official exchange rate following the lifting of currency controls and the removal of restrictions on the purchase of foreign currency for individuals in Argentina.
The average and period-end exchange rates for the main currencies in which the Group operates are set out in the table below.

Exchange rates: 1 euro/currency parity
	Average (income statement)			Period-end (balance sheet)
	2025	2024	2023	2025	2024	2023
US dollar	1.129	1.082	1.081	1.176	1.039	1.105
Pound sterling	0.857	0.846	0.870	0.873	0.829	0.868
Brazilian real	6.304	5.809	5.397	6.458	6.427	5.365
Mexican peso	21.662	19.723	19.158	21.122	21.554	18.691
Chilean peso	1,073.108	1,020.473	906.417	1,059.750	1,032.560	965.192
Argentine peso A				1,706.383	1,232.389	893.635
A.Average exchange rates for the Argentine peso are not included since we use the exchange rate on the last working day of each period presented given it is a hyperinflationary economy. For 2024 data, we applied an alternative exchange rate for the Argentine peso that better reflects the evolution of inflation. We apply the official ARS exchange rate to all other periods.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Impact of inflation on total costs
Santander presents, for both the Group and the business units included in the primary and secondary segments: i) the changes in total costs in euros; ii) the changes excluding the exchange rate effect with the exception of Argentina which is calculated as described above; and iii) the changes excluding the exchange rate effect minus the effect of average inflation (i.e. 'in real terms') over the year except for Argentina as Argentina's cost growth in euros should already largely reflect the effect of hyperinflation on exchange rates. The reason is that the two latter facilitate analysis for management purposes.
Inflation is calculated as the arithmetic average of the last 12 months for each country and, for the global businesses, as the weighted average of the inflation rate of each country comprising the global business, weighted by each country's total costs in the global business. For the Group and the global businesses, we exclude the impact of inflation in Argentina from the calculation as Argentina's cost growth in euros should already largely reflect the effect of hyperinflation on exchange rates.
The table below shows the average inflation rates calculated as indicated.

12 month average inflation (%)
	2025	2024
Retail A	3.5	3.4
Openbank A	2.6	2.8
CIB A	2.9	3.2
Wealth A	2.9	3.1
Payments A	3.0	4.0

Spain	2.7	2.8
UK	3.4	2.5
Portugal	2.3	2.4
Openbank Europe	2.1	2.4
US	2.7	3.0
Mexico	3.8	4.7
Brazil	5.0	4.4
Chile	4.2	4.3
Total Group A	3.2	3.3
A.Excluding the impact of inflation in Argentina.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

5. Risk management information
5.1 Key credit risk metrics1
In 2025, developments in the credit market were shaped by successive interest rate cuts in mature markets and some emerging economies and the start of a new cycle of credit growth. Against this backdrop, demand gradually recovered, with positive growth in the main geographies where we operate.
In retail banking, mortgage lending balances began to recover, supported by more favourable financial conditions and lower early repayments. Consumer lending maintained a positive performance during the year, as it is less sensitive to interest rate trends and benefitted from a resilient labour market. In the eurozone, the ECB’s neutral-to-expansionary monetary policy stance has already fed through to mortgage and consumer portfolios. In the United Kingdom, rate cuts, stable house prices and support measures from the Bank of England drove greater credit activity.
In corporate lending, credit volumes grew in the first part of the year, in line with the expansion phase of the investment cycle. However, developments in US trade policy and geopolitical tensions, together with some weaker activity and external demand indicators, led to some slowdown in the second half of the year, especially in Latin America, where, after a strong first half, signs of moderation started to appear. In the United States, weaker labour market data and greater caution on the economic outlook prompted the Federal Reserve to cut interest rates. This helped sustain credit activity, although in a more prudent lending environment focused on lower-risk segments.
Our credit risk remained well diversified, with an appropriate balance between mature and emerging markets: Spain (26%), the United Kingdom (21%), the United States (13%) and Brazil (10%).
The distribution of credit risk by global businesses (including gross customer loans, guarantees and documentary credits) is shown below:

Main credit risk performance metrics from our activity with customers
	Credit risk with customersA (EUR million)			Impaired loans (EUR million)			NPL ratio (%)
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Retail & Commercial Banking	641,820	643,578	654,436	19,855	20,689	21,025	3.09	3.21	3.21
Openbank	213,525	216,616	207,107	11,351	10,993	9,831	5.32	5.07	4.75
Corporate & Investment Banking	266,108	238,187	220,656	1,928	2,058	3,145	0.72	0.86	1.43
Wealth Management & Insurance	27,384	25,692	23,688	235	252	330	0.86	0.98	1.39
Total Group	1,159,180	1,134,418	1,115,288	33,739	34,383	34,671	2.91	3.03	3.11

	NPL Coverage Ratio (%)			Net loan-loss provisionsB (EUR million)			Cost of riskC (%)
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Retail & Commercial Banking	66	63	65	7,150	7,064	7,542	1.15	1.11	1.17
Openbank	71	74	77	4,457	4,562	4,106	2.10	2.16	2.04
Corporate & Investment Banking	47	39	39	278	141	132	0.14	0.08	0.08
Wealth Management & Insurance	71	68	29	20	42	(19)	0.08	0.18	(0.08)
Total Group	66	64	66	12,128	11,822	11,784	1.14	1.12	1.13
Data for 2025, 2024 and 2023 reflects the new reporting structure. Total Group includes the Corporate Centre.
Due to the Cards portfolio integration in the Retail & Commercial business, Payments Solutions represents less than 1% of the total credit risk with customers. In view of the immateriality of the portfolio no further disclosures are considered necessary.
A.Includes credit impaired customer loans and advances, guarantees, impaired undrawn balances and debt securities issued by non-financial institutions.
B.Loan-loss provisions net of post write-off recoveries (EUR 1,791 million in 2025).
C.Cost of risk calculated as allowances for loan-loss provisions over the past 12 months / average loans and advances to customers and debt securities issued by non-financial institutions over the last 12 months.

For more details on secondary segments, see 2. 'Main aggregates and variations' in Note 54 to the consolidated financial statements.

1 Certain figures contained in this section have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total given for that column or row.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Credit quality during 2025 was as follows:
The NPL ratio stood at 2.91% (-12 bps vs. year-end 2024), mainly due to the Group's efforts to reduce its non-performing portfolio, which fell 2% to EUR 33,739 million. Declines in Europe led the improvement, supported by the strong performance of the portfolios and the execution of the NPL reduction plan. Gross customer exposure (total risk) grew 2.2% in the year to EUR 1,159 billion, driven mainly by the positive performance of the CIB business.
Under IFRS 9 requirements, Group net loan-loss provisions (LLPs) in December 2025 totalled EUR 12,128 million, increasing 3% compared to the previous year. The higher LLPs in Corporate & Investment Banking (CIB), Retail & Commercial Banking (mainly driven by normalization in Argentina and the UK) and the Corporate Centre (provisions related to our plan to accelerate NPL ratio reductions) were partially offset by Openbank, where, despite a less favourable performance in Germany, the US and Brazil performed better during the year.
The cost of risk stood at 1.14%, 2 bps above 2024, mainly driven by the aforementioned LLP increase. Nevertheless, it remained in line with our target for the year.
The total NPL coverage ratio increased to 66%, with impairment allowances of EUR 22,358 million. Coverage remained at comfortable levels, considering that more than 65% of the Group’s portfolio is secured by collateral.
Our credit risk management performance within the global businesses at December 2025 was as follows:

For more details on segments, see 4.3.1 Description of segments.

Retail & Commercial Banking
The retail portfolio mainly comprises high credit quality mortgage loans, around 90% of which have a loan-to-value (relationship between the loan amount and the appraised value of the collateral) below 80%, and a corporate portfolio where roughly 50% has real estate or other tangible collateral.

Portfolio distribution by geography and by performing loans and credit impaired
31 December 2025 data
At December 2025, gross customer credit exposure in Retail was distributed among mortgages (52%), corporates and institutions (25%), SMEs (12%) and other individuals (11%).
The NPL ratio fell by 12 bps during the year to 3.09%, supported by the reduction in impaired loans, driven by declines in Europe. Gross customer credit exposure (total risk) remained practically stable during the year.
The cost of risk increased 4 bps year-on-year to 1.15%, with LLPs slightly up, mainly driven by normalization in Argentina and the UK, partially offset by declines in Spain (good mortgage portfolio performance, supported by lower interest rates and a resilient labour market), Mexico and Brazil (both reflecting currency depreciation).
The total NPL coverage ratio rose to 66%. Given that Retail includes the mortgage portfolios in Spain and the United Kingdom, which are backed by high-quality collateral, we consider coverage levels appropriate for the portfolio’s risk profile.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Openbank
This business comprises all business originated by consumer finance companies, plus our digital bank (formerly Openbank), Open Digital Services (ODS) and SBNA Consumer. The portfolio mainly consists of vehicle finance loans, which account for close to 80% of the portfolio and are originated through strategic partnerships with car manufacturers, as well as leasing and personal loans.

Portfolio distribution by geography and by performing loans and credit impaired
31 December 2025 data
The NPL ratio at year-end 2025 stood at 5.32%, 24 bps higher than in the same period in 2024, due to: (i) higher impaired loans, mainly in Germany (due to the macroeconomic environment and the credit quality deterioration of the corporates portfolio), Brazil and Argentina; (ii) decrease in gross customer exposure (total risk), linked to lower auto lending and to asset rotation initiatives in the US.
Net loan-loss provisions declined 2.3% year-on-year, mainly driven by better performance in the US and Brazil, with both benefiting from FX movements.
The cost of risk fell by 7 bps versus December 2024, to 2.10%, mainly due to a decline in provisions in the US (-13%), driven by resilient consumer behaviour, used car prices stable at high levels, capital relief measures.
The total NPL coverage ratio at year-end 2025 stood at 71%, which we consider comfortable, given the positive impact of vehicle price trends and the higher share of secured loans in the portfolio, mainly in the US.

Corporate & Investment Banking
Corporate & Investment Banking is a wholesale business in which over 83% of our customers have a credit rating higher than 'investment grade'. It’s a business with a strong component of advisory services and high value added solutions.

Portfolio distribution by geography and by performing loans and credit impaired
31 December 2025 data
During the year, CIB showed a strong ability to deliver profitable growth and maintain solid credit quality in a complex environment, while keeping its strategic focus on geographic and client diversification and on offering higher value-added products. By business line, growth was recorded across all lines (Global Markets, Global Banking and Global Transaction Banking).
The NPL ratio improved by 14 bps in the year, to 0.72%, backed by a reduction in impaired loans of c. -EUR 130 million year-on-year across a range of clients and geographies, mainly in Europe and South America. In addition, gross customer credit exposure (total risk) increased by 12% year-on-year, mainly in the US and Spain, and to a lesser extent Mexico.
Net loan-loss provisions rose to EUR 278 million, reflecting the performance of the business in Brazil in a more challenging macroeconomic environment, higher coverage for already impaired customers and portfolio growth in the US.
The cost of risk increased by 6 bps versus December 2024 to 0.14% as portfolio growth did not offset the increase in provisions.
The total NPL coverage ratio reached 47%, up 8 pp versus December 2024 with higher provisions in a more challenging economic and geopolitical environment.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

In 2025, CIB continued to strengthen the control environment amid portfolio growth and heightened regulatory and supervisory scrutiny, leveraging new technologies. Key initiatives included reinforcing the risk infrastructure —including organisation and governance, with a particular focus on the United States—upgrading credit risk systems and models, defining more robust frameworks in specific areas, and strengthening preventive risk management capabilities.

Wealth Management & Insurance
Wealth comprises two business lines: i) Private Banking, which includes the corporate private banking unit and International Private Banking in the US, Switzerland and the UAE; and ii) Insurance & Asset Management Solutions, which brings together the insurance business and liquid and illiquid asset management activities and also includes the investment platforms and holdings that complement the traditional Wealth business.

Portfolio distribution by geography and by performing loans and credit impaired
31 December 2025 data
The NPL ratio closed at 0.86%, down 12 bps in the year, supported by an increase in gross customer exposure during the period (+7%), with a particular focus on the Middle East portfolio and the roll-out of secured lending in all core geographies, while impaired loans fell 7% year-on-year.
Net loan-loss provisions in 2025 totalled EUR 20 million, compared with EUR 42 million at year-end 2024.
The cost of risk decreased by 10 bps in the year to 0.08%, driven by lower provisions and by portfolio growth, with a focus on collateral-backed loans.
The total NPL coverage ratio rose to 71%, remaining at a comfortable level given the high share of the collateral-backed loan portfolio.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Reconciliation of key figures
Santander’s 2025 consolidated financial statements disclose loans and advances to customers before and after loan-loss reserves. Credit risk with customers also includes off-balance sheet risk or contingent liabilities. This table shows the relationship between those concepts:

		Gross credit risk with customersA
		1,159,180

Gross credit risk with customers	=	Gross loans and advances to customers & others					+	Contingent liabilities	+	Debt securities
1,159,180		1,058,447						80,056		20,677

Loans and advances to customers (Gross)	=	Financial assets measured at amortized cost (Gross)B	+	Financial assets held for tradingB	+	Financial assets at fair value (Gross)B
1,058,447		1,006,253		32,766		19,428

Loan-loss reserves	=	Loan-loss reserves		+		Loan-loss reserves
(21,158)		(21,077)				(81)

Net loans and advances to customers	=	Net financial assets measured at amortized cost	+	Financial assets held for trading	+	Net financial assets at fair value
1,037,288		985,176		32,766		19,346

		Net loans and advances to customers
		1,037,288

5.1. Credit risk

Balance sheet item from consolidated financial statement
A. Includes gross loans and advances to customers, guarantees, impaired undrawn customer balances and dept securities issued by non-financial institutions.
B. Before loan-loss allowances.
Financial asset impairment
IFRS 9 introduced a substantial change in the approach to calculating impairment provisions for credit risk exposures, moving from an incurred loss model to an expected loss model. Under this new approach, provisions are recognised from the moment a transaction is originated, since credit risk exists from that moment and not only when defaults occur.
This change required a review of the models and methodologies used to estimate expected loss for customers and portfolios, incorporating the expected evolution of the economy and the residual life of different transactions.
The methodology to quantify expected credit losses – and therefore impairment provisions – is based on an unbiased, probability-weighted estimate of up to five future macroeconomic scenarios that could affect the ability to collect contractual cash flows. These scenarios take into account the time value of money, relevant information about past events, current conditions and projections of significant macroeconomic factors, such as GDP, house prices, unemployment rate and interest rates, among others.
The parameters used by the Group to calculate impairment provisions (mainly EAD2, PD3, LGD4 and discount rate) build on our internal model infrastructure and the experience gained in regulatory and management environments. However, rather than simply adapting existing models, these parameters are specifically designed, updated and validated to comply with IFRS 9 requirements.

For more details on financial asset impairment and the calculation of provisions under IFRS 9, see '2. Main aggregates and variations' in Note 54 to the consolidated financial statements.
IFRS 9 classifies transactions based on how credit risk has evolved since origination to the analysis date, so we can determine both their accounting treatment and pricing. Transactions with different probabilities of default must carry different interest rates or margins that cover their expected loss.
2 Exposure at Default.
3 Probability of Default.
4 Loss Given Default.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

If a transaction has undergone a significant increase in credit risk since origination, the interest rate initially applied no longer covers its potential risk, so it requires a higher level of provisions. Under the standard, transactions fall into three groups or stages:
•Stage 1 includes assets whose current credit risk has not increased relative to origination or initial recognition. Provisions are calculated to cover expected credit losses from possible defaults over the next 12 months.
•Stage 2 includes assets that have not yet incurred credit losses but have shown a significant increase in credit risk since origination or initial recognition. Impairment provisions must cover potential loss over the lifetime of the exposure, during which losses may materialise.
•Stage 3 includes assets where there is evidence of credit deterioration that will eventually materialise as credit losses. Provisions must cover potential loss over the lifetime of the exposure.
IFRS 9: Classification of exposures by credit quality and expected credit loss horizons

.+. Credit quality		Stage 1	Stage 2	Stage 3		.-. Credit quality
	|				}

		Performing credit assets with no significant credit risk increase since initial recognition	Credit assets that have experienced a significant credit risk increase since initial recognition	Impaired credit assets
		Ä	Ä	Ä

		Expected losses 12 months	Expected losses over residual life (Lifetime)
In addition, impairment provisions include expected credit losses over the expected remaining lifetime of those financial instruments originated or purchased credit-impaired (POCI).
The following table shows credit risk exposure by stage and geography:

Exposure by stage and geographyA, B
EUR million. 31 December 2025 data
	Stage 1	Stage 2	Stage 3	Total
Spain	283,825	15,416	5,915	305,156
UK	221,869	19,789	2,645	244,303
Portugal	43,931	2,881	948	47,760
Openbank Europe	131,724	8,673	3,642	144,039
US	127,680	13,658	7,150	148,488
Mexico	47,936	4,120	1,420	53,476
Brazil	95,882	14,654	8,010	118,546
Chile	37,560	4,058	2,528	44,146
Argentina	6,711	1,425	677	8,813
Total Group	1,038,698	86,743	33,739	1,159,180
Data for 2025 reflects the new reporting structure.
A. Includes credit impaired customer loans and advances, guarantees, impaired undrawn balances and debt securities issued by non-financial institutions, temporary purchases of stage 1 assets and risk not subject to impairment.
B. Total Group includes the Corporate Centre.
Stage 3 financial assets (showing impairment) performed as follows:

2023 - 2025 Impaired credit assets
EUR million
	2025	2024	2023
Start of period	34,383	34,671	33,788
Net entries	13,697	13,918	14,442
Perimeter	—	17	(59)
FX and others	(1,075)	(1,073)	126
Write-off	(13,266)	(13,150)	(13,626)
End of period	33,739	34,383	34,671
Data for 2025, 2024 and 2023 reflects the new reporting structure.
The following table shows the calculation of IFRS 9 loan loss reserves for assets subject to credit risk:

2023 - 2025 loan-loss reserves
EUR million
	2025	2024	2023
Start of period	22,155	22,734	22,692
Stage 1 and 2	8,536	8,754	9,055
Stage 3	13,619	13,980	13,637
Gross provision for impaired assets and write-downs	13,919	13,341	13,316
Provision for other assets	—	82	55
FX and other	(450)	(852)	297
Write-off	(13,266)	(13,150)	(13,626)
End of period	22,358	22,155	22,734
Stage 1 and 2	8,271	8,536	8,754
Stage 3	14,087	13,619	13,980
Data for 2025, 2024 and 2023 reflects the new reporting structure.
A. Includes off-balance.

Contents	Section 1. Certain recast financial information ●	Section 2. Consolidated recast financial statements	Exhibits

Forbearance
Our forbearance policy incorporates the regulatory requirements set out in the EBA Guidelines on the management of non-performing exposures and forbearance. The policy serves as a reference for implementation in our subsidiaries and reflects applicable supervisory expectations.
It sets the criteria to identify, classify and monitor these transactions, with the aim of applying maximum diligence in their granting and control. Forbearance solutions must aim to recover the amounts due, aligning payment obligations with the customer’s current situation.
Forborne transactions must remain in the appropriate classification for a suitable period in order to capture the associated risk and confirm a reasonable recovery of repayment capacity. Under no circumstances should forbearance be used to delay the immediate recognition of losses or to mask non-payment risk.
The stock of forborne exposures continued to decline from EUR 26,223 million to EUR 25,235 million as of 31 December 2025, supported by good repayment performance in our main geographies, which offset higher activity in other regions. In credit quality terms, 53% of the portfolio is classified as non-performing, with a coverage ratio of 41%.

Key forbearance figures
EUR million
	2025	2024	2023
Performing	11,901	11,955	16,455
Credit impaired	13,334	14,268	14,695
Total forborne	25,235	26,223	31,150
% Total coverageA	26%	27%	25%
Data for 2025, 2024 and 2023 reflects the new reporting structure.
A. Total forbearance portfolio loan-loss allowances/total forborne portfolio.

Contents	Section1. Certain recast financial information	Section 2. Consolidated recast financial statements	Exhibits

Section 2

Consolidated financial statements for the three years ended 31 December 2025, recast as a result of certain changes to the presentation of the Group’s financial information.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Auditor's report and consolidated financial statements

Auditor's report and consolidated financial statements

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Auditor's report    120
Consolidated financial statements    512
Consolidated balance sheets as of 31 December
2025, 2024 and 2023    513
Consolidated income statements for the years
ended 31 December 2025, 2024 and 2023    517
Consolidated statements of recognised income and expense for the years ended 31 December
2025, 2024 and 2023    519
Consolidated statements of changes in total equity for the years ended 31 December 2025, 2024 and 2023    520
Consolidated statements of cash flows for the years
ended 31 December 2025, 2024 and 2023    526
Notes to the consolidated financial statements    139
1.    Introduction, basis of presentation of the
consolidated financial statements (consolidated
annual accounts) and other information    140
2.    Accounting policies    145
3.    Grupo Santander    171
4.    Distribution of Banco Santander’s profit, shareholder
remuneration scheme and earnings per share    174
5.    Remuneration and other benefits paid to the Bank’s
directors and senior managers    176
6.    Loans and advances to central banks and credit
institutions    189
7.    Debt securities    190
8.    Equity instruments    192
9.    Trading derivatives (assets and liabilities) and short positions    193
10. Loans and advances to customers    193
11. Trading derivatives    199
12. Non-current assets    199
13. Investments    200
14. Insurance contracts linked to pensions    202
15. Liabilities under insurance contracts    203
16. Tangible assets    204
17. Intangible assets - Goodwill    207
18. Intangible assets - Other intangible assets    209
19. Other assets    210
20. Deposits from central banks and credit institutions    211
21. Customer deposits    211
22. Marketable debt securities    212
23. Subordinated liabilities    215
24. Other financial liabilities    219

25. Provisions    219
26. Other liabilities    234
27. Tax matters    235
28. Non-controlling interests    242
29. Other comprehensive income    243
30. Shareholders' equity    249
31. Issued capital    249
32. Share premium    250
33. Accumulated retained earnings    251
34. Other equity instruments and own shares    252
35. Memorandum items    253
36. Hedging derivatives    253
37. Discontinued operations    276
38. Interest income    277
39. Interest expense    277
40. Dividend income    277
41. Commission income    277
42. Commission expense    278
43. Gains or losses on financial assets and liabilities    278
44. Exchange differences, net    279
45. Other operating income and expenses    279
46. Staff costs    279
47. Other general administrative expenses    285
48. Gains or losses on non financial assets, net    287
49. Gains or losses on non-current assets held for
sale not classified as discontinued operations    287
50. Fair value of financial instruments    287
51. Other disclosures    303
52. Primary and secondary segments reporting    316
53. Related parties    331
54. Risk management    334
55. Additional disclosures    367
Appendix    372
Appendix I. Subsidiaries of Banco Santander, S.A.    373
Appendix II. Societies of which the Group owns more
than 5%, entities associated with Grupo Santander
and jointly controlled entities    396
Appendix III. Issuing subsidiaries of shares and
preference shares    403
Appendix IV. Notifications of acquisitions and
disposals of investments in 2025    404
Appendix V. Other information on the Group’s banks    405
Appendix VI. Annual banking report    412

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Auditor's report

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Banco Santander, S.A.
Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Banco Santander, S.A. and its subsidiaries (the “Company”) as of December 31, 2025, 2024 and 2023, and the related consolidated income statements, statements of recognised income and expense, statements of changes in total equity and statements of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting (not presented herein) appearing under Item 15 of the Company’s 2025 Annual Report on Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Estimation of impairment of financial assets at amortized cost– loans and advances to customers

As described in Notes 2,10 and 54 to the consolidated financial statements, the Company’s financial assets at amortized cost – loans and advances to customers - were EUR 985,176 million as of December 31, 2025, and its estimation of impairment of financial assets at amortized cost – loans and advances to customers – was EUR 12,517 million for the year ended December 31, 2025. The Company assesses impairment by estimating the expected credit losses based on the stage in which each financial asset is classified. Management’s assessment of expected credit losses considers instruments with similar credit risk characteristics that are indicative of debtors’ capacity to pay. The methodology required to estimate the expected credit losses due to credit events is based on the estimation of credit risk parameters (probability of default and loss given default) with an unbiased and weighted consideration by the probability of occurrence of a series of scenarios. The estimation of expected credit losses requires expert judgment and the support of historical, current and future information, including considering management overlays, if applicable. The probability of

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
loss is measured considering past events, the present situation and future trends of macroeconomic scenarios.

The principal considerations for our determination that performing procedures relating to the estimation of the impairment of financial assets at amortized cost – loans and advances to customers is a critical audit matter are (i) the significant judgment by management in determining the assessment of the expected credit losses; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures relating to the models and assumptions used to determine the expected credit losses; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s expected credit loss estimation process, which included controls over the data, models and assumptions used in the estimation process, including management overlays to the models, if applicable. These procedures also included, among others, (i) evaluating, on a test basis, expected credit loss models parameters with respect to the estimation criteria and calculation, the appropriateness of the methodology used for the generation of the macroeconomic scenarios, the reliability of the data sources and the completeness and accuracy of data provided by management, and the reasonableness of management’s criteria for significant increase in credit risk and loan classification by stages; (ii) testing the mathematical accuracy of the impairment calculation for the credit portfolios; (iii) evaluating the reasonableness of the management overlays to the models, if applicable; (iv) evaluating a sample of individual credit files to determine the reasonableness of management’s classification, expected loss estimation methodologies and, where appropriate, corresponding impairment, and (v) evaluating the loan collateral assignment and valuation process, including collateral recovery process. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the models used by management and evaluating the reasonableness of assumptions used in the impairment estimation for the credit portfolios.

Goodwill Impairment Assessment of Certain Cash Generating Unit (CGU)

As described in Notes 2 and 17 to the consolidated financial statements, the Company’s consolidated goodwill balance was EUR 11,958 million as of December 31, 2025, which includes the goodwill balance of the Santander US Auto CGU of EUR 943 million. Management assesses goodwill for impairment at the end of each annual reporting period or whenever there is any indication of impairment. Potential impairment is identified by management by comparing the value in use of a CGU to its carrying value. Value in use is estimated by management using discounted cash flow projections. Management’s cash flow projections for the CGU include assumptions relating to earnings projections, discount rates determined as the cost of capital taking into account the risk-free rate of return plus a risk premium and constant growth rates used in order to extrapolate earnings in perpetuity.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the aforementioned CGU is a critical audit matter are (i) the significant judgment by management when developing the value in use of the CGU; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to earnings projections, discount rates and constant growth rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the aforementioned CGU. These procedures also included, among others, (i) testing management’s process for developing the value in use estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) evaluating the reasonableness of the earnings projections, the discount rate and the constant growth rates assumptions used by management; and (iv) testing the mathematical accuracy of the discounted cash flow projections. Evaluating the reasonableness of management’s key assumptions involved (i) performing a retrospective comparison of forecasted earnings to actual past performance and previous forecasts; and (ii) evaluating the consistency of the discount rate and constant growth rate with external market and industry data. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of management’s discounted cash flow model and reasonableness of the earnings projections, discount rate and constant growth rates assumptions.

Litigation provisions and contingencies

As described in Notes 2 and 25 to the consolidated financial statements, the Company’s consolidated litigation provisions and contingencies balance as of December 31, 2025 were EUR 4,714 million. The Company records provisions for tax, civil and legal proceedings in which management assesses the chances of loss to be probable. Management determines the amounts to be provided for as the best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature.

The principal considerations for our determination that performing procedures relating to litigation provisions and contingencies is a critical audit matter are the significant judgment by management to assess the intrinsic uncertainty of the obligations for which management recognizes a provision for these proceedings based on estimates, which in turn led to a high degree of auditor judgment and effort in performing procedures and evaluating management’s process for estimating the litigation provisions and contingencies.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the assessment of litigation provisions and contingencies. These procedures also included, among others, (i) obtaining and evaluating letters of audit inquiry with internal and external lawyers and external tax advisors, (ii) evaluating the reasonableness of management’s assessment regarding whether an outflow of resources is probable and the contingency is estimable, (iii) evaluating management’s assessment of possible contingencies relating to compliance with the tax obligations for all the years open to inspection and (iv) evaluating the sufficiency of the Company’s contingency disclosures.

/s/ PricewaterhouseCoopers Auditores, S.L.

Madrid, Spain
February 27, 2026, except with respect to our opinion on the consolidated financial statements insofar as it relates to the change in reportable segments discussed in Note 52, and the change in the manner in which the company presents certain items in the consolidated income statements discussed in Note 1, as to which the date is April 1, 2026

We have served as the Company’s auditor since 2016.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Consolidated financial statements

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Grupo Santander

CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2025, 2024 AND 2023
EUR million

ASSETS	Note	2025	2024	2023
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		152,281	192,208	220,342
FINANCIAL ASSETS HELD FOR TRADING		252,318	230,253	176,921
Derivatives	9 and 11	58,355	64,100	56,328
Equity instruments	8	22,030	16,636	15,057
Debt securities	7	98,568	82,646	62,124
Loans and advances		73,365	66,871	43,412
Central banks	6	14,632	12,966	17,717
Credit institutions	6	25,967	27,314	14,061
Customers	10	32,766	26,591	11,634
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS		7,761	6,130	5,910
Equity instruments	8	5,815	4,641	4,068
Debt securities	7	245	447	860
Loans and advances		1,701	1,042	982
Central banks	6	—	—	—
Credit institutions	6	—	—	—
Customers	10	1,701	1,042	982
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS		8,046	7,915	9,773
Debt securities	7	2,894	2,897	3,095
Loans and advances		5,152	5,018	6,678
Central banks	6	—	—	—
Credit institutions	6	413	408	459
Customers	10	4,739	4,610	6,219
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME		74,612	89,898	83,308
Equity instruments	8	2,281	2,193	1,761
Debt securities	7	58,305	76,558	73,565
Loans and advances		14,026	11,147	7,982
Central banks	6	—	—	—
Credit institutions	6	1,120	363	313
Customers	10	12,906	10,784	7,669
FINANCIAL ASSETS AT AMORTIZED COST		1,202,689	1,203,707	1,191,403
Debt securities	7	140,014	120,949	103,559
Loans and advances		1,062,675	1,082,758	1,087,844
Central banks	6	15,986	16,179	20,082
Credit institutions	6	61,513	55,537	57,917
Customers	10	985,176	1,011,042	1,009,845
HEDGING DERIVATIVES	36	3,931	5,672	5,297
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	54	50	(704)	(788)

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2025, 2024 AND 2023
EUR million

ASSETS	Note	2025	2024	2023
INVESTMENTS	13	7,052	7,277	7,646
Joint venture entities		1,956	2,061	1,964
Associated entities		5,096	5,216	5,682
ASSETS UNDER REINSURANCE CONTRACTS		223	222	237
TANGIBLE ASSETS		27,438	32,087	33,882
Property, plant and equipment	16	26,416	31,212	32,926
For own-use		11,663	12,636	13,408
Leased out under an operating lease		14,753	18,576	19,518
Investment properties	16	1,022	875	956
Of which leased out under an operating lease		860	749	851
INTANGIBLE ASSETS		17,308	19,259	19,871
Goodwill	17	11,958	13,438	14,017
Other intangible assets	18	5,350	5,821	5,854
TAX ASSETS		30,076	30,596	31,390
Current tax assets		11,132	11,426	10,623
Deferred tax assets	27	18,944	19,170	20,767
OTHER ASSETS		8,719	8,559	8,856
Insurance contracts linked to pensions	14	67	81	93
Inventories		7	6	7
Other	19	8,645	8,472	8,756
NON-CURRENT ASSETS HELD FOR SALE	12	75,011	4,002	3,014
TOTAL ASSETS		1,867,515	1,837,081	1,797,062

The accompanying notes 1 to 55 and appendices are an integral part of the consolidated balance sheet as of 31 December 2025.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2025, 2024 AND 2023
EUR million

LIABILITIES	Note	2025	2024	2023
FINANCIAL LIABILITIES HELD FOR TRADING		171,546	152,151	122,270
Derivatives	9 and 11	51,968	57,753	50,589
Short positions	9	44,015	35,830	26,174
Deposits		75,563	58,568	45,507
Central banks	20	12,385	13,300	7,808
Credit institutions	20	27,058	26,284	17,862
Customers	21	36,120	18,984	19,837
Marketable debt securities	22	—	—	—
Other financial liabilities	24	—	—	—
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS		42,148	36,360	40,367
Deposits		30,440	28,806	34,996
Central banks	20	3,086	1,774	1,209
Credit institutions	20	1,424	1,625	1,735
Customers	21	25,930	25,407	32,052
Marketable debt securities	22	11,686	7,554	5,371
Other financial liabilities	24	22	—	—
Memorandum items: subordinated liabilities	23	—	—	—
FINANCIAL LIABILITIES AT AMORTIZED COST		1,421,184	1,484,322	1,468,703
Deposits		1,072,384	1,126,439	1,125,308
Central banks	20	18,542	24,882	48,782
Credit institutions	20	74,692	90,012	81,246
Customers	21	979,150	1,011,545	995,280
Marketable debt securities	22	312,704	317,967	303,208
Other financial liabilities	24	36,096	39,916	40,187
Memorandum items: subordinated liabilities	23	29,287	35,813	30,912
HEDGING DERIVATIVES	36	4,248	4,752	7,656
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	54	49	(9)	55
LIABILITIES UNDER INSURANCE CONTRACTS	15	18,737	17,829	17,799
PROVISIONS	25	8,355	8,407	8,441
Pensions and other post-retirement obligations		1,656	1,731	2,225
Other long term employee benefits		993	915	880
Taxes and other legal contingencies		2,989	2,717	2,715
Contingent liabilities and commitments		713	710	702
Other provisions		2,004	2,334	1,919
TAX LIABILITIES		9,568	9,598	9,932
Current tax liabilities		3,664	3,322	3,846
Deferred tax liabilities	27	5,904	6,276	6,086
OTHER LIABILITIES	26	15,937	16,344	17,598
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		62,995	—	—
TOTAL LIABILITIES		1,754,767	1,729,754	1,692,821

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2025, 2024 AND 2023
EUR million

EQUITY	Note	2025	2024	2023
SHAREHOLDERS´ EQUITY	30	141,144	135,196	130,443
CAPITAL	31	7,345	7,576	8,092
Called up paid capital		7,345	7,576	8,092
Unpaid capital which has been called up		—	—	—
SHARE PREMIUM	32	36,792	40,079	44,373
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL	34	—	—	720
Equity component of the compound financial instrument		—	—	—
Other equity instruments issued		—	—	720
OTHER EQUITY	34	273	217	195
ACCUMULATED RETAINED EARNINGS	33	91,959	82,326	74,114
REVALUATION RESERVES	33	—	—	—
OTHER RESERVES	33	(7,532)	(5,976)	(5,751)
Reserves or accumulated losses in joint venture investments		1,643	1,831	1,762
Others		(9,175)	(7,807)	(7,513)
(-) OWN SHARES	34	(96)	(68)	(1,078)
PROFIT OR LOSS ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT		14,101	12,574	11,076
(-) INTERIM DIVIDENDS	4	(1,698)	(1,532)	(1,298)
OTHER COMPREHENSIVE INCOME OR LOSS	29	(37,974)	(36,595)	(35,020)
Items that will not be reclassified to profit or loss		(4,121)	(4,757)	(5,212)
Items that may be reclassified to profit or loss		(33,853)	(31,838)	(29,808)
NON-CONTROLLING INTEREST	28	9,578	8,726	8,818
Other comprehensive income or loss		(1,947)	(2,020)	(1,559)
Other items		11,525	10,746	10,377
TOTAL EQUITY		112,748	107,327	104,241
TOTAL LIABILITIES AND EQUITY		1,867,515	1,837,081	1,797,062
MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS	35
Loan commitments granted		321,234	302,861	279,589
Financial guarantees granted		17,449	16,901	15,435
Other commitments granted		148,118	134,493	113,273

The accompanying notes 1 to 55 and appendices are an integral part of the consolidated balance sheet as of 31 December 2025.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2025, 2024 AND 2023
EUR million

	(Debit) Credit
	Note	2025	2024	2023
Interest income	38	101,710	109,012	101,742
Financial assets at fair value through other comprehensive income		5,713	6,931	5,533
Financial assets at amortized cost		76,248	80,992	74,799
Other interest income		19,749	21,089	21,410
Interest expense	39	(59,362)	(65,225)	(61,092)
Interest income/(charges)		42,348	43,787	40,650
Dividend income	40	715	710	568
Income from companies accounted for using the equity method	13	665	687	591
Commission income	41	17,387	16,834	15,644
Commission expense	42	(4,411)	(4,458)	(4,149)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	43	127	(117)	96
Financial assets at amortized cost		(89)	(190)	(3)
Other financial assets and liabilities		216	73	99
Gain or losses on financial assets and liabilities held for trading, net	43	1,017	1,344	2,316
Reclassification of financial assets at fair value through other comprehensive income		—	—	—
Reclassification of financial assets at amortized cost		—	—	—
Other gains (losses)		1,017	1,344	2,316
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	43	1,106	495	198
Reclassification of financial assets at fair value through other comprehensive income		—	—	—
Reclassification of financial assets at amortized cost		—	—	—
Other gains (losses)		1,106	495	198
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	43	(307)	691	(92)
Gain or losses from hedge accounting, net	43	12	14	69
Exchange differences, net	44	407	(216)	(22)
Other operating incomeA	45	1,583	846	1,137
Other operating expenses	45	(2,429)	(2,595)	(3,066)
Income from insurance and reinsurance contracts		476	470	460
Expenses from insurance and reinsurance contracts		(385)	(449)	(449)

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2025, 2024 AND 2023
EUR million

	(Debit) Credit
	Note	2025	2024	2023
Total income		58,311	58,043	53,951
Administrative expenses		(21,601)	(22,036)	(21,598)
Staff costs	46	(13,656)	(13,851)	(13,299)
Other general administrative expenses	47	(7,945)	(8,185)	(8,299)
Depreciation and amortisation cost	16 and 18	(3,178)	(3,179)	(3,086)
Provisions or reversal of provisions, net	25	(2,302)	(3,062)	(2,058)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes		(12,546)	(12,136)	(12,298)
Financial assets at fair value through other comprehensive income		(29)	1	(24)
Financial assets at amortized cost	10	(12,517)	(12,137)	(12,274)
Impairment or reversal of impairment of investments in subsidiaries, joint ventures and associates, net	17 and 18	—	—	—
Impairment or reversal of impairment on non-financial assets, net		(251)	(624)	(237)
Tangible assets	16	(129)	(382)	(135)
Intangible assets	17 and 18	(112)	(231)	(73)
Others		(10)	(11)	(29)
Gain or losses on non-financial assets and investments, net	48	—	368	312
Negative goodwill recognized in results		22	—	39
Gains or losses on non-current assets held for sale not classified as discontinued operations	49	226	(27)	(20)
Operating profit/(loss) before tax		18,681	17,347	15,005
Tax expense or income from continuing operations	27	(4,723)	(4,844)	(3,880)
Profit/(loss) from continuing operations		13,958	12,503	11,125
Profit/(loss) after tax from discontinued operations	37	1,542	1,241	1,058
Profit/(loss) for the year		15,500	13,744	12,183
Profit/(loss) attributable to non-controlling interests	28	1,399	1,170	1,107
Profit/(loss) attributable to the parent		14,101	12,574	11,076
Earnings/(losses) per share
Basic	4	0.905	0.771	0.654
Diluted	4	0.900	0.768	0.651

A. Includes EUR -486 million at 31 December 2025 (EUR -1,225 and EUR -1,016 at 31 December 2024 and 2023, respectively) derived from the net loss generated in Argentina as a result of the application of IAS 29 Financial reporting in hyperinflationary economies.
The accompanying notes 1 to 55 and appendices are an integral part of the consolidated income statement for the year ended 31 December 2025.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE FOR THE YEARS ENDED 31 DECEMBER 2025, 2024 AND 2023
EUR million
	Note	2025	2024	2023
CONSOLIDATED PROFIT/(LOSS) FOR THE YEAR		15,500	13,744	12,183
OTHER RECOGNISED INCOME AND EXPENSE		(1,858)	(2,339)	614
Items that will not be reclassified to profit or loss	29	100	219	(964)
Actuarial gains and losses on defined benefit pension plans		(73)	(584)	(1,038)
Non-current assets held for sale		10	—	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates		1	(3)	(5)
Changes in the fair value of equity instruments measured at fair value through other comprehensive income		245	447	(162)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net	36	—	—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		(76)	20	(29)
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		76	(20)	29
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		(160)	277	(120)
Income tax relating to items that will not be reclassified		77	82	361
Items that may be reclassified to profit or loss	29	(1,958)	(2,558)	1,578
Hedges of net investments in foreign operations (effective portion)	36	195	420	(1,888)
Revaluation gains (losses)		195	420	(1,888)
Amounts transferred to income statement		—	—	—
Other reclassifications		—	—	—
Exchanges differences		(3,399)	(3,047)	1,017
Revaluation gains (losses)		(3,399)	(3,047)	1,009
Amounts transferred to income statement		—	—	8
Other reclassifications		—	—	—
Cash flow hedges (effective portion)	36	867	558	2,592
Revaluation gains (losses)		158	(698)	(30)
Amounts transferred to income statement		709	1,256	2,622
Transferred to initial carrying amount of hedged items		—	—	—
Other reclassifications		—	—	—
Hedging instruments (items not designated)	36	(14)	—	—
Revaluation gains (losses)		(1)	—	—
Amounts transferred to income statement		(13)	—	—
Other reclassifications		—	—	—
Debt instruments at fair value with changes in other comprehensive income		613	(493)	858
Revaluation gains (losses)	29	715	(447)	852
Amounts transferred to income statement		(102)	(46)	6
Other reclassifications		—	—	—
Non-current assets held for sale		274	—	—
Revaluation gains (losses)		267	—	—
Amounts transferred to income statement		7	—	—
Other reclassifications		—	—	—
Share of other recognised income and expense of investments		20	(108)	19
Income tax relating to items that may be reclassified to profit or loss		(514)	112	(1,020)
Total recognised income and expenses for the year		13,642	11,405	12,797
Attributable to non-controlling interests		1,452	709	1,401
Attributable to the parent		12,190	10,696	11,396

The accompanying notes 1 to 55 and appendices are an integral part of the consolidated statement of recognised income and expense for the year ended 31 December 2025.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED 31 DECEMBER 2025, 2024 AND 2023
EUR million

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings
Balance at 31 December 2024	7,576	40,079	0	217	82,326
Adjustments due to errors	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—
Opening balance at 1 January 2025	7,576	40,079	—	217	82,326
Total recognised income and expense	—	—	—	—	—
Other changes in equity	(231)	(3,287)	—	56	9,633
Issuance of ordinary shares	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—
Capital reduction	(231)	(3,287)	—	—	—
Dividends	—	—	—	—	(1,643)
Purchase of equity instruments	—	—	—	—	—
Disposal of equity instruments	—	—	—	—	—
Transfer from equity to liabilities	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—
Transfers between equity items	—	—	—	—	11,276
Increases (decreases) due to business combinations	—	—	—	—	—
Share-based payment	—	—	—	(67)	—
Others increases or (-) decreases in equity	—	—	—	123	—
Balance at 31 December 2025	7,345	36,792	—	273	91,959
The accompanying notes 1 to 55 and appendices are an integral part of the consolidated statement of changes in total equity for the year ended 31 December 2025.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

						Non-controlling interest
Revaluation reserves	Other reserves	(-) Own shares	Profit attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprehensive income	Other items	Total
—	(5,976)	(68)	12,574	(1,532)	(36,595)	(2,020)	10,746	107,327
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	(5,976)	(68)	12,574	(1,532)	(36,595)	(2,020)	10,746	107,327
—	—	—	14,101	—	(1,911)	53	1,399	13,642
—	(1,556)	(28)	(12,574)	(166)	532	20	(620)	(8,221)
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	231	3,287	—	—	—	—	(8)	(8)
—	—	—	—	(1,698)	—	—	(896)	(4,237)
—	—	(4,081)	—	—	—	—	—	(4,081)
—	34	766	—	—	—	—	—	800
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	(766)	—	(12,574)	1,532	532	20	(20)	—
—	—	—	—	—	—	—	(5)	(5)
—	—	—	—	—	—	—	—	(67)
—	(1,055)	—	—	—	—	—	309	(623)
—	(7,532)	(96)	14,101	(1,698)	(37,974)	(1,947)	11,525	112,748

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED 31 DECEMBER 2025, 2024 AND 2023
EUR million

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings
Balance at 31 December 2023	8,092	44,373	720	195	74,114
Adjustments due to errors	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—
Opening balance at 1 January 2024	8,092	44,373	720	195	74,114
Total recognised income and expense	—	—	—	—	—
Other changes in equity	(516)	(4,294)	(720)	22	8,212
Issuance of ordinary shares	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—
Maturity of other financial instruments	—	—	(751)	—	—
Conversion of financial liabilities into equity	—	—	—	—	—
Capital reduction	(516)	(4,294)	—	—	—
Dividends	—	—	—	—	(1,485)
Purchase of equity instruments	—	—	—	—	—
Disposal of equity instruments	—	—	—	—	—
Transfer from equity to liabilities	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—
Transfers between equity items	—	—	—	—	9,697
Increases (decreases) due to business combinations	—	—	—	—	—
Share-based payment	—	—	—	(62)	—
Others increases or (-) decreases in equity	—	—	31	84	—
Balance at 31 December 2024	7,576	40,079	—	217	82,326

The accompanying notes 1 to 55 and appendices are an integral part of the consolidated statement of changes in total equity for the year ended 31 December 2025.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

						Non-controlling interest
Revaluation reserves	Other reserves	(-) Own shares	Profit attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprehensive income	Other items	Total
—	(5,751)	(1,078)	11,076	(1,298)	(35,020)	(1,559)	10,377	104,241
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	(5,751)	(1,078)	11,076	(1,298)	(35,020)	(1,559)	10,377	104,241
—	—	—	12,574	—	(1,878)	(461)	1,170	11,405
—	(225)	1,010	(11,076)	(234)	303	—	(801)	(8,319)
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	(590)	(1,341)
—	—	—	—	—	—	—	—	—
—	516	4,294	—	—	—	—	(93)	(93)
—	—	—	—	(1,532)	—	—	(660)	(3,677)
—	—	(4,038)	—	—	—	—	—	(4,038)
—	8	754	—	—	—	—	—	762
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	(215)	—	(11,076)	1,298	303	—	(7)	—
—	—	—	—	—	—	—	(8)	(8)
—	—	—	—	—	—	—	—	(62)
—	(534)	—	—	—	—	—	557	138
—	(5,976)	(68)	12,574	(1,532)	(36,595)	(2,020)	10,746	107,327

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED 31 DECEMBER 2025, 2024 AND 2023
EUR million

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings
Balance at 31 December 2022	8,397	46,273	688	175	66,702
Adjustments due to errors	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—
Opening balance at 1 January 2023	8,397	46,273	688	175	66,702
Total recognised income and expense	—	—	—	—	—
Other changes in equity	(305)	(1,900)	32	20	7,412
Issuance of ordinary shares	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—
Capital reduction	(305)	(1,900)	—	—	—
Dividends	—	—	—	—	(963)
Purchase of equity instruments	—	—	—	—	—
Disposal of equity instruments	—	—	—	—	—
Transfer from equity to liabilities	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—
Transfers between equity items	—	—	—	—	8,375
Increases (decreases) due to business combinations	—	—	—	—	—
Share-based payment	—	—	—	(60)	—
Others increases or (-) decreases in equity	—	—	32	80	—
Balance at 31 December 2023	8,092	44,373	720	195	74,114

The accompanying notes 1 to 55 and appendices are an integral part of the consolidated statement of changes in total equity for the year ended 31 December 2025.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

						Non-controlling interest
Revaluation reserves	Other reserves	(-) Own shares	Profit attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprehensive income	Other items	Total
—	(5,454)	(675)	9,605	(979)	(35,628)	(1,856)	10,337	97,585
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	(5,454)	(675)	9,605	(979)	(35,628)	(1,856)	10,337	97,585
—	—	—	11,076	—	320	294	1,107	12,797
—	(297)	(403)	(9,605)	(319)	288	3	(1,067)	(6,141)
—	—	—	—	—	—	—	1	1
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	305	1,900	—	—	—	—	—	—
—	—	—	—	(1,298)	—	—	(748)	(3,009)
—	—	(3,109)	—	—	—	—	—	(3,109)
—	13	806	—	—	—	—	—	819
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	(37)	—	(9,605)	979	288	3	(3)	—
—	—	—	—	—	—	—	(364)	(364)
—	—	—	—	—	—	—	—	(60)
—	(578)	—	—	—	—	—	47	(419)
—	(5,751)	(1,078)	11,076	(1,298)	(35,020)	(1,559)	10,377	104,241

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 2025, 2024 AND 2023
EUR million
	Note	2025	2024	2023
A. CASH FLOWS FROM OPERATING ACTIVITIES		(14,835)	(24,155)	5,015
Profit or loss for the year		15,500	13,744	12,183
Adjustments made to obtain the cash flows from operating activities		31,347	28,361	26,948
Depreciation and amortisation cost		3,178	3,179	3,086
Other adjustments		28,169	25,182	23,862
Net increase/(decrease) in operating assets		119,257	117,996	74,982
Financial assets held-for-trading		25,776	62,460	18,332
Non-trading financial assets mandatorily at fair value through profit or loss		1,867	31	286
Financial assets at fair value through profit or loss		146	(1,850)	874
Financial assets at fair value through other comprehensive income		(6,733)	10,225	(4,470)
Financial assets at amortized cost		97,964	45,995	60,525
Other operating assets		237	1,135	(565)
Net increase/(decrease) in operating liabilities		62,529	57,616	46,080
Financial liabilities held-for-trading		20,654	34,256	5,450
Financial liabilities designated at fair value through profit or loss		5,858	(3,854)	(11)
Financial liabilities at amortized cost		35,719	34,164	40,138
Other operating liabilities		298	(6,950)	503
Income tax recovered/(paid)		(4,954)	(5,880)	(5,214)
B. CASH FLOWS FROM INVESTING ACTIVITIES		534	(3,712)	(5,366)
Payments		7,925	11,355	15,056
Tangible assets	16	5,854	8,494	11,446
Intangible assets	18	1,805	2,104	2,197
Investments	13	79	686	139
Subsidiaries and other business units		187	71	1,274
Non-current assets held for sale and associated liabilities		—	—	—
Other payments related to investing activities		—	—	—
Proceeds		8,459	7,643	9,690
Tangible assets	16	5,206	5,966	7,074
Intangible assets	18	—	—	—
Investments	13	749	681	814
Subsidiaries and other business units		54	8	885
Non-current assets held for sale and associated liabilities	12	2,450	988	917
Other proceeds related to investing activities		—	—	—
C. CASH FLOW FROM FINANCING ACTIVITIES		(14,203)	(5,510)	(2,058)
Payments		17,743	14,045	10,187
Dividends	4	3,341	3,017	2,261
Subordinated liabilities	23	8,822	4,096	2,931
Redemption of own equity instruments		—	751	—
Acquisition of own equity instruments		4,081	4,038	3,109
Other payments related to financing activities		1,499	2,143	1,886
Proceeds		3,540	8,535	8,129
Subordinated liabilities	23	2,287	7,001	7,007
Issuance of own equity instruments		—	—	—
Disposal of own equity instruments		815	765	825
Other proceeds related to financing activities		438	769	297

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 2025, 2024 AND 2023
EUR million
	Note	2025	2024	2023
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		(8,908)	5,243	(322)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(37,412)	(28,134)	(2,731)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		192,208	220,342	223,073
G. CASH AND CASH EQUIVALENTS AT END OF THE YEAR		154,796	192,208	220,342
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF THE YEAR
Cash		7,357	9,253	8,621
Cash equivalents at central banks		135,330	170,914	199,932
Other financial assets		9,594	12,041	11,789
Less, bank overdrafts refundable on demand		—	—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE YEAR		152,281	192,208	220,342
In which, restricted cash		—	—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	12	2,515	—	—

The accompanying notes 1 to 55 and appendices are an integral part of the consolidated statement of cash flows for the year ended 31 December 2025.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Notes to the consolidated financial statements

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Banco Santander, S.A., and Companies composing Grupo Santander
Notes to the consolidated financial statements (consolidated annual accounts) for the year ended 31 December 2025.
1. Introduction, basis of presentation of the consolidated financial statements (consolidated annual accounts) and other information
a) Introduction
Banco Santander, S.A.. ('the parent' or 'Banco Santander'), is a private-law entity subject to the rules and regulations applicable to banks operating in Spain, where it was constituted and currently maintains its legal domicile, which is paseo de Pereda, numbers 9 to 12, 39004, Santander, Spain.
The principal headquarters of Banco Santander are located in Ciudad Grupo Santander, Avenida Cantabria s/n, 28660, Boadilla del Monte, Madrid, Spain.
The corporate purpose of Banco Santander, S.A. mainly entails carrying out all kinds of activities, operations and services inherent to the banking business in general and permitted by current legislation, and the acquisition, holding, enjoyment and disposal of all kinds of securities.
In addition to the operations carried on directly by it, Banco Santander is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Grupo Santander ('Santander' or 'the Group'). Therefore, Banco Santander is obliged to prepare, in addition to its own separate financial statements, the Group's consolidated financial statements, which also include the interests in joint ventures and investments in associates.
At 31 December 2025, Grupo Santander consisted of 755 subsidiaries of Banco Santander, S.A. In addition, other 191 companies are associates of the Group, joint ventures or companies of which the Group holds more than 5% (excluding the Group companies of negligible interest with respect to the fair presentation that the annual accounts must express).
Grupo Santander consolidated financial statements for 2023 were approved by the shareholders at the group´s annual general meeting on 22 March 2024. Grupo Santander consolidated financial statements for 2024 were approved by the shareholders at the group´s annual general meeting on 4 April 2025. The Group's 2025 consolidated financial statements, the financial statements of the parent and of substantially all the Group companies have not been approved yet by their shareholders at the respective annual general meetings. However, Banco Santander board of directors considers that the aforementioned financial statements will be approved without any significant changes.
b) Basis of presentation of the consolidated financial statements
Under Regulation (EC) n.º 1606/2002 of the European Parliament and of the Council of 19 July 2002 all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after 1 January 2005 in conformity with the International Financial Reporting Standards ('IFRS') previously adopted by the European Union ('EU-IFRS').
In order to adapt the accounting system of Spanish credit institutions with the principles and criteria established by the IFRS adopted by the European Union ('EU-IFRS'), the Bank of Spain published circular 4/2017, dated 27 November 2017, on Public and Confidential Financial Reporting Standards and Financial Statement Formats and the following regulations.
Particularly, during 2025 and 2023, the Bank of Spain published Circulars 1/2025 of 19 December of 2025, and 1/2023 of 24 February of 2023, amending Circular 4/2017 of 27 November to credit institutions on Public and Confidential Financial Reporting Standards and Financial Statement Formats.
Grupo Santander consolidated financial statements for 2025 were authorised by the Bank's directors (at the board meeting on 24 February 2026) in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain circular 4/2017 and subsequent modifications, and Spanish corporate and commercial law applicable to the Group, using the basis of consolidation, accounting policies and measurement bases set forth in note 2, accordingly, they present fairly the Group's equity and financial position at 31 December 2025, 2024 and 2023 and the consolidated results of its operations and the consolidated cash flows in 2025, 2024 and 2023. These consolidated annual accounts have been prepared on the basis of the accounting records held by Banco Santander and by each of the other companies of the Group, and include the adjustments and reclassifications required to standardise the accounting policies and valuation criteria applied by Grupo Santander. The consolidated financial statements are also in compliance with IFRS as issued by the International Accounting Standards Board ('IFRS – IASB' and together with IFRS adopted by the European Union, 'IFRS').
The notes to the consolidated financial statements contain additional information to that presented in the consolidated balance sheet, consolidated income statement, consolidated statement of recognised income and expense, consolidated statement of changes in total equity and consolidated statement of cash flows. The notes provide, in a clear, relevant, reliable and comparable manner, narrative descriptions and breakdowns of these statements.
The information contained in the consolidated income statement has been reclassified as a result of the change in the presentation for certain charges at 31 December 2025 in the amount of EUR 427 million, mainly levies and other expenses, of which EUR 359 million have been reclassified from the line item 'Other provisions' to the line item 'Other operating expenses'.
The figures of the consolidated annual accounts are presented in millions of euros unless another alternative monetary unit is indicated, rounded to the nearest million unit.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Adoption of new standards and interpretations issued
The following modifications came into force and were adopted by the European Union in 2025:
•IAS 21 Effects of changes in foreign currency exchange rates: IAS 21 established the requirements to apply when there is a temporary lack of interchangeability between two currencies, but did not give indications when this situation was not temporary. Given this scenario, IAS 21 has been modified establishing the criteria to identify these situations, specifying how entities should estimate the spot exchange rate, the methodologies and data to be considered, as well as the associated disclosure requirements. This modification was applied in advance by the Group on 31 December 2024. For more information, see Note 2.a.iv.
The application of the aforementioned amendment to accounting standards and interpretations did not have any material effects on Grupo Santander consolidated financial statements.
Likewise, at the date of approval of these consolidated annual accounts, the following standards which effectively came into force have effective dates after 31 December 2025:
•Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures: (i) amendments to classification and measurement requirements related to the assessment of contractual cash flows of certain financial assets (with ESG characteristics, non-recourse or contractually linked); (ii) an accounting policy option for the derecognition of financial liabilities settled through an electronic payment system is included; (iii) the disclosure requirements related to equity instruments designated at fair value through other comprehensive income are amended; (iv) disclosure requirements are included for financial instruments with contingent characteristics that may modify their contractual cash flows. These amendments will be applicable from 1 January 2026.
•Amendments to IFRS 9 and IFRS 7 - Nature-dependent electricity contracts for electricity contracts dependent on energy sources and susceptible to variations due to uncontrollable factors, such as weather conditions, this modification: (i) clarifies the application of the 'own use' requirements; (ii) allows hedge accounting if these contracts were used as hedging instruments; and, (iii) adds new filing requirements for greater clarity on the impact of these contracts. These modifications will be applicable form 1 January 2026.
•IFRS 18 Presentation and Disclosure in Financial Statements, which replaces IAS 1 Presentation of Financial Statements, (i) improves the comparability of the income statement by defining its structure into three categories (operating, investing, and financing) and presenting defined subtotals, including operating profit; (ii) breaks down in the financial statements certain management-defined performance measures related to the income statement; and (iii) improves the aggregation of information for disclosure in the financial statements or notes. The new standard will be applicable from 1 January 2027.
•Amendments to IFRS Improvement Cycle: introduces minor amendments, effective from 1 January 2026, to the following standards:
•IFRS 1 First-time Adoption of International Financial Reporting Standards, for hedge accounting in first adoption.
•IFRS 7 Financial Instruments: Disclosures: updated references and alignment with IFRS 13, as well as clarifications in the Implementation Guidance.
•IFRS 9 Financial Instruments: amendment to apply derecognition criteria to lease liabilities recorded by the lessee and replacement of the term 'transaction price' with 'the amount determined in accordance with IFRS 15'.
•IFRS10 Consolidated Financial Statements: Determining a 'de facto agent'.
•IAS 7 Statement of Cashflows: replacing the term 'cost method' with 'cost'.
Finally, at the date of approval of these consolidated annual accounts, the following standards which effectively come into force after 31 December 2025 had not yet been adopted by the European Union:
•IFRS 19 Subsidiaries without Public Accountability: Disclosures: this new standard works alongside other IFRS Accounting Standards. An eligible subsidiary applies the requirements in other IFRS Accounting Standards except for the disclosure requirements and instead applies the reduced disclosure requirements in IFRS 19. A subsidiary is eligible if: (i) it does not have public accountability; and (ii) it has an ultimate or intermediate parent that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards. Applicable from 1 January 2027.
•IFRS 19 Subsidiaries without Public Accountability: Disclosures: these new amendments help eligible subsidiaries reduce disclosures related to IFRS standards and amendments issued between February 2021 and May 2024. With these amendments, IFRS 19 reflects the IFRS changes that will take effect up to 1 January 2027, when IFRS 19 will become applicable.
•Amendments to IAS 21 The effects of Changes in Foreign Exchange Rates: Translation to a Hyperinflationary Presentation Currency: establishes how to translate financial statements when the presentation currency is subject to hyperinflation. Requires converting all amounts, including comparatives, at the closing exchange rates and restating them in accordance with IAS 29. Furthermore, introduces additional disclosures to enhance comparability and reduce diversity in practice. Applicable from 1 January 2027, with early application permitted.
Grupo Santander is currently analyzing the possible effects of these new standards and interpretations, and unless expressly indicated otherwise, no significant impacts are expected from their application.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
During 2025, the Group completed the project to adapt its accounting policies relating to hedging transactions to the hedge accounting requirements set out in IFRS 9 (see Note 2.d.v). The main impacts of this change on the accounting for hedging relationships are primarily due to: (i) the mandatory separation of the time value of options (when the hedged risk is the intrinsic value); (ii) and the optional separation of the forward element of foreign exchange forward contracts for all hedges, as well as (iii) the separation of the foreign currency basis spread of a foreign exchange derivative for each hedging relationship. The application of these options to hedges designated before 31 December 2024 did not have a material impact on the Group's consolidated statement of financial position or consolidated profit or loss.
All accounting policies and measurement bases with a material effect on the consolidated financial statements for 2025 were applied in the preparation of these consolidated annual accounts.
c) Use of accounting estimates
The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by Banco Santander in preparing the consolidated financial statements.
The main accounting policies and measurement bases are set forth in note 2.
In the consolidated financial statements estimates were occasionally made by the senior management of Grupo Santander in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:
•The impairment losses on certain assets: it applies to financial assets at fair value through other comprehensive income, financial assets at amortised cost, non-current assets held for sale, investments, tangible assets and intangible assets (see Notes 6, 7, 10, 12, 13, 16, 17, 18 and 54).
•The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations (see Note 25).
•The useful life of the tangible and intangible assets (see Notes 16 and 18).
•The measurement of the impairment in goodwill arising on consolidation (see Note 17).
•The calculation of provisions and the consideration of contingent liabilities (see Note 25).
•The fair value of certain unquoted assets and liabilities (see Notes 6, 7, 8, 9, 10, 11, 20, 21 and 22).
•The recoverability of deferred tax assets (see Note 27).
•The fair value of the identifiable assets acquired and the liabilities assumed in business combinations in accordance with IFRS 3 (see Note 17).
•The measurement of assets under reinsurance contracts and liabilities under insurance contracts (see Note 15).
To update the previous estimates, the Group's management has taken into account the current macroeconomic scenario, characterized by persistent geopolitical tensions and changing financial conditions, as well as the evolution of monetary and fiscal policies in major economies. The analysis also considers developments in interest rates, credit spreads, and currency movements, along with labor market trends in the geographies where the Group operates.
The Group's management has evaluated in particular the uncertainties caused by the current environment in relation to credit risk, maintaining active oversight of clients in geographies and sectors more exposed to international trade tensions, global geopolitical uncertainty and the impact of public debt containment policies or fiscal stimulus measures, liquidity and market risks, taking into account the best available information, to estimate the impact on the credit portfolio's impairment provision, and in the debt instruments' interest rates and valuation, developing in the notes the main estimates made during the period ended December 31, 2025 (see notes 10, 17, 50 and 54).
Although these estimates have been made on the basis of the best information available at the end of the year 2025, and considering information updated at the date of preparation of these consolidated annual accounts, it is possible that events that may take place in the future may make it necessary to modify them (upwards or downwards) in the coming years, which would be done, if appropriate, in a prospective manner, recognising the effects of the change in estimate in the corresponding consolidated income statement.
d) Information relating to 2024 and 2023
The information in the consolidated income statement from 2024 and 2023 has been restated, as a result of the agreement for the sale of Santander Bank Polska S.A. by Grupo Santander, as required by IFRS 5 (see, mainly, Notes 3 and 37, as well as the rest of the notes of the profit and loss account).
Additionally, the segment information corresponding to the years ended 31 December 2024 and 2023 has been restated, in accordance with the changes in the segments' composition of Grupo Santander, as required by IFRS 8 (see note 52).
The information contained in the consolidated income statements relating to the periods 2024 and 2023 has been modified as a result of the retrospective application of the change in the presentation for certain charges in the amounts of EUR 403 million and EUR 352 million, respectively (see Note 1.b).
In order to interpret the changes in the balances with respect to 31 December 2025, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by Grupo Santander in view of its geographic diversity (see note 52.b) and the impact of the appreciation/depreciation of the various currencies against the euro in 2025, based on the exchange rates at the end of 2025: Mexican peso (2.05%), US dollar (-11.62%), Brazilian real (-0.47%), Argentinian peso (-37.23%), Sterling pound (-4.99%), Chilean peso (-2.57%), and Polish zloty (1.30%); as well as the evolution of the comparable average rates: Mexican peso (-8.95%), US dollar (-4.15%), Brazilian real (-7.86%), Sterling pound (-1.20%), Chilean peso (-4.90%) and Polish zloty (1.56%).

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
e) Capital management
i. Regulatory and economic capital
Credit institutions must comply with a set of minimum capital and liquidity requirements. These minimum requirements are regulated by the European Capital Requirements Regulation (CRR), which is directly applicable within the Spanish legal framework, and by the Capital Requirements Directive (CRD).
On 19 June 2024, the final texts of the update to the banking package were published in the Official Journal of the European Union: Regulation (EU) 2024/1623 (hereinafter, CRR 3), which amends the CRR with regard to requirements for credit risk, credit valuation adjustment risk, operational risk, market risk and the floor on risk-weighted assets (known as the output floor), as well as Directive (EU) 2024/1619 (hereinafter, CRD VI), which amends the CRD as regards supervisory powers, sanctions, third-country branches, and environmental, social and governance risks.
The update to the banking package aims, on the one hand, to implement the final Basel III reforms and, on the other, to strengthen the harmonisation of banking supervision within the European Union (EU).
CRR 3, applicable since 1 January 2025, introduce greater risk sensitivity into standardised approaches, reduce the variability of risk-weighted assets among banks using internal models to calculate capital requirements, and enhance comparability across banks.
Under CRD VI, the ambition to achieve more robust supervision and to safeguard financial stability is reflected in a set of rules affecting fit-and-proper requirements, an extended scope resulting from the revision of certain definitions, and new provisions regarding the establishment of third-country branches in the EU, with the aim of achieving greater regulatory harmonisation and improved supervision of this type of entity.
Although most CRR 3 provisions apply since 1 January 2025, for certain provisions the regulator has established a gradual implementation (phase-in) period until 2030 in order to give the industry sufficient time to build up the capital required to meet the requirements on a fully loaded basis.
Regarding Market Risk, the European Commission and the European Parliament have approved an additional 12-month delay to the entry into force of the new market risk capital framework, or FRTB, until 1 January 2027. Beyond this date, the CRR 3 does not allow for any further delay, as postponements are limited to two years. This delay also covers other provisions, such as the separation between the trading book and the banking book, the internal risk transfer regime, etc.
The CRR 3/CRD VI package contains 140 mandates for the EBA to develop Level 2 or Level 3 legislation (regulatory technical standards, implementing technical standards and guidelines—RTS, ITS and GL, for their acronyms) and to issue opinions and reports to further specify certain aspects of the regulation. In this context, the EBA published its roadmap (EBA Roadmap) at the end of 2023, structuring the implementation of the banking package around four sequential phases, under which the authority will address the various mandates in an orderly manner based on their latest legal application dates (up to four years after the entry into force of CRR 3 and CRD VI). In addition, at the end of 2024, the EBA published its 2025 work programme, setting out the guidelines for addressing these mandates during the year. This has resulted in the publication of various consultations throughout the year on RTS, ITS and Guidelines, such as, for example:
–Regulatory Technical Standards (RTS) on off-balance-sheet exposures and unconditionally cancellable commitments
–Regulatory Technical Standards (RTS) on material changes to IRB models and model extensions
–Revision of the Guidelines on the revised definition of default
–Regulatory Technical Standards (RTS) and Implementing Technical Standards (ITS) on operational risk
In its 2025 Work Programme, the EBA undertook, among other initiatives, the revision of the SREP Guidelines, the consultation for which was published on 24 October, with the aim of updating them based on three pillars: legislative changes (CRR 3 and CRD VI, IRRBB/CSRBB, DORA, etc.), lessons learned, and structural changes intended to improve the usability of the Guidelines. The consultation period was set to run until early February 2026, and following the conclusion of the consultation process, the Guidelines are expected to enter into force on 1 January 2027.
On 28 July 2025, the ECB published a revised version of its Guide to Internal Models, with the objective of reflecting the regulatory changes introduced by CRR 3 in relation to internal models for credit, counterparty credit and market risk; clarifying supervisory expectations for internal models that make use of machine learning; and enhancing transparency and supervisory harmonisation. This revision builds on the experience accumulated by the ECB since the first publication of the Guide in 2019.
On 25 July 2025, the ECB also published the final Guide on Options and Discretions, following a consultation process launched in November 2024. The Guide introduces clarifications and adjustments to the treatment of market risk and operational risk, as well as to the conditions under which minority interests may be included in group capital, among other aspects.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Regarding resolution regulation, institutions are required to maintain an adequate funding structure to ensure that, in the event of financial distress, they hold sufficient liabilities to absorb losses and either restore viability or be resolved while safeguarding depositor protection and financial stability. To this end, global systemically important institutions are subject to minimum loss-absorbing capacity requirements, namely Total Loss-Absorbing Capacity (TLAC) and the Minimum Requirement for own funds and Eligible Liabilities (MREL), as regulated under CRR 3 and the Bank Recovery and Resolution Directive (BRRD).
On 25 October 2022, a regulation on the prudential treatment of global systemically important institutions was published, amending both the CRR and the BRRD with respect to the prudential treatment of G-SIBs with a multiple point of entry (MPE) resolution strategy, as well as the methods for the indirect subscription of eligible instruments (daisy chains) for the purpose of meeting MREL requirements. This regulation, known as the Resolution 'Quick Fix', pursues two main objectives:
•The inclusion in the BRRD and CRR 3 of references to third-country subsidiaries allowing for adjustments to the deduction for holdings of TLAC instruments issued by such subsidiaries, based on excess TLAC/MREL at subsidiary level, as well as adjustments in cases where the aggregate own funds and eligible liabilities requirements of a G-SIB under an MPE strategy exceed the theoretical requirements of the same group under a single point of entry (SPE) strategy. This adjustment is therefore based on a comparison between the two possible resolution strategies.
•The introduction of a deduction regime for holdings of MREL instruments through entities within the same resolution group other than the resolution entity. The Regulation establishes a deduction at the level of the intermediate entity within the daisy chain that repurchases the instruments. As a result, the intermediate entity is required to issue an equivalent amount, thereby transferring internal MREL needs to the resolution entity, which will cover them with external MREL.
In this context, in 2025 the EBA published the Final Report on the draft Implementing Technical Standards (ITS) on resolution planning, aimed at further harmonising reporting requirements.
Regarding Deposit Guarantee Schemes (DGS), these are regulated under the Deposit Guarantee Schemes Directive (DGSD), which has not undergone substantial amendments since its publication in 2014. The Directive aims to harmonise DGS across Member States to ensure stability and consistency across countries. It establishes an appropriate framework to improve depositor access to DGS through a clear scope of coverage, short repayment periods, enhanced information, and robust funding requirements. The Directive has been transposed into Spanish law through Royal Decree 2606/1996, as amended by Royal Decree 1041/2021.
To ensure the protection of depositors, DGS collect financial resources through contributions from their members, which must be paid at least annually. These annual contributions are determined based on the number of covered deposits and the risk profile of the institutions affiliated with the DGS. The methodology for calculating contributions is set out in the EBA Guidelines (EBA/GL/2023/02).
In June 2025, the Council and the European Parliament reached a political agreement, which still needs to be finalized at a technical level as a prerequisite for its final formal approval.
Within the sustainability field from a prudential perspective, the implementation of the CRR 3/CRD VI package has progressed, introducing specific requirements to integrate environmental, social and governance (ESG) risks into the prudential framework. With the aim of assessing whether a specific prudential treatment is warranted, the CRR establishes three mandates: to assess the availability of ESG risk data; to evaluate the effective risk profile of exposures affected by environmental or social factors; and to analyse the potential effects on financial stability of differentiated prudential treatment, with a view to possible legislative proposals by 31 December 2026.
In addition, the CRR 3/CRD VI package introduces disclosure requirements on ESG risks, reporting of ESG risk exposures to competent authorities, and an obligation for institutions to develop specific plans for managing financial risks arising from ESG factors, including those related to transition trends.
In this context, the EBA published in January 2025 the Guidelines on the Management of ESG Risks, fulfilling the CRD VI mandate to structurally integrate ESG risks into the European prudential framework. These Guidelines set out minimum standards and reference methodologies for the identification, measurement, management and monitoring of ESG risks, as well as their proper integration into internal governance processes, risk appetite frameworks and strategic planning. The Guidelines also specify minimum requirements for the development of transition plans, which must include metrics, quantifiable targets and time-bound milestones aligned with institutions’ sustainability strategies and prudential requirements. Their application will be mandatory from 11 January 2026, consolidating a prudential framework that strengthens the systematic consideration of ESG risks in supervisory and risk management processes.
At the international level, the Basel Committee on Banking Supervision (BCBS) has continued to advance work on ESG-related standards. In June 2025, the Committee published a voluntary framework for the disclosure of climate-related financial risks, aimed at guiding internationally active banks in the provision of qualitative and quantitative information on their exposures to physical and transition risks. The framework acknowledges the still nascent state of climate data availability, consistency and quality, and therefore adopts a flexible approach that allows for the use of different metrics and methodologies. While its adoption will depend on jurisdictional decisions, the Committee considers this framework an important step towards enhancing transparency and international comparability of climate risk disclosures and intends to monitor its implementation with a view to potential future revisions.
In the digital field, due to the increase in international crypto assets activities, the EU is moving forward with the integration of Basel standards on crypto-assets through the mandate set out in CRR 3, which will enable the establishment of a harmonised prudential treatment once the legislative process is completed. In fulfilment of the CRR 3 mandate, the EBA has finalised and published the draft Regulatory Technical Standards (RTS) applicable to the calculation of own funds requirements for crypto-asset exposures.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
At 31 December 2025 Grupo Santander met the minimum capital requirements established by current legislation (see note 54.d). Additionally, it should be noted that the Group has filed an appeal with the Court of Justice of the European Union (CJEU) requesting the annulment of a decision by the European Central Bank (ECB) related to the treatment of deferred tax assets generated at Banco Santander Brasil, which, if resolved favourably, would have a positive impact of approximately 20 basis points on the Group's CET1, using the amounts at the end of the year.
f) Environmental impact
In view of the business activities carried on by the Group entities, the Group does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its consolidated equity, financial position or results (see note 54.a).
g) Events after the reporting period
On 9 January 2026, after obtaining the necessary regulatory approvals and fulfilling the conditions for closing, the Group completed the sale of 49% of the share capital of Santander Bank Polska S.A. and 50% of the share capital of Santander Towarzystwo Funduszy Inwestycyjnych S.A. (TFI, the asset management business in Poland) to Erste Group Bank AG for a total cash amount of approximately EUR 7,000 million. The transaction generated a net capital gain of approximately EUR 1,900 million, which will be recognized in the consolidated income statement for the 2026 financial year. Santander holds the 9.7% of Santander Polska's share capital.
The transaction resulted in the loss of effective control over the entity, and therefore, effective as of 9 January 2026, Santander Bank Polska S.A. will cease to be consolidated using the global integration method in the Group's consolidated financial statements from that date forward.
Additionally, on 3 February 2026, Banco Santander, S.A. ('Santander') announced that it had reached an agreement to acquire Webster Financial Corporation ('Webster'), the parent company of Webster Bank, N.A., for approximately USD 12,200 million (around EUR 10,300 million). Webster shareholders will receive USD 48.75 in cash and 2.0548 Santander shares for each Webster share, resulting in a total consideration of USD 75 per Webster share. Completion of the transaction is expected to take place in the second half of 2026 subject to the customary conditions for this type of operations, including obtaining the relevant regulatory approvals and the approvals of both Webster's and Santander's shareholders.

2. Accounting policies
The accounting policies applied in preparing the consolidated financial statements were as follows:
a) Foreign currency transactions
i. Presentation currency
Banco Santander’s functional and presentation currency is the euro. Also, the presentation currency of the Group is the euro.
ii. Translation of foreign currency balances
Foreign currency balances are translated to euros in two consecutive stages:
•Translation of foreign currency to the functional currency (currency of the main economic environment in which the entity operates).
•Translation to euros of the balances held in the functional currencies of entities whose functional currency is not the euro.
Translation of foreign currency to the functional currency
Foreign currency transactions performed by consolidated entities (or entities accounted for using the equity method) not located in European Monetary Union ('EMU') countries are initially recognised in their respective currencies. Monetary items in foreign currency are subsequently translated to their functional currencies using the closing rate.
Furthermore:
•Non-monetary items measured at historical cost are translated to the functional currency at the exchange rate at the date of acquisition.
•Non-monetary items measured at fair value are translated at the exchange rate at the date when the fair value was determined.
•Income and expenses are translated at the average exchange rates for the year for all the transactions performed during the year. When applying this criterion, the Group considers whether there have been significant changes in the exchange rates in the year which, in view of their materiality with respect to the consolidated financial statements taken as a whole, would make it necessary to use the exchange rates at the transaction date rather than the aforementioned average exchange rates.
•The balances arising from non-hedging forward foreign currency/foreign currency and foreign currency/euro purchase and sale transactions are translated at the closing rates prevailing in the forward foreign currency market for the related maturity.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Translation of functional currencies to euros
The balances in the financial statements of consolidated entities (or entities accounted for using the equity method) whose functional currency is not the euro are translated to euros as follows:
-Assets and liabilities, at the closing rates.
-Income and expenses, at the average exchange rates for the year.
-Equity items, at the historical exchange rates.
iii. Recognition of exchange differences
The exchange differences arising on the translation of foreign currency balances to the functional currency are generally recognised at their net amount under 'Exchange differences, net' in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognised in the consolidated income statement without distinguishing them from other changes in fair value, and for exchange differences arising on non-monetary items measured at fair value through equity, which are recognised under 'Other comprehensive income–Items that may be reclassified to profit or loss–Exchange differences' except for exchange differences on equity instruments, where the option to irrevocably elect to be measured at fair value through changes in accumulated other comprehensive income, which are recognised in accumulated 'Other Comprehensive Income - Items not to be reclassified to profit or loss - Changes in fair value of equity instruments measured at fair value' through other comprehensive income (see note 29).
The exchange differences arising on the translation to euros of the financial statements denominated in functional currencies other than the euro are recognised in 'Other comprehensive income–Items that may be reclassified to profit or loss–Exchange differences' in the consolidated balance sheet, whereas those arising on the translation to euros of the financial statements of entities accounted for using the equity method are recognised in equity under 'Other comprehensive income–Items that may be reclassified to profit or loss and Items not reclassified to profit or loss–Other recognised income and expense' of investments in subsidiaries, joint ventures and associates (see note 29), until the related item is derecognised, at which time they are recognised in profit or loss.
Exchange differences arising on actuarial gains or losses when converting to euros the financial statements denominated in the functional currencies of entities whose functional currency is different from the euro are recognised under equity 'Other comprehensive income–Items not reclassified to profit or loss–Actuarial gains or (-) losses' on defined benefit pension plans (see note 29).
iv. Entities located in hyperinflationary economies
When a subsidiary operates in a country with hyperinflationary economy, IAS 29 Financial Information in Hyperinflationary Economies is applied, which means that:
–Historical cost of non-monetary assets and liabilities and of the various items of equity have to be adjusted to reflect the changes in the purchasing power of the currency due to inflation from their date of acquisition or incorporation into the consolidated balance sheet.
–The different items of the income statement are adjusted by the inflationary index since their generation, with a balancing entry in 'Other comprehensive income'.
–The loss on the net monetary position is recorded in the income for the year against 'Accumulated Other comprehensive income'.
–All components of the financial statements of the subsidiary are translated at the closing exchange rate.
The deterioration of the economic situation in Argentina over the last years caused, among other impacts, a significant increase in inflation, which by the end of 2018 had reached 48% per year (147% accumulated in three years). This led the Group to conclude that it was necessary to apply IAS 29 Financial Information in Hyperinflationary Economies to its activities in the country in question in its consolidated financial statements from that year on.
In 2024, Grupo Santander decided to apply an alternative exchange rate for the conversion of its Argentine business in the preparation of its consolidated annual accounts. This decision stemmed from the divergence observed between the official exchange rate and certain macroeconomic variables, primarily inflation, coupled with the fact that for certain transactions, such as the repatriation of dividends, the exchange rate implied in orderly transactions between market participants did not correspond to the official exchange rate. As of 31 December 2024, the alternative exchange rate used was based on the CCL dollar ('contado con liquidación'), which is the exchange rate resulting from the sale in US dollars of local bonds denominated in Argentine pesos (bonds with dual peso dollar/denomination). At that date, this rate did not differ significantly from other market rates.
From the second quarter of 2025, and considering the liberalization of the foreign exchange market and the elimination of restrictions on the purchase of foreign currency by individuals, and the value of this CCL dollar exchange rate did not differ significantly from other market rates and the official exchange rate, Grupo Santander started using the official exchange rate as a reference once again.
Inflation during 2025, according to the national consumer price index published by the National Statistics and Census Institute, was 31.5% for the year (117.8% at 31 December 2024). The official exchange rate as 31 December 2025 was 1,706.38 Argentine pesos per euro (1,071.16 Argentine pesos per euro at 31 December 2024). The exchange rate applied by the Group as at 31 December 2024 was 1,232.39 Argentine pesos per euro.

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At 31 December 2025, no other country in which the consolidated and associated entities of Grupo Santander are located is considered to have a hyperinflationary economy in accordance with the criteria established in this regard by the International Financial Reporting Standards adopted by the European Union.
v. Exposure to foreign currency risk
Grupo Santander hedges a portion of its long-term foreign currency positions using foreign exchange derivative financial instruments (see note 36). Also, the Group manages foreign exchange risk dynamically by hedging its short-term position (with a potential impact on profit or loss) in order to limit the impact of currency depreciations while optimising the cost of financing the hedges.
The following tables show the sensitivity of the consolidated income statement and consolidated equity to percentage changes of ± 1% in the foreign exchange rate positions arising from investments in Grupo Santander companies with currencies other than the euro (with its hedges) and in their results (with its hedges), in which the Group maintains significant balances.
The estimated effect on the consolidated equity attributable to Grupo Santander and on consolidated profit and loss account of a 1% appreciation of the euro against the corresponding currency is as follows:

EUR million
	Effect on consolidated equity			Effect on consolidated profit
Currency	2025	2024	2023	2025	2024	2023
US dollar	(135.0)	(168.4)	(136.9)	(2.5)	(3.9)	(3.4)
Chilean peso	(8.8)	(15.3)	(35.3)	(4.3)	(2.1)	(2.3)
Pound sterling	(88.1)	(96.5)	(79.1)	(7.6)	(4.4)	(3.1)
Mexican peso	(32.5)	(33.9)	(36.4)	(0.5)	(0.5)	(0.1)
Brazilian real	(141.2)	(144.1)	(175.7)	(0.8)	(4.3)	(6.5)
Polish zloty	(12.8)	(25.1)	(48.8)	—	(0.4)	—
Argentine peso	(21.3)	(18.3)	(7.5)	(3.7)	(6.6)	(4.2)
Similarly, the estimated effect on the Group’s consolidated equity and on consolidated profit and loss account of a 1% depreciation of the euro against the corresponding currency is as follows:

EUR million
	Effect on consolidated equity			Effect on consolidated profit
Currency	2025	2024	2023	2025	2024	2023
US dollar	137.8	171.8	139.7	2.5	4.0	3.4
Chilean peso	9.0	15.6	36.0	4.4	2.2	2.3
Pound sterling	89.9	98.4	80.7	7.7	4.5	3.1
Mexican peso	33.1	34.6	37.1	0.5	0.5	0.1
Brazilian real	144.0	147.0	179.3	0.9	4.3	6.6
Polish zloty	13.0	25.6	49.8	—	0.4	—
Argentine peso	21.7	18.7	7.7	3.8	6.7	4.2
The above data were obtained as follows:
a)    Effect on consolidated equity: in accordance with the accounting policy detailed in note 2.a.iii, foreign exchange rate impact arising on the translation to euros of the financial statements in the functional currencies of the Group entities whose functional currency is not the euro are recognised in consolidated equity. The potential effect that a change in the exchange rates of the related currency would have on the Group’s consolidated equity was therefore determined by applying the aforementioned change to the net value of each unit’s assets and liabilities -including, where appropriate, the related goodwill- and by taking into consideration the offsetting effect of the hedges of net investments in foreign operations.
b)    Effect on consolidated profit: the effect was determined by applying the up and down movements in the average exchange rates of the year, as indicated in note 2.a.ii (except in the case of Argentina, which is a hyperinflationary economy and has applied the closing exchange rate), to translate to euros the income and expenses of the consolidated entities whose functional currency is not the euro, taking into consideration, where appropriate, the offsetting effect of the various hedging transactions in place.
The estimates used to obtain the foregoing data were performed considering the effects of the changes in the exchange rate in standalone basis not considering the effect of the performance of other variables whose changes would affect equity and profit or loss, such as variations in the interest rates of the reference currencies or other market factors. Accordingly, all variables other than the exchange rate variations were kept constant with respect to their positions at 31 December 2025, 2024 and 2023.

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b) Basis of consolidation
i. Subsidiaries
Subsidiaries are defined as entities over which the Bank has the capacity to exercise control. The Bank controls an entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.
The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all balances and effects of the transactions between consolidated companies are eliminated on consolidation.
On acquisition of control of a subsidiary, its assets, liabilities and contingent liabilities are recognised at their acquisition-date fair values. Any positive differences between the acquisition cost and the fair values of the identifiable net assets acquired are recognised as goodwill (see note 17). Negative differences are recognised in profit or loss on the date of acquisition.
Additionally, the share of third parties of Grupo Santander equity is presented under 'Non-controlling interests' in the consolidated balance sheet (see note 28). Their share of the profit for the year is presented under 'Profit attributable to non-controlling interests' in the consolidated income statement.
The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end. Similarly, the results of subsidiaries for which control is lost during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.
At 31 December 2025, apart from the structured consolidated entities, Grupo Santander does not control any company in which it maintains a percentage of direct participation in its share capital of less than 50% and in where other elements exist which, considered together, would grant give it decision-making power over its relevant activities.
The appendices contain significant information on the subsidiaries.
ii. Interests in joint ventures
Joint ventures are deemed to be entities that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more parties have interests in entities so that decisions about the relevant activities require the unanimous consent of all the parties sharing control.
In the consolidated financial statements, investments in joint ventures are accounted for using the equity method, i.e. at the Group’s share of net assets of the investee, after taking into account the dividends received therefrom and other equity eliminations. The profits and losses resulting from transactions with a joint venture are eliminated to the extent of the Group’s interest therein.
The appendices contain relevant information on the joint ventures.

iii. Associates
Associates are entities over which Banco Santander is in a position to exercise significant influence, but not control or joint control. It is presumed that Banco Santander exercises significant influence if it holds 20% or more of the voting power of the investee.
In the consolidated financial statements, investments in associates are accounted for using the equity method, with the same criteria applicable to shares in joint ventures.
There are certain investments in entities which, although Grupo Santander owns 20% or more of their voting power, are not considered to be associates because the Group is not in a position to exercise significant influence over them. As of 31 December 2024 and 2023, the investment in Project Quasar Investments 2017, S.L. was in this situation, despite maintaining a 49% stake in the share capital. The rest of the investments are not significant for the Group.
There are also certain investments in associates where the Group owns less than 20% of the voting rights, as it is determined that it has the capacity to exercise significant influence over them. The impact of these companies is immaterial in the Group's consolidated financial statements.
The appendices contain significant information on the associates.
iv. Structured entities
In some cases, Grupo Santander incorporates entities, or holds ownership interests therein, to enable its customers to access certain investments, or for the transfer of risks or other purposes. Those entities are called 'structured entities' and they are characterized by the fact that since the voting, or similar power is not a key factor in deciding who controls the entity. The control is determined by using internal criteria and procedures and taking into consideration the applicable legislation, as described above. Specifically, for those entities to which this policy applies (mainly investment funds and pension funds), the Group analyses the following factors:
•Percentage of ownership held by Grupo Santander; 20% is established as the general threshold.
•Identification of the fund manager, and verification as to whether it is a company controlled by the Group since this could affect Grupo Santander ability to direct the relevant activities.
•Existence of agreements between investors that might require decisions to be taken jointly by the investors, rather than by the fund manager.
•Existence of currently exercisable removal rights (possibility of removing the manager from his position), since the existence of such rights might limit the manager’s power over the fund, and it may be concluded that the manager is acting as an agent of the investors.
•Analysis of the fund manager’s remuneration regime, taking into consideration that a remuneration regime that is proportionate to the service rendered does not, generally, create exposure of such importance as to indicate that the manager is acting as the principal. Conversely, if the remuneration regime is not proportionate to the service rendered, this might give rise to an exposure that would lead the Group to a different conclusion.

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These structured entities also include the securitisation special purpose vehicles, which are consolidated in the case of the Special Purpose Vehicles (SPVs) over which, being exposed to variable yield, it is considered that the Group continues to exercise control.
The exposure associated with unconsolidated structured entities, additional to investments in the equity of investment funds (note 8), are not material with respect to the Group’s consolidated financial statements.
v. Business combinations
A business combination is the bringing together of two or more separate entities or economic units into one single entity or group of entities.
Business combinations whereby Grupo Santander obtains control over an entity or a business are recognised for accounting purposes as follows:
•Grupo Santander measures the cost of the business combination, which is normally the consideration transferred, defined as the acquisition-date fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity instruments issued, if any, by the acquirer. In cases where the amount of the consideration to be transferred has not been definitively established at the acquisition date, but rather depends on future events, any contingent consideration is recognised as part of the consideration transferred and measured at its acquisition-date fair value. Moreover, acquisition-related costs do not for these purposes form part of the cost of the business combination.
•The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assets identified in the business combination which might not have been recognised by the acquiree, are estimated and recognised in the consolidated balance sheet; the Group also estimates the amount of any non-controlling interests and the fair value of the previously held equity interest in the acquiree.
•Any positive difference between the aforementioned items is recognised as discussed in note 2.m. Any negative difference is recognised under 'Negative Goodwill' recognised in the consolidated income statement.
Goodwill is only calculated and recognised once, when control of a business or an entity is obtained.
vi. Changes in the levels of ownership interests in subsidiaries
Acquisitions and disposals not giving rise to a change in control are recognised as equity transactions, and no gain or loss is recognised in the income statement and the initially recognised goodwill is not remeasured. The difference between the consideration transferred or received and the decrease or increase in non-controlling interests, respectively, is recognised in reserves.
Similarly, when control over a subsidiary is lost, the assets, liabilities and non-controlling interests and any other items recognised in 'Other Comprehensive income' of that company are derecognised from the consolidated balance sheet, and the fair value of the consideration received and of any remaining equity interest is recognised. The difference between these amounts is recognised in profit or loss.
c) Classification of financial instruments
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or an equity instrument of another entity.
The following transactions are not treated for accounting purposes as financial instruments:
•Investments in associates and joint venture when accounted for using the equity method in accordance with IAS 28 (see note 13).
•Rights and obligations under employee benefit plans recognized in accordance with IAS 19 (see note 25).
•Insurance contracts and the rights and obligations directly arising from them, within the scope of IFRS 17 (see note 15).
•Contracts and obligations relating to employee remuneration based on own equity instruments accounted for in accordance with IFRS 2 (see note 34).
i. Classification of financial assets for measurement purposes
Financial assets are classified into the various categories used for management and measurement purposes, unless they have to be presented as 'Non-current assets held for sale' or they relate to 'Cash, cash balances at central banks and other deposits on demand', 'Changes in the fair value of hedged items in portfolio hedges of interest rate risk (asset side)', 'Hedging derivatives and Investments', which are reported separately.
Classification of financial instruments: the classification criteria for financial assets depends on the business model for their management and the characteristics of their contractual flows.
Grupo Santander business models refer to the way in which it manages its financial assets to generate cash flows. In defining these models, the Group takes into account the following factors:
•How key entity staff are assessed and reported on the performance of the business model and the financial assets held in the business model.
•The risks that affect the performance of the business model (and the financial assets held in the business model) and, specifically, the way in which these risks are managed.
•The way in which business managers are remunerated.
•The frequency, the calendar and volume of sales in previous years, as well as expectations of future sales and the reasons of the sales.

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The analysis of the characteristics of the contractual cash flows of financial assets requires an assessment of the congruence of these flows with a basic loan agreement. The Group determines if the contractual cash flows of its financial assets that are only principal and interest payments on the outstanding principal amount at the beginning of the transaction. This analysis takes into consideration four factors (performance, contractual clauses, contractually linked products and currencies). Furthermore, among the most significant judgements used by the Group in carrying out this analysis, the following ones are included:
•The return on the financial asset, in particular in cases of periodic interest rate adjustments where the term of the reference rate does not coincide with the frequency of the adjustment. In these cases, an assessment is made to determine whether or not the contractual cash flows differ significantly from the flows without this change in the time value of money, establishing a tolerance level of 5%.
•When contractual clauses that may modify the cash flows of the financial asset exist, the structure of the cash flows before and after the activation of such clauses is analysed, regardless of the probability of occurrence of the contingent event. The evaluation of contractual flows of financial assets with characteristics associated with ESG (Environmental, Social and Governance) is included in this analysis.
•Financial assets whose cash flows have different priority for payment due to a contractual link to underlying assets (e.g. securitization instruments or similar structures) require a look-through analysis by the Group so as to review that both the financial asset and the underlying assets are only principal and interest payments and that the exposure to credit risk of analyzed segment does not exceed the average exposure of the underlying assets of the instrument.
Depending on these factors, the financial assets classify for measurement as: (i) at amortised cost, (ii) at fair value with changes in other comprehensive income or (iii) at fair value with changes through profit and loss. IFRS 9 also establishes an option to irrevocably designate an instrument at fair value with changes in profit or loss, when doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as 'accounting asymmetry') that would otherwise arise from measuring assets or liabilities or recognising gains and losses on different bases.
Grupo Santander uses the following criteria for the classification of the financial debt instruments:
•Amortised cost: financial instruments managed under a business model whose objective is to hold the financial assets to collect contractual principal and interest flows. This category includes instruments for which there are no frequent or significant unjustified sales and fair value is not a key element in the management of these assets and contractual conditions they give rise to cash flows on specific dates, which are only payments of principal and interest on the outstanding principal amount. In this sense, justified sales are considered to be those related to an (i) increase in the credit risk of the asset, (ii) unanticipated funding needs (stress case scenarios) and (iii) those close to maturity . Additionally, the characteristics of its contractual flows represent substantially a 'basic financing agreement'.
•Fair value with changes in other comprehensive income: financial instruments held in a business model whose objective is to collect principal and interest cash flows and the sale of these assets, where fair value is a relevant factor in their management. Additionally, the contractual cash flow characteristics substantially represent a 'basic financing agreement'.
•Fair value with changes in profit or loss: financial instruments included in a business model different from the above, where fair value is a key element in the management of these assets, and the contractual flows of the financial instruments do not substantially represent a 'basic financing agreement'. In this section it can be enclosed the portfolios classified under 'Financial assets held for trading', 'Non-trading financial assets mandatorily at fair value through profit or loss' and 'Financial assets at fair value through profit or loss'. In this regard, most of the financial assets presented in the category of 'Financial assets designated at value reasonable with change in results' are instruments financial services that, not being part of the portfolio of negotiation, are contracted jointly with other financial instruments that are recorded in the category of 'held for trading', and that by both are recorded at fair value with changes in results, so your record in any other category would produce accounting asymmetries.
Equity instruments will be classified at fair value under IFRS 9, with changes in profit or loss, unless the Group decides, for non-trading assets, to classify them at fair value with changes in other comprehensive income (irrevocably) at initial recognition.
ii. Classification of financial assets for presentation purposes
Financial assets are classified by nature into the following items in the consolidated balance sheet:
•Cash, cash balances at Central Banks and other deposits on demand: cash balances and balances receivable on demand relating to deposits with central banks and other credit institutions.
•Loans and advances: includes the debit balances of all credit and loans granted by the Group, other than those represented by securities or securitized, as well as the finance lease receivables and other debit balances of a financial nature in favour of the Group such as cheques drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organised markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services, such as the collection of rentals and similar items. They are classified, on the basis of the institutional sector to which the debtor belongs, into:
–Central banks: credit of any nature, including deposits and money market transactions received from the Bank of Spain or other central banks.
–Credit institutions: credit of any nature, including deposits and money market transactions, in the name of credit institutions.
–Customers: includes the remaining credit, including money market transactions through central counterparties.

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•Debt securities: bonds and other securities that represent a debt for their issuer, that that accrue interest or equivalent returns implemented in securities or in book entries.
•Equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, other than investments in subsidiaries, joint ventures or associates. Investment fund units are included in this item.
•Derivatives: includes the fair value in favour of the Group of derivatives which do not form part of hedge accounting, including embedded derivatives separated from hybrid financial instruments.
•Repurchase agreements and reverse repurchase agreements: Purchases of financial instruments under a non-optional resale (repurchase) agreement at a fixed price (repos) are recognised in the consolidated balance sheet as financing granted, based on the nature of the debtor, under 'Loans and advances with central banks', 'Loans and advances to credit institutions' or 'Loans and advances to customers. Differences between the purchase and sale prices are recognised as interest over the contract term.
•Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts credited to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are effectively hedged against interest rate risk through fair value hedging derivatives.
•Hedging derivatives: Includes the fair value in favour of the Group of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.
iii. Classification of financial liabilities for measurement purposes
Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as 'Liabilities associated with non-current assets held for sale' or they relate to 'Hedging derivatives' or the changes in the fair value of hedged items in portfolio hedges of interest rate risk (liability side), which are reported separately.
In most cases, changes in the fair value of financial liabilities designated at fair value through profit or loss, caused by the entity's credit risk, are recognized in other comprehensive income, unless this treatment results in an accounting asymmetry, in which case the full effect is recognized in the profit or loss for the period.
Financial liabilities are included for measurement purposes in one of the following categories:
•Financial liabilities held for trading (at fair value through profit or loss): this category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not designated in accounting hedging relationships, and financial liabilities arising from the outright sale of financial assets temporarily acquired or received on loan (short positions).
•Financial liabilities designated at fair value through profit or loss: financial liabilities are included in this category when they provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognising the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel.
Liabilities may only be included in this category on the date when they are incurred or originated.
•Financial liabilities at amortised cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.
iv. Classification of financial liabilities for presentation purposes
Financial liabilities are classified by nature into the following items in the consolidated balance sheet:
•Deposits: includes all repayable balances received in cash by Grupo Santander, other than those instrumented as marketable securities and those having the substance of subordinated liabilities (amount of the loans received, which for credit priority purposes are after common creditors), except for the debt instruments issued. This item also includes cash bonds and cash consignments received the amount of which may be invested without restriction. Deposits are classified on the basis of the creditor’s institutional sector into:
–Central banks: deposits of any nature, including credit received and money market transactions received from the Bank of Spain or other central banks.
–Credit institutions: deposits of any nature, including credit received and money market transactions in the name of credit institutions.
–Customer: includes the remaining deposits, including money market transactions through central counterparties.
•Marketable debt securities: includes the amount of bonds, debentures and other debt represented by marketable securities, other than those having the substance of subordinated liabilities (amount of the loans received, which for credit priority purposes are after common creditors, and includes the amount of the financial instruments issued by the Group which, having the legal nature of capital, do not meet the requirements to qualify as equity, such as certain preferred shares issued). This item includes the component that has the consideration of financial liability of the securities issued that are compound financial instruments.
•Derivatives: includes the fair value, with a negative balance for the Group, of derivatives, including embedded derivatives separated from the host contract, which do not form part of hedge accounting.

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•Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements or borrowed.
•Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items (includes, among others, the balance of lease liabilities recognized in accordance with IFRS 16), and liabilities under financial guarantee contracts, unless they have been classified as non-performing.
•Repurchase agreements and reverse repurchase agreements: Sales of financial instruments under a non-optional resale (repurchase) agreement at a fixed price (repos) are recognised in the consolidated balance sheet as financing received, based on the nature of the creditor, under 'Deposits from central banks', 'Deposits from credit institutions' or 'Customer deposits'. Differences between the purchase and sale prices is recorded as interest accrued over the life of the contract, using the effective interest rate method.
•Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts charged to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are effectively hedged against interest rate risk through fair value hedging derivatives.
•Hedging derivatives: includes the fair value of the Group’s liability in respect of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.
•The preference shares contingently convertible into ordinary shares eligible as Additional Tier 1 capital (PPCC) -perpetual shares, which may be repurchased by the issuer in certain circumstances, the interest on which is discretionary, and would convert into variable number of newly issued ordinary shares if the capital ratio of the Bank or its consolidated group falls below a given percentage (trigger event), as those two terms are defined in the related issue prospectuses are recognised for accounting purposes by the Group as compound instruments in accordance with IAS 32. The liability component reflects the issuer’s obligation to deliver a variable number of shares and the equity component reflects the issuer’s discretion in relation to the payment of the related coupons. In order to effect the initial allocation, the Group estimates the fair value of the liability as the amount that would have to be delivered if the trigger event were to occur immediately and, accordingly, the equity component, calculated as the residual amount, is zero. In view of the aforementioned discretionary nature of the payment of the coupons, they are deducted directly from equity.
•Capital perpetual preference shares (PPCA), with the possibility of purchase by the issuer in certain circumstances, whose remuneration is discretionary, and which will be amortised permanently, totally or partially, in the event that the bank or its consolidated group submits a capital ratio lesser than a certain percentage (trigger event), as defined in the corresponding prospectuses, are accounted for by the Group as equity instruments.
•Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as financial assets/liabilities designated at fair value through profit or loss or as 'Financial assets/liabilities held for trading'.
d) Measurement of financial assets and liabilities and recognition of fair value changes
In general, financial assets and liabilities are initially recognised at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price.
In this regard, IFRS 9 states that regular way purchases or sales of financial assets shall be recognised and derecognised on the trade date or on the settlement date. Grupo Santander has opted to make such recognition on the trading date or settlement date, depending on the convention of each of the markets in which the transactions are carried out. For example, in relation to the purchase or sale of debt securities or equity instruments traded in the Spanish market, securities market regulations stipulate their effective transfer at the time of settlement and, therefore, the same time has been established for the accounting record to be made.
The fair value of instruments not measured at fair value through profit and loss is adjusted by transaction costs. Subsequently, and on the occasion of each accounting close, they are valued in accordance with the following criteria:
i. Measurement of financial assets
Financial assets are measured at fair value are valued mainly at their fair value without deducting any transaction cost for their sale.
The fair value of a financial instrument on a given date is taken to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price). At 31 December 2025, there were no significant investments in quoted financial instruments that had ceased to be recognised at their quoted price because their market could not be deemed to be active.
If there is no market price for a given financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques commonly used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

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All derivatives are recognised in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognised as an asset and if the fair value is negative, they are recognised as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in the consolidated income statement. Specifically, the fair value of financial derivatives traded in organised markets included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure derivatives.
The fair value of derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (present value or theoretical close) using valuation techniques commonly used by the financial markets: net present value, option pricing models and other methods.
The amount of debt securities and loans and advances under a business model whose objective is to collect the principal and interest flows are valued at their amortised cost, as long as they comply with the 'SPPI' (Solely Payments of Principal and Interest) test, using the effective interest rate method in their determination. Amortised cost refers to the acquisition cost of a corrected financial asset or liability (more or less, as the case may be) for repayments of principal and the part systematically charged to the consolidated income statement of the difference between the initial cost and the corresponding reimbursement value at expiration. In the case of financial assets, the amortised cost includes, in addition, the corrections to their value due to the impairment. In the loans and advances covered in fair value hedging transactions, the changes that occur in their fair value related to the risk or the risks covered in these hedging transactions are recorded.
The effective interest rate is the discount rate that exactly matches the carrying amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life.
For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.
Equity instruments and contracts related with these instruments are measured at fair value. However, in certain circumstances the Group estimates cost value as a suitable estimate of the fair value. This can happen if the recent event available information is not enough to measure the fair value or if there is a broad range of possible measures and the cost value represents the best estimates of fair value within this range.
The amounts at which the financial assets are recognised represent, in all material respects, the Group’s maximum exposure to credit risk at each reporting date. Also, Grupo Santander has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under finance lease and full-service lease agreements, assets acquired under repurchase agreements, securities loans and credit derivatives.
ii. Measurement of financial liabilities
In general, financial liabilities are measured at amortised cost, as defined above, except for those included under 'Financial liabilities held for trading' and 'Financial liabilities designated at fair value through profit or loss' and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value. The changes in credit risk arising from financial liabilities designated at fair value through profit or loss are recognised in accumulated other comprehensive income, unless they generate or increase an accounting mismatch, in which case changes in the fair value of the financial liability in all respects are recognised in the income statement.
iii. Valuation techniques
The financial instruments at fair value determined on the basis of published price quotations in active markets (level 1) include government debt securities, private-sector debt securities, derivatives traded in organised markets, securitised assets, shares, short positions and fixed-income securities issued.
In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models, described in note 50. In most cases, these internal models use data based on observable market parameters as significant inputs (level 2) and, in cases, they use significant inputs not observable in market data (level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.
iv. Recognition of fair value changes
As a general rule, changes in the carrying amount of financial assets and liabilities are recognised in the consolidated income statement. A distinction is made between the changes resulting from the accrual of interest and similar items, (which are recognised under Interest income or Interest expense, as appropriate), and those arising for other reasons, which are recognised at their net amount under 'Gains/losses on financial assets and liabilities'.
Adjustments due to changes in fair value arising from:

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•'Financial assets at fair value with changes in other comprehensive income' are recorded temporarily, in the case of debt instruments in 'Other comprehensive income - Elements that can be reclassified to profit or loss - Financial assets at fair value with changes in other comprehensive income', while in the case of equity instruments are recorded in 'other comprehensive income - Elements that will not be reclassified to line item - Changes in the fair value of equity instruments valued at fair value with changes in other comprehensive income'.
Exchange differences on debt instruments measured at fair value with changes in other comprehensive income are recognised under 'Exchange Differences, net' of the consolidated income statement. Exchange differences on equity instruments, in which the irrevocable option of being measured at fair value with changes in other comprehensive income has been chosen, are recognised in 'Other comprehensive income - Items that will not be reclassified to profit or loss - Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income'.
•Items charged or credited to 'Items that may be reclassified to profit or loss – Financial assets at fair value through other comprehensive income' and 'Other comprehensive income – Items that may be reclassified to profit or loss – Exchange differences in equity' remain in the Group's consolidated equity until the asset giving rise to them is impaired or derecognised, at which time they are recognised in the consolidated income statement.
•Unrealized capital gains on financial assets at fair value through other comprehensive income classified as 'Non-current assets held for sale' because they form part of a disposal group or a discontinued operation that are recorded in the equity balancing entry 'Other accumulated comprehensive income - Items that can be reclassified in income - Non-current assets as held for sale.
v. Hedging transactions
The objective of hedge accounting is to represent in the financial statements the effect of an entity's risk management activities when it uses financial instruments to manage exposures arising from specific risks that could affect profit or loss or other comprehensive income (in the case of investments in equity instruments for which the entity has opted to represent changes in the fair value of other comprehensive income).
As described in Note 1.b, the Group has adopted IFRS 9 for hedge accounting prospectively, while continuing to apply IAS 39 for fair value hedges in portfolios where the hedged risk is interest rate risk. This change has not resulted in any modifications to the accounting treatment of hedges designated under IAS 39, which remain unchanged in both their designation and accounting treatment.
For a hedging relationship to meet the requirements set out in IFRS 9, it must meet the following conditions:

1.    Instruments that can be designated as hedging instruments include all derivative financial instruments or non-derivative financial instruments measured at fair value through profit or loss, or a combination thereof. In the case of foreign exchange risk hedges, any type of non-derivative financial instrument can also be designated, regardless of its measurement method.
2. Items that can be designated as covered items are all those that are recognized assets or liabilities, firm commitments, highly probable anticipated transactions, and net investments abroad.
3.    At the start of coverage, a formal designation and documentation of the hedging relationship must be made, which will include the entity's risk management strategy and objective, identification of the hedging instrument and the covered item, the nature of the covered risk, the methodology for measuring effectiveness, which includes an analysis of the sources of ineffectiveness, and the coverage ratio.
The main sources of ineffectiveness based on the risk covered are:
a. Interest rate risk: mismatches in time horizons, principal, repricing and payment dates, time value of options, modifications in the hedged item or the hedging instrument.
b. Exchange rate risk: in addition to the above, the difference between the interest rates of the two currencies that represents the net cost or benefit of switching cash flows between two currencies with different interest rates.
4. The hedging relationship must be effective, for which there must be an economic relationship between the hedged item and the hedging instrument, credit risk must not have a dominant effect on changes in the value of the economic relationship between the hedging instrument and the hedged item, and the hedging ratio must coincide with that used by the entity in its management.
The Group assesses these effectiveness requirements, at the time of designation and on each submission date, through:
•The economic relationship between the hedged item and the hedging instrument is demonstrated through a qualitative test, and in the event of non-compliance, through quantitative tests that compare the market value of the hedged items—corresponding to the hedged risk—and the hedging instruments. Likewise, a quantitative analysis of variations in the market values of the hedging instrument and the hedged item is performed prospectively.
•The hedge ratio is determined based on the proportion between the amount of the hedged item and the amount of the instrument actually designated by the Group in each hedging relationship.
• The credit risk domain assessment is performed through an analysis of the credit exposure of the hedged items and the hedging instruments.

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Accounting hedges are classified and recorded according to the type of risk they cover, based on the following criteria:
•Fair value hedges: These are hedges against exposure to changes in the fair value of the hedged item, attributable to a specific risk.
The differences arising from both the hedging instruments and the hedged items (due to the hedged risk) are recognized directly in the consolidated profit and loss account.
When the fair value hedge is discontinued, the adjustments previously recorded in the hedged item are charged to profit or loss using the effective interest rate method recalculated at the date the hedge ceases to be covered, and must be fully amortized at maturity.
In fair value hedges of interest rate risk of a portfolio of financial instruments (macro hedges), regulated by IAS 39, the gains or losses arising from the valuation of the hedging instruments are recognized directly in the consolidated profit and loss account, while the gains or losses due to changes in the fair value of the hedged amount (attributable to the hedged risk) are recognized in the consolidated profit and loss account using as a counterpart the headings 'Changes in the fair value of hedged items' of a portfolio with interest rate risk hedge (asset or liability), as appropriate.
•Cash flow hedges: These are hedges against exposure to changes in cash flows attributable to a specific risk associated with the hedged item.
The effective portion of the change in the value of the hedging instrument is temporarily recorded in the equity account 'Other accumulated comprehensive income - Items that may be reclassified in profit or loss - Hedging derivatives. Cash flow hedges (effective portion)' until the hedged item affects profit or loss. From that point onward, it will be recorded in the consolidated profit or loss account for the same period as the hedged item, except in cases where it is required to be included in the cost of the non-financial asset or liability, or the anticipated transactions are ultimately recognized as non-financial assets or liabilities.
When cash flow hedges are discontinued, the accumulated result of the hedging instrument recognized in the equity heading 'Other accumulated global result' (while the hedge was effective) will continue to be recognized in that heading until the hedged transaction occurs, at which time it will be recorded in profit or loss, unless it is expected that the transaction will not take place, in which case it is recorded immediately in profit or loss.
•Net investment hedges of a foreign operation: This is a hedge of the amount corresponding to the reporting entity's share of the net assets of said operation.
The effective portion of the hedging instrument is temporarily recorded in the equity account 'Other accumulated comprehensive income - Items that may be reclassified in profit or loss - Net investment hedges' in foreign operations until the gains or losses on the hedged item are recognized in profit or loss.
To measure ineffectiveness, the Group compares the valuation of the hedging instrument with the valuation of the hedged item based on the hedged risk, using different methodologies such as the proxy method or the hypothetical derivative method. The ineffective portion of the cash flow and net investment hedge relationships in foreign operations is recorded directly in the consolidated profit and loss account, under the heading 'Net gains or losses from hedge accounting'.
The Group discontinues accounting for hedging relationships when the hedging instrument expires, is sold, or when the hedging relationship becomes ineffective because it is no longer aligned with the risk management objective. In that case, the derivative is then treated as a trading derivative.
If a hedging relationship ceases to meet the effectiveness requirements, but the risk management objective remains, the Group will assess whether to rebalance or adjust the hedging ratio to meet the effectiveness requirements again without discontinuing the hedging relationship.
A hedging instrument is generally designated in its entirety, as the factors contributing to its fair value are interdependent. However, IFRS 9 allows certain parts of a hedging instrument to be excluded from its fair value:
a.Separating the intrinsic value and the time value of an option and designating only the intrinsic element as the hedging instrument, which is mandatory if the intrinsic value is designated;
b.Separating the forward and spot elements of a forward contract and designating only the spot element as the hedging instrument, which will be determined for each hedging relationship. and
c.Separate the foreign currency basis spread of a currency derivative and exclude it from the designation of the hedging instrument, as determined for each hedging relationship.
Separating these components will improve the effectiveness of the hedge and allows for alternative accounting treatment for the excluded component. This treatment consists of recording the changes in value under the heading 'Other accumulated comprehensive income – Undesignated items' and recording this component in the consolidated profit or loss statement, depending on the nature of the hedged item, either over a period of time or at the time the hedged transaction occurs.
Additionally, if the entity manages the credit risk of all or part of a financial instrument through the use of credit derivatives, there is the option of designating a fair value credit exposure through profit or loss, provided that the derivative matches the name and priority of the financial instrument being hedged. This designation may be made at the initial recognition of the designated financial instrument or subsequently, with the designation being documented. From its designation, fair value variations (for all its risks, not exclusively credit risk) will be recorded in the consolidated profit and loss account.

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e) Derecognition of financial assets and liabilities
The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:
1.    If the Group transfers substantially all the risks and rewards to third parties unconditional -sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitisation of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases-, the transferred financial asset is derecognised and any rights or obligations retained or created in the transfer are recognised simultaneously.
2.    If the Group retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases-, the transferred financial asset is not derecognised and continues to be measured by the same criteria as those used before the transfer. In this case, the following items are recognised:
a.An associated financial liability, which is recognised for an amount equal to the consideration received and is subsequently measured at amortised cost, unless it meets the requirements for classification under 'Financial liabilities designated at fair value through profit or loss'.
b.The income from the transferred financial asset not derecognised and any expense incurred on the new financial liability, without offsetting.
3.    If the Group neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitisation of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases- the following distinction is made:
a.If the transferor does not retain control of the transferred financial asset, the asset is derecognised and any rights or obligations retained or created in the transfer are recognised.
b.If the transferor retains control of the transferred financial asset, it continues to recognise it for an amount equal to its exposure to changes in value and recognises a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortised cost of the rights and obligations retained, if the transferred asset is measured at amortised cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.
Accordingly, financial assets are only derecognised when the rights to the cash flows they generate have expired or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only derecognised when the obligations they generate have been extinguished or when they are acquired with the intention either to cancel them or to resell them.
Regarding contractual modifications of financial assets, Grupo Santander distinguishes two main categories depending on whether the new conditions result in the disposal of the asset (and recognition of a new one) or imply the continuation of the original instrument with the new modified terms:
•Contractual modifications for commercial or market reasons, which are generally carried out at the request of the debtor to apply current market conditions to the debt. The new contract is considered a new transaction and, consequently, it is necessary to derecognize the original financial asset and recognize a new financial asset subject to the classification and measurement requirements established by IFRS 9. The new financial asset will be recorded at fair value and, if applicable, the difference between the carrying amount of the asset derecognized and the fair value of the new asset will be recognized in profit or loss.
•Modifications due to refinancing or restructuring, in which the payment conditions are modified to allow a customer that is experiencing financial difficulties (current or foreseeable) to meet its payment obligations and that, if such modification had not been made, it would be reasonably certain that it would not be able to meet such payment obligations. In this case, the modification does not result in the derecognition of the financial asset, but rather the original financial asset is maintained and does not require a new assessment of its classification and measurement. When assessing credit impairment, the current credit risk (considering the modified cash flows) should be compared with the credit risk at initial recognition. The gross carrying amount of the financial asset (the present value of the renegotiated or modified contractual cash flows that are discounted at the original effective interest rate of the financial asset) should be recalculated, with a gain or loss recognized in profit or loss for the difference.
f) Offsetting of financial instruments
Financial asset and liability balances are offset, i.e. reported in the consolidated balance sheet at their net amount, only if the Group entities currently have a legally enforceable right to set off the recognised amounts and intend either to settle on a net basis, or to realise the asset and settle the liability simultaneously.
g) Impairment of financial assets
i. Definition
Grupo Santander associates an impairment in the value to financial assets measured at amortised cost, debt instruments measured at fair value with changes in other comprehensive income, lease receivables, assets from contracts and loan commitments and the financial guarantees issued that are not measured at fair value through profit or loss.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The impairment for expected credit losses is recorded with a charge to the consolidated income statement for the period in which the impairment arises. In the event of occurrence, the recoveries of previously recognised impairment losses are recorded in the consolidated income statement for the period in which the impairment no longer exists or is reduced.
In the case of purchased or originated credit-impaired assets, the Group only recognizes at the reporting date the changes in the expected credit losses during the life of the asset since the initial recognition as a credit loss. In the case of assets measured at fair value with changes in other comprehensive income, the changes in the fair value due to expected credit losses are charged in the consolidated income statement of the year where the change happened, reflecting the rest of the valuation in other comprehensive income.
As a rule, the expected credit loss is estimated as the difference between the contractual cash flows to be recovered and the expected cash flows discounted using the original effective interest rate. In the case of purchased or originated credit-impaired assets, this difference is discounted using the effective interest rate adjusted by credit rating.
Depending on the classification of financial instruments, which is mentioned in the following sections, the expected credit losses may be along 12 months or during the life of the financial instrument:
•12-month expected credit losses: arising from the potential default events, as defined in the following sections that are estimated to be likely to occur within the 12 months following the reporting date. These losses will be associated with financial assets classified as 'normal risk' as defined in the following sections.
•Expected credit losses over the life of the financial instrument: arising from the potential default events that are estimated to be likely to occur throughout the life of the financial instruments. These losses are associated with financial assets classified as 'normal risk under watchlist' or 'doubtful risk'.
With the purpose of estimating the expected life of the financial instrument all the contractual terms have been taken into account (e.g. prepayments, duration, purchase options, etc.), being the contractual period (including extension options) the maximum period considered to measure the expected credit losses. In the case of financial instruments with an uncertain maturity period and a component of undrawn commitment (e.g.: credit cards), the expected life is estimated through quantitative analyses to determine the period during which the entity is exposed to credit risk, also considering the effectiveness of management procedures that mitigate such exposure (e.g. the ability to unilaterally cancel such financial instruments, etc.).
The following constitute effective guarantees:
a)    Mortgage guarantees on housing as long as they are first duly constituted and registered in favour of the entity. The properties include:
i.Buildings and building elements, distinguishing among:
–Houses.
–Offices, stores and multi-purpose premises.
–Rest of buildings such as non-multi-purpose premises and hotels.
ii.Urban and developable ordered land.
iii. Rest of properties that classify as: buildings and building elements under construction, such as property development in progress and halted development, and the rest of land types, such as rustic lands.
b)    Collateral guarantees on financial instruments in the form of cash deposits, debt securities or equity instruments issued by creditworthy issuers.
c)    Other types of real guarantees, including properties received in guarantee and second and subsequent mortgages on properties, as long as the entity demonstrates its effectiveness. When assessing the effectiveness of the second and subsequent mortgages on properties the entity will implement particularly restrictive criteria. It will take into account, among others, whether the previous charges are in favour of the entity itself or not and the relationship between the risk guaranteed by them and the property value.
d)    Personal guarantees, as well as the incorporation of new owners, covering the entire amount of the financial instruments and implying direct and joint liability to the entity of persons or other entities whose solvency is sufficiently proven to ensure the repayment of the loan on the agreed terms.
The different aspects that the Group considers for the evaluation of effective guarantees are set out below in relation to the individual analysis.
ii. Financial instruments presentation
For the purposes of estimating the impairment amount, and in accordance with its internal policies, the Group classifies its financial instruments (financial assets, commitments and guarantees) measured at amortised cost or fair value through other comprehensive income in one of the following categories:
•Normal Risk ('stage 1'): includes all instruments that do not meet the requirements to be classified in the rest of the categories.
•Normal risk under watchlist ('stage 2'): includes all instruments that, without meeting the criteria for classification as doubtful or default risk, have experienced significant increases in credit risk since initial recognition.
In order to determine whether a financial instrument has increased its credit risk since initial recognition and is to be classified in stage 2, the Group considers the following criteria:

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Quantitative criteria	Changes in the risk of a default occurring through the expected life of the financial instrument are analysed and quantified with respect to its credit level in its initial recognition.

With the purpose of determining if such changes are considered as significant, with the consequent classification into stage 2, each Group unit has defined the quantitative thresholds to consider in each of its portfolios taking into account corporate guidelines ensuring a consistent interpretation in all units.

Within the quantitative thresholds, two types are considered: A relative threshold is those that compare current credit quality with credit quality at the time of origination in percentage terms of change. In addition, an absolute threshold compares both references in total terms, calculating the difference between the two. These absolute/relative concepts are used homogeneously (with different values) in all geographies. The use of one type of threshold or another (or both) is determined in accordance with the process described in note 54, below, and is marked by the type of portfolio and characteristics such as the starting point of the average credit quality of the portfolio.
Qualitative criteria
In addition to the quantitative criteria indicated, various indicators are used that are aligned with those used by the Group in the normal management of credit risk. Irregular positions of more than 30 days and renewals are common criteria in all Group units. In addition, each unit can define other qualitative indicators, for each of its portfolios, according to the particularities and normal management practices in line with the policies currently in force (i.e. use of management alerts, etc.).
The use of these qualitative criteria is complemented with the use of an expert judgement, under the corresponding governance.

In the case of forbearances, instruments classified as 'normal risk under watchlist' may be generally reclassified to 'normal risk' in the following circumstances: at least two years have elapsed from the date of reclassification to that category or from its forbearance date, the client has paid the accrued principal and interest balance, and the client has no other instruments with more than 30 days past due balances.
•Doubtful Risk ('stage 3'): includes financial instruments, overdue or not, in which, without meeting the circumstances to classify them in the category of default risk, there are reasonable doubts about their total repayment (principal and interests) by the client in the terms contractually agreed. Likewise, off-balance-sheet exposures whose payment is probable and their recovery doubtful are considered in stage 3. Within this category, two situations are differentiated:
–Doubtful risk for non-performing loans: financial instruments, irrespective of the client and guarantee, with balances more than 90 consecutive days on material arrears for principal, interest or expenses contractually agreed.
This category also includes all loan balances for a client when the operations with more than 90 consecutive days on material arrears are greater than 20% of the amounts pending collection.
These instruments may be reclassified to other categories if, as a result of the collection of part of the past due balances, the reasons for their classification in this category do not remain and the client does not have balances more than 90 consecutive days on material arrears in other loans.
–Doubtful risk for reasons other than non-performing loans: this category includes doubtful recovery financial instruments that are not more than 90 consecutive days on material arrears.
Grupo Santander considers that a financial instrument to be doubtful for reasons other than delinquency when one or more combined events have occurred with a negative impact on the estimated future cash flows of the financial instrument. To this end, the following indicators, among others, are considered:
a)Negative net equity or decrease because of losses of the client's net equity by at least 50% during the last financial year.
b)Continued losses or significant decrease in revenue or, in general, in the client's recurring cash flows.
c)Generalised delay in payments or insufficient cash flows to service debts.
d)Significantly inadequate economic or financial structure or inability to obtain additional financing by the client.
e)Existence of an internal or external credit rating showing that the client is in default.
f)Existence of overdue customer commitments with a significant amount to public institutions or employees.
These financial instruments may be reclassified to other categories if, as a result of an individualised study, reasonable doubts do not remain about the total repayment under the contractually agreed terms and the client does not have balances of 90 days on material arrears.
In the case of forbearances, instruments classified as doubtful risk may be reclassified to the category of 'normal risk under watchlist' when the following circumstances are present: a minimum period of one year has elapsed from the forbearance date, the client has paid the accrued principal and interest amounts, and the client has no other loan balances of 90 days on material arrears.
•Default Risk: includes all financial assets, or part of them, for which, after an individualised analysis, their recovery is considered remote due to a notorious and irrecoverable deterioration of their solvency.
In any event, except in the case of financial instruments with effective collateral covering a substantial portion of the transaction amount, the Group generally consider as remote the following:
- Those operations that, after an individualized analysis, are categorized as unsustainable debt, assuming an irrecoverability of such debt.
- Transactions classified as doubtful due to non-performing loans with recovery costs that exceed the amounts receivable.
- The operations on which the award is executed. The queue of these operations shall be included under default risk, as the recovery of the flows, provided that no further guarantees associated with the operation remain after the award of the property.

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- Those operations on which a deduction is made, the portion of the operation corresponding to that deduction, will be given as a balance at the time of signature.
A financial asset amount is maintained in the balance sheet until they are considered as a 'default risk', either all or a part of it, and the write-off is registered against the balance sheet.
In the case of operations that have only been partially derecognised, for forgiveness reasons or because part of the total balance is considered unrecoverable, the remaining amount shall be fully classified in the category of 'doubtful risk', except where duly justified.
The classification of a financial asset, or part of it, as a 'default risk' does not involve the disruption of negotiations and legal proceedings to recover the amount.
iii. Impairment valuation assessment
Grupo Santander has policies, methods and procedures in place to hedge its credit risk, both due to the insolvency attributable to counterparties and its residence in a specific country.
These policies, methods and procedures are applied in the concession, study and documentation of financial assets, commitments and guarantees, as well as in the identification of their impairment and in the calculation of the amounts needed to cover their credit risk.
The impairment represents the best estimation of the financial assets expected credit losses at the balance sheet date, assessed both individually and collectively.
•Individually: for the purposes of estimating the provisions for credit risk arising from the insolvency of a financial instrument, the Group individually assesses impairment by estimating the expected credit losses on those financial instruments that are considered to be significant and with sufficient information to make such an estimate.
Therefore, this classification mostly includes wholesale banking customers —Corporations, specialised financing— as well as some of the largest companies —Chartered and real estate developers— from retail banking. The determination of the perimeter in which the individualised estimate is applied is detailed in a later section.
The individually assessed impairment estimate is equal to the difference between the gross carrying amount of the financial instrument and the estimated value of the expected cash flows receivable discounted using the original effective interest rate of the transaction. The estimate of these cash flows takes into account all available information on the financial asset and the effective guarantees associated with that asset. This estimation process is detailed below.
•Collectively: the Group also assesses impairment by estimating the expected credit losses collectively in cases where they are not assessed on an individual basis. This includes, for example, loans with individuals, sole proprietors or businesses in retail banking subject to a standardised risk management.
For the purposes of the collective assessment of expected credit losses, the Group has consistent and reliable internal models. For the development of these models, instruments with similar credit risk characteristics that are indicative of the debtors' capacity to pay are considered.
The credit risk characteristics used to group the instruments are, among others: type of instrument, debtor's sector of activity, geographical area of activity, type of guarantee, aging of past due balances and any other factor relevant to estimating the future cash flows.
Grupo Santander performs retrospective and monitoring tests to evaluate the reasonableness of the collective estimate.
On the other hand, the methodology required to estimate the expected credit loss due to credit events is based on an unbiased and weighted consideration by the probability of occurrence of a series of scenarios, considering a range of three to five possible future scenarios, depending on the characteristics of each unit, which could have an impact on the collection of contractual cash flows, always taking into account the time value of money, as well as all available, reasonable and sustainable information on past events, current conditions and forecasts of the evolution of macroeconomic scenarios that are shown to be relevant for the estimation of this amount (for example: GDP (Gross Domestic Product), housing price, unemployment rate, etc.).
The estimation of expected losses requires expert judgment and the support of historical, current and future information. The probability of loss is measured considering past events, the present situation and future trends of macroeconomic scenarios.
Grupo Santander uses forward-looking information in both internal risk management and prudential regulation processes, so that for the calculation of the impairment loss allowance, various scenarios are incorporated that take advantage of the experience with such information, thus ensuring consistency in obtaining the expected loss.
The complexity of the estimation in this exercise has been derived from the current macroeconomic scenario as a consequence of the complex geopolitical situation, as well changes in inflations levels and interest rates, which has generated uncertainty in economic evolution.
Grupo Santander has internally ensured the criteria to be followed for guarantees received from government bodies, both through credit lines and other public guarantees, so that when they are adequately reflected in each of the contracts, they are recognised as mitigating factors of the potential expected losses, and therefore of the provisions to be recognised, based on the provisions of the applicable standard (IFRS 9 Par. B5.5.55). Furthermore, where applicable, these guarantees are appropriately reflected in the mitigation of the significant increase in risk, considering their nature as personal guarantees.
For the estimation of the parameters used in the estimation of impairment provisions -EAD (exposure at default), PD (probability of default), LGD (loss given default)-, the Group based its experience in developing internal models for the estimation of parameters both in the regulatory area and for management purposes, adapting the development of the impairment provision models under IFRS 9.

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•Exposure at default: is the amount of estimated risk incurred at the time of the counterparty's analysis.
•Probability of default: is the estimated probability that the counterparty will default on its principal and/or interest payment obligations.
•Loss given default: is the estimate of the severity of the loss incurred in the event of non-compliance. It depends mainly on the updating of the guarantees associated with the operation and the future cash flows that are expected to be recovered.
In any case, when estimating the flows expected to be recovered, portfolio sales are included. It should be noted that due to the Group's recovery policy and the experience observed in relation to the prices of past sales of assets classified as stage 3 and/or default risk, there is no substantial divergence between the flows obtained from recoveries after performing recovery management of the assets with those obtained from the sale of portfolios of assets discounting structural expenses and other costs incurred.
The definition of default implemented by the Group for the purpose of calculating the impairment provision models is based on the definition in Article 178 of Regulation 575/2013 of the European Union (CRR), which is fully aligned with the requirements of IFRS 9, which considers that a 'default' exists in relation to a specific customer/contract when at least one of the following circumstances exists: the entity considers that there are reasonable doubts about the payment of all its credit obligations or that the customer/contract is in an irregular situation for more than 90 consecutive days past due material balances with respect to any significant credit obligation.
Grupo Santander aligned partially and voluntarily during 2022 the accounting definition of Stage 3, as well as the calculation of impairment provision models, to the New Definition of Default, incorporating the criteria defined by the EBA in its implementation guide of the definition of default, capturing the economic deterioration of the operations (days in default - on a daily basis - and materiality thresholds - minimum amount in arrears). The alignment of criteria was done taking into account the criteria of IFRS 9 as well as the accounting principles of unbiased presentation of financial information. Grupo Santander registered an increase in the default rate at around 19 basis points, with no material impact on the provision figures for credit risk.
In addition, the Group considers the risk generated in all cross-border transactions due to circumstances other than the usual commercial risk of insolvency (sovereign risk, transfer risk or risks arising from international financial activity, such as wars, natural catastrophes, balance of payments crisis, etc.).
IFRS 9 includes a series of practical solutions that can be implemented by entities, with the aim of facilitating its implementation. In order to achieve a complete and high-level implementation of the standard, and following the best practices of the industry, the Group applies these practical solutions adapting them to their own characteristics and circumstances:
–Rebuttable presumption that the credit risk has increased significantly, when payments are more than 30 days past due: this threshold is used as an additional, but not primary, indicator of significant risk increase.
–Assets with low credit risk at the reporting date: the Group adopts this practice prioritizing its reduced and punctual use and its systematic and periodic justification through quantitative evidence.
This information is provided in more detail in note 54.b.
iv. Detail of individual estimate of impairment
For the individual estimate of the assessment for impairment of the financial asset, the Group has a specific methodology to estimate the value of the cash flows expected to be collected:
•Recovery through the debtor's ordinary activities (going approach).
•Recovery through the execution and sale of the collateral guaranteeing the operations (gone approach).
Gone approach:
a. Evaluation of the effectiveness of guarantees
Grupo Santander assesses the effectiveness of all the guarantees associated considering the following:
•The time required to execute these guarantees.
•Grupo Santander's ability to enforce or assert these guarantees in its favour.
•The existence of limitations imposed by each local unit´s regulation on the foreclosure of collateral.
Under no circumstances the Group considers that a guarantee is effective if its effectiveness depends substantially on the solvency of the debtor, as could be the case:
•Promises of shares or other securities of the debtor himself when their valuation may be significantly affected by a debtor's default.
•Personal cross-collateralisation: when the guarantor of a transaction is, at the same time, guaranteed by the holder of that transaction.
The different types of effective guarantees have been detailed in section i. Definition
b. Valuation of guarantees
Grupo Santander assesses the guarantees on the basis of their nature in accordance with the following:
•Mortgage guarantees on properties associated with financial instruments, using complete individual valuations carried out by independent valuation experts and under generally accepted valuation standards. If this is not possible, alternative valuations are used with duly documented and approved internal valuation models.
•Personal guarantees are valued individually on the basis of the guarantor´s updated information.
•The rest of the guarantees are valued based on current market values.
c. Adjustments to the value of guarantees and estimation of future cash flow inflows and outflows

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Grupo Santander applies a series of adjustments to the value of the guarantees in order to improve the reference values:
•Adjustments based on the historical sales experience of local units for certain types of assets.
•Individual expert adjustments based on additional management information.
Likewise, to adjust the value of the guarantees, the time value of money is taken into account based on the historical experience of each of the units, estimating:
•Period of adjudication.
•Estimated time of sale of the asset.
In addition, the Group takes into account all those cash inflows and outflows linked to that guarantee until it is sold:
•Possible future income commitments in favour of the borrower which will available after the asset is awarded.
•Estimated foreclosure costs.
•Asset maintenance costs, taxes and community costs.
•Estimated marketing or sales costs.
Finally, since it is considered that the guarantee will be sold in the future, the Group applies an additional adjustment ('index forward') in order to adjust the value of the guarantees to future valuation expectations.
v. Impairment individual assessment scope
Grupo Santander determines the perimeter over which it makes an estimate of the assessment for impairment on an individual basis based on a relevance threshold set by each of the geographical areas and the stage in which the operations are located. In general, the Group applies the individualised calculation of expected losses to the significant exposures classified in stage 3, although Banco Santander, S.A. has also extended its analyses to some of the exposures classified in stage 2.
It should be noted that, in any case and irrespective of the stage in which their transactions are carried out, for customers who do not receive standardised treatment, a relational risk management model is applied, with individualised treatment and monitoring by the assigned risk analyst. In addition to wholesale customers (Santander Corporate & Investment Banking or SCIB) and large companies, this relational management model also includes other segments of smaller companies for which there is information and capacity for more personalised and expert analysis and monitoring. As indicated in the Group's wholesale credit model, the individual treatment of the client facilitates the continuous updating of information. The risk assumed must be followed and monitored throughout its life cycle, enabling anticipation and action to be taken in the event of possible impairments. In this way, the customer's credit quality is analysed individually, taking into account specific aspects such as his competitive position, financial performance, management, etc. In the wholesale risk management model, every customer with a credit risk position is assigned a rating, which has an associated probability of customer default.
Thus, individual analysis of the debtor triggers a specific rating for each customer, which determines the appropriate parameters for calculating the expected loss, so that it is the rating itself that initially modulates the necessary coverage, adjusting the severity of the possible loss to the guarantees and other mitigating factors that the customer may have available. In addition, if as a result of this individualised monitoring of the customer, the analyst finally considers that his coverage is not sufficient, he has the necessary mechanisms to adjust it under his expert judgement, always under the appropriate governance.
h) 'Non-current assets' and 'liabilities associated with non-current assets held for sale'
Non-current assets held for sale' includes the carrying amount of individual items, disposal groups or items forming part of a business unit earmarked for disposal (discontinued operations), whose sale in their present condition is highly likely to be completed within one year from the reporting date. Therefore, the recovery of the carrying amount of these items -which can be of a financial nature or otherwise- will foreseeably be effected through the proceeds from their disposal.
Specifically, property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors’ payment obligations to them are deemed to be 'Non-current assets held for sale', unless the consolidated entities have decided to make continuing use of these assets.
'Liabilities associated with non-current assets held for sale' includes the balances payable arising from the assets held for sale or disposal groups and from discontinued operations.
'Non-current assets and disposal groups of items that have been classified as held for sale' are generally recognised at the date of their allocation to this category and are subsequently valued at the lower of their fair value less costs to sell or its book value. 'Non-current assets and disposal groups of items that are classified as held for sale' are not amortised as long as they remain in this category.
The valuation of the portfolio of non-current assets held for sale has been made in compliance with the requirements of International Financial Reporting Standards in relation to the estimate of the fair value of tangible assets and the value-in-use of financial assets.
The value of the portfolio is determined as the sum of the values of the individual elements that compose the portfolio, without considering any total or batch grouping in order to correct the individual values.
For the purposes of its consideration in initial recognition, the Group obtains, at the time of award, the fair value of the corresponding asset by requesting an appraisal from external valuation agencies.
Grupo Santander has in place a corporate policy that ensures the professional competence and the independence and objectivity of the external appraisal agencies, in accordance with the regulations, which require appraisal agencies to meet independence, neutrality and credibility requirements, so that the use of their estimates does not reduce the reliability of its valuations.

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This policy establishes that all the appraisal companies and agencies with which the Group works in Spain should be registered in the Official Register of the Bank of Spain and that the appraisals performed by them should follow the methodology established in Order ECO/805/2003, of 27 March. The main appraisal companies and agencies with which the Group worked in Spain in 2025 are as follows: Tinsa Tasaciones Inmobiliarias, S.A.U., Sociedad de Tasación, S.A., Global Valuation, S.A.U., Instituto de Valoraciones, S.A., Euroevaluaciones, S.A. and Valoraciones Mediterráneo, S.A.
Also, this policy establishes that the various subsidiaries abroad work with appraisal companies that have recent experience in the area and the type of asset under appraisal and meet the independence requirements established in the corporate policy. They should verify, inter alia, that the appraisal company is not a party related to the Group and that its billings to the Group in the last twelve months do not exceed 15% of the appraisal company’s total billings.
At 31 December 2025 the fair value less costs to sell of non-current assets held for sale exceeded their carrying amount by EUR 551 million (EUR 553 million at 31 December 2024); however, in accordance with the accounting standards, this unrealised gain could not be recognised.
Banco Santander, in compliance with Bank of Spain Circular 4/2017, and subsequent amendments, on public and private financial reporting standards and financial statement models, has developed a methodology that enables it to estimate the fair value and costs of sale of assets foreclosed or received in payment of debts. This methodology is based on the classification of the portfolio of foreclosed assets into different segments. Segmentation enables the intrinsic characteristics of Banco Santander's portfolio of foreclosed assets to be differentiated, so that assets with homogeneous characteristics are grouped by segment.
Thus, the portfolio is segmented into (i) finished assets of a residential and tertiary nature, (ii) developments in progress and (iii) land.1
In determining the critical segments in the overall portfolio, assets are classified on the basis of the nature of the asset and its stage of development. This segmentation is made in order to seek the liquidation of the asset (which should be carried out in the shortest possible time).
When making decisions, the situation and/or characteristics of the asset are fundamentally taken into account, as well as the evaluation of all the determining factors that favour the recovery of the debt. For them, the following aspects are analyzed, among others:
•The time that has elapsed since the adjudication.
•The transferability and contingencies of the foreclosed asset.
•The economic viability from the real estate point of view with the necessary investment estimate.
•The expenses that may arise from the marketing process.
•The offers received, as well as the difficulties in finding buyers.
In the case of real estate assets foreclosed in Spain, which represent 76% of the Group’s total non-current assets held for sale, the valuation of the portfolio is carried out by applying the following models:
•Market Value Model used in the valuation of finished properties of a residential nature (mainly homes and car parks) and properties of a tertiary nature (offices, commercial premises and multipurpose buildings). For the valuation of finished assets whose availability for sale is immediate, a market sale value provided by a third party external to Banco Santander is considered, calculated under the AVM methodology by the comparable properties method adjusted by our experience in selling similar assets, given the term, price, volume, trend in the value of these assets and the time elapsing until their sale and discounting the estimated costs of sale.
The market value is determined on the basis of the definition established by the International Valuation Standards drawn up by the IVSC (International Valuation Standards Council), understood as the estimated amount for which an asset or a liability should be exchanged on the measurement date between a willing buyer and a willing seller, in an arm's length transaction, after appropriate marketing, and in which the parties have acted with sufficient information, prudently and without coercion.
The current market value of the properties is estimated on the basis of automated valuations obtained by taking comparable properties as a reference; simulating the procedure carried out by an appraiser in a physical valuation according to Order ECO 805/2003: selection of properties and obtaining the unit value by applying homogenisation adjustments. The selection of the properties is carried out by location within the same real estate cluster and according to the characteristics of the properties, filtering by type2, surface area range and age. The model enables a distinction to be made within the municipality under study as to which areas are similar and comparable and therefore have a similar value in the property market, discriminating between which properties are good comparators and which are not.
Adjustments to homogenize the properties are made according to: (i) the age of the property according to the age of the property to be valued, (ii) the deviation of the built area from the common area with respect to the property to be valued and (iii) by age of the date of capture of the property according to the price evolution index of the real estate market.
In addition, for individually significant assets, complete individual valuations are carried out, including a visit to the asset, market analysis (data relating to supply, demand, current sale or rental price ranges and supply-demand and revaluation expectations) and an estimate of expected income and costs.

1. The assets in a situation of 'stopped development' are included under 'land

2. Assets qualified as protected housing are taken into account. The maximum legal value of these assets is determined by the VPO module, obtained from the result of multiplying the State Basic Module (MBE) by a zone coefficient determined by each autonomous community. To carry out the valuation of a protected property, the useful surface area is used in accordance with current regulations.

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For this segmentation of assets, when they are completed, the real costs are known and the actual expenses for the marketing and sale of the asset must be taken into account. Therefore, Banco Santander uses the actual costs in its calculation engine or, failing that, those estimated on the basis of its observed experience.
•Market Value Model according to Evolution of Market Values used to update the valuation of developments in progress. The valuation model estimates the current market value of the properties based on complete individual valuations by third parties, calculated from the values of the feasibility studies and development costs of the promotion, as well as the selling costs, distinguishing by location, size and type of property. The inputs used in the valuation model for residential assets under construction are actual revenues and costs.
For this purpose, in order to calculate the investment flows, Banco Santander considers, on the basis of the feasibility studies, the expenditure required for construction, the professional fees relating to the project and to project management, the premiums for mandatory building insurance, the developer's administrative expenses, licenses, taxes on new construction and fees, and urban development charges.
With respect to the calculation of income flows, Banco Santander takes into account the square metres built, the number of homes under construction and the estimated selling price over 1.5 years.
The market value will be the result of the difference between the income flows and the investment flows estimated at each moment.
•Land Valuation model. The methodology followed by the Group regarding land valuation consists of updating the individual reference valuation of each of the land on an annual basis, through updated valuation valuations carried out by independent professionals and following the methodology established in the Order ECO/805/2003, of 27 March, whose main verifications in the case of land valuation, regardless of the degree of urbanisation of the land, correspond to:
–Visual verification of the assessed property.
–Registry description.
–Urban planning.
–Visible easements.
–Visible state of occupation, possession, use and exploitation.
–Protection regime.
–Apparent state of preservation.
–Correspondence with cadastral property.
–Existence of expropriation procedure, expropriation plan or project, administrative resolution or file that may lead to expropriation.
–Expiry of the urbanization or building deadlines.
–Existence of a procedure for failure to comply with obligations.
–Verification of surfaces.
For the purposes of valuation, the land will be classified in the following levels:
–Level I: It will include all the lands that do not belong to level II.
–Level II: It shall include land classified as undeveloped where building is not allowed for uses other than agriculture, forestry, livestock or linked to an economic exploitation permitted by the regulations in force. Also included are lands classified as developable that are not included in a development area of urban planning or that, in such an area, the conditions for its development have not been defined.
In those cases where the Group does not have an updated reference value through an ECO valuation for the current year, we use as a reference value the latest available ECO valuation reduced or corrected by the average annual coverage ratio of the land on which we have obtained an updated reference value, through an ECO valuation.
Grupo Santander applies a discount to the aforementioned reference values that takes into account both the discount on the reference value in the sales process and the estimated costs of marketing or selling the land; discount on reference value = % discount on sales + % marketing costs being:
–% discount on Sales: = 100 - (sales price / updated appraisal value).
–marketing costs: calculated on the basis of our historical experience in sales and in accordance with the marketing management fees negotiated with our suppliers of this type of service.
In this way the Group obtains the corrected market value, an amount that we compare with the net cost of each piece of land to determine its correct valuation and conclude with our valuation process.
In addition, in relation to the previously mentioned valuations, less costs to sell, are contrasted with the sales experience of each type of asset in order to confirm that there is no significant difference between the sale price and the valuation.
Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognised under 'Gains or (losses) on non-current assets held for sale not classified as discontinued operations' in the consolidated income statement.
The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognised in the consolidated income statement up to an amount equal to the impairment losses previously recognised.

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i) Assets under reinsurance contracts and Liabilities under insurance contracts
The Group has prepared the accounting policy that establishes the criteria for recording insurance contracts, in accordance with IFRS 17. This standard defines insurance contracts as contracts under which one party accepts a significant insurance risk from another party by agreeing to compensate the policyholder if a specific uncertain future event negatively affects the policyholder.
IFRS 17 requires a level of aggregation of contracts that the Group identifies in portfolios of contracts with similar risks and that are managed jointly. The Group then divides each portfolio into a minimum of three groups: (i) contracts that are onerous on initial recognition; (ii) contracts that, upon initial recognition, have no significant possibility of subsequently becoming onerous; and (iii) any remaining contract.
For contracts that are considered not to be onerous, a profit margin is recognized in the profit and loss account (referred to as 'Contractual Service Margin' or 'CSM') throughout the period in which the entity performs the service. However, if at the time of initial recognition, or during the period in which the entity performs the service, the contract is onerous, the entity recognizes the loss in the income statement.
Contract limits define the term up to which compliance cash flows must be considered in order to measure an insurance contract. Fulfilment cash flows comprise an unbiased, probability-weighted estimate of future cash flows, a discount adjustment to the present value to reflect the time value of money for monetary and financial risks, and a risk adjustment for non-fulfilment risks. financial. The identification of the contractual limit under IFRS 17 is essential not only for measuring the fulfilment cash flows of a group of contracts, but also for determining the applicable measurement model, in case the contractual limits are identified in a year or more.
Cash flows are within the contractual limit of an insurance contract if they arise from substantial rights and obligations that exist during the reporting period, in which the entity can obligate the insurance policyholder to pay premiums or in which the entity has a substantive obligation to provide services to the insured.
The Group has carried out an analysis of the limits of insurance and reinsurance contracts under IFRS 17, separately, generally applying the General Model (Building Block Approach) to all contracts, except those eligible to be valued by the Simplified Model (Premium Allocation Approach), or the Variable Commission Approach ('VCA' or Variable Fee Approach).
The general model measures a group of contracts as the sum of the fulfilment cash flows and the Contractual Service Margin. The CSM represents benefits not yet recorded that the entity will recognize as providing services under the insurance contract.
Insurance contracts with direct participation apply the VCA as a modified version of the General Model. This should reduce the volatility of results due to the asymmetry between the accounting treatment of the profit and losses of the underlying items attributable to the policyholders and the accounting treatment of the liability owed to those policyholders.
Another aspect considered in measuring the present value of the future cash flows of a group of insurance contracts is the discount rate applied to reflect the time value of money and the financial risks related to those cash flows. The Group has established a generally chosen methodology and guarantees that the calculation components have a homogeneous basis, previously approved by the Group, establishing the base curves provided by the Group and allowing adjustments to these curves based on the expert criteria of each local address.
Likewise, measuring compliance cash flows requires a risk adjustment for non-financial risk. Risk adjustment for non-financial risk is the compensation necessary to withstand uncertainty about the amount and timing of cash flows arising from non-financial risks. If a change in the assumptions occurs, it could affect the income statement or the Other comprehensive income, depending on its nature. The risks covered by the risk adjustment for non-financial risk are insurance risk and other non-financial risks, such as interruption risk and expense risk.
j) Tangible assets
Tangible assets includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Tangible assets are classified by use as follows:
i. Property, plant and equipment for own use
Property, plant and equipment for own use – including tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases– are presented at acquisition cost, less the related accumulated depreciation and any estimated impairment losses (carrying amount higher than recoverable amount).
Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures stand has an indefinite life and, therefore, is not depreciated.
The annual tangible asset depreciation charge is recognised in the consolidated income statement and are essentially equivalent to the following amortization percentages (determined based on the years of estimated useful life, on average, of the different elements):

Average annual rate
Buildings for own use	2.4%
Furniture	9.5%
Fixtures	9.5%
Office and IT equipment	23.6%
Lease use rights	Less than the lease term or the useful life of the underlying asset
At the end of each reporting period, consolidated entities assess whether there is any indication that the carrying amount of an asset exceeds its recoverable amount, in which case they write down the carrying amount of the asset to its recoverable amount and adjust future depreciation charges in proportion to its adjusted carrying amount and to its new remaining useful life, if the useful life needs to be re-estimated.

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Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities recognise the reversal of the impairment loss recognised in prior periods and adjust the future depreciation charges accordingly. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognised in prior years.
The estimated useful lives of the items of property, plant and equipment for own use are reviewed at least at the end of the reporting period with a view to detecting significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recognised in the consolidated income statement in future years on the basis of the new useful lives.
Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognised as an expense in the period in which they are incurred, since they do not increase the useful lives of the assets.
ii. Investment property
'Investment property' reflects the net values of the land, buildings and other structures held either to earn rentals or for obtaining profits by sales due to future increase in market prices.
The criteria used to recognise the acquisition cost of investment property, to calculate its depreciation and its estimated useful life and to recognise any impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.
In the case of investment properties that support obligations to pay a return directly linked to fair value, or to the returns of certain assets including the investment property itself, such properties are measured using the fair value model.
In order to evaluate the possible impairment Grupo Santander determines periodically the fair value of its investment property so that, at the end of the reporting period, the fair value reflects the market conditions of the investment property at that date. This fair value is determined annually, taking as benchmarks the valuations performed by independent experts. The methodology used to determine the fair value of investment property is selected based on the status of the asset in question; thus, for properties earmarked for lease, the valuations are performed using the sales comparison approach, whereas for leased properties the valuations are made primarily using the income capitalisation approach and, exceptionally, the sales comparison approach.
In the sales comparison approach, the property market segment for comparable properties is analysed, inter alia, and, based on specific information on actual transactions and firm offers, current prices are obtained for cash sales of those properties. The valuations performed using this approach are considered as Level 2 valuations.
In the income capitalisation approach, the cash flows estimated to be obtained over the useful life of the property are discounted taking into account factors that may influence the amount and actual obtainment thereof, such as: (i) the payments that are normally received on comparable properties; (ii) current and probable future occupancy; (iii) the current or foreseeable default rate on payments. The valuations performed using this approach are considered as Level 3 valuations, since significant unobservable inputs are used, such as current and probable future occupancy and/or the current or foreseeable default rate on payments.
iii. Assets leased out under an operating lease
'Property, plant and equipment' - Leased out under an operating lease reflects the amount of the tangible assets, other than land and buildings, leased out by the Group under an operating lease.
The criteria used to recognise the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to recognise the impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.
k) Accounting for leases
The main aspects contained in the regulation (IFRS 16) adopted by the Group are included below:
When the Group acts as lessee, it recognises a right-of-use asset representing its right to use the underlying leased asset with a corresponding lease liability on the date on which the leased asset is available for use by the Group.
Each lease payment is allocated between liability and finance charge. The finance charge is allocated to the income statement during the term of the lease in such a way as to produce a constant periodic interest rate on the remaining balance of the liability for each year.
The right-of-use asset is depreciated over the useful life of the asset or the lease term, whichever is shorter, on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is amortized over the useful life of the underlying asset.
Assets and liabilities arising from a lease are initially measured at present value. Lease liabilities include the net present value of the following lease payments:
–Fixed payments (including inflation-linked payments), less any lease incentive receivable.
–Variable lease payments that depend on an index or rate.
–The amounts expected to be paid by the lessee under residual value guarantees.
–The exercise price of a purchase option if the lessee is reasonably certain that it will exercise that option.
–Lease termination penalty payments, if the term of the lease reflects the lessee's exercise of that option.
Lease payments are discounted using the interest rate implicit in the lease. When this interest rate cannot be obtained, the interest rate used in these cases, is the lessee's incremental borrowing rate at the related date. For this purpose, the entity has calculated this incremental borrowing rate taking as reference the listed debt instruments issued by the Group; in this regard, the Group has estimated different interest rate curves depending on the currency and economic environment in which the contracts are located.
In order to construct the incremental borrowing rate, a methodology has been developed at the corporate level. This

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methodology is based on the need for each entity to consider its economic and financial situation, for which the following factors must be considered:
–Economic and political situation (country risk).
–Credit risk of the company.
–Monetary policy.
–Volume and seniority of the company’s debt instrument issues.
The incremental borrowing rate is defined as the interest rate that a lessee would have to pay for borrowing, given a similar period to the duration of the lease and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. The Group entities have a wide stock and variety of financing instruments issued in different currencies to that of the euro (pound, dollar, etc.) that provide sufficient information to be able to determine an 'all in rate' (reference rate plus adjustment for credit spread at different terms and in different currencies). In circumstances, where the leasing company has its own financing, this has been used as the starting point for determining the incremental borrowing rate. On the other hand, for those Grupo Santander entities that do not have their own financing, the information from the financing of the consolidated subgroup to which they belong was used as the starting point for estimating the entity's curve, analysing other factors to assess whether it is necessary to make any type of negative or positive adjustment to the initially estimated credit spread.
Right-of-use assets are valued at cost which includes the following:
–The amount of the initial measurement of the lease liability.
–Any lease payment made at or before the commencement date less any lease incentive received.
–Any initial direct costs.
–Restoration costs.
The Group recognises the payments associated with short-term leases and leases of low-value assets on a straight-line basis as an expense in the income statement. Short-term leases are leases with a lease term less than or equal to 12 months (a lease that contains a purchase option is not a short term lease).
l) Intangible assets
Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or which are developed internally by the consolidated entities.
Only assets whose cost can be measured reliably and it is likely that the consolidated entities obtain future economic benefits are recognised.
Intangible assets are recognised initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortisation and any accumulated impairment losses.
i. Goodwill
Any excess of the cost of the investments in the consolidated entities and entities accounted for using the equity method over the corresponding underlying carrying amounts acquired, adjusted at the date of first-time consolidation, is allocated as follows:
a.If it is attributable to specific assets and liabilities of the companies acquired, by increasing the value of the assets (or reducing the value of the liabilities) whose fair values were higher (lower) than the carrying amounts at which they had been recognised in the acquired entities’ balance sheets.
b.If it is attributable to specific intangible assets, by recognising it explicitly in the consolidated balance sheet provided that the fair value of these assets within twelve months following the date of acquisition can be measured reliably.
c.The remaining amount is recognised as goodwill, which is allocated to one or more cash-generating units (CGU) (a cash-generating unit is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). The cash-generating units represent the Group’s geographical and/or business segments.
Goodwill (only recognised when it has been acquired by consideration) represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognised.
At the end of each annual reporting period or whenever there is any indication of impairment goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and, if there is any impairment, the goodwill is written down with a charge to 'Impairment or reversal of impairment on non-financial assets, net - Intangible assets' in the consolidated income statement.
An impairment loss recognised for goodwill is not reversed in a subsequent period.
In the event of sale or departure of an activity that is part of a CGU, the part of the goodwill that can be assigned to said activity would be written-off, taking as a reference the relative value of the same over the total of the CGU at the time of sale or abandonment. If applicable, the distribution by currency of the remaining goodwill will be performed based on the relative values of the remaining activities.
ii. Other intangible assets
Other intangible assets includes the amount of identifiable intangible assets, such as purchased customer lists and computer software.
Other intangible assets can have an indefinite useful life -when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the consolidated entities- or a finite useful life, in all other cases.

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Intangible assets with indefinite useful lives are not amortised, but rather at the end of each reporting period or whenever there is any indication of impairment the consolidated entities review the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps.
Intangible assets with finite useful lives are amortised over those useful lives using methods similar to those used to depreciate tangible assets.
The intangible asset amortisation charge is recognised under 'Depreciation and amortisation' in the consolidated income statement.
In both cases the consolidated entities recognise any impairment loss on the carrying amount of these assets with a charge to 'Impairment or reversal of impairment on non-financial assets, net - Intangible assets in the consolidated' income statement.
The criteria used to recognise the impairment losses on these assets and, where applicable, the reversal of impairment losses recognised in prior years are similar to those used for tangible assets (see note 2.k).
Internally developed computer software
Internally developed computer software is recognised as an intangible asset if, among other requisites (basically the Group’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.
Expenditure on research activities is recognised as an expense in the year in which it is incurred and cannot be subsequently capitalised into the carrying amount of the intangible asset.
m) Other assets
Other assets' in the consolidated balance sheet includes the amount of assets not recorded in other items, the breakdown being as follows:
•Inventories: this item includes the amount of assets, other than financial instruments, that are held for sale in the ordinary course of business, that are in the process of production, construction or development for such purpose, or that are to be consumed in the production process or in the provision of services. Inventories include land and other property held for sale in the property development business.
Inventories are measured at the lower of cost and net realisable value, which is the estimated selling price of the inventories in the ordinary course of business, less the estimated costs of completion and the estimated costs required to make the sale.
Any write-downs of inventories -such as those due to damage, obsolescence or reduction of selling price- to net realisable value and other impairment losses are recognised as expenses for the year in which the impairment or loss occurs. Subsequent reversals are recognised in the consolidated income statement for the year in which they occur.
The carrying amount of inventories is derecognised and recognised as an expense in the period in which the revenue from their sale is recognised.
▪Other: this item includes the balance of all prepayments and accrued income (excluding accrued interest, fees and commissions), the net amount of the difference between pension plan obligations and the value of the plan assets with a balance in the entity’s favour, when this net amount is to be reported in the consolidated balance sheet, and the amount of any other assets not included in other items.
n) Other liabilities
'Other liabilities' includes the balance of all accrued expenses and deferred income, excluding those related to interests and fees on financial instruments, as well as the amount of any other liabilities not included in other categories.
o) Provisions and contingent liabilities (assets)
When preparing the financial statements of the consolidated entities, Banco Santander makes a distinction between:
•Provisions: credit balances covering present obligations at the reporting date arising from past events which could give rise to a loss for the consolidated entities, which is considered to be likely to occur and certain as to its nature but uncertain as to its amount and/or timing.
•Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the consolidated entities. They include the present obligations of the consolidated entities when it is not probable that an outflow of resources embodying economic benefits will be required to settle them. The Group does not recognise the contingent liability. The Group will disclose a contingent liability, unless the possibility of an outflow of resources embodying economic benefits is remote.
Irrevocable contingent payments (ICPs), corresponding to payment facilities allowed under the annual contributions of certain levies, are recorded in accordance with the definitions mentioned above. In this regard, on 14 November 2025, the Group learned that the CJEU had definitively resolved the dispute concerning the CPI contributions made by a financial institution to the Single Resolution Fund, upholding the judgment of the General Court of 25 October 2023, which ruled against said financial institution regarding its request for the return of guarantees linked to irrevocable payment commitments for a Group entity whose license had been withdrawn. In light of this ruling, it was concluded that it was not necessary to modify the accounting entries that the Santander Group has made when using these facilities to make contributions corresponding to this levy or to other similar levies that also allow for such contributions.
•Contingent assets: possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. Contingent assets are not recognised in the consolidated balance sheet or in the consolidated income statement, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

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Grupo Santander’s consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not the obligation will have to be settled. In accordance with accounting standards, contingent liabilities must not be recognised in the consolidated financial statements, but must rather be disclosed in the Notes.
Provisions (which are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year) are used to cater for the specific obligations for which they were originally recognised. Provisions are fully or partially reversed when such obligations cease to exist or are reduced.
Provisions are classified according to the obligations covered as follows (see note 25):
▪Provision for pensions and similar obligations: includes the amount of all the provisions made to cover post-employment benefits, including obligations to pre-retirees and similar obligations.
▪Provisions for contingent liabilities and commitments: include the amount of the provisions made to cover contingent liabilities -defined as those transactions in which the Group guarantees the obligations of a third party, arising as a result of financial guarantees granted or contracts of another kind- and contingent commitments -defined as irrevocable commitments that may give rise to the recognition of financial assets.
▪Provisions for taxes and other legal contingencies and Other provisions: include the amount of the provisions recognised to cover tax and legal contingencies and litigation and the other provisions recognised by the consolidated entities. Other provisions includes, inter alia, any provisions for restructuring costs and environmental measures.
p) Own equity instruments
Own equity instruments are those meeting both of the following conditions:
▪The instruments do not include any contractual obligation for the issuer (i) to deliver cash or another financial asset to a third party; or (ii) to exchange financial assets or financial liabilities with a third party under conditions that are potentially unfavourable to the issuer.
▪The instruments will or may be settled in the issuer’s own equity instruments and are: (i) a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or (ii) a derivative that will be settled by the issuer through the exchange of a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.
Transactions involving own equity instruments, including their issuance and cancellation, are charged directly to equity.
Changes in the value of instruments classified as own equity instruments are not recognised in the consolidated financial statements. Consideration received or paid in exchange for such instruments, including the coupons on preference shares contingently convertible into ordinary shares and the coupons associated with CCPP, is directly added to or deducted from equity.
q) Equity-instrument-based employee remuneration
Own equity instruments delivered to employees in consideration for their services, if the instruments are delivered once the specific period of service has ended, are recognised as an expense for services (with the corresponding increase in equity) as the services are rendered by employees during the service period. At the grant date the services received (and the related increase in equity) are measured at the fair value of the equity instruments granted. If the equity instruments granted are vested immediately, Grupo Santander recognises in full, at the grant date, the expense for the services received.
When the requirements stipulated in the remuneration agreement include external market conditions (such as equity instruments reaching a certain quoted price), the amount ultimately to be recognised in equity will depend on the other conditions being met by the employees (normally length of service requirements), irrespective of whether the market conditions are satisfied.
If the conditions of the agreement are met but the external market conditions are not satisfied, the amounts previously recognised in equity are not reversed, even if the employees do not exercise their right to receive the equity instruments.
r) Recognition of income and expenses
The most significant criteria used by Grupo Santander to recognise its income and expenses are summarised as follows:
i. Interest income, interest expenses and similar items
Interest income, interest expenses and similar items are generally recognised on an accrual basis using the effective interest method. Dividends received from other companies are recognised as income when the consolidated entities’ right to receive them arises.
ii. Commissions, fees and similar items
Fee and commission income and expenses are recognised in the consolidated income statement using criteria that vary according to their nature. The main criteria are as follows:
▪Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognised when paid.
▪Those arising from transactions or services that are performed over a period of time are recognised over the life of these transactions or services.
▪Those relating to services provided in a single act are recognised when the single act is carried out.
iii. Non-finance income and expenses
They are recognised for accounting purposes when the good is delivered or the non-financial service is rendered. To determine the amount and timing of recognition, a five-step model is followed: identification of the contract with the customer, identification of the separate obligations of the contract, determination of the transaction price, distribution of the transaction price among the identified obligations and finally recording of income as the obligations are satisfied.

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iv. Deferred collections and payments
These are recognised for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.
v. Loan arrangement fees
Loan arrangement fees, mainly loan origination, application and information fees, are accrued and recognised in income over the term of the loan.
s) Financial guarantees
Financial guarantees are considered contracts that require the issuer to make specific payments to reimburse the creditor for the loss it incurs when a specific debtor defaults on its due date payment obligation in accordance with the original or modified conditions of debt instrument, regardless of its legal form, which may be, among others, a deposit, financial guarantee, insurance contract or credit derivative.
Grupo Santander initially recognises the financial guarantees provided on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof, and simultaneously the Group recognises the amount of the fees, commissions and similar interest received at the inception of the transactions and a credit on the asset side of the consolidated balance sheet for the present value of the fees, commissions and interest outstanding.
Financial guarantees, regardless of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments carried at amortised cost (described in note 2.g above).
The provisions made for these transactions are recognised under 'Provisions - Provisions for commitments and guarantees given in the consolidated balance sheet' (see note 25). These provisions are recognised and reversed with a charge or credit, respectively, to 'Provisions or reversal of provisions', net, in the consolidated income statement.
t) Assets under management and investment and pension funds managed by the Group
Assets owned by third parties and managed by the consolidated entities are not presented on the face of the consolidated balance sheet. The investment funds and pension funds managed by the consolidated companies are also not presented in the Group's consolidated balance sheet, as they are owned by third parties.
The commissions generated by these activities are included in the balance of the 'Commission income' chapter of the consolidated profit and loss account.
Note 2.b.iv describes the internal criteria and procedures used to determine whether control exists over the structured entities, which include, inter alia, investment funds and pension funds.
u) Post-employment benefits
Under the collective agreements currently in force and other arrangements, the Spanish banks included in the Group and certain other Spanish and foreign consolidated entities have undertaken to supplement the public social security system benefits accruing to certain employees, and to their beneficiary right holders, for retirement, permanent disability or death, and the post-employment welfare benefits.
Grupo Santander's post-employment obligations to its employees are deemed to be defined contribution plans when the Group makes pre-determined contributions (recognised under Personnel expenses in the consolidated income statement) to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as defined benefit plans (see note 25).
Defined contribution plans
The contributions made in this connection in each year are recognised under 'Personnel expenses' in the consolidated income statement.
The amounts not yet contributed at each year-end are recognised, at their present value, under 'Provisions - Provision for pensions' and similar obligations on the liability side of the consolidated balance sheet.
Defined benefit plans
Grupo Santander recognises under 'Provisions - Provision for pensions and similar obligations on the liability side of the consolidated balance sheet' (or under 'Other assets' on the asset side, as appropriate) the present value of its defined benefit post-employment obligations, net of the fair value of the plan assets.
Plan assets are defined as those that will be directly used to settle obligations and that meet the following conditions:
▪They are not owned by the consolidated entities, but by a legally separate third party that is not a party related to the Group.
▪They are only available to pay or fund post-employment benefits and they cannot be returned to the consolidated entities unless the assets remaining in the plan are sufficient to meet all the benefit obligations of the plan and of the entity to current and former employees, or they are returned to reimburse employee benefits already paid by Grupo Santander.
If Grupo Santander can look to an insurer to pay part or all of the expenditure required to settle a defined benefit obligation, and it is practically certain that said insurer will reimburse some or all of the expenditure required to settle that obligation, but the insurance policy does not qualify as a plan asset, the Group recognises its right to reimbursement -which, in all other respects, is treated as a plan asset- under 'Insurance contracts linked to pensions' on the asset side of the consolidated balance sheet.
Grupo Santander will recognise the following items in the income statement:

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•Current service cost, (the increase in the present value of the obligations resulting from employee service in the current period), is recognised under 'Staff costs'.
•The past service cost, which arises from changes to existing post-employment benefits or from the introduction of new benefits and includes the cost of reductions, is recognised under 'Provisions or reversal of provisions'.
•Any gain or loss arising from a liquidation of the plan is included in the 'Provisions or reversion of provisions'.
•Net interest on the net defined benefit liability (asset), i.e. the change during the period in the net defined benefit liability (asset) that arises from the passage of time, is recognised under 'Interest expense' and similar charges ('Interest and similar income' if it constitutes income) in the consolidated income statement.
The remeasurement of the net defined benefit liability (asset) is recognised in 'Other comprehensive income' under Items not reclassified to profit or loss and includes:
▪Actuarial gains and losses generated in the year, arising from the differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions.
▪The return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset).
▪Any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).
v) Other long-term employee benefits
Other long-term employee benefits, defined as obligations to pre-retirees -taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree-, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee’s length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that actuarial gains and losses are recognised under 'Provisions or reversal of provisions', net, in the consolidated income statement (see note 25).
w) Termination benefits
Termination benefits are recognised when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.
x) Income tax
The expense for Spanish income tax and other similar taxes applicable to the foreign consolidated entities is recognised in the consolidated income statement, except when they arise from a transaction whose results are recognised directly in equity, in which case the related tax effect is recognised in equity.
The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognised in the consolidated income statement.
'Deferred tax assets' and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled.
'Tax assets' include the amount of all tax assets, which are broken down into current -amounts of tax to be recovered within the next twelve months- and deferred -amounts of tax to be recovered in future years, including those arising from tax loss or tax credit carryforwards.
Tax liabilities' includes the amount of all tax liabilities (except provisions for taxes), which are broken down into current -the amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months- and deferred -the amount of income tax payable in future years.
Deferred tax liabilities are recognised in respect of taxable temporary differences associated with investments in subsidiaries, associates or joint ventures, except when the Group is able to control the timing of the reversal of the temporary difference and, in addition, it is probable that the temporary difference will not reverse in the foreseeable future. In this regard, no deferred tax liabilities of EUR 321.9 million were recognised in relation to the taxation that would arise from the undistributed earnings of certain Group holding companies, in accordance with the legislation applicable in those jurisdictions.
Deferred tax assets are only recognised for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilised, and the deferred tax assets do not arise from, in its initial recognition of (i)a business combination, (ii) an operation that does not affect either the tax result or the accounting result or (iii) on the date of the transaction, does not generate deductible and taxable temporary differences for the same amount (in which case assets and deferred tax liabilities). Other deferred tax assets (tax loss and tax credit carryforwards) are only recognised if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilised.
Differences generated by the different accounting and tax treatment of any of the income and expenses recorded directly in equity to be paid or recovered in the future are accounted for as temporary differences.
The deferred tax assets and liabilities are reassessed at the reporting date in order to ascertain whether any adjustments need to be made on the basis of the findings of the analyses performed.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Regarding taxes on profits arising from the application of tax laws for the implementation of the Pillar Two model rules, including those related to national minimum complementary taxes, the Group applies the mandatory and temporary exception to the recognition of deferred tax assets and liabilities derived from said tax laws (see note 27.f).
y) Residual maturity periods
In note 51 it is provided an analysis of the maturities of the balances of certain items in the consolidated balance sheet.
Santander Group has recorded as 'time liabilities' those recognised financial liabilities in which the counterparty may require payments.
Likewise, when Grupo Santander has committed to having amounts available at different maturity periods, these amounts have been recorded in the first year in which they may be required.
Additionally, for the financial guarantee contracts issued, the Group has recorded the maximum amount of the financial guarantee issued in the first year in which the guarantee can be executed.
z) Consolidated statement of recognised income and expense
This statement presents the income and expenses generated by the Group as a result of its business activity in the year, and a distinction is made between the income and expenses recognised in the consolidated income statement for the year and the other income and expenses recognised directly in consolidated equity.
Accordingly, this statement presents:
a.    Consolidated profit for the year.
b.    The net amount of the income and expenses recognised in 'Other comprehensive income' under items that will not be reclassified to profit or loss.
c.    The net amount of the income and expenses recognised in Other comprehensive income under items that may be reclassified subsequently to profit or loss.
d.    The income tax incurred in respect of the items indicated in b and c above, except for the valuation adjustments arising from investments in associates or joint ventures accounted for using the equity method, which are presented net.
e.    Total consolidated recognised income and expense, calculated as the sum of a) to d) above, presenting separately the amount attributable to the parent company and the amount relating to non-controlling interests.
The statement presents the items separately by nature, grouping together items that, in accordance with the applicable accounting standards, will not be reclassified subsequently to profit and loss since the requirements established by the corresponding accounting standards are met.
aa) Statement of changes in total equity
This statement presents all the changes in equity, including those arising from changes in accounting policies and from the correction of errors. Accordingly, this statement presents a reconciliation of the carrying amount at the beginning and end of the year of all the consolidated equity items, and the changes are grouped together on the basis of their nature into the following items:
a.    Adjustments due to changes in accounting policies and to errors: include the changes in consolidated equity arising as a result of the retrospective restatement of the balances in the consolidated financial statements, distinguishing between those resulting from changes in accounting policies and those relating to the correction of errors.
b.    Income and expense recognised in the year: includes, in aggregate form, the total of the aforementioned items recognised in the consolidated statement of recognised 'Income and expense'.
c.    Other changes in equity: includes the remaining items recognised in equity, including, inter alia, increases and decreases in capital, distribution of profit, transactions involving own equity instruments, equity-instrument-based payments, transfers between equity items and any other increases or decreases in consolidated equity.
ab) Consolidated statement of cash flows
The following terms are used in the consolidated statements of cash flows with the meanings specified:
•Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified.
Grupo Santander classifies as cash and cash equivalents the balances recognised under 'Cash, cash balances at central banks' and 'Other deposits on demand' in the consolidated balance sheet.
•Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.
•Investing activities: the acquisition or disposal of long-term assets and other investments not included in cash and cash equivalents.
•Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.
During 2025 Grupo Santander received interest amounting to EUR 109,840 million (EUR 117,046 and EUR 101,029 in 2024 and 2023, respectively) and paid interest amounting to EUR 57,737 million (EUR 61,091 and EUR 50,954 in 2024 and 2023, respectively).
Also, dividends received and paid by the Group are detailed in notes 4, 28 and 40, including dividends paid to minority interests (non-controlling interests)

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
3. Grupo Santander
a) Banco Santander, S.A., and international Group structure
The growth of Grupo Santander in the last decades has led Banco Santander to also act, in practice, as a holding entity of the shares of the various companies in its Group, and its results are becoming progressively less representative of the performance and earnings of the Group. Therefore, each year the bank determines the amount of the dividends to be distributed to its shareholders on the basis of the consolidated net profit, while maintaining the Group’s objectives of capitalisation and taking into account that the transactions of the Bank and of the rest of the Group are managed on a consolidated basis (notwithstanding the allocation to each company of the related net worth effect).
At the international level, the various banks and other subsidiaries, joint ventures and associates of the Group are integrated in a corporate structure comprising various holding companies which are the ultimate shareholders of the banks and subsidiaries abroad.
The purpose of this structure, all of which is controlled Banco Santander, is to optimise the international organisation from the strategic, economic, financial and tax standpoints, since it makes it possible to define the most appropriate units to be entrusted with acquiring, selling or holding stakes in other international entities, the most appropriate financing method for these transactions and the most appropriate means of remitting the profits obtained by the group’s various operating units to Spain.
The Appendices provide relevant data on the consolidated group companies and on the companies accounted for using the equity method.
b) Acquisitions and disposals
Following is a summary of the main acquisitions and disposals of ownership interests in the share capital of other entities and other significant corporate transactions performed in the last three years or pending to be completed:
i. Agreement for the sale of 49% of Santander Bank Polska S.A. and accelerated placement of ordinary shares
On 5 May 2025, Banco Santander announced an agreement to sell approximately 49% of the share capital of Santander Bank Polska S.A. (Santander Polska) to Erste Group Bank AG at a price of 584 zlotys per share, as well as the 50% of Santander Towarzystwo Funduszy Inwestycyjnych S.A. (TFI, the asset management business in Poland) owned directly by Banco Santander, S.A., for a total amount of approximately EUR 7,000 million. Following the transaction and the accelerated placement of ordinary shares announced on 2 December 2025, of 3,576,626 ordinary shares of Santander Polska, representing approximately 3.5% of its share capital, for a total import of EUR 407 million, Santander will hold 9.7% of Santander Polska's share capital (58.7% as of 31 December 2025). The transaction was completed on 9 January 2026 (see Note 1.g. Introduction, basis of presentation of the consolidated annual accounts, and other information, subsequent events).
As a result of the agreement, the Group has reclassified the assets of Santander Polska and TFI in the consolidated balance sheet as of 31 December 2025, to the heading 'Non-current assets held for sale', and their liabilities to the heading 'Liabilities associated with non-current assets held for sale'. Furthermore, the effect of these businesses on the profit and loss account for the 2025 financial year has been classified under the heading 'Profit/(loss) after tax from discontinued operations' (see Note 12), with the same classification being applied for comparative purposes in the profit and loss accounts for the 2024 and 2023 financial years.
As part of this transaction, on 23 December 2025, Santander Consumer, S.A. acquired 60% of Santander Consumer Bank Polska, which was owned by Santander Polska, for PLN 3,105 million (EUR 726 million). This transaction had no significant impact on the Group's consolidated financial statements.
ii. Agreement for the acquisition of TSB Banking Group plc
On 1 July 2025, Banco Santander announced an agreement with Banco de Sabadell, S.A. for the acquisition of TSB Banking Group plc for approximately GBP 2,650 million (EUR 3,100 million) plus the results generated by this business between 31 March 2025, and the closing of the transaction.
The completion of the transaction is subject to the usual conditions for this type of deal, including obtaining the relevant regulatory authorizations.
iii. Agreement for the sale of the stake in Caceis
On 19 December 2024, Grupo Santander signed an agreement with Crédit Agricole S.A. for the sale of its 30.5% stake in the share capital of CACEIS. As a result of the above, as of 31 December 2024, this participation was reclassified, at its carrying value, from the line item 'investments' to the line item 'Non-current assets held for sale' in the balance sheet (see Note 6). The transaction was formalized in 2025 after obtaining the relevant regulatory approvals, generating a profit before taxes of EUR 231 million registered in the line item 'Gains or losses on non-current assets held for sale not classified as discontinued operations' of the income statement. Following the completion of the planned transaction, Crédit Agricole S.A. holds the 100% of CACEIS’s share capital.
The joint depositary, custody and related asset servicing services of Santander and CACEIS in Latin America is not included in the scope of the transaction and continues to be jointly controlled by Santander and CACEIS.
iv. Accelerated placement of ordinary shares of Santander Bank Polska
On 10 September 2024, Banco Santander, S.A. announced an accelerated placement of 5,320,000 ordinary shares of its subsidiary Santander Bank Polska S.A., representing approximately 5.2% of its share capital, at a price of PLN 463 (EUR 108) per ordinary share. The transaction was settled on September 13, with the total transaction amounting to PLN 2,463 million (EUR 575 million). Banco Santander will continue to hold a majority stake in Santander Bank Polska S.A. of 62.2% of the share capital (prior to this transaction, the percentage of participation was 67.4%).
This sale has resulted in an increase in reserves and valuation adjustments of EUR 158 million and EUR 57 million, respectively, and an increase in minority equity of EUR 360 million.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
v. Tender offers for shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México
On 21 October 2022, Banco Santander, S.A. ('Banco Santander') announced that it intends to make concurrent cash tender offers to acquire all of the shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México ('Santander Mexico') in Mexico (Shares) and United States (American Depositary Shares ('ADSs')) which were not owned by Grupo Santander, which amount to approximately 3.76% of Santander Mexico’s share capital.
The offers were launched on 7 February 2023 and were originally scheduled to close on 8 March 2023. On 1 March 2023, Banco Santander announced its decision to extend the expiration date of the offers so that they could be concluded on 10 April 2023. Finally, after the offers' closing, 3.6% of the capital accepted the offer, which raised the Group's stake in Santander México from 96.2% to 99.8%.will be settled on 13 March 2023.
Shareholders who participated in the offerings received 24.52 Mexican pesos (approximately EUR 1.20) per Share and USD 6.6876 in cash for each ADS (i.e., the equivalent in United States dollars of 122.6 Mexican pesos in cash for each ADS at the US dollar/Mexican peso exchange rate on the expiration date of 10 April 2023),which corresponded to the book value of the Santander México share according to the quarterly report of Santander México corresponding to the fourth quarter of the year 2022 in accordance with applicable legislation, with a total disbursement by Banco Santander of approximately EUR 300 million.
The operation led to an increase of EUR 13 million in Reserves and a decrease of EUR 313 million in minority interests.
Once the offers were concluded and settled, Banco Santander proceeded to: (i) withdraw the ADSs from the listing on the New York Stock Exchange ('NYSE') and the Shares from the registry before the Securities and Exchange Commission ('SEC') in the United States and; (ii) cancel the registration of the Shares in the National Securities Registry of the National Banking and Securities Commission ('CNBV') and withdraw the listing of the Shares in the Mexican Stock Exchange, S.A.B. de C.V. ('BMV'). Said cancellation was approved by the extraordinary general shareholders' meeting of Santander México held on 30 November 2022, with the favourable vote of the holders of the shares that represent more than 95% of the shares of Santander Mexico, as required by the Mexican Securities Market Law.
Pursuant to Mexican law, on 12 May 2023, Banco Santander and Santander México established a trust (the 'Repurchase Trust'), to which the holders of the Shares that remain outstanding after the conclusion of the offers, to sell said Shares to the repurchase trust, at the same cash price that would have been paid to them in the Mexican offer with respect to the same. At the end of the year, said trust was liquidated and the Group's effective participation amounts to 99.98%.
c) Offshore entities
Spanish regulation
According to current Spanish regulation (Law 11/2021, of 9 July; Royal Decree 1080/1991, of 5 July; and Order HFP/115/2023, of 9 February), at year-end 2025 Grupo Santander has three branches in the non-cooperative jurisdictions of Jersey, the Isle of Man and the Cayman Islands (offshore entities). The Group also has a subsidiary in Guernsey, which is in the process of being wound up and is tax resident in the United Kingdom, and is therefore subject to its tax regime.
i. Offshore branches
As previously mentioned, Grupo Santander has three offshore branches in the non-cooperative jurisdictions of the Cayman Islands, the Isle of Man and Jersey. They report to, and consolidate balance sheets and income statements with, their respective foreign headquarters. They are taxed either with their headquarters (the Cayman Islands branch in Brazil) or in the territories they are located (Jersey and the Isle of Man, pertain to the UK).

These three offshore branches have a total of 147 employees as of December 2025.
ii. Subsidiaries in non-cooperative jurisdictions that are tax resident in the United Kingdom (UK)
Grupo Santander also has a subsidiary incorporated in the non-cooperative jurisdiction of Guernsey, which is not deemed an offshore entity because it operated exclusively from the UK and is tax resident there, and is therefore subject to UK tax law. This subsidiary is in the process of being liquidated as of December 31, 2025.

Additionally, during 2025 a subsidiary incorporated in Bermuda and tax resident in the United Kingdom, was liquidated.
iii. Other offshore holdings
From Brazil, Grupo Santander manages Santander Brazil Global Investment Fund SPC, a segregated portfolio company located in the Cayman Islands. The Group also holds minority, non-controlling financial interests in entities located in non-cooperative jurisdictions, including, among others, Klar Holdings Limited in the Cayman Islands.
The European Union (EU)
Santander has no presence in any of the 11 jurisdictions included on the EU Council’s blacklist of non-cooperative jurisdictions for tax purposes as of 31 December 2025. Additionally, the EU grey list comprises another 11 jurisdictions which have sufficiently committed to fully adapting their legislation to international tax standards, subject to monitoring by the EU. Within these grey-list jurisdictions, Santander operates only in Morocco through one subsidiary and holds a minority interest in a financial institution tax resident in that jurisdiction.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Organization for Economic Cooperation and Development (OECD)
Grupo Santander has no presence in any jurisdictions non-compliant with both OECD standards on transparency and exchange of information for tax purposes (the automatic exchange of information AEOI standard and the exchange of information on request EOIR standard), according to the last annual reports of the OECD Global Forum on Transparency and Exchange of Information for Tax Purposes, released on 2 December 2025.

However, Vietnam —a jurisdiction where Santander has a subsidiary— does not comply with the EOIR standard. Meanwhile, The Bahamas and Chile —jurisdictions where Santander is also present—, although they have complete legal and regulatory frameworks in place for the implementation of the AEOI standard, they still need to improve the effectiveness of this standard.

Santander presence in offshore territories at the end of 2025 is as follows:
Group presence in non-cooperative jurisdictions

Regulatory framework	Group presence in non-cooperative jurisdictions
	Subsidiaries	Branches
Spanish legislation[a]	—	3[b]
Council of the EU blacklist	—	—
OECD[c]	—	—
2025	—	3
2024	—	3
aAdditionally, there is one subsidiary constituted in Guernsey (in the process of winding up), but resident for tax purposes in the UK.
bThe Group has three branches in Jersey, the Isle of Man and the Cayman Islands. These jurisdictions are not included in the European Union’s October 2025 blacklist and fully comply with both OECD international standards on transparency and exchange of information for tax purposes (AEOI and EOIR).
cJurisdictions non-compliant with both OECD standards (AEOI and EOIR).

Grupo Santander has the right mechanisms (risk management, supervision, verification and review plans, and regular reporting) to prevent reputational, tax and legal risks in entities resident in non-cooperative jurisdictions. Grupo Santander also maintains its policy of limiting and reducing its presence in non-cooperative jurisdictions when possible.

PwC member firms audited the financial statements of Grupo Santander’s offshore entities in 2025, 2024 and 2023.
4. Distribution of Banco Santander's profit, shareholder remuneration scheme and earnings per share
a) Distribution of Banco Santander's profit and shareholder remuneration scheme
The distribution of the Bank's current annual results that the board of directors will propose for approval by the shareholders at the annual general meeting is as follows:

EUR million
To dividends	3,520
Dividend paid at 31 DecemberA	1,699
Complementary dividendB	1,821
To voluntary reservesC	7,593
Net profit for the year	11,113
A.Total amount paid as interim dividend, at the rate of EUR 11.5 fixed cents per eligible share (recorded in 'Shareholders' equity - Interim dividends').
B.Fixed complementary dividend of EUR 12.5 gross cents per eligible share, payable in cash as from 5 May 2026. The total amount has been estimated on the assumption that, as a result of the partial implementation of the buyback program announced on February 3, 2026, the number of the Bank's outstanding shares eligible for the dividend will be 14,568,470,446 and that, as envisaged, the capital increase submitted to the 2026 general meeting under item 6.C of the agenda will not be executed before 5 May 2026. Therefore, the total amount of the complementary dividend may be lower if more shares than initially envisaged are acquired under the buy-back programme, or higher if fewer shares are acquired under the buy-back programme or if the capital increase submitted to this general meeting under item 6.C of the agenda is executed before 5 May 2026.
C.Estimated amount corresponding to a complementary dividend of EUR 1,821,058,805.75. To be increased or reduced by the same amount by which the total amount of the final dividend is lower or higher, respectively, than its estimated amount.

The transcribed proposal comprises the part of the 2025 shareholder remuneration policy that is implemented through cash dividends (the interim dividend paid in November 2025 of EUR 11.5 cents per share with dividend entitlement, approved by the board of directors on September 30, 2025, and the complementary dividend expected to be paid as of 5 May 2026, of EUR 12.5 cents per share with the dividend entitlement, proposed by the board of directors on 24 February 2026, and therefore subject to approval by the general meeting).
The remuneration policy also provides for shareholder remuneration through the implementation of share buyback programmes, to which an amount equivalent to 25% of the Group’s underlying profit will be allocated. The first programme charged to 2025 results, amounting to approximately amount of EUR 1,700 million, was completed between August 2025 and December 2025. In addition, in 2025 Banco Santander announced its objective of allocating at least EUR 10,000 million to share buybacks in respect of 2025 and 2026 results and expected excess capital. As part of this objective, on 4 February 2026 a second buyback programme was launched for a maximum total amount of EUR 5,030 million, of which EUR 1,830 million corresponds to an amount equivalent to c.25% of the Group’s underlying profit in the second half of 2025, and the remaining EUR 3,200 million corresponds to c.50% of the capital released following completion of the sale of the 49% stake in Santander Bank Polska. A capital reduction resolution is also being submitted to the general meeting to enable the cancellation of the treasury shares acquired under this second buyback programme.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The accounting statement, prepared by the Bank pursuant to legal requirements, evidencing the existence of sufficient liquidity for the payment of the interim dividend on the date and for the amount mentioned above, was as follows:

EUR million
31 August 2025
Profit before taxes	6,193
Tax expense	635
Dividends paid in cash	—
Distributable maximum amount	5,558
Available liquidity	96,923
Finally, and although it does not form part of the remuneration charged to the 2025 financial year, it is hereby stated that, in execution of the resolution of the general meeting held on 4 April 2025, on 2 May 2025 the Bank paid a final cash dividend of EUR 11 cents per share charged to the results of the 2024 financial year. Finally, also charged to the results of 2024, the Bank implemented two repurchase programs. The first of them for a maximum amount of EUR 1,525 million, was completed in December 2024, and the second, for a maximum amount of EUR 1,587 million, was completed in June 2025.
b) Earnings/loss per share from continuing and discontinued operations
i. Basic earnings / loss per share
Basic earnings/loss per share are calculated by dividing the net profit attributable to the Group, adjusted by the after-tax amount of the remuneration of contingently convertible preference shares (PPCC) recognised in equity and the capital perpetual preference shares (PPCA) (see note 23), if applicable, by the weighted average number of ordinary shares outstanding during that period, excluding the average number of own shares held through that period.
Accordingly:

	2025	2024	2023
Profit (Loss) attributable to the Parent (EUR million)	14,101	12,574	11,076
Remuneration of PPCC and PPCA (EUR million) (note 23)	(622)	(620)	(492)
	13,479	11,954	10,584
Of which:
Profit (Loss) from discontinued operations (non controlling interest net) (EUR million)	962	822	717
Profit (Loss) from continuing operations (non-controlling interest and PPCC and PPCA net) (EUR million)	12,517	11,132	9,867
Weighted average number of shares outstanding	14,890,304,840	15,497,607,269	16,172,084,714
Basic earnings (Loss) per share (euros)	0.905	0.771	0.654
Of which, from discounted operations (euros)	0.065	0.053	0.044
Basic earnings (Loss) per share from continuing operations (euros)	0.840	0.718	0.610

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
ii. Diluted earnings / loss per share
Diluted earnings/loss per share are calculated by dividing the net profit attributable to the Group, adjusted by the after-tax amount of the remuneration of contingently convertible preference shares recognised in equity (PPCC) recognised in equity and the capital perpetual preference shares (PPCA) (see note 23), by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, and convertible debt securities).
Accordingly, diluted earnings/loss per share were determined as follows:

	2025	2024	2023
Profit (Loss) attributable to the Parent (EUR million)	14,101	12,574	11,076
Remuneration of PPCC and PPCA (EUR million) (Note 23)	(622)	(620)	(492)
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	—	—	—
	13,479	11,954	10,584
Of which:
Profit (Loss) from discontinued operations (net of non-controlling interests) (EUR million)	962	822	717
Profit (Loss) from continuing operations (net of non-controlling interests and PPCC and PPCA) (EUR million)	12,517	11,132	9,867
Weighted average number of shares outstanding	14,890,304,840	15,497,607,269	16,172,084,714
Dilutive effect of options/rights on shares	85,269,647	70,110,570	75,180,407
Adjusted number of shares	14,975,574,487	15,567,717,839	16,247,265,121
Diluted earnings (Loss) per share (euros)	0.900	0.768	0.651
Of which, from discounted operations (euros)	0.064	0.053	0.044
Diluted earnings (Loss) per share from continuing operations (euros)	0.836	0.715	0.607

5. Remuneration and other benefits paid to the Bank’s directors and senior managers
The following section contains qualitative and quantitative disclosures on the remuneration paid to the members of the board of directors —both executive and non-executive directors— and senior managers for 2025 and 2024.
a) Remuneration of Directors
i. Bylaw-stipulated emoluments
The annual general meeting held on 22 March 2013 approved an amendment to the Bylaws, whereby the remuneration of directors in their capacity as board members became an annual fixed amount determined by the annual general meeting. This amount shall remain in effect unless the shareholders resolve to change it at a general meeting. However, the board of directors may elect to reduce the amount in any years in which it deems such action justified.
The maximum remuneration established by the annual general meeting was EUR 6 million in 2025 (EUR 6 million in 2024), with two components: (a) an annual emolument and (b) attendance fees.
The specific amount payable for the above-mentioned items to each of the directors is determined by the board of directors. For such purpose, it takes into consideration the positions held by each director on the board, their membership of the board and the board committees and their attendance to the meetings thereof, and any other objective circumstances considered by the board.
The total Bylaw-stipulated emoluments earned by the directors in 2025 amounted to EUR 5.3 million (EUR 5.4 million in 2024).

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Annual allotment
For 2025, the board of directors, upon recommendation of the remuneration committee, approved a 3% increase in the annual allotments payable to the chair and members of the board and its committees (including the executive committee), as well as to the lead independent director and the non-executive Vice Chair . Accordingly, each director received, in respect of 2024 and 2025, the amounts corresponding to their service on the board and its committees, with such amounts determined by the specific position held, as detailed in the table below.

Amount per director in euros	2025	2024
Members of the board of directors	100,940	98,000
Members of the executive committee	175,100	170,000
Members of the audit committee	44,290	43,000
Members of the appointments committee	28,840	28,000
Members of the remuneration committee	28,840	28,000
Members of the risk supervision, regulation and compliance committee	44,290	43,000
Members of the responsible banking, sustainability and culture committee	28,840	28,000
Members of the innovation and technology committee	28,840	28,000
Chair of the audit committee	72,100	70,000
Chair of the appointments committee	51,500	50,000
Chair of the remuneration committee	51,500	50,000
Chair of the risk supervision, regulation and compliance committee	72,100	70,000
Chair of the responsible banking, sustainability and culture committee	51,500	50,000
Chair of the innovation and technology committee	72,100	70,000
Lead independent directorA	113,300	110,000
Non-executive Vice Chair	30,900	30,000
A.Glenn Hutchins has been allocated EUR 700,000 (including annual allowances and attendance fees) in minimum total annual pay set for the required time and dedication to perform his roles.
Attendance fees
The directors receive fees for attending board and committee meetings, excluding executive committee meetings, where no attendance fees are received.
In line with the adjustment to the annual allotments, the board of directors approved a 3% increase for 2025 in attendance fees compared with 2024.
Accordingly, attendance fees for meetings of the board and its committees (with the exception of the Executive Committee, for which no attendance fees are payable) amounted, for the last two years, to the totals set out in the table below:

Attendance fees per director per meeting in euros	2025	2024
Board of directors	2,785	2,704
Audit committee and risk supervision, regulation and compliance committee	1,821	1,768
Other committees (excluding executive committee)	1,606	1,560
ii. Salaries
The executive directors receive salaries. In accordance with the policy approved by the annual general meeting, salaries are composed of a fixed annual remuneration and a variable one, which consists in a unique incentive, which is a deferred variable remuneration plan linked to multi-year objectives, which establishes the following payment scheme:
•40% of the variable remuneration amount, determined at year-end on the basis of the achievement of the established objectives, is paid immediately.
•The remaining 60% is deferred over five years, provided that the conditions of permanence in the Group and non-concurrence of the malus clauses are met, and subject to long term metrics, taking into account the following accrual scheme:
–The accrual of the first and second portion (20% of total variable compensation, paid in 2027 and 2028) will be conditional on none of the malus clauses being triggered.
–The accrual of the third, fourth and fifth portion (40% of total variable compensation and paid in 2029, 2030 and 2031), is linked to objectives related to the period 2025—2027 and the metrics and scales associated with these objectives. The fulfilment of the objectives determines the percentage to be paid of the deferred amount in these three annuities, and these targets can reduce these amounts and the number of deferred instruments, or increase them up to a maximum achievement ratio of 125%, so executives have the incentive to exceed their targets.
In accordance with current remuneration policies, the amounts already paid will be subject to a possible recovery (clawback) by the Bank during the period set out in the policy in force at each moment.
Payment of the approved incentive is paid 40% in cash and the remaining 60% in instruments, consisting of Banco Santander shares and restricted stock units (RSUs) of PagoNxt, split as:
◦ the amount of PagoNxt RSUs set for each year; and
◦ the rest, all in shares of Banco Santander.
Comparative of executive remuneration (Chair and CEO)
The target bonus of the Executive Chair and the CEO for 2025 remains unchanged compared to 2024.

Variable contributions to pensions were not modified in 2025, so the amounts are the 22% of the 30% of the last three assigned bonus' average.
In assessing individual performance, the Board considered the Grupo Santander’s strong results for 2025, reflecting continued delivery of our strategic plan. Attributable profit reached EUR 14,101 million in 2025, up 12% year-on-year (or +16% in constant euros), with a TSR during the year of 132% (+60% in relative terms vs. our peer group).
The Board also evaluated the leadership of the Executive Chair and the Chief Executive Officer in delivering these results and advancing the Group’s strategic priorities. Taking these factors into account, it determined that both executives achieved an 'Exceptional' level of performance and approved the corresponding variable remuneration.
Moreover, the ratio of executive directors’ total remuneration to underlying attributable profit fell to 0.17% from 0.18% in 2024.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
iii. Detail by director
The detail, by bank director, of the short-term (immediate) and deferred (not subject to long-term goals) remuneration for 2025 and 2024 is provided below:

EUR thousand
	2025
	Bylaw-stipulated emoluments
	Annual emolument
	BoardF	Executive committee	Audit committee	Nomination committee	Remuneration committee[1]	Risk supervision, regulation and compliance oversight committee[2]	Responsible banking, sustainability and culture committee	Innovation and technology committee	Attendance fees and commissions
Ana Botín	101	175	—	—	—	—	—	29	44
Héctor Grisi	101	175	—	—	—	—	—	29	44
José Antonio Álvarez	132	175	—	—	—	44	—	29	67
Glenn Hutchins	412	—	—	29	80	—	—	101	78
Homaira Akbari	101	—	44	—	—	—	29	29	81
Javier BotínA	101	—	—	—	—	—	—	—	36
Sol Daurella	101	—	—	29	29	—	80	—	75
Henrique de Castro	101	—	44	—	29	—	—	29	80
Gina Díez	101	—	—	29	—	—	29	—	63
Luis Isasi	101	175	—	—	29	44	—	—	74
Belén Romana	101	175	44	80	—	44	—	29	107
Pamela Walkden	101	—	44	—	—	116	29	—	93
Germán de la Fuente	101	—	116	—	—	44	—	—	83
Carlos BarrabésB	101	—	—	29	—	—	29	29	71
Antonio WeissC	101	—	—	—	29	—	—	—	50
Bruce Carnegie-BrownD	—	—	—	—	—	—	—	—	—
Ramiro MatoE	—	—	—	—	—	—	—	—	—
Total 2025	1,857	875	292	196	196	292	196	304	1,047
Total 2024	1,791	933	306	183	168	263	190	280	1,240
A. All amounts received were reimbursed to Fundación Botín.
B. Director and member of the nomination committee, responsible banking, sustainability and culture committee and innovation and technology committee since 27 June 2024.
C. Director since 27 June 2024.
D. Stepped down as director on 22 March 2024.
E. Stepped down as director on 27 June 2024.
F. Also includes emoluments for other roles in the board.
Changes in the chairship or membership of the committees:
1.Antonio Weiss was appointed member of the remuneration committee on 1 January 2025.
2.José Antonio Álvarez was appointed member of the risk supervision, regulation and compliance oversight committee on 1 January 2025.

Other remuneration includes EUR 1,000 thousand for the role as non-executive Chair of the Santander España business unit and for attending its board and committee meetings for Luis Isasi. For José Antonio Álvarez, this amount includes remuneration as strategic advisor of Grupo Santander, life and health insurance contributions (EUR 678 thousand) and part of the former supplement for having waived the death and disability policy (EUR 12 thousand).

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	2025									2024

	Short-term and deferred (not subject to long-term goals) salaries of executive directors

	Fixed	Variable - immediate payment		Deferred variable
		In cash	In instruments	In cash	In instruments	Total	Pension contribution	Other remuneration	Total	Total
Ana Botín	3,435	2,003	2,003	1,001	1,002	9,444	1,341	843	11,977	12,127
Héctor Grisi	3,150	1,384	1,384	692	692	7,302	1,120	718	9,489	9,137
José Antonio Álvarez	—	—	—	—	—	—	—	2,440	2,887	3,698
Glenn Hutchins	—	—	—	—	—	—	—	—	700	700
Homaira Akbari	—	—	—	—	—	—	—	—	284	285
Javier BotínA	—	—	—	—	—	—	—	—	137	144
Sol Daurella	—	—	—	—	—	—	—	—	314	292
Henrique de Castro	—	—	—	—	—	—	—	—	283	300
Gina Díez	—	—	—	—	—	—	—	—	222	225
Luis Isasi	—	—	—	—	—	—	—	1,000	1,423	1,440
Belén Romana	—	—	—	—	—	—	—	—	581	599
Pamela Walkden	—	—	—	—	—	—	—	—	383	381
Germán de la Fuente	—	—	—	—	—	—	—	—	344	338
Carlos BarrabésB	—	—	—	—	—	—	—	—	259	128
Antonio WeissC	—	—	—	—	—	—	—	—	180	72
Bruce Carnegie-BrownD	—	—	—	—	—	—	—	—	—	78
Ramiro MatoE	—	—	—	—	—	—	—	—	—	271
Total 2025	6,585	3,387	3,387	1,693	1,694	16,746	2,461	5,001	29,462	—
Total 2024	6,585	3,130	3,130	1,877	1,879	16,601	2,444	5,815	—	30,214
Footnotes in previous table.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Following is the detail by executive director of the salaries linked to multi-year objectives at their fair Value, which will only be received if the conditions of permanence in the Group, non-applicability of malus clauses and achievement of the established objectives are met (or, as the case may be, of the minimum thresholds thereof, with the consequent reduction of amount agreed-upon at the end of the year) in the terms described in Note 46.

EUR thousand
	2025				2024
	Variable subject to long-term objectives[1]
	In cash	In shares	In RSUs	Total	Total
Ana Botín	701	1,893	210	2,804	2,332
Héctor Grisi	484	1,277	176	1,938	1,611
Total	1,185	3,170	386	4,742	3,943
1. Corresponds with the fair value of the maximum amount they are entitled to in a total of 3 years: 2029, 2030 and 2031, subject to conditions of continued service, with the exceptions provided, and to the non-applicability of malus clauses and achievement of the objectives established. The face value of the three aforementioned deferred amounts is EUR 6,774 thousand for 2025 (EUR 4,006 thousand for Ana Botín and EUR 2,768 thousand for Héctor Grisi).
The fair value has been determined at the grant date based on the valuation report of an independent expert, Willis Towers Watson. Based on the design of the plan for 2025 and the levels of achievement of similar plans in comparable entities, the fair value considered is 70% of the variable remuneration subject to long-term objectives. (see note 46).
Note 5.e below includes disclosures on the shares delivered from the deferred remuneration schemes in place in previous years and for which delivery conditions were met, as well as on the maximum number of shares that may be received in future years in connection with the aforementioned 2025 and 2024 variable remuneration plans.
b) Remuneration of the board members as representatives of the Bank
By resolution of the executive committee, all the remuneration received by the Bank’s directors who represent the Bank on the boards of directors of listed companies in which the Bank has a stake, paid by those companies and relating to appointments made on or after 18 March 2002, accrues to the Group. In 2025 the Bank’s directors did not receive any remuneration in respect of these representative duties.
On the other hand, in their personal capacity, in 2025 Homaira Akbari was paid USD 100 thousand (EUR 85 thousand) as member of the board of Santander Consumer USA Holdings, Inc. and EUR 200 thousand as member of the board of PagoNxt S.L., and José Antonio Álvarez and Henrique de Castro were each paid the same EUR 200 thousand as members of the board of PagoNxt S.L. (Henrique de Castro also received EUR 15 thousand as member of the nomination committee of PagoNxt, S.L.). Likewise, Pamela Walkden was paid GBP 100 thousand (EUR 115 thousand) as member of Santander UK plc and Santander UK Group Holdings; and Belén Romana EUR 157 thousand as member of the Board of Santander Insurance, S.L.
Likewise, Luis Isasi was paid EUR 1,000 thousand as non-executive Chair of the Santander España business unit and for attending its board and committee meetings (amounts paid by Banco Santander, S.A.).

And finally, José Antonio Álvarez, as strategic adviser of Grupo Santander, received fixed remuneration of EUR 1,750 thousand. In addition, he received the life and health insurance contributions, and the part of the former supplement for having waived the death and disability policy.
c) Post-employment and other long-term benefits
In 2012, the contracts of Ana Botín and other members of the Bank's senior management with defined benefit pension commitments were modified to transform these commitments into a defined contribution system, which covers the contingencies of retirement, disability and death. From that moment on, the Bank makes annual contributions to their pension system for their benefit.
This system gives them the right to receive benefits upon retirement, regardless of whether or not they are active at the Bank at such time, based on contributions to the system, and replaced their previous right to receive a pension supplement in the event of retirement.
The initial balance for Ana Botín in the new defined benefits system corresponded to the market value of the assets from which the provisions corresponding to the respective accrued obligations had materialised on the date on which the old pension commitments were transferred into the new benefits system.
Since 2013, the Bank has made annual contributions to the benefits system for executive directors and other members of executive team, in proportion to their respective pensionable bases, until they leave Grupo Santander or until their retirement within the Group, death, or disability.
The benefit plan system is outsourced to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A., and the economic rights of the foregoing directors under this plan belong to them regardless of whether or not they are active at the Bank at the time of their retirement, death or disability.
In accordance with the provisions of the remuneration regulations, contributions made calculated on variable remuneration are subject to the discretionary pension benefits regime. Under this regime, contributions are subject to malus clauses and clawback according to the policy in force at any given time and during the same period in which the variable remuneration is deferred.
Furthermore, they must be invested in bank shares for a period of five years from the date when the executive director leaves the Group, regardless of whether or not they leave to retire. Once that period has elapsed, the amount invested in shares will be reinvested, along with the remainder of the cumulative balance corresponding to the executive director, or it will be paid to the executive director or to their beneficiaries in the event of a contingency covered by the benefits system.

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As per the director´s remuneration policy approved at the 23 March 2018 general shareholder´s meeting, the system was changed with a focus on:
•Aligning the annual contributions with practices of comparable institutions.
•Reducing future liabilities by eliminating the supplementary benefits scheme in the event of death (death of spouse or parent) and permanent disability of serving directors.
•Not increasing total costs for the Bank.
The changes to the system were the following:
•Fixed and variable pension contributions were reduced to 22% of the respective pensionable bases. The gross annual salaries and the benchmark variable remuneration were increased in the corresponding amount with no increase in total costs for the Bank. The pensionable base for the purposes of the annual contributions for the executive directors is the sum of fixed remuneration plus 30% of the average of their last three variable remuneration amounts. This means complying with Circular 2/2016 of the Bank of Spain, standard 41, on pension benefits, by which a part of not less than 15% of the total contribution must be based on variable components.
•The death and disability supplementary benefits were eliminated since 1 April 2018. A fixed remuneration supplement (included in other remuneration in section a.iii in this note) was implemented the same date. During 2025, this fixed remuneration supplement has expired both for Ana Botín and José Antonio Álvarez, in line with the age of 65 initially set at the time this remuneration component was approved.
•The total amount insured for life and accident insurance was increased.
The provisions recognised in 2025 and 2024 for retirement pensions were as follows:

EUR thousand
	2025	2024
Ana Botín	1,341	1,339
Héctor Grisi	1,120	1,105
Total	2,461	2,445
Following is a detail of the balances relating to each of the directors under the welfare system as of 31 December 2025 and 2024:

EUR thousand
	2025	2024
Ana Botín	65,027	54,731
Héctor Grisi	2,033	1,299
José Antonio Álvarez	23,178	20,326
Total	90,238	76,356
d) Insurance
The Group pays for life insurance policies for the Bank’s directors, who will be entitled to receive benefits if they are declared disabled. In the event of death, the benefits will be payable to their heirs. The premiums paid by the Group are included in the 'Other remuneration' column of the table shown in Note 5.a.iii above. Also, the following table provides information on the sums insured for the Bank’s directors:

Insured capital
EUR thousand
	2025	2024
Ana Botín	20,659	21,525
Héctor Grisi	12,600	12,600
José Antonio Álvarez	10,500	11,215
Total	43,759	45,340
The insured capital has been modified in 2018 for Ana Botín as part of the pension systems transformation set out in note 5.c) above, which has encompassed the elimination of the supplementary benefits systems (death of spouse and death of parent) and the increase of the life and accident insurance annuities.
During 2025 and 2024, the Group has disbursed a total amount of EUR 8.3 million and EUR 13.5 million, respectively, for the payment of civil-liability insurance premiums. These premiums correspond to several civil-liability insurance policies that hedge, among others, directors, senior management and other managers and employees of the Group and the Bank itself, as well as its subsidiaries, in light of certain types of potential claims of third parties. For this reason, it is not possible to disaggregate or individualize the amount that correspond to the directors and executives.
As of 31 December 2025 and 2024, no life insurance commitments exist for the Group in respect of any other directors.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
e) Deferred variable remuneration systems
The following information relates to the maximum number of shares to which the executive directors are entitled at the beginning and end of 2025 and 2024 due to their participation in the deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to 2025 and prior years, as well as on the deliveries, in shares or in cash, made to them in 2025 and 2024 once the conditions for the receipt thereof had been met (see Note 46):
i) Deferred variable compensation plan linked to multiannual objectives
In the annual shareholders meeting of 18 March 2016, with the aim of simplifying the remuneration structure, improving the ex-ante risk adjustment and increasing the incidence of long-term objectives, the bonus plan (deferred and conditioned variable compensation plan) and ILP were replaced by one single plan.
The variable remuneration of executive directors and certain executives (including senior management) corresponding to 2025 has been approved by the board of directors and implemented through the tenth cycle of the deferred variable remuneration plan linked to multi-year objectives. The application of the plan was authorised by the annual general meeting of shareholders, as it entails the delivery of shares to the beneficiaries.
As indicated in section a.ii of this note, 60% of the variable remuneration amount is deferred over five years for executive directors, to be paid, where appropriate, provided that the conditions of permanence in the Group, according to the following accrual scheme:
•The accrual of the first and second parts (instalments in 2027 and 2028) is conditional on none of the malus clauses being triggered.
•The accrual of the third, fourth and fifth parts (instalments in 2029, 2030 and 2031) is linked to non-concurrence of malus clauses and the fulfilment of certain objectives related to the 2025‑ 2027 period. These objectives and their respective weights are:
–Banco Santander’s consolidated Return on tangible equity (RoTE) target in 2027 (weight of 30%).
–Relative performance of Banco Santander's total shareholder return (TSR) in 2025-2027 in respect of the weighted TSR of a peer group comprising 9 credit institutions, with the appropriate TSR ratio based on the group’s TSR among its peers (weight of 50%).
–Four sustainability metrics, which have different weighting (with a total weight of 20%).
The degree of compliance with the above objectives determines the percentage to be applied to the deferred amount in these three annuities, with a maximum achievement ratio of 125%, so executives have the incentive to exceed their targets.
Both the immediate payment and the two first deferrals (short-term part) are paid 50% in cash and the remaining 50% in instruments. The last three deferrals (conditioned to long-term metrics) are paid 25% in cash and 75% in instruments.
The accrual of deferred amounts (whether or not subject to performance measures) is conditioned, in addition to the permanence of the beneficiary in the Group, to non-occurrence, during the period prior to each of the deliveries, of any the circumstances giving rise to the application of malus as set out in the Group’s remuneration policy in its chapter related to malus and clawback. Likewise, the amounts already paid of the incentive will be subject to clawback by the Bank in the cases and during the term foreseen in said policy, and in accordance with the terms and conditions foreseen in it.
Malus and clawback clauses are triggered by poor financial performance of Banco Santander, a division or area, or exposures from staff as a result of an executive(s)’s management of, at least, one of these factors:
i.Significant failures in risk management committed by the entity, or by a business unit or risk control.
ii.The increase suffered by the entity or by a business unit of its capital needs, not foreseen at the time of generation of the exposures.
iii.Regulatory sanctions or judicial sentences from events that could be attributable to the unit or the personnel responsible for those. Also, the breach of internal codes of conduct of the entity.
iv.Irregular conduct, whether individual or collective. In this regard, the negative effects derived from the marketing of inappropriate products and the responsibilities of the people or bodies that made those decisions will be specially considered.
In addition to the existing policy on malus and clawback clauses of our remuneration policy, the addendum to our remuneration policy entitled 'Financial Statement Restatement Compensation' regulates the recoupment of compensation received by the executive directors of Banco Santander, S.A., and senior management, in the event of a financial restatement (according to the regulation) resulting from material noncompliance with financial reporting requirements under US federal securities laws.
The maximum amount of shares to be delivered under the plan is within the maximum amount of the award to be delivered in shares (EUR 11.5 million) approved at the 2025 AGM for executive directors. At its meeting on 25 November 2025 and pursuant to the powers granted by shareholders at the 2025 AGM, the board agreed to amend the calculation period used to determine the number of shares to be delivered from 50 to 30 trading sessions (under no circumstances may the number of shares exceed the maximum approved at the AGM), as the board considered that this better reflects market practice and enables us to offset share price volatility. Thus, the number of shares to be delivered under the 2025 policy has been calculated with the weighted average daily volume of weighted average listing prices of Banco Santander shares in the 30 trading sessions prior to the Friday (not inclusive) before 4 February 2025 (the date on which the board approved the 2025 bonus for executive directors), which was EUR 10.261 per share. According to an independent experts' valuation, the price per PagoNxt, S.L. RSU equals EUR 61.07.

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ii) Shares assigned by deferred variable remuneration plans
The following table shows the number of Santander shares assigned to each director already in service and pending delivery as of 1 January 2024, 31 December 2024 and 31 December 2025, as well as the gross shares that were delivered to them in 2024 and 2025, either in the form of an immediate payment or a deferred payment. In this case after having been appraised by the board, at the proposal of the remuneration committee, that the corresponding one-fifth of each plan had accrued. They come from the deferred conditional and linked to multi-year objectives in 2019, 2020, 2021, 2022, 2023, 2024 and 2025 were formalized.

Share-based variable remuneration
	Maximum number of shares to be delivered at January 1,2024	Shares delivered in 2024 (immediate payment 2023 variable remuneration)	Shares delivered in 2024 (deferred payment 2022 variable remuneration)	Shares delivered in 2024 (deferred payment 2021 variable remuneration)	Shares delivered in 2024 (deferred payment 2020 variable remuneration)	Shares delivered in 2024 (deferred payment 2019 variable remuneration)	Variable remuneration 2024 (Maximum number of shares to be delivered)
2019 variable remuneration
Ana Botín	70,905	—	—	—	—	(35,452)	—
José Antonio Álvarez	47,386	—	—	—	—	(23,693)	—
	118,290	—	—	—	—	(59,145)	—
2020 variable remuneration
Ana Botín	93,146	—	—	—	(31,049)	—	—
José Antonio Álvarez	50,594	—	—	—	(16,865)	—	—
	143,740	—	—	—	(47,914)	—	—
2021 variable remuneration
Ana Botín	710,698	—	—	(177,675)	—	—	—
José Antonio Álvarez	479,644	—	—	(119,911)	—	—	—
	1,190,342	—	—	(297,586)	—	—	—
2022 variable remuneration
Ana Botín	358,419	—	(62,334)	—	—	—	—
José Antonio Álvarez	241,954	—	(42,079)	—	—	—	—
	600,374	—	(104,413)	—	—	—	—
2023 variable remuneration
Ana Botín	1,127,209	(469,286)	—	—	—	—	—
Héctor Grisi	749,143	(321,645)	—	—	—	—	—
	1,876,352	(790,931)	—	—	—	—	—
2024 variable remuneration
Ana Botín	—	—	—	—	—	—	976,463
Héctor Grisi	—	—	—	—	—	—	656,033
	—	—	—	—	—	—	1,632,496
2025 variable remuneration[1]
Ana Botín	—	—	—	—	—	—	—
Héctor Grisi	—	—	—	—	—	—	—
	—	—	—	—	—	—	—
1.For each director, 40% of the shares indicated correspond to the short-term variable (or immediate payment). The remaining 60% is deferred for delivery, where appropriate, in the next five years, the last three being subject to the fulfilment of multiannual objectives. Maximum opportunity subject to regulatory ratio compliance.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Maximum number of shares to be delivered at December 31, 2024	Instruments matured but not consolidated at January 1, 2025[2]	Shares delivered in 2025 (immediate payment 2024 variable remuneration)	Shares delivered in 2025 (deferred payment 2023 variable remuneration)	Shares delivered in 2025 (deferred payment 2022 variable remuneration)	Shares delivered in 2025 (deferred payment 2021 variable remuneration)	Shares delivered in 2025 (deferred payment 2020 variable remuneration)	Shares delivered in 2025 (deferred payment 2019 variable remuneration)	Variable remuneration 2025 (Maximum number of shares to be delivered)	Maximum number of shares to be delivered at December 31, 2025

35,452	—	—	—	—	—	—	(35,452)	—	—
23,693	—	—	—	—	—	—	(23,693)	—	—
59,145	—	—	—	—	—	—	(59,145)	—	—

62,097	—	—	—	—	—	(31,049)	—	—	31,048
33,729	—	—	—	—	—	(16,865)	—	—	16,864
95,826	—	—	—	—	—	(47,914)	—	—	47,912

533,023	(44,774)	—	—	—	(162,750)	—	—	—	325,499
359,733	(30,218)	—	—	—	(109,838)	—	—	—	219,677
892,756	(74,992)	—	—	—	(272,588)	—	—	—	545,176

296,085	—	—	—	(62,334)	—	—	—	—	233,751
199,875	—	—	—	(42,079)	—	—	—	—	157,796
495,961	—	—	—	(104,413)	—	—	—	—	391,548

657,923	—	—	(114,421)	—	—	—	—	—	543,502
427,498	—	—	(74,347)	—	—	—	—	—	353,151
1,085,421	—	—	(188,768)	—	—	—	—	—	896,653

976,463	—	(404,447)	—	—	—	—	—	—	572,016
656,033	—	(279,480)	—	—	—	—	—	—	376,553
1,632,496	—	(683,927)	—	—	—	—	—	—	948,569

—	—	—	—	—	—	—	—	602,746	602,746
—	—	—	—	—	—	—	—	408,159	408,159
—	—	—	—	—	—	—	—	1,010,904	1,010,904

2.The levels of achievement of the multi-year metrics of the long-term variable remuneration plans:
1) Seventh cycle of the deferred multi-year objectives variable remuneration plan (2022): 115.2% of achievement for the period 2022-2024.
a. RoTE metric for 2024 year-end period at 150%. Weight of 40.0%.
b. Relative TSR metric in 2022-2024 period at 83% of achievement. Weight of 40.0%.
c. Sustainability metrics at 25% of achievement. Weight of 20.0%.
2) Sixth cycle of the deferred multi-year objectives variable remuneration plan (2021): 91.6% of achievement for the period 2021-2023.
a. CET1 metric at 100% of achievement for 2023 year-end period (target 12.00%). Weight of 33.3%.
b. Underlying BPA growth at 150% of achievement (target growth of 100%). Weight of 33.3%.
c. TSR metric at 25% of achievement (target of 33 to 66 percentile). Weight of 33.3%.

3) Fifth cycle of the deferred multi-year objectives variable remuneration plan (2020): 83.0% of achievement for the period 2020-2022.
a. CET1 metric at 100% of achievement for 2022 year-end period (target 12.00%). Weight of 33.3%.
b. Underlying BPA growth at 150% of achievement (target growth of 10%). Weight of 33.3%.
c. TSR metric at 0% of achievement (minimum target of 33% not reached). Weight of 33.3%

Furthermore, the maximum number of RSUs of PagoNxt, S.L. to be delivered under the current plan (and subject to regulatory ratio compliance) is 9,415 and 7,909 units for Ana Botín and Héctor Grisi, respectively.

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In addition, the table below shows the cash delivered in 2025 and 2024, by way of either immediate payment or deferred payment, in the latter case once the Board had determined, at the proposal of the remuneration committee, that one deferral relating to each plan had accrued:

EUR thousand
	2025		2024
	Cash paid (immediate payment 2024 variable remuneration)	Cash paid (deferred payments from 2023, 2022, 2021 and 2020 variable remuneration)	Cash paid (immediate payment 2023 variable remuneration)	Cash paid (deferred payments from 2022, 2021, 2020 and 2019 variable remuneration)
Ana Botín	1,851	1,759	1,780	1,419
Héctor Grisi	1,279	366	1,220	863
José Antonio Álvarez	—	815	—	945
Total	3,130	2,940	3,000	3,228
iii) Information on former members of the board of directors
The chart below includes information on the maximum number of shares to which former members of the board of directors, are entitled for their participation in the various deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to the years in which they were executive directors. Also set forth below is information on the deliveries, whether in shares or in cash, made in 2025 and 2024 to former board members, upon achievement of the conditions for the receipt thereof (see note 46):

Maximum number of shares to be delivered
	2025	2024
Deferred conditional variable remuneration plan and linked to objectives (2019)	—	24,490
Deferred conditional variable remuneration plan and linked to objectives (2020)	35,511	71,024
Deferred conditional variable remuneration plan and linked to objectives (2021)	137,400	206,100

Number of shares delivered
	2025	2024
Deferred conditional variable remuneration plan and linked to objectives (2018)	—	29,860
Deferred conditional variable remuneration plan and linked to objectives (2019)	24,490	24,490
Deferred conditional variable remuneration plan and linked to objectives (2020)	35,512	35,512
Deferred conditional variable remuneration plan and linked to objectives (2021)	68,700	12,911
In addition, EUR 724 thousand and EUR 650 thousand relating to the deferred portion payable in cash of the aforementioned plans were paid each in 2025 and 2024.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
f) Loans
Grupo Santander’s direct risk exposure to the bank’s directors and the guarantees provided for them are detailed below. These transactions were made on terms equivalent to those that prevail in arm’s-length transactions or the related compensation in kind was recognized:

EUR thousand
	2025			2024
	Loans and credits	Guarantees	Total	Loans and credits	Guarantees	Total
Ana Botín	3	—	3	—	—	—
Héctor Grisi	—	—	—	—	—	—
José Antonio Álvarez	—	—	—	—	—	—
Glenn Hutchins	—	—	—	—	—	—
Antonio Francesco Weiss B	—	—	—	—	—	—
Belén Romana	—	—	—	—	—	—
Bruce Carnegie-Brown A	—	—	—	—	—	—
Germán de la Fuente	—	—	—	—	—	—
Gina Díez Barroso	—	—	—	5	—	5
Henrique de Castro	—	—	—	—	—	—
Homaira Akbari	—	—	—	—	—	—
Javier Botín	—	—	—	—	—	—
Juan Carlos Barrabés C	137	—	137	138	—	138
Luis Isasi	—	—	—	—	—	—
Pamela Walkden	—	—	—	—	—	—
Ramiro Mato D	—	—	—	—	—	—
Sol Daurella	—	—	—	—	—	—
	140	—	140	143	—	143
A.Ceased as director of Banco Santander, S.A. on 22 March 2024.
B.Director since 27 June 2024.
C.Director since 27 June 2024.
D.Ceased as director of Banco Santander, S.A. on 27 June 2024 .
g) Senior management
The table below includes the amounts relating to the short-term remuneration of the members of senior management at 31 December 2025 and those at 31 December 2024, excluding the remuneration of the executive directors, which is detailed above.

EUR thousand
		Short-term salaries and deferred remuneration
			Variable remuneration (bonus) - Immediate payment		Deferred variable remuneration
Year	Number of persons	Fixed	In cash	In instruments[2]	In cash	In instruments[3]	Pensions	Other remuneration[1]	Total
2025	15	19,255	9,179	9,180	4,306	4,306	4,910	6,456	57,592
2024	14	16,466	7,376	7,377	3,319	3,320	4,520	7,153	49,531
1.Includes other remuneration items such as life and medical insurance premiums and localization aids and lastly RSUs from PagoNxt S.L., for the work of one director in said entity.
2.    The amount of immediate payment for 2024 is 894,587 shares (1,611,965 Santander shares in 2024).
3.    The deferred amount in instruments not linked to long-term objectives for 2024 is 416,410 shares ( 725,399 Santander shares in 2024).
In addition to the amounts reflected in the table, salary remunerations amounting to EUR 4,118 thousand were granted in the form of buyouts and sign-on awards, related to the recruitment of new members who joined this employee group during the year.
In 2025, the ratio of variable to fixed pay components was 134% of the total for senior managers, well within the maximum limit of 200% set by 2024 AGM.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Also, the detail of the breakdown of the remuneration linked to long-term objectives of the members of senior management at 31 December 2025 and 31 December 2024 is provided below. These remuneration payments shall be received, as the case may be, in the corresponding deferral periods, upon achievement of the conditions stipulated for each payment (see note 46):

EUR thousand
		Variable remuneration subject to long-term objectives[1]
Year	Number of people	Cash payment	Instrument payment	Total
2025	15	4,521	4,522	9,043
2024	14	3,485	3,486	6,971
1.    Relates to the fair value of the maximum annual amounts for years 2029, 2030 and 2031 of the tenth cycle of the deferred conditional variable remuneration plan (2028, 2029 and 2030 for the ninth cycle of the deferred variable compensation plan linked to annual objectives for the year 2024). The face value of the three aforementioned deferred amounts is EUR 12,919 thousand for 2025.
Additionally, members of senior management who stepped down from their roles in 2025 consolidated salary remuneration and other remuneration for a total amount of EUR 2,905 thousand (EUR 12,303 thousand in 2024). In 2025 rights regarding variable pay subject to long-term objectives amounted to EUR 342 thousand (EUR 633 thousand were generated in 2024 for this collective).
The maximum number of Santander shares that the members of senior management at each plan grant date (excluding executive directors) were entitled to receive as of 31 December 2025 and 31 December 2024 relating to the deferred portion under the various plans then in force is the following (see note 46):

Maximum number of shares to be delivered
	2025	2024
Deferred conditional variable remuneration plan and linked to objectives (2019)	—	71,294
Deferred conditional variable remuneration plan and linked to objectives (2020)	145,704	370,522
Deferred conditional variable remuneration plan and linked to objectives (2021)	486,863	966,680
Deferred conditional variable remuneration plan and linked to objectives (2022)	891,305	1,430,464
Deferred conditional variable remuneration plan and linked to objectives (2023)	934,609	1,395,815
Deferred conditional variable remuneration plan and linked to objectives (2024)	1,601,213	—
Since the conditions established in the corresponding deferred share-based remuneration schemes for prior years had been met, the following number of Santander shares was delivered in 2025 and 2024 to the senior management, in addition to the payment of the related cash amounts:

Number of shares delivered
	2025	2024
Deferred conditional variable remuneration plan and linked to objectives (2018)	—	57,730
Deferred conditional variable remuneration plan and linked to objectives (2019)	54,249	71,294
Deferred conditional variable remuneration plan and linked to objectives (2020)	145,704	185,261
Deferred conditional variable remuneration plan and linked to objectives (2021)	243,433	351,777
Deferred conditional variable remuneration plan and linked to objectives (2022)	266,390	357,615
Deferred conditional variable remuneration plan and linked to objectives (2023)	233,652	1,212,984
Deferred conditional variable remuneration plan and linked to objectives (2024)	1,399,679	—
As indicated in note 5.c above, senior management participate in the benefit system created in 2012, which covers the contingencies of retirement, disability and death. Banco Santander makes annual contributions to the benefit plans of its senior managers. In 2012, the contracts of the senior managers with benefit pension commitments were amended to transform them into a contribution system. The system, which is outsourced to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A., gives senior managers the right to receive benefits upon retirement, regardless of whether or not they are active at Banco Santander at such time, based on contributions to the system. This new system replaced their previous right to receive a pension supplement in the event of retirement. In the event of pre-retirement, and up to the retirement date, senior managers appointed prior to September 2015 are entitled to receive an annual allowance.
In addition, further to applicable remuneration regulations, from 2016 (inclusive), a discretionary pension benefit component of at least 15% of total remuneration in contributions to the pension system has been included. Under the regime corresponding to these discretionary benefits, the contributions that are calculated on variable remunerations are subject to malus and clawback clauses, subject to policies applicable at each time, and during the same period in which the variable remuneration is deferred.
Likewise, the annual contributions calculated on variable remunerations must be invested in Bank shares for a period of five years from the date that the senior manager leaves the Group, regardless of whether or not they leave to retire. Once that period has elapsed, the amount invested in shares will be reinvested, along with the remainder of the cumulative balance corresponding to the senior manager, or it will be paid to the senior manager or to their beneficiaries in the event of a contingency covered by the benefits system.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The contracts of some members of senior management were modified at the beginning of 2018 with the same objective and changes indicated in section c of this note for Ana Botín. The modifications, which are aimed at aligning the annual contributions with the practices of comparable institutions and reducing the risk of future obligations by eliminating the supplementary scheme for death (widowhood and orphanhood) and permanent disability in service without increasing the costs to the bank, are as follows:
•Contributions to the pensionable bases were reduced. Gross annual salaries were increased in the corresponding amount.
•The death and disability supplementary benefits were eliminated since 1 January 2018 for some members of senior management and since 1 April 2018 for executive directors. A fixed remuneration supplement reflected in other remuneration in the table above was implemented on the same date.
•The amounts insured for life and accident insurance were increased.
All of the above was done without an increase in total cost for the Bank.
The balance as of 31 December 2025 in the pension system for those who were part of senior management at year end amounted to EUR 51 million (EUR 51 million at 31 December 2024).
The net charge to income corresponding to pension amounted to EUR 4.9 million in 2025 (EUR 4.5 million in 31 December 2024).
In 2025 and 2024 there have been no payments in the form of a single payment of the annual voluntary pre-retirement allowance.
Additionally, the capital insured by life and accident insurance at 31 December 2025 of this group amounts to EUR 78 million (EUR 83 million at 31 December 2024).
h) Post-employment benefits to former directors and former senior executive vice presidents
The post-employment benefits and settlements paid in 2025 to former directors of the Bank, other than those detailed in note 5.c amounted to EUR 5.6 million and EUR 5.6 million in 2024, respectively. Also, the post-employment benefits and settlements paid in 2025 to former executive vice presidents amounted to EUR 16 million and EUR 12.7 million in 2024, respectively.
Contributions to insurance policies that hedge pensions to previous members of the Bank’s board of directors, amounted to EUR 0.17 million in 2025 (EUR 0.17 million in 2024). Likewise, contributions to insurance policies that hedge pensions for previous senior managers amounted to EUR 1.3 million in 2025 (EUR 2.3 million in 2024).
No releases or charges were recorded in the consolidated income statement for pension commitments and similar obligations held by the Group with previous former members of the bank's board of directors or former members of senior management in 2025 and 2024.
In addition, 'Provisions - Pension Fund and similar obligations' in the consolidated balance sheet as at 31 December 2025 included EUR 43 million in respect of the post-employment benefit obligations to former Directors of the Bank (EUR 46 million at 31 December 2024) and EUR 108 million corresponding to former members of senior management (EUR 96 million at 31 December 2024).
i) Pre-retirement and retirement
The board of directors approved an amendment to the contracts of executive directors whereby they ceased to have the right to pre-retire in case of termination of his contract.
j) Contract termination
The executive directors and members of senior management have indefinite-term employment contracts. Executive directors or senior managers whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. If Banco Santander terminates the contract for any other reason, they will be entitled to the corresponding legally-stipulated termination benefit, without prejudice to any compensation that may for non-competition obligations, as detailed in the directors' remuneration policy.
If Banco Santander were to terminate her contract, Ana Botín would have to remain at Banco Santander’s disposal for a period of 4 months in order to ensure an adequate transition, and would receive her fixed salary during that period.
k) Information on investments held by the directors in other companies and conflicts of interest
None of the members of the board of directors have declared that they or persons related to them may have a direct or indirect conflict of interest with the interests of Banco Santander, S.A., as set forth in article 229 of the Corporate Enterprises Act.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
6. Loans and advances to central banks and credit institutions
The detail, by classification, type and currency, of Loans and advances to central banks and credit institutions in the consolidated balance sheets is as follows:

EUR million
CENTRAL BANKS	2025	2024	2023
Classification
Financial assets held for trading	14,632	12,966	17,717
Non-trading financial assets mandatorily at fair value through profit or loss	—	—	—
Financial assets designated at fair value through profit or loss	—	—	—
Financial assets designated at fair value through other comprehensive income	—	—	—
Financial assets at amortised cost	15,986	16,179	20,082
	30,618	29,145	37,799
Type
Time deposits	15,986	16,179	17,747
Reverse repurchase agreements	14,632	12,966	20,052
Impaired assets	—	—	—
Valuation adjustments for impairment	—	—	—
	30,618	29,145	37,799
CREDIT INSTITUTIONS
Classification
Financial assets held for trading	25,967	27,314	14,061
Non-trading financial assets mandatorily at fair value through profit or loss	—	—	—
Financial assets designated at fair value through profit or loss	413	408	459
Financial assets designated at fair value through other comprehensive income	1,120	363	313
Financial assets at amortised cost	61,513	55,537	57,917
	89,013	83,622	72,750
Type
Time deposits	10,665	9,036	8,560
Reverse repurchase agreements	52,365	48,932	35,846
Non- loans advances	25,987	25,659	28,353
Impaired assets	—	—	—
Valuation adjustments for impairment	(4)	(5)	(9)
	89,013	83,622	72,750
CURRENCY
Euro	43,697	43,347	34,229
Pound sterling	5,147	2,424	3,539
US dollar	23,320	22,539	17,602
Brazilian real	43,577	39,379	47,151
Other currencies	3,890	5,078	8,028
TOTAL	119,631	112,767	110,549
The loans and advances to credit institutions classified under 'Financial assets at amortised' cost are mainly time accounts and deposits.
Note 51 contains a detail of their residual maturity periods.
This line item also includes irrevocable payment commitments to the Single Resolution Fund made in accordance with article 70.3 of Regulation 806/2014, which establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain security service companies. investment within the framework of a Single Resolution Mechanism and a Single Resolution Fund, for which, in accordance with the standard, no provision has been recorded, these commitments have not been significant regarding the consolidated annual accounts.
At 31 December 2025 the gross exposure by impairment stage of the assets accounted subject to impairment for amounts to EUR 78,623 million, EUR 0 million and EUR 0 million (EUR 72,084, EUR 0 million and EUR 0 million in 2024 and EUR 78,321 million, EUR 0 million and EUR 0 million in 2023), and the loan loss provision by impairment stage amounts to EUR 4 million, EUR 0 million and EUR 0 million (EUR 5 million, EUR 0 million and EUR 0 million in 2024 and EUR 9 million, EUR 0 million and EUR 0 million in 2023) in stage 1, stage 2 and stage 3, respectively.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
7. Debt securities
a) Detail
The detail, by classification, type and currency, of Debt securities in the consolidated balance sheets is as follows:

EUR million
	2025	2024	2023
Classification
Financial assets held for trading	98,568	82,646	62,124
Non-trading financial assets mandatorily at fair value through profit or loss	245	447	860
Financial assets designated at fair value through profit or loss	2,894	2,897	3,095
Financial assets designated at fair value through other comprehensive income	58,305	76,558	73,565
Financial assets at amortised cost	140,014	120,949	103,559
	300,026	283,497	243,203
Type
Spanish government debt securities	63,742	56,919	40,321
Foreign government debt securities	172,468	164,747	145,732
Issued by financial institutions	17,465	16,776	14,681
Other fixed-income securities	46,029	44,703	42,294
Impaired financial assets	842	701	461
Impairment losses	(520)	(349)	(286)
	300,026	283,497	243,203
Currency
Euro	142,969	118,456	90,857
Pound sterling	14,114	15,630	9,284
US dollar	50,671	48,189	38,161
Brazilian real	48,231	44,432	46,190
Other currencies	44,561	57,139	58,997
Debt securities excluding impairment adjustments	300,546	283,846	243,489
Impairment losses	(520)	(349)	(286)
	300,026	283,497	243,203
The increase in the year of the debt securities portfolio under the heading 'Financial assets at fair value with changes in other comprehensive income' is mainly due to the increase in exposure to sovereign debt, as a result of greater activity in the markets business, both its own and for distribution to clients.
Likewise, the increase in the debt securities portfolio under the heading 'Financial assets at amortized cost' is due to the continuation of the strategy started in year 2022 in which two new business models were created for the optimization of excess liquidity and the management of the maturity of the balance sheet credit and deposit portfolios.
At 31 December 2025, 2024 and 2023 the gross exposure by impairment stage of the book assets amounted to EUR 196,509 million, EUR 196,514 million and EUR 176,697 million in stage 1; EUR 1,480 million, EUR 597 million and EUR 203 million in stage 2, and EUR 842 million, EUR 701 million and EUR 461 million in stage 3, respectively.

In addition, at 31 December 2025, the Group had EUR 8 million (EUR 44 million at 31 December 2024) of exposure in assets purchased with impairments, which correspond mainly to the business combinations carried out by the Group with any additional impairment signs.

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b) Breakdown
The breakdown, by origin of the issuer, of debt securities at 31 December 2025, 2024 and 2023, net of impairment losses, is as follows:

EUR million
	2025				2024				2023
	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%
Spain	2,528	63,742	66,270	22.09%	1,901	56,919	58,820	20.75%	2,525	40,321	42,846	17.62%
United Kingdom	2,336	9,227	11,563	3.85%	3,077	9,903	12,980	4.58%	2,816	4,748	7,564	3.11%
Portugal	3,212	5,627	8,839	2.95%	3,224	5,138	8,362	2.95%	2,826	4,815	7,641	3.14%
Italy	2,821	24,215	27,036	9.01%	3,072	22,954	26,026	9.18%	2,968	12,945	15,913	6.54%
Ireland	4,239	42	4,281	1.43%	4,557	14	4,571	1.61%	5,632	11	5,643	2.32%
Poland	22	1,465	1,487	0.50%	2,472	15,224	17,696	6.24%	2,937	12,482	15,419	6.34%
Other European countries	12,682	25,894	38,576	12.86%	11,593	12,702	24,295	8.57%	9,797	15,495	25,292	10.40%
United States	14,941	29,199	44,140	14.71%	12,475	27,811	40,286	14.21%	8,959	22,992	31,951	13.14%
Brazil	13,518	33,908	47,426	15.81%	12,738	32,645	45,383	16.01%	13,551	32,342	45,893	18.87%
Mexico	3,001	25,113	28,114	9.37%	2,190	20,822	23,012	8.12%	1,969	20,738	22,707	9.34%
Chile	137	8,567	8,704	2.90%	96	6,982	7,078	2.50%	49	11,995	12,044	4.95%
Other American countries	3,254	5,954	9,208	3.07%	3,336	4,502	7,838	2.76%	2,315	2,546	4,861	2.00%
Rest of the world	1,125	3,257	4,382	1.45%	1,100	6,050	7,150	2.52%	806	4,623	5,429	2.23%
	63,816	236,210	300,026	100%	61,831	221,666	283,497	100%	57,150	186,053	243,203	100%
The detail, by issuer rating, of Debt securities at 31 December 2025, 2024 and 2023 is as follows:

EUR million
	2025				2024				2023
	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%
AAA	15,952	9,320	25,272	8.42%	16,889	6,440	23,329	8.23%	15,152	7,887	23,039	9.47%
AA	19,598	42,451	62,049	20.68%	16,972	47,254	64,226	22.65%	15,142	36,704	51,846	21.32%
A	13,206	95,537	108,743	36.24%	10,056	87,814	97,870	34.53%	11,175	68,112	79,287	32.60%
BBB	6,872	50,066	56,938	18.98%	8,900	44,483	53,383	18.83%	7,749	39,173	46,922	19.29%
Below BBB	5,052	38,836	43,888	14.63%	5,543	35,675	41,218	14.54%	4,654	34,177	38,831	15.97%
Unrated	3,136	—	3,136	1.05%	3,471	—	3,471	1.22%	3,278	—	3,278	1.35%
	63,816	236,210	300,026	100%	61,831	221,666	283,497	100%	57,150	186,053	243,203	100%
During 2025, France's rating for sovereign issuances has been modified from AA- to A+. During 2024, Portugal's rating for sovereign issuances was modified from BBB+ to A-. For the year 2023, the distribution of the exposure by rating level of the previous table was not affected by ratings reviews of the sovereign issuers.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The detail, by type of financial instrument, of private fixed-income securities at 31 December 2025, 2024 and 2023, net of impairment losses, is as follows:

EUR million
	2025	2024	2023
Securitised mortgage bonds	10,514	10,709	9,310
Other asset-backed bonds	14,073	11,624	10,243
Floating rate debt	18,721	17,323	15,376
Fixed rate debt	20,508	22,175	22,221
Total	63,816	61,831	57,150
c) Impairment losses
The changes in the impairment losses on debt securities are summarised below:

EUR million
	2025	2024	2023
Balance at beginning of year	349	286	226
Net impairment losses for the yearA	182	226	24
Of which:
Impairment losses charged to income	238	234	36
Impairment losses reversed with a credit to income	(56)	(8)	(12)
Assets written off	—	(131)	0
Exchange differences and other items	(11)	(32)	36
Balance at end of year	520	349	286
Of which:
By geographical location of risk:
European Union	26	23	22
America	494	326	264
A.Of the EUR 182 million corresponding to net provisions for the year ended 31 December 2025 (EUR 226 million and EUR 24 million at 31 December 2024 and 2023, respectively), EUR 182 million relates to financial assets at amortized cost (EUR 227 million and EUR 23 million at 31 December 2024 and 2023, respectively) and EUR 0 million relates to financial assets designated at fair value through other comprehensive income (EUR -1 million and EUR 1 million at 31 December 2024 and 2023, respectively).
At 31 December 2025, 2024 and 2023 the loan loss provision by impairment stage of the assets accounted for under IFRS9 amounted to EUR 62 million, EUR 39 million and EUR 30 million in stage 1, EUR 66 million, EUR 9 million and EUR 8 million in stage 2, and EUR 392 million, EUR 301 million and EUR 248 million in stage 3, respectively.

8. Equity instruments
a) Breakdown
The detail, by classification and type, of Equity instruments in the consolidated balance sheets is as follows:

EUR million
	2025	2024	2023
Classification
Financial assets held for trading	22,030	16,636	15,057
Non-trading financial assets mandatorily at fair value through profit or loss	5,815	4,641	4,068
Financial assets designated at fair value through other comprehensive income	2,281	2,193	1,761
	30,126	23,470	20,886
Type
Shares of Spanish companies	5,083	3,730	3,540
Shares of foreign companies	21,633	17,153	15,185
Shares of investment funds	3,410	2,587	2,161
	30,126	23,470	20,886
Note 29 contains a detail of the 'Other comprehensive income', recognised in equity, on 'Financial assets designated at fair value through other comprehensive income'.
b) Changes
The changes in 'Financial assets at fair value through other comprehensive income' were as follows:

EUR million
	2025	2024	2023
Balance at beginning of the year	2,193	1,761	1,941
Net additions (disposals)	(81)	(35)	11
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (EIGR)A	245	447	(162)
Changes in the RV hedged with micro-hedging transactions	(76)	20	(29)
Balance at end of year	2,281	2,193	1,761
A.They do not include fair value movements for currency risk hedged with hedging instruments.
c) Notifications of acquisitions of investments
The notifications of the acquisitions and disposals of holdings in investees made by the Bank in 2025, in compliance with Article 155 of the Spanish Limited Liability Companies Law and Article 105 of Spanish Securities Market Law 24/1998, are listed in appendix IV.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
9. Trading derivatives (assets and liabilities) and short positions
a) Trading Derivatives
The detail, by type of inherent risk, of the fair value of the trading derivatives arranged by the Group is as follows (see note 11):

EUR million
	2025		2024		2023
	Debit balance	Credit balance	Debit balance	Credit balance	Debit balance	Credit balance
Interest rate risk	29,550	23,728	30,834	24,754	31,480	26,014
Currency risk	24,755	20,508	29,395	29,110	22,834	23,094
Price risk	1,858	2,279	1,765	1,632	1,279	904
Other risks	2,192	5,453	2,106	2,257	735	577
	58,355	51,968	64,100	57,753	56,328	50,589
b) Short positions
Following is a breakdown of the short positions (liabilities):

EUR million
	2025	2024	2023
Borrowed securities
Debt instruments	2,938	2,566	3,263
Of which:
Banco Santander, S.A.	1,555	1,347	1,383
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	1,358	1,199	1,881
Equity instruments	690	538	546
Of which:
Banco Santander, S.A.	429	358	312
Short sales
Debt instruments	40,387	32,726	22,365
Of which:
Banco Santander, S.A.	28,710	23,813	16,143
Banco Santander (Brasil) S.A.	7,417	5,950	3,462
Santander US Capital Markets LLC	3,396	2,382	2,442
	44,015	35,830	26,174

10. Loans and advances to customers
a) Detail
The detail, by classification, of Loans and advances to customers in the consolidated balance sheets is as follows:

EUR million
	2025	2024	2023
Financial assets held for trading	32,766	26,591	11,634
Non-trading financial assets mandatorily at fair value through profit or loss	1,701	1,042	982
Financial assets designated at fair value through profit or loss	4,739	4,610	6,219
Financial assets at fair value through other comprehensive income	12,906	10,784	7,669
Financial assets at amortized cost	985,176	1,011,042	1,009,845
Of which:
Impairment losses	(21,158)	(22,125)	(22,788)
	1,037,288	1,054,069	1,036,349
Loans and advances to customers disregarding impairment losses	1,058,446	1,076,194	1,059,137
Note 51 contains a detail of the residual maturity periods of 'Financial assets at amortized cost'.
Note 54 shows the Group’s total exposure, by geographical origin of the issuer.
There are no loans and advances to customers for material amounts without fixed maturity dates.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
b) Breakdown
Following is a breakdown of the loans and advances granted to the Group's customers, which reflect the Group's exposure to credit risk in its main activity, without considering the balance of value adjustments for impairment, taking into account the type and situation of the transactions, the geographical area of their residence and the type of interest rate on the transactions:

EUR million
	2025	2024	2023
Loan type and status
Commercial credit	51,110	53,209	55,628
Secured loans	530,749	557,463	554,375
Reverse repurchase agreements	73,980	59,648	44,184
Other term loans	295,998	296,339	295,485
Finance leases	38,540	40,120	38,723
Receivable on demand	10,313	10,756	12,277
Credit cards receivables	26,179	24,928	24,371
Impaired assets	31,577	33,731	34,094
	1,058,446	1,076,194	1,059,137
Geographical area
Spain	198,894	198,164	203,680
Rest of Europe	467,697	502,664	489,706
of which United Kingdom	258,739	266,934	263,808
The Americas	374,739	359,264	350,873
of which USA	135,088	136,054	126,529
of which Brazil	90,951	91,066	100,758
Rest of the world	17,116	16,102	14,878
	1,058,446	1,076,194	1,059,137
Interest rate formula
Fixed rate	694,332	678,994	647,349
Floating rate	364,114	397,200	411,788
	1,058,446	1,076,194	1,059,137
At 31 December 2025, 2024 and 2023 the Group had granted loans amounting to EUR 18,127 million, EUR 16,562 million and EUR 15,544 million to Spanish public sector agencies which had a rating at 31 December 2025 of A (ratings of A at 31 December 2024 and 31 December 2023), and EUR 16,248 million, EUR 13,593 million, and EUR 11,530 million to the public sector in other countries (at 31 December 2025, the breakdown of this amount by issuer rating was as follows: 3.6% AAA, 26.4% AA, 25.6% A, 27.5% BBB, 16.4% below BBB and 0.5% without rating).
Without considering the public administrations, the amount of the loans and advances at 31 December 2025, 2024 and 2023 amounts to EUR 1,024,071 million, EUR 1,046,039 million and EUR 1,032,063 million, of which, EUR 954,533 million, EUR 1,012,389 million and EUR 998,010 million are classified as performing, respectively.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Following is a detail, by activity, of the loans to customers at 31 December 2025, net of impairment losses:

EUR million
			Secured loans
			Net exposure		Loan to value ratioC
	Total	Without collateral	Of which property collateral	Of which other collateral	Less than or equal to 40%	More than 40% and less than or equal to 60%	More than 60% and less than or equal to 80%	More than 80% and less than or equal to 100%	More than 100%
Public sector	29,607	28,423	153	1,031	157	168	251	334	274
Other financial institutions (financial business activity)	124,684	42,687	1,959	80,038	2,045	995	424	77,935	598
Non-financial corporations and individual entrepreneurs (non-financial business activity) (broken down by purpose)	318,284	179,529	63,124	75,631	23,917	26,942	19,168	45,306	23,422
Of which:
Construction and property development	17,118	1,294	15,594	230	4,963	6,921	1,890	1,164	886
Civil engineering construction	2,522	1,732	19	771	93	84	39	470	104
Large companies	181,870	128,502	17,718	35,650	7,177	6,666	6,157	25,459	7,909
SMEs and individual entrepreneurs	116,774	48,001	29,793	38,980	11,684	13,271	11,082	18,213	14,523
Households – other (broken down by purpose)	542,623	108,903	338,778	94,942	100,584	126,917	113,075	55,214	37,930
Of which:
Residential	332,931	1,149	331,655	127	90,170	116,264	97,858	25,944	1,546
Consumer loans	192,576	104,388	1,667	86,521	5,909	8,063	13,297	24,977	35,942
Other purposes	17,116	3,366	5,456	8,294	4,505	2,590	1,920	4,293	442
TotalA	1,015,198	359,542	404,014	251,642	126,703	155,022	132,918	178,789	62,224
Memorandum item
Refinanced and restructured transactionsB	18,151	5,546	6,896	5,709	2,347	2,381	2,037	2,457	3,383
A.In addition, the Group has granted advances to customers amounting to EUR 22,090 million, bringing the total of loans and advances to EUR 1,037,288 million.
B.Includes the net balance of the impairment of the accumulated value or accumulated losses in the fair value due to credit risk.
C.The ratio is the carrying amount of the transactions at 31 December 2025 provided by the latest available appraisal value of the collateral.
Note 54 contains information relating to the forborne loan portfolio.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Following is the movement of the gross exposure broken down by impairment stage of loans and advances to customers recognised under 'Financial assets at amortised cost' and 'Financial assets at fair value through other comprehensive income' during 2025, 2024 and 2023:

2025
EUR million
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of year	925,413	84,455	33,568	1,043,436
Movements
Transfers
To stage 2 from stage 1	(39,015)	39,015		—
To stage 3 from stage 1	(12,097)		12,097	—
To stage 3 from stage 2		(8,266)	8,266	—
To stage 1 from stage 2	16,079	(16,079)		—
To stage 2 from stage 3		1,764	(1,764)	—
To stage 1 from stage 3	441		(441)	—
Net changes on financial assets	69,819	(12,940)	(4,436)	52,443
Write-offs	—	—	(13,266)	(13,266)
Exchange differences and others	(54,818)	(6,369)	(2,493)	(63,680)
Balance at the end of the year	905,822	81,580	31,531	1,018,933

2024
EUR million
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of year	929,133	76,654	33,821	1,039,608
Movements
Transfers
To stage 2 from stage 1	(49,316)	49,316		—
To stage 3 from stage 1	(11,517)		11,517	—
To stage 3 from stage 2		(10,083)	10,083	—
To stage 1 from stage 2	21,475	(21,475)		—
To stage 2 from stage 3		2,358	(2,358)	—
To stage 1 from stage 3	447		(447)	—
Net changes on financial assets	43,281	(11,616)	(4,889)	26,776
Write-offs	—	—	(13,212)	(13,212)
Exchange differences and others	(8,090)	(699)	(947)	(9,736)
Balance at the end of the year	925,413	84,455	33,568	1,043,436

2023
EUR million
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of year	942,861	66,696	32,617	1,042,174
Movements
Transfers
To stage 2 from stage 1	(43,278)	43,278		—
To stage 3 from stage 1	(12,636)		12,636	—
To stage 3 from stage 2		(9,915)	9,915	—
To stage 1 from stage 2	15,180	(15,180)		—
To stage 2 from stage 3		2,899	(2,899)	—
To stage 1 from stage 3	488		(488)	—
Net changes on financial assets	29,696	(10,673)	(4,218)	14,805
Write-offs	—	—	(13,847)	(13,847)
Exchange differences and others	(3,178)	(451)	105	(3,524)
Balance at the end of the year	929,133	76,654	33,821	1,039,608
In addition, at 31 December 2025, the Group had EUR 307 million (EUR 515 million at 31 December 2024 and EUR 694 million at 31 December 2023) of exposure in assets purchased with impairment of which EUR 46 million still show signs of additional impairment, which correspond mainly to the business combinations carried out by the Group.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
c) Impairment losses on loans and advances to customers at amortised cost and at fair value through other comprehensive income
The changes in the impairment losses on the assets making up the balances of financial assets at amortised cost and at fair value through other comprehensive income - Loans and advances - Customers:

EUR million
	2025	2024	2023
Amount at beginning of the year	22,125	22,788	22,684
Impairment losses charged to income for the year	14,144	13,428	13,805
Of which:
Impairment losses charged to profit or loss	24,935	22,761	20,608
Impairment losses reversed with a credit to profit or loss	(10,791)	(9,333)	(6,803)
Change of perimeter	—	—	(48)
Write-off of impaired balances against recorded impairment allowance	(13,266)	(13,212)	(13,847)
Exchange differences and other changes	(1,845)	(879)	194
Amount at end of the year	21,158	22,125	22,788
Which correspond to:
Impaired assets	13,527	14,088	14,238
Other assets	7,631	8,037	8,550
Of which:
Individually calculated	2,359	2,258	2,951
Collective calculated	18,799	19,867	19,837
In addition, provisions for debt securities amounting to EUR 182 million were recorded at 31 December 2025 (provisions amounting to EUR 226 million and EUR 24 million as of 31 December 2024 and 2023, respectively), written-off assets recoveries have been recorded in the year amounting to EUR 1,791 million at 31 December 2025 (EUR 1,600 million and EUR 1,587 million at 31 December 2024 and 2023, respectively).
With this, the impairment recorded in Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes: 'Financial assets at fair value through other comprehensive income' and 'Financial assets at amortised cost (IFRS 9) and, Loans and receivables (IAS 39)'; amounts EUR 12,535 million at 31 December 2025 (EUR 12,136 million and EUR 12,298 million at 31 December 2024 and 2023, respectively).
Following is the movement of the loan loss provision broken down by impairment stage of loans and advances to customers during 2025, 2024 and 2023:

2025
EUR million
	Stage 1	Stage 2	Stage 3	Total
Loss allowance at the beginning of the year	3,293	4,744	14,088	22,125
Transfers
To stage 2 from stage 1	(847)	2,734		1,887
To stage 3 from stage 1	(701)		4,931	4,230
To stage 3 from stage 2		(1,189)	2,760	1,571
To stage 1 from stage 2	82	(466)		(384)
To stage 2 from stage 3		177	(344)	(167)
To stage 1 from stage 3	16		(59)	(43)
Net changes of the exposure and modifications in the credit risk	1,269	(800)	6,581	7,050
Write-offs	—	—	(13,266)	(13,266)
FX and other movements	(112)	(569)	(1,164)	(1,845)
Loss allowance at the end of the year	3,000	4,631	13,527	21,158

2024
EUR million
	Stage 1	Stage 2	Stage 3	Total
Loss allowance at the beginning of the year	3,596	4,954	14,238	22,788
Transfers
To stage 2 from stage 1	(626)	2,676		2,050
To stage 3 from stage 1	(385)		4,548	4,163
To stage 3 from stage 2		(1,591)	3,444	1,853
To stage 1 from stage 2	109	(725)		(616)
To stage 2 from stage 3		278	(693)	(415)
To stage 1 from stage 3	23		(156)	(133)
Net changes of the exposure and modifications in the credit risk	755	(704)	6,655	6,706
Write-offs	—	—	(13,212)	(13,212)
FX and other movements	(179)	(144)	(736)	(1,059)
Loss allowance at the end of the year	3,293	4,744	14,088	22,125

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

2023
EUR million
	Stage 1	Stage 2	Stage 3	Total
Loss allowance at the beginning of the year	3,626	5,127	13,931	22,684
Transfers
To stage 2 from stage 1	(696)	2,954		2,258
To stage 3 from stage 1	(405)		4,278	3,873
To stage 3 from stage 2		(1,820)	3,721	1,901
To stage 1 from stage 2	149	(905)		(756)
To stage 2 from stage 3		282	(920)	(638)
To stage 1 from stage 3	27		(184)	(157)
Net changes of the exposure and modifications in the credit risk	875	(557)	7,212	7,530
Write-offs	—	—	(13,847)	(13,847)
FX and other movements	20	(127)	47	(60)
Loss allowance at the end of the year	3,596	4,954	14,238	22,788
d) Impaired assets and assets with unpaid past-due amounts
The detail of the changes in the balance of the financial assets classified as 'Financial assets Loans to customers' considered to be impaired due to credit risk is as follows:

EUR million
	2025	2024	2023
Balance at beginning of year	33,731	34,094	32,888
Net additions	13,648	13,779	14,944
Written-off assets	(13,266)	(13,212)	(13,847)
Changes in the scope of consolidation	—	17	(59)
Exchange differences and other	(2,536)	(947)	168
Balance at end of year	31,577	33,731	34,094
This amount, after deducting the related allowances, represents the Group’s best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.
At 31 December 2025, the Group’s written-off assets totalled EUR 51,435 million (EUR 49,939 million and EUR 48,138 million at 31 December 2024 and 2023, respectively).
Set forth below for each class of impaired asset are the gross amount, associated allowances and information relating to the collateral and/or other credit enhancements obtained at 31 December 2025:

EUR million
	Gross amount	Allowance recognised	Estimated collateral valueA
Without associated real collateral	13,846	8,133	—
With real estate collateral	7,777	1,759	5,657
With other collateral	9,954	3,635	5,424
Total	31,577	13,527	11,081
A.Including the estimated value of the collateral associated with each loan. Accordingly, any other cash flows that may be obtained, such as those arising from borrowers’ personal guarantees, are not included.
When classifying assets in the previous table, the main factors considered by the Group to determine whether an asset has become impaired are the existence of amounts past due —assets impaired due to arrears— or other circumstances that may arise which will not result in all contractual cash flows being recovered, such as a deterioration of the borrower’s financial situation, the worsening of its capacity to generate funds or difficulties experienced by it in accessing credit.
e) Transferred credits
'Loans and advances to customers' includes, inter alia, the securitised loans transferred to third parties on which the Group has retained the risks and rewards, albeit partially, and which therefore, in accordance with the applicable accounting standards, cannot be derecognised. This is mainly due to mortgage loans, loans to companies and consumer loans in which the group retains subordinate financing and/or grants some kind of credit enhancement to new holders.
Securitisation is used as a tool for the management of regulatory capital and as a means of diversifying the Group's liquidity sources.
The breakdown of securitized loans held on the balance sheet, according to the nature of the financial instrument in which they are originated, is shown below:

EUR million
	2025	2024	2023
Retained on the balance sheet	80,072	80,824	75,738
Of which
Securitised mortgage assets	19,640	17,782	16,994
Of which: UK assets	10,236	9,034	6,096
Other securitised assets	60,432	63,042	58,744
TotalA	80,072	80,824	75,738
A.Note 22 details the liabilities associated with these securitisation transactions.
At 31 December 2025, Grupo Santander had loans that had been fully derecognised and for which it retained servicing amounting to EUR 12,174 million (EUR 14,919 million and EUR 13,923 million at 31 December 2024 and 2023, respectively).

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
11. Trading derivatives
The detail of the notional amounts and the market values of the trading derivatives held by the Group in 2025, 2024 and 2023 is as follows:

EUR million
	2025		2024		2023
	Notional amount	Market value	Notional amount	Market value	Notional amount	Market value
Trading derivatives
Interest rate risk
Forward rate agreements	1,995,070	(32)	1,992,413	13	829,913	3
Interest rate swaps	6,166,278	6,324	6,127,812	6,364	5,381,966	5,514
Options, futures and other derivatives	470,659	(472)	377,285	(297)	398,519	(51)
Credit risk
Credit default swaps	64,924	(3,135)	41,111	(572)	22,462	(86)
Foreign currency risk
Foreign currency purchases and sales	611,850	1,282	514,268	595	471,955	33
Foreign currency options	160,421	441	221,159	528	77,934	288
Currency swaps	682,350	2,526	625,765	(838)	586,405	(581)
Securities and commodities derivatives and other	98,588	(547)	78,328	554	68,664	619
Total	10,250,140	6,387	9,978,141	6,347	7,837,818	5,739
12. Non-current assets held for sale and liabilities associated with non-current assets held for sale
a) Breakdown
The detail of Non-current assets held for sale in the consolidated balance sheets is as follows:

EUR million	2025	2024	2023
Tangible assets	2,850	2,851	2,991
Foreclosed assets	2,487	2,621	2,773
Of which property assets in Spain	1,705	1,896	2,138
Other tangible assets held for sale	363	230	218

Entities held for sale	72,148	1,137	—
Caceis (Note 3)	—	1,137	—
Santander Bank Polska S.A. (Note 3)	72,148	—	—

Other assets	13	14	23
Total non-current assets held for sale	75,011	4,002	3,014

EUR million	2025	2024	2023
Entities held for sale
Santander Bank Polska S.A. (Note 2)	62,995	—	—
Total Liabilities associated with non-current assets held for sale	62,995	—	—

At 31 December 2025, the provisions recognised for the total non current assets held for sale totalled EUR 2,357 million (EUR 2,606 million and EUR 2,956 million at 31 December 2024 and 2023, respectively). The charges recorded in those years amounted to EUR 131 million, EUR 163 million and EUR 139 million, respectively, and the recoveries during these exercises are amounted to EUR 59 million, EUR 71 million and EUR 88 million, respectively.
b) Assets and liabilities from entities held for sale
The following is the consolidated balance sheet and consolidated summary cash flow statements for the Polish business held for sale:

EUR million
Condensed consolidated balance sheet	2025
Cash, cash balances at central banks and other deposits on demand	2,515
Financial assets held for trading	1,956
Financial assets designated at fair value through other comprehensive income	8,173
Financial assets at amortised cost	55,642
Intangible assets	1,335
Tax assets	1,224
Other assets	1,303
Total assets	72,148

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
Condensed consolidated balance sheet	2025
Financial liabilities held for trading	842
Financial liabilities at amortised cost	59,704
Provisions	603
Tax liabilities	1,335
Other liabilities	511
Total liabilities	62,995

EUR million
Other comprehensive income	2025
Items that will not be reclassified to profit or loss	56
Actuarial gains or losses on defined benefit pension plans	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	56
Items that may be reclassified to profit or loss	(590)
Hedges of net investments in foreign operations (effective portion)	(522)
Exchange differences	(164)
Cash flow hedges (effective portion)	98
Debt instruments at fair value with changes in other comprehensive income	8
Share in other income and expenses recognised in investments, joint ventures and associates	(10)

EUR million
Condensed consolidated statements of cash flows	2025	2024	2023
A) Cash flows from operating activities	1,405	1,705	352
B) Cash flows from investing activities	(98)	(96)	(91)
C) Cash flows from financing activities	(1,301)	(1,194)	(591)
D) Effect of foreign exchange rate differences	20	27	143
E) Net increase/(decrease) in cash and cash equivalents	26	442	(187)
At 31 December 2025, the written-off assets totalled EUR 2,339 million from the Polish business held for sale.
Consistent with the Group´s management model, the amounts related to the business held for sale in Poland are primarily reported within the Retail & Commercial Banking segment for primary segment information purposes. Additionally, a separate breakdown for the Poland geography is presented as a secondary segment.
In addition, see the consolidated summary profit and loss accounts for the business for sale in Poland in Note 37.
13. Investments
a) Breakdown
The detail, by company, of Investments is as follows:

EUR million
	2025	2024	2023
Associated entities	5,096	5,216	5,682
Merlin Properties, SOCIMI, S.A.A	1,830	1,803	1,621
Zurich Santander Insurance America, S.L. - Consolidated	940	884	936
Metrovacesa, S.A.	748	841	899
CNP Santander	399	397	423
Pluxee Beneficios Brasil S.A. A	295	309	—
Caceis (Notes 3 and 12)	—	—	1,139
Other companies	884	982	664

Joint Ventures entities	1,956	2,061	1,964
Santander Caceis Latam Holding 1, S.L. - Consolidated (previously Santander Securities Services Latam Holding, S.L)	404	381	389
Santander Vida Seguros y Reaseguros, S.A.	329	356	362
U.C.I., S.A. - Consolidated	293	325	349
Fortune Auto Finance Co., Ltd	232	261	254
Hyundai Capital UK Limited	270	249	205
Volvo Car Financial Services UK Limited	116	99	76
Banco RCI Brasil S.A.	77	94	92
Other companies	235	296	237

Total Associated entities and Joint ventures	7,052	7,277	7,646
A.Acquisition of 20% of Pluxee Beneficios Brasil S.A. and capital increase of Merlin Properties, SOCIMI, S.A., both carried out in 2024.
Of the entities included above, at 31 December 2025, the entities Merlin Properties, SOCIMI, S.A, and Metrovacesa, S.A. and Compañía Española de Viviendas en Alquiler, S.A., are the only listed companies.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Below is a breakdown of the Goodwill of the main investments in joint ventures and associates included in the balance of this heading:

EUR million
	2025	2024	2023
Goodwill	1,096	1,238	1,460
Of which:
Zurich Santander Insurance America, S.L. - Consolidated	526	526	526
Pluxee Beneficios Brasil S.A.A	71	122	—
Caceis (Notes 3 and 12)	—	—	337
A.Acquisition of 20% of Pluxee Beneficios Brasil S.A. in 2024.
b) Changes
The changes in the investments were as follows:

EUR million
	2025	2024	2023
Balance at beginning of year	7,277	7,646	7,615
Acquisitions (disposals) of companies and capital increases (reductions)A	(17)	1,011	52
Changes in the consolidation method (Note 3)	15	(13)	(43)
Entities for sale (Notes 3 y 12)B	(168)	(1,137)	—
Effect of equity accounting	665	687	591
Dividends distributed and reimbursements of share premium	(694)	(745)	(565)
Of which:
Zurich Santander Insurance América, S.L. - Consolidado	(206)	(202)	(202)
Metrovacesa, S.A.	(118)	(52)	(50)
Santander Vida Seguros y Reaseguros, S.A.- Consolidated	(87)	(82)	(52)
Merlin Properties, SOCIMI, S.A.	(57)	(53)	(51)
CNP Santander	(54)	(88)	(51)
CIP S.A.	(16)	(56)	—
Caceis	—	(114)	—
Hyundai Capital UK Limited	—	—	(58)
Other global result	28	(32)	(24)
Exchange differences and other changes	(54)	(140)	20
Balance at end of year	7,052	7,277	7,646
A.Includes the acquisition of 20% of Pluxee Beneficios Brasil S.A. and the capital increase of Merlin Properties, SOCIMI, S.A carried out in 2024.
B.Stakes of Santander Bank Polska S.A. and Caceis (Notes 3 and 12).
c) Impairment adjustments
During the years 2025, 2024 and 2023 there was no evidence of significant impairment in the Group's associated interests.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
d) Other information
A summary of the financial information at the end of December 2025 of the main associates and joint ventures (obtained from the information available at the date of preparation of the consolidated financial statements) is shown below:

EUR million
	Associates					Joint ventures
	Merlin Properties, SOCIMI, S.A.A	Metrovacesa, S.A.A	Pluxee Beneficios Brasil S.A.	Zurich Santander Insurance América, S.L. - Consolidated	CNP Santander	Santander Caceis Latam Holding, S.L. - Consolidated	U.C.I., S.A. - Consolidated	Hyundai Capital UK Limited	Fortune Auto Finance Co., LTD	Santander Vida Seguros y Reaseguros, S.A.- Consolidated (note 3)	Banco RCI Brasil S.A.
Current assets	1,701	2,025	689	2,434	165	201	397	2,022	167	157	10
Non current assets	11,758	389	652	20,190	2,139	579	8,876	3,665	1,933	1,710	2,221
Total assets	13,459	2,414	1,341	22,624	2,304	780	9,273	5,687	2,100	1,867	2,231
Current liabilities	840	507	254	657	186	315	6,930	3,685	10	140	112
Non current liabilities	5,118	310	578	21,021	1,726	35	1,715	1,480	1,627	1,243	1,924
Total liabilities	5,958	817	832	21,678	1,912	350	8,645	5,165	1,637	1,383	2,036
Attributable profit for the period	284	16	87	534	101	97	(75)	77	20	145	54
Other accumulated comprehensive income	(11)	—	—	(33)	(9)	—	114	(1)	—	(21)	4
Rest of equity	7,228	1,581	422	445	300	333	589	446	443	360	137
Total Equity	7,501	1,597	509	946	392	430	628	522	463	484	195
Total liabilities and equity	13,459	2,414	1,341	22,624	2,304	780	9,273	5,687	2,100	1,867	2,231

Ordinary activities income	544	658	457	4,559	568	163	499	426	159	907	312
Profit (loss) from continuing operations	284	16	87	534	101	97	(75)	77	20	145	54
Profit (loss) for the year from discontinuing operations	—	—	—	—	—	—	—	—	—	—	—
A.Data as of 31 December 2024, latest accounts available.
14. Insurance contracts linked to pensions
The detail of Insurance contracts linked to pensions in the consolidated balance sheets is as follows:

EUR million
	2025	2024	2023
Assets relating to insurance contracts covering post-employment benefit plan obligations:
Banco Santander, S.A.	67	81	93
	67	81	93

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
15. Liabilities under insurance contracts
The detail of Liabilities under insurance contracts and reinsurance assets in the consolidated balance sheets (see note 2.i) is as follows:

EUR million
	2025	2024	2023
Liabilities under insurance contracts	18,737	17,829	17,799
Liability for Remaining Coverage (LRC)	18,291	17,377	17,333
Liabilities relating to insurance contracts measured under BBA/VFA	18,194	17,292	17,262
Current value of future cashflows (PVFCF)	17,461	16,614	16,627
Risk adjustment for non-financial risk (RA)	186	199	211
Contractual service margin (CSM)	547	479	424
Liabilities relating to insurance contracts measured under PAA	97	85	71
Liability for incurred claims (LIC)	446	452	466
The balance of liabilities under insurance contracts reflected in the consolidated balance sheet includes the following elements:
•Liability for Remaining Coverage (LRC): amount of obligations provisioned to meet the fulfilment of future services assigned to the group on a date for a specific coverage period.
•Liabilities relating to insurance contracts measured under BBA/VFA, formed from the sum of the following elements:
-Current value of future cashflows (PVFCF): present value of future inflow and outflow cash flows weighted by their probability of occurrence.
-Risk adjustment for non-financial risk (RA): reflects compensation for the uncertainty of cash flows by quantifying the amount necessary to compensate for unexpected losses in liability flows.
-Contractual service margin (CSM): future benefit to be recognized during the coverage period.
•Liabilities relating to insurance contracts measured under PAA, valued using the premium allocation method, represent the portion of premiums written for the remaining hedge net of acquisition expenses.
•Liability for Incurred Claims (LIC): amount of obligations provisioned to meet the fulfilment of past services assigned to the group on a date.
The insurance activity is carried out mainly in the life insurance sector in its life-savings modality. Within the amount of liabilities for insurance contracts, Individual Life Annuities are the product that has the greatest weight in the consolidated balance sheet. This product consists of life annuities where the client contributes a single premium and receives a constant and periodic insured income (monthly, quarterly, semi-annual or annual) until his death where, at that time, the beneficiaries will receive the insured capital of 102% or 101% of the premium contributed.
The income and expenses recorded in the profit and loss account for the insurance activity, including reinsurance income and expenses, are not material in the Group's consolidated annual accounts.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
16. Tangible assets
a) Changes
The changes in Tangible assets in the consolidated balance sheets were as follows:

EUR million
	Tangible assets				Of which: For leasing
	For own use	Leased out under an operating lease	Investment property	Total	For own use	Leased out under an operating lease	Investment property	Total
Cost
Balance at 1 January 2023	26,570	25,166	1,580	53,316	4,692	—	—	4,692
Additions / disposals (net) due to change in the scope of consolidation	11	37	—	48	(13)	—	—	(13)
Additions / disposals (net)	1,122	742	(34)	1,830	125A	—	—	125
Transfers, exchange differences and other items	(1,460)	(641)	30	(2,071)	33	—	—	33
Balance at 31 December 2023	26,243	25,304	1,576	53,123	4,837	—	—	4,837
Additions / disposals (net) due to change in the scope of consolidation	28	(1,192)	—	(1,164)	—	—	—	—
Additions / disposals (net)	730	(1,716)	(17)	(1,003)	179A	—	—	179
Transfers, exchange differences and other items	(1,345)	1,003	(104)	(446)	(235)	—	—	(235)
Balance at 31 December 2024	25,656	23,399	1,455	50,510	4,781	—	—	4,781
Additions / disposals (net) due to change in the scope of consolidation	4	—	7	11	—	—	—	—
Additions / disposals (net)	326	(2,603)	(58)	(2,335)	(40)A	—	—	(40)
Transfers, exchange differences and other items	(1,845)	(1,743)	188	(3,400)	(450)	—	—	(450)
Balance at 31 December 2025	24,141	19,053	1,592	44,786	4,291	—	—	4,291

Accumulated depreciation
Balances at 1 January 2023	(12,892)	(5,578)	(172)	(18,642)	(2,265)	—	—	(2,265)
Disposals due to change in the scope of consolidation	7	—	—	7	7	—	—	7
Disposals	284	2,540	—	2,824	160	—	—	160
Charge for the year	(1,689)	—	(11)	(1,700)	(580)	—	—	(580)
Transfers, exchange differences and other items	1,653	(2,744)	(16)	(1,107)	69	—	—	69
Balance at 31 December 2023	(12,637)	(5,782)	(199)	(18,618)	(2,609)	—	—	(2,609)
Disposals due to change in the scope of consolidation	—	686	—	686	—	—	—	—
Disposals	672	3,214	—	3,886	196	—	—	196
Charge for the year	(1,544)	—	(9)	(1,553)	(460)	—	—	(460)
Transfers, exchange differences and other items	890	(2,902)	46	(1,966)	59	—	—	59
Balance at 31 December 2024	(12,619)	(4,784)	(162)	(17,565)	(2,814)	—	—	(2,814)
Disposals due to change in the scope of consolidation	—	—	—	—	—	—	—	—
Disposals	663	2,428	—	3,091	177	—	—	177
Charge for the year	(1,323)	—	(8)	(1,331)	(405)		—	(405)
Transfers, exchange differences and other items	1,150	(1,917)	(32)	(799)	381	—	—	381
Balance at 31 December 2025	(12,129)	(4,273)	(202)	(16,604)	(2,661)	—	—	(2,661)
A. Includes contract extensions on operating leases and repurchases.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	Tangible assets				Of which: For leasing
	For own use	Leased out under an operating lease	Investment property	Total	For own use	Leased out under an operating lease	Investment property	Total
Impairment losses
Balance at 1 January 2023	(189)	(33)	(379)	(601)	(14)	—	—	(14)
Impairment charge for the year	(113)	(29)	(12)	(154)	(38)	—	—	(38)
Releases	4	11	4	19	3	—	—	3
Disposals due to change in the scope of consolidation	—	—	—	—	—	—	—	—
Disposals	36	—	4	40	5			5
Exchange differences and other	64	47	(38)	73	(1)	—	—	(1)
Balance at 31 December 2023	(198)	(4)	(421)	(623)	(45)	—	—	(45)
Impairment charge for the year	(276)	(70)	(81)	(427)	(31)	—	—	(31)
Releases	34	3	8	45	10	—	—	10
Disposals due to change in the scope of consolidation	—	—	—	—	—	—	—	—
Disposals	53	—	—	53	19	—	—	19
Exchange differences and other	(14)	32	76	94	(2)	—	—	(2)
Balance at 31 December 2024	(401)	(39)	(418)	(858)	(49)	—	—	(49)
Impairment charge for the year	(172)	(79)	(15)	(266)	(41)	—	—	(41)
Releases	41	71	25	137	1	—	—	1
Disposals due to change in the scope of consolidation	—	—	—	—	—	—	—	—
Disposals	17	17	—	34	6	—	—	6
Exchange differences and other	166	3	40	209	9	—	—	9
Balance at 31 December 2025	(349)	(27)	(368)	(744)	(74)	—	—	(74)

Tangible assets, net
Balances at 31 December 2023	13,408	19,518	956	33,882	2,183	—	—	2,183
Balances at 31 December 2024	12,636	18,576	875	32,087	1,918	—	—	1,918
Balances at 31 December 2025	11,663	14,753	1,022	27,438	1,556	—	—	1,556

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
b) Tangible assets - For own use
The detail, by class of asset, of 'Property, plant and equipment' which is owned by the Group in the consolidated balance sheets is as follows:

EUR million
	Tangible assets for own use				Of which: for leasing
	Cost	Accumulated depreciation	Impairment losses	Carrying amount
Land and buildings	14,973	(5,010)	(154)	9,809	2,104
IT equipment and fixtures	5,614	(4,154)	—	1,460	60
Furniture and vehicles	5,412	(3,424)	—	1,988	19
Construction in progress and other items	244	(49)	(44)	151	—
Balance at 31 December 2023	26,243	(12,637)	(198)	13,408	2,183

Land and buildings	15,113	(5,516)	(353)	9,244	1,882
IT equipment and fixtures	5,283	(3,926)	—	1,357	23
Furniture and vehicles	4,963	(3,130)	—	1,833	13
Construction in progress and other items	297	(47)	(48)	202	—
Balance at 31 December 2024	25,656	(12,619)	(401)	12,636	1,918

Land and buildings	14,067	(5,359)	(304)	8,404	1,536
IT equipment and fixtures	4,204	(3,003)	(10)	1,191	13
Furniture and vehicles	5,548	(3,746)	(1)	1,801	7
Construction in progress and other items	322	(21)	(34)	267	—
Balance at 31 December 2025	24,141	(12,129)	(349)	11,663	1,556
The carrying amount at 31 December 2025 in the foregoing table includes the following approximate amounts EUR 6,545 million (EUR 6,531 million at 31 December 2024 and EUR 7,119 million at 31 December 2023) relating to property, plant and equipment owned by group entities and branches located abroad.
c) Tangible assets - Leased out under an operating lease
Grupo Santander has assets leased out under operating leases where the company is the lessor and do not meet the accounting requirements to be classified as finance leases. The net cost of these leases is recorded as an asset and depreciated on a straight-line basis over the contractual term of the lease to the expected residual value.
The expected residual value and, consequently, the monthly depreciation expense may change during the term of the lease. The Group estimates expected residual values using independent data sources and internal statistical models. It also assesses the estimate of the residual value of these leases and adjusts the depreciation rate in line with the change in the expected value of the asset at the end of the lease.
Grupo Santander periodically assesses its investment in operating leases for impairment in certain circumstances, such as a systemic and material decrease in the values of used vehicles. If assets leased out under operating leases are deemed to be impaired, impairment is measured as the amount by which the carrying amount of the assets exceeds the fair value as estimated by discounted cash flows.
Of the 14,753 EUR million that the Group had assigned to operating leases at 31 December 2025 (18,576 EUR and 19,518 EUR at 31 December 2024 and 2023, respectively), EUR 7,227 million (EUR 11,336 and EUR 12,525 at 31 December 2024 and 2023, respectively) relate to vehicles of Santander US Auto's business. The variable lease payments of various items of this business are not significant.
In addition, the maturity analysis of the assets leased out under operating leases from Santander US Auto, is as follows:

EUR million

Maturity Analysis	2025
2025	3,988
2026	4,228
2027	1,332
2028	330
d) Tangible assets - Investment property
The fair value of investment property at 31 December 2025, 2024, 2023 amounted to EUR 1,194, 1,041 and 1,163 million, respectively. A comparison of the fair value of investment property at 31 December 2025, 2024 and 2023 with the net book value shows gross unrealised gains of EUR 172, 166 and 207 million, respectively, attributed completely to the group.
The rental income earned from investment property and the direct costs related both to investment properties that generated rental income in 2025, 2024 and 2023 and to investment properties that did not generate rental income in those years are not material in the context of the consolidated financial statements.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
17. Intangible assets – Goodwill
The detail of goodwill, based on the cash-generating units giving rise thereto, is as follows:

EUR million
	2025	2024	2023
Banco Santander (Brasil)	3,031	3,079	3,679
SAM Investment Holdings Limited	1,444	1,444	1,444
Santander Consumer Germany	1,304	1,304	1,304
Santander Portugal	1,040	1,040	1,040
Santander España	998	998	998
Santander US Auto	943	1,068	1,003
Santander Holding USA (ex. Auto)	765	865	814
Santander UK	609	641	612
Banco Santander - Chile	470	482	516
Grupo Financiero Santander (México)	463	453	523
Ebury Partners	326	340	350
Santander Consumer Nordics	211	211	206
Santander Bank Polska	—	1,178	1,159
Other companies	354	335	369
Total Goodwill	11,958	13,438	14,017

The changes in goodwill were as follows:

EUR million
	2025	2024	2023
Balance at beginning of year	13,438	14,017	13,741
Additions	19	30	56
Of which:
Ebury Partners	—	—	45
Impairment losses	(4)	(4)	(20)
Transfer to Assets held for sale (Notes 3 y 12)	(1,176)	—	—
Exchange differences and other items	(291)	(605)	240
Balance at end of year	11,958	13,438	14,017

Grupo Santander has goodwill generated by cash-generating units located in non-euro currency countries (mainly Brazil, Poland, the United States, the United Kingdom, Chile, Mexico, Norway and Sweden) and, therefore, this gives rise to exchange differences on the translation to euros, at closing rates, of the amounts of goodwill denominated in foreign currencies. Accordingly, in 2025 there was a decrease of EUR 291 million (a decrease of EUR 605 million in 2024 and an increase of EUR 240 million in 2023), due to exchange differences and other items which, pursuant to current standards, were recognised with a change to 'Other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences in other comprehensive income in the consolidated statement of recognised income and expense' (see note 29.d).
At least once per year (or whenever there is any indication of impairment), Grupo Santander performs an analysis of the potential impairment of its recorded goodwill with respect to its recoverable amount. The first step that must be taken in order to perform this analysis is the identification of the cash-generating units, which are the Group's smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash flows of other assets or groups of assets.
The amount to be recovered of each cash-generating unit is determined taking into consideration the carrying amount (including any fair value adjustment arising on the business combination) of all the assets and liabilities of all the independent legal entities composing the cash-generating unit, together with the related goodwill.
The amount to be recovered of the cash-generating unit is compared with its recoverable amount in order to determine whether there is any impairment.
Grupo Santander assesses the existence of any indication that might be considered to be evidence of impairment of the cash-generating unit by reviewing information including the following (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation —including banking concentration level—, among others) and (ii) various microeconomic variables comparing the investments of the Group with the financial services industry of the country in which the cash-generating unit carries on most of its business activities (balance sheet composition, total funds under management, results, efficiency ratio, capital adequacy ratio, return on equity, among others).
Regardless of whether there is any indication of impairment, every year the Group calculates the recoverable amount of each cash-generating unit to which goodwill, has been allocated and, to this end, it uses price quotations, market references (multiples), internal estimates and valuations performed by internal and external experts.
Firstly, the Group determines the recoverable amount by calculating the fair value of each cash-generating unit on the basis of the quoted price of the cash-generating units, if available.
In addition, the Group performs estimates of the recoverable amounts of certain cash-generating units by calculating their value in use using discounted cash flow projections. The main assumptions used in this calculation are (i) earnings projections based on the financial budgets approved by the Group’s directors which cover between three and five year periods (unless a longer time horizon can be justified), (ii) discount rates determined as the cost of capital taking into account the risk-free rate of return plus a risk premium in line with the market and the business in which the units operate and (iii) constant growth rates used in order to extrapolate earnings in perpetuity which do not exceed the long-term average growth rate for the market in which the cash-generating unit in question operates.
The cash flow projections used by Group management to obtain the values in use are based on the financial budgets approved by both local management of the related local units and the Group’s directors. The Group’s budgetary estimation process is common for all the cash-generating units. The local management teams prepare their budgets using the following key assumptions:
a)    Microeconomic variables of the cash-generating unit: management takes into consideration the current balance sheet structure, the product mix and the business decisions taken by local management in this regard.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
b)    Macroeconomic variables: growth is estimated on the basis of the changing environment, taking into consideration expected GDP growth in the unit’s geographical location and forecast trends in interest and exchange rates. These data, which are based on external information sources, are provided by the Group’s economic research service.
c)    Past performance variables: in addition, management takes into consideration in the projection the difference (both positive and negative) between the cash-generating unit’s past performance and budgets.
During 2025, the Group has recognised impairment losses of EUR 4 million of immaterial goodwill that has been recorded under the heading 'Impairment or reversal of the impairment of non-financial assets - Intangible assets' (EUR 4 million and EUR 20 million in 2024 and 2023, respectively). Goodwill is deducted from CET1 for regulatory purposes, so an impairment of goodwill has no impact on the Group's capital ratios.
Following is a detail of the main assumptions taken into account in determining the recoverable amount, at 2025 year-end, of the most significant cash-generating units which were valued using the discounted cash flow method:

	2025
	Projected period	Discount rateA	Nominal perpetual growth rate
Santander UK	5 years	12.4%	2.5%
Santander US Auto	3 years	11.5%	3.0%
Santander Holding USA (ex. Auto)B	5 years	13.6%	3.5%
Santander Consumer Germany	5 years	9.5%	2.5%
SAM Investment Holdings, Limited	5 years	11.5%	2.5%
Santander Portugal	5 years	10.6%	2.5%
A.Post-tax discount rate.
B.Weighted information of the main assumptions of the segments to which goodwill has been allocated.
The discount and nominal perpetual growth rates taken into account in 2024 and 2023 are presented below for comparison purposes:

	Discount rateA		Nominal perpetual growth rate
	2024	2023	2024	2023
Santander UK	11.8%	11.9%	2.5%	2.5%
Santander Bank Polska	12.9%	13.2%	5.0%	5.0%
Santander US Auto	12.2%	12.8%	3.0%	3.0%
Santander Holding USA (ex. Auto)B	13.4%	13.4%	3.5%	3.5%
Santander Consumer Germany	9.1%	9.7%	2.0%	2.3%
SAM Investment Holdings, Limited	11.6%	11.6%	2.5%	2.5%
Santander Portugal	10.2%	11.2%	2.5%	2.5%
A.Post-tax discount rate.
B.Weighted information of the main assumptions of the segments to which goodwill has been allocated.
The variations reflected in the assumptions used in 2025 are mainly a consequence of the current macroeconomic scenario, as well as the level of inflation.
Given the degree of uncertainty of the above key assumptions on which the recoverable amount of the cash-generating units is based, the Group performs a sensitivity analysis which consisted of adjusting +/- 50 basis points the discount rate, adjusting +/- 50 basis points the growth rate in perpetuity and reducing the cash flow projections by 5%. These changes in the key assumptions in isolation mean that the recoverable amount of all the cash-generating units continues to exceed their amount to be recovered and have been considered by the Group as reasonably possible changes in the business operations of the cash-generating units are not contemplated.
The recoverable amount of Banco Santander - Chile and Banco Santander (Brasil) was calculated as the fair values of the aforementioned cash-generating units obtained from the quoted market prices of their shares at year-end. This value exceeded the amount to be recovered. A significant reduction in the quoted market prices of these cash generating unit could result in an indication of impairment which in turn may lead to a goodwill impairment charge in the future.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
18. Intangible assets - Other intangible assets
The detail of Intangible assets - Other intangible assets in the consolidated balance sheets and of the changes therein in 2025, 2024, and 2023 is as follows:

EUR million
	Estimated useful life	1 January 2025	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	31 December 2025
Cost		15,261	1,714	(20)		(1,286)	(1,179)	14,490
Brand names		32	—	—		—	—	32
IT developments	3-10 years	13,322	1,713	(7)		(1,286)	(1,084)	12,658
Other		1,907	1	(13)		—	(95)	1,800
Accumulated amortisation		(9,235)	—	12	(1,847)	1,228	795	(9,047)
Development		(8,312)	—	6	(1,715)	1,228	723	(8,070)
Other		(923)	—	6	(132)	—	72	(977)
Impairment losses		(205)	—	—	(108)	58	162	(93)
Of which addition					(108)
Of which Liberation
		5,821	1,714	(8)	(1,955)	—	(222)	5,350

EUR million
	Estimated useful life	1 January 2024	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	31 December 2024
Cost		14,773	2,104	(8)		(1,169)	(439)	15,261
Brand names		40	—	—		—	(8)	32
IT developments	3-10 years	12,867	2,104	(8)		(1,169)	(472)	13,322
Other		1,866	—	—		—	41	1,907
Accumulated amortisation		(8,851)	—	6	(1,626)	1,062	174	(9,235)
Development		(8,078)	—	6	(1,546)	1,062	244	(8,312)
Other		(773)	—	—	(80)	—	(70)	(923)
Impairment losses		(68)	—	—	(227)	107	(17)	(205)
Of which addition					(227)
Of which Liberation					—
		5,854	2,104	(2)	(1,853)	—	(282)	5,821

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	Estimated useful life	1 January 2023	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	31 December 2023
Cost		12,502	2,197	176		(230)	128	14,773
Brand names		33	—	8		(2)	1	40
IT developments	3-10 years	10,721	2,197	18		(196)	127	12,867
Other		1,748	—	150		(32)	—	1,866
Accumulated amortisation		(7,554)	—	5	(1,386)	209	(125)	(8,851)
Development		(6,866)	—	—	(1,294)	177	(95)	(8,078)
Other		(688)	—	5	(92)	32	(30)	(773)
Impairment losses		(44)	—	—	(53)	21	8	(68)
Of which addition					(53)
Of which Liberation					—
		4,904	2,197	181	(1,439)	—	11	5,854
In 2025, 2024 and 2023, impairment losses of EUR 108 million, EUR 227 million and EUR 53 million, respectively, were recognised under Impairment or reversal of impairment on non-financial assets, net – intangible assets. This impairment losses are related mainly to the decline in or loss of the recoverable value of certain computer systems and applications as a result of the processes initiated by the Group to transform or integrate businesses and to adapt to the various regulatory changes.
19. Other assets
The detail of 'Other' of 'Other assets' is as follows:

EUR million
	2025	2024	2023
Transactions in transit	364	469	246
Net pension plan assets (note 25)	784	677	1,001
Prepayments and accrued income	3,121	3,016	2,911
Other	4,376	4,310	4,598
	8,645	8,472	8,756

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
20. Deposits from central banks and credit institutions
The detail, by classification, counterparty, type and currency, of 'Deposits from central banks' and 'Deposits from credit institutions' in the consolidated balance sheets is as follows:

EUR million
	2025	2024	2023
CENTRAL BANKS
Classification
Financial liabilities held for trading	12,385	13,300	7,808
Financial liabilities designated at fair value through profit or loss	3,086	1,774	1,209
Financial liabilities at amortized cost	18,542	24,882	48,782
	34,013	39,956	57,799
Type
Deposits on demand	856	405	117
Time deposits	14,709	18,488	43,853
Reverse repurchase agreements	18,448	21,063	13,829
	34,013	39,956	57,799
CREDIT INSTITUTIONS
Classification
Financial liabilities held for trading	27,058	26,284	17,862
Financial liabilities designated at fair value through profit or loss	1,424	1,625	1,735
Financial liabilities at amortized cost	74,692	90,012	81,246
	103,174	117,921	100,843
Type
Deposits on demand	5,005	6,657	5,468
Time deposits	42,718	54,716	54,402
Reverse repurchase agreements	55,186	56,273	40,689
Subordinated deposits	265	275	284
	103,174	117,921	100,843
Currency
Euro	54,588	53,779	53,921
Pound sterling	13,625	21,853	27,697
US dollar	43,466	57,992	49,447
Brazilian real	6,783	7,459	7,997
Other currencies	18,725	16,794	19,580
TOTAL	137,187	157,877	158,642
At 31 December 2025 and 2024, no conditional long-term financing of the European Central Bank (TLTRO- Targeted Long-Term Refinancing Operation-) was outstanding. As of 2023, the balance of such financing amounted to EUR 11,583 million, all corresponding to the TLTRO III financing program.
At 31 December 2025, no expense has been recognized in the consolidated income statement corresponding to TLTRO III (expenses of EUR 158 million and EUR 659 million at 31 December 2024 and 2023, respectively, as a result of the conditions of the financing programme).
Note 51 contains a detail of the residual maturity periods of financial liabilities at amortised cost.
21. Customer deposits
The detail, by classification, geographical area and type, of Customer deposits is as follows:

EUR million
	2025	2024	2023
Classification
Financial liabilities held for trading	36,120	18,984	19,837
Financial liabilities designated at fair value through profit or loss	25,930	25,407	32,052
Financial liabilities at amortized cost	979,150	1,011,545	995,280
	1,041,200	1,055,936	1,047,169
Geographical areaA
Spain	437,855	395,479	388,736
Rest of Europe	323,854	377,057	366,165
of which: United Kingdom	228,810	233,192	235,698
Rest of America	279,491	283,400	292,268
of which: United States	82,321	88,712	83,555
Rest of the world	—	—	—
	1,041,200	1,055,936	1,047,169
Type
Demand deposits-	646,125	677,818	661,262
Time deposits-	296,797	298,276	305,296
Deposits redeemable at notice	1,487	1,525	1,789
Repurchase agreements	96,791	78,317	78,822
	1,041,200	1,055,936	1,047,169
A.According to the geography of the legal entity.

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortised cost.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
22. Marketable debt securities
a) Breakdown
The detail, by classification and type, of Marketable debt securities is as follows:

EUR million
	2025	2024	2023
Classification
Financial liabilities held for trading	—	—	—
Financial liabilities designated at fair value through profit or loss	11,686	7,554	5,371
Financial liabilities at amortized cost	312,704	317,967	303,208
	324,390	325,521	308,579
Type
Bonds and debentures outstanding	253,893	252,765	231,880
Subordinated	28,859	35,461	30,529
Notes and other securities	41,638	37,295	46,170
	324,390	325,521	308,579
The distribution of the book value of debt securities issued by contractual maturity at 31 December 2025 is shown below:

EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Subordinated debt	—	798	1,760	2,277	24,024	28,859
Senior unsecured debt	10,509	13,643	51,461	34,465	35,618	145,696
Senior secured debt	11,529	12,308	43,661	28,106	12,593	108,197
Promissory notes and other securities	17,747	23,060	335	170	326	41,638
Debt securities issued	39,785	49,809	97,217	65,018	72,561	324,390
The distribution by contractual maturity of the notional amounts of these debt securities issued at 31 December 2025 is as follows:

EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Subordinated debt	—	790	1,744	2,255	22,926	27,715
Senior unsecured debt	10,056	12,654	50,189	34,089	36,469	143,457
Senior secured debt	11,038	12,110	43,467	28,116	12,513	107,244
Promissory notes and other securities	17,709	23,042	299	154	312	41,516
Debt securities issued	38,803	48,596	95,699	64,614	72,220	319,932

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
b) Bonds and debentures outstanding
The detail, by currency of issue, of 'Bonds and debentures outstanding' is as follows:

	EUR million			2025
Currency of issue	2025	2024	2023	Outstanding issue amount in foreign currency (Million)	Annual interest rate (%)
Euro	117,350	110,973	101,657	117,350	2.72%
US dollar	71,140	79,740	70,229	83,632	4.73%
Pound sterling	25,548	23,961	20,520	22,301	5.14%
Brazilian real	21,848	18,683	21,861	141,089	14.21%
Chilean peso	4,697	4,579	4,921	4,977,648	3.61%
Other currencies	13,310	14,829	12,692
Balance at end of year	253,893	252,765	231,880

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The changes in 'Bonds and debentures outstanding' were as follows:

EUR million
	2025	2024	2023
Balance at beginning of year	252,765	231,880	211,597
Net inclusion of entities in the Group	—	(1,224)	(1,467)
Of which:
SPIRE SA Compartment 2023-374	—	(1,224)	—
Auto ABS UK Loans PLC	—	—	(841)
PSA Bank Deutschland GmbH	—	—	(626)
Issues	72,014	77,921	68,568
Of which:
Banco Santander, S.A.	12,682	20,559	19,706
Banco Santander (Brasil) S.A.	11,827	8,039	12,781
Santander Group UK	11,450	9,884	6,002
Santander Consumer USA Holdings Inc.	8,705	8,949	7,309
Santander International Products, Plc.	5,071	2,752	1,054
Stellantis Financial Services Italia S.p.A.	2,020	2,021	761
Santander Consumer Bank S.p.A.	1,799	1,001	1,460
Santander Holdings USA, Inc.	1,772	3,004	1,850
Fondo de Titulización, Santander Consumo 8	1,523	—	—
Fondo de Titulización, Santander Consumo 9	1,421	—	—
Banco Santander - Chile	1,204	1,171	814
Santander Consumer Finance, S.A.	1,181	2,271	2,557
Banco Santander Totta, S.A.	1,069	1,129	1,734
Santander Bank, National Association	853	4,133	1,346
SC Germany S.A., Compartment Consumer 2025-2	850	—	—
SC Austria S.à r.l., Compartment Consumer 2025-1	803	—	—
Secucor Finance 2025-1 Designated Activity Company	801	—	—
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	787	875	634
Hyundai Capital Bank Europe GmbH Italy	749	—	—
Banque Stellantis France	728	897	1,145
Santander Consumer Bank AG	—	180	1,256
SC Germany S.A., Compartment Consumer 2024-1	—	1,500	—
Santander Consumo 6, F.T.	—	1,230	—
Santander Consumo 7, F.T.	—	1,218	—
Santander Bank Polska S.A.	—	1,002	1,102
SC Germany S.A., Compartment Consumer 2024-2	—	1,000	—
Redemptions and repurchases	(60,335)	(57,676)	(48,825)
Of which:
Banco Santander, S.A.	(14,854)	(15,888)	(7,889)
Banco Santander (Brasil) S.A.	(9,430)	(6,919)	(10,542)
Santander Consumer USA Holdings Inc.	(7,905)	(10,806)	(14,466)
Santander Group UK	(4,936)	(7,764)	(6,185)
Santander Consumer Finance, S.A.	(2,743)	(2,900)	(1,800)
Santander Holdings USA, Inc.	(2,693)	(1,387)	—
Santander Bank, National Association	(2,648)	(1,440)	(567)
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	(2,084)	(122)	(140)
Banco Santander - Chile	(1,930)	(1,486)	(575)
Santander International Products, Plc.	(1,327)	(584)	(728)
Santander Consumer Bank S.p.A.	(1,327)	(233)	(266)
Santander Consumer Bank AS	(1,174)	(839)	(681)
Banque Stellantis France	(746)	(565)	(813)
Stellantis Financial Services Italia S.p.A.	(698)	(22)	—
Banco Santander Totta, S.A.	(223)	(1,055)	(108)
Exchange differences and other movements	(10,551)	1,864	2,007
Balance at year-end	253,893	252,765	231,880

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
c) Notes and other securities
The notes of the Group (see Note 22.a) were issued basically by Santander Consumer Finance, S.A., Santander UK plc, Banco Santander (México), S.A. Institución de Banca Múltiple, Grupo Financiero Santander México, Banco Santander, S.A., Santander Consumer Bank AG, Banque Stellantis France, Banco Santander -Chile and Banco Santander S.A. - Uruguay.
d) Guarantees
Set forth below is information on the liabilities secured by assets:

EUR million
	2025	2024	2023
Asset-backed securities	55,031	49,723	37,717
Of which, mortgage-backed securities	5,961	4,377	3,019
Other mortgage securities	51,438	50,141	49,478
Of which: mortgage-backed bonds	22,624	22,631	24,619
Covered bonds (non mortgage and export financing)	1,728	995	764
	108,197	100,859	87,959
The main characteristics of the assets securing the aforementioned financial liabilities are as follows:
1.Asset-backed securities
a.Mortgage-backed securities- these securities are secured by mortgage assets (see Note 10.e) with average maturities of more than ten years that must: be a first mortgage for acquisition of principal or second residence, be current in payments, have a loan-to-value ratio below 80% and have a liability insurance policy in force covering at least the appraisal value. The value of the financial liabilities broken down in the foregoing table is lower than the balance of the assets securing them —securitised assets retained on the balance sheet— mainly because the Group repurchases a portion of the bonds issued, and in such cases they are not recognised on the liability side of the consolidated balance sheet.
b.Other asset - backed securities: includes asset-backed securities, notes issued by securitization funds collateralized mainly by mortgage loans that do not meet the above requirements and other loans (mainly personal loans with an average maturity of five years and loans to SMEs with average maturities of seven years) and private issues of Santander Consumer USA Holdings Inc. collateralized by vehicles assigned under operating leases.
2.Other mortgage securities include mainly:
a.Mortgage-backed bonds with average maturities of more than ten years that are secured by a portfolio of mortgage loans and credits (included in secured loans  —see note 10.b—) which must: not be classified as of procedural stage; have available appraisals performed by specialised entities; have a loan-to-value (LTV) ratio below 80% in the case of home loans and below 60% for loans for other assets and have sufficient liability insurance.
b.Other debt securities issued as part of the Group’s liquidity strategy in the UK, mainly covered bonds in the UK secured by mortgage loans and other assets.
Grupo Santander has a balance corresponding to mortgage bonds at 31 December 2025 of EUR 22,624 million (all of them issued in euros), which correspond to issues of Banco Santander, S.A. (with an outstanding face value of EUR 22,360 million).
The issuing entity may repay the mortgage bonds early, if this has been expressly established in the final conditions of the issue in question and in the conditions established there.
None of the mortgage bonds issued by Banco Santander have replacement assets involved.
During 2023, the Bank of Spain has published Circular 1/2023 of 4 February , which modifies Circular 4/2017, repealing the breakdown in the annual accounts and the information related to internal accounting development and management control.
Additionally, Banco Santander, S.A. issues internationalization certificates, which are securities whose capital and interest are guaranteed by loans and credits that are linked to the financing of export contracts or the internationalization of companies.
The fair value of the guarantees received by the Group (financial and non-financial assets) which the Group is authorised to sell or pledge even if the owner of the guarantee has not defaulted is scantly material taking into account the Consolidated financial statements as a whole.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
23. Subordinated liabilities
a) Breakdown
The detail, by currency of issue, of Subordinated liabilities, deposits and marketable debt securities, in the consolidated balance sheets is as follows:

	EUR million			2025
	2025	2024	2023	Outstanding issue amount in foreign currency (million)	Annual interest rate (%)
Currency of issue
Euro	11,402	14,999	13,684	11,402	4.55%
US dollar	9,750	13,425	11,300	11,462	6.53%
Brazilian real	4,354	3,600	2,518	28,117	16.30%
Pound sterling	1,347	1,409	1,353	1,176	4.28%
Other currencies	2,434	2,380	2,057
Balance at end of year	29,287	35,813	30,912
Note 51 contains a detail of the residual maturity periods of subordinated liabilities at each year-end.
b) Changes
The movement in the balance of subordinated liabilities in the last three years were as follows:

EUR million
	2025	2024	2023
Balance at beginning of year	35,813	30,912	25,926
Net inclusion of entities in the Group	—	—	(40)
IssuancesA	2,287	7,001	7,007
Of which:
Banco Santander, S.A.	1,862	5,625	5,610
Banco Santander (Brasil) S.A.	375	1,338	1,112
Banque Stellantis France	—	25	150
Redemptions and repurchasesA	(7,110)	(2,572)	(1,781)
Of which:
Banco Santander, S.A.	(6,754)	(2,433)	(1,000)
Santander UK Group Holdings plc	(352)	—	—
Santander Bank Polska S.A.	—	(100)	—
Santander UK plc	—	—	(702)
Banque Stellantis France	—	—	(78)
Exchange differences and other movements	(1,703)	472	(200)
Balance at end of year	29,287	35,813	30,912
A.The balance relating to issuances, redemptions and repurchases (EUR 4,823 million), together with the interest paid in remuneration of these issuances including PPCC (EUR 1,560 million), is included in the cash flow from financing activities.

c) Other disclosures
This caption includes contingent convertible or redeemable preferred participations, as well as other subordinated financial instruments issued by consolidated companies, which do not qualify as equity (preferred shares).
Preferred shares do not have voting rights and are non-cumulative. They have been subscribed by third parties outside the Group, and except for the issuances of Santander UK plc, the rest are redeemable by decision of the issuer, according to the terms of each issue.
Banco Santander's contingently convertible preferred participations are subordinated debentures and rank after common creditors and any other subordinated credit that by law and/or by their terms, to the extent permitted by Spanish law, ranks higher than the contingently convertible preferred participations. Their remuneration is conditioned to the obtainment of sufficient distributable profits, and to the limitations imposed by the regulations on shareholders' equity, and they have no voting rights. The other issues of Banco Santander, S.A. mentioned in this caption are also subordinated debentures and, for credit ranking purposes, they rank behind all the common creditors of the issuing entities and ahead of any other subordinated credit that ranks pari passu with the Bank's contingently convertible preferred participations.
The main issuances of subordinated debt securities, broken down by company, are detailed below:
Issuances by Banco Santander, S.A.
On 1 December 2025, Banco Santander, S.A. has proceeded to redeem in advance all the issued subordinated obligations: 'EUR 60,000,000', with original maturity date on December 2026 and with ISIN code XS1492669509.
On 19 November 2025, Banco Santander, S.A. carried out an issuance for an amount of USD 1,500 million with ISIN code US05971KAA79.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
On 24 September 2025, Banco Santander, S.A. proceeded to redeem in advance all the issued subordinated obligations: 'EUR 50,000,000 Fixed/Floating', with original maturity date on March 2029 and with ISIN code XS1585005314.
On 5 August 2025, Banco Santander, S.A. proceeded to redeem in advance the subordinated debt issuances with ISIN code XS1384064587, for a nominal amount of EUR 1,500 million, with a coupon of 3.250% and original maturity date on April 2026 and with ISIN code XS1548444816, for a nominal amount of EUR 1,000 million, with a coupon of 3.125% and original maturity date on January 2027.
On 2 July 2025, Banco Santander, S.A. proceeded to repurchase for their subsequent redeem in advance the contingently convertible preferred shares with ISIN code XS2102912966, for a total nominal amount of EUR 466.6 million and which are traded on the market of the Irish Stock Exchange 'Global Exchange Market', leaving the amount in circulation at EUR 1,033.4 million.
On 2 July 2025, Banco Santander, S.A. carried out a placement of preference shares contingently convertible into newly issued ordinary shares of the Bank (PPCC), for a nominal amount of EUR 1,500 million with ISIN code XS3100756637 . The Issuance has been made at par and the remuneration of the PPCC, whose payment is subject to certain conditions and is also discretionary, has been set at 6% quarterly for the first six years, being reviewed every five years thereafter by applying a margin of 381.9 basis points over the five-year mid-swap rate.
On 18 March 2025, Banco Santander, S.A. carried out an issuance for an amount of EUR 1,500 million with ISIN code XS1201001572.
On 17 February 2025, Banco Santander, S.A. prepaid EUR 600.8 million out of a total of EUR 1,500 million of the transaction with ISIN XS138406464587 following the tender announcement launched on 6 February 2025.
On 17 February 2025, Banco Santander, S.A. prepaid EUR 563.6 million euros out of a total of EUR 1,000 million of the transaction with ISIN XS1548444816 following the tender announcement launched on 6 February 2025.
On 1 August 2024, Banco Santander, S.A. carried out a placement of preference shares contingently convertible into newly issued ordinary shares of the Bank (PPCC), for a nominal amount of USD 1,500 million (valued at EUR 1,356 million). The issuance has been made at par and the remuneration of the PPCC, whose payment is subject to certain conditions and is also discretionary, has been set at 8% annually for the first ten years, being reviewed every five years thereafter by applying a margin of 391.1 basis points over the 5-year mid-swap rate.
On 20 May 2024, Banco Santander, S.A., proceeded to partially redeem in advance the contingently convertible preferred shares with ISIN code XS1793250041, for a total nominal amount of EUR 1,312 million and which are traded on the market of the Irish Stock Exchange 'Global Exchange Market' (the 'PPCC'), leaving the amount in circulation at EUR 187.6 million.
On 20 May 2024, Banco Santander, S.A. carried out a placement of preference shares contingently convertible into newly issued ordinary shares of the Bank (PPCC), for a nominal amount of EUR 1,500 million. The Issuance has been made at par and the remuneration of the PPCC, whose payment is subject to certain conditions and is also discretionary, has been set at 7% annually for the first six years, being reviewed every five years thereafter by applying a margin of 443.2 basis points over the 5-year mid-swap rate.
On 14 March 2024, Banco Santander, S.A. issued subordinated obligations for an amount of USD 1,250 million (valued at EUR 1,158 million) for a term of 10 years. The issuance was made at par and the issue coupon was set at 6.35% per year, payable bi-annually.
On 8 February 2024, Banco Santander, S.A., proceeded to prepay all of the contingently convertible Tier 1 preferred shares with ISIN code XS1951093894, for a total nominal amount of USD 1,200 million (valued at EUR 1,110 million) and that were traded on the Irish Stock Exchange 'Global Exchange Market' (the 'PPCC').
On 22 January 2024, Banco Santander, S.A. issued subordinated bonds for an amount of EUR 1,250 million for a term of 10 years and 3 months. The issue was carried out at 99.74% and the issue coupon was set at 5% per year for the first 5 years and 3 months, with an amortization option in April 2029, reviewing the coupon, in case of non-amortization, at a fixed rate equivalent to a margin of 250 points plus the 5-year Euro swap rate.
On 29 December 2023, Banco Santander, S.A., proceeded to prepay all the Tier 1 Contingently Convertible Preferred Securities with ISIN code XS1692931121 for a total nominal amount of EUR 1,000 million and which were traded on the Irish Stock Market 'Global Exchange Market' (the 'PPCC').
On 21 November 2023, Banco Santander, S.A., carried out a placement of two series of contingently convertible preferred shares into newly issued ordinary shares of the Bank, for a total nominal amount of USD 1,150 million (EUR 1,054 million at the exchange rate on the day of issue) and USD 1,350 million (EUR 1,235 million at the exchange rate on the day of issue), respectively.
The issue was carried out at par and the remuneration of the PPCC, whose payment is subject to certain conditions and is also discretionary, was set (i) for the first Series at 9.625% annually for the first five years and six months, being reviewed every five years thereafter by applying a margin of 530.6 basis points on the five-year UST rate (5-year UST), and (ii) for the second Series at 9.625% annually for the first ten years, being reviewed thereafter every five years, applying a margin of 529.8 basis points on the five-year UST rate.
On 8 August 2023, Banco Santander, S.A. carried out an issuance of subordinated obligations for an amount of 2,000 million dollars (1,821 million euros at the exchange rate on the day of issuance). The issue was carried out at par coupon was set at 6.921% per year, payable semiannually during the 10-year life of the operation.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
On 23 May 2023, Banco Santander, S.A. issued subordinated bonds for an amount of 1,500 million euros for a term of 10 years and 3 months. The issue was carried at 99.739% and the coupon of the issue was set at 5.75% annually for the first 5 years and 3 months, with the option of amortization in August 2028, revising the coupon, in case of non-amortization, at a margin of 285 points plus the Euro Swap type 5 years.
On 25 April 2022, Banco Santander, S.A. proceeded to prepay all the Tier 1 Contingently Convertible Preferred Securities with ISIN code XS1602466424 and common code 160246642 in circulation, for a total nominal amount of EUR 750 million and which were traded on the Irish Stock Market 'Global Exchange Market' (the 'PPCC').
On 22 November 2021, Banco Santander, S.A. issued subordinated debentures for a term of eleven years, with a redemption option on the tenth anniversary of the issue date, in the amount of USD 1,000 million (EUR 1,007 million at the exchange rate on the day of issue). The issue bears interest at an annual rate of 3.225%, payable semi-annually, for the first ten years. This issue has an early redemption option in the tenth year from the issue date and if the redemption is not executed in the tenth year, the coupon is repriced at a margin of 160 points over the one-year US government bond.
On 4 October 2021, Banco Santander, S.A. issued subordinated debentures for a term of eleven years, with a redemption option on the sixth anniversary of the issue date, amounting to GBP 850 million (EUR 887 million at the exchange rate on the day of issue). The issue bears interest at an annual rate of 2.25%, payable annually for the first six years (then repricing at a margin of 165 points over the 5-year UK government bond).
On 21 September 2021, Banco Santander, S.A. carried out a placement of preferential shares contingently convertible into newly issued ordinary shares of the Bank ('PPCC') for a nominal amount of EUR 1,000 million (issue placed on the market EUR 997 million). The issuance was carried out at par and the remuneration of the PPCC, whose payment is subject to certain conditions and is also discretionary, was set at 3.625% per year for the first eight years, being reviewed every five years applying a margin of 376 basis points over the 5-year Mid-Swap Rate.
On 12 May 2021, Banco Santander, S.A. placed the issue of preference shares contingently convertible into newly issued ordinary shares of the Bank, previously announced, for a total nominal amount of EUR 1,578 million, issued in a Series in Dollars of USD 1,000 million (EUR 828 million at the exchange rate on the day of issue) and a Series in Euros for an amount of EUR 750 million. The issuance was carried out at par and the remuneration of the PPCC, whose payment is subject to certain conditions and is also discretionary, was set (i) for the Series in Dollars at 4.750% per annum for the first six years, being revised every five years applying a margin of 375.3 basis points over the 5-year UST rate and (ii) for the Series in Euros by 4.125% per annum for the first seven years, being revised every five years applying a margin of 431.1 basis points over the applicable 5-year euro mid-swap.
On 3 December 2020, Banco Santander, S.A. issued subordinated debentures with a ten-year term of USD 1,500 million (EUR 1,222 million at the date of issue). The issue bears interest at an annual rate of 2.749%, payable semiannually.
On 22 October 2020, it carried out a ten-year subordinated debenture issue for an amount of EUR 1,000 million. The issue bears interest at an annual rate of 1.625%, payable annually.
On 14 January 2020, it carried out a placement of contingently convertible preferred participations into newly issued ordinary shares of the Bank (the 'PPCCs'), excluding the pre-emptive subscription rights of its shareholders and for a nominal amount of EUR 1,500 million (the 'Issuance' and the 'PPCCs'). The Issuance was made at par and the remuneration of the PPCCs, the payment of which is subject to certain conditions and is also discretionary, was set at 4.375% per annum for the first six years, revised every five years thereafter by applying a margin of 453.4 basis points over the 5-year mid-Swap Rate (5-year mid-Swap Rate).
On 8 February 2018, a ten-year subordinated debenture issuance of EUR 1,250 million was carried out. The issue accrues annual interest of 2.125% payable annually.
Issuances by Banco Santander (Brasil) S.A.
In early December 2025, Brazil closed a Tier 2 subordinated debt issuance in its local market with a 10-year term and the first call date at 5 years, for an amount of BRL 2.4 billion. The issuance price was 10y CDI + 65 bps.
At September 2024, Brazil issued AT1 Financial Notes (PerpNC5) in its local market for an amount of BRL 7,600 million at CDI + 140% (equivalent to UST +222 bps).
At the beginning of October 2023, Banco Santander (Brasil) S.A. carried out an issuance of Subordinated Financial Bills (TIER II) in its local market for a 10-year term, with a repurchase option as of the fifth anniversary of the issuance date, in the amount of BRL 6,000 million. The issuance price was CDI +1.6% per annum, payable at maturity.
At the end of November 2021, Banco Santander (Brasil) S.A. carried out an issuance of Subordinated Financial Bills (TIER II) in its local market for a 10-year term, with a repurchase option as of the fifth anniversary of the issue date, in the amount of BRL 5,500 million. The issue price was CDI 2% per annum, payable at maturity.
Issuance by Santander Bank Polska S.A.
At 28 November 2024, Santander Bank Polska S.A proceeded to repay subordinated debt ISIN XS0531310182 for EUR 100 million. The debt was originally fully subscribed by the EBRD at 5 August 2010.
The accrued interests from the subordinated liabilities during 2025 amounted to EUR 1,486 million (EUR 1,357 million and EUR 1,010 million during 2024 and 2023, respectively).
In addition, interests from the PPCC and PPCA during 2025 amounted to EUR 622 million (EUR 620 million and EUR 492 million in 2024 and 2023, respectively).

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
24. Other financial liabilities
The detail of Other financial liabilities in the consolidated balance sheets is as follows:

EUR million
	2025	2024	2023
Trade payables	1,452	1,452	1,783
Clearing houses	794	776	1,269
Tax collection accounts:
Public Institutions	6,271	6,156	4,986
Factoring accounts payable	274	226	272
Unsettled financial transactions	3,860	7,421	6,412
Lease liabilities (note 2.k)	1,822	2,202	2,400
Other financial liabilities	21,645	21,683	23,065
	36,118	39,916	40,187
Note 51 contains a detail of the residual maturity periods of other financial liabilities at each year-end.
Lease liabilities
The cash outflow of leases in 2025 was EUR 510 million (EUR 684 million and EUR 738 in 2024 and 2023, respectively).
The analysis of the maturities of lease liabilities at 31 December 2025, 2024 and 2023 is shown below:

EUR million
	2025	2024	2023
Maturity Analysis - Discounted payments
Within 1 year	466	526	586
Between 1 and 3 years	619	868	918
Between 3 and 5 years	315	405	480
Later than 5 years	422	403	416
Total discounted payments at the end of the year	1,822	2,202	2,400
During 2025, 2024 and 2023 there were no significant variable lease payments not included in the valuation of lease liabilities.

25. Provisions
a) Breakdown
The detail of Provisions in the consolidated balance sheets is as follows:

EUR million
	2025	2024	2023
Provision for pensions and other obligations post-employments	1,656	1,731	2,225
Other long term employee benefits	993	915	880
Provisions for taxes and other legal contingencies	2,989	2,717	2,715
Contingent liabilities and commitments (note 2.o)	713	710	702
Other provisions	2,004	2,334	1,919
Provisions	8,355	8,407	8,441

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
b) Changes
The changes in 'Provisions' in the last three years were as follows:

EUR million
	2025
	Post employment plans	Long term employee benefits	Contingent liabilities and commitments	Other provisions	Total
Balances at beginning of year	1,731	915	710	5,051	8,407
Incorporation of Group companies, net	(13)	—	—	—	(13)
Additions charged to income	75	437	50	1,872	2,434
Interest expense (note 39)	59	32	—	—	91
Staff costs (note 46)	32	9	—	—	41
Provisions or reversion of provisions	(16)	396	50	1,872	2,302
Addition	6	424	591	4,036	5,057
Release	(22)	(28)	(541)	(2,164)	(2,755)
Other additions arising from insurance contracts linked to pensions	(5)	—	—	—	(5)
Changes in value recognised in equity	220	—	—	—	220
Payments to pensioners and pre-retirees with a charge to internal provisions	(107)	(358)	—	—	(465)
Benefits paid due to settlements	(31)	—	—	—	(31)
Insurance premiums paid	—	—	—	—	—
Payments to external funds	(329)	—	—	—	(329)
Amounts used	—	—	—	(1,914)	(1,914)
Transfer, exchange differences and other changes	115	(1)	(47)	(16)	51
Balances at end of year	1,656	993	713	4,993	8,355

EUR million
	2024					2023
	Post employment plans	Long term employee benefits	Contingent liabilities and commitments	Other provisions	Total	Post employment plans	Long term employee benefits	Contingent liabilities and commitments	Other provisions	Total
Balances at beginning of year	2,225	880	702	4,634	8,441	2,392	950	734	4,073	8,149
Incorporation of Group companies, net	—	—	—	—	—	(4)	—	—	—	(4)
Additions charged to income	94	368	47	2,703	3,212	92	244	(38)	1,895	2,193
Interest expense (note 39)	76	29	—	—	105	59	34	—	—	93
Staff costs (note 46)	34	11	—	—	45	33	9	—	—	42
Provisions or reversion of provisions	(16)	328	47	2,703	3,062	—	201	(38)	1,895	2,058
Addition	5	335	430	4,026	4,796	3	204	378	3,407	3,992
Release	(21)	(7)	(383)	(1,323)	(1,734)	(3)	(3)	(416)	(1,512)	(1,934)
Other additions arising from insurance contracts linked to pensions	(2)	—	—	—	(2)	—	—	—	—	—
Changes in value recognised in equity	643	—	—	—	643	944	—	—	—	944
Payments to pensioners and pre-retirees with a charge to internal provisions	(153)	(331)	—	—	(484)	(182)	(316)	—	—	(498)
Insurance premiums paid	—	—	—	—	—	—	—	—	—	—
Payments to external funds	(708)	—	—	—	(708)	(750)	—	—	—	(750)
Amounts used	—	—	—	(2,178)	(2,178)	—	—	(1)	(1,825)	(1,826)
Transfer, exchange differences and other changes	(368)	(2)	(39)	(108)	(517)	(267)	2	7	491	233
Balances at end of year	1,731	915	710	5,051	8,407	2,225	880	702	4,634	8,441

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
c) Provision for pensions and other obligations post –employments and Other long term employee benefits
The detail of Provisions for pensions and similar obligations is as follows:

EUR million
	2025	2024	2023
Provisions for post-employment plans - Spanish entities	602	674	770
Provisions for other similar obligations - Spanish entities	927	852	817
Of which pre-retirements	916	839	805
Provisions for post-employment plans - United Kingdom	26	28	76
Provisions for post-employment plans - Other subsidiaries	1,028	1,029	1,379
Provisions for other similar obligations - Other subsidiaries	66	63	63
Provision for pensions and other obligations post -employments and Other long term employee benefits	2,649	2,646	3,105
Of which defined benefits	2,637	2,638	3,097
i. Spanish entities - Post-employment plans and other similar obligations
At 31 December 2025, 2024 and 2023, the Spanish entities had post-employment benefit obligations under defined contribution and defined benefit plans. In addition, in various years some of the consolidated entities offered certain of their employees the possibility of taking pre-retirement and, therefore, provisions are recognised each year for the obligations to employees taking pre-retirement -in terms of salaries and other employee benefit costs- from the date of their pre-retirement to the agreed end date.
In 2023, the provisions made to cover the commitments with 502 employees covered by early retirement and incentivized dismissals plan amounted to EUR 160 million.
In 2024, the provisions made to cover the commitments with 826 employees covered by early retirements and incentivized dismissals amounted to EUR 303 million.
In 2025, the provisions made to cover the commitments with 1,238 employees covered by early retirements and incentivized dismissals amounted to EUR 389 million.
The expenses incurred by the Spanish companies in 2025, 2024 and 2023 in respect of contributions to defined contribution plans amounted to EUR 130 million, EUR 126 million and EUR 116 million, respectively.
The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:
1.    Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.
2.    Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	Post-employment plans			Other similar obligations
	2025	2024	2023	2025	2024	2023
Annual discount rate	3.75%	3.00%	3.35%	3.75%	3.00%	3.35%
Mortality tables	PER2020 M/F Col. Orden 1	PER2020 M/F Col. Orden 1	PER2020 M/F Col. Orden 1	PER2020 M/F Col. Orden 1	PER2020 M/F Col. Orden 1	PER2020 M/F Col. Orden 1
Cumulative annual CPI growth	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Annual salary increase rate	1.25%A	1.25%A	1.25%A	N/A	N/A	N/A
Annual social security pension increase rate	2.12%	2.12%	2.12%	N/A	N/A	N/A
Annual benefit increase rate	N/A	N/A	N/A	0%	0%	0%
A.Corresponds to the group’s defined-benefit obligations.
The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in euros) matching the durations of the commitments. From the bond portfolio considered, callable, putable and sinkable bonds, which could distort the rates, are excluded.
Any changes in the main assumptions could affect the calculation of the obligations. At 31 December 2025, if the discount rate used had been decreased or increased by 50 basis points (bp), there would have been an increase or decrease in the present value of the post-employment obligations of 4.02% (-50 bp) to -3.75% (+50 bp),respectively, and an increase or decrease in the present value of the long-term obligations of 1.15% (-50 bp) to -1.15% (+50 bp), respectively.
These changes would be offset in part by increases or decreases in the fair value of the assets and insurance contracts linked to pensions.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
3. The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.
The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	Post-employment plans			Other similar obligations
	2025	2024	2023	2025	2024	2023
Expected rate of return on plan assets	3.75%	3.00%	3.35%	3.75%	3.00%	3.35%
Expected rate of return on reimbursement rights	3.75%	3.00%	3.35%	N/A	N/A	N/A
The funding status of the defined benefit obligations in 2025 and the two preceding years is as follows:

EUR million
	Post-employment plans			Other similar obligations
	2025	2024	2023	2025	2024	2023
Present value of the obligations
To current employees	34	49	51	—	—	—
Vested obligations to retired employees	1,610	1,850	1,936	—	—	—
To pre-retirees employees		—	—	919	844	812
Long-service bonuses and other benefits		—	—	11	13	12
	1,644	1,899	1,987	930	857	824
Less - Fair value of plan assets	1,058	1,234	1,235	3	5	7
Provisions - Provisions for pensions	586	665	752	927	852	817
Of which:
Internal provisions for pensions	535	593	677	927	852	817
Net pension assets	(13)	(6)	(14)	—	—	—
Insurance contracts linked to pensions (note 14)	67	81	93	—	—	—
Unrecognised net assets for pensions	(3)	(3)	(4)	—	—	—
The amounts recognised in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

EUR million
	Post-employment plans			Other similar obligations
	2025	2024	2023	2025	2024	2023
Current service cost	5	3	2	1	1	1
Interest cost (net)	27	28	42	27	25	30
Expected return on insurance contracts linked to pensions	(3)	(3)	(4)	—	—	—
Provisions or reversion of provisions
Actuarial (gains)/losses recognised in the year	—	—	—	(19)	—	7
Past service cost	—	3	2	—	—	13
Pre-retirement cost	—	—	—	389	303	160
OtherA	(16)	(10)	(1)	—	(4)	(1)
	13	21	41	398	325	210
A.Including reduction/settlement effect
In addition, in 2025 'Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans' has decreased by EUR 33 million with respect to defined benefit obligations (increase of EUR 21 and increase of EUR 10 million in 2024 and 2023, respectively).

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The changes in the present value of the accrued defined benefit obligations were as follows:

EUR million
	Post-employment plans			Other similar obligations
	2025	2024	2023	2025	2024	2023
Present value of the obligations at beginning of year	1,899	1,987	2,076	857	824	903
Incorporation of Group companies, net	—	—	—	—	—	—
Current service cost	5	3	2	1	1	1
Interest cost	67	71	82	27	25	30
Pre-retirement cost	—	—	—	389	303	160
Effect of curtailment/settlement	(9)	(10)	(1)	—	(4)	(1)
Benefits paid	(179)	(203)	(210)	(325)	(292)	(290)
Benefits paid due to settlements	(31)	(2)	—	—	—	—
Past service cost	—	3	2	—	—	13
Actuarial (gains)/losses	(102)	45	37	(19)	—	7
Demographic actuarial (gains)/losses	(14)	—	(2)	(8)	(1)	—
Financial actuarial (gains)/losses	(88)	45	39	(11)	1	7
Exchange differences and other items	(6)	5	(1)	—	—	1
Present value of the obligations at end of year	1,644	1,899	1,987	930	857	824
The changes in the fair value of plan assets and of insurance contracts linked to pensions were as follows:

Plan Assets
EUR million
	Post-employment plans			Other similar obligations
	2025	2024	2023	2025	2024	2023
Fair value of plan assets at beginning of year	1,234	1,235	861	5	7	8
Incorporation of Group companies, net	—	—	—	—	—	—
Expected return on plan assets	40	43	40	—	—	—
Gains/(losses) on settlements	7	—	—	—	—	—
Benefits paid	(144)	(124)	(89)	(2)	(2)	(2)
Contributions/(surrenders)	(7)	58	409	—	—	—
Actuarial gains/(losses)	(64)	27	25	—	—	—
Exchange differences and other items	(8)	(5)	(11)	—	—	1
Fair value of plan assets at end of year	1,058	1,234	1,235	3	5	7

Insurance Contracts linked to pensions
EUR million
	Post-employment plans			Other similar obligations
	2025	2024	2023	2025	2024	2023
Fair value of insurance contracts linked to pensions at beginning of year	81	93	104	—	—	—
Incorporation of Group companies, net	—	—	—	—	—	—
Expected return on insurance contracts linked to pensions	3	3	4	—	—	—
Benefits paid	(12)	(13)	(15)	—	—	—
Paid premiums	—	—	—	—	—	—
Actuarial gains/(losses)	(5)	(2)	—	—	—	—
Fair value of insurance contracts linked to pensions at end of year	67	81	93	—	—	—

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
In view of the conversion of the defined-benefit obligations to defined-contribution obligations, the Group will not make material current contributions in Spain in 2026 to fund its defined-benefit pension obligations.
The plan assets and the insurance contracts linked to pensions are instrumented mainly through insurance policies.
The following table shows the estimated benefits payable at 31 December 2025 for the next ten years:

EUR million
2026	461
2027	391
2028	331
2029	274
2030	223
2031 to 2035	672
ii. United Kingdom
At the end of each of the last three years, the businesses in the United Kingdom had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 92 million in 2025 (EUR 98 million in 2024 and EUR 87 million in 2023).
The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.    Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.
2.    Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2025	2024	2023
Annual discount rate	5.58%	5.54%	4.63%
Mortality tables	''S4 Light' tables weighted 105% males/101% females and CMI_2024 projection [LTR=1.25%, A=0.25%, H=1] with both Age-Period and Cohort convergence periods equal to core values except increased to 20 years for ages 80 to 100 and then tapering down to nil by age 120	The S3 Middle tables weighted at 84% of the CMI_2023 projection with an initial addition of 0.25%, smoothing parameter 7 and improving 1.25%.	The S3 Middle tables weighted at 84% of the CMI_2022 projection with an initial addition of 0.25%, smoothing parameter 7 and improving 1.25%.
Cumulative annual CPI growth	2.9%	3.11%	3.02%
Annual salary increase rate	1.00%	1.00%	1.00%
Annual pension increase rate	2.78%	3.04%	2.96%
The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in pounds sterling) that coincide with the terms of the obligations.
Any changes in the main assumptions could affect the calculation of the obligations. At 31 December 2025, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of 5.82% (-50 bp) and -5.28% (+50 bp), respectively. If the inflation assumption had been increased or decreased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of 4.23% (+50 bp) and -4.14% (-50 bp), respectively. These changes would be offset in part by increases or decreases in the fair value of the assets.
The funding status of the defined benefit obligations in 2025 and the two preceding years is as follows:

EUR million
	2025	2024	2023
Present value of the obligations	8,164	8,898	9,451
Less-
Fair value of plan assets	8,740	9,400	10,208
Provisions - Provisions for pensions	(576)	(502)	(757)
Of which:
Internal provisions for pensions	25	28	76
Net assets for pensions	(601)	(530)	(833)

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The amounts recognised in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

EUR million
	2025	2024	2023
Current service cost	9	13	14
Interest cost (net)	(31)	(40)	(62)
Provisions or reversal of provisions, net
Cost of services provided	—	—	—
Others	—	—	—
	(22)	(27)	(48)
In addition, in 2025 'Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans has increased by EUR 117 million with respect to defined benefit obligations ( increase of EUR 475 and of EUR 687 million in 2024 and 2023, respectively).
The changes in the present value of the accrued defined benefit obligations were as follows:

EUR million
	2025	2024	2023
Present value of the obligations at beginning of year	8,898	9,451	8,982
Net incorporation of companies into the Group	—	—	(28)
Current service cost	9	13	14
Interest cost	465	438	436
Benefits paid	(469)	(465)	(428)
Benefits paid by settlements	—	—	(9)
Contributions made by employees	3	7	6
Past service cost	—	—	—
Actuarial (gains)/losses	(304)	(965)	281
Demographic actuarial (gains)/losses	(91)	(133)	(59)
Financial actuarial (gains)/losses	(213)	(832)	340
Exchange differences and other items	(438)	419	197
Present value of the obligations at end of year	8,164	8,898	9,451
The changes in the fair value of the plan assets were as follows:

EUR million
	2025	2024	2023
Fair value of plan assets at beginning of year	9,400	10,208	10,152
Net incorporation of companies into the Group	—	—	(41)
Expected return on plan assets	496	478	498
Benefits paid	(469)	(465)	(434)
Contributions	203	182	225
Actuarial gains/(losses)	(421)	(1,440)	(406)
Exchange differences and other items	(469)	437	214
Fair value of plan assets at end of year	8,740	9,400	10,208
In 2026 the Group expects to make current contributions to fund these obligations for amounts similar to those made in 2025.
The main categories of plan assets as a percentage of total plan assets are as follows:

	2025	2024	2023
Equity instruments	—	—	—
Debt instruments	67%	66%	62%
Properties	11%	14%	12%
Other	22%	20%	26%
The following table shows the estimated benefits payable at 31 December 2025 for the next ten years:

EUR million
2026	576
2027	485
2028	503
2029	527
2030	545
2031 to 2035	2,801
iii. Other foreign subsidiaries
Certain of the consolidated foreign entities have acquired commitments to their employees similar to post-employment benefits.
At 31 December 2025, 2024 and 2023, these entities had defined-contribution and defined-benefit post-employment benefit obligations. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 110 million in 2025 (EUR 133 million at 31 December 2024 and EUR 107 million at 31 December 2023).
The actuarial assumptions used by these entities (discount rates, mortality tables and cumulative annual CPI growth) are consistent with the economic and social conditions prevailing in the countries in which they are located.
Specifically, the discount rate used for the flows was determined by reference to high-quality corporate bonds, except in the case of Brazil where there is no extensive corporate bond market and, accordingly the discount rate was determined by reference to the series B bonds issued by the Brazilian National Treasury Secretariat for a term coinciding with that of the obligations. In Brazil the discount rate used was between 10.52% and 10.65%, the CPI 3.00% and the mortality table the AT-2000, AT-2000 Basic y AT-2000 S10.
Any changes in the main assumptions could affect the calculation of the obligations. At 31 December 2025, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of 3.92% (-50 bp) and -3.53% (+50 bp), respectively. These changes would be offset in part by increases or decreases in the fair value of the assets.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The funding status of the obligations similar to post-employment benefits and other long-term benefits in 2025 and the two preceding years is as follows:

EUR million
	2025	Of which business in Brazil	2024	2023
Present value of the obligations	6,886	4,569	6,903	8,485
Less-
Of which: with a charge to the participants	152	152	157	114
Fair value of plan assets	6,284	4,730	6,502	7,787
Provisions - Provisions for pensions	450	(313)	244	584
Of which:
Internal provisions for pensions	1,083	210	1,084	1,434
Net assets for pensions	(170)	(60)	(141)	(154)
Unrecognised net assets for pensions	(463)	(463)	(699)	(696)
The amounts recognised in the consolidated income statements in relation to these obligations are as follows:

EUR million
	2025	2024	2023
Current service cost	26	28	25
Interest cost (net)	68	92	83
Provisions or reversion of provisions
(Actuarial gains)/losses recognised in the year	25	28	23
Past service cost	—	2	1
Pre-retirement cost	3	—	—
Other	(2)	(10)	(3)
	120	140	129
In addition, in 2025 'Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans' has increased by EUR 136 million with respect to defined benefit obligations (increase of EUR 147 million and EUR 247 million in 2024 and 2023, respectively).
The changes in the present value of the accrued obligations were as follows:

EUR million
	2025	2024	2023
Present value of the obligations at beginning of year	6,903	8,485	7,578
Incorporation of Group companies, net	(6)	—	(20)
Current service cost	26	28	25
Interest cost	552	578	599
Pre-retirement cost	3	—	—
Effect of curtailment/settlement	(2)	(10)	(2)
Benefits paid	(726)	(1,113)	(730)
Benefits paid due to settlements	(133)	(20)	(2)
Contributions made by employees	4	4	3
Past service cost	—	2	1
Actuarial (gains)/losses	270	(191)	697
Demographic actuarial (gains)/losses	300	(1)	40
Financial actuarial (gains)/losses	(30)	(190)	657
Exchange differences and other items	(5)	(860)	336
Present value of the obligations at end of year	6,886	6,903	8,485
The changes in the fair value of the plan assets were as follows:

EUR million
	2025	2024	2023
Fair value of plan assets at beginning of year	6,502	7,787	7,321
Incorporation of Group companies, net	—	—	(16)
Expected return on plan assets	556	551	588
Benefits paid	(752)	(1,022)	(644)
Contributions	134	477	124
Actuarial gains/(losses)	(201)	(304)	110
Settlements gains/(losses)	(1)	—	—
Exchange differences and other items	46	(987)	304
Fair value of plan assets at end of year	6,284	6,502	7,787
In 2026 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2025.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The main categories of plan assets as a percentage of total plan assets are as follows:

	2025	2024	2023
Equity instruments	14%	13%	11%
Debt instruments	79%	79%	83%
Properties	1%	1%	1%
Other	6%	7%	5%
The following table shows the estimated benefits payable at 31 December 2025 for the next ten years:

EUR million
2026	746
2027	736
2028	740
2029	744
2030	747
2031 to 2035	3,790
d) Provisions for taxes and other legal contingencies and Other provisions
'Provisions - Provisions for taxes and other legal contingencies' and 'Provisions - Other provisions', which include, inter alia, provisions for restructuring costs and tax-related and non-tax-related proceedings, were estimated using prudent calculation procedures in keeping with the uncertainty inherent to the obligations covered. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, these obligations have no fixed settlement period and, in other cases, depend on the legal proceedings in progress.
The detail, by geographical area, of Provisions for taxes and other legal contingencies and Other provisions is as follows:

EUR million
	2025	2024	2023
Recognised by Spanish companies	2,033	1,924	1,921
Recognised by other EU companies	310	694	433
Recognised by other companies	2,650	2,433	2,280
Of which:
Brazil	1,530	1,445	1,618
United Kingdom A	736	654	373
	4,993	5,051	4,634
A.Of which GBP 461 million (EUR 528.1 million) correspond to the Financial Conduct Authority (FCA) review of the Vehicle Finance Market as detailed in note 25.e.ii.
Set forth below is the detail, by type of provision, of the balance at 31 December 2025, 2024 and 2023 of Provisions for taxes and other legal contingencies and Other provisions.
The types of provision were determined by grouping together items of a similar nature:

EUR million
	2025	2024	2023
Provisions for taxes	720	727	745
Provisions for employment-related proceedings (Brazil)	594	458	611
Provisions for other legal proceedings	1,675	1,532	1,359
Provision for customer remediation	826	1,001	454
Provision for restructuring	279	589	596
Other	899	744	869
	4,993	5,051	4,634
Relevant information is set forth below in relation to each type of provision shown in the preceding table.
The provisions for taxes include provisions for tax-related proceedings.
The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers.
The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Grupo Santander companies.
The provisions for customer remediation include mainly the estimated cost of payments to remedy errors relating to the sale of certain products in the UK, the CHF mortgage portfolio of Poland, as well as the estimated amount related to the floor clauses of Banco Popular Español, S.A.U in Spain. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.
The provisions for restructuring include only the costs arising from restructuring processes carried out by the various Group companies.
Lastly, the Other heading contains very atomized and individually insignificant provisions, such as the provisions to cover the operational risk of the different offices of the Group.
Qualitative information on the main litigation is provided in Note 25 e to the consolidated financial statements.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The Group's general policy is to record provisions for tax and legal proceedings in which the Group assesses the chances of loss to be probable and the Group does not record provisions when the chances of loss are possible or remote. Grupo Santander determines the amounts to be provided for as its best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.
Regarding their variations in fiscal year 2025, in provisions for labour processes and others of a legal nature, EUR 524 million and EUR 185 million were recorded in Brazil in 2025, making payments of EUR 384 million and EUR 159 million, respectively.
e) Litigation and other matters
i. Tax-related litigation
At 31 December 2025 the main tax-related proceedings concerning the Group were as follows:
•Legal actions filed by Banco Santander (Brasil) S.A. and other Group entities to avoid the application of Law 9.718/98, which modifies the basis to calculate Programa de Integraçao Social (PIS) and Contribuição para Financiamento da Seguridade Social (COFINS), extending it to all the entities income, and not only to the income from the provision of services. In relation of Banco Santander (Brasil) S.A. process, in 2015 the Federal Supreme Court (FSC) admitted the extraordinary appeal filed by the Federal Union regarding PIS, and dismissed the extraordinary appeal lodged by the Brazilian Public Prosecutor's Office regarding COFINS contribution, confirming the decision of Federal Regional Court favourable to Banco Santander (Brasil) S.A. of August 2007. The Federal Supreme Court also admitted the appeals related to the other Group entities both for PIS and COFINS. On June 13, 2023, the Federal Supreme Court ruled unfavorably 2 cases through General Repercussion (Theme 372), including Banco Santander (Brasil) S.A. case. The Bank has filed a new appeal, considering the possible loss as a contingent liability. The cases of the other Group entities are no longer susceptible of appeal and a provision has been recognized for the amount of the estimated loss.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (Imposto sobre a Renda das Pessoas Jurídicas - IRPJ - and Contribuçao Social sobre o Lucro Liquido -CSLL-) in relation to different administrative processes of various years on the ground that the requirements under the applicable legislation were not met. The appeals, which involves several cases, are pending decision in different administrative and judicial instances. No provision was recognised in connection with the amount considered to be a contingent liability.

•Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.
•In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios, Ltda. (DTVM, actually Santander Brasil Tecnología S.A.) and Banco Santander (Brasil) S.A. in relation to the Provisional Tax on Financial Movements (Contribuição Provisória sobre Movimentação Financeira) of the years 2000 to 2002. The administrative discussion ended unfavourably for both companies, and on July 3, 2015, filed a lawsuit requesting the cancellation of both tax assessments. The lawsuit was judged unfavourably in first instance. Therefore, both plaintiffs appealed to the court of second instance. In December 2020, the appeal was decided unfavourably and the judgement was appealed before the higher courts. This case fell within the scope of the Comprehensive Transaction Programme (Programa de Transaçao Integral) established by the Ministry of Finance, and in 2025 a final settlement was reached. The amounts paid under the terms of the Transaction were fully provisioned.
•In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brasil), (currently Zurich Santander Brasil Seguros e Previdência S.A.), as the successor by merger to ABN AMRO Brasil dois Participações S.A., in relation to income tax (IRPJ and CSLL) for 2005, questioning the tax treatment applied to a sale of shares of Real Seguros, S.A. The administrative discussion ended unfavourably, and the CARF decision has been appealed at the Federal Justice. As the former parent of Santander Seguros S.A. (Brasil) (currently Zurich Santander Brasil Seguros e Previdência S.A.), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it is considered to be a contingent liability.
•In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to corporate income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortisation of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortisation performed after the merger. The Bank appealed before the Higher Chamber of CARF, and a final favourable decision was obtained in April 2024. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
•Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortisation of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A from years 2007 to 2012. In May and October 2024, the appeal related to period 2009 to 2012 was finally rejected by the CARF and the resolution was appealed at the Federal Justice. No provision was recognised in connection with this matter as it was considered to be a contingent liability.
•Banco Santander (Brasil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for the amount considered to be a contingent liability.
•Banco Santander (Brasil) S.A. is involved in appeals in relation to infringement notices initiated by tax authorities regarding the offsetting of tax losses in the CSLL of year 2009 and 2019. The appeals are pending decision at the administrative level. No provision was recognised in connection with this matter as it is considered to be a contingent liability.
•Banco Santander (Brasil) S.A. filed a suspensive judicial measure aiming to avoid the withholding income tax (Imposto sobre a Renda Retido na Fonte - IRRF), on payments derived from technology services provided by Group foreign entities. A favorable decision was handed down and an appeal was filed by the tax authority at the Federal Regional Court, where it awaits judgment. No provision was recognized as it is considered to be a contingent liability.
•Brazilian tax authorities have issued infringement notices against Getnet Adquirência e Serviços para Meios de Pagamento S.A and Banco Santander (Brasil) S.A. as jointly liable in relation to corporate income tax (IRPJ and CSLL) for 2014 to 2018 questioning the tax-deductibility of the amortization of the goodwill from the acquisition of Getnet Tecnologia Proces S.A., considering that the company would not have complied with the legal requirements for such amortization. The tax assessment notices were appealed to the CARF. In 2024, the CARF issued a favourable partial decision on both infraction notices. In December 2024, the tax authorities issued a new infringement notice for 2019 and 2020. No provision was recognized as it is considered to be a contingent liability.
The total amount for the aforementioned Brazil lawsuits that are fully provisioned is EUR 553 million, and for lawsuits that qualify as contingent liabilities is EUR 5,040 million.
At the date of approval of these consolidated annual accounts, there are other less significant tax disputes.
ii. Non-tax-related proceedings
At 31 December 2025 the main non-tax-related proceedings concerning the Group were as follows:
•Payment Protection Insurance (PPI): AXA France IARD and AXA France Vie (former GE Capital Corporation Group entities, known as Financial Insurance Company Ltd (FICL) and Financial Assurance Company Ltd (FACL), acquired by AXA SA in 2015) (together, AXA France) brought a claim against (i) Santander Cards UK Limited (formerly known as GE Capital Bank Limited (GECB), which was acquired by Banco Santander, S.A. in 2008 and subsequently transferred to Santander UK plc); and (ii) Santander Insurance Services UK Limited (a Banco Santander, S.A. subsidiary) (SISUK and together with GECB the Santander Entities). The claim relates to the allocation of liability for compensation and associated costs in respect of a large number of PPI policies distributed by GECB pre-2005, which were underwritten by FICL and FACL.
On 25 July 2025, the Commercial Court of England and Wales handed down its judgment in relation to the claim brought by AXA France (the Judgment). It found against SISUK in relation to AXA France’s claim pursuant to an indemnity in an agency agreement entered into between GECB, FICL and FACL in 2000 and novated by GECB to SISUK in 2010. It also found GECB negligent in the sale of PPI policies, but this element of the claim was time barred to PPI policies sold in the period between 2002 and 2005 and overlaps with the indemnity claim. The Judgment required the Santander Entities to pay GBP 515 million plus interest of GBP 162 million.
In October 2025 the Santander Entities obtained permission to appeal the findings in the Judgment relating to the application of the indemnity arising from PPI sales occurring before the indemnity had been agreed in December 2000 (Santander Appeal).  In January 2026, AXA France obtained permission to cross-appeal the Commercial Court’s rejection of AXA France’s contribution claim made under the Civil Liability (Contribution) Act 1978 (the AXA France’s cross appeal). A decision on the Santander Appeal and AXA France’s cross appeal is expected in the second half of 2026.
With respect to the Santander Appeal and AXA France’s cross-appeal, there are points of legal interpretation to be resolved and, in the case of the cross-appeal, factual points to be determined. The significant uncertainties make it difficult to predict the timing or the final impact of the resolution of the appeals for the Group.
No customers have suffered loss as a consequence of the claim brought by AXA France or the Judgment, nor does it impact upon past redress paid to customers for PPI complaints.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
•Motor Finance Broker Commissions: following the Financial Conduct Authority’s (FCA) Motor Market review in 2019 which resulted in a change in rules in January 2021, Santander Consumer (UK) plc (SCUK) has received several of county court claims and complaints in respect of its historical use of discretionary commission arrangements (DCAs) prior to the 2021 rule changes. In January 2024, the FCA commenced a review of the use of DCAs between lenders and credit brokers (the FCA Review). Pending the conclusion of its review, the FCA paused the handling of motor finance commission related complaints. The pause is currently in place until 31 May 2026, reflecting the extended timeline of the FCA's Review and subsequent Consultation (see below).
After the Court of Appeal's decision rendered on 25 October 2024 within the judicial proceedings followed against DCAs of other financial entities, as of 31 December 2024, the Santander UK group Holdings recognised a provision of GBP 293.0 million (EUR 353.3 million). This provision was determined based upon the information then available. It included estimates for operational and legal costs and potential awards based on various scenarios and used a range of assumptions, including the possible outcome of the appeal to the Supreme Court in 2025 of the Court of Appeal's decision. On 1 August 2025, the Supreme Court handed down its judgment stating that motor dealers acting as credit brokers do not owe fiduciary or disinterested duties to their customers and, as a consequence, commission payments by lenders to motor dealers would not be unlawful on that basis. In addition, the Supreme Court held that an unfair relationship under s.140A of the Consumer Credit Act 1974 had arisen in one of the cases on its facts and awarded the amount of the commission paid by the lender plus interest at a commercial rate as the remedy. It also confirmed that the test for unfairness of the relationship with borrower was highly fact sensitive and it outlined a series of non-exhaustive factors to consider in assessing unfair relationships in this context (indicating that no or partial disclosure was not necessarily enough on its own to constitute an unfair relationship).
Following the Supreme Court’s judgment, on 3 August 2025, the FCA announced that it aimed to publish a consultation on an industry wide redress scheme in early October (the Consultation). Further to the publication of the FCA’s Consultation on 7 October 2025, the Santander UK group submitted its comments on 12 December 2025 and continues to engage constructively with the FCA. The FCA has stated that its intention is to publish the industry wide redress scheme no later than in March 2026.
In light of the proposed sectoral scheme and taking into account the objections raised and the uncertainty surrounding both the final decision to be adopted by the FCA and the outcome of any potential legal challenges, the Santander UK group has reviewed the potential impact on SCUK in relation to the vehicle finance market. The range of scenarios has been updated, which has resulted in an additional estimated charge of GBP 183 million (EUR 213.6 million). As of 31 December 2025, the total provision amounts to GBP 461 million (EUR 528.1 million). This continues to include estimates for operational and legal costs and potential awards reflecting an increased likelihood of a higher number of cases than had previously been predicted as eligible for redress as well as an increased possibility that a remedy is sought to be imposed which extends beyond reversing any damaging financial consequences caused by any unfair relationships. The provision is based on various scenarios using a range of assumptions, including potential changes to the proposed scheme following responses to the Consultation or publication of the FCA’s final scheme rules.
There continue to be significant uncertainties as to the nature, extent and timing of redress payments. Therefore, while the ultimate financial impact of this matter could materially differ from the amount of the provision as of this date, such impact is not expected to be material for the Group as of the date of these financial statements.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
•Delforca: dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A. (Delforca)) on shares of Inmobiliaria Colonial, S.A. Banco Santander, S.A. is claiming to Delforca before the Court of Barcelona in charge of the bankruptcy proceedings, a total of EUR 66 million from the liquidation resulting from the early termination of financial transactions due to Delforca's non-payment of the equity swaps. In the same bankruptcy proceedings, Delforca and Mobiliaria Monesa, S.A., parent of Delforca (Monesa) have in turn claimed the Bank to repay EUR 57 million, which the Bank received for the enforcement of the agreed guarantee, as a result of the aforementioned liquidation. On 16 September 2021 the Commercial Court Number 10 of Barcelona has ordered Delforca to pay the Bank EUR 66 million plus EUR 11 million in interest and has dismissed the claims filed by Delforca. This decision was appealed by Delforca, Monesa and the bankruptcy administrator. On 15 November 2023 the Provincial Court of Barcelona rendered a judgment dismissing the appeals filed by Delforca, Monesa and the bankruptcy administrator. Delforca and Monesa (not the bankruptcy administrator) filed an appeal in cassation, that was rejected in November 2025 by the First Chamber of Supreme Court and, as a result, the appeal and first instance judgments in favor of the Bank have been confirmed.
Separately, Monesa, filed in 2009 a civil procedure with the Courts of Santander against the Bank claiming damages that have not been specified to date. The procedure is suspended.
•'Planos Económicos': like the rest of the banking system in Brazil, Santander Brazil has been the target of customer complaints and collective civil suits stemming mainly from legislative changes and its application to the retribution of bank deposits (economic plans). At the end of 2017, an agreement was reached between regulatory entities and the Brazilian Federation of Banks (Febraban) with the purpose of closing the lawsuits and was approved by the Supremo Tribunal Federal (the STF and the Collective Agreement). Discussions focused on specifying the amount to be paid to each affected client according to the balance in their notebook at the time of the application of the plan. Finally, the total value of the payments will depend on the number of adhesions there may be and the number of savers who have proved the existence of the account and its balance on the date the indexes were changed. In November 2018, the STF ordered the suspension of all economic plan proceedings for two years from May 2018. On 29 May 2020, STF approved the extension of the Collective Agreement for 5 additional years starting from 3 June 2020. Condition for this extension was to include in the Collective Agreement actions related to the 'Collor I Plan'. On May 2025, the STF issued the judgment recognizing the constitutionality of the Bresser, Verão, Collor I and II plans, guaranteeing savers the receipt of the amounts established in the Collective Agreement and setting a deadline of 24 months for new adhesions. As of 31 December 2025, the provision recorded for the economic plan proceedings amounts to EUR 155.3 million.
•Banco Popular´s acquisition: after the declaration of the resolution of Banco Popular, some investors filed claims against the EU’s Single Resolution Board decision, and the FROB's resolution executed in accordance with the aforementioned decision. Likewise, numerous civil lawsuits were filed against Banco Santander, S.A. alleging that the information provided by Banco Popular was erroneous and requesting from Banco Santander, S.A. the restitution of the price paid for the acquisition of the investment instruments or, where appropriate, the corresponding compensation.
In relation to the direct appeals filed before the General Court of the European Union (EGC) and the Court of Justice of the European Union (CJEU), all appeals were either dismissed or discontinued. Currently there are no ongoing appeals. On 4 February 2026, the National Court issued its first rulings dismissing the actions brought against the FROB’s decision, in application of the judgments of the EGC and the CJEU.
In the civil proceedings, several Spanish judges referred to the CJEU a number of preliminary questions that have already been resolved. In particular, in the judgments of 5 May 2022 (C-410/20) and 5 September 2024 (C-775/22, C-779/22, C-794/22), the CJEU stated that Directive 2014/59/EU on bank resolution prevents shareholders, subordinated debt holders, and holders of equity instruments converted into shares bringing actions against a financial institution subject to a resolution proceeding or against its successor after the resolution, claiming liability for the information contained in the prospectus, under Directive 2003/71/EC, or actions seeking the nullity of the contract of subscription of capital instruments, which, given its retroactive effects, would result in the refund of the value of such securities, plus the interest accrued as of the date of execution of the contract. In its 11 September 2025 resolution (C-687/23), the CJEU declared that the above referred TJUE resolutions do not apply to actions pursued prior to the entity’s resolution. There are currently no other preliminary questions under consideration.
On 4 March 2024, in the context of preliminary proceedings 42/2017, the Central Court of Instruction No. 4 issued a ruling transforming the proceedings into Summary Proceedings and terminating the investigation phase. This ruling considers that the circumstantial evidence resulting from the investigation which could constitute a crime is basically the following: (i) an alleged misrepresentation in the prospectus of the 2016 capital increase of Banco Popular; (ii) an alleged misrepresentation in the annual accounts of Banco Popular for 2015, the interim financial statements for 2016 and the annual accounts for 2016; and (iii) the offer to the market of a distorted amount of regulatory capital, after the capital increase of 2016 (for allegedly having been granted by Banco Popular financing to clients for the subscription of shares in the aforementioned capital increase, without discounting it from the regulatory capital). According to the aforementioned ruling, these facts could constitute the crimes of fraud of investors (art. 282 of the Criminal Code) and accounting falsehood (art. 290 of the Criminal Code). All appeals filed against the ruling have been dismissed.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The accusing parties, including the Public Prosecutor's Office, filed their indictment briefs on 28 October 2024, which included requests for compensation for civil liability and the request that not only the defendants but also several entities are held liable for such compensation, including Banco Santander, S.A., the auditing firm and several insurance companies. Following the filing of the indictment briefs, on 22 November 2024, the Court (Investigating Judge) issued an order for the opening of the oral trial against the defendants and civil liability parties, including Banco Santander, S.A. as a possible civil liable party. However, in line with what was determined by the Spanish National Court and confirmed by the Supreme Court concerning the hypothetical succession of Banco Popular by Banco Santander, S.A., the oral trial has not been opened against the Bank as possible direct civil liable party.
The order to open the oral trial states that the plaintiffs have requested compensation for civil liability for a total amount of EUR 2,277.65. Additionally, the order rejects the imposition of the guarantee requested by several of the accusing parties, considering that it is unnecessary to secure the outcome of the trial. The defendants and potential civil liable parties submitted their defense writs on 4 February 2025. After that, the proceedings will be forwarded to the Criminal Chamber of the National Court for the oral trial.
Regarding civil liability, the Bank considers that it has no subsidiary civil liability in light of the CJEU’s judgments of 5 May 2022 (C-410/20), 5 September 2024 (C-775/22, C-779/22, C-794/22) and 11 September 2025 (C-687/23 and C-447/23). Notwithstanding the foregoing, the Spanish National Court has stated that this issue shall be resolved within the ongoing proceedings.
The estimated cost of any compensation to shareholders and bondholders of Banco Popular recognized in the 2017 accounts amounted to EUR 680 million, of which EUR 535 million were applied to the commercial loyalty program. On 15 December 2024, Banco Santander, S.A., proceeded to redeem in advance voluntarily all bonds in circulation regarding such commercial action. The CJEU judgements of 5 May 2022 (C-410/20), 5 September 2024 (C-775/22, C-779/22, C-794/22) and 11 September 2025 (C-687/23 and C-447/23) referred above, represented a very significant reduction in the risk associated with these claims.
•German shares investigation: the Cologne Public Prosecution Office is conducting an investigation against the Bank and other group entities based in the UK - Santander UK plc, Santander Financial Services Plc and Cater Allen International Limited -, in relation to a particular type of tax dividend linked transactions known as cum-ex transactions.
The Group is cooperating with the German authorities. According to the state of the investigations, the result, and the effects for the Group, which may potentially include the imposition of material financial consequences (penalties, and/or disgorgement of proceeds) cannot be anticipated. For this reason, the Bank has not recognized any provisions in relation to the potential imposition of financial liabilities.
•Banco Santander, S.A. was sued in a legal proceeding in which the plaintiff alleges that the Bank breached his contract as CEO of the institution: in the lawsuit, the claimant mainly requested a declaratory ruling upholding the existence, validity and effectiveness of such contract and its enforcement together with the payment of certain amounts. For the case that the main request is not granted, the claimant sought a compensation for a total amount of approximately EUR 112 million or, an alternative relief for other minor amounts. Banco Santander, S.A. answered to the legal action stating that the conditions to which the appointment of that position was subject to were not met; that the executive services contract required by law was not concluded; and that in any case, the parties could terminate the contract without any justified cause. On 17 May 2021, the plaintiff reduced his claims for compensation to EUR 61.9 million.
On 9 December 2021, the Court upheld the claim and ordered the Bank to compensate the claimant in the amount of EUR 67.8 million. By court order of 13 January 2022, the Court corrected and supplemented its judgment, reducing the total amount to be paid by the Bank to EUR 51.4 million and clarifying that part of this amount (buy out) was to be paid under the terms of the offer letter, i.e., entirely in Banco Santander shares, within the deferral period for this type of remuneration at the plaintiff's former employer and subject to the performance metrics or parameters of the plan in force at the Bank, which was that of 2018. As explained in note 5 of the report of the consolidated annual accounts of the year 2022, the degree of performance of these objectives was 33.3%.
The Bank filed an appeal against the judgment before the Madrid Court of Appeal, which was opposed by the plaintiff. At the same time, the plaintiff filed an application for provisional enforcement of the judgment in the First Instance Court. A court order was issued ordering enforcement of the judgment, and the Bank deposited in the court bank account the full amount provisionally awarded to the claimant, including interest, for an approximate sum of EUR 35.5 million, within the voluntary compliance period.
On 6 February 2023, Banco Santander was notified with the judgment of 20 January 2023 by which the Madrid Court of Appeal partially upheld the appeal filed by the Bank. The judgment has reduced the amount to be paid by EUR 8 million, which, to the extent that this amount was already paid in the provisional partial enforcement of the judgement of First Instance Court, must be returned to the Bank together with other amounts for interest, which the appeal judgement also rejects. The plaintiff deposited circa EUR 9.6 million. This amount was received by the Bank on 11 July 2023.
On 11 April 2023, the Bank filed an extraordinary appeal for procedural infringement and an appeal in cassation against the Madrid Court of Appeal’s judgment before Spanish Supreme Court. The extraordinary and cassation appeals submitted by the Bank were accepted on 26 March 2025 and are pending to be resolved. Existing provisions cover the estimated risk of loss.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
•CHF Polish Mortgage Loans: In October 2019, the CJEU rendered its decision in relation to the effects of the potential unfairness of certain contractual clauses in CHF-Indexed loan agreements. The CJEU established that it for the national courts to determine the invalidity of a contract where it cannot be maintained without the clause declared unfair and where no supplementary provisions exist that would allow the contract to be maintained. Subsequently, in June 2023, the CJEU confirmed that the effects of such invalidity must be determined in accordance with national law, interpreted in the light of Directive 93/13/EEC, and that claims by financial institutions exceeding the reimbursement of the loan principal and, where applicable, default interest, are contrary to the objectives of that Directive.
In April 2024, the Civil Chamber of the Polish Supreme Court issued a judgment confirming that clauses relating to the mechanism for determining the exchange rate declared abusive cannot be replaced by alternative provisions and that, in the absence of a binding exchange rate, the contract is not enforceable for the parties. With regard to the effects of invalidity, the Supreme Court confirmed the existence of independent restitution claims for each party and ruled out the possibility of claiming interest or other amounts for the use of the funds. Nevertheless, certain aspects of this judgment have been subject to internal debate within the Supreme Court itself, reflecting the complexity and evolving nature of the jurisprudential framework
In this context, Santander Bank Polska S.A. and Santander Consumer Bank S.A. estimate legal risk using a model that considers different possible outcomes and regularly review court rulings on this matter in order to assess changes in case law, including the impact of the aforementioned Supreme Court judgment. Settlements are being reached both with customers who have already initiated legal proceedings and with customers who have not yet filed a claim. The model used to calculate provisions for legal risks considers the evolution and expected development of such settlements.
As of 31 December 2025, the total amount adjusted against the gross carrying amount of loans in accordance with IFRS 9, together with the provisions recognised under IAS 37, amounts to PLN 5,874.3 million (EUR 1,391.9 million), of which PLN3,191.7 million (EUR 756.3 million) corresponds to adjustments to the gross carrying amount under IFRS 9 and PLN 2,682.6 million (EUR 635.6 million) to provisions recognised under IAS 37. The adjustment to gross carrying amount in accordance with IFRS9 during 2025 amounted to PLN 99.7 million (EUR 23.6 million), and the additional provisions recognised under IAS 37 amounted to PLN 1245.3 million (EUR 293.8 million). Other costs related to the dispute amounted to PLN 730.5 million (EUR 172.4 million). IAS 37.

As of the same date, Santander Bank Polska S.A. held a portfolio of mortgages denominated in or indexed to CHF amounting to approximately PLN 2,642.0 million (EUR 626.0 million) and recognised provisions of PLN 4,766.4 million (EUR 1,129.4 million) to cover the CHF mortgage portfolio. Santander Consumer Bank S.A. (Poland), in turn, held a portfolio of mortgages denominated in or indexed to CHF amounting to approximately PLN 735.9 million (EUR 174.4 million) and recognised provisions of PLN 1,107.9 million (EUR 262.5 million) to cover this portfolio.
Notwithstanding the above, as detailed in Note 3 b), in January 2026 the Group sold a 49% stake in Santander Bank Polska S.A., which ceased to be consolidated within the Group’s perimeter as of that date.
The Group continues to monitor the evolution of legal proceedings and to periodically review the adequacy of the provisions recognised, which represent the best estimate of the risk existing as of the reporting date.
•Banco Santander Mexico: dispute regarding a testamentary trust constituted in 1994 by Mr. Roberto Garza Sada in Banca Serfin (currently Santander Mexico) in favor of his four sons in which he affected shares of Alfa, S.A.B. de C.V. (respectively, Alfa and the Trust). During 1999, Mr. Roberto Garza Sada instructed Santander México in its capacity as trustee to transfer 36,700,000 shares from the Trust's assets to his sons and daughters and himself. These instructions were ratified in 2004 by Mr. Roberto Garza Sada before a Notary Public.
Mr. Roberto Garza Sada passed away on 14 August 2010 and subsequently, in 2012, his daughters filed a complaint against Santander Mexico alleging it had been negligent in its trustee role. The lawsuit was dismissed at first instance in April 2017 and on appeal in 2018. In May 2018, the plaintiffs filed an appeal (recurso de amparo) before the First Collegiate Court of the Fourth Circuit based in Nuevo León, which ruled in favor of the plaintiffs on 7 May 2021, annulling the 2018 appeal judgment and condemning Santander Mexico to the petitions claimed, consisting of the recovery of the amount of 36,700,000 Alfa shares, together with dividends, interest and damages.
Since 2021, Santander Mexico has filed before the Supreme Court of Justice of the Nation a constitutional review challenge (recurso de revisión constitucional) against the referred decision which was initially rejected by the Supreme Court; and several appeals (recursos de reclamación) against such rejection. On 25 June 2025, one of the appeals filed by the Bank was accepted, and this decision was extended to a remaining one, which will now be resolved. In case that these appeals are resolved favorably to the Bank, the Supreme Court will decide on the merits of the constitutional review against the judgment which condemned the Bank.
In parallel to the foregoing, the Bank also filed an amparo against the judgment favorable to the plaintiffs rendered by the First District Court in the State of Nuevo León before the Collegiate Courts if such State, and in 2024, the Bank requested the Supreme Court of Justice of the Nation to take up and resolve the matter through the faculty of attraction, what is pending.

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The challenges and appeals filed by the Bank imply that the judgment rendered in favour of the plaintiffs is not final, and Santander México believes that the actions taken should prevail and reverse the decision against it. The impact of a potential unfavorable resolution for Santander México will be determined in a subsequent proceeding and will also depend on the additional actions that Santander México may take in its defense, so it is not possible to determine it at this time. At the current stage of the proceedings, the provisions recorded are considered sufficient to cover the risks deriving from this claim.
•Mortgage Expenses: in December 2015 the Spanish Supreme Court ruled that mortgage clauses relating to the payment of fees associated to formalizing the mortgage were abusive. On 27 November 2018, the Supreme Court agreed that the taxpayer of the documented legal acts stamp duty tax (IAJD) on the mortgage loans should be the borrower. On 9 November 2018, RDL 17/2018 came into force and modified the Law of the IAJD, establishing that the taxpayer is the Bank. On 23 January 2019, the Supreme Court ruled the distribution of the same must be 50% between the Bank and the borrower in public notary expenses and agency expenses. The Supreme Court also ruled that the Bank must pay 100% of the Registry. On 26 October 2020, the Supreme Court ruled that the Bank is fully responsible for the management expenses; and on 27 January 2021, the Supreme Court ruled that the Bank is also responsible for the valuation expenses.
In relation to the statute of limitations, on 25 April 2024, two judgments were rendered (cases C-561/21 and C-484/21) in which the Court of Justice of the European Union (CJEU) stated that the commencement of the statute of limitations for the reimbursement action of the mortgage expenses derived from the annulment of the clause, shall be fixed on the moment when the consumer has an effective knowledge of the abusive nature of the clause and its effects and that this date must not be fixed (a) on the date of payment of such expense nor of the execution of the agreement; (b) when the Supreme Court has handed down judgments stating the abusive nature of a clause similar to the one included in the consumer contract; nor (c) when the CJEU has handed down judgments confirming that the statute of limitations for the reimbursement action of the amounts derived from the annulment of contractual provisions is valid subject to its compliance with the principles of equivalence and effectiveness.
The Supreme Court has confirmed this criterion in its 14 June 2024 judgment, establishing that the public dissemination of case-law declaring the abusive nature of a clause does not necessarily give rise to the limitation period of the reimbursement action derived from similar clauses. However, the 4 July 2024 judgment, rendered in the case C-450/22, the CJEU has established that it cannot be excluded a priori that, as a consequence of the occurrence of an objective event or of a notorious event, such as the amendment of the applicable legislation or a widely disseminated and debated development of jurisprudence, the court considers that the average consumer's overall perception of the floor clause has changed during the reference period and has enabled him to become aware of the potentially significant economic consequences arising from such clause. A further preliminary question concerning the statute of limitations of the reimbursement action derived from the annulment of mortgage expenses has been raised before the CJEU by the First Instance Court No 8 of La Coruña.
In December in 2024, the Supreme Court handed down two additional judgments regarding statute of limitations, in which it determines that the date to be considered for the purposes of the application of Directive 93/1994 and, consequently, the statute of limitations detailed in its previous judgments, is 31 December 1994 (i.e. the date when the deadline for its transposition ended). This is based on the principle of interpretation in accordance with directives not transposed (applicable once their transposition period has expired). The recorded provision includes the best estimate of Group’s liability for this matter.
Banco Santander and the other Group companies are subject to claims and, therefore, are party to certain judicial and administrative proceedings incidental to the normal course of their business including those in connection with lending activities, relationships with employees and other commercial or tax matters additional to those referred to here.
With the information available to it, the Group considers that, at 31 December 2025, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal risks. Disputes in which risk and/or provisions have been registered but are not disclosed is justified on the basis that it would be prejudicial to the proper defense of the Group. Subject to the qualifications made, it also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position, or results of operations.
26. Other liabilities
The detail of Other liabilities in the consolidated balance sheets is as follows:

EUR million
	2025	2024	2023
Transactions in transit	707	910	767
Accrued expenses and deferred income	9,018	9,003	9,136
Other	6,212	6,431	7,695
	15,937	16,344	17,598

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27. Tax matters
a) Consolidated Tax Group
According to current Spanish regulation, the Tax Consolidated Group includes Banco Santander, S.A. as the parent company and, as subsidiaries, those Spanish subsidiaries that meet the requirements established by the regulations on the taxation of consolidated groups.
The other Group companies file income tax returns in accordance with the tax regulations applicable to them.
b) Years open for review by the tax authorities
In relation to the partial scope tax audit of Corporate Income Tax for fiscal year 2020 and Value Added Tax for fiscal years 2020 to 2022, initiated in April 2024, in December 2025 the Spanish tax authorities issued a Corporate Income Tax assessment, which has been appealed before the Central Economic-Administrative Court, and the VAT assessments were still pending at the close of the financial year.
The main appeals filed against assessments issued in prior audits remain pending before the Central Economic-Administrative Court (Corporate Income Tax and Value Added Tax for fiscal years 2017 to 2019) and before the National Appellate Court (Corporate Income Tax for fiscal years 2003 to 2015). Banco Santander, S.A., as the parent company of the Tax Consolidated Group, considers, based on the advice of its external legal counsel, that the adjustments made should not have a significant impact on the consolidated annual accounts, as there are strong arguments for defense in the appeals filed against these assessments. Consequently, no provision has been recognized in this respect. Furthermore, it should be noted that, in those cases where it was considered appropriate, the available mechanisms have been used to avoid international double taxation.
At the date of approval of these consolidated annual accounts, subsequent years up to and including 2025, are subject to review.
The other entities have the corresponding years open for review, pursuant to their respective tax regulations.

Due to possible different interpretations which can be made of the tax regulations, the outcome of the tax audits of the rest of years subject to review might give rise to contingent tax liabilities which cannot be objectively quantified. However, the Group’s tax advisers consider that it is unlikely that such tax liabilities will materialize, and that in any event the tax charge arising therefrom would not materially affect the Group’s consolidated financial statements.
c) Reconciliation
The reconciliation of the income tax expense calculated at the tax rate applicable in Spain (30%) to the income tax expense recognised and the detail of the effective tax rate are as follows:

EUR million
	2025	2024	2023
Consolidated profit (loss) before tax:
From continuing operations	18,681	17,347	15,005
From discontinued operations	1,950	1,680	1,454
	20,631	19,027	16,459
Income tax at tax rate applicable in Spain (30%)	6,189	5,708	4,938
By the effect of application of the various tax rates applicable in each countryA	(103)	115	(100)
Of which:
Brazil	264	413	198
United Kingdom	(42)	(53)	(51)
United States	(60)	(25)	(28)
Chile	(36)	(33)	(28)
Poland	(224)	(183)	(164)
Effect of profit or loss of associates and joint ventures	(207)	(213)	(184)
USA electric vehicle leasing incentives	(203)	(258)	(259)
Global minimum tax Pillar Two	6	14	—
Effect of reassessment of deferred taxes	(101)	68	—
Permanent differences and other	(450)	(151)	(119)
Income tax	5,131	5,283	4,276
Effective tax rate	24.87%	27.77%	25.98%
Of which:
Continuing operations	4,723	4,844	3,880
Discontinued operations (Note 37)	408	439	396
Of which:
Current taxes	5,666	4,855	5,568
Deferred taxes	(535)	428	(1,292)
Income tax (receipts)/payments	4,954	5,880	5,214
A.Calculated by applying the difference between the tax rate applicable in Spain and the tax rate applicable in each jurisdiction to the profit or loss contributed to the Group by the entities which operate in each jurisdiction.

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d) Tax recognised in equity
In addition to the income tax recognised in the consolidated income statement, the Group recognised the following amounts in consolidated equity in 2025, 2024 and 2023:

EUR million
	2025	2024	2023
Other comprehensive income
Items not reclassified to profit or loss	115	85	358
Actuarial gains or (-) losses on defined benefit pension plans	63	172	302
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	4	(4)	20
Financial liabilities at fair value with changes in results attributable to changes in credit risk	48	(83)	36
Items that may be reclassified to profit or loss	(440)	54	(919)
Cash flow hedges	(207)	(205)	(732)
Changes in the fair value of debt instruments through other comprehensive income	(204)	261	(214)
Hedging instruments (items not designated)	3	—	—
Non-current assets held for sale	(32)	—	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates	—	(2)	27
Total	(325)	139	(561)
e) Deferred taxes
'Tax assets' in the consolidated balance sheets includes debit balances with the Public Treasury relating to deferred tax assets. 'Tax liabilities' includes the liability for the Group’s various deferred tax liabilities.
In accordance with EU Regulation 575/2013 on prudential requirements for credit institutions and investment firms (CRR), and subsequently amended by EU Regulation 2019/876 of the European Parliament and of the Council, those deferred tax assets that do not rely on future profitability arising from temporary differences (referred to hereinafter as 'monetizable deferred tax assets’), meeting certain conditions, should not be deducted from regulatory capital and should not be risk-weighted at 250% according to the thresholds set out in Article 48 of the said Regulation, but shall apply a risk weight of 100% under Article 39.

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The detail of deferred tax assets, by classification as monetizable or non-monetizable assets, and of deferred tax liabilities at 31 December 2025, 2024 and 2023 is as follows:

EUR million
	2025		2024		2023
	MonetizableA	Other	MonetizableA	Other	MonetizableA	Other
Tax assets	10,725	8,219	10,309	8,861	11,099	9,668
Tax losses and tax credits	—	2,354	—	2,367	—	2,393
Temporary differences	10,725	5,865	10,309	6,494	11,099	7,275
Of which:
Non-deductible provisions	—	1,970	—	1,784	—	1,965
Valuation of financial instruments	—	810	—	1,486	—	1,543
Loan losses	8,471	1,341	7,880	1,103	8,248	1,577
Pensions	2,254	426	2,429	423	2,851	665
Valuation of tangible and intangible assets	—	832	—	885	—	1,060

Tax liabilities	—	5,904	—	6,276	—	6,086
Temporary differences	—	5,904	—	6,276	—	6,086
Of which:
Valuation of financial instruments	—	1,980	—	2,412	—	2,059
Valuation of tangible and intangible assets	—	2,714	—	2,797	—	2,594
Investments in Group companies	—	427	—	403	—	378
A.In 2023, the Spanish Economic Administrative Court ruled that in 2017 the requirements for the conversion of part of the monetizable assets of Popular Group into a credit against the Tax Administration were met, allowing the conversion to EUR 995 million. Banco Santander was refunded without impact on results. The favourable Economic Administrative Court decision was declared harmful to the public interests and challenged at the National Appellate Court by the Tax Administration. The estimation of this appeal, which is pending at the National Appellate Court, would imply that Grupo Santander should repay the amount refunded and would, once again, credit these monetizable assets with no impact on results except for late payment interests. However, it is considered that there are strong defense arguments in relation to this appeal.

Grupo Santander only recognises deferred tax assets for temporary differences or tax loss and tax credit carryforwards where it is considered probable that consolidated entities that generated them will have sufficient future taxable profits against which they can be utilised.
The deferred tax assets and liabilities are reassessed at the reporting date in order to ascertain whether any adjustments need to be made on the basis of the findings of the analyses performed.
These analyses take into consideration all evidence, both positive and negative, of the recoverability of such deferred tax assets, among which we can find, (i) the results generated by the different entities in previous years, (ii) the projections of results of each entity or fiscal group, (iii) the estimation of the reversal of the different temporary differences according to their nature and (iv) the period and limits established under the applicable legislation of each country for the recovery of the different deferred tax assets, thus concluding on the ability of each entity or fiscal group to recover the deferred tax assets registered.

The projections of results used in this analysis are based on the financial planning approved by both the local directions of the corresponding units and by the Group's directors. The Group's budget estimation process is common for all units. The Group's management prepares its financial planning based on the following key assumptions:
a)Microeconomic variables of the entities that make up the fiscal group in each location: the existing balance structure, the mix of products offered and the commercial strategy at each moment defined by local directions are taken into account, based on the competition, regulatory and market environment.
b)Macroeconomic variables: estimated growths are based on the evolution of the economic environment considering the expected evolution in the gross domestic product of each location, and the forecasts of interest rates, inflation and exchange rates fluctuations. These data are provided by the Group’s Studies Service.

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Additionally, the Group performs retrospective contrasts (backtesting) on the variables projected in the past. The differential behaviour of these variables with respect to the real market data is considered in the projections estimated in each fiscal year. Thus, and in relation to Spain, the deviations identified by the Directors in recent past years are due to a combination of exogenous factors, mainly the changing impact of the macroeconomic environment and competition, and management actions, such as the acceleration of restructuring plans, investment in digitalisation, and the optimisation of capital and shareholder returns.

Finally, and given the degree of uncertainty of these assumptions on the referred variables, the Group conducts a sensitivity analysis of the most significant assumptions considered in the deferred tax assets’ recoverability analysis, considering any reasonable change in the key assumptions on which the projections of results of each entity or fiscal group and the estimation of the reversal of the different temporary differences are based.
In relation to Spain, the sensitivity analysis has consisted of making reasonable changes to the key assumptions, including adjusting 50 basis points for growth (gross domestic product) and adjusting 50 basis points for inflation.
Relevant information is set forth below for the main countries which have recognised deferred tax assets:
Spain
The deferred tax assets recognised at the Consolidated Tax Group total EUR 7,183 million, of which EUR 5,069 million were for monetizable temporary differences with the right to conversion into a credit against the tax administration as explained before, EUR 1,433 million for other temporary differences and EUR 681 million for tax losses and credits.
Brazil
The deferred tax assets recognised in Brazil total EUR 7,465, of which EUR 5,606 million were for monetizable temporary differences, EUR 1,150 for other temporary differences and EUR 709 for tax losses and credits.
Mexico
The deferred tax assets recognized in Mexico total EUR 1,542, of which EUR 1,511 were for temporary differences and EUR 31 for tax losses and credits.
United States
The deferred tax assets recognised in the United States total EUR 1,026, of which EUR 253 were for temporary differences and EUR 773 for tax losses and credits.
The Group estimates that the recognised deferred tax assets for temporary differences, tax losses and credits in the different jurisdictions could be recovered in a maximum period of 15 years.

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The changes in Tax assets - Deferred and Tax liabilities - Deferred in the last three years were as follows:

EUR million
	Balance at 1 January 2025	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability valuation adjustments	Reclassification no-current asset held for sale	Acquisition for the year (net)	Balance at 31 December 2025
Deferred tax assets	19,170	1,107	(102)	(132)	(1,130)	31	18,944
Tax losses and tax credits	2,367	82	(107)	—	—	12	2,354
Temporary differences	16,803	1,025	5	(132)	(1,130)	19	16,590
Of which monetizable	10,309	455	(39)	—		—	10,725
Deferred tax liabilities	(6,276)	(572)	108	(232)	1,064	—	(5,904)
Temporary differences	(6,276)	(572)	108	(232)	1,064	4	(5,904)
	12,894	535	6	(364)	(66)	31	13,040

EUR million
	Balance at 1 January 2024	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability valuation adjustments	Acquisition for the year (net)	Balance at 31 December 2024
Deferred tax assets	20,767	119	(1,670)	(41)	(5)	19,170
Tax losses and tax credits	2,393	114	(139)	—	(1)	2,367
Temporary differences	18,374	5	(1,531)	(41)	(4)	16,803
Of which monetizable	11,099	147	(937)	—	—	10,309
Deferred tax liabilities	(6,086)	(547)	142	215	—	(6,276)
Temporary differences	(6,086)	(547)	142	215	—	(6,276)
	14,681	(428)	(1,528)	174	(5)	12,894

EUR million
	Balance at 1 January 2023	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability valuation adjustments	Acquisition for the year (net)	Balance at 31 December 2023
Deferred tax assets	20,787	629	(130)	(422)	(97)	20,767
Tax losses and tax credits	1,778	392	224	—	(1)	2,393
Temporary differences	19,009	237	(354)	(422)	(96)	18,374
Of which monetizable	10,660	1,232	(787)	—	(6)	11,099
Deferred tax liabilities	(6,428)	663	3	(338)	14	(6,086)
Temporary differences	(6,428)	663	3	(338)	14	(6,086)
	14,359	1,292	(127)	(760)	(83)	14,681
Also, the Group did not recognise deferred tax assets amounting to approximately EUR 11,240 million of which EUR 6,420 million relate to tax losses, EUR 3,430 million to tax credits, and EUR 1,390 million to other concepts.

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f) Global Minimum Tax Pillar Two
The Global Minimum Tax Model Rules, known as Pillar Two and approved in 2021 by the OECD Inclusive Framework, require multinational groups with revenues exceeding EUR 750 million to be subject to a minimum tax rate of 15% on adjusted accounting profit, calculated on a jurisdiction-by-jurisdiction basis. The OECD has complemented these rules through the approval of administrative guidance and a document on transitional safe harbours applicable to fiscal years 2024 to 2026. In January 2026, the application of the transitional safe harbours was extended for an additional year, and new permanent safe harbours were approved with the aim of simplifying the application of the Model Rules and implementing the 'side-by-side agreement' reached in June 2025 within the G7, which will apply from 2026 to multinational groups with a U.S. parent company.
In the European Union, in December 2022, the Council approved Directive (EU) 2022/2523 on ensuring a global minimum level of taxation for multinational enterprise groups and large scale domestic groups in the Union, setting 1 January 2024 as the entry-into-force date of the new minimum taxation. The Directive implements the OECD Inclusive Framework Pillar Two rules within the European Union, while also extending their application to large domestic groups.
In Spain, on 20 December 2024, Law 7/2024 was approved, establishing a Supplementary Tax to ensure a global minimum level of taxation for multinational groups and large domestic groups, effective as from 1 January 2024. This Law transposes Directive (EU) 2022/2523 and also establishes a domestic supplementary tax aligned with the Pillar Two rules. In April 2025, Royal Decree 252/2025 was published, approving the implementing regulations of the Law.
With regard to other jurisdictions, the rules on the new global minimum tax are already in force in most of the main geographies in which the Group operates, with the exception of Mexico, Chile, and Argentina.
The Pillar Two rules require calculating, in each jurisdiction in which the Group operates, the effective tax rate resulting from comparing income tax expense with accounting profit, both subject to certain adjustments. If, in a given jurisdiction, this rate is below 15%, Banco Santander, as the ultimate parent entity, must pay the difference to the Spanish tax authorities as a supplementary tax, unless a domestic supplementary tax aligned with the Pillar Two rules (a qualified domestic tax) has been approved in that jurisdiction, in which case the amount will be paid to the local tax authorities.
Both Banco Santander, S.A., as the ultimate parent entity, and the subsidiaries resident in jurisdictions where a qualified domestic tax has been approved, have estimated the supplementary taxes accrued, taking into account the application of the transitional safe harbours in fiscal years 2024 and 2025.

These safe harbours mean that the supplementary tax, whether at the level of the parent entity or in jurisdictions that have adopted a qualified domestic tax, is not payable provided that any of the following conditions are met: (i) the effective tax rate calculated based on country-by-country reporting data exceeds 15% in 2024 and 16% in 2025; (ii) the Group’s presence in a jurisdiction is not significant if below EUR 10 million and profit before tax is below EUR 1 million; or (iii) profit before tax is lower than the amount resulting from the sum of tangible fixed assets and employee expenses adjusted by a certain percentage that varies annually.
This supplementary tax expense recognized by the Group has not been significant, as the effective tax rates calculated in accordance with the Pillar Two rules in most of the jurisdictions in which the Group operates are above 15%. Nevertheless, the new regulations require the provision of a large amount of information to the tax authorities in the jurisdictions where the Group is present, broken down on an entity-by-entity basis, which involves a significant administrative burden.
g) Tax reforms
In 2025 and prior years, the following significant tax reforms were approved:
In Spain, in 2022, Law 38/2022 was approved, establishing a temporary levy payable by credit institutions and financial credit institutions in fiscal years 2023 and 2024. The levy amounted to 4.8% of the sum of net interest income and net fees and commissions from the activity carried out in Spain in the previous year. The payment obligation arose on the first day of each fiscal year. The expense recognized for this temporary levy amounted to EUR 224 million in 2023 and EUR 334 million in 2024. However, the tax authorities have audited both years and consider that an additional amount is payable due to differences in the criteria applied in determining the taxable base, which are currently being discussed by the Bank. Furthermore, the Law established, for 2023, a 50% limitation on the inclusion of individual tax losses in the taxable base of the Tax Consolidated Group, setting a 10-year period for the reversal of this positive adjustment.
On 20 December 2024, Law 7/2024 was approved, which, among other tax measures, introduced a tax on the net interest margin and commissions earned in Spanish territory by certain financial institutions, with accrual on 1 January of fiscal years 2025, 2026 and 2027. The taxable base, with certain changes compared to that of the temporary levy, is now calculated on an individual basis for each financial institution, and the tax liability is determined in accordance with a progressive rate scale ranging from 1% to 7%, after applying certain deductions. On 24 December 2024, Royal Decree-Law 9/2024 was published in the Official State Gazette, amending certain technical aspects of the tax and postponing its accrual to 31 January of those fiscal years. This Royal Decree-Law was abolished on 22 January 2025 and, therefore, no expense was recognized for the new tax in respect of 2024 income in accordance with the legislation in force at that time (EUR 392 million were paid during the year). In 2025, the expense corresponding to income accrued during the financial year, recognised as income tax, amounts to €353 million and will be paid in 2026. The Group considers that both the temporary levy and the tax on net interest margin and fees and commissions are contrary to the Spanish and European Union constitutional and legal principles and has therefore disputed the corresponding self-assessments, requesting a refund of the amounts paid.

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Additionally, the aforementioned Law 7/2024 once again establishes, for fiscal years 2024 and 2025, a 50% limitation on the inclusion of individual tax losses in the taxable base of the Tax Consolidated Group, setting a 10-year period for the reversal of this positive adjustment. Likewise, this Law reintroduces the limits provided for in Royal Decree-Law 3/2016—which was declared unconstitutional by the Constitutional Court ruling of 18 January 2024—on the utilization of monetizable deferred tax assets and the offsetting of tax losses (with the limit reduced from 70% to 25%), as well as on the application of deductions to avoid double taxation (50%), and also reinstates the mandatory reversal of impairments on shareholdings that were deductible in prior years by third parties, regardless of any recovery in the value of the investees.

In Brazil, Law 14,467 enacted in 2022 with effect from 2025, amends the rules on the tax deductibility of credit provisions in financial institutions, bringing those rules closer to the accounting recognition criterion. In 2024, Law 15,078 was published, allowing the recovery of the accumulated balance of provisions of nondeductible loans at the end of 2024 within a seven-year period (with the option to extend to ten years) from January 2026.

In 2025, several Legislative Decrees and decisions of the Federal Supreme Court were published concerning the Financial Transactions Tax (IOF), amending the applicable rules and setting new rates for its various categories: (i) IOF Credit (local loans to legal entities increased from 1.88% to a maximum of 3.37% per annum); (ii) IOF Insurance (a 5% rate was introduced on the excess of certain contributions to life insurance policies); and (iii) IOF Foreign Exchange (payments for the import of services and royalties paid abroad rose from 0.38% to 3.5%).

In December 2023, Congress approved Constitutional Amendment 132/2023 on indirect taxation reform, initiating the legislative development process, which culminated in the enactment of Supplementary Laws 214/2025 in January 2025 and 227/2026 in January 2026. This reform replaces the various existing indirect taxes in Brazil, -applicable at the federal, regional and municipal levels-, with two taxes administered at federal level (contribution on goods and services and selective tax) and other administered at regional and municipal levels (tax on goods and services). The new system will be gradually implemented over a transitional period of 8 years (from 2026 to 2033).

In 2024, Law No. 14.973/2024 partially extended, until 31 December 2027, an optional social contribution regime for employees applicable to certain sectors of activity, allowing such contributions to be calculated as a percentage of gross income (ranging from 1% to 4.5%, depending on the sector), rather than under the general regime, which applies a 20% rate to employee payroll.

In November 2025, Law No. 15.270 was published which, among other measures, introduced a 10% withholding tax on ordinary dividends paid abroad as from 1 January 2026.

In December 2025, Supplementary Law No. 224 was enacted, which, among other measures: (i) increased the withholding tax on Interest on equity (juros sobre o capital próprio) from 15% to 17.5%; (ii) raised the CSLL rate applicable to non-bank financial institutions as from 1 April 2026 on a gradual basis: payment institutions to 12% in 2026 and 2027, and 15% as from 2028; and credit, financing and capitalisation companies to 17.5% in 2026 and 2027, and 20% as from 2028 (the rate for banks remains at 20% and for other financial institutions at 15%), and (iii) introduced an automatic 10% reduction in the amount of certain federal tax incentives as from 2026.

In Argentina, as from 23 December 2024, Tax for an Inclusive and Solidarity Argentina (PAIS), which imposed certain foreign currency purchasing operations in order to make payments abroad, has been eliminated. Likewise, General Resolution (AFIP) No. 5,554 repeals, with effect from 1 September 2024, the obligation to withhold VAT and income tax on electronic payments.

In Chile, Law 27,713 on Tax Compliance Obligations was published in October 2024, amending, among other instruments, the Tax Code, the Income Tax Law and the Value Added Tax Law. Additionally, in July 2024, Law No. 21,681 was published, which, among other measures, introduced a new Substitute Tax of Final Tax, allowing the distribution of taxable profits at a fixed rate of 12% until 31 January 2025, thereby reducing the fiscal cost of such distributions.

In Mexico, the Federal Revenue Law for Fiscal Year 2026 was published in November 2025, limiting the deductibility of contributions paid to the Institute for the Protection of Bank Savings (IPAB) to 25% of their amount and amending the tax treatment of loan loss provisions, bringing them into line with the regime applicable to other entities.
In the United States, Law 119-21 ('One, Big, Beautiful Bill Act') was passed in July 2025, introducing significant regulatory changes. Notable among these are the repeal of tax credits linked to electric vehicles as from 1 October 2025 (while preserving those already generated), the elimination of the obligation to capitalise and amortise the costs of in-house software development (which will now be deductible), and the reintroduction of accelerated tax depreciation for investments in certain tangible assets.

In Portugal, a gradual reduction of the corporate income tax rate has been approved, falling from 20% in 2025 to 19% in 2026, 18% in 2027 and 17% in 2028 and subsequent years. Including the municipal surtax of up to 1.5% and the state surtax of up to 9%, this results in an aggregate combined rate of 30.50%, 29.50%, 28.50% and 27.50%, respectively.

In Poland, one of the most significant changes to the tax framework is the increase in the corporate income tax rate for banks, from 19% to 30% in 2026, followed by a reduction to 26% in 2027 and 23% in 2028 and subsequent years.

In Germany, the Tax Investment Programme to Strengthen Germany’s Economic Base was passed in July. It provides for a gradual annual one-percentage-point reduction in the corporate income tax rate from 2028, falling from the current 15% to 10% by 2032. In Germany, the combined corporate income tax and municipal trade tax rate—which also applies to business profits—is currently 32.45% and will decrease to 27.18% by 2032.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
h) Other information
In compliance with the disclosure requirement established in the listing rules instrument 2005 published by the UK Financial Conduct Authority, it is hereby stated that shareholders of the Bank resident in the United Kingdom will be entitled to a tax credit for taxes paid abroad in respect of withholdings that the Bank has to pay on the dividends to be paid to such shareholders if the total income of the dividend exceeds the amount of exempt dividends of GBP 500 for the year 2025/26 (GBP 500 for the year 2024/25). The shareholders of the Bank resident in the United Kingdom who hold their ownership interest in the Bank through Santander Nominee Service will be informed directly of the amount thus withheld and of any other data they may require to complete their tax returns in the United Kingdom. The other shareholders of the Bank resident in the United Kingdom should contact their bank or securities broker.
Banco Santander, S.A., is part of the Large Business Forum and has adhered since 2010 to the Code of Good Tax Practices in Spain. Also Santander UK is a member of the HMRC’s (His Majesty's Revenue and Customs) Code of Practice on Taxation in the United Kingdom and Santander Portugal has adhered to the Code of Good Tax Practices in Portugal, actively participating in the cooperative compliance programs being developed by these Tax Administrations.

28. Non-controlling interests
Non-controlling interests include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.
a) Breakdown
The detail, by Group company, of 'Equity - Non-controlling interests' is as follows:

EUR million
	2025	2024	2023
Santander Bank Polska S.A.	2,670	2,320	1,934
Grupo PSA	1,815	1,725	1,590
Banco Santander - Chile	1,422	1,364	1,379
Banco Santander (Brasil) S.A.	1,397	1,257	1,493
Other companiesA	875	890	1,315
	8,179	7,556	7,711

Profit/(Loss) for the year attributable to non-controlling interests	1,399	1,170	1,107
Of which:
Grupo PSA	230	217	285
Banco Santander - Chile	313	271	235
Banco Santander (Brasil) S.A.	184	233	182
Santander Bank Polska S.A.	604	413	347
Other companies	68	36	58
TOTAL	9,578	8,726	8,818
A.It included, as of 31 December 2023, perpetual Santander UK plc equity instruments convertible at the option of Santander UK plc into preferred shares of the entity itself amounting EUR 576 million. During 2024, the last outstanding issuance held by third parties for GBP 500 million (EUR 590 million) was redeemed.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
b) Changes
The changes in Non-controlling interests are summarised as follows:

EUR million
	2025	2024	2023
Balance at beginning of year	8,726	8,818	8,481
Other comprehensive income	73	(461)	297
Other	779	369	40
Profit attributable to non-controlling interests	1,399	1,170	1,107
Modification of participation ratesA	339	395	(258)
Change of perimeter	(5)	(8)	(364)
Dividends paid to minority shareholders	(896)	(660)	(748)
Changes in capital and other conceptsB	(58)	(528)	303
Balance at end of year	9,578	8,726	8,818
A.Include the effects of the accelerated placements of 3.5% and 5.2% of the share capital of Santander Bank Polska S.A. in 2025 and 2024, respectively, and the public offer for the acquisition of shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México that occurred in 2023 (see note 3.b).
B.Includes the effects of the amortization of AT1 UK by EUR 590 million at closing of fiscal year 2024.
The foregoing changes are shown in the consolidated statement of changes in total equity.
c) Other information
The financial information on the subsidiaries with significant non-controlling interests at 31 December 2025 is summarised below:

EUR millionA
	Santander Bank Polska S.A.	Banco Santander (Brasil) S.A.	Banco Santander - Chile	Grupo PSA
Total assets	78,186	209,453	68,205	47,826
Total liabilities	70,380	193,380	62,604	43,717
Net assets	7,806	16,073	5,601	4,109
Total income	3,724	12,602	2,714	1,305
Total profit	1,528	2,388	1,043	460
A.Information prepared using corporate management criteria, which may not coincide with those published individually by each entity.
29. Other comprehensive income
The balances of 'Other comprehensive income' include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognised in equity through the consolidated statement of recognised income and expense. The amounts arising from subsidiaries are presented, on a line by line basis, in the appropriate items according to their nature.
Respect to items that may be reclassified to profit or loss, the consolidated statement of recognised income and expense includes changes in other comprehensive income as follows:
•Revaluation gains (losses): includes the amount of the income, net of the expenses incurred in the year, recognised directly in equity. The amounts recognised in equity in the year remain under this item, even if in the same year they are transferred to the income statement or to the initial carrying amount of the assets or liabilities or are reclassified to another line item.
•Amounts transferred to income statement: includes the amount of the revaluation gains and losses previously recognised in equity, even in the same year, which are recognised in the income statement.
•Amounts transferred to initial carrying amount of hedged items: includes the amount of the revaluation gains and losses previously recognised in equity, even in the same year, which are recognised in the initial carrying amount of assets or liabilities as a result of cash flow hedges.
•Other reclassifications: includes the amount of the transfers made in the year between the different 'Other comprehensive income' items.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
a) Breakdown of Other comprehensive income - Items that will not be reclassified in results and Items that can be classified in results

EUR millionA
	2025	2024	2023
Other comprehensive income	(37,974)	(36,595)	(35,020)
Items that will not be reclassified to profit or loss	(4,121)	(4,757)	(5,212)
Actuarial gains and losses on defined benefit pension plans	(3,896)	(4,404)	(4,324)
Non-current assets held for sale	56	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	1	(1)	1
Other valuation adjustments	—	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	(250)	(432)	(776)
Inefficiency of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	—	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedged item)	208	284	264
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedging instrument)	(208)	(284)	(264)
Changes in the fair value of financial liabilities measured at fair value through profit or loss attributable to changes in credit risk	(32)	80	(113)
Items that may be reclassified to profit or loss	(33,853)	(31,838)	(29,808)
Hedges of net investments in foreign operations (Effective portion)	(7,343)	(8,002)	(8,684)
Exchange differences	(25,475)	(22,375)	(19,510)
Hedging derivatives. Cash flow hedges (Effective portion)	333	(298)	(740)
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	(372)	(736)	(555)
Hedging instruments (items not designated)	(11)	—	—
Non-current assets classified as held for sale	(590)	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	(395)	(427)	(319)
A.Net amount of taxes and minorities
b) Other comprehensive income- Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans
'Other comprehensive income  —Items not reclassified to profit or loss—  Actuarial gains or (-) losses on defined benefit pension plans' include the actuarial gains and losses and the return on plan assets, less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset), attributed to the group net of taxes.
In 2025, the amount of actuarial losses (net of actuarial gains) recognized in the consolidated statement of recognised income was EUR 73 million, which corresponds to:
•In first place, due to the addition against equity of 2025 amounting to EUR 220 million - see note 25.b -, with the following breakdown:
•Increase of EUR 117 million in the cumulative actuarial losses relating to the Group´s businesses in the UK, mainly due to the evolution of the asset portfolio. These losses have been partially offset by the evolution experienced in the discount rate-increase from 5.54% to 5.58%- in long-term inflation -decrease from 3.11% to 2.90%- and in other demographic hypotheses.

•Increase of EUR 116 million in accumulated actuarial losses corresponding to the Group’s business in Brazil, mainly due to the collective experience and the evolution of the asset portfolio. These losses have been partially offset by the evolution experienced by the discount rate -increase from 10.58% to 10.65% in the main pension benefits and 10.50% to 10.52% in medical benefits-.
•Decrease of EUR 33 million in the accumulates actuarial losses relating to the Group´s entities in Spain, mainly due to the evolution experienced by the discount rate -increase from 3.00% to 3.75%-.
•Increase of EUR 20 million in the accumulated actuarial losses corresponding to the Group's businesses in other geographical areas.
•In second place, due to the evolution of exchange rates, a EUR 147 million decrease.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
c) Other comprehensive income - Items that will not be reclassified in results - Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income
Since the entry into force of IFRS 9, no impairment analysis is performed of equity instruments recognised under 'Other comprehensive income'. IFRS 9 eliminates the need to carry out the impairment estimate on this class of equity instruments and the reclassification to profit and loss on the disposal of these assets, being recognised at fair value with changes in equity.
The following is a breakdown of the composition of the balance as of 31 December 2025, 2024 and 2023 under 'Other comprehensive income - Items that will not be reclassified to profit or loss - Changes in the fair value of equity instruments measured at fair value with changes in other global result' depending on the geographical origin of the issuer:

EUR million
	2025
	Capital gains by valuation	Capital losses by valuation	Net gains/losses by valuation	Fair Value
Equity instruments
Domestic
Spain	47	(1326)	(1,279)	133
International
Rest of Europe	75	(81)	(6)	186
United States	23	(1)	22	36
Latin America and rest	1,013	—	1,013	1,926
	1,158	(1,408)	(250)	2,281
Of which:
Publicly listed	1,033	(49)	985	1,993
Non publicly listed	125	(1,359)	(1,235)	288

EUR million
	2024
	Capital gains by valuation	Capital losses by valuation	Net gains/losses by valuation	Fair Value
Equity instruments
Domestic
Spain	39	(1,328)	(1,289)	117
International
Rest of Europe	131	(71)	60	299
United States	22	—	22	24
Latin America and rest	775	—	775	1,753
	967	(1,399)	(432)	2,193
Of which:
Publicly listed	779	(51)	728	1,780
Non publicly listed	188	(1,348)	(1,160)	413

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	2023
	Capital gains by valuation	Capital losses by valuation	Net gains/losses by valuation	Fair Value
Equity instruments
Domestic
Spain	32	(1,173)	(1,141)	252
International
Rest of Europe	117	(71)	46	267
United States	16	—	16	19
Latin America and rest	370	(67)	303	1,223
	535	(1,311)	(776)	1,761
Of which:
Publicly listed	316	(118)	198	1,225
Non publicly listed	219	(1,193)	(974)	536
d) Other comprehensive income - Items that may be reclassified to profit or loss - Hedge of net investments in foreign operations (effective portion) and exchange differences
The change in 2025 reflects the depreciation of the US dollar, pound sterling, Argentine peso, Chilean peso and Brazilian real and the positive effect of the appreciation of the Mexican peso, whereas the change in 2024 reflected the positive effect of the appreciation of pound sterling, the US dollar and Polish zloty and the negative effect of the depreciation of the Brazilian real, Argentine peso, Mexican peso and Chilean peso. The change in 2023 reflected the positive effect of the appreciation of the Brazilian real, pound sterling, Polish zloty and the Mexican peso and the negative effect of the depreciation of the US dollar, Argentine peso and Chilean peso.
Of the change in the balance in these years, a loss of EUR 287 million, a loss of EUR 568 million and a profit of EUR 249 million in 2025, 2024 and 2023, respectively relate to the measurement of goodwill.
The detail, by country is as follows:

EUR million
	2025	2024	2023
Net balance at end of year	(32,818)	(30,377)	(28,194)
Of which:
Brazilian real	(19,412)	(19,293)	(16,340)
Mexican peso	(4,137)	(3,995)	(2,942)
Pound sterling	(4,125)	(3,444)	(3,964)
Chilean peso	(2,926)	(2,857)	(2,531)
Argentine peso	(2,217)	(2,090)	(2,655)
Polish zloty	(43)	(709)	(786)
US dollar	1,047	2,923	1,819
Other	(1,005)	(912)	(795)

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The breakdown of translation differences by currency is as follows:

EUR million
2025				Of which:
Currency	Balance at the beginning of the year	Balance at the end of the year	Movement	From goodwill	From resultsA	From net assets	From transfersB
Brazilian real	(16,664)	(16,755)	(91)	(13)	(41)	(37)	—
Pound sterling	(3,300)	(4,126)	(826)	(48)	(18)	(760)	—
Mexican peso	(1,437)	(1,222)	215	11	40	164	—
Argentine peso	(2,090)	(2,216)	(126)	—	—	(126)	—
Chilean peso	(2,180)	(2,249)	(69)	(12)	9	(66)	—
US dollar	4,462	2,340	(2,122)	(225)	(48)	(1,849)	—
Polish zloty	(202)	18	220	1	—	4	215
Other	(964)	(1,265)	(301)	(1)	6	(306)	—
Total Group	(22,375)	(25,475)	(3,100)	(287)	(52)	(2,976)	215
A.Profit and loss items are translated into euros at the average exchange rate for the year as described in note 2 a) ii.
B.It includes the accumulated exchange differences of Santander Polska transferred to the heading 'Other comprehensive income - Items that may be reclassified to profit or loss - Non-current assets held for sale' (see Note 12).

EUR million
2024				Of which:
Currency	Balance at the beginning of the year	Balance at the end of the year	Movement	From goodwill	From resultsA	From net assets
Brazilian real	(13,287)	(16,664)	(3,377)	(631)	(206)	(2,540)
Pound sterling	(4,064)	(3,300)	764	39	22	703
Mexican peso	(64)	(1,437)	(1,373)	(82)	(136)	(1,155)
Argentine peso	(2,658)	(2,090)	568	—	—	568
Chilean peso	(1,890)	(2,180)	(290)	(34)	(7)	(249)
US dollar	3,433	4,462	1,029	116	35	878
Polish zloty	(325)	(202)	123	34	5	84
Other	(655)	(964)	(309)	(10)	(8)	(291)
Total Group	(19,510)	(22,375)	(2,865)	(568)	(295)	(2,002)
A.Profit and loss items are translated into euros at the average exchange rate for the year as described in note 2 a) ii.

EUR million
2023				Of which:
Currency	Balance at the beginning of the year	Balance at the end of the year	Movement	From goodwill	From resultsA	From net assets
Brazilian real	(14,199)	(13,287)	912	191	11	710
Pound sterling	(4,446)	(4,064)	382	20	4	358
Mexican peso	(1,132)	(64)	1,068	62	41	965
Argentine peso	(1,754)	(2,658)	(904)	(4)	—	(900)
Chilean peso	(1,605)	(1,890)	(285)	(32)	(34)	(219)
US dollar	4,062	3,433	(629)	(64)	(16)	(549)
Polish zloty	(776)	(325)	451	87	32	332
Other	(570)	(655)	(85)	(11)	(1)	(73)
Total Group	(20,420)	(19,510)	910	249	37	624
A.Profit and loss items are translated into euros at the average exchange rate for the year as described in note 2 a) ii.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
e) Other comprehensive income -Items that may be reclassified to profit or loss - Hedging derivatives – Cash flow hedges (Effective portion)
Other comprehensive income – Items that may be reclassified to profit or loss - Cash flow hedges includes the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognised in the consolidated income statement in the periods in which the hedged items affect it.
f) Other comprehensive income - Items that may be reclassified to profit or loss – Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income
Includes the net amount of unrealised changes in the fair value of assets classified as Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income (see note 7).
The breakdown, by type of instrument and geographical origin of the issuer, of 'Other comprehensive income – Items that may be reclassified to profit or loss - Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income' at 31 December 2025, 2024 and 2023 is as follows:

EUR million
	31 December 2025
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value
Debt instruments
Issued by Public-sector
Spain	118	—	118	10,142
Rest of Europe	209	(36)	173	8,856
America and rest of the world	109	(528)	(419)	31,685
Issued by Private-sector
Spain	29	(53)	(24)	9,745
Rest of Europe	28	(15)	13	6,445
America and rest of the world	40	(273)	(233)	5,458
	533	(905)	(372)	72,331

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	31 December 2024
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value
Debt instruments
Issued by Public-sector
Spain	103	—	103	13,764
Rest of Europe	268	(70)	198	15,413
America and rest of the world	76	(944)	(868)	38,784
Issued by Private-sector
Spain	96	(23)	73	6,019
Rest of Europe	25	(18)	7	7,478
America and rest of the world	16	(265)	(249)	6,247
	584	(1,320)	(736)	87,705

EUR million
	31 December 2023
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value
Debt instruments
Issued by Public-sector
Spain	17	—	17	9,867
Rest of Europe	333	(96)	237	18,258
America and rest of the world	194	(820)	(626)	38,169
Issued by Private-sector
Spain	98	(9)	89	5,129
Rest of Europe	19	(30)	(11)	5,018
America and rest of the world	6	(267)	(261)	5,106
	667	(1,222)	(555)	81,547

The Group estimates the expected losses on debt instruments measured at fair value with changes in other comprehensive income. These losses are recorded with a charge to the consolidated income statement for the period.
At the end of the year 2025, the Group recorded a provision of EUR 29 million under the heading 'Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss'. In 2024, the Group did not record any provision in this regard and at the end of the year 2023, the Group recorded EUR 24 million.
g) Other comprehensive income - Items that may be reclassified to profit or loss and Items not reclassified to profit or loss - Other recognised income and expense of investments in subsidiaries, joint ventures and associates
At 31 December 2025, the heading includes a negative amount of EUR 394 million (EUR 428 million and EUR 318 million in 2024 and 2023, respectively). Of the variation in the balance of said years, a gain of EUR 17 million, EUR 45 million EUR 44 million and has been transferred to results in the years 2025, 2024 and 2023, respectively.
30. Shareholders' equity
The changes in Shareholders' equity are presented in the consolidated statement of changes in total equity. Significant information on certain items of Shareholders' equity and the changes during the year are set forth below.
31. Issued capital
a) Changes
At 31 December 2022, Banco Santander's share capital consisted of EUR 8,397 million, represented by 16,794,401,584 shares of EUR 0.50 of nominal value each and all of them of a unique class and series.
On 21 March 2023, there was a capital reduction amounting EUR 170,203,286 through the redemption of 340,406,572 shares, corresponding to the share buyback programme carried out in 2022 and ended in January 2023.
Likewise, on 30 June 2023, there was a capital reduction of EUR 134,924,476.50 through the redemption of 269,848,953 shares, corresponding to the share buyback programme during the first half of 2023.

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Therefore, Banco Santander's share capital at 31 December 2023 consisted of EUR 8,092 million, represented by 16,184,146,059 shares of EUR 0.50 of nominal value each and all of them of a unique class and series; including 286,842,316 shares corresponding to the first buyback programme of 2023 (see note 1.g.).
On 5 February 2024, a capital reduction of EUR179,283,743.50 took place through the redemption of 358,567,487 shares, corresponding to the share buyback programme carried out in 2023 and ended in January 2024.
On 1 July 2024, a capital reduction of EUR 165,652,500 took place through the redemption of 331,305,000 shares, corresponding to he share buyback programme carried out between February and June 2024.
On 20 December 2024, a capital reduction of EUR 170,890,625 took place through the redemption of 341,781,250 shares, corresponding to he share buyback programme carried out during the second semester of 2024.
Therefore, Banco Santander's share capital at 31 December 2024 consisted of EUR 7,576 million, represented by 15,152,492,322 shares of EUR 0.50 of nominal value each and all of them of a unique class and series.
On 3 June 2025, there was a capital reduction amounting to EUR 133,583,475 through the redemption of 267,166,950 shares, corresponding to the share buyback programme carried out between February and June 2025.
On 23 December 2025, a capital reduction of EUR 98,002,935 took place through the redemption of 196,005,870 shares, corresponding to the share buyback programme carried out during the second semester of 2025.
Aforementioned operations have not entailed the return of contributions to the shareholders as Banco Santander was the owner of the redeemed shares.
Therefore, Banco Santander's share capital at 31 December 2025 consisted of EUR 7,345 million, represented by 14,689,319,502 shares of EUR 0.50 of nominal value each and all of them of a unique class and series.
Banco Santander’s shares are listed on the Spanish Stock Market Interconnection System and on the New York, London, Mexico and Warsaw Stock Exchanges, and all of them have the same features and rights. Santander shares are listed on the London Stock Exchange under Crest Depository Interest (CDI), each CDI representing one Bank’s share. They are also listed on the New York Stock Exchange under American Depositary Shares (ADS), each ADS representing one share. Additionally, Banco Santander's shares were listed on the traditional listing of the Mexican Stock Exchange (BMV) and since 29 December 2023, they were listed only in the International Quotation System of said stock exchange.
As of 31 December 2025, no Banco Santander shareholder individually held more than 3% of its total share capital (which is the threshold generally provided for in Spanish regulations for mandatory notification of a significant participation in a listed company). Even though at 31 December 2025, certain custodians appeared in our shareholder registry as holding more than 3% of our share capital, we understand that those shares were held in custody on behalf of other investors, none of whom exceeded that threshold individually. These custodians were State Street Bank (13.90%), Chase Nominees Limited (7.50%), The Bank of New York Mellon Corporation (7.18%),Citibank (6.40%), BNP Paribas (3.74%), Caceis Bank (3.57%) y The Northern Trust (3.06%).
At 31 December 2025, neither Banco Santander's shareholder registry nor the CNMV's registry showed any shareholder residing in a non-cooperative jurisdiction with a shareholding equal to, or greater than, 1% of our share capital (which is the other threshold applicable under Spanish regulations).
b) Other considerations
Under Spanish law, only shareholders at the general meeting have the authority to increase share capital. However, they may delegate the authority to approve or execute capital increases to the board of directors. Banco Santander´s Bylaws are fully aligned with Spanish law and do not establish any different conditions for share capital increases.
At 31 December 2025 the shares of the following companies were listed on official stock markets: Banco Santander - Chile; Banco Santander (Brasil) S.A. and Santander Bank Polska S.A.
At 31 December 2025 the number of Banco Santander shares owned by third parties and managed by Group management companies (mainly portfolio, collective investment undertaking and pension fund managers) or jointly managed was 33 million shares, which represented 0.22% of Banco Santander’s share capital (40 and 36 million shares, representing 0.26% and 0.22% of the share capital in 2024 and 2023, respectively). In addition, the number of Banco Santander shares owned by third parties and received as security was 28 million shares (equal to 0.19% of the Bank’s share capital).
At 31 December 2025 the capital increases in progress at Group companies and the additional capital authorised by their shareholders at the respective general meetings were not material at Group level (see appendix V)

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
32. Share premium
Share premium includes the amount paid up by the Bank’s shareholders in capital issues in excess of the par value.
The Corporate Enterprises Act expressly permits the use of the share premium account balance to increase capital at the entities at which it is recognised and does not establish any specific restrictions as to its use.
The change in the balance of share premium corresponds to the capital reductions detailed in note 31.a).
The decreased produced in 2023 by an amount of EUR 1,595 million was the consequence of the difference between the purchase value of the redeemed shares (EUR 1,900 million) and the par value of said shares (EUR 305 million) (see note 4.a and consolidated statements of changes in total equity) as a consequence of the capital decreases described in note 31.a.
The decrease produced in 2024 by an amount of EUR 3,778 million was the consequence of the difference between the purchase value of the redeemed shares (EUR 4,294 million) and the par value of said shares (EUR 516 million) (see note 4.a and consolidated statements of changes in total equity) as a consequence of the capital decreases described in note 31.a.
The decrease produced in 2025 by an amount of EUR 3,055 million has been the consequence of the difference between the purchase value of the redeemed shares (EUR 3,287 million) and the par value of said shares (EUR 231 million) (see note 4.a and consolidated statements of changes in total equity) as a consequence of the capital decreases described in note 31.a.
Likewise, in accordance with the applicable legislation, a reserve has been provided in 2024 for amortized capital charged to the issue premium for an amount equal to the nominal value of said amortized shares ascending to EUR 231 million (EUR 516 million and EUR 305 million euros in 2024 and 2023 respectively).

33. Accumulated retained earnings
a) Definitions
The balance of 'Equity - Accumulated gains and Other reserves' includes the net amount of the accumulated results (profits or losses) recognised in previous years through the consolidated income statement which in the profit distribution were allocated in equity, the expenses of own equity instrument issues, the differences between the amount for which the treasury shares are sold and their acquisition price, as well as the net amount of the results accumulated in previous years, generated by the result of non-current assets held for sale, recognised through the consolidated income statement.
b) Breakdown
The detail of Accumulated retained earnings and Reserves of entities accounted for using the equity method is as follows:

EUR million
	2025	2024	2023
Restricted reserves	3,328	3,084	2,899
Legal reserveA	1,469	1,515	1,618
Own shares	480	421	649
Revaluation reserve Royal Decree-Law 7/1996	43	43	43
Reserve for retired capital	1,336	1,105	589
Unrestricted reserves	31,519	24,186	16,033
Voluntary reservesB	26,357	20,362	14,284
Consolidation reserves attributable to the Bank	5,162	3,824	1,749
Reserves of subsidiaries	47,937	47,249	47,669
Reserves of entities accounted for using the equity method	1,643	1,831	1,762
	84,427	76,350	68,363
A.The board of directors has proposed to the general shareholders' meeting the reclassification of the excess that the amount of the balance of the legal reserve account shows over the figure that is equivalent to 20% of the resulting share capital after the executed capital reductions, to be included in the voluntary reserves account.
B.In accordance with the commercial regulations in force in Spain.
i. Legal reserve
Under the Consolidated Spanish Corporate Enterprises Act, 10% of net profit for each year must be transferred to the legal reserve. These transfers must be made until the balance of this reserve reaches 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount.
Consequently, once again, after the capital reductions described in note 31 had been carried out, the balance of the legal reserve met the percentage of 20% of the share capital, and at 31 December 2025 the Legal reserve was at the stipulated level.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
ii. Reserve for treasury shares
According to the Corporate Enterprises Act, an unavailable reserve equivalent to the amount for which Banco Santander's shares owned by subsidiaries are recorded. This reservation shall be freely available when the circumstances which have obliged its constitution disappear. In addition, this reserve covers the outstanding balance of loans granted by the Group with Banco Santander's share guarantee and the amount equivalent to the credits granted by the Group companies to third parties for the acquisition of own shares.
iii. Revaluation reserve Royal Decree Law 7/1996, of 7 June
The balance of Revaluation reserve Royal Decree-Law 7/1996 can be used, free of tax, to increase share capital. From 1 January 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realised. The surplus will be deemed to have been realised in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or derecognised.
If the balance of this reserve were used in a manner other than that provided for in Royal Decree law 7/1996, of 7 June, it would be subject to taxation.
iv. Reserves of subsidiaries
The detail, by company, of Reserves of subsidiaries, based on the companies’ contribution to the Group (considering the effect of consolidation adjustments) is as follows:

EUR million
	2025	2024	2023
Banco Santander (Brasil) S.A. (Consolidated Group)	16,085	15,107	14,512
Santander UK Group	7,973	8,576	8,700
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	4,977	5,248	5,684
Santander Consumer Finance Group	4,804	4,729	4,344
Banco Santander - Chile	4,560	4,250	4,112
Banco Santander Argentina S.A.	3,217	2,892	2,813
Banco Santander Totta, S.A. (Consolidated Group)	2,726	2,766	2,626
Santander Bank Polska S.A.	2,875	2,890	2,535
Grupo Santander Holdings USA	63	187	1,893
Santander Investment, S.A.	1,424	1,217	1,215
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	845	836	1,044
Banco Santander International SA (former Banco Santander (Suisse) S.A)	450	397	346
Other companies and consolidation adjustments	(2,062)	(1,846)	(2,155)
	47,937	47,249	47,669
Of which, restricted	4,722	4,175	3,870
34. Other equity instruments and own shares
a) Equity instruments issued not capital and other equity instruments
Other equity instruments includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognised in other 'Shareholders’ equity' items.
On 8 September 2017, Banco Santander, S.A. issued contingent redeemable perpetual bonds (the fidelity bonds) amounting to EUR 981 million nominal value EUR - 686 million fair value -.
On 15 December 2024, Banco Santander, S.A., proceeded to redeem in advance voluntarily all of said bonds in circulation.
Additionally, at 31 December 2025 the Group had other equity instruments amounting to EUR 273 million.
b) Own shares
'Shareholders’ equity - Own shares' includes the amount of own equity instruments held by all the Group entities.
Transactions involving own equity instruments, including their issuance and cancellation, are recognised directly in equity, and no profit or loss may be recognised on these transactions. The costs of any transaction involving own equity instruments are deducted directly from equity, net of any related tax effect.
At 31 December 2023, the number of treasury shares held by the Group was 297,815,673 (1.84% of the issued share capital).
During 2024, 930,610,636 shares of the Bank were acquired at an average price of EUR 4.34 per share, of which 403,030,171 relate to the Share Buyback Programme carried out during the first half of 2025, and 341,781,250 relate to the Share Buyback Programme started in September. Likewise, 1,031,653,737 shares were amortised (note 31) and 181,243,113 shares at an average price of EUR 4.22 per share were transferred, of which 22,167,105 shares correspond to the donation made by Banco Santander to Fundación Banco Santander with extraordinary character.
At 31 December 2024, the number of treasury shares held by the Group was 15,529,459 (0.102% of the issued share capital).
During 2025, 584,363,745 shares of the Bank have been acquired at an average price of EUR 6.98 per share, of which 267,166,950 relate to the Share Buyback Programme carried out during the first half of 2025, and 196,005,870 relate to the new Share Buyback Programme started in August. Likewise, 463,172,820 shares have been amortised (note 31) and 125,643,093 shares at an average price of EUR 6.48 per share have been transferred.
At 31 December 2025, the Group holds 11,077,291 shares of the Bank's issued share capital (0.075%).
The effect on equity, net of tax, arising from the purchase and sale of Bank shares is of EUR 34 million profit in 2025 (EUR 8 million and EUR 13 million profit in 2024 and 2023, respectively).

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
35. Memorandum items
Memorandum items relates to balances representing rights, obligations and other legal situations that in the future may have an impact on net assets, as well as any other balances needed to reflect all transactions performed by the consolidated entities although they may not impinge on their net assets.
a) Guarantees and contingent commitments granted
Contingent liabilities includes all transactions under which an entity guarantees the obligations of a third party and which result from financial guarantees granted by the entity or from other types of contracts. The detail is as follows:

	2025	2024	2023
Loans commitment granted	321,234	302,861	279,589
Of which impaired	345	511	406
Financial guarantees granted	17,449	16,901	15,435
Of which impaired	332	217	578
Financial guarantees	17,437	16,887	15,400
Credit derivatives sold	12	14	35
Other commitments granted	148,118	134,493	113,273
Of which impaired	668	793	542
Technical guarantees	62,161	61,551	57,363
Other	85,957	72,942	55,910
The breakdown as at 31 December 2025 of the exposures and the provision fund out of balance sheet by impairment stage is EUR 464,215 million and EUR 338 million (EUR 435,147 million and EUR 305 million in 2024 and EUR 398,243 million and EUR 302 million in 2023) in stage 1, EUR 21,241 million and EUR 206 million (EUR 17,587 million and EUR 192 million in 2024 and EUR 8,528 million and EUR 174 million in 2023) in stage 2 and EUR 1,345 million and EUR 169 million (EUR 1,521 million and EUR 213 million in 2024 and EUR 1,526 million and EUR 226 million in 2023) in stage 3, respectively.
Income from guarantee instruments is recognised under 'Fee and commission income' in the consolidated income statements and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee.
i. Loan commitments granted
Loan commitments granted: firm commitments of grating of credit under predefined terms and conditions, except for those that comply with the definition of derivatives as these can be settled in cash or through the delivery of issuance of another financial instrument. They include stand-by credit lines and long-term deposits.
ii. Financial guarantees granted
Financial guarantees includes, inter alia, financial guarantee contracts such as financial bank guarantees, credit derivatives sold, and risks arising from derivatives arranged for the account of third parties.
iii. Other commitments granted
Other contingent liabilities include all commitments that could give rise to the recognition of financial assets not included in the above items, such as technical guarantees and guarantees for the import and export of goods and services.
b) Memorandum items
i. Off-balance-sheet funds under management
The detail of off-balance-sheet funds managed by the Group and by joint ventures is as follows:

EUR million
	2025	2024	2023
Investment funds	197,346	178,840	165,174
Pension funds	16,112	15,646	14,831
Assets under management	43,974	35,999	29,732
	257,432	230,485	209,737
ii. Non-managed marketed funds
Additionally, at 31 December 2025 there are non-managed marketed funds totalling EUR 73,173 million (EUR 62,002 million and EUR 50,036 million at 31 December 2024 and 2023, respectively).
c) Third-party securities held in custody
At 31 December 2025 the Group held in custody debt securities and equity instruments totalling EUR 306,723 million (EUR 292,216 million and EUR 268,338 million at 31 December 2024 and 2023, respectively) entrusted to it by third parties.

36. Hedging derivatives
Grupo Santander, within its financial risk management strategy, and in order to reduce asymmetries in the accounting treatment of its operations, enters into hedging derivatives on interest, exchange rate, credit risk or variation of stock prices, depending on the nature of the risk covered.
Based on its objective, Grupo Santander classifies its hedges in the following categories:
•Cash flow hedges: cover the exposure to the variation of the cash flows associated with an asset, liability or a highly probable forecast transaction. This cover the variable-rate issues in foreign currencies, fixed-rate issues in non-local currency, variable-rate interbank financing and variable-rate assets (bonds, commercial loans, mortgages, etc.).
•Fair value hedges: cover the exposure to the variation in the fair value of assets or liabilities, attributable to an identified and hedged risk. This covers the interest risk of assets or liabilities (bonds, loans, bills, issues, deposits, etc.) with coupons or fixed interest rates, interests in entities, issues in foreign currencies and deposits or other fixed rate liabilities.
•Hedging of net investments abroad: cover the exchange rate risk of the investments in subsidiaries domiciled in a country with a different currency from the functional one of the Group.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The following tables contains the detail of the hedging derivatives according to the type of hedging, the hedge risk and the main products used as of 31 December 2025, 2024 and 2023:

EUR million
	2025
		Carrying amount
	Nominal value	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness	Balance sheet line items
Fair value hedges	338,057	2,387	2,588	(454)
Interest rate risk	305,348	1,501	1,532	(433)	Hedging derivatives
Interest rate swap	285,983	1,326	1,485	(188)
Future interest rate	19,365	175	47	(247)
Cap&Floor	—	—	—	2
Exchange rate risk	2,656	6	20	46	Hedging derivatives
Fx forward	2,414	6	20	5
Fx Swap	—	—	—	46
Future interest rate	242	—	—	(5)
Interest rate and exchange rate risk	27,433	735	1,035	(76)	Hedging derivatives
Interest rate swap	5,452	38	80	(8)
Currency swap	21,981	697	955	(68)
Base risk	500	—	1	—	Hedging derivatives
Interest rate swap	500	—	1	—
Inflation risk	2,120	145	—	9	Hedging derivatives
Inflation swap	2,120	145	—	9

Cash flow hedges	148,269	1,954	1,231	1,067
Interest rate risk	99,969	960	41	1,171	Hedging derivatives
Future interest rate	12,357	22	7	(293)
Interest rate swap	87,412	937	34	1,464
Cap&Floor	200	1	—	—
Exchange rate risk	24,791	605	473	(233)	Hedging derivatives
FX forward	3,445	62	20	(18)
FX swap	1,606	38	43	(3)
Currency swap	19,740	505	410	(212)
Interest rate and exchange rate risk	23,445	298	718	(3)	Hedging derivatives
Interest rate swap	3,253	17	85	51
Currency swap	20,192	281	633	(54)
Inflation risk	—	—	—	131	Hedging derivatives
Inflation swap	—	—	—	131
Equity risk	64	91		1	Hedging derivatives
Equity Option	64	91		1

Hedges of net investments in foreign operations	19,666	86	475	136
Exchange rate risk	19,666	86	475	136	Hedging derivatives
FX forward	19,614	86	474	134
FX swap	52		1	2

	505,992	4,427	4,294	749

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	2024
		Carrying amount
	Nominal value	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness	Balance sheet line items
Fair value hedges	308,897	2,584	2,964	483
Interest rate risk	290,152	2,070	2,319	373	Hedging derivatives
Of which:
Interest rate swap	276,715	1,578	2,082	156
Exchange rate risk	4,411	13	59	101	Hedging derivatives
Of which:
Fx forward	2,240	8	39	(2)
Future interest rate	2,059	—	—	91
Interest rate and exchange rate risk	13,739	501	586	8	Hedging derivatives
Interest rate swap	2,720	15	65	46
Currency swap	11,019	486	520	(38)
Base risk	500	—	—	—	Hedging derivatives
Interest rate swap	500	—	—	—
Equity risk	95	—	—	1	Hedging derivatives
Equity swap	95	—	—	1

Cash flow hedges	179,271	2,415	1,519	558
Interest rate risk	134,503	1,060	1,089	144
Of which:
Future interest rate	6,621	—	—	225
Interest rate swap	106,663	788	478	(130)
Exchange rate risk	30,653	738	258	459	Hedging derivatives
Of which:
FX forward	9,286	362	51	408
Currency swap	19,957	323	189	114
Interest rate and exchange rate risk	11,724	539	172	26	Hedging derivatives
Interest rate swap	3,092	(6)	46	75
Currency swap	8,632	545	126	(49)
Inflation risk	2,316	58	—	(69)	Hedging derivatives
Of which:
Inflation swap	2,163	57	—	82
Equity risk	75	20	—	(2)	Hedging derivatives
Equity swap	75	20	—	(2)

Hedges of net investments in foreign operations	23,559	673	269	420
Exchange rate risk	23,559	673	269	420	Hedging derivatives
FX forward	23,559	673	269	420

	511,727	5,672	4,752	1,461

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	2023
		Carrying amount
	Nominal value	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness	Balance sheet line items
Fair value hedges	241,792	2,661	4,231	(1,869)
Interest rate risk	225,377	2,280	3,644	(1,684)	Hedging derivatives
Of which:
Interest rate swap	215,382	2,015	3,462	(1,871)
Exchange rate risk	4,331	15	24	(98)	Hedging derivatives
FX forward	1,913	15	24	(11)
Future interest rate	2,418	—	—	(87)
Interest rate and exchange rate risk	12,084	366	563	(87)	Hedging derivatives
Interest rate swap	2,311	9	179	20
Currency swap	9,773	357	384	(107)

Cash flow hedges	157,796	2,575	2,889	1,828
Interest rate risk	97,780	913	1,246	2,181	Hedging derivatives
Of which:
Future interest rate	3,020	—	—	6
Interest rate swap	91,569	872	1,214	2,188
Exchange rate risk	34,823	1,001	663	(498)	Hedging derivatives
Of which:
FX forward	11,160	502	241	43
Currency swap	20,043	446	397	(537)
Interest rate and exchange rate risk	12,217	484	74	(98)	Hedging derivatives
Interest rate swap	2,847	—	(45)	227
Currency swap	9,370	484	119	(325)
Inflation risk	12,908	155	906	234	Hedging derivatives
Of which:
Currency swap	12,495	153	906	240
Equity risk	68	22	—	9	Hedging derivatives
Option	68	22	—	9

Hedges of net investments in foreign operations	18,706	61	536	(1,888)
Exchange rate risk	18,706	61	536	(1,888)	Hedging derivatives
FX forward	18,706	61	536	(1,888)

	418,294	5,297	7,656	(1,929)

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Considering the main entities or groups within the Group by the weight of their hedging, the main types of hedging that are being carried out in Santander UK Group Holdings plc group and Banco Santander, S.A.
Santander UK Group Holdings plc group enters into fair value and cash flow hedging derivatives depending on the exposure of the underlying. Only designated risks are hedged and therefore other risks, such as credit risk, are managed but not hedged. When contracting derivatives, Santander UK applies the same credit risk management procedures that it uses for ordinary lending activity.
Within fair value hedges, Santander UK Group Holdings plc group has portfolios of assets and liabilities at fixed rate that are exposed to changes in fair value due to changes in market interest rates. These positions are managed by contracting mainly interest rate swaps. Effectiveness is assessed by comparing the changes in the fair value of these portfolios generated by the hedged risk with the changes in the fair value of the derivatives contracted.
Santander UK Group Holdings plc group also has access to international markets to obtain financing by issuing fixed-rate debt or investing in fixed rate debt of other issuers, in its functional currency and other currencies. As such, they are exposed to changes in interest rates and exchange rates, mainly in EUR and USD. This risk is mitigated with cross currency swaps e interest rate swaps in which they pay a fixed rate and receive a variable rate. Effectiveness is evaluated using linear regression techniques to compare changes in the fair value of the debt at interest and exchange rates with changes in the fair value of interest rate swaps or cross currency swaps.
Within the cash flow hedges, Santander UK Group Holdings plc group has portfolios of assets and liabilities at variable rates, normally at SONIA or BoE base rate. To mitigate this market rate variability risk, it contracts interest rate swaps.
As Santander UK Group Holdings plc group obtains financing in the international markets, it assumes a significant exposure to currency risk mainly USD and EUR. In addition, it also holds debt securities for liquidity purposes which assume exposure mainly in JPY, CAD and CHF. To manage this exchange rate risk, Spot, Forward y Cross Currency Swap are contracted to match the cash flow profile and the maturity of the estimated interest and principal repayments of the hedged item.
Effectiveness is assessed by comparing changes in the fair value of the derivatives with changes in the fair value of the hedged item attributable to the hedged risk by applying a hypothetical derivative method using linear regression techniques.
It also has inflation risk hedges, which arise from UK bonds linked to UK inflation and are hedged using inflation swaps.
Effectiveness is assessed by comparing changes in the fair value of the inflation swap with the changes in the fair value of the hedged item attributable to the hedged risk, applying the hypothetical derivative method using linear regression techniques.
In addition, within the hedges that cover equity risk, Santander UK Group Holdings plc group offers employees the opportunity to purchase shares of the Bank at a discount under the Sharesave Scheme, exposing the Bank to share price risk. As such, options are purchased allowing them to purchase shares at a pre-set price.
Banco Santander, S.A. covers the risks of its balance sheet in a variety of ways. On the one hand, documented as fair value hedges, it covers the interest rate and foreign exchange risk of fixed-income portfolios at a fixed rate (REPOs are included in this category). Resulting, in an exposure to changes in their fair value due to variations in market conditions based on the various risks hedged, which has an impact on Banco Santander's income statement.
To mitigate these risks, Banco Santander contracts derivatives, mainly Interest Rate Swaps, Cross Currency Swaps, Cap&floors and Forex Forward.
On the other hand, the interest and exchange rate risk of loans granted to corporate clients at a fixed rate or variable rate is covered. These hedges, are carried out through interest rate swaps, cross currency swaps and exchange rate derivatives (forex swaps and forex forward).
In addition, Banco Santander, S.A. manages the interest and exchange risk of debt issues in its various categories (issuing covered bonds, perpetual, subordinated and senior bond) and in different currencies, denominated at fixed rates, and therefore subject to changes in their fair value. These issues are covered through interest rate swaps and cross currency swaps.
The methodology used by Banco Santander, S.A. to measure the effectiveness of fair value hedges is based on comparing the market values of the hedged items (based on the objective risk of the hedge) and of the hedging instruments in order to analyse whether the changes in the market value of the hedged items are offset by the market value of the hedging instruments, thereby mitigating the hedged risk and minimizing volatility in the income statement.
Prospectively, the same analysis is performed, measuring the theoretical market values in the event of parallel variations in the market curves of a positive basis point.
There is a macro hedge of structured loans in which the interest rate risk of fixed-rate loans (mortgage, personal or with other guarantees) granted to legal entities in commercial or corporate banking and wealth clients in the medium-long term is hedged. This hedge is instrumented as a macro hedge of fair value, the main hedging instruments being Interest Rate Swap and Cap&floors. In case of total or partial cancellation or early repayment, the customer is obliged to pay/receive the cost/income of the cancellation of the interest rate risk hedge managed by the Bank.
Regarding cash flow hedges, the objective is to hedge the cash flow exposure to changes in interest rates and exchange rates.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
For retrospective purposes, the hypothetical derivative methodology is used to measure effectiveness. By means of this methodology, the hedged risk is modelled as a derivative instrument -not real-, created exclusively for the purpose of measuring the effectiveness of the hedge, and which must comply with the fact that its main characteristics coincide with the critical terms of the hedged item throughout the period for which the hedging relationship is designated. This hypothetical derivative does not incorporate characteristics that are exclusive to the hedging instrument. Additionally, it is worth mentioning that any risk component not associated with the hedged objective risk and effectively documented at the beginning of the hedge is excluded for the purpose of calculating the effectiveness. The market value of the hypothetical derivative that replicates the hedged item is compared with the market value of the hedging instrument, verifying that the hedged risk is effectively mitigated and that the impact on the income statement due to potential ineffectiveness is residual.
Prospectively, the variations in the market values of the hedging instrument and the hedged item (represented by the hypothetical derivative) are measured in the event of parallel shifts of a positive basis point in the affected market curves.
There is another macro-hedge, this time of cash flows, the purpose of which is to actively manage the risk-free interest rate risk (excluding credit risk) of a portion of the floating rate assets of Banco Santander, S.A., through the arrangement of interest rate derivatives whereby the bank exchanges floating rate interest flows for others at a fixed rate agreed at the time the transactions are arranged. The items affected by the Macro-hedging have been designated as those in which their cash flows are exposed to interest rate risk, specifically the floating rate mortgages of the Banco Santander, S.A. network referenced to Euribor 12 Months or Euribor Mortgage, with annual renewal of rates, classified as sound risk and which do not have a contractual floor (or, if not, this floor is not activated). The hedged position affecting the Macro Cash Flow Hedge at the present time is near to EUR 5,000 million.
Regarding net foreign investments hedges, basically, they are allocated in Banco Santander, S.A. and Santander Consumer Finance Group. Grupo Santander assumes as a priority risk management objective to minimize -to the limit determined by the Group's Financial Management- the impact on the calculation of the capital ratio of its permanent investments included within the Group's consolidation perimeter, and whose shares or equity interests are legally denominated in a currency other than that of the Group's parent company. For this purpose, financial instruments (generally derivatives) are contracted to hedge the impact on the capital ratio of changes in forward exchange rates. Grupo Santander mainly hedges the risk for the following currencies: BRL, CLP, MXN, CAD, COP, CNY, GBP, CHF, NOK, USD, PLN, UYU and PEN. The instruments used to hedge the risk of these investments are forex swaps, forex forward and spot currency purchases/sales.
For this type of hedges, ineffectiveness scenarios are considered to be of low probability, given that the hedging instrument is designated considering the position determined and the spot rate at which the position is located.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The following table sets out the maturity profile of the hedging instruments used in Grupo Santander non-dynamic hedging strategies:

EUR million
	31 December 2025
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges	17,263	20,353	87,830	176,040	36,571	338,057
Interest rate risk	15,778	19,042	82,060	160,461	28,007	305,348
Interest rate swap	15,588	18,565	78,893	146,294	26,643	285,983
Future interest rate	190	477	3,167	14,167	1,364	19,365
Exchange rate risk	963	365	1,086	—	242	2,656
Fx forward	963	365	1,086	—	—	2,414
Future interest rate	—	—	—	—	242	242
Interest rate and exchange rate risk	522	946	4,684	15,079	6,202	27,433
Interest rate swap	15	54	218	3,898	1,267	5,452
Currency swap	507	892	4,466	11,181	4,935	21,981
Base risk	—	—	—	500	—	500
Interest rate swap	—	—	—	500	—	500
Inflation risk	—	—	—	—	2,120	2,120
Inflation swap	—	—	—	—	2,120	2,120

Cash flow hedges	6,499	4,405	21,536	103,955	11,874	148,269
Interest rate risk	3,497	1,347	12,090	76,749	6,286	99,969
Future interest rate	—	—	13	11,837	507	12,357
Interest rate swap	3,497	1,347	12,077	64,712	5,779	87,412
Cap&Floor	—	—	—	200	—	200
Exchange rate risk	981	1,169	4,062	15,467	3,112	24,791
FX forward	874	1,025	1,546	—	—	3,445
FX swap	66	92	492	956	—	1,606
Currency swap	41	52	2,024	14,511	3,112	19,740
Interest rate and exchange rate risk	2,021	1,887	5,371	11,690	2,476	23,445
Interest rate swap	761	—	227	2,085	180	3,253
Currency swap	1,260	1,887	5,144	9,605	2,296	20,192
Equity risk	—	2	13	49	—	64
Equity option	—	2	13	49	—	64

Hedges of net investments in foreign operations:	2,945	5,218	11,296	207	—	19,666
Exchange rate risk	2,945	5,218	11,296	207	—	19,666
FX forward	2,893	5,218	11,296	207	—	19,614
FX swap	52	—	—	—	—	52
	26,707	29,976	120,662	280,202	48,445	505,992

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	31 December 2024
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges	9,791	15,953	88,519	163,086	31,548	308,897
Interest rate risk	8,725	14,680	85,981	154,440	26,326	290,152
Of which:
Interest rate swap	7,910	11,913	83,890	148,913	24,089	276,715
Exchange rate risk	1,054	717	469	112	2,059	4,411
Of which:
Fx forward	1,054	717	469	—	—	2,240
Future interest rate	—	—	—	—	2,059	2,059
Interest rate and exchange rate risk	12	511	2,019	8,034	3,163	13,739
Of which:
Interest rate swap	—	149	104	1,543	924	2,720
Currency swap	12	361	1,915	6,491	2,240	11,019
Base risk	—	—	—	500	—	500
Interest rate swap	—	—	—	500	—	500
Equity risk	—	45	50	—	—	95
Equity swap	—	45	50	—	—	95

Cash flow hedges	19,696	10,088	43,111	94,030	12,346	179,271
Interest rate risk	14,628	7,932	30,390	75,459	6,094	134,503
Of which:
Future interest rate	6,621	—	—	—	—	6,621
Interest rate swap	7,146	5,856	20,846	67,495	5,320	106,663
Exchange rate risk	2,982	1,377	8,765	14,703	2,826	30,653
Of which:
FX forward	2,594	1,310	5,382	—	—	9,286
Currency swap	133	66	3,383	14,704	1,671	19,957
Interest rate and exchange rate risk	2,086	778	3,785	3,813	1,262	11,724
Of which:
Interest rate swap	997	—	395	1,260	440	3,092
Currency swap	1,090	778	3,389	2,553	822	8,632
Inflation risk	—	—	153	—	2,163	2,316
Of which:
Inflation swap	—	—	—	—	2,163	2,163
Equity risk	—	1	18	55	1	75
Option	—	1	18	55	1	75

Hedges of net investments in foreign operations:	3,918	5,644	13,997	—	—	23,559
Exchange rate risk	3,918	5,644	13,997	—	—	23,559
FX forward	3,918	5,644	13,997	—	—	23,559
	33,405	31,685	145,627	257,116	43,894	511,727

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	31 December 2023
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges	6,862	14,535	59,170	139,486	21,739	241,792
Interest rate risk	6,266	13,749	56,860	131,323	17,179	225,377
Of which:
Interest rate swap	6,176	13,525	55,918	125,405	14,358	215,382
Exchange rate risk	566	678	619	50	2,418	4,331
Fx forward	566	678	619	50	—	1,913
Future interest rate	—	—	—	—	2,418	2,418
Interest rate and exchange rate risk	30	108	1,691	8,113	2,142	12,084
Currency swap	30	87	1,370	6,605	1,681	9,773
Interest rate swap	—	21	321	1,508	461	2,311

Cash flow hedges	7,873	16,149	43,913	83,291	6,570	157,796
Interest rate risk	4,467	6,859	30,846	53,038	2,570	97,780
Of which:
Future interest rate	—	—	—	3,020	—	3,020
Interest rate swap	4,241	6,429	29,863	48,735	2,301	91,569
Exchange rate risk	2,655	7,087	6,607	16,711	1,763	34,823
Of which:
FX forward	2,013	2,344	4,617	2,186	—	11,160
Currency swap	642	2,209	1,990	14,525	677	20,043
Interest rate and exchange rate risk	407	1,547	2,270	7,187	806	12,217
Of which:
Interest rate swap	—	80	—	2,575	192	2,847
Currency swap	407	1,467	2,270	4,612	614	9,370
Inflation risk	344	656	4,182	6,296	1,430	12,908
Of which:
Currency swap	318	618	3,833	6,296	1,430	12,495
Equity risk	—	—	8	59	1	68
Option	—	—	8	59	1	68

Hedges of net investments in foreign operations:	4,303	4,940	9,463	—	—	18,706
Exchange rate risk	4,303	4,940	9,463	—	—	18,706
FX forward	4,303	4,940	9,463	—	—	18,706
	19,038	35,624	112,546	222,777	28,309	418,294

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Additionally, for Santander UK Group Holdings plc and Banco Santander, S.A., both the maturity profile, the average interest and exchange rate of hedging instruments by maturity buckets are shown:
Santander UK Group Holdings plc group

	31 December 2025
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	14,490	12,469	69,366	86,738	6,222	189,285
Average fixed interest rate (%) GBP	4.150	4.703	4.021	3.508	4.181
Average fixed interest rate (%) EUR	—	0.216	—	0.621	0.437
Average fixed interest rate (%) USD	—	—	—	4.091	1.325
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	27.000	30	357	6,936	1,808	9,158
Average GBP/EUR exchange rate	1.176	1.138	1.158	1.177	1.182
Average GBP/USD exchange rate	—	—	1.249	1.346	1.293
Average fixed interest rate (%) EUR	2	3	4.080	2.812	2.822
Average fixed interest rate (%) USD	—	—	4.991	4.385	4.364
Inflation risk
Interest rate instruments
Nominal	—	—	—	—	2,120	2,120
Average fixed interest rate (%) GBP	—	—	—	—	4.997
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	360	111	3,472	35,087	4,067	43,097
Average fixed interest rate (%) GBP	4.373	4.235	3.344	3.881	4.481
Foreign exchange risk
Exchange and interest rate instruments
Nominal	—	—	1,982	14,238	3,112	19,332
Average GBP/JPY exchange rate	—	—	—	—	—
Average GBP/CHF exchange rate	—	—	1.121	1.111	—
Average GBP/EUR exchange rate	—	—	—	1.180	1.172
Average GBP/USD exchange rate	—	—	1.334	1.275	1.373
Average GBP/CAD exchange rate	—	—	—	—	—
Equity risk
Equity instruments
Nominal	—	2	13	49	—	64
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	—	—	87	2,206	420	2,713
Average GBP/EUR exchange rate	—	—	1.166	1.181	1.172
Average GBP/USD exchange rate	—	—	1.334	1.281	1.397
Average fixed interest rate (%) GBP	—	—	2.609	3.973	4.475

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	31 December 2024
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	5,033	7,598	64,755	93,176	4,110	174,672
Average fixed interest rate (%) GBP	3.749	4.293	4.496	3.868	3.653
Average fixed interest rate (%) EUR	0.200	(0.346)	(0.446)	0.585	4.370
Average fixed interest rate (%) USD	1.677	1.534	1.531	5.756	0.449
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	—	212	258	2,280	1,152	3,902
Average GBP/EUR exchange rate	—	1.136	1.158	1.162	1.176
Average GBP/USD exchange rate	—	—	—	1.318	1.281
Average fixed interest rate (%) EUR	—	—	1.350	3.304	2.940
Average fixed interest rate (%) USD	—	—	—	4.831	4.375
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	5,330	4,190	14,896	34,841	4,325	63,582
Average fixed interest rate (%) GBP	4.592	4.075	4.761	3.707	4.352
Foreign exchange risk
Exchange and interest rate instruments
Nominal	311	954	5,941	13,235	2,730	23,171
Average GBP/JPY exchange rate	178.368	179.995	187.640	—	—
Average GBP/CHF exchange rate	—	—	1.086	1.115	—
Average GBP/EUR exchange rate	—	1.203	1.188	1.177	1.162
Average GBP/USD exchange rate	—	—	1.238	1.297	1.388
Average GBP/CAD exchange rate	—	—	1.758	—	—
Equity risk
Equity instruments
Nominal	—	—	19	55	1	75
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	1,993	476	1,039	2,294	707	6,509
Average GBP/EUR exchange rate	1.124	1.370	1.161	1.213	1.179
Average GBP/USD exchange rate	—	—	1.538	1.319	1.537
Average fixed interest rate (%) GBP	1.480	2.760	3.203	2.771	4.885
Inflation risk
Interest rate instruments
Nominal	—	—	—	—	2,163	2,163
Average fixed interest rate (%) GBP	—	—	—	—	4.983

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	31 December 2023
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	4,163	8,230	37,158	70,075	3,467	123,093
Average fixed interest rate (%) GBP	2.380	3.190	3.420	3.890	3.990
Average fixed interest rate (%) EUR	1.140	0.180	0.450	0.210	3.920
Average fixed interest rate (%) USD	2.600	2.460	4.230	1.360	4.910
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	—	41	—	2,172	198	2,411
Average GBP/EUR exchange rate	—	1.113	—	1.156	1.148
Average GBP/USD exchange rate	—	—	—	1.318	—
Average fixed interest rate (%) EUR	—	—	—	2.770	3.480
Average fixed interest rate (%) USD	—	—	—	4.830	—
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	1,050	3,553	15,756	31,941	1,405	53,705
Average fixed interest rate (%) GBP	5.060	3.050	5.380	3.840	3.450
Foreign exchange risk
Exchange and interest rate instruments
Nominal	1,068	6,266	3,104	10,888	1,763	23,089
Average GBP/JPY exchange rate	154.135	153.954	167.846	—	—
Average GBP/CHF exchange rate	1.092	1.093	1.089	1.121	1.121
Average GBP/EUR exchange rate	—	1.197	1.167	1.179	—
Average GBP/USD exchange rate	—	1.392	—	1.277	1.388
Equity risk
Equity instruments
Nominal	—	—	8	58	2	68
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	100	905	576	5,614	719	7,914
Average GBP/EUR exchange rate	1,183	—	1.254	1.198	1.189
Average GBP/USD exchange rate	—	1,663	—	1.383	1.537
Average fixed interest rate (%) GBP	2.570	2.540	2.960	2.420	4.810

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Banco Santander, S.A.

	31 December 2025
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	746	2,790	6,849	34,331	17,003	61,719
Average fixed interest rate (%) GBP	—	2.155	1.500	5.725	5.371
Average fixed interest rate (%) EUR	3.303	2.809	2.101	3.139	0.330
Average fixed interest rate (%) CHF	—	—	—	0.403	—
Average fixed interest rate (%) USD	5.075	4.422	1.983	3.653	4.991
Average fixed interest rate (%) CZK	—	1.650	2.350	—	—
Average fixed interest rate (%) NOK	—	—	—	—	2.403
Average fixed interest rate (%) AUD	—	—	—	—	3.824
Average fixed interest rate (%) RON	—	—	4.880	3.200	—
Average fixed interest rate (%) HKD	—	—	—	1.960	—
Average fixed interest rate (%) NZD	—	—	—	—	3.252
Foreign exchange risk
Exchange and interest rate instruments
Nominal	329	250	697	—	—	1,276
Average CNY/EUR exchange rate	—	8,273	8,284	—	—
Average MXN/EUR exchange rate	2,173	—	—	—	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	46	99	956	3,750	1,608	6,459
Average fixed interest rate (%) AUD/EUR	—	—	—	5.710	6.101
Average fixed interest rate (%) CZK/EUR	—	—	—	4.264	—
Average fixed interest rate (%) RON/EUR	—	—	—	—	0.697
Average fixed interest rate (%) HKD/EUR	—	—	—	4.618	—
Average fixed interest rate (%) JPY/EUR	—	—	—	0.975	1.407
Average fixed interest rate (%) NOK/EUR	—	—	—	3.441	4.155
Average fixed interest rate (%) CHF/EUR	—	—	—	2.021	1.919
Average fixed interest rate (%) USD/CLP	—	—	—	—	—
Average fixed interest rate (%) USD/COP	11.669	11.703	9.869	9.356	—
Average fixed interest rate (%) USD/MXN	—	—	8.800	—	—
Average AUD/EUR exchange rate	—	—	—	1.617	1.584
Average NZD/EUR exchange rate	—	—	—	—	1.666
Average CZK/EUR exchange rate	—	26.131	25.365	24.832	—
Average EUR/COP exchange rate	—	—	—	—	—
Average EUR/USD exchange rate	—	—	0.940	0.948	—
Average HKD/EUR exchange rate	—	—	—	8.488	—
Average JPY/EUR exchange rate	—	—	—	137.802	129.229
Average MXN/EUR exchange rate	—	—	—	19.083	—
Average NOK/EUR exchange rate	—	—	—	9.519	10.651
Average RON/EUR exchange rate	—	—	4.948	4.927	4.980
Average CHF/EUR exchange rate	—	—	—	1.019	0.935
Average USD/COP exchange rate	—	—	—	—	—
Average USD/MXN exchange rate	—	—	0.055	—	—
Basis Risk
Basis risk instruments
Nominal	—	—	—	500	—	500

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	31 December 2025
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Cash flow hedges
Interest rate and foreign exchange rate risk
Interest rate and foreign exchange rate instruments
Nominal	236	—	288	213	80	817
Average fixed interest rate (%) AUD/EUR	—	—	—	5.678	—
Average fixed interest rate (%) CHF/EUR	2.258	—	—	—	—
Average AUD/EUR exchange rate	—	—	1.590	1.577	1.562
Average RON/EUR exchange rate	—	—	4.940	—	—
Average CHF/EUR exchange rate	1.002	—	—	—	—
Interest rate risk
Bond Forward instruments
Nominal	—	—	2,120	9,003	507	11,630
Average fixed interest rate (%) EUR	—	—	2.964	2.695	3.016
Average fixed interest rate (%) AUD	—	—	1.650	—	—
Exchange rate risk
Exchange instruments
Nominal	9	—	9	—	—	18
Average exchange rate GBP/EUR	1.129	—	1.119	—	—
Hedges of net investments in foreign operations
Exchange rate risk
Exchange and interest rate instruments
Nominal	2,574	4,530	9,866	207	—	17,177
Average BRL/EUR exchange rate	6.892	6.979	6.652	—	—
Average CLP/EUR exchange rate	1,054.241	1,018.994	1,108.027	1,099.571	—
Average COP/EUR exchange rate	—	4,566	—	—	—
Average GBP/EUR exchange rate	0.860	0.867	0.884	—	—
Average MXN/EUR exchange rate	22.187	23.465	22.823	—	—
Average USD/EUR exchange rate	—	1.078	1.175	—	—
Average PLN/EUR exchange rate	4.321	4.307	4.309	—	—
Average CAD/EUR exchange rate	1.611	—	—	—	—
Average UYU/EUR exchange rate	48.093	48.729	49.916	53.350	—

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	31 December 2024
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	1,431	4,446	6,878	33,324	15,991	62,070
Average fixed interest rate (%) GBP	—	0.020	3.120	2.640	5.370
Average fixed interest rate (%) EUR	1.340	0.010	2.000	3.460	3.170
Average fixed interest rate (%) USD	0.010	3.500	2.740	4.460	4.720
Average fixed interest rate (%) CZK	—	—	—	2.000	—
Average fixed interest rate (%) NOK	—	—	—	—	2.400
Average fixed interest rate (%) AUD	—	—	—	—	3.820
Average fixed interest rate (%) RON	—	3.610	—	4.200	—
Average fixed interest rate (%) HKD	—	—	—	1.960	—
Average fixed interest rate (%) NZD	—	—	—	—	3.250
Foreign exchange risk
Exchange and interest rate instruments
Nominal	473	405	287	—	—	1,165
Average CNY/EUR exchange rate	7,710	7,710	7,710	—	—
Average MXN/EUR exchange rate	2,178	—	—	—	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	12	148	1,355	4,859	1,669	8,043
Average fixed interest rate (%) AUD/EUR	—	—	—	5.690	6.100
Average fixed interest rate (%) CZK/EUR	—	—	—	4.190	—
Average fixed interest rate (%) RON/EUR	—	—	—	—	6.970
Average fixed interest rate (%) HKD/EUR	—	—	—	4.620	—
Average fixed interest rate (%) JPY/EUR	—	—	—	1.300	1.410
Average fixed interest rate (%) NOK/EUR	—	—	—	3.440	4.500
Average fixed interest rate (%) CHF/EUR	—	—	—	2.030	2.250
Average fixed interest rate (%) USD/COP	—	12.750	10.580	10.540	7.760
Average fixed interest rate (%) EUR/GBP	6.690	—	—	—	—
Average fixed interest rate (%) USD/MXN	—	—	11.300	—	—
Average AUD/EUR exchange rate	—	—	—	1.599	1.584
Average NZD/EUR exchange rate	—	—	—	—	1.666
Average CZK/EUR exchange rate	—	—	26.030	25.634	—
Average EUR/GBP exchange rate	1.189	—	—	—	—
Average EUR/USD exchange rate	—	—	0.982	0.943	—
Average HKD/EUR exchange rate	—	—	—	8.488	—
Average JPY/EUR exchange rate	—	—	—	134.151	129.229
Average MXN/EUR exchange rate	—	—	—	19.083	—
Average NOK/EUR exchange rate	—	—	—	9.519	10.429
Average RON/EUR exchange rate	—	4.810	—	4.940	4.980
Average CHF/EUR exchange rate	—	—	—	1.019	0.932
Average USD/COP exchange rate	—	—	—	—	—
Average USD/MXN exchange rate	—	—	0.052	—	—
Basis Risk
Basis risk instruments
Nominal	—	—	—	500	—	500

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	31 December 2024
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Cash flow hedges
Interest rate and foreign exchange rate risk
Interest rate and foreign exchange rate instruments
Nominal	—	—	—	1,055	84	1,139
Average fixed interest rate (%) AUD/EUR	—	—	—	3.520	—
Average fixed interest rate (%) CHF/EUR	—	—	—	3.110	—
Average AUD/EUR exchange rate	—	—	—	1.580	1.560
Average RON/EUR exchange rate	—	—	—	4.940	—
Average CHF/EUR exchange rate	—	—	—	1.000	—
Interest rate risk
Bond Forward instruments
Nominal	—	—	6,200	5,820	—	12,020
Average fixed interest rate (%) EUR	—	—	—	2.910	—
Exchange rate risk
Exchange instruments
Nominal	14	83	125	—	—	222
Average exchange rate GBP/EUR	1.200	1.170	1.190	—	—
Hedges of net investments in foreign operations
Exchange rate risk
Exchange and interest rate instruments
Nominal	3,240	5,070	12,821	—	—	21,131
Average BRL/EUR exchange rate	5.990	6.120	6.270	—	—
Average CLP/EUR exchange rate	1,052.780	1,066.580	1,045.090	—	—
Average COP/EUR exchange rate	—	4,703	—	—	—
Average GBP/EUR exchange rate	0.860	0.850	0.850	—	—
Average MXN/EUR exchange rate	20.280	19.830	21.970	—	—
Average USD/EUR exchange rate	1.090	1.080	1.090	—	—
Average PLN/EUR exchange rate	4.370	4.410	4.410	—	—
Average CAD/EUR exchange rate	—	1.500	—	—	—
Average CHF/EUR exchange rate	—	0.940	—	—	—
Average UYU/EUR exchange rate	45.820	45.160	48.290	—	—

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	31 December 2023
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	1,532	194	7,880	22,714	8,775	41,095
Average fixed interest rate (%) GBP	—	—	1.375	4.479	2.036
Average fixed interest rate (%) EUR	0.096	0.014	2.085	2.422	3.421
Average fixed interest rate (%) CHF	—	—	1.010	—	—
Average fixed interest rate (%) USD	0.015	3.688	2.603	3.801	4.446
Foreign exchange risk
Exchange and interest rate instruments
Nominal	278	634	524	50	—	1,486
Average PEN/USD exchange rate	3.784	3.751	—	—	—
Average CNY/EUR exchange rate	—	7.323	7.732	7.716	—
Average AUD/EUR exchange rate	1.648	1.665	—	—	—
Average MXN/EUR exchange rate	—	19.363	—	—	—
Average COP/USD exchange rate	4,159.190	3,998.060	—	—	—
Average MAD/EUR exchange rate	10.929	11.057	—	—	—
Average PEN/EUR exchange rate	4.095	4.110	—	—	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	30	66	1,450	4,321	1,150	7,017
Average fixed interest rate (%) AUD/EUR	—	—	—	4.800	3.615
Average fixed interest rate (%) CZK/EUR	—	—	—	2.000	—
Average fixed interest rate (%) RON/EUR	5.130	—	—	3.967	—
Average fixed interest rate (%) HKD/EUR	—	—	2.580	5.270	—
Average fixed interest rate (%) JPY/EUR	—	—	0.465	1.298	1.407
Average fixed interest rate (%) NOK/EUR	—	—	—	3.441	4.501
Average fixed interest rate (%) CHF/EUR	—	—	—	1.243	—
Average fixed interest rate (%) USD/MXN	—	—	14.250	—	—
Average fixed interest rate (%) USD/COP	—	17.980	6.152	13.207	7.149
Average fixed interest rate (%) EUR/USD	—	—	(0.140)	—	—
Average fixed interest rate (%) USD/CLP	—	—	3.450	—	—
Average AUD/EUR exchange rate	—	—	—	1.499	1.545
Average CZK/EUR exchange rate	—	—	—	25.831	—
Average EUR/USD exchange rate	—	—	0.891	0.961	—
Average HKD/EUR exchange rate	—	—	8.782	8.666	—
Average JPY/EUR exchange rate	—	—	120.568	134.151	129.229
Average NOK/EUR exchange rate	—	—	—	9.519	10.429
Average RON/EUR exchange rate	4.711	—	—	4.887	—
Average CHF/EUR exchange rate	—	—	—	1.104	—
Average MXN/EUR exchange rate	—	—	—	—	19.083
Average USD/CLP exchange rate	—	—	0.001	—	—
Average NZD/EUR exchange rate	—	—	—	—	1.666
Average USD/MXN exchange rate	—	—	0.058	—	—

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	31 December 2023
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Cash flow hedges
Interest rate and foreign exchange rate risk
Interest rate and foreign exchange rate instruments
Nominal	—	—	414	1,075	86	1,575
Average fixed interest rate (%) CHF/EUR	—	—	—	3.106	—
Average fixed interest rate (%) AUD/EUR	—	—	—	3.521	—
Average EUR/GBP exchange rate	—	—	1.173	—	—
Average AUD/EUR exchange rate	—	—	1.625	1.584	1.562
Average RON/EUR exchange rate	—	—	—	4.940	—
Average CHF/EUR exchange rate	—	—	—	1.002	—
Interest rate risk
Bond Forward instruments
Nominal	750	1,500	7,750	0	0	10,000
Average fixed interest rate (%) EUR	(0.124)	(0.889)	0.016	—	—
Exchange rate risk
Exchange instruments
Nominal	13	25	111	—	—
Average exchange rate GBP/EUR	1.148	1.146	1.138	—	—
Hedges of net investments in foreign operations
Exchange rate risk
Exchange and interest rate instruments
Nominal	3,593	4,870	8,034	—	—	16,497
Average BRL/EUR exchange rate	5.569	5.505	5.481	—	—
Average CLP/EUR exchange rate	916.724	936.166	987.202	—	—
Average COP/EUR exchange rate	—	4,525.656	—	—	—
Average GBP/EUR exchange rate	0.866	0.867	0.876	—	—
Average MXN/EUR exchange rate	20.078	20.589	20.210	—	—
Average USD/EUR exchange rate	—	1.129	1.081	—	—
Average PLN/EUR exchange rate	4.664	4.752	4.580	—	—
Average CAD/EUR exchange rate	—	1.461	—	—	—
Average CHF/EUR exchange rate	—	0.940	—	—	—
Average UYU/EUR exchange rate	43.235	43.521	44.400	—	—

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Other geographies
Consumer Group entities mainly have loans portfolios at fixed interest rates and are therefore, exposed to changes in fair value due to movements in market interest rates. The entities manage this risk by contracting interest rate swaps in which they pay a fixed rate and receive a variable rate. Interest rate risk is the only one hedged and, therefore, other risks, such as credit risk, are managed but not hedged by the entities. The interest rate risk component is determined as the change in fair value of fixed rate loans arising solely from changes in a reference rate. This strategy is designated as a fair value hedge and its effectiveness is assessed by comparing changes in the fair value of loans attributable to changes in reference interest rates with changes in the fair value of interest rate swaps.
In addition, in order to access international markets with the aim of obtaining sources of financing, some Consumer Group´s entities issue fixed rate debt in their own currency and in other currencies that differ from their functional currency. Therefore, they are exposed to changes in both interest rates and exchange rates, which they mitigate with derivatives (interest rate swaps, fx forward and cross currency swaps) in which they receive a fixed interest rate and pay a variable interest rate, implemented with a fair value hedge.
The cash flow hedges of the Grupo Santander´s entities hedge the foreign currency risk of loans and financing.
Finally, it has hedges of net investments abroad to hedge the foreign exchange risk of the shareholding in NOK, CNY, PLN, CAD and CHF currencies.
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, applies accounting hedges for both fair value and cash flows through micro-hedging structures to mitigate risks arising from fluctuations in interest rates and exchange rates.
In its cash flow hedges, the Bank is primarily exposed to exchange rate risk stemming from portfolios of Mexican government bonds issued in a currency other than its functional currency, Brazilian government bonds denominated in reais, US Treasury bonds in dollars, and fixed-rate debt issuances in USD. These exposures are mitigated through fixed-rate cross-currency swaps and FX forward contracts, using different currency combinations (MXN, USD, and BRL) depending on the nature of each portfolio.
The Bank also maintains exposures to interest rate risk associated with bank loans and commercial loans, both fixed-rate and floating-rate. To manage this risk, interest rate swaps are used, whereby the Bank exchanges fixed-rate cash flows for variable-rate cash flows or vice versa, in order to stabilize future cash flows.
In its fair value hedges, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México holds portfolios of long-term, fixed-rate commercial loans and Mexican government bonds, denominated in both local and non-functional currencies. These portfolios are exposed to changes in fair value resulting from fluctuations in market interest rates and, where applicable, exchange rates. These exposures are mitigated through interest rate swaps and cross-currency swaps, designated as hedging instruments.

Only interest rate and exchange rate risks are hedged, while other risks, such as credit risk, are managed by the entity but are not designated as hedged risks within the hedging relationships. The effectiveness of the hedges is assessed by comparing the changes in the fair value of the hedged items attributable to the hedged risk with the changes in the fair value of the derivative instruments.
Banco Santander (Brasil) S.A. has fair value and cash flow hedges to mitigate risks arising from market interest rate fluctuations.
In market risk hedging, the Bank protects recognized assets and liabilities against changes in interest rates, exchange rates, and inflation. The risk management methodology segments exposures by risk factor (BRL/USD exchange rate risk, BRL fixed interest rate risk, USD foreign exchange coupon risk, inflation risk, among others). To mitigate these risks, the Bank primarily uses interest rate swaps, currency swaps, and futures contracts, designated as hedging instruments within hedge accounting structures. The results derived from hedging instruments and hedged items are recognized directly in the income statement.
In cash flow hedging, Banco Santander (Brasil) S.A. hedges its exposure to cash flow variability, primarily associated with interest payments and exchange rate movements, arising from assets and liabilities denominated in foreign currency or at variable rates. To this end, futures contracts and interest rate swaps are used to provide predictability to future cash flows. The effective portion of the change in the value of the hedging instruments is temporarily recognized in equity and reclassified to profit or loss when the anticipated transaction occurs, while the ineffective portion is recognized directly in profit or loss. As of December 31, 2025, no amounts corresponding to the ineffective portion have been recorded.
Additionally, Banco Santander - Chile uses fair value hedges with cross currency swaps, interest rate swaps and call money swaps to hedge its exposure to changes in the fair value of the hedged item attributable to interest rates. The aforementioned hedging instruments modify the effective cost of long-term issues, from a fixed interest rate to a variable interest rate.
In addition, it also makes cash flow hedges in which it uses cross currency swaps to cover the risk of variability of flows attributable to changes in the interest rate of bonds and interbank loans issued at variable rates, as well as to cover the variation of foreign currency, mainly in United States dollars. To hedge the inflation risk present in certain items, it uses both forwards and cross currency swaps.
At Santander Bank, National Association, Interest Rate Swaps are used to leave commercial loans at a fixed rate at a variable rate in USD indexed to 1-month Libor or SOFR, under cash flow hedges.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Regarding the hedged items, the following table shows the detail of the type of hedging, the risk that is hedged and which products are being hedged at 31 December 2025, 2024 and 2023. The products that are being hedged are mainly borrowed deposits, financial deposits, loans, government bonds as assets and financial bonds as liabilities:

	EUR million
	31 December 2025
	Carrying amount of hedged items		Accumulated amount of fair value adjustments on the hedged item		Balance sheet line item	Change in fair value of hedged item for ineffectiveness assessment	Cash flow reserves or conversion reserves
	Assets	Liabilities	Assets	Liabilities			Continuing hedges	Discontinued hedges
Fair value hedges	166,907	107,124	(191)	490	Loans and advances / Deposits and Debt securities / Debt securities issued	461	—	—
Interest rate risk	152,380	93,395	(201)	364		400	—	—
Exchange rate risk	2,154	242	(6)	—		(43)	—	—
Interest and Exchange rate risk	9,619	13,487	3	126		66	—	—
Inflation risk	2,253	—	13	—		38	—	—
Credit risk	—	—	—	—		—	—	—
Base risk	501	—	—	—		—	—	—
Equity risk	—	—	—	—		—	—	—

Cash flow hedges						(1,063)	401	235
Interest rate risk						(1,174)	381	86
Exchange rate risk						240	(8)	—
Interest and Exchange rate risk						(8)	28	(13)
Inflation risk						(131)	—	162
Equity risk						10		—
Other risk						—	—	—

Net foreign investments hedges	19,666	—				(136)	(7,867)	2
Exchange rate risk	19,666	—				(136)	(7,867)	2
	186,573	107,124	(191)	490		(738)	(7,466)	237

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	EUR million
	31 December 2024
	Carrying amount of hedged items		Accumulated amount of fair value adjustments on the hedged item		Balance sheet line item	Change in fair value of hedged item for ineffectiveness assessment	Cash flow reserves or conversion reserves
	Assets	Liabilities	Assets	Liabilities			Continuing hedges	Discontinued hedges
Fair value hedges	138,906	32,642	(1,412)	(1,200)	Loans and advances / Deposits and Debt securities / Debt securities issued	(461)	—	—
Interest rate risk	133,149	23,780	(1,345)	(1,176)		(343)	—	—
Exchange rate risk	2,017	1,562	1	3		(118)	—	—
Interest and Exchange rate risk	3,238	7,205	(68)	(27)		1	—	—
Inflation risk	—	—	—	—		—	—	—
Credit risk	—	—	—	—		—	—	—
Base risk	502	—	—	—		—	—	—
Equity risk	—	95	—	—		(1)	—	—

Cash flow hedges						(564)	(478)	50
Interest rate risk						(156)	(794)	83
Exchange rate risk						(439)	213	19
Interest and Exchange rate risk						(40)	11	—
Inflation risk						69	82	(52)
Equity risk						2	10	—

Net foreign investments hedges	23,559	—				(420)	(8,002)	—
Exchange rate risk	23,559	—				(420)	(8,002)	—
	162,465	32,642	(1,412)	(1,200)		(1,445)	(8,480)	50

	EUR million
	31 December 2023
	Carrying amount of hedged items		Accumulated amount of fair value adjustments on the hedged item		Balance sheet line item	Change in fair value of hedged item for ineffectiveness assessment	Cash flow reserves or conversion reserves
	Assets	Liabilities	Assets	Liabilities			Continuing hedges	Discontinued hedges
Fair value hedges	134,095	26,946	(1,798)	(1,652)	Loans and advances / Deposits and Debt securities / Debt securities issued	1,928		—
Interest rate risk	130,672	19,176	(1,682)	(1,546)		1,757	—	—
Exchange rate risk	637	1,365	(1)	(3)		60	—	—
Interest and Exchange rate risk	2,786	6,405	(115)	(103)		111	—	—
Inflation risk	—	—	—	—		—	—	—
Credit risk	—	—	—	—		—	—	—

Cash flow hedges						(1,824)	(813)	(173)
Interest rate risk						(2,182)	(797)	(77)
Exchange rate risk						500	(80)	—
Interest and Exchange rate risk						100	(144)	—
Inflation risk						(233)	196	(96)
Equity risk						(9)	12	—

Net foreign investments hedges	18,706	—				1,888	(8,684)	—
Exchange rate risk	18,706	—				1,888	(8,684)	—
	152,801	26,946	(1,798)	(1,652)		1,992	(9,497)	(173)

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The cumulative amount of adjustments of the fair value hedging instruments that remain in the balance for hedges items that are no longer adjusted by profit and loss of coverage as at 31 December 2025 is EUR 227 losses (EUR 775 million and EUR 1,006 million losses in 2024 and 2023, respectively).
The net impact of the hedges are shown in the following table:

	EUR million
	31 December 2025
	Earnings/(losses) recognised in another cumulative overall result	Ineffective recognised in the income statement	Line of the income statement that includes the ineffectiveness of cash flows	Reclassified amount of reserves to the income statement due to:
				Cover transaction affecting the income statement	Line of the income statement that includes reclassified items
Fair value hedges		7	Gains or losses financial assets/liabilities
Interest rate risk		(33)
Exchange rate risk		3
Interest rate and exchange rate risk		(9)
Inflation risk		46

Cash flow hedges	1,063	4		(706)	Interest margin/Gains or losses financial assets/liabilities
Interest rate risk	1,174	(3)		(638)
Exchange rate risk	(240)	7		85
Interest rate and exchange rate risk	8	(10)		(233)
Inflation risk	131			80
Equity risk	(10)	10	—	0

Net foreign investments hedges	136	—		—
Exchange rate risk	136	—		—
	1,199	11		(706)

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	EUR million
	31 December 2024
	Earnings/(losses) recognised in another cumulative overall result	Ineffective recognised in the income statement	Line of the income statement that includes the ineffectiveness of cash flows	Reclassified amount of reserves to the income statement due to:
				Cover transaction affecting the income statement	Line of the income statement that includes reclassified items
Fair value hedges		22	Gains or losses financial assets/liabilities
Interest rate risk		30	—
Exchange rate risk		(17)	—
Interest rate and exchange rate risk		9	—

Cash flow hedges	558	(6)	—	(1,256)	Interest margin/Gains or losses financial assets/liabilities
Interest rate risk	163	(12)	—	(1,166)
Exchange rate risk	312	20	—	319
Interest rate and exchange rate risk	155	(14)	—	(340)
Inflation risk	(70)	—	—	(69)
Equity risk	(2)	—	—	0

Net foreign investments hedges	420	—	—	—
Exchange rate risk	420	—		—
	978	16		(1,256)

	EUR million
	31 December 2023
	Earnings/(losses) recognised in another cumulative overall result	Ineffective coverage recognised in the income statement	Line of the income statement that includes the ineffectiveness of cash flows	Reclassified amount of reserves to the income statement due to:
				Cover transaction affecting the income statement	Line of the income statement that includes reclassified items
Fair value hedges		59	Gains or losses financial assets/liabilities
Interest rate risk		72
Exchange rate risk		(38)
Interest rate and exchange rate risk		25

Cash flow hedges	2,592	4	Gains or losses financial assets/liabilities	(2,622)	Interest margin/Gains or losses financial assets/liabilities
Interest rate risk	2,179	2		(1,647)
Exchange rate risk	7	(1)		(416)
Interest rate and exchange rate risk	164	2		(431)
Inflation risk	233	1		(128)
Equity risk	9	—		0

Net foreign investments hedges hedges	(1,888)	—		—
Exchange rate risk	(1,888)	—		—
	704	63		(2,622)

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The following table shows the movement in the impact of equity for the year:

EUR million
	2025	2024	2023
Balance at beginning of year	(8,300)	(9,424)	(9,187)
Cash flow hedges	1,049	558	2,592
Interest rate risk	1,155	163	2,179
A) Not designated elements - linked to a time period	(19)	—	—
Gain or loss in value - recognized in equity	(19)	—	—
Amounts transferred to income statements	—	—	—
Other reclassifications	—	—	—
B) Not designated elements - linked to a transaction	—	—	—
C) Designated elements	1,174	163	2,179
Amounts transferred to income statements	638	1,166	1,647
Gain or loss in value CFE - recognized in equity	536	(1,003)	532
Exchange rate risk	(229)	312	7
A) Not designated elements - linked to a time period	11	—	—
Gain or loss in value - recognized in equity	26	—	—
Amounts transferred to income statements	(15)	—	—
Other reclassifications	—	—	—
B) Not designated elements - linked to a transaction	—	—	—
C) Designated elements	(240)	312	7
Amounts transferred to income statements	(85)	(319)	416
Gain or loss in value CFE - recognized in equity	(155)	631	(409)
Interest rate and exchange rate risk	8	155	164
A) Not designated elements - linked to a time period	—	—	—
B) Not designated elements - linked to a transaction	—	—	—
C) Designated elements	8	155	164
Amounts transferred to income statements	233	340	431
Gain or loss in value CFE - recognized in equity	(225)	(185)	267
Inflation risk	131	(70)	233
Amounts transferred to income statements	(80)	69	128
Gain or loss in value CFE - recognized in equity	211	(139)	105
Equity risk	(16)	(2)	9
A) Not designated elements - linked to a time period	(6)	—	—
Gain or loss in value - recognized in equity	(8)	—	—
Amounts transferred to income statements	2	—	—
Other reclassifications	—	—	—
B) Not designated elements - linked to a transaction	—	—	—
C) Designated elements	(10)	(2)	9

Amounts transferred to income statements	—	—	—
Gain or loss in value CFE - recognized in equity	(10)	(2)	9
Net foreign investments hedges	136	420	(1,888)
Exchange rate risk	136	420	(1,888)
A) Not designated elements - linked to a time period	—	—	—
B) Not designated elements - linked to a transaction	—	—	—
C) Designated elements	136	420	(1,888)
Amounts transferred to income statements	—	—	—
Gain or loss in value CFE - recognized in equity	136	420	(1,888)
Fair Value hedges	—	—	—
Interest rate risk	—	—	—
A) Not designated elements - linked to a time period	—	—	—
B) Not designated elements - linked to a transaction	—	—	—
Exchange rate risk	—	—	—
A) Not designated elements - linked to a time period	—	—	—
B) Not designated elements - linked to a transaction	—	—	—
Interest rate and exchange rate risk	—	—	—
A) Not designated elements - linked to a time period	—	—	—
B) Not designated elements - linked to a transaction	—	—	—
Minorities, taxes and others	(330)	146	(941)

Balance at end of year	(7,445)	(8,300)	(9,424)

37. Discontinued operations
As a result of the agreement for the sale of part of the Polish business, the effect of these businesses on the consolidated income statement of 2025 has been classified under the line item 'Profit/(loss) after tax from discontinued operations', with the same classification applied for comparative purposes in the consolidated income statement of years 2024 and 2023 (see Note 3).
a) Breakdown
The following is a breakdown of the heading 'Profit/loss after tax from discontinued operations' at 31 December of 2025, 2024 and 2023:

EUR million	2025	2024	2023
Entities held for sale
Santander Bank Polska (Note 3)	1,542	1,241	1,058
Profit/loss after tax from discontinued operations	1,542	1,241	1,058

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
b) Gains or losses from entities held for sale
The following are the consolidated summary profit and loss accounts for the business held for sale in Poland:

EUR million
Condensed consolidated income statements	2025	2024	2023
Interest margin	3,006	2,881	2,611
Dividend income	4	4	3
Investments accounted for using the equity method	28	24	22
Net commissions	685	634	562
Net trading income	74	62	68
Other operating results	(77)	(109)	(94)
Total income	3,720	3,496	3,172
Administrative expenses, depreciation and amortisation cost	(1,014)	(885)	(793)
Impairment of financial assets A	(285)	(508)	(658)
Other results and provisions	(471)	(423)	(267)
Profit before taxes	1,950	1,680	1,454
Tax expense	(408)	(439)	(396)
Profit of the year	1,542	1,241	1,058
A.Of which EUR 144 million correspond to renegotiations or contractual modifications at 31 December 2025 (EUR 334 and 457 million at 31 December 2024 and 2023, respectively).

38. Interest income
Interest and similar income in the consolidated income statement comprises the interest accruing in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value; and the rectifications of income as a result of hedge accounting. Interest is recognised gross, without deducting any tax withheld at source.
The detail of the main interest and similar income items earned in 2025, 2024 and 2023 is as follows:

EUR million
	2025	2024	2023
Loans and advances, customers	70,830	74,900	67,879
Debt instruments	15,890	15,431	13,955
Loans and advances, central banks and credit institutions	7,599	8,195	7,229
Other interestA	7,391	10,486	12,679
	101,710	109,012	101,742
A.Mainly include the rectification of income originating from accounting hedges as well as interest on balances in central banks and on demand credit institutions.
Most of the interest and similar income was generated by the Group’s financial assets that are measured either at amortised cost or at fair value through other comprehensive income.

39. Interest expense
Interest expense and similar charges in the consolidated income statement includes the interest accruing in the year on all financial liabilities with an implicit or explicit return, including remuneration in kind, calculated by applying the effective interest method, irrespective of measurement at fair value; the rectifications of cost as a result of hedge accounting; and the interest cost attributable to provisions recorded for pensions.
The detail of the main items of interest expense and similar charges accrued in 2025, 2024 and 2023 is as follows:

EUR million
	2025	2024	2023
Customer deposits	31,735	35,714	32,457
Debt securities issued and subordinated liabilities	15,066	14,612	12,671
Marketable debt securities	13,580	13,255	11,661
Subordinated liabilities (note 23)	1,486	1,357	1,010
Central banks and credit institution deposits	8,151	9,381	9,360
Lease Liabilities	107	122	127
Provisions for pensions (note 25)	91	105	93
Other interest expense	4,212	5,291	6,384
	59,362	65,225	61,092
Most of the interest expense and similar charges was generated by the Group’s financial liabilities that are measured at amortised cost.
40. Dividend income
Dividend income includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.
The detail of income from dividends as follows:

EUR million
	2025	2024	2023
Dividend income classified as:
Financial assets held for trading	556	521	414
Non-trading financial assets mandatorily at fair value through profit or loss	57	71	68
Financial assets at fair value through other comprehensive income	102	118	86
	715	710	568

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
41. Commission income
Commission income comprises the amount of all fees and commissions accruing in favour of the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.
The detail of fee and commission income is as follows:

EUR million
	2025	2024	2023
Coming from collection and payment services
Bills	209	220	232
Demand accounts	1,359	1,411	1,372
Cards	4,039	4,067	4,146
Orders	607	657	656
Cheques and other	140	138	128
	6,354	6,493	6,534
Coming from non-banking financial products
Investment funds	1,428	1,389	1,037
Pension funds	238	194	178
Insurance	2,782	2,865	2,669
	4,448	4,448	3,884
Coming from Securities services
Securities underwriting and placement	602	586	502
Securities trading	654	452	331
Administration and custody	402	370	354
Asset management	385	254	341
	2,043	1,662	1,528
Other
Foreign exchange	848	705	678
Commitments and financial guarantees	718	713	621
Commitment fees	504	491	497
Structure Finance	902	709	551
Corporate Finance	243	213	136
Loans granted	259	318	259
Loan Servicing activities	118	130	45
Other fees and commissions	950	952	911
	4,542	4,231	3,698
	17,387	16,834	15,644

42. Commission expense
Commission expense shows the amount of all fees and commissions paid or payable by the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.
The detail of commission expense is as follows:

EUR million
	2025	2024	2023
Cards	1,744	1,816	1,858
By collection and return of effects	30	30	24
Financial guarantees and other commitments	359	323	282
Brokerages and intermediaries	130	181	204
Sales of insurance and funds	456	453	352
Other fees and commissions	1,692	1,655	1,429
	4,411	4,458	4,149
43. Gains or losses on financial assets and liabilities
The following information is presented below regarding the gains or losses recorded for financial assets or liabilities:
a) Breakdown
The detail, by origin, of Gains/losses on financial assets and liabilities:

EUR million
	2025	2024	2023
Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net	127	(117)	96
Financial assets at amortized cost	(89)	(190)	(3)
Other financial assets and liabilities	216	73	99
Of which debt instruments	133	50	51
Gains or losses on financial assets and liabilities held for trading, netA	1,017	1,344	2,316
Gains or losses on non-trading financial assets and liabilities mandatory at fair value through profit or loss	1,106	495	198
Gains or losses on financial assets and liabilities measured at fair value through profit or loss, netA	(307)	691	(92)
Gains or losses from hedge accounting, net	12	14	69
	1,955	2,427	2,587
A.Includes the net result obtained by transactions with debt securities, equity instruments, derivatives and short positions included in this portfolio when the Group jointly manages its risk in these instruments.

As explained in note 44, the above breakdown should be analysed in conjunction with the 'Exchange differences, net':

EUR million
	2025	2024	2023
Exchange differences, net	407	(216)	(22)

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b) Financial assets and liabilities at fair value through profit or loss
The detail of the amount of the asset balances is as follows:

EUR million
	2025	2024	2023
Loans and receivables:	80,218	72,931	51,072
Central banks	14,632	12,966	17,717
Credit institutions	26,380	27,722	14,520
Customers	39,206	32,243	18,835
Debt instruments	101,707	85,990	66,079
Equity instruments	27,845	21,277	19,125
Derivatives	58,355	64,100	56,328
	268,125	244,298	192,604
Grupo Santander mitigates and reduces this exposure as follows:
•With respect to derivatives, the Group has entered into framework agreements with a large number of credit institutions and customers for the netting-off of asset positions and the provision of collateral for non-payment.
At 31 December 2025 the exposure to credit risk of the derivatives presented in the balance sheet is not significant because they are subject to netting and collateral agreements (see note 51.d).
•Loans and advances to credit institutions and Loans and advances includes reverse repos amounting to EUR 71,129 million at 31 December 2025.
Also, mortgage-backed assets totalled EUR 1,597 million.
•Debt instruments include EUR 80,908 million of Spanish and foreign government securities.
At 31 December 2025 the amount of the change in the year in the fair value of financial assets at fair value through profit or loss attributable to variations in their credit risk (spread) was not material.
The detail of the amount of the liability balances is as follows:

EUR million
	2025	2024	2023
Deposits	106,003	87,374	80,503
Central banks	15,471	15,074	9,017
Credit institutions	28,482	27,909	19,597
Customer	62,050	44,391	51,889
Marketable debt securities	11,686	7,554	5,371
Short positions	44,015	35,830	26,174
Derivatives	51,968	57,753	50,589
Other financial liabilities	22	—	—
	213,694	188,511	162,637
At 31 December 2025, the amount of the change in the fair value of financial liabilities at fair value through profit or loss attributable to changes in their credit risk during the year is not material.
In relation to liabilities designated at fair value through profit or loss where it has been determined at initial recognition that the credit risk is recorded in accumulated 'Other comprehensive income' (see 'Statement of recognised income and expense') the amount that the Group would be contractually obliged to pay on maturity of these liabilities at 31 December 2025 is EUR 1,281 million higher than their carrying amount (EUR 1,851 million higher at 31 December 2024 and EUR 866 million higher at 31 December 2023, no significant impact on results as its fair value is covered by hedging operations.
Within Deposits, there are repurchase agreements amounting to EUR 75,562 million at 31 December 2025.
44. Exchange differences, net
Exchange differences shows basically the gains or losses on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency.
Grupo Santander manages the currencies to which it is exposed together with the arrangement of derivative instruments and, accordingly, the changes in this line item should be analysed together with those recognised under 'Gains/losses on financial assets and liabilities' (see note 43).
45. Other operating income and expenses
Other operating income and Other operating expenses in the consolidated income statements include:

EUR million
	2025	2024	2023
Other operating income	1,583	846	1,137
Non- financial services	738	654	752
Other operating income	845	192	385
Other operating expense	(2,429)	(2,595)	(3,066)
Non-financial services	(650)	(498)	(674)
Other operating expense:	(1,779)	(2,097)	(2,392)
Of which, credit institutions deposit guarantee fund and single resolution fund	(478)	(481)	(1,083)
	(846)	(1,749)	(1,929)
In the 2025 and 2024 financial years, it was decided that there will not be contribution in Spain to the Single Resolution Fund, as well as a decrease in the contribution to the Deposit Guarantee Fund, by the Single Resolution Board (SRB) and the Deposit Guarantee Fund Management Committee, respectively.
The amount of the Group recognises in relation to income from sub-leases of rights of use is not material.

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46. Staff costs
a) Breakdown
The detail of Staff costs is as follows:

EUR million
	2025	2024	2023
Wages and salaries	10,351	10,567	10,042
Social Security costs	1,680	1,644	1,576
Additions to provisions for defined benefit pension plans (note 25)	41	45	42
Contributions to defined contribution pension funds	332	354	307
Other Staff costs	1,252	1,241	1,332
	13,656	13,851	13,299
b) Headcount
The number of employees of Grupo Santander at 31 December 2025, 2024 and 2023 is 198,403, 206,753 and 212,764, respectively. For the years 2025, 2024 and 2023 the average number of employees of the Group is 203,572, 209,371 and 211,135 , respectively, being the average number of employees of Banco Santander, S.A. 23,207, 23,839 and 24,061, of which 17, 15 and 16 are executive directors and Senior management, respectively.
The functional breakdown (final employment), by gender, at 31 December 2025 is as follows:

Functional breakdown by gender
	Senior executivesA				Other executivesB				Other employees
	Men	Women	Others	Not declared	Men	Women	Others	Not declared	Men	Women	Others	Not declared
Europe	918	426	—	—	8,778	5,052	—	10	31,404	37,094	3	39
North America	181	64	—	—	3,859	2,630	—	4	14,555	18,517	2	1
South America	284	142	—	—	4,678	3,398	—	1	30,472	35,890	—	1
	1,383	632	—	—	17,315	11,080	—	15	76,431	91,501	5	41
A.Senior Executives includes employees with job profiles under the following harmonized management levels: Senior Executive VP. Executive VP and VP.
B.Other Executives includes Directors, Mangers, Experts and Branch Managers.
Note: This includes employees related to the Group's business held for sale in Poland.

The labour relations between employees and the various Group companies are governed by the related collective agreements or similar regulations.
The number of Group employees with disabilities at 31 December 2025, 2024 and 2023, was 4,854, 4,828 and 4,701, respectively.
Likewise, the average number of employees of Banco Santander, S.A. with disabilities, equal to or greater than 33%, during 2025 was 419 (435 and 428 employees during 2024 and 2023). At the end of fiscal year 2025, there were 413 employees (432 and 436 employees at 31 December, 2024 and 2023, respectively).
An employee with disabilities is considered to be a person who is recognised by the State or the company in each jurisdiction where the Group operates and that entitles them to receive direct monetary assistance, or other types of aid such as, for example, reduction of their taxes. In the case of Spain, employees with disabilities have been considered to be those with a degree of disabilities greater than or equal to 33%.
c) Share-based payments
The main share-based payments granted by the Group in force at 31 December, 2025, 2024 and 2023 are described below.
i. Bank
The variable remuneration policy for the Bank’s executive directors and certain executive personnel of the Bank and of other Group companies includes Bank share-based payments, the implementation of which requires, in conformity with the law and the Bank’s Bylaws, specific resolutions to be adopted by the general meeting.
Were it necessary or advisable for legal, regulatory or other similar reasons, the delivery mechanisms described below may be adapted in specific cases without altering the maximum number of shares linked to the plan or the essential conditions to which the delivery thereof is subject.

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These adaptations may involve replacing the delivery of shares with the delivery of cash amounts of an equal value.
The plans that include share-based payments are as follows: (i) Deferred and Conditional Variable Remuneration Plan; (ii) Deferred Multiyear Objectives Variable Remuneration Plan; (iii) Digital Transformation Award, (iv) Digital Transformation Award 2022, Digital Transformation Award 2023 and (vi) PagoNxt incentive Plan 2024 and 2025 for Santander executives. The characteristics of the plans are set forth below:

Deferred variable remuneration systems	Description and plan beneficiaries	Conditions	Calculation Base
(i) Deferred and conditional variable remuneration plan (2015, 2016, 2017, 2018, 2019, 2020, 2021, 2022, 2023, 2024 and 2025)
The purpose of these cycles is to defer a portion of the variable remuneration of the beneficiaries over a period of three years for the sixth cycles, over three or five years for the fifth, seventh, eighth, ninth, tenth and eleventh cycles, and over four or five years for the twelfth cycle, for it to be paid, where appropriate, in cash and in Santander shares. The other portion of the variable remuneration is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below.

Beneficiaries:
•Executive directors and certain executives (including senior management) and employees who assume risk, who perform control functions or receive an overall remuneration which puts them on the same remuneration level as executives and employees who assume risks (fifth cycle).

•In the case of the sixth, seventh, eighth, ninth, tenth, eleventh twelfth, thirteenth, fourteenth and fifteenth cycle the beneficiaries are Material Risk Takers (Identified staff) that are not beneficiaries of the Deferred Multiyear Objectives Variable Remuneration Plan.

For the fifth and sixth cycles (2015 to 2016), the accrual of the deferred compensation is conditioned, in addition to the requirement that the beneficiary remains in the Group's employ, with the exceptions included in the plan regulations on none of the following circumstances existing during the period prior to each delivery, pursuant to the provisions set forth in each case in the plan regulations:
•Poor financial performance of the Group.
•Breach by the beneficiary of internal regulations, including, in particular, those relating to risks.
•Material restatement of the Group's consolidated financial statements, except when it is required pursuant to a change in accounting standards.
•Significant changes in the Group’s economic capital or risk profile
In the case of the seventh, eighth, ninth, tenth, eleventh, twelfth, thirteenth, fourteenth and fifteenth cycles, the accrual of deferred compensation is conditioned, in addition to the permanence of the beneficiary in the Group, with the exceptions contained in the plan's regulations, to non-occurrence of a poor performance of the entity as a whole or of a specific division or area of the entity or of the exposures generated by the personnel:
i.significant failures in risk management by the entity , or by a business unit or risk control unit.
ii.the increase suffered by the entity or by a business unit of its capital needs, not foreseen at the time of generation of the exposures.
iii.Regulatory sanctions or judicial sentences for events that could be attributable to the unit or the personnel responsible for those. Also, the breach of internal codes of conduct of the entity.
iv.Irregular behaviours, whether individual or collective, considering in particular the negative effects derived from the marketing of inappropriate products and the responsibilities of the persons or bodies that made those decisions.

Fifth cycle (2015):
•Executive directors and members of the Identified Staff with total variable remuneration higher than 2.6 million euros: 40% paid immediately and 60% deferred over 5 years deferral period.
•Division managers, country heads (of countries which represent at least 1% of Group's economic capital), other executives of the Group with a similar profile and members of the Identified Staff with total variable remuneration between 1.7 million euros (1.8 million in fourth cycle) and 2.6 million euros: 50% paid immediately and 50% deferred over 5 years (fifth cycle)
•Other beneficiaries: 60% paid immediately and 40% deferred over 3 years.

Sixth cycle (2016):
•60% of bonus will be paid immediately and 40% deferred over a three year period.

Seventh, eighth, ninth, tenth and eleventh cycle (2017, 2018, 2019, 2020 and 2021):
•Beneficiaries of these plans with target total variable remuneration higher or equal to 2.7 million euros: 40% paid immediately and 60% deferred over 5 years
•Beneficiaries of these plans with target total variable remuneration between 1.7 million euros and 2.7 million euros: 50% paid immediately and 50%paid over 5 years
•Other beneficiaries of these plans: 60% paid immediately and 40% deferred over 3 years.

Twelfth (2022), thirteenth (2023),fourteenth (2024) and fifteenth (2025) cycle:
•Beneficiaries of these plans with target total variable remuneration higher or equal to 2.7 million euros: 40% paid immediately and 60% deferred over 5 years
•Beneficiaries of these plans with target total variable remuneration between 1.7 million euros and 2.7 million euros: 50% paid immediately and 50% paid over 5 years
•Other beneficiaries of these plans: 60% paid immediately and 40% deferred over 4 years.

T

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Deferred variable remuneration systems	Description and plan beneficiaries	Conditions	Calculation Base
(ii)Deferred Multiyear Objectives Variable Remuneration Plan (2016, 2017, 2018, 2019, 2020, 2021, 2022, 2023, 2024 and 2025)
The aim is simplifying the remuneration structure, improving the ex ante risk adjustment and increasing the impact of the long-term objectives on the Group’s most relevant roles. The purpose of these cycles is to defer a portion of the variable remuneration of the beneficiaries over a period of three or five years (four or five years for the seventh cycle) for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the variable remuneration is also to be paid in cash and Santander shares (regarding the instruments part, executive directors in the seventh cycle have the opportunity to choose all in share options or half in share options and half in shares), upon commencement of the cycles, in accordance with the rules set forth below. The accrual of the last third of the deferral (in the case of 3 years deferral), the last 2 fourths (in the case of 4 years deferral) and the last three fifths (in the case of 5 years deferral) is also subject to long-term objectives.

Beneficiaries
Executive directors, senior management and certain executives of the Group’s first lines of responsibility.

In 2016 the accrual is conditioned, in addition to the permanence of the beneficiary in the Group, with the exceptions contained in the plan’s regulations, to non-occurrence of the following circumstances during the period prior to each of the deliveries in the terms set forth in each case in the plan’s regulations:
i.Poor performance of the Group.
ii.Breach by the beneficiary of the internal regulations, including in particular that relating to risks.
iii.Material restatement of the Group’s consolidated financial statements, except when appropriate under a change in accounting regulations.
iv.Significant changes in the Group’s economic capital or risk profile.
In 2017, 2018, 2019, 2020 and 2021 the accrual is conditioned, in addition to the beneficiary' permanence in the Group, with the exceptions contained in the plan’s regulations, to the non-occurrence of poor financial performance from the entity as a whole or of a specific division or area thereof or of the exposures generated by the personnel, taking into account the following factors:
v.Significant failures in risk management committed by the entity, or by a business unit or risk control unit.
vi.the increase suffered by the entity or by a business unit of its capital needs, not foreseen at the time of generation of the exposures.
vii.Regulatory sanctions or court rulings for events that could be attributable to the unit or the personnel responsible for those. Also, the breach of internal codes of conduct of the entity.
viii.Irregular behaviours, whether individual or collective, considering in particular negative effects derived from the marketing of inappropriate products and responsibilities of persons or bodies that made those decisions.

Paid half in cash and half in shares. In the seventh cycle, and only for executive directors: half in cash and 25% in share options and 25% in shares (unless the director chooses to receive options only). The maximum number of shares to be delivered is calculated by taking into account the weighted average daily volume of weighted average prices for the fifteen trading sessions prior to the previous Friday (excluding) on the date on which the board decides the bonus for the Executive directors of the Bank.
In the eighth cycle, and for all Identified Staff: half in cash and 25% in shares and 25% in share options, or half in cash and half in shares, according to each executive´s choice.

In the ninth and tenth cycle, half in cash and half in shares.

First cycle (2016):
•Executive directors and members of the Identified Staff with total variable remuneration higher than or equal to 2.7 million euros: 40% paid immediately and 60% deferred over a 5 year period.
•Senior managers, country heads of countries representing at least 1% of the Group´s capital and other members of the identified staff whose total variable remuneration is between 1.7 million and 2.7 million euros: 50% paid immediately and 50% deferred over a 5 year period.
•Other beneficiaries: 60% paid immediately and 40% deferred over a 3 year period.

The second, third, fourth, fifth and sixth cycles (2017, 2018, 2019,2020 and 2021 respectively) are under the aforementioned deferral rules, except that the variable remuneration considered is the target for each executive and not the actual award.

In 2016 the metrics for the deferred portion subject to long-term objectives (last third or last three fifths, respectively, for the cases of three years and five years deferrals) are:
•Earnings per share (EPS) growth in 2018 over 2015.
•Relative Total Shareholder Return (TSR) in the 2016-2018 period measured against a group of credit institutions.
•Compliance with the fully-loaded common equity tier 1 ('CET1') ratio target for financial year 2018.
•Compliance with Grupo Santander’s underlying return on risk-weighted assets ('RoRWA') growth target for financial year 2018 compared to financial year 2015.

In the second, third, fourth, fifth and sixth cycle (2017, 2018, 2019, 2020 and 2021) the metrics for the deferred portion subject to long-term objectives (last third or last three fifths, respectively, for the cases of three years and five years deferrals) are:
•EPS growth in 2019, 2020, 2021, 2022 and 2023 (over 2016, 2017, 2018, 2019 and 2020, for each respective cycle)
•Relative Total Shareholder Return (TSR) measured against a group of 17 credit institutions (second and third cycles) in the periods 2017-2019 and 2018-2019, respectively, and against a group of 9 entities (fourth, fifth and sixth cycle) for the 2019-2021, 2020-2022 and 2010-2023 period.
•Compliance with the fully-loaded common equity tier 1 ('CET1') ratio target for financial years 2019, 2020, 2021,2022 and 2023, respectively.

In the seventh (2022), eighth cycle (2023), ninth (2025) and tenth cycle (2025), the metrics for the deferred portion subject to long-term objectives (two last fourths and last three fifths, for the cases of four years and five years deferrals) are:
•Banco Santander's consolidated Return on tangible equity (RoTE) target in 2024 (7th cycle), 2025 (8th cycle), 2026 (9th cycle) and 2027 (10th cycle).
•Relative Total Shareholder Return (TSR) measured against a group of 9 credit institutions for the period 2022-2024 (7th cycle), 2023-2025 (8th cycle), 2024-2026 (9th cycle) and 2025-2027 (10th cycle).
•Progress level in the public targets of our Sustainability agenda.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Deferred variable remuneration systems	Description and plan beneficiaries	Conditions	Calculation Base
(iii) Digital Transformation Award (2019, 2020 and 2021)
The 2019, 2020 and 2021 Digital Transformation Incentive (the 'Digital Incentive') is a variable remuneration system that includes the delivery of Santander shares and share options.

The aim of the Digital Incentive is to attract and retain the critical skill sets to support and accelerate the digital transformation of the Group. By means of this program, the Group offers a remuneration element which is competitive with the remuneration systems offered by other market operators who also compete for digital talent.

The number of beneficiaries is limited to a maximum of 250 employees and the total amount of the incentive is limited to 30 million euros.

The funding of this incentive is subject to meeting important milestones that are aligned with the Group´s digital roadmap and have been approved by the board of directors, taking into account the digitalization strategy of the Group, with the aim of becoming the best open, responsible global financial services platform.

Performance of 2019 incentive was measured based on achievement of the following milestones: (i) Launch of a Global Trade Services (GTS) platform; (ii) launch of a Global Merchant Services (GMS) platform; (iii) migration of our fully digital bank, OpenBank, to a 'next generation' platform and launch in 3 markets; (iv) extension of SuperDigital in Brazil to at least one other country; (v) and launch of our international payments app based on blockchain Pago FX to non-Santander customers.

The milestones for the 2020 Digital Transformation Award were: (i) rolling out the global merchant services (GMS) platform in 3 new geographies, enhancing the platform functionality and achieving volume targets for transactions and participating merchants; (ii) doing the commercial rollout of the global trade services (GTS) platform in 8 new geographies, enhancing platform functionality, and achieving volume targets for on-boarded clients and monthly active users; (iii) launching OpenBank in a new market and migrating the retail banking infrastructure to 'new-mode' bank; (iv) launch the global platform SuperDigital in at least 4 countries, driving target active user growth; (v) deploying machine learning across pre-defined markets for 4 priority use cases, rolling out Conversion Rate Optimization (Digital marketing) for at least 40 sales programs, delivering profit targets, and driving reduction of agent handled calls in contact centers; (vi) successfully implementing initiatives related to on-board and identity services, common API (application programming interface) layer, payment hubs, mobile app for SMEs and virtual assistant services; and (vii) launching the PagoFX global platform in at least 4 countries.

The milestones for 2021 were: (i)in relation to Pago Nxt Consumer payment platform: implementation of Superdigital platform in seven countries, acquisition of over 1.5 million active customer base and accelerating growth through B2B (business to business) and B2B2C (business to business to customer) partnerships, acquiring more than 50% of the new customers through these channels, which are more cost-effective; (ii)in relation to Digital Consumer Bank: launching online API for checkout lending in the European Union and completion of controllable items for Openbank launch in USA; (iii)in relation to One Santander strategy: implementation in Europe of One Common Mobile Experience and, specifically, implementation of Europe ONE app for individual customers in at least three of the four countries by December 2021; and be among the three-top rated entities in terms of Mobile NetPromoter Score (Mobile NPS) in at least two of the four countries by December 2021; (iv) In relation to cloud adoption: host 75% of migratable virtual machines on cloud technology (either public cloud or OHE) by December 2021. For these purposes, mainframes, physical servers and servers with non-x86 operating systems will be considered non-migratable.

The Digital Incentive is structured 50% in Santander shares and 50% in options over Santander shares, taking into account the fair value of the option at the moment in which they are granted. For Material Risk Takers subject to five years deferrals, the Digital Incentive (shares and options over shares) shall be delivered in thirds, on the third, fourth and fifth anniversary from their granting. For Material Risk Takers subject to three years deferrals and employees not subject to deferrals, delivery shall be done on the third anniversary from their granting.

Any delivery of shares, either directly or via exercise of options overs shares, will be subject generally to the Group’s general malus & clawback provisions as described in the Group’s remuneration policy and to the continuity of the beneficiary within the Grupo Santander. In this regard, the board may define specific rules for non-Identified Staff.

Vested share options can be exercised until maturity, with all options lapsing after ten years (for granting the 2019 incentive) and eight years (for granting the 2020 and 2021 incentive).

The total achievement for 2021 Digital Incentive was 77.5% (85% en 2020 and 83% en 2019).

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Deferred variable remuneration systems	Description and plan beneficiaries	Conditions	Calculation base
(iv) Digital Transformation Award (2022)
The board of directors approved the 2022 Digital
Transformation Incentive. It is a variable remuneration scheme splits in two different blocks:

• The first one, with the same mechanism than previous years, that delivers Santander shares and share options if the group hits major milestones on its digital roadmap. This is aimed at a group of up to 250 (is limited to 30 million euros)employees whose functions are deemed essential to Santander’s growth.

• And the second one, which delivers PagoNxt, S.L. RSUs and premium prices options (PPOs), and is aimed at up to 50 employees (and limited to 15 million euros) whose roles are considered key to PagoNxt’s success.

The aim of the Digital Incentive is to attract and retain the critical skill sets to support and accelerate the digital transformation of the Group. By means of this program, the Group offers a remuneration element which is competitive with the remuneration systems offered by other market operators who also compete for digital talent.

Performance of the first block of the incentive shall be measured based on achievement of the following milestones:

i. Edelweiss: Our Santander future retail architecture EDELWEISS will mean moving from our current Core centric banking architecture towards a Customer and Data-Centric Core supported by lean Record Processing engines.

ii. Simplification: Speed up the simplification of our technology platform and business model by Reducing the total number of applications in production and reducing number of products in the regions.

iii. Agile: Agile ways of working enable a better and faster reaction to customers’ needs and is based on a value-driven delivery that increases efficiency by reducing time-to-market and development costs, and increasing quality. People working in Agile are more collaborative, engaged, empowered and creative.

iv. In Digital Consumer Bank:
a) To create the BNPL platform connected to at least one merchant in Netherlands and Germany, and to make sure the platform is ready to connect in Spain.
b) To support the definition of Openbank US’s IT digital strategy and achieve 2022 milestones in it.
c) To have the new leasing platform connected to dealers in Italy.
d) To expand the Wabi B2B online business to Germany. To execute the first B2B deal with an Original Equipment Manufacturer or mobility player in at least one country. To expand coches.com business and platform to Portugal.

And in regard to the second block of digital incentive: the consolidation of PagoNxt Core Perimeter.

The first block of thee Digital Incentive is structured 50% in Santander shares and 50% in options over Santander shares, taking into account the fair value of the option at the moment in which they are granted. For Material Risk Takers subject to five years deferrals, the Digital Incentive (shares and options over shares) shall be delivered in thirds, on the third, fourth and fifth anniversary from their granting. For Material Risk Takers subject to three years deferrals and employees not subject to deferrals, delivery shall be done on the third anniversary from their granting.

Any delivery of shares, either directly or via exercise of options overs shares, will be subject generally to the Group’s general malus & clawback provisions as described in the Group’s remuneration policy and to the continuity of the beneficiary within the Grupo Santander. In this regard, the board may define specific rules for non-Identified Staff.

Vested share options can be exercised until maturity, with all options lapsing after ten years.

The total achievement for 2022 Digital Incentive was 96.5%.

The second block of Digital Incentive is structures in restricted stock units (RSUs) and premium priced Options (PPOs) of PagoNxt S.L. in a percentage determined by the internal category of the beneficiary. The total achievement for 2022 was 100%.

Deferred variable remuneration systems	Description and plan beneficiaries	Conditions	Calculation base
(v) Digital Transformation Award (2023)
The board of directors approved the 2023 Digital
Transformation Incentive. It is a variable remuneration scheme which delivers PagoNxt, S.L. RSUs and premium prices options (PPOs), and is aimed at up to 50 employees (and limited to 15 million euros) whose roles are considered key to PagoNxt’s success.

With this program, the Group offers a remuneration element which is competitive with the remuneration systems offered by other market operators who also compete for digital talent.
And the performance conditions were focus on key digital projects related with PagoNxt's main businesses (Trade, Merchant and Payments) in its core geographies.
This incentive is structures in restricted stock units (RSUs) and premium priced Options (PPOs) of PagoNxt S.L. in a percentage determined by the internal category of the beneficiary. The average achievement for 2023 was 88%.

Deferred variable remuneration systems	Description and plan beneficiaries	Conditions	Calculation base
(vi) PagoNxt incentive Plan 2024 and 2025 for Santander executives)
The board of directors approved the PagoNxt incentive Plan 2024 and 2025 Incentive. It is a variable remuneration scheme which delivers PagoNxt, S.L. RSUs, and is aimed at approximately to 50 - 60 employees whose roles are considered key to PagoNxt’s success.

With this program, the Group offers a remuneration element which is competitive with the remuneration systems offered by other market operators who also compete for digital talent.
And the performance conditions were focus on key digital projects related with PagoNxt's main businesses (Trade, Merchant and Payments) in its core geographies.
This incentive is structures in restricted stock units (RSUs) of PagoNxt S.L. in a percentage determined by the internal category of the beneficiary. The average achievement for 2024 was 77% and 85% in 2025.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
ii. Santander UK plc
The long-term incentive plans on shares of the Bank granted by management of Santander UK plc to its employees are as follows:

	Number of shares (in thousand)	Exercise price in pounds sterlingA	Year granted	Employee group	Number of personsB	Date of commencement of exercise period	Date of expiry of exercise period
Plans outstanding at 01/01/2023	29,988
Options granted (sharesave)	7,175	2.78	2023	Employees	4,752	01/11/23	01/11/26
						01/11/23	01/11/28
Options exercised	(5,980)	1.7
Options cancelled (net) or not exercised	(4,044)	2.53
Plans outstanding at 31/12/2023	27,139
Options granted (sharesave)	4,991	3.36	2024	Employees	4,107	01/11/24	01/11/27
						01/11/24	01/11/29
Options exercised	(4,004)	2.29
Options cancelled (net) or not exercised	(2,437)	2.37
Plans outstanding at 31/12/2024	25,689
Options granted (sharesave)	3,324	6.35	2025	Employees	4,637	01/11/25	01/11/28

Options exercised	(9,966)	1.9
Options cancelled (net) or not exercised	(1,554)	2.88
Plans outstanding at 31/12/2025	17,493
A.At 31 December, 2025, 2024 and 2023, the euro/pound sterling exchange rate was 1.15, 1.21 and 1.15 , respectively.
B.Number of accounts/contracts. A single employee may have more than one account/contract.
In 2008 the Group launched a voluntary savings scheme for Santander UK employees (Sharesave Scheme) whereby employees who join the scheme see deducted between GBP 5 and GBP 500 from their net monthly pay over a period of three or five years. At the end of the chosen period, the employee may choose between collecting the amount contributed, the interest accrued and a bonus (tax-exempt in the United Kingdom) or exercising options on shares of the Bank in an amount equal to the sum of such three amounts at a fixed price. The exercise price will be the result of reducing by up to 20% the average purchase and sale prices of the Bank shares in the three trading sessions prior to the approval of the scheme by the UK tax authorities (HMRC). This approval must be received within 21 to 41 days following the publication of the Group’s results for the first half of the year. This scheme was approved by the board of directors, at the proposal of the appointments and remuneration committee, and, since it involved the delivery of Bank shares, its application was authorized by the Annual General Meeting held on June 21, 2008. Also, the scheme was authorized by the UK tax authorities (HMRC) and commenced in September 2008. In subsequent years, at the Annual General Meetings held on June 19, 2009, June 11, 2010, June 17, 2011, March 30, 2012, March 22, 2013, March 28, 2014, March 27, 2015, March 18, 2016, April 7, 2017, March 23, 2018, April 12, 2019, April 3, 2020 and March 26, 2021, respectively, the shareholders approved the application of schemes previously approved by the board and with similar features to the scheme approved in 2008.

iii. Fair value
The fair value of the performance share plans was calculated as follows:
a) Deferred variable compensation plan linked to multi-year objectives 2023, 2024 and 2025:
The Group calculates at the grant date the fair value of the plan based on the valuation report of an independent expert, Willis Towers Watson. According to the design of the plan for 2023, 2024 and 2025 and the levels of achievement of similar plans in comparable entities, it has been considered that the fair value is 70%.
b) Santander UK sharesave plans:
The fair value of each option at the date of grant is estimated using an analytical model that also reflects the correlation between EUR and GBP. This model uses assumptions on the share price, the EUR/GBP FX rate, the EUR/GBP risk-free interest rate, dividend yields, the expected volatilities of both the underlying shares and EUR/GBP for the expected lives of options granted. The weighted average grant-date fair value of options granted during the year was GBP 0.44 (GBP 0.23 and GBP 0.33 reported in 2024 and 2023, respectively).

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
47. Other general administrative expenses
a) Breakdown
The detail of Other general administrative expenses is as follows:

EUR million
	2025	2024	2023
Technology and systems	2,298	2,539	2,389
Property, fixtures and supplies (note 2.k)	803	797	774
Technical reports	712	724	796
Advertising	517	512	574
Taxes other than income tax	543	554	568
Communications	367	387	400
Surveillance and cash courier services	314	337	325
Per diems and travel expenses	250	232	213
Insurance premiums	86	95	88
Other administrative expenses	2,055	2,008	2,172
	7,945	8,185	8,299
The payments associated with short-term leases (leases less than or equal to 12 months) and leases of low-value assets, that the Group recognises as an expense in the income statement is not material.
b) Technical reports and other
Technical reports include the fees from the various Group companies (detailed in the accompanying appendices) for the services provided by their respective auditors, with the following detail:

EUR million
	2025	2024	2023
Audit	118.5	122.3	117.5
Audit-related services	15.0	13.6	8.6
Tax services	0.1	0.9	1.6
All other	7.1	7.4	5.9
Total	140.7	144.2	133.6
Additionally, the firm BDO has performed audit and audit-related services totalling EUR 1.9 million.
The audit services and main non-audit services included for each item in the above breakdown are detailed as follows:
•Audit services: audit of the individual and consolidated financial statements of Banco Santander and its subsidiaries (of which PwC or another network firm is the external auditor); audit of the interim consolidated financial statements of Banco Santander; integrated audits prepared in order to file the Form 20-F with the SEC and the internal control audits (SOx) for required Group's entities; limited reviews of financial statements; and regulatory reports required to the external auditors regarding several Grupo Santander entities.
•Audit-related services: issuance of comfort letters, verification services of financial and non-financial information required by regulators, and other reviews of documentation to be submitted to domestic or foreign authorities that, due to their nature, the external auditor typically provides.
•Tax services: tax compliance and advisory services provided to Group companies outside Spain, which have no direct effect on the audited financial statements and are permitted in accordance with the applicable independence regulations.
•Other services: agreed-upon procedure reports, assurance reports and special reports performed under the accepted profession's standards; as well as other reports required by the regulators.
The 'Audit' heading includes the fees for the year's audit, regardless of the date the audit was completed. Any subsequent adjustments, which are not significant, are shown in this note for each year for comparison purposes. The fees corresponding to the rest of the services are shown by reference to when the audit committee approved them.
The services commissioned from the Group's auditors meet the independence requirements under applicable European and Spanish law, the SEC rules and the Public Company Accounting Oversight Board (PCAOB), applicable to the Group, and did not involve in any case the performance of any work that is incompatible with the auditor's role.
Lastly, the Group commissioned services from audit firms other than PwC amounting to EUR 155.9 million in 2025 (EUR 206.2 million and EUR 174.1 million in 2024 and 2023, respectively).
c) Number of branches
The number of offices according to their geographical location at 31 December 2025, 2024 and 2023 is as follows:

Number of branches
	Group
	2025	2024	2023
Spain A	1,674	1,877	1,924
Group	5,450	6,209	6,594
	7,124	8,086	8,518
A. Includes branches in Spain of the Digital Consumer Bank business.
Note: Branches corresponding to the Group's business held for sale in Poland are included.
Note: The figures for 2025 and 2024 include CartaSur points of sale and banking service points (PAB) in Argentina and exclude operational points that do not provide customer service in Colombia.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
48. Gains or losses on non financial assets, net
The detail of Gains/ (losses) on disposal of assets not classified as non-current assets held for sale is as follows:

EUR million
	2025	2024	2023
Gains
Tangible and intangible assets	65	48	53
Investments	17	360	285
	82	408	338
Losses
Tangible and intangible assets	(41)	(36)	(26)
Investments	(41)	(4)	—
	(82)	(40)	(26)
	—	368	312
49. Gains or losses on non-current assets held for sale not classified as discontinued operations
The detail of Gains/(losses) on non-current assets held for sale not classified as discontinued operations is as follows:

EUR million
Net balance	2025	2024	2023
Tangible assets	(6)	(24)	(20)
Impairment (Note 12)	(72)	(92)	(51)
Gain (loss) on sale (Note 12)	66	68	31
Other gains and other losses	232	(3)	—
Caceis (Note 3)	231	—	—
	226	(27)	(20)
50. Fair value of financial instruments
a) Details
The following table summarises the fair values, at the end of each of the years indicated, of the financial assets and liabilities listed below, classified according to the different valuation methodologies used by the Group to determine their fair value:

EUR million
	2025			2024			2023
	Published price quotations in active markets (level 1)	Internal Models (level 2 and 3)	Total	Published price quotations in active markets (level 1)	Internal Models (level 2 and 3)	Total	Published price quotations in active markets (level 1)	Internal Models (level 2 and 3)	Total
Financial assets held for trading	106,560	145,758	252,318	88,147	142,106	230,253	67,842	109,079	176,921
Non-trading financial assets mandatorily at fair value through profit or loss	2,407	5,354	7,761	2,037	4,093	6,130	1,765	4,145	5,910
Financial assets designated at fair value through profit or loss	2,860	5,186	8,046	2,744	5,171	7,915	2,746	7,027	9,773
Financial assets at fair value through other comprehensive income	52,589	22,023	74,612	67,680	22,218	89,898	64,631	18,677	83,308
Hedging derivatives (assets)	—	3,931	3,931	—	5,672	5,672	—	5,297	5,297
Financial liabilities held for trading	37,192	134,354	171,546	29,974	122,177	152,151	20,298	101,972	122,270
Financial liabilities designated at fair value through profit or loss	—	42,148	42,148	—	36,360	36,360	25	40,342	40,367
Hedging derivatives (liabilities)	—	4,248	4,248	—	4,752	4,752	—	7,656	7,656
Liabilities under insurance contracts	—	18,737	18,737	—	17,829	17,829	—	17,799	17,799
Grupo Santander has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products) and Risk (on a periodic basis, validation of pricing models and daily risk certification of market data, computation of risk metrics, new transaction approval policies, management control of market risk and implementation of fair value adjustment policies).
The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.
The following subsections set forth the most important products and families of derivatives, and the related valuation techniques and inputs, by asset class:

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Interest rate and inflation
The fixed income asset class includes basic instruments such as interest rate forwards, interest rate swaps and cross currency swaps, which are valued using the net present value of the estimated future cash flows discounted taking into account basis (swap and cross currency spreads) determined on the basis of the payment frequency and currency of each leg of the derivative. Vanilla options, including caps, floors and swaptions, are priced using the Black-Scholes model, which is one of the benchmark industry models. More exotic derivatives are priced using more complex models which are generally accepted as standard across institutions.
These pricing models are fed with observable market data such as deposit interest rates, futures rates, cross currency swap and constant maturity swap rates, and basis spreads, on the basis of which different yield curves, depending on the payment frequency, and discounting curves are calculated for each currency. In the case of options, implied volatilities are also used as model inputs. These volatilities are observable in the market for cap and floor options and swaptions, and interpolation and extrapolation of volatilities from the quoted ranges are carried out using generally accepted industry models. The pricing of more exotic derivatives may require the use of non-observable data or parameters, such as correlation (among interest rates and cross-asset), mean reversion rates and prepayment rates, which are usually defined from historical data or through calibration.
Inflation-related assets include zero-coupon or year-on-year inflation-linked bonds and swaps, valued with the present value method using forward estimation and discounting. Derivatives on inflation indices are priced using standard or more complex internal models. Valuation inputs of these models consider inflation-linked swap spreads observable in the market and estimations of inflation seasonality, on the basis of which a forward inflation curve is calculated. Also, implied volatilities taken from zero-coupon and year-on-year inflation options are also inputs for the pricing of more complex derivatives.
Equity and foreign exchange
The most important products in these asset classes are forward and futures contracts; they also include vanilla, listed and OTC (Over-The-Counter) derivatives on single underlying assets and baskets of assets. Vanilla options are priced using the standard Black-Scholes model and more exotic derivatives involving forward returns, average performance, or digital, barrier or callable features are priced using generally accepted industry models or internal models, as appropriate. For derivatives on illiquid stocks, hedging takes into account the liquidity constraints in models.
The inputs of equity models consider yield curves, spot prices, dividends, asset funding costs (repo margin spreads), implied volatilities, correlation among equity stocks and indices, and cross-asset correlation. Implied volatilities are obtained from market quotes of European and American-style vanilla call and put options. Various interpolation and extrapolation techniques are used to obtain continuous volatility for illiquid stocks. Dividends are usually estimated for the mid and long term. Correlations are implied, when possible, from market quotes of correlation-dependent products. In all other cases, proxies are used for correlations between benchmark underlyings or correlations are obtained from historical data.
The inputs of foreign exchange models include the yield curve for each currency, the spot foreign exchange rate, the implied volatilities and the correlation among assets of this class. Volatilities are obtained from European call and put options which are quoted in markets as of-the-money, risk reversal or butterfly options. Illiquid currency pairs are usually handled by using the data of the liquid pairs from which the illiquid currency can be derived. For more exotic products, unobservable model parameters may be estimated by fitting to reference prices provided by other non-quoted market sources.
Credit
The most common instrument in this asset class is the credit default swap (CDS), which is used to hedge credit exposure to third parties. In addition, models for first-to-default (FTD), n-to-default (NTD) and single-tranche collateralised debt obligation (CDO) products are also available. These products are valued with standard industry models, which estimate the probability of default of a single issuer (for CDS) or the joint probability of default of more than one issuer for FTD, NTD and CDO.
Valuation inputs are the yield curve, the CDS spread curve and the recovery rate. For indices and important individual issuers, the CDS spread curve is obtained in the market. For less liquid issuers, this spread curve is estimated using proxies or other credit-dependent instruments. Recovery rates are usually set to standard values. For listed single-tranche CDO, the correlation of joint default of several issuers is implied from the market. For FTD, NTD and internal CDO, the correlation is estimated from proxies or historical data when no other option is available.
Valuation adjustment for counterparty risk or default risk
The Credit valuation adjustment (CVA) is a valuation adjustment to over-the-counter (OTC) derivatives as a result of the risk associated with the credit exposure assumed to each counterparty.
The CVA is calculated taking into account potential exposure to each counterparty in each future period. The CVA for a specific counterparty is equal to the sum of the CVA for all the periods. The following inputs are used to calculate the CVA:
•Expected exposure: including for each transaction the mark-to-market (MtM) value plus an add-on for the potential future exposure for each period. Mitigating factors such as collateral and netting agreements are taken into account, as well as a temporary impairment factor for derivatives with interim payments.
•Severity: percentage of final loss assumed in a counterparty credit event/default.
•Probability of default: for cases where there is no market information (the CDS quoted spread curve, etc.), proxies based on companies holding exchange-listed CDS, in the same industry and with the same external rating as the counterparty, are used.
•Discount factor curve.
The Debit Valuation Adjustment (DVA) is a valuation adjustment similar to the CVA but, in this case, it arises as a result of the Group’s own risk assumed by its counterparties in OTC derivatives.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The CVA at 31 December 2025 amounted to EUR 224 million (resulting in a decrease of 17.6% compared to 31 December 2024) and DVA amounted to EUR 285 million (resulting in a decrease of 10.1% compared to 31 December 2024). These decreases are primarily due to the performance of credit markets, with lower spreads compared to December 2024, and secondarily to changes in the composition of certain derivatives portfolios. Furthermore, the observed reduction in CVA is influenced by changes in the calculation models applicable to certain clients.
The CVA at 31 December 2024 amounted to EUR 272 million (resulting in a decrease of 7.2% compared to 31 December 2023) and DVA amounted to EUR 317 million (resulting in a decrease of 3.9% compared to 31 December 2023). These decreases are mainly due to the declines in the EUR and USD interest rate markets, lower inflation and the movements in credit markets whose spread levels have reduced moderately compared to those of December 2023.
The CVA at 31 December 2023 amounted to EUR 293 million (decrease of 16.5% compared to 31 December 2022) and DVA amounted EUR 330 million (decrease of 9.3% compared to 31 December 2022). These decreases are mainly due to movements in credit markets whose spread levels have reduced moderately compared to those of December 2022, partially offset by the upward movement in interest rates.
In addition, the Group amounts the funding fair value adjustment (FFVA) is calculated by applying future market funding spreads to the expected future funding exposure of any uncollateralised component of the OTC derivative portfolio. This includes the uncollateralised component of collateralised derivatives in addition to derivatives that are fully uncollateralised. The expected future funding exposure is calculated by a simulation methodology, where available. The FFVA impact is not material for the consolidated annual accounts as of 31 December 2025, 2024 and 2023.
During 2025, the Group has continued to apply the criteria for classifying financial instruments within the levels of the fair value hierarchy established to comply with regulatory expectations. These criteria, based on information from the price contributors and real market transactions, represent a significant reduction in the use of expert judgement to determine observability and allow the measurement of the significance of non-observable valuation inputs based on objective criteria.
There has been an increase in instruments classified as Level 3, especially during the last quarter of the year. This increase is due to higher holding volumes of some of these instruments in the portfolio due to new trading activity. No significant reclassifications were detected due to changes in the market observability of the valuation inputs for the remaining positions. The main increases include long-term repo/reverse repo transactions, illiquid equities in non-trading portfolios, and syndicated loans with an HTC&S business model for which there is no observable market price based on the criteria used.

Valuation adjustments due to model risk
The valuation models described above do not involve a significant level of subjectivity, since they can be adjusted and recalibrated, where appropriate, through internal calculation of the fair value and subsequent comparison with the related actively traded price. However, valuation adjustments may be necessary when market quoted prices are not available for comparison purposes.
The sources of risk are associated with uncertain model parameters, illiquid underlying issuers, and poor quality market data or missing risk factors (sometimes the best available option is to use limited models with controllable risk). In these situations, the Group calculates and applies valuation adjustments in accordance with common industry practice. The main sources of model risk are described below:
•In the interest rate markets, the sources of model risk include interest rate indexes correlations, basis spread modelling, the risk of calibrating model parameters and the treatment of near-zero or negative interest rates. Other sources of risk arise from the estimation of market data, such as volatilities or yield curves, whether used for estimation or cash flow discounting purposes.
•In the stock markets, the sources of model risk include forward skew modelling, the impact of stochastic interest rates, correlation and multi-curve modelling. Other sources of risk arise from managing hedges of digital callable and barrier option payments. Also worthy of consideration as sources of risk are the estimation of market data such as dividends and correlation for quanto and composite basket options.
•For specific financial instruments relating to home mortgage loans secured by financial institutions in the UK (which are regulated and partially financed by the Government) and property asset derivatives, the main input is the Halifax House Price Index (HPI). In these cases, risk assumptions include estimations of the future growth and the volatility of the HPI, the mortality rate and the implied credit spreads.
•Inflation markets are exposed to model risk resulting from uncertainty around modelling the correlation structure among various Consumer Price Index (CPI) rates. Another source of risk may arise from the bid-offer spread of inflation-linked swaps.
•The currency markets are exposed to model risk resulting from forward skew modelling and the impact of stochastic interest rate and correlation modelling for multi-asset instruments. Risk may also arise from market data, due to the existence of specific illiquid foreign exchange pairs.
•The most important source of model risk for credit derivatives relates to the estimation of the correlation between the probabilities of default of different underlying issuers. For illiquid underlying issuers, the CDS spread may not be well defined.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Set forth below are the financial instruments at fair value whose measurement was based on internal models (levels 2 and 3) at 31 December 2025, 2024 and 2023:

EUR million
	Fair values calculated using internal models at
	2025A
	Level 2	Level 3	Valuation techniques	Main assumptions
ASSETS	163,796	18,487
Financial assets held for trading	139,293	6,496
Central banksB	14,191	441	Present value method	Yield curves, FX market prices
Credit institutionsB	25,815	152	Present value method	Yield curves, FX market prices
CustomersB	27,986	4,592	Present value method	Yield curves, FX market prices
Debt and equity instruments	14,470	340	Present value method	Yield curves, FX market prices
Derivatives	56,831	971
Swaps	39,716	551	Present value method, Gaussian CopulaC	Yield curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	1,332	39	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	1,490	39	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate forwards	177	—	Present value method	Yield curves, FX market prices
Index and securities options	439	120	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Liquidity
Other	13,677	222	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX and EQ market prices, Dividends, Correlation, HPI, Credit, Others
Hedging derivatives	3,924	7
Swaps	3,690	7	Present value method	Yield curves, FX market prices, Basis
Interest rate options	91	—	Black's Model	Yield curves, FX market prices, Volatility surfaces
Other	143	—	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity, Others
Non-trading financial assets mandatorily at fair value through profit or loss	2,465	2,889
Equity instruments	899	2,543	Present value method	Market price, Interest rates curves, Dividends and Others
Debt securities	54	175	Present value method	Yield curves
Loans and receivables	1,512	171	Present value method, swap asset model & CDS	Yield curves and Credit curves
Financial assets designated at fair value through profit or loss	5,152	34
Central banks	—	—	Present value method	Yield curves, FX market prices
Credit institutions	413	—	Present value method	Yield curves, FX market prices, HPI
Customers	4,725	14	Present value method	Yield curves, FX market prices
Debt securities	14	20	Present value method	Yield curves, FX market prices
Financial assets at fair value through other comprehensive income	12,962	9,061
Equity instrumentsC	19	272	Present value method	Yield curves, Market price, Dividends and Others
Debt securities	6,819	887	Present value method	Yield curves, FX market prices
Loans and receivablesC	6,124	7,902	Present value method	Yield curves, FX market prices and Credit curves

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	Fair values calculated using internal models at
	2025A
	Level 2	Level 3	Valuation techniques	Main assumptions
LIABILITIES	198,377	1,110
Financial liabilities held for trading	133,490	864
Central banksB	12,385	—	Present value method	FX market prices, Yield curves
Credit institutionsB	27,058	—	Present value method	FX market prices, Yield curves
Customers	36,120	—	Present value methodC	FX market prices, Yield curves
Derivatives	50,248	864
Swaps	33,597	418	Present value method, Gaussian Copula	Yield curves, FX market prices, Basis, Liquidity, HPI
Exchange rate options	903	34	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Liquidity
Forwards on interest rate and variable income	1,951	95	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices
Index and securities options	1,094	151	Black-Scholes Model	Yield curves, FX market prices, Liquidity
Interest rate and equity futures	121	—	Present value method	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	12,582	166	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, HPI, Credit, Others
Short positions	7,679	—	Present value method	Yield curves ,FX market prices, Equity
Hedging derivatives	4,229	19
SwapsD	4,191	19	Present value method	Yield curves, FX market prices
Interest rate options	—	—	Black's Model	Yield curves , Volatility surfaces, FX market prices and Liquidity
Other	38	—	Present value method, Advanced stochastic volatility models and other	Yield curves , Volatility surfaces, FX market prices, Credit, Liquidity, Other
Financial liabilities designated at fair value through profit or loss	42,148	—	Present value method	Yield curves, FX market prices
Liabilities under insurance contracts	18,510	227	Present Value Method with actuarial techniques	Mortality tables and interest rate curves
A.Level 2 internal models use data based on observable market parameters, while level 3 internal models use significant non-observable inputs in market data.
B.Includes mainly temporary acquisitions/disposals of assets with corporate clients and, to a lesser extent, with central banks.
C.Includes mainly syndicated loans under the HTC&S business model.
D.It mainly includes short-term deposits that are managed based on their fair value.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	Fair values calculated using internal models at		Fair values calculated using internal models at
	2024A		2023A
	Level 2	Level 3	Level 2	Level 3	Valuation techniques
ASSETS	163,941	15,319	133,874	10,351
Financial assets held for trading	138,176	3,930	106,993	2,086
Central banksB	12,966	—	17,717	—	Present value method
Credit institutionsB	26,546	769	14,061	—	Present Value method
CustomersB	24,602	1,801	11,418	24	Present Value method
Debt and equity instruments	11,115	413	8,683	915	Present Value method
Derivatives	62,947	947	55,114	1,147
Swaps	47,519	556	44,987	577	Present Value method, Gaussian Copula
Exchange rate options	1,583	2	836	9	Black-Scholes Model
Interest rate options	1,879	30	2,210	153	Black's Model, advanced multifactor interest rate models
Interest rate forwards	1,445	—	33	—	Present Value method
Index and securities options	465	241	126	235	Black's Model, advanced multifactor interest rate models
Other	10,056	118	6,922	173	Present Value method, Advanced stochastic volatility models and other
Hedging derivatives	5,652	20	5,297	—
Swaps	5,390	20	4,665	—	Present Value method
Interest rate options	2	—	2	—	Black’s Model
Other	260	—	630	—	Present Value method, Advanced stochastic volatility models and other
Non-trading financial assets mandatorily at fair value through profit or loss	1,505	2,588	2,050	2,095
Equity instruments	763	1,841	815	1,495	Present Value method
Debt securities issued	205	242	539	313	Present Value method
Loans and receivables	537	505	696	287	Present Value method, swap asset model & CDS
Financial assets designated at fair value through profit or loss	5,065	106	6,846	181
Credit institutions	408	—	459	—	Present Value method
Customers	4,590	20	6,189	31	Present Value method
Debt securities	67	86	198	150	Present Value method
Financial assets at fair value through other comprehensive income	13,543	8,675	12,688	5,989
Equity instruments	5	375	5	492	Present Value method
Debt securities	9,644	1,047	9,638	559	Present Value method
Loans and receivablesC	3,894	7,253	3,045	4,938	Present Value method

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	Fair values calculated using internal models at		Fair values calculated using internal models at
	2024A		2023A
	Level 2	Level 3	Level 2	Level 3	Valuation techniques
LIABILITIES	179,766	1,352	166,542	1,227
Financial liabilities held for trading	121,243	934	101,103	869
Central banksB	13,300	—	7,808	—	Present Value method
Credit institutionsB	26,284	—	17,862	—	Present Value method
Customers	18,984	—	19,837	—	Present Value method
Derivatives	56,205	934	49,380	869
Swaps	41,283	479	39,395	388	Present Value method, Gaussian Copula
Interest rate options	2,295	79	2,207	139	Black's Model, advanced multifactor interest rate models
Exchange rate options	1,057	—	549	8	Black-Scholes Model
Index and securities options	1,160	294	466	187	Black's Model, advanced multifactor interest rate models
Forwards on interest rate and variable income	1,276	—	101	—	Present Value method
Other	9,134	82	6,662	147	Present Value method, Advanced stochastic volatility models and other
Short positions	6,470	—	6,216	—	Present Value method
Hedging derivatives	4,740	12	7,650	6
Swaps	4,618	12	6,866	6	Present Value method
Interest rate options	3	—	1	—	Black’s Model
Other	119	—	783	—	Present Value method, Advanced stochastic volatility models and other
Financial liabilities designated at fair value through profit or lossD	36,200	160	40,313	29	Present Value method
Liabilities under insurance contracts	17,583	246	17,476	323	Present Value method with actuarial techniques
A.Level 2 internal models use data based on observable market parameters, while level 3 internal models use significant non-observable inputs in market data.
B.Includes mainly temporary acquisitions/disposals of assets with corporate clients and, to a lesser extent, with central banks.
C.Includes mainly syndicated loans under the HTC&S business model.
D.Includes, mainly, short-term deposits that are managed based on their fair value.

b) Financial Instruments (level 3)
Set forth below are the Group’s main financial instruments measured using unobservable market data as significant inputs of the internal models (level 3):
•HTC&S (Held to collect and sale) syndicated loans classified in the fair value category with changes in other comprehensive income, where the cost of liquidity is not directly observable in the market, as well as the prepayment option in favour of the borrower.
•Repos and reverse repos classified as financial assets held for trading, whose valuation uses significant unobservable inputs, mainly associated with credit adjustments, liquidity and certain specific characteristics of the counterparty and the collateral.
•Illiquid equity in non-trading portfolios, classified at fair value through profit or loss and at fair value through equity.
•Instruments in Santander UK’s portfolio (loans, debt securities and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt securities, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth and volatility thereof, and the mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.
•Callable interest rate derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.
•Trading derivatives on interest rates, taking as an underlying asset titling and with the amortization rate (CPR, Conditional prepayment rate) as unobservable main entry.
• Derivatives from trading on inflation in Spain, where volatility is not observable in the market.
•Equity volatility derivatives, specifically indices and equities, where volatility is not observable in the long term.
•Derivatives on long-term interest rate and FX in some units (mainly South America) where for certain underlyings it is not possible to demonstrate observability to these terms.
•Debt instruments referenced to certain illiquid interest rates, for which there is no reasonable market observability.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The measurements obtained using the internal models might have been different if other methods or assumptions had been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank considers that the fair value of the financial assets and liabilities recognised in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.
The net amount recognised in profit and loss in 2025 arising from models whose significant inputs are unobservable market data (level 3) amounted to EUR 469 profit (EUR 523 million and EUR 404 million profit in 2024 and 2023, respectively).

1.Valuation techniques
The table below shows the effect, at 31 December 2025, 2024 and 2023 on the fair value of the main financial instruments classified as level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

2025
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range		Weighted average	Impacts (EUR million)
(Level 3)						Unfavourable scenario	Favourable scenario
Financial assets held for trading
Loans and advances to customers
Repos/Reverse repos	Market proxy	Price / Credit spread	n.a.		n.a.	(10.50)	10.50
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 10%		5.10%	(2.24)	2.29
Government debt	Discounted Cash Flows	Discount curve	0% - 8%		4.00%	(9.21)	9.24
Others	Discounted Cash Flows	Credit spread	10% - 90%		35.50%	(1.32)	0.62
Derivatives
Cap&Floor	Modelo de Black Scholes	Volatility	(6.50)bps - 6.50bps	1.00	bps	(0.38)	0.52
CCS	Discounted Cash Flows	Credit spread	146.3% - 148.3%		147.30%	(0.01)	0.01
EQ Options	EQ option pricing model	Volatility	0% - 70%		40.50%	(0.17)	0.24
EQ Options	Local volatility	Volatility	10% - 90%		50.00%	(18.86)	18.86
Fx Options	Fx option pricing model	Volatility	0% - 40%		19.80%	(0.5)	0.49
FX Forward	Forward estimation	Swap Rate	0% - 15%		8.10%	(0.01)	0.02
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	2% - 8%		4.90%	(0.18)	0.17
IR Options	IR option pricing model	Volatility	0% - 30%		14.80%	(0.19)	0.19
IR Options	INF option pricing model	Volatility	0% - 30%		14.90%	(0.63)	0.63
IRS	Others	Others	5% - n.a.		n.a.	(11.24)	8.23
IRS	Discounted Cash Flows	Credit spread	19.6% - 127.5%		50.50%	(2.1)	0.84
IRS	Discounted Cash Flows	Inflation Swap Rate	1.0% - 99.0%		99.00%	—	1.41
Others	Forward estimation	Price	60bps - 300bps		179.80bps	(3.48)	3.47
Property derivatives	Option pricing model	Growth rate	(5)% - 5%		0.00%	(2.64)	2.64
Securitisation Swap	Discounted Cash Flows	Constant prepayment rates	10% - 90%		50.00%	—	—
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0.1% - 3%		1.60%	(0.12)	0.12
Mortgage portfolio	Black Scholes model	Growth rate	(5)% - 5%		0.00%	(0.23)	0.23
Debt securities
Other debt securities	Others	Inflation Swap Rate	0% - 8%		4.10%	—	—

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

2025
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Non-trading financial assets mandatorily at fair value through profit or loss
Debt securities
Property securities	Probability weighting	Growth rate	(5)% - 5%	0.00%	(0.11)	0.11
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(254.29)	254.29
Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a.	n.a.	(2.33)	2.33
Loans	Discounted Cash Flows	Interest rate curve	6.1% - 7.2%	6.60%	—	—
Loans	Discounted Cash Flows	Margin of a reference portfolio	3% - 7%	5%	(0.25)	0.25
Loans	Present value method	Credit spread	121.9bps - 174.7 bps	121.9bps	(1.6)	—
Loans	Market price	Market price	(0.3)% - 0.1%	(0.30%)	(2.70)	0.54
Debt securities
Mortgage Letters	Discounted Cash Flows	Mortgage Letters	3.4% - 5.5%	4.50%	—	—
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(27.16)	27.16
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	43.80%	(0.09)	0.07
FX Options	Volatility option model	Volatility	10% - 90%	42.30%	(0.33)	0.22
IRS	Discounted Cash Flows	Inflation Swap Rate	1% - 99%	50.40%	(1.38)	1.40
IRS	Discounted Cash Flows	Credit Spread	8.4bps - 19.2bps	10.70bps	(2.42)	0.66

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

2024
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range		Weighted average	Impacts (EUR million)
(Level 3)						Unfavourable scenario	Favourable scenario
Financial assets held for trading
Loans and advances to customers
Repos/Reverse repos	Other	Long-term repo spread	n.a.		n.a.	(0.05)	—
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 10%		5.10%	(2.24)	2.29
Government debt	Discounted Cash Flows	Discount curve	0% - 8%		4.00%	(9.21)	9.24
Others	Discounted Cash Flows	Credit spread	10% - 90%		35.50%	(1.32)	0.62
Derivatives
Cap&Floor	Forward estimation	Interest rate	(2)bps - 2bps	0.00	bps	—	—
CCS	Discounted Cash Flows	Credit spread	158% - 165%		161.50%	(0.01)	0.01
CDS	Price	Credit spread	100% - 250%		178.83%	(0.09)	0.10
EQ Options	EQ option pricing model	Volatility	0% - 70%		41.25%	(0.48)	0.69
EQ Options	Local volatility	Volatility	10% - 90%		50.00%	(21.54)	21.54
FX Forward	Forward estimation	Swap Rate	0% - 15%		8.08%	(0.06)	0.07
FX Options	FX option pricing model	Volatility	0% - 40%		20.10%	(0.65)	0.66
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	2% - 8%		4.78%	(0.21)	0.18
IR Options	IR option pricing model	Volatility	0% - 30%		17.34%	(0.16)	0.22
IRS	Others	Others	5% - n.a.		n.a.	(4.09)	—
IRS	Discounted Cash Flows	Credit spread	47.8% - 273.4%		155.36%	(1.91)	1.74
IRS	Discounted Cash Flows	Swap rate	1% - 99%		49.58%	(2.45)	2.41
Others	Forward estimation	Price	60bps - 300bps		181.50bps	(3.00)	3.08
Property derivatives	Option pricing model	Growth rate	(5)% - 5%		0.00%	(3.39)	3.39
Securitisation Swap	Discounted Cash Flows	Constant prepayment rates	10% - 90%		50.00%	(0.63)	0.63
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0.1% - 2.0%		1.05%	(0.15)	0.15
Mortgage portfolio	Black Scholes model	Growth rate	(5)% - 5%		0.00%	(0.24)	0.24
Debt securities
Other debt securities	Others	Inflation Swap Rate	0% - 8%		3.96%	(3.63)	3.55

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

2024
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Non-trading financial assets mandatorily at fair value through profit or loss
Debt securities
Property securities	Probability weighting	Growth rate	(5)% - 5%	0.00%	(0.24)	0.24
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(183.98)	183.98
Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a.	n.a.	(18.61)	—
Loans	Discounted Cash Flows	Interest rate curve	3.4% - 6.5%	4.95%	(0.17)	0.17
Loans	Discounted Cash Flows	Margin of a reference portfolio	(1)bps - 1bps	0bp	(30.36)	30.36
Loans	Forward estimation	Credit spread	150bps - 232bps	150bps	(1.96)	—
Loans	Market price	Market price	(5)% - 20%	0.01%	(4.91)	1.23
Debt securities
Corporate debt	Discounted Cash Flows	Margin of a reference portfolio	(0.01)% - 0.01%	0.00%	(0.09)	0.09
Mortgage Letters	Discounted Cash Flows	Mortgage Letters	1.6% - 5.2%	3.40%	—	—
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(37.56)	37.56
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	42.20%	(0.11)	0.07
FX Options	Volatility option model	Volatility	10% - 90%	45.30%	(0.03)	0.02
IRS	Discounted Cash Flows	Inflation Swap Rate	1% - 99%	47.12%	(4.77)	4.24
IRS	Discounted Cash Flows	Credit spread	34bps - 68bps	44bps	(4.09)	1.65
A.For each instrument, the valuation technique, the unobservable inputs are shown in the 'Main observable inputs' column under probable scenarios, variation range, average value and impact resulting from valuing the position in the established maximum and minimum range.
B.The breakdown of impacts is shown by type of instrument and unobservable inputs.
C.The estimation of the range of variation of the unobservable inputs has been carried out taking into account plausible movements of said parameters depending on the type of instrument.
D.Zero impacts from fully hedged or back-to-back transactions have not been included in this exercise.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

2023
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range		Weighted average	Impacts (EUR million)
(Level 3)						Unfavourable scenario	Favourable scenario
Financial assets held for trading
Loans and advances to customers
Repos/Reverse repos	Other	Long-term repo spread	n.a.		n.a.	(0.05)	—
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 10%		5.06%	(4.50)	4.61
Government debt	Discounted Cash Flows	Discount curve	0% - 8%		3.99%	(8.07)	8.02
Derivatives
CCS	Forward estimation	Interest rate	(6)bps - 6bps	0.40	bps	(0.90)	1.03
CDS	Credit default models	Illiquid credit default spread curves	100bps - 200bps	149.14	bps	(0.14)	0.14
EQ Options	EQ option pricing model	Volatility	0% - 70%		41.25%	(0.48)	0.69
EQ Options	Local volatility	Volatility	10% - 90%		50.00%	(21.54)	21.54
FX Options	FX option pricing model	Volatility	0% - 40%		20.10%	(0.65)	0.66
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	2% - 8%		4.78%	(0.21)	0.18
IR Options	IR option pricing model	Volatility	0.0% - 30.0%		17.34%	(0.16)	0.22
IRS	Others	Others	5% - n.a.		n.a.	(4.09)	—
IRS	Discounted Cash Flows	Credit spread	47.8% - 273.4%		155.36%	(1.91)	1.74
IRS	Discounted Cash Flows	Swap rate	1.0% - 99.0%		49.58%	(2.45)	2.41
IRS	Forward estimation	Interest rate	(5.2)bps - 5.2bps	0.09	bps	(0.03)	0.03
IRS	Prepayment modelling	Prepayment rate	2.5% - 9.0%		8.92%	—	0.05
Property derivatives	Option pricing model	Growth rate	(5)% - 5%		0.00%	(3.39)	3.39
Securitisation Swap	Discounted Cash Flows	Constant prepayment rates	10.00% - 90.00%		50.00%	(0.63)	0.63
Structured notes	Price based	Price	(10)% - 10%		0.00%	(1.53)	1.53
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0.1% - 2%		1.05%	(0.15)	0.15
Mortgage portfolio	Black Scholes model	Growth rate	(5)%- 5%		0.00%	(0.24)	0.24
Debt securities
Other debt securities	Others	Inflation Swap Rate	0% - 8%		3.96%	(3.63)	3.55

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

2023
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range		Weighted average	Impacts (EUR million)
(Level 3)						Unfavourable scenario	Favourable scenario
Non-trading financial assets mandatorily at fair value through profit or loss
Debt securities
Property securities	Probability weighting	Growth rate	(5)% - 5%		0.00%	(0.24)	0.24
Equity instruments
Equities	Price Based	Price	90% - 110%		100.00%	(183.98)	183.98
Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a.		n.a.	(18.61)	—
Loans	Discounted Cash Flows	Interest rate curve	3.4% - 6.5%		4.95%	(0.17)	0.17
Loans	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp		0bp	(30.36)	30.36
Loans	Forward estimation	Credit spread	150.0bps - 232.0bps	150.00	bps	(1.96)	—
Loans	Market price	Market price	(5)% - 20%		0.01%	(4.91)	1.23
Debt securities
Corporate debt	Discounted Cash Flows	Margin of a reference portfolio	(0.01)% - 0.01%		0.00%	(0.09)	0.09
Government debt	Discounted Cash Flows	Interest rate	0% - 2%		0.99%	—	—
Equity instruments
Equities	Price Based	Price	90% - 110%		100.00%	(37.56)	37.56
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%		42.20%	(0.11)	0.07
CMS	Discounted Cash Flows	Volatility	10% - 90%		47.66%	—	—
FX Options	Volatility option model	Volatility	10% - 90%		45.30%	(0.03)	0.02
IRS	Discounted Cash Flows	Inflation Swap Rate	10% - 90%		39.03%	(4.09)	1.65
Swaptions	Volatility option model	Volatility	10% - 90%		35.55%	(0.21)	0.10
A.For each instrument, the valuation technique, the unobservable inputs are shown in the 'Main observable inputs' column under probable scenarios, variation range, average value and impact resulting from valuing the position in the established maximum and minimum range.
B.The breakdown of impacts is shown by type of instrument and unobservable inputs.
C.The estimation of the range of variation of the unobservable inputs has been carried out taking into account plausible movements of said parameters depending on the type of instrument.
D.Zero impacts from fully hedged or back-to-back transactions have not been included in this exercise.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
2. Movement of financial instruments classified as Level 3
Lastly, the changes in the financial instruments classified as Level 3 in 2025, 2024 and 2023 were as follows:

	01/01/2025	Changes						31/12/2025
EUR million	Fair value calculated using internal models (Level 3)	Purchases/ Issuances	Sales/Settlements	Changes in fair value recognised in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (level 3)
Financial assets held for trading	3,930	5,353	(2,748)	57	—	(9)	(87)	6,496
Central Banks	—	437	—	4	—	—	—	441
Credit entities	769	128	(744)	—	—	—	(1)	152
Customers	1,801	4,450	(1,711)	52	—	2	(2)	4,592
Debt securities	413	110	(112)	(13)	—	(21)	(37)	340
Trading derivatives	947	228	(181)	14	—	10	(47)	971
Swaps	556	1	(81)	(30)	—	(21)	126	551
Exchange rate options	2	—	—	5	—	19	13	39
Interest rate options	30	6	—	1	—	20	(18)	39
Index and securities options	241	1	(41)	37	—	(5)	(113)	120
Interest rate futures	—	—	(14)	—	—	(6)	20	—
Other	118	220	(45)	1	—	3	(75)	222
Hedging derivatives (Assets)	20	—	—	(7)	—	(4)	(2)	7
Swaps	20	—	—	(7)	—	(4)	(2)	7
Financial assets at fair value through profit or loss	106	33	(100)	(5)	—	—	—	34
Loans and advances to customers	20	—	—	(5)	—	—	(1)	14
Debt securities	86	33	(100)	—	—	—	1	20
Non-trading financial assets mandatorily at fair value through profit or loss	2,588	324	(191)	360	—	(266)	74	2,889
Customers	505	—	—	(36)	—	(266)	(32)	171
Debt instruments	242	24	(40)	(27)	—	—	(24)	175
Equity instruments	1,841	300	(151)	423	—	—	130	2,543
Financial assets at fair value through other comprehensive income	8,675	7,635	(6,159)	—	(73)	57	(1,074)	9,061
Loans and advances	7,253	7,259	(5,621)	—	(87)	97	(999)	7,902
Debt securities	1,047	360	(530)	—	16	(40)	34	887
Equity instruments	375	16	(8)	—	(2)	—	(109)	272
TOTAL ASSETS	15,319	13,345	(9,198)	405	(73)	(222)	(1,089)	18,487
Financial liabilities held for trading	934	160	(206)	(59)	—	16	19	864
Trading derivatives	934	160	(206)	(59)	—	16	19	864
Swaps	479	1	(88)	(90)	—	19	97	418
Exchange rate options	—	—	(1)	2	—	18	15	34
Interest rate options	79	—	(25)	17	—	(3)	27	95
Index and securities options	294	1	(83)	6	—	(4)	(63)	151
Securities and interest rate futures	—	—	—	—	—	(19)	19	—
Others	82	158	(9)	6	—	5	(76)	166
Hedging derivatives (Liabilities)	12	—	(1)	14	—	(6)	—	19
Swaps	12	—	—	14	—	(6)	(1)	19
Interest rate options	—	—	(1)	—	—	—	1	—
Financial liabilities designated at fair value through profit or loss	160	—	(49)	—	—	(111)	—	—
Liabilities under insurance contracts	246	—	—	(19)	—	—	—	227
TOTAL LIABILITIES	1,352	160	(256)	(64)	—	(101)	19	1,110

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	01/01/2024	Changes						31/12/2024
EUR million	Fair value calculated using internal models (level 3)	Purchases /Issuances	Sales/Settlements	Changes in fair value recognized in profit or loss	Changes in fair value recognized in equity	Level reclassifications	Other	Fair value calculated using internal models (level 3)
Financial assets held for trading	2,086	3,205	(813)	302	—	(715)	(135)	3,930
Credit entities	—	770	—	(1)	—	—	—	769
Customers	24	1,808	(24)	(7)	—	—	—	1,801
Debt securities	914	355	(384)	(39)	—	(377)	(56)	413
Equity instruments	1	—	—	(1)	—	—	—	—
Trading derivatives	1,147	272	(405)	350	—	(338)	(79)	947
Swaps	577	184	(278)	186	—	(152)	39	556
Exchange rate options	9	—	(1)	—	—	(6)	—	2
Interest rate options	153	13	(42)	(20)	—	(74)	—	30
Index and securities options	235	42	(44)	128	—	(106)	(14)	241
Other	173	33	(40)	56	—	—	(104)	118
Hedging derivatives (Assets)	—	—	—	15	—	(1)	6	20
Swaps	—	—	—	15	—	(1)	6	20
Financial assets at fair value through profit or loss	181	417	(300)	13	—	(201)	(4)	106
Loans and advances to customers	31	—	—	(5)	—	(23)	17	20
Debt securities	150	417	(300)	18	—	(178)	(21)	86
Non-trading financial assets mandatorily at fair value through profit or loss	2,095	719	(349)	73	—	132	(82)	2,588
Customers	287	390	(128)	(31)	—	41	(54)	505
Debt instruments	313	4	(96)	10	—	11	—	242
Equity instruments	1,495	325	(125)	94	—	80	(28)	1,841
Financial assets at fair value through other comprehensive income	5,989	6,707	(3,781)	—	(136)	6	(110)	8,675
Loans and advances	4,938	5,962	(3,685)	—	43	—	(5)	7,253
Debt securities	559	743	(81)	—	(74)	6	(106)	1,047
Equity instruments	492	2	(15)	—	(105)	—	1	375
TOTAL ASSETS	10,351	11,048	(5,243)	403	(136)	(779)	(325)	15,319
Financial liabilities held for trading	869	472	(200)	(95)	—	(266)	154	934
Trading derivatives	869	472	(200)	(95)	—	(266)	154	934
Swaps	388	371	(20)	(205)	—	(105)	50	479
Exchange rate options	8	—	(5)	—	—	(3)	—	—
Interest rate options	139	—	(54)	3	—	(10)	1	79
Index and securities options	187	54	(14)	113	—	(40)	(6)	294
Others	147	47	(107)	(6)	—	(108)	109	82
Hedging derivatives (Liabilities)	6	—	—	—	—	—	6	12
Swaps	6	—	—	—	—	—	6	12
Financial liabilities designated at fair value through profit or loss	29	41	(5)	1	—	94	—	160
Liabilities under insurance contracts	323	—	—	(26)	—	—	(51)	246
TOTAL LIABILITIES	1,227	513	(205)	(120)	—	(172)	109	1,352

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	01/01/2023	Changes						31/12/2023
EUR million	Fair value calculated using internal models (level 3)	Purchases/ Issuances	Sales/Settlements	Changes in fair value recognised in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (level 3)
Financial assets held for trading	383	496	(149)	194	—	1,162	—	2,086
Customers	—	23	—	1	—	—	—	24
Debt securities	42	126	(63)	30	—	773	6	914
Equity instruments	1	—	—	—	—	—	—	1
Trading derivatives	340	347	(86)	163	—	389	(6)	1,147
Swaps	139	90	(4)	179	—	191	(18)	577
Exchange rate options	4	1	—	4	—	—	—	9
Interest rate options	39	—	—	2	—	112	—	153
Index and securities options	48	132	(4)	(20)	—	76	3	235
Other	110	124	(78)	(2)	—	10	9	173
Financial assets at fair value through profit or loss	427	51	—	(21)	—	22	(298)	181
Loans and advances to customers	5	—	—	4	—	22	—	31
Debt securities	422	51	—	(25)	—	—	(298)	150
Non-trading financial assets mandatorily at fair value through profit or loss	1,833	345	(238)	107	—	(6)	54	2,095
Customers	239	99	(73)	13	—	—	9	287
Debt securities	325	38	(48)	(5)	—	—	3	313
Equity instruments	1,269	208	(117)	99	—	(6)	42	1,495
Financial assets at fair value through other comprehensive income	5,647	3,322	(3,411)	—	(204)	231	404	5,989
Loans and advances	4,718	3,322	(3,408)	—	36	160	110	4,938
Debt securities	229	—	—	—	5	71	254	559
Equity instruments	700	—	(3)	—	(245)	—	40	492
TOTAL ASSETS	8,290	4,214	(3,798)	280	(204)	1,409	160	10,351
Financial liabilities held for trading	415	276	(167)	(118)	—	476	(13)	869
Trading derivatives	415	276	(167)	(118)	—	476	(13)	869
Swaps	235	53	(83)	(58)	—	257	(16)	388
Exchange rate options	—	6	—	2	—	—	—	8
Interest rate options	19	4	(5)	(16)	—	137	—	139
Index and securities options	42	88	(13)	(15)	—	82	3	187
Others	119	125	(66)	(31)	—	—	—	147
Hedging derivatives (Liabilities)	14	—	—	(3)	—	(5)	—	6
Swaps	14	—	—	(3)	—	(5)	—	6
Financial liabilities designated at fair value through profit or loss	151	32	(151)	(3)	—	—	—	29
Liabilities under insurance contracts	345	—	—	—	(40)	—	18	323
TOTAL LIABILITIES	925	308	(318)	(124)	(40)	471	5	1,227

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
51. Other disclosures
a) Residual maturity periods
The detail, by maturity, of the balances of certain items in the consolidated balance sheet at 31 December 2025, 2024 and 2023 is presented below:

	31 December 2025
	EUR million
	On demand	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Assets
Cash, cash balances at Central Banks and other deposits on demand	152,281						152,281
Financial assets at fair value through other comprehensive income	—	12,721	8,593	14,012	8,315	28,690	72,331
Debt securities	—	10,677	7,631	12,139	6,619	21,239	58,305
Loans and advances	—	2,044	962	1,873	1,696	7,451	14,026
Credits institutions	—	—	111	3	5	1,001	1,120
Customers	—	2,044	851	1,870	1,691	6,450	12,906
Financial assets at amortized cost	40,174	213,109	173,400	208,743	163,374	403,889	1,202,689
Debt securities	—	8,547	9,312	25,469	17,474	79,212	140,014
Loans and advances	40,174	204,562	164,088	183,274	145,900	324,677	1,062,675
Central banks	—	14,782	—	—	1,134	70	15,986
Credits institutions	4,577	26,620	10,564	5,594	1,198	12,960	61,513
Customers	35,597	163,160	153,524	177,680	143,568	311,647	985,176
	192,455	225,830	181,993	222,755	171,689	432,579	1,427,301
Liabilities
Financial liabilities at amortized cost	700,717	271,366	147,951	132,783	72,048	96,319	1,421,184
Deposits	688,927	223,636	96,132	37,030	9,216	17,443	1,072,384
Central banks	857	8,550	4,615	2,892	—	1,628	18,542
Credit institutions	6,342	34,993	11,677	12,197	1,845	7,638	74,692
Customer deposits	681,728	180,093	79,840	21,941	7,371	8,177	979,150
Marketable debt securitiesA	—	38,875	48,971	94,735	62,275	67,848	312,704
Other financial liabilities	11,790	8,855	2,848	1,018	557	11,028	36,096
	700,717	271,366	147,951	132,783	72,048	96,319	1,421,184
Difference (assets less liabilities)	(508,262)	(45,536)	34,042	89,972	99,641	336,260	6,117
A.Includes promissory notes, certificates of deposit and other short-term debt issues.
See breakdown by type of debt (subordinated debt, senior unsecured debt, senior secured debt, notes and other securities) (see note 22).

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	31 December 2024
	EUR million
	On demand	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Assets
Cash, cash balances at Central Banks and other deposits on demand	192,208	—	—	—	—	—	192,208
Financial assets at fair value through other comprehensive income	—	13,401	9,153	23,902	8,905	32,344	87,705
Debt securities	—	11,072	8,449	22,137	7,623	27,277	76,558
Loans and advances	—	2,329	704	1,765	1,282	5,067	11,147
Credits institutions	—	36	—	98	6	223	363
Customers	—	2,293	704	1,667	1,276	4,844	10,784
Financial assets at amortized cost	41,652	208,565	167,974	220,871	176,710	387,935	1,203,707
Debt securities	—	9,628	14,041	17,071	22,705	57,504	120,949
Loans and advances	41,652	198,937	153,933	203,800	154,005	330,431	1,082,758
Central banks	—	15,067	—	—	—	1,112	16,179
Credits institutions	6,208	23,550	4,166	5,760	1,843	14,010	55,537
Customers	35,444	160,320	149,767	198,040	152,162	315,309	1,011,042
	233,860	221,966	177,127	244,773	185,615	420,279	1,483,620
Liabilities
Financial liabilities at amortized cost	720,659	256,651	171,362	155,620	89,229	90,801	1,484,322
Deposits	707,418	213,220	121,914	46,431	21,510	15,946	1,126,439
Central banks	17	9,063	11,022	4,772	—	8	24,882
Credit institutions	13,948	27,149	19,300	15,655	6,477	7,483	90,012
Customer deposits	693,453	177,008	91,592	26,004	15,033	8,455	1,011,545
Marketable debt securitiesA	—	35,570	47,977	100,451	60,128	73,841	317,967
Other financial liabilities	13,241	7,861	1,471	8,738	7,591	1,014	39,916
	720,659	256,651	171,362	155,620	89,229	90,801	1,484,322
Difference (assets less liabilities)	(486,799)	(34,685)	5,765	89,153	96,386	329,478	(702)
A.Includes promissory notes, certificates of deposit and other short-term debt issues.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	31 December 2023
	EUR million
	On demand	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Assets
Cash, cash balances at Central Banks and other deposits on demand	220,342	—	—	—	—	—	220,342
Financial assets at fair value through other comprehensive income	—	13,544	9,234	19,372	14,162	25,235	81,547
Debt securities	—	13,078	8,433	18,432	12,764	20,858	73,565
Loans and advances	—	466	801	940	1,398	4,377	7,982
Customers	—	466	801	940	1,085	4,377	7,669
Financial assets at amortized cost	40,687	202,066	171,494	232,190	158,556	386,410	1,191,403
Debt securities	—	12,281	14,114	18,608	11,281	47,275	103,559
Loans and advances	40,687	189,785	157,380	213,582	147,275	339,135	1,087,844
Central banks	—	18,730	—	—	—	1,352	20,082
Credit institutions	6,783	26,671	6,313	7,151	1,521	9,478	57,917
Customers	33,904	144,384	151,067	206,431	145,754	328,305	1,009,845
	261,029	215,610	180,728	251,562	172,718	411,645	1,493,292
Liabilities
Financial liabilities at amortized cost	711,093	246,898	182,516	161,784	88,527	77,885	1,468,703
Deposits	697,339	210,538	118,035	61,332	22,161	15,903	1,125,308
Central banks	168	20,224	6,941	16,846	4,581	22	48,782
Credit institutions	6,572	25,990	21,390	13,434	5,963	7,897	81,246
Customer deposits	690,599	164,324	89,704	31,052	11,617	7,984	995,280
Marketable debt securitiesA	—	28,371	63,440	92,554	57,639	61,204	303,208
Other financial liabilities	13,754	7,989	1,041	7,898	8,727	778	40,187
	711,093	246,898	182,516	161,784	88,527	77,885	1,468,703
Difference (assets less liabilities)	(450,064)	(31,288)	(1,788)	89,778	84,191	333,760	24,589
A.Includes promissory notes, certificates of deposit and other short-term debt issues.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The detail of the remaining contractual maturities of the existing financial liabilities at amortised cost at 31 December 2025, 2024 and 2023 is as follows:

	31 December 2025
	EUR million
	On demand	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortized cost
Deposits	687,708	221,487	95,553	36,937	9,204	17,423	1,068,312
Central banks	857	8,497	4,581	2,892	—	1,627	18,454
Credit institutions	6,298	34,993	11,677	12,197	1,841	7,636	74,642
Customer	680,553	177,997	79,295	21,848	7,363	8,160	975,216
Marketable debt securities	—	37,742	47,782	93,250	62,071	66,107	306,952
Other financial liabilities	11,790	8,855	2,848	1,018	557	11,029	36,097
	699,498	268,084	146,183	131,205	71,832	94,559	1,411,361

	31 December 2024
	EUR million
	On demand	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortized cost
Deposits	699,007	207,554	117,431	43,090	19,248	15,796	1,102,126
Central banks	17	9,082	11,026	4,772	—	7	24,904
Credit institutions	13,634	27,170	19,258	15,674	6,482	7,462	89,680
Customer	685,356	171,302	87,147	22,644	12,766	8,327	987,542
Marketable debt securities	—	36,315	48,973	102,306	61,260	74,817	323,671
Other financial liabilities	13,241	7,861	1,471	8,738	7,591	1,014	39,916
	712,248	251,730	167,875	154,134	88,099	91,627	1,465,713
.

	31 December 2023
	EUR million
	On demand	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortized cost
Deposits	698,595	204,001	109,311	51,191	20,761	15,585	1,099,444
Central banks	168	20,334	6,853	16,846	4,581	35	48,817
Credit institutions	6,884	25,642	21,334	13,079	5,924	7,685	80,548
Customer	691,543	158,025	81,124	21,266	10,256	7,865	970,079
Marketable debt securities	—	28,258	62,935	91,492	56,944	60,166	299,795
Other financial liabilities	13,666	8,078	1,041	7,898	8,727	777	40,187
	712,261	240,337	173,287	150,581	86,432	76,528	1,439,426

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Below is a breakdown of contractual maturities for the rest of financial assets and liabilities as of 31 December 2025, 2024 and 2023:

	31 December 2025
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL ASSETS
Financial assets held for trading	85,732	38,979	35,639	22,880	69,088	252,318
Derivatives	15,579	4,967	13,348	10,446	14,015	58,355
Equity instruments	—	—	—	—	22,030	22,030
Debt securities	8,666	26,749	20,034	11,618	31,501	98,568
Loans and advances	61,487	7,263	2,257	816	1,542	73,365
Central banks	13,143	1,181	308	—	—	14,632
Credits institutions	22,532	2,114	1,104	213	4	25,967
Customers	25,812	3,968	845	603	1,538	32,766
Financial assets designated at fair value through profit or loss	611	893	1,595	819	4,128	8,046
Debt securities	333	480	1,032	394	655	2,894
Loans and advances	278	413	563	425	3,473	5,152
Credit institutions	20	1	9	30	353	413
Customers	258	412	553	396	3,120	4,739
Non-trading financial assets mandatorily at fair value through profit or loss	1,091	174	407	—	6,089	7,761
Equity instruments					5,815	5,815
Debt securities	34	9	93	—	109	245
Loans and advances	1,057	165	314	—	165	1,701
Central banks	—	—	—	—	—	—
Credits institutions	—	—	—	—	—	—
Customers	1,057	165	314	—	165	1,701
Financial assets at fair value through other comprehensive income	—	—	—	—	2,281	2,281
Equity instruments	—	—	—	—	2,281	2,281
Hedging derivatives	1,066	293	609	440	1,523	3,931
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(22)	63	(17)	72	(46)	50
TOTAL FINANCIAL ASSETS	88,478	40,402	38,233	24,211	83,063	274,387

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	31 December 2025
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES
Financial liabilities held for trading	131,052	5,783	14,084	10,642	9,985	171,546
Derivatives	18,105	4,339	11,403	10,051	8,070	51,968
Shorts positions	39,712	661	1,271	478	1,893	44,015
Deposits	73,235	783	1,410	113	22	75,563
Central banks	12,385	—	—	—	—	12,385
Credits institutions	24,759	770	1,410	113	6	27,058
Customers	36,091	13	—	—	16	36,120
Financial liabilities designated at fair value through profit or loss	19,717	4,015	6,934	3,849	7,633	42,148
Deposits	18,785	3,177	4,452	1,105	2,921	30,440
Central banks	3,086	—	—	—	—	3,086
Credits institutions	914	23	115	31	341	1,424
Customers	14,785	3,154	4,337	1,074	2,580	25,930
Marketable debt securitiesA	910	838	2,482	2,744	4,712	11,686
Other financial liabilities	22	—	—	—	—	22
Hedging derivatives	447	681	735	917	1,468	4,248
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(16)	25	4	36	—	49
TOTAL FINANCIAL LIABILITIES	151,200	10,504	21,757	15,444	19,086	217,991
A.See breakdown by type of debt (subordinated debt, senior unsecured debt, senior secured debt, promissory notes and other securities) (see note 22).

	31 December 2025
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Memorandum items
Loans commitment granted	146,340	31,411	45,392	58,085	40,006	321,234
Financial guarantees granted	8,348	6,018	1,803	630	650	17,449
Other commitments granted	102,278	21,002	11,820	3,643	9,375	148,118
MEMORANDUM ITEMS	256,966	58,431	59,015	62,358	50,031	486,801
In the Group’s experience, no outflows of cash or other financial assets take place prior to the contractual maturity date that might affect the information broken down above.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	31 December 2024
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL ASSETS
Financial assets held for trading	64,300	56,571	33,945	24,504	50,933	230,253
Derivatives	14,231	14,504	16,676	12,384	6,305	64,100
Equity instruments	—	—	—	—	16,636	16,636
Debt securities	6,930	21,305	15,319	11,944	27,148	82,646
Loans and advances	43,139	20,762	1,950	176	844	66,871
Central banks	1,241	11,725	—	—	—	12,966
Credits institutions	21,840	4,088	1,287	—	99	27,314
Customers	20,058	4,949	663	176	745	26,591
Financial assets designated at fair value through profit or loss	152	750	2,421	1,075	3,517	7,915
Debt securities	95	342	1,254	680	526	2,897
Loans and advances	57	408	1,167	395	2,991	5,018
Central banks	—	—	—	—	—	—
Credit institutions	16	—	5	34	353	408
Customers	41	408	1,162	361	2,638	4,610
Non-trading financial assets mandatorily at fair value through profit or loss	794	8	29	102	5,197	6,130
Equity instruments	—	—	—	—	4,641	4,641
Debt instruments	39	2	3	10	393	447
Loans and advances	755	6	26	92	163	1,042
Central banks	—	—	—	—	—	—
Credits institutions	—	—	—	—	—	—
Customers	755	6	26	92	163	1,042
Financial assets at fair value through other comprehensive income	—	—	—	—	2,193	2,193
Equity instruments	—	—	—	—	2,193	2,193
Hedging derivatives	1,786	1,423	957	800	706	5,672
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(61)	18	(569)	(50)	(42)	(704)
TOTAL FINANCIAL ASSETS	66,971	58,770	36,783	26,431	62,504	251,459

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	31 December 2024
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES
Financial liabilities held for trading	100,071	16,537	14,244	12,530	8,769	152,151
Derivatives	14,364	13,296	11,946	12,335	5,812	57,753
Shorts positions	28,548	2,931	1,199	195	2,957	35,830
Deposits	57,159	310	1,099	—	—	58,568
Central banks	13,300	—	—	—	—	13,300
Credits institutions	24,875	310	1,099	—	—	26,284
Customers	18,984	—	—	—	—	18,984
Financial liabilities designated at fair value through profit or loss	16,036	6,000	6,422	1,918	5,984	36,360
Deposits	15,193	4,860	4,037	490	4,226	28,806
Central banks	1,774	—	—	—	—	1,774
Credits institutions	1,035	133	15	49	393	1,625
Customers	12,384	4,727	4,022	441	3,833	25,407
Marketable debt securitiesA	843	1,140	2,385	1,428	1,758	7,554
Hedging derivatives	832	668	826	814	1,612	4,752
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	—	(5)	13	47	(64)	(9)
TOTAL FINANCIAL LIABILITIES	116,939	23,200	21,505	15,309	16,301	193,254
A.See breakdown by type of debt (subordinated debt, senior unsecured debt, senior secured debt, promissory notes and other securities) (see note 22).

	31 December 2024
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Memorandum items
Loans commitment granted	133,084	35,747	57,157	57,285	19,588	302,861
Financial guarantees granted	5,103	6,803	3,691	796	508	16,901
Other commitments granted	92,172	20,681	13,197	5,032	3,411	134,493
MEMORANDUM ITEMS	230,359	63,231	74,045	63,113	23,507	454,255

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	31 December 2023
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL ASSETS
Financial assets held for trading	36,120	49,668	30,602	17,912	42,619	176,921
Derivatives	8,777	10,551	17,775	9,532	9,693	56,328
Equity instruments	—	—	—	—	15,057	15,057
Debt securities	7,598	18,315	10,274	8,137	17,800	62,124
Loans and advances	19,745	20,802	2,553	243	69	43,412
Central banks	1,146	16,571	—	—	—	17,717
Credits institutions	10,861	2,076	1,079	45	—	14,061
Customers	7,738	2,155	1,474	198	69	11,634
Financial assets designated at fair value through profit or loss	1,657	557	2,529	1,350	3,680	9,773
Debt securities	252	77	1,269	690	807	3,095
Loans and advances	1,405	480	1,260	660	2,873	6,678
Credit institutions	26	22	3	15	393	459
Customers	1,379	458	1,257	645	2,480	6,219
Non-trading financial assets mandatorily at fair value through profit or loss	591	153	71	80	5,015	5,910
Equity instruments	—	—	—	—	4,068	4,068
Debt instruments	41	—	57	3	759	860
Loans and advances	550	153	14	77	188	982
Customers	550	153	14	77	188	982
Financial assets at fair value through other comprehensive income	—	—	—	—	1,761	1,761
Equity instruments	—	—	—	—	1,761	1,761
Hedging derivatives	1,188	412	1,535	937	1,225	5,297
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(237)	(225)	156	(402)	(80)	(788)
TOTAL FINANCIAL ASSETS	39,319	50,565	34,893	19,877	54,220	198,874

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	31 December 2023
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES
Financial liabilities held for trading	73,257	12,127	19,180	10,591	7,115	122,270
Derivatives	8,147	9,486	17,990	10,060	4,906	50,589
Shorts positions	21,381	1,288	765	531	2,209	26,174
Deposits	43,729	1,353	425	—	—	45,507
Central banks	7,808	—	—	—	—	7,808
Credits institutions	17,228	209	425	—	—	17,862
Customers	18,693	1,144	—	—	—	19,837
Financial liabilities designated at fair value through profit or loss	23,190	7,583	4,863	1,359	3,372	40,367
Deposits	22,688	6,459	3,223	338	2,288	34,996
Central banks	1,158	51	—	—	—	1,209
Credits institutions	1,161	57	84	61	372	1,735
Customers	20,369	6,351	3,139	277	1,916	32,052
Marketable debt securitiesA	502	1,124	1,640	1,021	1,084	5,371
Hedging derivatives	1,525	2,064	1,577	878	1,612	7,656
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(1)	(4)	36	(5)	29	55
TOTAL FINANCIAL LIABILITIES	97,971	21,770	25,656	12,823	12,128	170,348
A.See breakdown by type of debt (subordinated debt, senior unsecured debt, senior secured debt, promissory notes and other securities) (see note 22).

	31 December 2023
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Memorandum items
Loans commitment granted	125,083	31,658	55,344	47,204	20,300	279,589
Financial guarantees granted	7,870	4,734	1,654	686	491	15,435
Other commitments granted	81,146	17,448	9,699	3,386	1,594	113,273
MEMORANDUM ITEMS	214,099	53,840	66,697	51,276	22,385	408,297

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
b) Equivalent euro value of assets and liabilities
The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

Equivalent value in EUR million
	2025		2024		2023
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Cash, cash balances at central banks and other deposits on demand	89,186	—	109,932	—	114,410	—
Financial assets/liabilities held for trading	136,499	75,272	130,076	76,216	106,011	60,581
Non-trading financial assets mandatorily at fair value through profit or loss	3,530	—	3,208	—	3,291	—
Other financial assets/liabilities at fair value through profit or loss	666	14,943	793	13,844	1,721	12,699
Financial assets at fair value through other comprehensive income	45,564	—	60,861	—	60,516	—
Financial assets at amortized cost	745,401	—	777,226	—	773,504	—
Investments	1,859	—	2,103	—	1,689	—
Tangible assets	14,437	—	18,812	—	20,797	—
Intangible assets	10,296	—	12,282	—	12,772	—
Financial liabilities at amortized cost	—	854,517	—	938,844	—	937,917
Liabilities under insurance contracts	—	227	—	261	—	330
OtherA	96,469	82,901	25,891	22,385	26,236	25,740
	1,143,907	1,027,860	1,141,184	1,051,550	1,120,947	1,037,267
A.Includes the import of the Polish business held for sale.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
c) Fair value of financial assets and liabilities not measured at fair value
The fair value at year-end of the financial instruments (certain portfolios of loans and advances and debt securities, on the asset side, and deposits and debt securities, on the liability side) registered in the consolidated balance sheet at amortized cost is presented below:
i) Financial assets measured at other than fair value

EUR million
	2025					2024					2023
Assets	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
Loans and advances	1,062,675	1,062,981	—	113,004	949,977	1,082,758	1,073,530	—	104,582	968,948	1,087,844	1,077,543	—	103,414	974,129
Debt securities	140,014	139,242	103,120	14,100	22,022	120,949	119,539	87,170	13,149	19,220	103,559	102,888	67,951	11,057	23,880
	1,202,689	1,202,223	103,120	127,104	971,999	1,203,707	1,193,069	87,170	117,731	988,168	1,191,403	1,180,431	67,951	114,471	998,009
ii) Financial liabilities measured at other than fair value

EUR million
	2025					2024					2023
LiabilitiesA	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
Deposits	1,072,384	1,073,147	—	235,998	837,149	1,126,439	1,125,532	—	250,440	875,092	1,125,308	1,124,373	—	263,428	860,945
Debt securities	312,704	314,173	162,382	115,597	36,194	317,967	317,912	170,118	112,365	35,429	303,208	298,792	136,109	125,575	37,108
	1,385,088	1,387,320	162,382	351,595	873,343	1,444,406	1,443,444	170,118	362,805	910,521	1,428,516	1,423,165	136,109	389,003	898,053
A.At 31 December 2025, Grupo Santander had other financial liabilities that amounted to EUR 36,096 million, EUR 39,916 million in 2024 and EUR 40,187 million in 2023.
The main valuation methods and inputs used in the estimates at 31 December 2025 of the fair values of the financial assets and liabilities in the foregoing table were as follows:
•Financial assets at amortised cost: the fair value was estimated using the present value method. The estimates were made considering factors such as the expected maturity of the portfolio, market interest rates, spreads on newly approved transactions or market spreads -when available-.
•Financial liabilities at amortised cost:
i) Deposits: the fair value of short term and on demand deposits was taken to be their carrying amount. Factors such as the expected maturity of the transactions and the Group’s current cost of funding in similar transactions are consider for the estimation of long term deposits fair value. It had been used also current rates offered for deposits of similar remaining maturities.
ii) Marketable debt securities and subordinated liabilities: the fair value was calculated based on market prices for these instruments -when available- or by the present value method using market interest rates and spreads, as well as using any significant input which is not observable with market data if applicable.
iii) The fair value of cash, cash balances at central banks and other deposits on demand was taken to be their carrying amount since they are mainly short-term balances.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
d) Offsetting of financial instruments
Following is the detail of financial assets and liabilities that were offset in the consolidated balance sheets as of 31 December 2025, 2024 and 2023:

	31 December 2025
	EUR million
Assets	Gross amount of financial assets	Gross amount of financial assets offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	117,733	(55,447)	62,286
Reverse repurchase agreements	217,509	(76,535)	140,974
Total	335,242	(131,982)	203,260

	31 December 2024
	EUR million
Assets	Gross amount of financial assets	Gross amount of financial assets offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	152,331	(82,559)	69,772
Reverse repurchase agreements	189,034	(67,488)	121,546
Total	341,365	(150,047)	191,318

	31 December 2023
	EUR million
Assets	Gross amount of financial assets	Gross amount of financial assets offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	149,508	(87,883)	61,625
Reverse repurchase agreements	179,580	(79,500)	100,080
Total	329,088	(167,383)	161,705

	31 December 2025
	EUR million
Liabilities	Gross amount of financial liabilities	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet
Derivatives	111,664	(55,447)	56,217
Reverse repurchase agreements	246,961	(76,535)	170,426
Total	358,625	(131,982)	226,643

	31 December 2024
	EUR million
Liabilities	Gross amount of financial liabilities	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet
Derivatives	145,064	(82,559)	62,505
Reverse repurchase agreements	223,141	(67,488)	155,653
Total	368,205	(150,047)	218,158

	31 December 2023
	EUR million
Liabilities	Gross amount of financial liabilities	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet
Derivatives	146,128	(87,883)	58,245
Reverse repurchase agreements	212,840	(79,500)	133,340
Total	358,968	(167,383)	191,585

At 31 December 2025, Grupo Santander has offset other items amounting to EUR 632 million (EUR 811 million and EUR 910 million at 31 December 2024 and 2023, respectively).

At 31 December 2025 the balance sheet shows the amounts EUR 192,621 million (EUR 176,198 million and EUR 151,044 million at 31 December 2024 and 2023) on derivatives and repos as assets and EUR 220,296 million (EUR 209,121 million and EUR 180,539 million at 31 December 2024 and 2023, respectively) on derivatives and repos as liabilities that are subject to netting and collateral arrangements.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
52. Primary and secondary segments reporting
Grupo Santander bases segment reporting on financial information presented to the chief operating decision maker, which excludes certain statutory results items that distort year-on-year comparisons and are not considered for management reporting. This financial information (underlying basis) is computed by adjusting reported results for the effects of certain gains and losses (e.g. capital gains, write-downs, impairment of goodwill, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to better understand the underlying trends in the business.
Grupo Santander has aligned the information in this note with the underlying information used internally for management reporting and with that presented in Grupo Santander's other public documents.
Grupo Santander executive committee has been selected to be its chief operating decision maker. Grupo Santander's operating segments reflect its organizational and managerial structures. Grupo Santander 's executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by global business and by country in which profits are earned. Santander prepares the information by aggregating the figures for Grupo Santander’s global businesses and countries, relating it to both the accounting data of the business units integrated in each segment and that provided by management information systems. The same general principles as those used in Grupo Santander are applied.
On 10 February 2026, the Group announced the implementation of a series of changes to its reporting structure. These changes are intended to improve the transparency and comparability of the metrics and financial statements, as well as to align the reporting with the way the bank has been managed since the beginning of 2026.
These changes, which affect the statutory and underlying income statements, the segment reporting and certain management metrics, have been applied to the periods presented herein and will apply to the information reported from the first quarter of 2026. These changes do not affect the Group’s consolidated balance sheet.
The main changes are as follows:
•In the underlying income statement, the results associated with the business subject to the Poland disposal are recorded in a single line item under 'non-recurring items'. Consequently, the global businesses, which, in accordance with IFRS 8, are reported only on an underlying basis, also exclude Poland.
•Certain charges that, until 31 December 2025, were recorded under the 'other provisions' line item are now presented in different lines of the income statement. In particular, charges mainly relating to bank levies and other taxes applicable to the banking sector, are reclassified to 'other operating costs' to ensure uniformity across the Group. In addition, certain recurring operating charges, primarily related to labour (mainly in Brazil) and legal processes, are presented in 'total costs' (comprising
'administrative expenses and amortizations' and 'other operating costs').
•Given that our payments platform strategy is now largely established, we are positioning Payments, renamed Payment Solutions, as the Group’s payments platform business. In this context, from 1 January 2026, the income statement and balance sheet items relating to the Cards business have been reclassified to Retail (previously recorded in Payments), to better align reporting with the management structure in these businesses in 2026.
•In addition to the change in the Payments business described above, two minor adjustments have been introduced to the primary segments: i) the Digital Consumer Bank (Consumer) business has been renamed Openbank; and ii) Wealth Management & Insurance has been reorganized into two business lines. These changes do not impact figures at the Group or primary segment levels.
The Group has recast the corresponding information of earlier periods to reflect these changes in the structure of its internal organization.

a) Primary segments
This primary level of segmentation, which is based on the Group’s management structure, comprises six reportable segments: five global businesses plus the Corporate Centre. The operating areas are:
•Retail & Commercial Banking (Retail): area that integrates the retail banking and commercial banking business (individuals, SMEs and corporates), except private banking clients and business originated in the consumer finance businesses.
•Openbank, formerly Digital Consumer Bank (Consumer): comprises all business originated by consumer finance companies, plus our digital bank (formerly Openbank), Open Digital Services (ODS) and SBNA Consumer.
•Corporate & Investment Banking (CIB): this business, which includes Global Transactional Banking, Global Banking (Global Debt Financing and Corporate Finance) and Global Markets, offers products and services on a global scale to corporate and institutional customers, and collaborates with other global businesses to better serve our broad customer base.
•Wealth Management & Insurance (Wealth): comprises two business lines: i) Private Banking, which includes the corporate private banking unit and International Private Banking in the US, Switzerland and the UAE; and ii) Insurance & Asset Management Solutions, which brings together the insurance business and liquid and illiquid asset management activities and includes the investment platforms and holdings that complement the traditional Wealth business.
•Payment Solutions (Payments): brings together the Group’s digital payment solutions, providing global technological solutions to Group entities and new customers in the open market. It comprises Getnet, Getnet Platforms and Ebury.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
•Corporate Centre: includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group's asset and liability committee, as well as management of liquidity and of shareholders' equity via issuances.
As Grupo Santander’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the other businesses. It also incorporates goodwill impairments but not the costs related to the Grupo Santander’s central services (charged to the areas), except for corporate and institutional expenses related to the Grupo Santander’s functioning.
There are no customers located in any of the areas that generate income exceeding 10% of Total income.
The main masses of the balance sheets of the different segments, summarized, are indicated below:

EUR million
	2025
Balance sheet (condensed)	Retail & Commercial Banking	Openbank	Corporate & Investment Banking	Wealth Management & Insurance	Payment Solutions	Corporate Centre	Total
Loans and advances to customers	594,262	203,857	204,210	26,516	977	7,465	1,037,288
Customer deposits	628,026	129,946	221,321	59,127	1,392	1,387	1,041,200
Memorandum items
Gross loans and advances to customersA	591,287	211,894	146,065	26,680	1,002	7,537	984,466
Customers funds	726,779	138,999	149,731	181,509	1,392	1,387	1,199,798
Customer depositsB	616,402	129,909	137,267	58,051	1,392	1,387	944,409
Mutual funds	110,377	9,089	12,464	123,458	—	—	255,389

EUR million
	2024
Balance sheet (condensed)	Retail & Commercial Banking	Openbank	Corporate & Investment Banking	Wealth Management & Insurance	Payment Solutions	Corporate Centre	Total
Loans and advances to customers	598,852	207,107	178,746	24,478	1,066	6,911	1,017,160
Customer deposits	618,628	128,975	198,872	56,663	1,038	1,430	1,005,605
Memorandum items
Gross loans and advances to customersA	600,230	215,164	130,840	24,643	1,087	6,997	978,961
Customers funds	706,505	137,122	147,492	161,304	1,038	1,299	1,154,759
Customer depositsB	607,094	128,933	133,433	55,736	1,038	1,299	927,533
Mutual funds	99,411	8,189	14,059	105,568	—	—	227,226

EUR million
	2023
Balance sheet (condensed)	Retail & Commercial Banking	Openbank	Corporate & Investment Banking	Wealth Management & Insurance	Payment Solutions	Corporate Centre	Total
Loans and advances to customers	610,528	199,158	163,627	22,456	1,165	6,531	1,003,465
Customer deposits	629,243	115,446	200,592	54,462	1,418	1,508	1,002,669
Memorandum items
Gross loans and advances to customersA	611,882	206,649	132,308	22,550	1,194	6,608	981,192
Customers funds	688,569	120,996	166,721	148,292	1,418	1,508	1,127,503
Customer depositsB	600,871	114,334	152,156	53,599	1,418	1,508	923,884
Mutual funds	87,698	6,662	14,565	94,693	—	—	203,618
A.Excluding reverse repos.
B.Excluding repos.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The condensed income statements for the primary segments are as follows:

EUR million
	2025
Underlying income statement (condensed)	Retail & Commercial Banking	Openbank	Corporate & Investment Banking	Wealth Management & Insurance	Payment Solutions	Corporate Centre	Total
Net interest incomeA	26,528	11,036	3,824	1,335	167	(490)	42,401
Net fee income	6,222	1,479	2,552	1,642	1,059	(27)	12,928
Gains (losses) on financial transactionsB	680	(11)	1,281	512	(24)	(82)	2,354
Other operating incomeC	(983)	511	359	552	171	14	625
Total income	32,447	13,015	8,016	4,042	1,373	(585)	58,308
Total Costs	(13,913)	(5,680)	(3,752)	(1,444)	(1,203)	(417)	(26,410)
Net operating incomeD	18,534	7,335	4,264	2,598	170	(1,003)	31,898
Net loan-loss provisionsE	(7,150)	(4,457)	(278)	(20)	(24)	(198)	(12,128)
Other gains (losses) and provisionsF	(385)	(312)	(37)	(14)	(12)	(75)	(834)
Operating profit/(loss) before tax	10,998	2,566	3,949	2,564	134	(1,275)	18,936
Tax on profit	(2,974)	(489)	(1,114)	(532)	(19)	190	(4,939)
Profit from continuing operations	8,024	2,077	2,835	2,032	115	(1,085)	13,997
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	8,024	2,077	2,835	2,032	115	(1,085)	13,997
Non-controlling interests	(314)	(336)	(127)	(50)	(19)	—	(845)
Underlying profit attributable to the parent	7,710	1,741	2,708	1,983	96	(1,085)	13,152
A.Net interest income includes the net amount of the profit and loss account items 'Interest income' and 'Interest expense'. It is presented this way because it is how it is presented to the main operational decision maker.
B.Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
C.Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
D.Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
E.Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes an addition of EUR 50 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.
F.Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except an addition EUR 50 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	2024
Underlying income statement (condensed)	Retail & Commercial Banking	Openbank	Corporate & Investment Banking	Wealth Management & Insurance	Payment Solutions	Corporate Centre	Total
Net interest incomeA	27,854	10,777	3,779	1,591	132	(308)	43,824
Net fee income	6,022	1,508	2,415	1,442	958	(11)	12,335
Gains (losses) on financial transactionsB	805	(4)	1,568	256	—	(408)	2,216
Other operating incomeC	(1,617)	596	136	298	150	47	(391)
Total income	33,064	12,877	7,897	3,587	1,240	(680)	57,984
Total Costs	(14,704)	(5,576)	(3,922)	(1,403)	(1,209)	(540)	(27,354)
Net operating incomeD	18,359	7,302	3,975	2,183	31	(1,220)	30,630
Net loan-loss provisionsE	(7,064)	(4,562)	(141)	(42)	(16)	3	(11,822)
Other gains (losses) and provisionsF	(545)	(512)	(19)	(8)	(247)	(99)	(1,431)
Operating profit/(loss) before tax	10,750	2,228	3,815	2,134	(233)	(1,317)	17,377
Tax on profit	(3,132)	(294)	(1,023)	(509)	(57)	162	(4,853)
Profit from continuing operations	7,619	1,934	2,792	1,624	(290)	(1,155)	12,524
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	7,619	1,934	2,792	1,624	(290)	(1,155)	12,524
Non-controlling interests	(273)	(275)	(153)	(40)	(9)	1	(750)
Underlying profit attributable to the parent	7,345	1,659	2,639	1,584	(299)	(1,154)	11,774
A.Net interest income includes the net amount of the profit and loss account items 'Interest income' and 'Interest expense'. It is presented this way because it is how it is presented to the main operational decision maker.
B.Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
C.Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
D.'Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
E.'Net Loan loss provisions' refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes an addition of EUR 47 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.
F.Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except an addition of EUR 47 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	2023
Underlying income statement (condensed)	Retail & Commercial Banking	Openbank	Corporate & Investment Banking	Wealth Management & Insurance	Payment Solutions	Corporate Centre	Total
Net interest incomeA	25,586	10,221	3,361	1,499	92	(41)	40,718
Net fee income	6,077	1,229	2,013	1,209	954	(13)	11,468
Gains (losses) on financial transactionsB	837	116	1,748	178	(10)	(302)	2,566
Other operating incomeC	(1,707)	709	(22)	197	97	(86)	(812)
Total income	30,792	12,274	7,100	3,082	1,134	(442)	53,940
Total Costs	(14,757)	(5,526)	(3,381)	(1,266)	(1,111)	(460)	(26,501)
Net operating incomeD	16,036	6,748	3,719	1,816	23	(901)	27,439
Net loan-loss provisionsE	(7,542)	(4,106)	(132)	19	(24)	2	(11,784)
Other gains (losses) and provisionsF	(298)	35	(9)	(1)	(15)	(62)	(350)
Operating profit/(loss) before tax	8,195	2,677	3,578	1,834	(17)	(961)	15,305
Tax on profit	(2,076)	(426)	(1,086)	(429)	(59)	(36)	(4,112)
Profit from continuing operations	6,120	2,251	2,491	1,405	(75)	(998)	11,193
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	6,120	2,251	2,491	1,405	(75)	(998)	11,193
Non-controlling interests	(232)	(350)	(163)	(45)	(1)	—	(791)
Underlying profit attributable to the parent	5,887	1,901	2,328	1,360	(77)	(998)	10,402
A.Net interest income includes the net amount of the profit and loss account items 'Interest income' and 'Interest expense'. It is presented this way because it is how it is presented to the main operational decision maker.
B.Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
C.Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
D.Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
E.Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 38 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.
F.Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 38 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
b) Secondary segments
This secondary level includes our main geographical units and the Corporate Centre, as described in the primary segments.
Detailed financial information is provided on Spain, the UK, Portugal, Openbank Europe (previously referred to as DCB Europe), which includes all consumer business, our digital bank in Europe and ODS, the US, Mexico, Brazil, Chile and Argentina.
Information is also provided for the 'Rest of the Group', the grouping which brings together everything that is not included in the aforementioned geographical units or the Corporate Centre.
There are no customers located in a place different from the location of the Group's assets that generate revenues in excess of 10% of ordinary revenues.
The main masses of the balance sheets of the different secondary segments, summarized, are indicated below:

EUR million
	2025
Balance sheet (condensed)	Spain	United Kingdom	Portugal	Openbank Europe	United States	Mexico
Loans and advances to customers	264,950	242,624	41,260	139,322	132,659	48,083
Customer deposits	354,943	225,708	40,576	82,359	122,000	55,595
Memorandum items
Gross loans and advances to customersA	237,385	228,273	41,980	142,477	108,950	49,442
Customers funds	429,464	227,160	46,201	87,559	103,178	68,201
Customer depositsB	322,070	219,440	40,576	82,359	87,686	45,498
Mutual funds	107,394	7,719	5,625	5,200	15,492	22,703

EUR million
	2025
Balance sheet (condensed)	Brazil	Chile	Argentina	Corporate Center	Rest of the Group	Total
Loans and advances to customers	87,653	39,924	8,032	7,465	25,315	1,037,288
Customer deposits	92,256	29,503	9,959	1,387	26,913	1,041,200
Memorandum items
Gross loans and advances to customersA	93,030	40,986	8,611	7,537	25,796	984,466
Customers funds	132,580	42,256	15,894	1,387	45,916	1,199,798
Customer depositsB	80,449	28,293	9,959	1,387	26,691	944,409
Mutual funds	52,132	13,963	5,934	—	19,225	255,389

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	2024
Balance sheet (condensed)	Spain	United Kingdom	Portugal	Openbank Europe	United States	Mexico
Loans and advances to customers	246,897	246,453	38,410	137,038	134,856	45,054
Customer deposits	323,425	230,408	38,304	81,376	125,403	49,836
Memorandum items
Gross loans and advances to customersA	225,759	236,496	39,143	139,927	117,511	44,715
Customers funds	399,999	230,479	43,186	85,876	108,246	61,160
Customer depositsB	306,389	222,835	38,304	81,376	93,545	41,528
Mutual funds	93,609	7,643	4,882	4,500	14,702	19,632

EUR million
	2024
Balance sheet (condensed)	Brazil	Chile	Argentina	Corporate Center	Rest of the Group	Total
Loans and advances to customers	88,620	40,332	7,684	6,911	24,905	1,017,160
Customer deposits	93,994	30,181	11,293	1,430	19,955	1,005,605
Memorandum items
Gross loans and advances to customersA	93,785	41,405	7,938	6,997	25,285	978,961
Customers funds	129,881	43,383	17,047	1,299	34,204	1,154,759
Customer depositsB	81,378	30,060	11,293	1,299	19,527	927,533
Mutual funds	48,503	13,324	5,754	—	14,677	227,226

EUR million
	2023
Balance sheet (condensed)	Spain	United Kingdom	Portugal	Openbank Europe	United States	Mexico
Loans and advances to customers	239,214	245,743	36,864	132,692	126,843	47,905
Customer deposits	324,099	233,453	36,366	69,334	121,782	53,703
Memorandum items
Gross loans and advances to customersA	229,803	235,111	37,658	135,202	112,671	48,688
Customers funds	386,810	231,667	40,618	72,963	108,062	62,775
Customer depositsB	308,745	224,396	36,366	69,334	95,697	45,693
Mutual funds	78,065	7,272	4,252	3,629	12,364	17,082

EUR million
	2023
Balance sheet (condensed)	Brazil	Chile	Argentina	Corporate Center	Rest of the Group	Total
Loans and advances to customers	96,399	42,616	3,767	6,531	24,892	1,003,465
Customer deposits	110,162	29,578	6,478	1,508	16,207	1,002,669
Memorandum items
Gross loans and advances to customersA	102,583	43,823	3,878	6,608	25,164	981,192
Customers funds	145,044	40,098	10,288	1,508	27,670	1,127,503
Customer depositsB	90,297	29,337	6,478	1,508	16,034	923,884
Mutual funds	54,747	10,761	3,810	—	11,636	203,618
A.Excluding reverse repos.
B.Excluding repos.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The condensed income statements are as follow

EUR million
	2025
Underlying income statement (condensed)	Spain	United Kingdom	Portugal	Openbank Europe	United States	Mexico
Net interest incomeA	7,305	5,008	1,346	4,685	5,888	4,554
Net fee income	3,022	369	506	804	1,328	1,454
Gains (losses) on financial transactionsB	841	(100)	70	(39)	547	427
Other operating incomeC	720	(245)	33	474	165	(130)
Total income	11,887	5,032	1,956	5,925	7,929	6,305
Total Costs	(4,465)	(2,937)	(544)	(2,899)	(3,890)	(2,730)
Net operating incomeD	7,423	2,095	1,412	3,026	4,039	3,575
Net loan-loss provisionsE	(1,142)	(177)	8	(1,363)	(2,244)	(1,239)
Other gains (losses) and provisionsF	(198)	(124)	(3)	(266)	(47)	—
Operating profit/(loss) before tax	6,083	1,794	1,417	1,398	1,748	2,336
Tax on profit	(1,811)	(486)	(405)	(322)	(207)	(627)
Profit/(loss) from continuing operations	4,272	1,307	1,011	1,076	1,541	1,709
Net profit/(loss) from discontinued operations	—	—	—	—	—	—
Consolidated profit/(loss)	4,272	1,307	1,011	1,076	1,541	1,709
Non-controlling interests	—	—	(2)	(304)	—	(4)
Attributable profit/(loss) to the parent	4,272	1,307	1,010	772	1,541	1,705

EUR million
	2025
Underlying income statement (condensed)	Brazil	Chile	Argentina	Corporate Centre	Rest of the Group	Total Group
Net interest incomeA	9,380	1,917	1,727	(490)	1,080	42,401
Net fee income	3,193	582	788	(27)	908	12,928
Gains (losses) on financial transactionsB	(64)	230	229	(82)	296	2,354
Other operating incomeC	93	(15)	(510)	14	25	625
Total income	12,602	2,714	2,235	(585)	2,309	58,308
Total Costs	(4,957)	(919)	(978)	(417)	(1,676)	(26,410)
Net operating incomeD	7,645	1,795	1,257	(1,003)	634	31,898
Net loan-loss provisionsE	(4,409)	(531)	(574)	(198)	(260)	(12,128)
Other gains (losses) and provisionsF	(11)	(32)	(33)	(75)	(45)	(834)
Operating profit/(loss) before tax	3,224	1,232	650	(1,275)	328	18,936
Tax on profit	(836)	(189)	(216)	190	(29)	(4,939)
Profit/(loss) from continuing operations	2,388	1,043	434	(1,085)	300	13,997
Net profit/(loss) from discontinued operations	—	—	—	—	—	—
Consolidated profit/(loss)	2,388	1,043	434	(1,085)	300	13,997
Non-controlling interests	(220)	(314)	(1)	—	1	(845)
Attributable profit/(loss) to the parent	2,168	729	433	(1,085)	300	13,152
A.Net interest income includes the net amount of the profit and loss account items 'Interest income' and 'Interest expense'. It is presented this way because it is how it is presented to the main operational decision maker.
B.Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
C.Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
D.Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
E.Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes an addition of EUR 50 million mainly corresponding to the results by commitments and contingent risks included in the line provisions or reversal of provisions, net of the statutory income statement.
F.Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except an addition of EUR 50 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

EUR million
	2024
Underlying income statement (condensed)	Spain	United Kingdom	Portugal	Openbank Europe	United States	Mexico
Net interest incomeA	7,256	4,950	1,548	4,361	5,693	4,631
Net fee income	2,867	283	467	902	1,152	1,385
Gains (losses) on financial transactionsB	1,100	(18)	45	(24)	371	396
Other operating incomeC	358	(203)	5	405	365	(133)
Total income	11,580	5,011	2,065	5,644	7,580	6,278
Total Costs	(4,509)	(3,050)	(574)	(2,848)	(3,965)	(2,727)
Net operating incomeD	7,071	1,962	1,492	2,796	3,615	3,551
Net loan-loss provisionsE	(1,259)	(64)	(11)	(1,209)	(2,507)	(1,277)
Other gains (losses) and provisionsF	(372)	(104)	—	(456)	(55)	—
Operating profit/(loss) before tax	5,440	1,794	1,481	1,131	1,053	2,274
Tax on profit	(1,678)	(488)	(478)	(255)	56	(598)
Profit/(loss) from continuing operations	3,763	1,306	1,003	876	1,109	1,676
Net profit/(loss) from discontinued operations	—	—	—	—	—	—
Consolidated profit/(loss)	3,763	1,306	1,003	876	1,109	1,676
Non-controlling interests	—	—	(2)	(234)	—	(5)
Attributable profit/(loss) to the parent	3,762	1,306	1,001	642	1,109	1,671

EUR million
	2024
Underlying income statement (condensed)	Brazil	Chile	Argentina	Corporate Centre	Rest of the Group	Total Group
Net interest incomeA	10,121	1,822	2,919	(308)	832	43,824
Net fee income	3,414	551	602	(11)	722	12,335
Gains (losses) on financial transactionsB	(37)	238	229	(408)	326	2,216
Other operating incomeC	39	(18)	(1,263)	47	9	(391)
Total income	13,536	2,592	2,487	(680)	1,889	57,984
Total Costs	(5,219)	(942)	(1,337)	(540)	(1,643)	(27,354)
Net operating incomeD	8,318	1,650	1,150	(1,220)	246	30,630
Net loan-loss provisionsE	(4,487)	(497)	(284)	3	(230)	(11,822)
Other gains (losses) and provisionsF	—	(42)	(39)	(99)	(263)	(1,431)
Operating profit/(loss) before tax	3,830	1,111	827	(1,317)	(248)	17,377
Tax on profit	(1,165)	(211)	(161)	162	(37)	(4,853)
Profit/(loss) from continuing operations	2,665	899	666	(1,155)	(285)	12,524
Net profit/(loss) from discontinued operations	—	—	—	—	—	—
Consolidated profit/(loss)	2,665	899	666	(1,155)	(285)	12,524
Non-controlling interests	(243)	(271)	(1)	1	5	(750)
Attributable profit/(loss) to the parent	2,422	629	665	(1,154)	(280)	11,774
A.Net interest income includes the net amount of the profit and loss account items 'Interest income' and 'Interest expense'. It is presented this way because it is how it is presented to the main operational decision maker.
B.Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
C.Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
D.Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
E.Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes an addition of EUR 47 million mainly corresponding to the results by commitments and contingent risks included in the line provisions or reversal of provisions, net of the statutory income statement.
F.Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except an addition of EUR 47 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

EUR million
	2023
Underlying income statement (condensed)	Spain	United Kingdom	Portugal	Openbank Europe	United States	Mexico
Net interest incomeA	6,641	5,152	1,465	4,193	5,742	4,408
Net fee income	2,699	338	464	796	766	1,374
Gains (losses) on financial transactionsB	688	29	33	117	294	211
Other operating incomeC	(190)	(162)	(17)	375	406	(94)
Total income	9,837	5,358	1,944	5,481	7,209	5,899
Total Costs	(4,815)	(2,928)	(567)	(2,751)	(3,707)	(2,645)
Net operating incomeD	5,022	2,430	1,378	2,730	3,502	3,254
Net loan-loss provisionsE	(1,522)	(247)	(77)	(792)	(2,593)	(1,135)
Other gains (losses) and provisionsF	(100)	(75)	14	82	(46)	—
Operating profit/(loss) before tax	3,399	2,107	1,314	2,019	863	2,119
Tax on profit	(1,029)	(563)	(416)	(493)	69	(541)
Profit/(loss) from continuing operations	2,371	1,545	898	1,526	932	1,577
Net profit/(loss) from discontinued operations	—	—	—	—	—	—
Consolidated profit/(loss)	2,371	1,545	898	1,526	932	1,577
Non-controlling interests	—	—	(2)	(327)	—	(17)
Attributable profit/(loss) to the parent	2,371	1,545	896	1,199	932	1,560

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	2023
Underlying income statement (condensed)	Brazil	Chile	Argentina	Corporate Centre	Rest of the Group	Total Group
Net interest incomeA	9,116	1,383	1,879	(41)	780	40,718
Net fee income	3,462	572	396	(13)	615	11,468
Gains (losses) on financial transactionsB	483	320	341	(302)	353	2,566
Other operating incomeC	43	11	(1,071)	(86)	(26)	(812)
Total income	13,104	2,285	1,544	(442)	1,721	53,940
Total Costs	(5,430)	(953)	(831)	(460)	(1,415)	(26,501)
Net operating incomeD	7,674	1,332	713	(901)	306	27,439
Net loan-loss provisionsE	(4,701)	(365)	(150)	2	(203)	(11,784)
Other gains (losses) and provisionsF	(62)	(16)	(58)	(62)	(25)	(350)
Operating profit/(loss) before tax	2,911	951	505	(961)	77	15,305
Tax on profit	(776)	(135)	(117)	(36)	(75)	(4,112)
Profit/(loss) from continuing operations	2,135	816	388	(998)	2	11,193
Net profit/(loss) from discontinued operations	—	—	—	—	—	—
Consolidated profit/(loss)	2,135	816	388	(998)	2	11,193
Non-controlling interests	(215)	(234)	(2)	—	7	(791)
Attributable profit/(loss) to the parent	1,921	582	386	(998)	9	10,402
A.Net interest income includes the net amount of the profit and loss account items 'Interest income' and 'Interest expense'. It is presented this way because it is how it is presented to the main operational decision maker.
B.Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
C.Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
D.Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
E.Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 38 million mainly corresponding to the results by commitments and contingent risks included in the line provisions or reversal of provisions, net of the statutory income statement.
F.Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 38 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
c) Reconciliations of reportable segment results
The tables below reconcile the statutory basis results to the underlying results for each of the periods presented as required by IFRS 8. For the purposes of these reconciliations, all material reconciling items are separately identified and described.
Grupo Santander assets and liabilities for management reporting purposes do not differ from the statutory reported figures and therefore are not reconciled.

EUR million
2025
Reconciliation of statutory results to underlying results	Statutory results	Adjustments related to the Poland disposal	Other adjustments	Underlying results
Net interest incomeA	42,348	53	—	42,401
Net fee income	12,976	(48)	—	12,928
Gains (losses) on financial transactionsB	2,362	(8)	—	2,354
Other operating incomeC	625	—	—	625
Total income	58,311	(3)	—	58,308
Administrative expenses, depreciation and amortisation	(24,779)	22	—	(24,757)
Other operating costs	0	0	(1,653)	(1,653)
Net operating incomeD	33,532	19	(1,653)	31,898
Net loan-loss provisionsE	(12,596)	1	467	(12,128)
Other gains (losses) and provisionsF	(2,255)	(1)	1,422	(834)
Operating profit/(loss) before tax	18,681	19	236	18,936
Tax on profit	(4,723)	(6)	(210)	(4,939)
Adjusted profit for the year from continuing operations	13,958	13	26	13,997
Profit from discontinued operations (net)	1,542	(1,542)	—	—
Consolidated profit/(loss)	15,500	(1,529)	26	13,997
Non-controlling interests	(1,399)	580	(26)	(845)
Attributable profit/(loss) to the parent	14,101	(949)	—	13,152
A.Net interest income includes the net amount of the profit and loss account items 'Interest income' and 'Interest expense'. It is presented this way because it is how it is presented to the main operational decision maker.
B.Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
C.Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
D.Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
E.Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes an addition of EUR 50 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.
F.Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except for an addition of EUR 50 million mainly corresponding to results from commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
To better understand the business trends, we reclassified certain items under some headings of the underlying income statement. These reclassifications between the statutory and underlying income statements include:
•In the statutory income statement, results associated with the business subject to the Poland disposal are reported in the 'profit/(loss) after tax from discontinued operations' line item. However, in the underlying income statement, the results related to the business subject to the Poland disposal are excluded.
•Certain charges recorded in the statutory account under the line items that comprise 'other gains (losses) and provisions' are presented in the underlying income statement under the 'total costs' line item. These are mainly recurring operating charges, primarily related to labour and legal processes, and exclude EUR 620 million of restructuring charges and EUR 214 million of provisions for potential complaints related to motor finance dealer commissions.
•A capital gain in Q2 2025 of EUR 231 million from the sale of Santander’s remaining 30.5% stake in CACEIS was completely offset by a charge of EUR 467 million in Q2 2025 (EUR 231 million net of tax and minority interests), which strengthens the balance sheet after having updated macroeconomic parameters in Brazil’s credit provisioning models in 'Other gains (losses) and provisions'.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
2024
Reconciliation of statutory results to underlying results	Statutory results	Adjustments related to the Poland disposal	Other adjustments	Underlying results
Net interest incomeA	43,787	37		43,824
Net fee income	12,376	(41)		12,335
Gains (losses) on financial transactionsB	2,211	5		2,216
Other operating incomeC	(331)	(60)		(391)
Total income	58,043	(59)	—	57,984
Administrative expenses, depreciation and amortisation	(25,215)	80	—	(25,135)
Other operating costs	—	—	(2,219)	(2,219)
Net operating incomeD	32,828	21	(2,219)	30,630
Net loan-loss provisionsE	(12,183)	9	352	(11,822)
Other gains (losses) and provisionsF	(3,298)	—	1,867	(1,431)
Operating profit/(loss) before tax	17,347	30	—	17,377
Tax on profit	(4,844)	(9)	—	(4,853)
Adjusted profit for the year from continuing operations	12,503	21	—	12,524
Profit from discontinued operations (net)	1,241	(1,241)	—	—
Consolidated profit/(loss)	13,744	(1,220)	—	12,524
Non-controlling interests	(1,170)	420	—	(750)
Attributable profit/(loss) to the parent	12,574	(800)	—	11,774
A.Net interest income includes the net amount of the profit and loss account items 'Interest income' and 'Interest expense'. It is presented this way because it is how it is presented to the main operational decision maker.
B.Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
C.Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
D.Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
E.Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes an addition of EUR 47 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.
F.Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except for an addition of EUR 47 million mainly corresponding to results from commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations
To better understand the business trends, we reclassified certain items under some headings of the underlying income statement. These reclassifications between the statutory and underlying income statements include:
•In the statutory income statement, results associated with the business subject to the Poland disposal are reported in the 'profit/(loss) after tax from discontinued operations' line item. However, in the underlying income statement, the results related to the business subject to the Poland disposal are excluded.
•Certain charges recorded in the statutory account under the line items that comprise 'other gains (losses) and provisions' are presented in the underlying income statement under the 'total costs' line item. These are mainly recurring operating charges, primarily related to labour and legal processes, and exclude EUR 835 million of restructuring charges, EUR 353 million of provisions for potential complaints related to motor finance dealer commissions and EUR 243 million from charges related to the discontinuation of our merchant platform in Germany and Superdigital in Latin America.
•The recognition of provisions to strengthen the balance sheet in Brazil, amounted to EUR 352 million gross in Q2 2024 (EUR 174 million net of tax and non-controlling interests) were compensated with gains on Pluxee in Brazil in 'Other gains (losses) and provisions'.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
2023
Reconciliation of statutory results to underlying results	Statutory results	Adjustments related to the Poland disposal	Other adjustments	Underlying results
Net interest incomeA	40,650	68	—	40,718
Net fee income	11,495	(27)	—	11,468
Gains (losses) on financial transactionsB	2,565	1	—	2,566
Other operating incomeC	(759)	(53)	—	(812)
Total income	53,951	(11)	—	53,940
Administrative expenses, depreciation and amortisation	(24,684)	69	—	(24,615)
Other operating costs	0	—	(1,886)	(1,886)
Net operating incomeD	29,267	58	(1,886)	27,439
Net loan-loss provisionsE	(12,260)	2	474	(11,784)
Other gains (losses) and provisionsF	(2,002)	1	1,651	(350)
Operating profit/(loss) before tax	15,005	61	239	15,305
Tax on profit	(3,880)	(19)	(213)	(4,112)
Adjusted profit for the year from continuing operations	11,125	42	26	11,193
Profit from discontinued operations (net)	1,058	(1,058)	—	—
Consolidated profit/(loss)	12,183	(1,016)	26	11,193
Non-controlling interests	(1,107)	342	(26)	(791)
Attributable profit/(loss) to the parent	11,076	(674)	—	10,402
A.Net interest income includes the net amount of the profit and loss account items 'Interest income' and 'Interest expense'. It is presented this way because it is how it is presented to the main operational decision maker.
B.Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
C.Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
D.Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
E.Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 38 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.
F.Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 38 million mainly corresponding to results from commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.
To better understand the business trends, we reclassified certain items under some headings of the underlying income statement. These reclassifications between the statutory and underlying income statements include:
•In the statutory income statement, results associated with the business subject to the Poland disposal are reported in the 'profit/(loss) after tax from discontinued operations' line item. However, in the underlying income statement, the results related to the business subject to the Poland disposal are excluded.
• Certain charges recorded in the statutory account under the line items that comprise 'other gains (losses) and provisions' are presented in the underlying income statement under the 'total costs' line item. These are mainly recurring operating charges, primarily related to labour and legal processes, and exclude EUR 385 million of restructuring charges.
•Provisions to strengthen the balance sheet in Brazil in Q1 2023, totalling EUR 235 million, net of tax and non-controlling interests (EUR 474 million recorded in net loan-loss provisions, EUR 213 million positive tax impact and EUR 26 million in non-controlling interests), were more than offset by gains of EUR 270 million resulting primarily from the divestments of stakes in Brazil and Openbank in 'Other gains (losses) and provisions'.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
53. Related parties
The parties related to the Group are deemed to include, in addition to its associates and joint ventures, the Bank's key management personnel (the members of its board of directors and the senior management, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.
Following below is the balance sheet balances and amounts of the Group's income statement corresponding to operations with the parties related to it, distinguishing between associates and joint ventures, members of the Bank's board of directors, the Bank's senior management, and other related parties. Related-party transactions were made on terms equivalent to those that prevail in arm's-length transactions or, when this was not the case, the related compensation in kind was recognized.

EUR million
	2025
	Associates and joint ventures	Members of the board of directors	Senior Management	Other related parties
Assets	10,491	—	18	295
Cash, cash balances at central banks and other deposits on demand	2	—	—	—
Loans and advances: credit institutions	286	—	—	—
Loans and advances: customers	9,835	—	18	274
Debt securities	160	—	—	2
Others	208	—	—	19

Liabilities	2,978	10	5	376
Financial liabilities: credit institutions	26	—	—	—
Financial liabilities: customers	2,761	10	5	376
Marketable debt securities	—	—	—	—
Others	191	—	—	—

Income statement	1,724	—	—	7
Interest income	441	—	—	8
Interest expense	(119)	—	—	(4)
Gains/losses on financial assets and liabilities and others	(53)	—	—	—
Commission income	1,546	—	—	4
Commission expense	(91)	—	—	(1)

Other	3,732	4	3	189
Financial guarantees granted and Others	11	3	2	61
Loan commitments and Other commitments granted	335	1	1	38
Derivative financial instruments	3,386	—	—	90

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	2024
	Associates and joint ventures	Members of the board of directors	Senior Management	Other related parties
Assets	10,783	—	14	226
Cash, cash balances at central banks and other deposits on demand	163	—	—	—
Loans and advances: credit institutions	407	—	—	—
Loans and advances: customers	9,750	—	14	221
Debt securities	229	—	—	5
Others	234	—	—	—

Liabilities	3,243	9	7	292
Financial liabilities: credit institutions	228	—	—	—
Financial liabilities: customers	2,810	9	7	292
Marketable debt securities	—	—	—	—
Others	205	—	—	—

Income statement	1,776	—	—	4
Interest income	508	—	—	9
Interest expense	(153)	—	—	(5)
Gains/losses on financial assets and liabilities and others	(11)	—	—	—
Commission income	1,535	—	—	1
Commission expense	(103)	—	—	(1)

Other	4,712	4	3	216
Financial guarantees granted and Others	18	3	2	64
Loan commitments and Other commitments granted	317	1	1	20
Derivative financial instruments	4,377	—	—	132

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	2023
	Associates and joint ventures	Members of the board of directors	Senior Management	Other related parties
Assets	10,497	—	12	186
Cash, cash balances at central banks and other deposits on demand	154	—	—	—
Loans and advances: credit institutions	405	—	—	—
Loans and advances: customers	9,275	—	12	185
Debt securities	391	—	—	1
Others	272	—	—	—

Liabilities	2,480	14	5	150
Financial liabilities: credit institutions	463	—	—	—
Financial liabilities: customers	1,727	14	5	150
Marketable debt securities	—	—	—	—
Others	290	—	—	—

Income statement	1,698	—	—	11
Interest income	427	—	—	9
Interest expense	(149)	—	—	(1)
Gains/losses on financial assets and liabilities and others	43	—	—	—
Commission income	1,499	—	—	3
Commission expense	(122)	—	—	—

Other	4,189	3	2	1,094
Financial guarantees granted and Others	10	2	1	861
Loan commitments and Other commitments granted	274	1	1	9
Derivative financial instruments	3,905	—	—	224
The remaining required information is detailed in notes 5 and 46.c.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
54. Risk management
a) Risk principles and culture
The principles on which Grupo Santander's risk management and control are based are detailed below. They take into account regulatory requirements, best market practices and are mandatory:
1.All employees are responsible for risk management. They must understand the risks arising from their activities and take ownership for managing them.
2.Senior management involvement. Through conduct, actions and communications, senior management promotes consistent risk management, fosters our risk culture, and oversees that the risk profile remains within the appetite set.
3.Independence: Risk management and control functions operate independently according to our three-lines-of-defence model, with clearly defined roles and responsibilities.
4.Holistic, forward-looking approach: We take a comprehensive approach to risk management and control that extends to all businesses and risk types that could have a material impact. This approach is forward-looking and considers trends across several time horizons and scenarios.
5.Corporate oversight of subsidiaries: Banco Santander sets minimum risk management and control standards through reference documents. Subsidiaries are responsible for translating these standards into their own internal policies and procedures.
1. Key risk types
Grupo Santander's risks categorization allows effective risk management, control and reporting, and includes, among others the following risk types:
•Credit risk is the risk of loss arising from the failure of a customer or counterparty to meet its obligations to which the Santander Group has provided financing or entered into a contractual commitment, or from the deterioration of their credit quality.
•Market risk is the risk incurred as a result of the effect of changes in market factors interest rates, exchange rates, equities and commodities, among others, may have on profits or capital.
•Liquidity risk is the risk incurred because of adverse movements in the factors that determine the market value of financial instruments, such as interest rates, exchange rates, equity prices and commodities, among others.
•Structural Risk is the risk of changes in the value or margin generation of the assets or liabilities in the banking book resulting from changes in market and behavioural factors. It also includes risks associated with insurance and pension activities, as well as the risk of not having an adequate amount or quality of capital to meet internal business objectives, regulatory requirements, or market expectations.
•Capital risk, included within the scope of structural risk, is the risk that arises from the possibility of having an inadequate quantity or quality of capital to meet internal business objectives, regulatory requirements or market expectations.
Grupo Santander also takes into account, on an ongoing basis in its risk management, operational (includes fraud, technological, cyber, legal and conduct risks), financial crime (includes, among others, money laundering, terrorism financing, violation of international sanctions, corruption, bribery and tax evasion), model, reputational and strategic risks.
These risks may be affected by a range of factors that we identify and assess in line with regulatory requirements and industry practice, including: geopolitical developments (international conflicts, economic and monetary decisions, new regulations or trade tensions); digital and transformation initiatives linked to technological change or shifts in business models; and sustainability factors — environmental (natural and climate-related, including extreme events and resource scarcity, as well as those arising from the transition to a more sustainable economy), social (relating to people’s rights, welfare and interests) and governance, both within Grupo Santander and among our counterparties.
In particular, from an environmental and climate perspective, the relevant elements cover, on the one hand, those stemming from the physical effects of climate change and, on the other, those linked to the transition towards a more sustainable economy, including legislative and regulatory, technological or behavioural changes among economic agents.
Given the nature of its operations, the Group has no environment-related liabilities, expenses, assets or contingencies that may be material to its consolidated equity, financial situation and results.
According to market consensus and our materiality assessment, exposure in the sectors where environmental factors may have the most impact mainly relate to wholesale customers. Our management of these customers considers environmental aspects in the preliminary assessment, credit origination and the preparation and review of their credit ratings, which influence the parameters we use to calculate their probability of default (PD). Thus, we embed the most material climate factors in our assessments and in capital loss and provisions calculations.
Moreover, to cover and anticipate potential future losses from severe climate events, such as the Valencia DANA or Hurricane Milton in Florida, we have set overlays whose amount to date has not been material to the Group's total loan loss reserves.
Grupo Santander has enhanced its methodological framework to quantify and assess transition and physical risks in credit losses for climate impacts that are not specifically captured through the forward-looking component implemented under the IFRS 9 framework. We assess these risks under several scenarios published by the NGFS, which explore varying assumptions on shifts in climate policies, emissions, temperatures and physical risk impacts. We take a proportionality approach by assessing the impact on the Group’s core markets and portfolios, especially non-financial entities and mortgage products.
Regarding impact on companies’ credit quality, the model assesses the transmission of customers’ physical and transition climate risk through defined channels (sector GVA, GHG emissions, carbon price, regional GDP, or collateral valuations).

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
For mortgage products, climate risk appears mainly through a deterioration in collateral values, as reflected in the loan-to-value ratio, which is the main transmission channel into LGD.
These methodologies enable us to embed potential climate-event impacts on credit losses in credit risk management. Against this backdrop, we carried out both internal capital self-assessment exercises and regulatory stress tests.
In light of the above and based on the best information available at the date of these consolidated annual financial statements, we also assessed the potential additional impact of climate and environmental risks on the Group’s equity, financial situation and results in 2025. We did not identify any significant or material impacts.
2. Risk and compliance governance
Grupo Santander robust risk and compliance governance structure allows us to conduct effective oversight in line with our risk appetite. It stands on three lines of defence, a structure of committees and strong Group-subsidiary relations, guided by our risk culture, Risk Pro.
2.1 Lines of defence
Grupo Santander model of three lines of defence effectively manages and controls risks:
•First line: formed business functions, as well as all other functions that generate risk, constitute the first line of defence. They must establish an appropriate environment to manage all risks associated with the business and support compliance with internal policies and regulation. Risk management must operate within the approved risk appetite and associated limits. The first line executes mitigation plans for risks where weaknesses are identified in its control environment.
•Second line: formed by the risk and compliance functions, independently oversees and challenges the risk management activities that the first line carries out. Its role is to help verify that we manage risks in line with the established risk appetite and to promote a strong risk culture across the organization.
•Third line: formed by Internal Audit is a permanent function, independent of any other functions or units, whose objective is to provide the Management Body and the senior management with independent assurance on the quality and effectiveness of internal control, risk management (current or emerging) and governance processes and systems, thereby helping to protect the company’s value, solvency, and reputation.
Risk, Compliance and Internal Audit are sufficiently separate and autonomous functions, with direct access to the board and its committees. The risk and compliance functions report to the risk supervision, regulation and compliance committee and the internal audit function reports to the audit committee.

2.2 Risk committee structure
The board of directors has final oversight of risk and compliance management and control to promote a sound risk culture and review and approve risk appetite and frameworks, with support from its risk, regulation and compliance committee (RSRCC) and its executive committee. The Group's risk governance keeps risk control and risk-taking areas separate.
Our governance structure also includes key roles and executive committees that strengthen oversight and support the effective performance of the control function.
The Group chief risk officer (CRO), who leads the application and execution of risk strategy and promotes proper risk culture, is in charge of overseeing all risks and challenging and advising business lines on risk management.
The Group chief compliance officer (CCO) leads the application and execution of the compliance and conduct risk strategy and reports the status of risks being monitored in order to provide the Chief Risk Officer with a comprehensive view of all risks.
The CRO and the CCO report directly to both the risk supervision, regulation and compliance committee and the board of directors.
The executive risk, risk control and compliance and conduct committees are executive committees with powers delegated from the board.
Furthermore, the executive-level committees delegate part of their responsibilities to forums and/or standing meetings to manage and control each risk type.
Their responsibilities include:
•Inform the CRO, the CCO, the risk control committee and the compliance and conduct committee if risks are being managed within risk appetite;
•Conduct regular follow-ups for each key risk type; and
•Overseeing the measures adopted to meet supervisor's and auditor's expectations.
Besides, Grupo Santander, in order to establish an adequate control environment for the management of each risk types, the risk and compliance functions have effective internal regulation to create the right environment to manage and control all risks.
Grupo Santander may introduce additional governance measures for special situations to reinforce the monitoring of all risks, with particular focus on trends in key macroeconomic indicators and liquidity, the identification of vulnerable sectors/customers, and the strengthening of cybersecurity, among other aspects. Activating these special-situations forums helps the Group address the effects of the geopolitical and macroeconomic environment with resilience.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
2.3 The Group's relationship with subsidiaries
Grupo Santander subsidiaries’ risk and compliance management and control model is consistent with the frameworks approved by the Group board of directors. Subsidiaries adhere to the frameworks through their own boards and can only adapt to higher standards according to local law and regulation.
As part of Santander's aggregated risk oversight, we challenge and review subsidiaries’ internal regulations and activities. This enables us to maintain a common risk management and control model across the Group.
The risk and compliance functions support the businesses and oversee risks at both global and local levels. In addition, over the year we continued to strengthen the Group–subsidiary relationship model, leveraging our global scale to identify synergies under a common operating model and shared platforms. The model promotes process simplification and the reinforcement of control mechanisms to support the growth of our businesses.
Santander's Group–subsidiary governance model (GSGM) sets out the principles that govern the relationship between Group key roles and the subsidiaries, which helps safeguard the independence of local second lines. The CRO and CCO take part in the appointment, objectives, performance reviews and remuneration of their local counterparts, which helps confirm that they are controlling risks appropriately.
We continue to strengthen the relationship between the Group and its subsidiaries through close cooperation among our subsidiaries to develop common initiatives more efficiently, such as:
•Transformation of organizational structures, sharing benchmarks across countries and contributing to the function’s strategic vision to promote the rollout of more advanced risk-management infrastructures and practices.
•Exchange of best practices to strengthen processes and drive innovation.
•Promotion of internal talent and mobility, both geographic and functional, as well as fostering diversity within teams to reflect the diversity of the environments in which we operate.
•Developing our risk professionals, improving innovation, the quality of decisions, and fostering a global mindset is key to enhance organizational resilience and reinforcing a global mindset.
The GSGM model also applies to the Group’s global businesses. This gives us a global-local organization in which countries ultimately remain responsible for delivering the budget, the business and customer strategy, and financial management, while the global businesses lead shared initiatives through common operating models and shared technologies, improving local performance.
3. Management processes and tools
Grupo Santander has these effective risk management processes and tools:
3.1 Risk appetite and structure of limits
Risk appetite is the aggregate level and types of risk that Grupo Santander deems prudent for our business strategy, even in unforeseen circumstances. Risk appetite is governed throughout the Group by the following principles:
•Risk appetite is part of the board's duties. The board prepares the risk appetite statement (RAS) for the whole Group every year. Through a cascading-down process, each subsidiary's board also sets its own risk appetite.
•Comprehensiveness and forward-looking approach. Our appetite includes all material risks to which we are exposed and defines our target risk profile for the current and medium term, with a forward-looking view that considers stress scenarios.
•Common standards embedded in the day-to-day risk management. The Group shares the same risk appetite model, which sets common requirements for processes, metrics, governance bodies, controls and standards. This facilitates effective and traceable embedding of risk appetite into more granular management policies and limits across our subsidiaries..
•Continuous monitoring and adaptation. Risk appetite is regularly monitored, reviewed and updated to reflect changes in market conditions, regulatory requirements and supervisory expectations. Compliance with risk appetite limits is monitored on a regular basis through dedicated reporting to senior management and the board and its committees. Breaches or potential breaches are subject to predefined escalation, remediation and follow-up processes, with oversight proportionate to their materiality through senior management and the Group’s governing bodies.
•Alignment with strategy and business plans. Before approving the three-year strategic plans, annual budget, and capital and liquidity plans, the Group verifies their consistency with the limits set in the Risk Appetite Statement. We promote the alignment of strategic and business plans with our risk appetite by:
•considering the risk appetite, long-term strategic view and the risk culture when drafting strategic and business plans.
•challenging business and strategic plans against the risk appetite. Misalignments trigger a review of either the three-year strategic plan (to make sure we stay within RAS limits) or risk appetite limits, with independent governance.
•continuous monitoring of risk appetite compliance through the three lines of defence model.
The main elements underpinning Grupo Santander’s risk appetite and defining our business model are:
•a medium-low, predictable target risk profile, customer focus, internationally diversified operations and a significant market share;
•stable, recurrent earnings and shareholder remuneration, sustained by a sound base of capital, liquidity and sources of funding;
•autonomous subsidiaries that are self-sufficient in terms of capital and liquidity to safeguard their risk profiles against compromising the Group’s profile;
•an independent risk function and a senior management actively engaged in supporting a robust control environment and risk culture; and
•a conduct model that protects our customers and our Simple, Personal and Fair culture.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The risk appetite is expressed through qualitative statements and limits on metrics representative of the bank’s risk profile at present and under stress. Those metrics cover all risk types according to our corporate risk framework. Grupo Santander articulates them in five axes that provide the Bank with a holistic view of all risks it incurs in the development of its business model. These five axes are applicable to all Santander's key risk types, and comprise:
•P&L volatility: control of P&L volatility of business plan under baseline and stressed conditions (under normal and stressed conditions).
•Solvency: control of capital ratios under baseline and stressed scenarios (aligned with ICAAP).
•Liquidity: control of liquidity ratios under base and stress scenarios (aligned with ILAAP).
•Concentration: control of credit concentration on top clients, portfolios and industries.
•Non financial risk and control environment: robust control on non financial risks aimed to minimize events which could lead to financial loss, operative, technological, legal and regulatory breaches, conduct issues or reputational damage.
b) Credit risk
1. Introduction to the credit risk treatment
Grupo Santander takes a holistic view of the credit risk cycle, including the transaction, the customer and the portfolio, in order to identify, analyse, control and decide on credit risk.
Credit risk identification facilitates active and effective portfolio management and control. Grupo Santander identify and classify external and internal risk in each business to adopt any corrective or mitigating measures through:
1.1. Planning
Planning allows to set business objectives and define concrete action plans, integrating the risk appetite statement into portfolio management.
Strategic commercial plans (SCPs) are the management and control tool that the Business and Risk areas define for credit portfolios, with support from the other functions involved (Finance, Management Control, among others). They set out the commercial strategy, risk policies, and the resources and infrastructure required, providing a holistic view of portfolio management.
They also provide an up-to-date view of portfolio credit quality, enable risk measurement, support the execution of internal controls over the defined strategy, allow for periodic monitoring, and help detect material deviations or potential impacts, facilitating the adoption of corrective measures when necessary.
SCPs are aligned with subsidiaries’ risk appetite and capital objectives, as well as those of the Group, and are approved and overseen by local senior management before being reviewed and ratified at Group level.
1.2. Risk assessment and credit rating
Credit risk approval criteria focus on borrowers’ ability to meet their financial obligations. The assessment uses statistical models and an analysis of the net funds or cash flows generated by economic activity, or of regular income, to determine customers’ repayment capacity in a consistent and sustainable manner.
Some statistical credit quality assessment models feed into decision engines to deliver a credit risk assessment quickly and in a consistent, standardised way. These engines support faster and more uniform decision-making, reduce manual errors, apply the same assessment criteria to all customers, and provide traceability and support regulatory compliance. These ratings have multiple uses in risk management, including the origination process (application of limits and pre-approvals), risk monitoring, and as an input to transaction pricing.
These credit rating models may be:
•Rating: from mathematical algorithms that have a quantitative model based on balance sheet ratios or macroeconomic variables or behavioural information, and a qualitative module supplemented by the credit analyst’s expert judgement. It is used for large corporates, corporates, institutional and SME segments (with individualised treatment).
•Scoring: an automated system that assesses credit applications based on the information provided (admission scoring) or customers’ credit profiles based on their relationship with the institution (behavioural scoring). Both are complemented by other available information (for example, from external databases). The system automatically assigns each customer an individual score, which then supports the subsequent decision. It is used for individuals and small businesses with no assigned analyst.
The Group’s parameter estimation models rely on econometric models built on historical default and loss data from the portfolios. The Group uses them to calculate economic and regulatory capital, and IFRS 9 provisions, at operation, customer and portfolio level.
A rigorous governance framework covers the ongoing monitoring and continuous calibration of these models to assess their suitability, predictive power, performance and granularity, as well as compliance with credit policies.
In addition, the Group reviews ratings using the latest available financial information and other relevant data.
Grupo Santander´s limits, pre-classifications and pre-approvals processes determine the level of risk the Group can take on with each customer. Automated processes approve and monitor these decisions. Approved limits must align with expected profitability. To support this, we use profitability estimation and risk-based pricing tools that contribute to sustainable portfolio growth.
Grupo Santander applies various limits models to each segment:
•Large corporate groups are subject to a pre-classification model based on a system for measuring and monitoring economic capital. Pre-classification models express the level of risk Grupo Santander is willing to assume in transactions with customers/groups.
•In the corporate segment, for customers that meet certain predefined criteria (including internal rating and profitability), the Group applies a pre-classification model for the main products related to the customer’s recurring business. The model operates through the setting of internal nominal limits, which define the level of risk to take on with each customer based, among other factors, on their repayment capacity and leverage.
Corporate transactions that exceed certain limits or have specific features must be handled through the approval process for an ad hoc proposal.

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•For individual customers and SMEs with low turnover, Grupo Santander manages large volumes of credit transactions using automated decision models that assess each case and assign a limit per customer and transaction.
1.3. Scenario analysis
Grupo Santander´s scenario analyses determine the potential risks in its credit portfolios and provide a better understanding of our portfolios' performance under various macroeconomic conditions. They allow us to anticipate management strategies that will avoid future deviations from defined plans and targets.
They simulate the impact of alternative scenarios in portfolios’ credit parameters (PD, LGD) and expected credit losses. Grupo Santander compares findings with portfolios’ credit profile indicators to find the right measures for managers to take. Credit risk management of portfolios and SCPs incorporate scenario analyses.
1.4. Monitoring
Regular, holistic monitoring of customers and portfolios is an essential element of the Group’s credit risk management, as it enables continuous monitoring of credit quality, early identification of potential impairment and analysis of business performance against predefined plans and objectives.
The monitoring process systematically analyses changes in credit exposures, customers’ financial and qualitative characteristics, and any relevant changes in their risk classification. This preventive approach draws on transactional information, behavioural indicators and advanced analytics tools, including early-warning engines, which support early identification of potential deterioration and the implementation of specific actions at both customer and portfolio level, based on the assigned monitoring level.
Monitoring adapts to customer segmentation and the applicable management approach:
•in the large corporate segment, monitoring is carried out jointly by the commercial managers and the risk analysts, which provides an up-to-date, comprehensive view of the customer’s credit quality at all times and supports the early identification of any potential deterioration.
•In the commercial banking, institutions and SMEs with an assigned a credit analyst, he teams carry out enhanced monitoring of customers whose risk profile or specific circumstances require it. This includes the periodic review of their internal ratings based on relevant financial, behavioural and environmental indicators.
•Monitoring of individual customers, businesses and smaller SMEs follows a system of automatic alerts to detect shifts in portfolios’ performance.
The Group structures this process for customers with an assigned analyst through the SCAN (Santander Customer Assessment Note) monitoring framework. SCAN assigns a specific monitoring level to each customer, sets the related operating policies, defines concrete management actions, identifies accountable owners and establishes a review frequency aligned with the customer’s risk profile and relevance.
In addition, the Group has aggregated control and analysis procedures that track portfolio performance, identify material deviations from strategic plans or defined alert thresholds, and help prioritise management focus areas. The process is complemented by contingency plans (risk playbooks), which support the early identification and management of impacts from external factors — such as macroeconomic, sector or market changes — and, where appropriate, trigger corrective measures, including adjustments to risk policies.
1.5. Credit risk mitigation techniques
Risk approval criteria generally focus on borrowers’ ability to meet their financial obligations, without prejudice to any collateral that the Bank may require. Collateral and guarantees provided by the obligor in favour of the Bank aim to modulate the level of exposure.
To determine ability to pay, the Group analyses funds or cash flows from businesses or other regular income, not including guarantors or loan collateral which are always considered at credit approval as a secondary means of recourse.
A guarantee is an additional protection mechanism in a credit transaction, intended to mitigate loss in the event of a failure to meet the payment obligation. The Group applies different credit risk mitigation techniques depending, among other factors, on the customer and product type. Some are specific to an individual transaction (e.g., real estate guarantees), while others apply to a set of transactions (e.g., derivatives netting or collateral arrangements). These techniques may be grouped into personal guarantees, real guarantees and hedges using credit derivatives.
The correct acceptance of these mitigation techniques is established by verifying their legal enforceability in all jurisdictions. The entire process is subject to internal control and effective monitoring of the valuation of the guarantees, especially real estate guarantees.
1.6. Collections & recoveries management
Recovery activity is a relevant function within Grupo Santander’s risk management and control framework, as it contributes to portfolio quality as one of the key pillars supporting the Bank’s development, growth and business sustainability. Collections and debt recovery management is a specific, ongoing focus to keep portfolio quality within the expected levels.
The Collections and Recoveries area defines a global management strategy, based on an end-to-end approach and general lines of action for subsidiaries. Recovery management operates under policies and an independent control environment defined by the risk function, aligned with regulatory requirements and with the Group Santander conduct risk management model. The Group carries out this activity in line with strategies defined by the recovery function, in coordination with the Risk areas.
The recovery strategy combines advanced customer segmentation and the intensive use of digital tools. This supports the optimisation of mass portfolio management and provides tailored support for customers who require individual treatment. The customer remains the focus, and recovery strategies are defined in the context of the relationship with the customer, prioritising the customer’s viability. As a result, teams manage the customer holistically across all phases of the cycle.

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The function’s approach covers the entire credit cycle, prioritising solutions that support customer viability. Even after the asset is written off (failed risk), the Group continues to carry out the necessary actions to maximise recovery. The failed risk category includes debt instruments, whether past due or not, for which, following an individual assessment, recovery is considered remote due to a significant and irreversible deterioration in the solvency of the exposure or the holder. Classification in this category entails the full or partial cancellation of the exposure’s gross carrying amount and its derecognition from the balance sheet, without implying that the Group stops negotiations and legal proceedings to recover the amount.
2. Main aggregates and variations
Below are the main aggregates relating to credit risk from our activities with customers:

Main credit risk performance metrics from activity with customersA
	Credit risk with customers (EUR million)B			Credit impaired (EUR million)			NPL ratio (%)
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Spain	305,156	288,162	280,629	5,915	7,677	8,531	1.94	2.66	3.04
UK	244,303	248,061	247,360	2,645	3,299	3,518	1.08	1.33	1.42
Portugal	47,760	44,573	42,455	948	1,014	1,024	1.99	2.27	2.41
Openbank Europe	144,039	141,312	135,608	3,642	3,527	2,877	2.53	2.50	2.12
US	148,488	149,907	137,894	7,150	7,012	6,303	4.82	4.68	4.57
Mexico	53,476	49,927	52,785	1,420	1,352	1,489	2.65	2.71	2.82
Brazil	118,546	116,247	126,722	8,010	7,090	7,923	6.76	6.10	6.25
Chile	44,146	44,590	46,565	2,528	2,394	2,332	5.73	5.37	5.01
Argentina	8,813	8,411	3,903	677	173	78	7.68	2.06	1.99
Corporate Centre	9,340	9,256	8,206	327	360	302	3.50	3.89	3.67
Total Group	1,159,180	1,134,418	1,115,288	33,739	34,383	34,671	2.91	3.03	3.11

	NPL coverage ratio (%)			Net loan-loss provisionsC (EUR million)			Cost of risk (%/risk)D
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Spain	55	53	49	1,142	1,259	1,522	0.43	0.50	0.61
UK	33	29	30	177	64	247	0.07	0.03	0.10
Portugal	81	78	83	(8)	11	77	(0.02)	0.03	0.19
Openbank Europe	87	83	88	1,363	1,209	792	0.97	0.88	0.62
US	55	64	68	2,244	2,507	2,593	1.62	1.82	1.92
Mexico	105	100	100	1,239	1,277	1,135	2.69	2.64	2.43
Brazil	81	79	83	4,409	4,487	4,701	4.17	4.03	4.27
Chile	48	50	53	531	497	365	1.32	1.19	0.80
Argentina	90	177	166	574	284	150	7.34	4.59	6.64
Corporate Centre	24	25	34	198	(3)	(2)	2.79	(0.05)	(0.04)
Total Group	66	64	66	12,128	11,822	11,784	1.14	1.12	1.13
A. Data for 2025, 2024 and 2023 reflect the new reporting structure. Management perimeter according to the reported segments.
B. Includes gross loans and advances to customers, guarantees. impaired undrawn customer balances and debt securities issued by non-financial institutions.
C. Loan-loss provisions net of post write-off recoveries (EUR 1,791 million in 2025).
D. Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.

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Information on the estimation of impairment losses
The calculation of provisions for credit risk losses is performed at financial asset level, estimating potential credit losses through the difference between the contractual cash flows and the expected cash flows, ensuring that the results are adequate considering the status of the transaction, economic conditions and available forward-looking information.
The IFRS 9 impairment model applies to financial assets valued at amortized cost; debt instruments valued at fair value with changes in other comprehensive income; leasing receivables; and commitments and guarantees not valued at fair value.
The portfolio of financial instruments subject to IFRS 9 has three credit risk categories (or stages) according to the status of each instrument in relation to its level of credit risk:
•Stage 1: financial instruments with no significant increase in risk since initial recognition – the impairment provision reflects expected credit losses from defaults over the 12 months from the reporting date.
•Stage 2: financial instruments with a significant credit risk increase since initial recognition but no materialized impairment event – the impairment provision reflects expected losses from defaults over the financial instrument’s residual life.
•Stage 3: financial instruments with true signs of impairment as a result of one or more events resulting in a loss – the impairment provision reflects expected losses for credit risk over the instrument’s expected residual life.
The classification of financial instrument in the IFRS 9 stages is carried out in accordance with the guidelines through the risk management policies of the subsidiaries, which are consistent with the Group's policies.
Estimation of expected loss
The Group uses parameters (mainly EAD, PD, LGD and the discount rate) to calculate impairment provisions. These parameters build on the infrastructure of internal models used to calculate regulatory capital and on regulatory and management expertise, and they also reflect each financial asset’s stage classification.
However, these parameters are not a simple adaptation of existing models. We designed and validated them specifically in line with IFRS 9 requirements and guidance from bodies such as the EBA, , National Competent Authority (NCA), Bank for International Settlements (BIS) or Global Public Policy Committee (GPPC). Their development incorporates forward-looking information, a point-in-time (PIT) approach, multiple scenarios and lifetime loss estimation through lifetime PD, among other elements.
Determination of significant increase in credit risk (SICR)
To determine classification in Stage 2, the Group assesses whether a SICR has occurred since the initial recognition of the exposures. The Group performs this assessment under common principles applicable across the Group, reviewing all financial instruments subject to this analysis and taking into account the specific features of each portfolio and product type through a range of quantitative and qualitative indicators.
Expert judgement from analysts supports the SICR assessment. Analysts set the thresholds within an integrated management framework and in line with the approved corporate governance. The principles are as follows:
•Universality: all financial instruments subject to a credit rating must be assessed for their possible SICR.
•Proportionality: the definition of the SICR must take into account the particularities of each portfolio.
•Materiality: its implementation must be also consistent with the relevance of each portfolio so as not to incur in unnecessary costs or efforts.
•Holistic vision: the approach selected must be a combination of the most relevant credit risk aspects (e.g. quantitative and qualitative).
•Application of IFRS 9: the approach must take into consideration IFRS 9 characteristics, focusing on a comparison with credit risk at initial recognition, as well as considering forward-looking information.
•Risk management integration: the criteria must be consistent with those metrics considered in the day-to-day risk management.
•Documentation: appropriate documentation must be prepared.
The techniques are summarised below:
•Stability of stage 2: in the absence of significant changes in the portfolios credit quality, the volume of assets in stage 2 should maintain a certain stability as a whole.
•Economic reasonableness: at transaction level, stage 2 is expected to be a transitional rating for exposures that could eventually move to a deteriorating credit status at some point or stage 3, as well as for exposures that have suffered credit deterioration and whose credit quality is improving and returns to stage 1.
•Predictive power: it is expected that the SICR definition avoids, as far as possible, direct migrations from stage 1 to stage 3 without having been previously classified in stage 2.
•Time in stage 2: it is expected that the exposures do not remain categorized as stage 2 for an excessive time.
The application of the aforementioned techniques, conclude in the setting of one or several thresholds for each portfolio in each geography. Likewise, these thresholds are subject to a regular review by means of calibration tests, which may entail updating the thresholds types or their values.
Identifying a significant increase in credit risk: when classifying financial instruments under stage 2, Santander considers:
•Quantitative criteria: Grupo Santander reviews and quantifies changes in the risk of default during their expected life based on their credit risk level on initial recognition.

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For the purposes of assessing significant changes when financial instruments are classified in Stage 2, each subsidiary has set quantitative thresholds for its portfolios in line with Group guidelines, seeking a consistent interpretation across all our geographies. The calibration principles for these thresholds are set out in the previous paragraph and may result in two types of thresholds:
•Relative. Thresholds that compare current credit quality with credit quality at origination, expressed as a percentage change.
•Absolute. Thresholds that compare current credit quality with credit quality at origination, expressed as an absolute change.
In addition, in line with the ECB’s supervisory expectations, the Group has set a 200% cap on the relative threshold, known as the 'threefold increase'. As a result, exposures whose credit quality has deteriorated by more than 200% in relative terms —using an approach analogous to the relative threshold described in the previous paragraph — transfer from Stage 1 to Stage 2.
Meeting any of the absolute thresholds, the relative thresholds or the 200% cap on the relative threshold (threefold increase) on an individual basis results in the transfer of the financial instrument exposure from Stage 1 to Stage 2.
In addition, the Group may apply the Low Credit Risk Exemption at the reporting date, so that certain exposures that continue to meet this condition may remain in Stage 1. This exemption applies only to quantitative significant increase in credit risk criteria; therefore, qualitative criteria are not eligible for exemption. The Group uses it on a limited basis, documents it and reviews it periodically. When an exposure no longer meets the low credit risk condition, it transfers to Stage 2 in line with the criteria above.
•Qualitative criteria: several indicators aligned with ordinary credit risk management indicators (e.g. past due for over 30 days, forbearance, early warning indicators system, etc.). Each subsidiary has defined these indicators for their portfolios, with special attention to reinforcing these qualitative criteria through expert judgment and aligning them to the criteria used in management.
When the presumption of a significant deterioration of credit risk is removed, due to a sufficient improvement of the credit quality, the obligor can be re-classified to stage 1, without any probationary period in stage 2.
•Definition of default: Santander incorporated the new definition to provisions calculation according to the EBA’s guidelines; the Group is also considering applying it to prudential framework. In addition, the default definition and stage 3 have been aligned.
This definition considers the following criteria to classify exposures as stage 3: financial instruments with one or more payments more than 90 consecutive days past due, representing at least 1% of the client's total exposure or the identification of other criteria demonstrating, even in the absence of defaults, that it is unlikely that the counterparty is unlikely to meet all of its financial obligations.
Grupo Santander applies the default criteria to all exposures of the impaired client. Where an obligor belongs to a group, the default criteria may also be applied to all exposures of the group.
The default classification is maintained during the 3-month test period following the disappearance of all default indicators described above, and this period is extended to one year for forbearances that have been classified as default.
•Expected life of financial instruments: Santander estimates the expected life of financial instruments according to their contractual terms (e.g. prepayments, duration, purchase options, etc.).
The contractual period (including extension options) is the maximum time frame for measuring the expected credit loss. If financial instruments have an undefined maturity period and undrawn amounts (e.g. credit cards), Santander estimates its expected life based on the total exposure period and effective management practices to mitigate exposure.
1.Forward-looking vision
Estimating expected credit losses (ECL)requires significant expert judgement and the incorporation of historical, current and forward-looking information. Expected loss estimates are therefore based on an unbiased, probability-weighted likelihood of up to five possible future scenarios that could affect the collection of contractual cash flows. These scenarios consider the time value of money, relevant information available on past events, current conditions and forecasts of the macroeconomic factors considered important in estimating this amount (e.g. GDP, house prices and the unemployment rate, among others).
Santander uses forward-looking information in internal management and regulatory processes under several scenarios. The Group's guidelines and governance seek synergy and consistency between these different processes.
2. Additional elements
Additional elements will be required when necessary because they have not been captured under the two previous elements. This has included, among others, the analysis of sectors most affected if their impacts are not sufficiently captured by the macroeconomic scenarios. Also collective analysis techniques, when the potential impairment in a group of clients cannot be identified individually.
With the elements indicated above, Grupo Santander has evaluated in each of the geographical areas the evolution of the credit quality of its customers, for the purposes of classifying them into stages and consequently calculating expected loss.
Management overlays
During 2025, the Group strengthened coverage across its portfolios by implementing overlays, mainly in Brazil, Chile and Mexico, where it increased the PMA buffer to anticipate the impact of the year’s model recalibrations, as well as other potential deviations.
In addition, the Group gradually released the adjustments related to climate events, such as the Valencia dana experienced in late October 2024, in the case of Santander Spain and the Spanish DCB office.
Overall, the amount of overlays at year-end 2025 remains immaterial compared with the Group’s total allowance for credit losses.

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Exposure and loan-loss reserves
Then, considering the most relevant units of the Group (United Kingdom, Spain, United States, Brazil, also Chile, Mexico, Portugal, Argentina and Santander Consumer Finance), which represent approximately 94% of the total Group's provisions. The table below shows the loan-loss reserves associated with each stage as of 31 December 2025, 2024 and 2023. In addition, depending on the transactions credit quality, the exposure is divided into four categories according to Standard & Poor's rating scale:

Exposure and loan-loss reserves by stage
EUR million
	2025
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	112,795	2,243	—	115,038
From A+ to BB	367,186	14,393	—	381,579
From BB- to B-	291,014	44,363	—	335,376
CCC and below	8,114	17,114	31,275	56,503
Total exposure B	779,109	78,112	31,275	888,496
Loan-losses reservesC	3,068	4,698	13,177	20,942

Exposure and loan-loss reserves by stage
EUR million
	2024
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	102,394	2,564	—	104,958
From A+ to BB	411,158	15,678	—	426,837
From BB- to B-	276,422	42,456	—	318,878
CCC and below	10,385	16,633	31,273	58,291
Total exposureB	800,360	77,330	31,273	908,963
Loan-losses reservesC	3,184	4,512	12,938	20,635

Exposure and loan-loss reserves by stage
EUR million
	2023
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	140,792	2,237	—	143,029
From A+ to BB	404,184	13,746	—	417,930
From BB- to B-	250,619	39,979	—	290,599
CCC and below	11,633	18,846	32,455	62,933
Total exposure B	807,228	74,808	32,455	914,491
Loan-losses reservesC	3,463	4,883	13,404	21,750
A.Detail of credit quality ratings calculated for Group management purposes.
B.Total exposure includes loan balances (drawn amounts) and off balance (letters of credit + guarantees) and excludes REPOs, FV portfolio, trading portfolio and undrawn commitments.
C.Includes provisions for undrawn authorized lines (loan commitments).
Data for 2025, 2024 and 2023 reflect the new reporting structure, mainly the disposal of Poland.
The remaining units that form the totality of the Group exposure, account for EUR 93,731 million: EUR 89,094 million in stage 1; EUR 3,528 million in stage 2; and EUR 1,109 million in stage 3 (in 2024 EUR 80,541 million in stage 1; EUR 2,534 million in stage 2, and EUR 874 million in stage 3. In 2023, EUR 68,788 million in stage 1; EUR 1,504 million in stage 2, and EUR 658 million in stage 3), and loan-loss reserves totalled EUR 759 million, of which: EUR 213 million in stage 1; EUR 152 million for stage 2, and EUR 394 million in stage 3 (in 2024, EUR 165 million, EUR 117 million and EUR 295 million and in 2023, EUR 199 million, EUR 73 million and EUR 161 million in stage 1, stage 2 and stage 3, respectively).
The remaining exposure, including all financial instruments not included before, amounts to EUR 834,911 million (EUR 665,476 million in 2024 and EUR 598,385 million in 2023), and it includes all undrawn authorized lines (loan commitments).
As of 31 December 2025, the Group had EUR 334 million net of provisions (EUR 559 million and EUR 743 million at 31 December 2024 and 2023, respectively) of purchased credit-impaired assets, which relate mainly to the business combinations carried out by the Group.
In relation to the evolution of credit risk provisions, the Group, together with its main geographies, monitors them through sensitivity analyses that assess the impact of changes in macroeconomic scenarios and their key variables on the allocation of financial assets across stages and on the measurement of credit risk provisions.
Additionally, based on consistent macroeconomic scenarios, the Group also performs stress tests and sensitivity analysis in a regular basis, such as ICAAP, strategic plans, budgets and recovery and resolution plans. In this sense, a prospective view of the sensitivity of each of the Group’s loan portfolio is created in relation to the possible deviation from the base scenario, considering both the macroeconomic developments in different scenarios and the three year evolution of the business. These tests include potentially adverse and favourable scenarios.
3. Detail of the main geographical areas
Following is the risk information related to the most relevant geographies in exposure and credit risk allowances.
This information includes sensitivity analysis, consisting on simulations of +/-100 bp in the main macroeconomic variables. A set of specific and complete scenarios is used in each geography, where different shocks that affect both the reference macroeconomic variable as well as the rest of the parameters is simulated, with different intensities. These shocks collect mainly the most relevant risks and may be originated by productivity, tax, wages or exchange and interest rates factors.
Sensitivity is measured as the average variation on expected loss corresponding to the aforementioned movement of +/-100 bp. Following a conservative approach, the negative movements take into account one additional standard deviation in order to reflect the potential higher variability of losses.
3.1. United Kingdom
Portfolio overview
Credit risk with customers in the UK remained stable in EUR 244,303 million. This credit risk represents 21% of Santander’s loan portfolio.
At 1.08%, the NPL ratio decreased 25 bps in comparison to the year end of 2024, due to the good performance in the mortgage portfolio.

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Mortgage portfolio
Because of its size, Grupo Santander closely monitor Santander UK’s mortgage portfolio for the entity itself and the Group.
As of 31 December 2025, the mortgage portfolio of Santander UK remained stable, at local currency, and reached EUR 192,047 million. It comprises residential mortgages granted to new and existing customers which are first lien mortgages. There are no second or more liens on mortgaged properties.
Originations have increased in 2025 compared to 2024, a sign of a more active housing market due to lower interest rates and less pressure on households’ purchasing power. The housing market returned to growth in 2025, with a higher level of transactions and price increases compared to 2024.
Under Santander's risk management principles, a property must be appraised independently before we can approve a new mortgage. In line with market practices and the law, we get updated values of properties used as mortgage collateral from an independent agency's automatic appraisal system.
Santander UK's wide range of mortgages include:
•Interest-only loans (21%): Customers pay interest every month and repay the principal at maturity. These mortgages, which are common in the UK, require borrowers to have an appropriate repayment vehicle, such as a pension plan or an investment fund. To mitigate inherent risk, Santander UK has restrictive approval requirements, such a maximum loan-to-value ratio of 50% and an assessment of the ability to pay both interest and capital.
•Flexible loans (2%): Loan agreements allow borrowers to modify monthly payments or draw down additional funds up to a set limit under various conditions.
•Buy-to-let (9%): Buy-to-let mortgages account for a small portion of the total portfolio and are subject to strict risk approval policies.
Santander’s NPL ratio highlights the resilience of the mortgage portfolio in a challenging economic environment and an intensely competitive market. It stood at 0.87% at the end of December 2025 (-20 bps YoY).
At 31 December 2025, 82% of the mortgage portfolio had an LTV lower than 70%.
Information on the estimation of impairment losses
The detail of Santander's UK exposure and loan-loss reserves associated with each of the stages at 31 December 2025, 2024 and 2023, is shown below.
In addition, the exposure is divided in four tranches of the Standard & Poor's rating scale, according to their current credit quality:

Exposure and loan-loss reserves by stage
EUR million
	2025
Credit qualityA	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	29,963	381	—	30,344
From A+ to BB	152,981	9,529	—	162,510
From BB- to B-	17,630	8,770	—	26,400
CCC and below	2	615	2,475	3,092
Total exposureB	200,576	19,295	2,475	222,346
Loan-loss reservesC	163	319	373	855

Exposure and loan-loss reserves by stage
EUR million
	2024
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	32,012	1,184	—	33,196
From A+ to BB	159,970	10,916	—	170,886
From BB- to B-	17,594	11,175	—	28,769
CCC and below	12	695	3,292	3,999
Total exposure B	209,588	23,970	3,292	236,850
Loan-loss reservesC	166	401	400	967

Exposure and loan-loss reserves by stage
EUR million
	2023
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	46,236	1,273	—	47,509
From A+ to BB	145,884	10,850	—	156,734
From BB- to B-	13,588	13,995	—	27,583
CCC and below	—	—	3,518	3,518
Total exposure B	205,708	26,118	3,518	235,344
Loan-loss reservesC	172	498	396	1,066
A.Detail of credit quality ratings calculated for Group management purposes.
B.Total exposure includes loan balances (drawn amounts) and off balance (letters of credit + guarantees) and excludes REPOs, FV portfolio, trading portfolio and undrawn commitments.
C.Includes provisions for undrawn authorized lines (loan commitments).

For the estimation of expected losses, prospective information is taken into account. Specifically, Santander UK considers four macroeconomic scenarios, which are updated periodically. The evolution forecasted in 2025 for the next five years of the main macroeconomic indicators used by Santander UK to estimate expected losses is presented below:

	2026 - 2030
Variables	Pessimistic scenario 2	Pessimistic scenario 1	Base scenario	Optimistic scenario
Interest rate	2.4%	3.5%	3.3%	3.0%
Unemployment rate	7.3%	5.8%	4.5%	4.2%
Housing price change	(2.9%)	(0.2%)	2.9%	4.4%
GDP growth	(0.02%)	0.2%	1.4%	2.4%

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Each of the macroeconomic scenarios is associated with a given weight. In terms of allocation, Santander UK associates the highest weighting to the base scenario, while it associates the lowest weightings to the most extreme or severe scenarios. In addition, at 31 December 2025, 2023 and 2022, the weights used by Santander UK reflect the future prospects of the British economy in relation to its current political and economic position so that higher weights are assigned for negative scenarios:

	2025	2024	2023
Pessimistic scenario 3		20%	20%
Pessimistic scenario 2	10%	10%	10%
Pessimistic scenario 1	25%	25%	10%
Base scenario	50%	50%	50%
Optimistic scenario	15%	15%	10%
The sensitivity analysis of the main portfolios expected loss to variations of +/-100 bp for the macroeconomic variables used in the construction of the scenarios, as of December 2025, is as follows:

	Change in Provision
	Mortgages	Corporates
GDP Growth
-100 bps	11.6%	3.9%
+100 bps	(2.9%)	(1.4%)
Housing price change
-100 bps	7.3%	6.0%
+100 bps	(3.5%)	(1.6%)
Unemployment rate
-100 bps	(12.3%)	(2.5%)
+100 bps	23.7%	5.7%
With regard to Stage 2 classification, Santander UK applies quantitative criteria based on identifying an increase in lifetime probability of default (PD) for the transaction that exceeds both an absolute and a relative threshold. The PDs used in this assessment are adjusted to the transaction’s remaining term and annualised to facilitate the definition of thresholds that cover the full range of transaction maturities. The relative threshold is common across all portfolios, and Santander UK considers that a transaction exceeds this threshold when its lifetime PD increases by 100% compared to the PD at initial recognition. The absolute threshold, by contrast, differs across portfolios depending on the characteristics of the transactions.

In addition, each portfolio has a set of specific qualitative criteria indicating that the exposure has experienced a significant increase in credit risk, irrespective of the evolution of its PD since initial recognition. Among other criteria, Santander UK considers that a transaction shows a significant increase in credit risk when it is more than 30 days past due. It also has implemented early warning indicator system to support Stage 2 classification. These criteria align with the risk management practices of each portfolio.

3.2. Spain
Portfolio overview
Santander España’s credit risk totalled EUR 305,156 million (26% of Grupo Santander’s total). It is appropriately diversified among products and customer segments.
The NPL ratio was 1.94%, 72 bps lower than in December 2024. This decrease was driven by the portfolio’s strong performance, supported by the execution of the NPL reduction plan.
The NPL coverage ratio increased slightly to 55% (+2 p.p. year-on-year). The cost of risk decreased to 0.43% (-7 bps vs. December 2024), driven by the strong performance of all portfolios.
Macroeconomic projections suggest the economy will moderate its growth pace slightly, but will remain dynamic and well above the eurozone average, as the Spanish economy has largely been supported by stronger domestic demand amid a weaker-than-expected external sector.
Residential mortgage portfolio
Residential mortgages in Spain, including Santander Consumer Finance business, amounted to EUR 60,002 million in 2025 (EUR 59,316 million and EUR 61,097 million in 2024 and 2023, respectively), 99.64% of which have a mortgage guarantee (99.65%and 99.65% in 2024 and 2023, respectively).

	2025
EUR Million	Gross amount	Of which: impaired
Home purchase loans to families	60,002	625
Without mortgage collateral	215	7
With mortgage collateral	59,787	618

	2024
EUR Million	Gross amount	Of which: impaired
Home purchase loans to families	59,316	789
Without mortgage collateral	208	11
With mortgage collateral	59,108	778

	2023
EUR Million	Gross amount	Of which: impaired
Home purchase loans to families	61,097	924
Without mortgage collateral	215	16
With mortgage collateral	60,882	908

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The NPL ratio for the residential mortgages portfolio stood at 1.03%, with a reduction of 29 bps, compared to 31 December 2024, mainly due to by portfolio sales, although credit risk registered an increase of 1.2% compared to December 2024.
The mortgage portfolio for the acquisition of homes in Spain is characterised by its medium-low risk profile, which limits expectations of any potential additional impairment:
•Principal is repaid on all mortgages from the start.
•Early repayment is common so the average life of the transaction is well below that of the contract.
•High quality of collateral, concentrated almost exclusively in financing for first homes.
•The average affordability rate is reduce to 22% (24% and 24% in 2024 and 2023, respectively).
•The 94% of the portfolio has a LTV below 80% calculated as total risk/latest available house appraisal.
•All customers applying for a residential mortgage are subject to a rigorous credit risk and viability assessment, analysing whether their income is sufficient to meet all repayments and will remain stable over the term of the loan.
Breakdown of the credit with mortgage guarantee to households for house acquisition, according to the percentage that the total risk represents on the amount of the latest available valuation (loan to value):

	2025
	Loan to value ratio
EUR Million	Less than or equal to 40%	More than 40% and less than 60%	More than 60% and less than 80%	More than 80% and less than or equal to 100%	More than 100%	Total
Gross amount	17,191	20,310	18,811	2,812	663	59,787
Of which impaired	122	158	151	84	103	618
In November 2022, Royal Decree-Law 19/2022 was published, which establishes a Code of Good Practices in response to the rise in interest rates on mortgage loans for primary residences and Royal Decree-Law 6/2012 of protection measures for mortgage debtors without resources. The code of good practices is focused on granting capital grace periods and extending the term of the operations. The requests made have not been significant.
Corporate & SME financing
Credit risk with SME and corporates in commercial banking amounted to EUR 99,395 million, lower than December 2024, mainly due to the fall in the portfolio of SMEs of 10.1%. This portfolio accounting for 33% of the total, compared to 41% of CIB's portfolio, which from 2022 includes branches in Europe.
Most of the portfolio corresponds to clients who have been assigned a credit analyst, who performs continuous management of said clients during all phases of the risk cycle. The portfolio is broadly diversified and not concentrated by sector of activity.
The ICO loans that were granted as a result of the pandemic (25,428 million euros) are being repaid normally and there is a balance of EUR 10,857 million, so they now represent only around 3.6% of Santander Spain's total portfolio. During 2025, Santander Spain maintained its support and close engagement with SMEs and the self-employed through the various support lines, which were significantly less material than the post-pandemic programmes (Líneas ICO Empresas y Emprendedores, Línea ICO Internacional y Rehabilitación de vivienda).
In the case of delinquent operations with ICO guarantee, the transfer of the overdue guaranteed amounts will take place as the guarantee is executed, regardless of whether the guarantor is subrogated to the right to receive said amounts, according to the regulation of these guarantees. The de-recognition of the transferred guaranteed amounts will entail the recognition, at its fair value, of a collection right against the guarantor.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The portfolio’s NPL ratio stood at 4.10% in December 2025. The NPL ratio decreased by 97 bps compared to December 2024, largely due to a proactive effort to reduce the stock of NPLs in the SME portfolio, through proactive management of non-performing exposures supported by portfolio sales and the management of specific cases.
Real estate activity
Santander has specialized teams that are in charge of managing real estate business production and risk areas that cover the entire life cycle of these operations.

The changes in gross property development loans to customers were as follows:

EUR million
	2025	2024	2023
Balance at beginning of year	2,545	2,433	2,327
Foreclosed assets	—	—	(1)
Net variation	441	112	115
Written-off assets	(2)	—	(8)
Balance at end of year	2,984	2,545	2,433

The NPL ratio of this portfolio (considering only the on balance amount) ended the year at 1.04% (compared with 2.28% and 3.04% at December 2024 and 2023, respectively) . The table below shows the distribution of the portfolio. The coverage ratio of the real estate doubtful exposure in Spain stands at 35.48% (36.21% and 39.19% in 2024 and 2023, respectively).

	2025
EUR Million	Gross amount	Excess of gross exposure over maximum recoverable amount of effective collateral	Specific allowance
Financing for construction and property development (including land) (business in Spain)	2,984	211	17
Of which impaired	31	—	11
Memorandum items written-off assets	240	—	—

Memorandum items: Data from the public consolidated balance sheet
2025
EUR Million	Carrying amount
Total loans and advances to customers excluding the Public sector (business in Spain) (Book value)	240,609
Total consolidated assets (Total business) (Book value)	1,867,515
Impairment losses and credit risk allowances. Coverage for unimpaired assets (business in Spain)	1,086
At year-end, the distribution of this portfolio was as follows:

2025
EUR Million	Loans: gross amount
1. Without mortgage guarantee	14
2. With mortgage guarantee	2,970
2.1 Completed buildings	976
2.1.1 Residential	658
2.1.2 Other	318
2.2 Buildings and other constructions under construction	1,981
2.2.1 Residential	1,913
2.2.2 Other	68
2.3 Land	13
2.3.1 Developed consolidated land	9
2.3.2 Other land	4
Total	2,984
Foreclosed properties
At 31 December 2025, the net balance of these assets amounted to EUR 1,898 million (EUR 2,131 million and EUR 2,448 million at 31 December 2024 and 2023, respectively), gross amount of EUR 4,258 million (EUR 4,823 million and EUR 5,506 million at 31 December 2024 and 2023, respectively); recognised allowance of EUR 2,360 million (EUR 2,692 million and EUR 3,058 million at 31 December 2024 and 2023, respectively).

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The following table shows the detail of the assets foreclosed by the businesses in Spain at the end of 2025:

	2025
EUR Million	Gross carrying amount	Valuation adjustments	Of which impairment losses on assets since time of foreclosure	Net Carrying amount
Property assets arising from financing provided to construction and property development companies	3,843	2,144	1,591	1,699
Of which:
Completed buildings	481	324	282	157
Residential	129	71	60	58
Other	352	253	222	99
Buildings under construction	107	49	35	58
Residential	—	—	—	—
Other	107	49	35	58
Land	3,255	1,771	1,274	1,484
Developed land	776	429	260	347
Other land	2,479	1,342	1,014	1,137
Property assets from home purchase mortgage loans to households	334	172	119	162
Other foreclosed property assets	81	44	36	37
Total property assets	4,258	2,360	1,746	1,898
In addition, the Group has shareholdings in entities holding foreclosed assets amounting to EUR 36 million and equity instruments foreclosed or received in payment of debts amounting to EUR 10 million.
In recent years, the Group has considered foreclosure to be an option to resolve cases of default instead of legal proceedings. The Group initially recognises foreclosed assets at the lower of the carrying amount of the debt (net of provisions) and the fair value of the foreclosed asset (less estimated costs to sell). Subsequent to initial recognition, the assets are measured at the lower of fair value (less costs to sell) and the amount initially recognised.
The fair value of this type of assets is determined by the market value (appraisal) adjusted with discounts obtained according to internal valuation methodologies based on the entity's sales experience in goods with similar characteristics.
The management of real estate assets on the balance sheet is carried out through companies specializing in the sale of real estate that is complemented by the structure of the commercial network. The sale is realised with at prices in accordance with the market situation and the offer of wholesale buyers.
The gross movement in foreclosed properties were as follows (EUR billion):

	EUR Billion
	2025	2024	2023
Gross additions	0.1	0.1	0.3
Disposals	(0.7)	(0.8)	(1.2)
Difference	(0.6)	(0.7)	(0.9)
Information on the estimation of impairment losses
The detail of Santander Spain exposure and loan-loss reserves associated with each of the stages at 31 December, 2025, 2024 and 2023, is shown below. In addition, the exposure is divided in four tranches of the Standard & Poor's rating scale, according to their current credit quality:

Exposure and loan-loss reserves by stage
EUR million
	2025
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	35,407	171	—	35,578
From A+ to BB	109,001	1,453	—	110,454
From BB- to B-	37,089	8,262	—	45,351
CCC and below	2,189	1,680	5,761	9,630
Total exposureB	183,686	11,566	5,761	201,013
Loan-loss reservesC	382	483	2,204	3,069

Exposure and loan-loss reserves by stage
EUR million
	2024
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	35,347	110	—	35,457
From A+ to BB	104,197	1,124	—	105,321
From BB- to B-	37,413	8,844	—	46,257
CCC and below	2,084	3,199	6,618	11,901
Total exposureB	179,041	13,277	6,618	198,936
Loan-loss reservesC	340	570	2,953	3,863

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Exposure and loan-loss reserves by stage
EUR million
	2023
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	46,827	48		46,875
From A+ to BB	101,079	780		101,859
From BB- to B-	33,905	9,789		43,694
CCC and below	1,513	4,517	7,536	13,566
Total exposureB	183,324	15,134	7,536	205,994
Loan-loss reservesC	300	663	2,959	3,922
A.Detail of credit quality ratings calculated for Group management purposes. Excluding the SCIB branches business
B.Total exposure includes loan balances (drawn amounts) and off balance (letters of credit + guarantees) and excludes REPOs, FV portfolio, trading portfolio and undrawn commitments.
C.Includes provisions for undrawn authorized lines (loan commitments).

For the estimation of the expected losses, the prospective information is taken into account. Specifically, Santander Spain considers three macroeconomic scenarios, which are updated periodically. The projected evolution for a period of five years of the main macroeconomic indicators used by Santander Spain for estimating expected losses as of 2025, is presented below:

	2026-2030
Variables	Pessimistic scenario	Base scenario	Optimistic scenario
Interest rate	2.7%	2.5%	2.3%
Unemployment rate	12.1%	9.7%	8.2%
Housing price change	3.3%	4.1%	4.7%
GDP growth	0.2%	1.6%	2.4%
Each macroeconomic scenarios is associated with a given weight. As for its allocation, Santander Spain associates the Base scenario with the highest weight, while associating the lower weights to the most extreme scenarios:

	2025	2024	2023
Pessimistic scenario	30%	30%	30%
Base scenario	40%	40%	40%
Optimistic scenario 1	30%	30%	30%
The sensitivity analysis of the main portfolios expected loss to variations of +/-100 bp for the macroeconomic variables used in the construction of the scenarios, at December 31 2025, is as follows:

	Change in Provision
	Mortgages	Corporates	Others
GDP Growth
-100 bps	8.5%	1.1%	2.1%
+100 bps	(3.6%)	(0.9%)	(1.9%)
Housing price change
-100 bps	8.4%	1.5%	3.4%
+100 bps	(6.7%)	(0.7%)	(1.8%)
Unemployment rate
-100 bps	(6.0%)	(1.5%)	(3.7%)
+100 bps	14.7%	1.8%	4.7%
To determine Stage 2 classification, Santander Spain applies quantitative criteria based on identifying increases in the lifetime PD of an exposure above a relative or absolute threshold. The threshold differs by portfolio depending on the characteristics of the exposures, and an exposure is considered to exceed the threshold when its lifetime PD increases by a set amount compared with the PD at initial recognition. Santander Spain calibrates these thresholds periodically, as described in previous paragraphs. In addition, Santander Spain applies a backstop to the relative threshold across all portfolios. As a result, Santander Spain classifies contracts as Stage 2 when their current PD has increased by more than two times compared with the PD at origination.
Santander Spain also considers specific qualitative criteria that indicate a significant increase in credit risk, regardless of how the PD has evolved since initial recognition. Among other criteria, Santander Spain considers that an exposure shows a significant increase in credit risk when it is more than 30 days past due or when its early warning system so determines.
3.3. United States
Portfolio overview
Santander US’s credit risk stood at EUR 148,488 million at the end of December 2025. It makes up 12.8% of Grupo Santander's total credit risk.
The NPL ratio grew to 4.82% (+14 bps in the year) due to a higher stock of delinquencies and lower portfolio growth, and the cost of risk decreased to 1.62% (-20 bps in the year).
Santander US includes the following business units:
Santander Bank, National Association (SBNA)
In 2025 lending amounted to EUR 46,677 million (representing 4% of the Group's credit risk) and presents a reduction of 15% in 2025, mainly due to the transfer of the CIB portfolio to the New York branch.
The NPL ratio increased to 2.60% (+44 bps vs December 2024, while the cost of risk remained flat at 0.93%.
Activity in the individuals segment is primarily focused on auto financing and leasing, as well as credit card origination. During 2025, the teams continued to develop the operating and systems capabilities that will enable the asset product offering to be expanded in the future through the Openbank brand.
The Commercial segment comprises seven business lines, including Commercial Real Estate, Santander Real Estate Capital, Commercial Equipment Vehicle Finance, and Commercial and Industrial. The portfolio shows a slight downward trend in exposure, driven, on the one hand, by a strategy that prioritises risk-adjusted profitability over volume growth and, on the other, by the gradual run-down of the real estate and dealer portfolios.
The credit risk profile of the Commercial Real Estate and dealer portfolios shows some deterioration, mainly due to structural uncertainties affecting these sectors, as well as the impact of an interest-rate environment that remains elevated and developments in commercial and tariff policies, which continue to weigh on the financial capacity of certain customers.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Information on the estimation of impairment losses
The detail of Santander Bank, National Association exposure and loan-loss reserves associated with each of the stages at 31 December, 2025, 2024 and 2023 is shown below. In addition, the exposure is divided in four tranches of the Standard & Poor's rating scale, according to their current credit quality:

Exposure and loan-loss reserves by stage
EUR million
	2025
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	1,622	24	—	1,646
From A+ to BB	7,352	728	—	8,080
From BB- to B-	28,758	4,459	—	33,217
CCC and below	779	861	1,158	2,798
Total exposureB	38,511	6,072	1,158	45,741
Loan-loss reservesC	277	325	202	804

Exposure and loan-loss reserves by stage
EUR million
	2024
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	4,215	277	—	4,492
From A+ to BB	21,422	930	—	22,352
From BB- to B-	21,899	3,855	—	25,754
CCC and below	33	482	1,130	1,645
Total exposureB	47,569	5,544	1,130	54,243
Loan-loss reservesC	292	364	182	838

Exposure and loan-loss reserves by stage
EUR million
	2023
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	4,834	76	—	4,910
From A+ to BB	20,468	459	—	20,927
From BB- to B-	25,312	3,439	—	28,751
CCC and below	52	450	894	1,396
Total exposure B	50,666	4,424	894	55,984
Loan-loss reservesC	409	335	141	885
A.Detail of credit quality ratings calculated for Group management purposes.
B.Total exposure includes loan balances (drawn amounts) and off-balance (letters of credit + guarantees) and excludes REPO, FV portfolio, trading portfolio and undrawn commitments.
C.Includes provisions for undrawn authorized lines (loan commitments).
For the estimation of expected losses, prospective information is taken into account. Specifically, Santander Bank, National Association considers four macroeconomic scenarios, which are updated periodically. The evolution projected in 2025 for a period of five years of the main macroeconomic indicators used Santander Bank, National Association to estimate expected losses is presented below:

	2026-2030
Variables	Pessimistic scenario 2	Pessimistic scenario 1	Base scenario	Optimistic scenario
Interest rate (annual averaged)	1.8%	2.6%	3.2%	3.0%
Unemployment rate	6.4%	5.0%	4.2%	3.7%
House price change	0.2%	0.7%	1.3%	2.1%
GDP growth	1.7%	1.9%	2.0%	2.7%
Manheim growthA	(0.6%)	(0.1%)	0.3%	0.1%
A. US used vehicle price car index.
Each of the macroeconomic scenarios is associated with a given weight. As for its allocation, Santander Bank, National Association associates the highest weighting to the Base scenario, while associates the lowest weightings to the most extreme scenarios:

	2025	2024	2023
Pessimistic scenario 2	18%	18%	18%
Pessimistic scenario 1	20%	20%	20%
Base scenario	33%	33%	33%
Optimistic scenario	30%	30%	30%
The sensitivity analysis of the main portfolios expected loss to variations of +/-100 bp for the macroeconomic variables used in the construction of the scenarios as of 2025 is as follows:

	Change in Provision
	Mortgages	Corporates	Auto
GDP Growth
-100 bps	13.6%	10.9%	2.8%
+100 bps	(10.6%)	(7.7%)	(2.0%)
Housing price change
-100 bps	26.9%	18.7%	5.0%
+100 bps	(12.9%)	(9.3%)	(2.5%)
Unemployment rate
-100 bps	(41.6%)	(25.9%)	(7.9%)
+100 bps	53.9%	39.5%	11.8%
Manheim index
-100 bps	—	—	1.8%
+100 bps	—%	—%	(1.4%)
For the Stage 2 classification determination, this year SBNA implemented, within the Auto portfolio, a system based on the comparison of PD to determine whether there has been a significant increase in credit risk. SBNA set both relative and absolute thresholds, segmented by the customer’s credit profile, and also established a backstop to the relative threshold. As a result, SBNA will classify as Stage 2 those contracts whose current PD has increased by more than two times compared to their PD at origination.
For the remaining retail portfolios, SBNA uses the FICO (Fair Isaac Corporation) score as a quantitative criterion as a proxy for PD, considering the score at origination and its current value, and setting different limits or cut-off points depending on each portfolio’s characteristics. A significant increase in risk requires changes in the score of around 120 bps and 20 bps.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
For wholesale portfolios, SBNA uses the transaction’s rating as a proxy for PD, considering the rating at origination and its current rating, and setting thresholds for different rating bands depending on each portfolio’s characteristics.
In addition, SBNA defines specific qualitative criteria to identify exposures that have recorded a significant increase in credit risk. Among other criteria, Santander Bank, National Association considers that a transaction presents a significant increase in credit risk when it has arrears positions for more than 30 days or when a system of early warning indicators determines it.
Santander Consumer USA Inc.
Santander Consumer USA Inc. (SC USA) presents higher risk indicators than other Santander US units due to the nature of its business, which focuses on auto finance via loans and leasing.
At 31 December 2025, lending amounted to EUR 25,318 million (representing 2.2% of the Group) and presents a decrease of 17.0% regarding December 2024.
Regarding the NPL ratio, it increased to 22.08% (+340 bps in the year); and the cost of risk stood at 6.10% (-50 bps YoY).
NPL coverage ratio fell to 53% (-885 pp in the year), in line with the percentages of transfers from default to bad debts, which are at historically low levels.
The business focuses on optimising the profitability-to-risk relationship through pricing management aligned with each customer’s credit quality and each transaction, while also strengthening dealer processes and the dealer experience. 2025 was marked by uncertainty stemming from tariff policy and fiscal stimulus measures, as well as the end of the exclusivity agreement with Stellantis.
Information on the estimation of impairment losses
The detail of Santander Consumer USA Inc. exposure and loan-loss reserves associated with each of the stages at 31 December 2025, 2024 and 2023, is shown below. In addition, the exposure is divided in four tranches of the Standard & Poor's rating scale, according to their current credit quality:

Exposure and loan-loss reserves by stage
EUR million
	2025
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	—	—	—	—
From A+ to BB	54	—	—	54
From BB- to B-	10,167	947	—	11,114
CCC and below	3,577	4,871	5,588	14,036
Total exposure B	13,798	5,818	5,588	25,204
Loan-loss reservesC	419	910	1,688	3,017

Exposure and loan-loss reserves by stage
EUR million
	2024
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	—	—	—	—
From A+ to BB	202	—	—	202
From BB- to B-	12,802	451	—	13,253
CCC and below	7,259	4,226	5,729	17,214
Total exposure B	20,263	4,677	5,729	30,669
Loan-loss reservesC	630	1,006	1,908	3,544

Exposure and loan-loss reserves by stage
EUR million
	2023
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	—	—	—	—
From A+ to BB	99	0	—	99
From BB- to B-	12,120	395	—	12,515
CCC and below	6,754	4,237	5,272	16,263
Total exposure B	18,973	4,632	5,272	28,877
Loan-loss reservesC	597	1,019	1,712	3,328
A.Detail of credit quality ratings calculated for Group management purposes.
B.Total exposure includes loan balances (drawn amounts) and off-balance (letters of credit + guarantees) and excludes REPOs, FV portfolio, trading portfolio and undrawn commitments.
C.Includes provisions for undrawn authorized lines (loan commitments).
For the expected losses estimation, prospective information should be taken into account. Specifically, SC USA considers four macroeconomic scenarios, periodically updated over a 5-year time horizon.
The evolution forecasted in 2025 for a period of five years of the main macroeconomic indicators used by in SC USA in the estimation of expected losses is shown below:

	2026-2030
Variables	Pessimistic scenario 2	Pessimistic scenario 1	Base scenario	Optimistic scenario
Interest rate (annual averaged)	1.8%	2.6%	3.2%	3.0%
Unemployment rate	6.4%	5.0%	4.2%	3.7%
House price change	0.2%	0.7%	1.3%	2.1%
GDP growth	1.7%	1.9%	2.0%	2.7%
ManheimA index	(0.6%)	(0.1)	0.3%	0.1%
A. US used vehicle price car index.
Each of the macroeconomic scenarios is associated with a given weight. Santander Consumer USA Inc. associates the highest weighting to the Base scenario, whereas it associates the lowest weightings to the most extreme or acid scenarios:

	2025	2024	2023
Pessimistic scenario 2	18%	18%	18%
Pessimistic scenario 1	20%	20%	20%
Base scenario	33%	33%	33%
Optimistic scenario	30%	30%	30%

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The sensitivity analysis of the main portfolios expected loss to variations of +/-100 bp for the macroeconomic variables used in the construction of the scenarios at the end of 2025 is as follows:

Change in provision
SC Auto
Manheim index
-100 bps	1.0%
+100 bps	(0.8%)
Unemployment Rate
-100 bps	(4.9%)
+100 bps	7.0%
House Price Change
-100 bps	3.1%
+100 bps	(1.6%)
GDP growth
-100 bps	1.7%
+100 bps	(1.2%)
In relation to the Stage 2 classification determination, SC USA implemented a new system based on the comparison of PD at origination and current PD, replacing the previous approach based on the FICO (Fair Isaac Corporation) score. SC USA established a set of absolute and relative thresholds, segmented based on the customer’s credit profile. Finally, it introduced a backstop to the relative threshold whereby contracts whose current PD has increased by more than two times compared to their PD at origination are classified as Stage 2.
Additionally, for each portfolio, a series of specific qualitative criteria are defined, which indicate that the exposure has experienced a significant increase in credit risk, regardless of the evolution of its PD since the initial recognition. Among other criteria, the entity considers that a transaction has experienced a significant increase in credit risk when it has past-due positions for more than 30 days. These criteria align with the risk management practices of each portfolio.
3.4. Banco Santander (Brasil) S.A.
Portfolio overview
Santander Brazil's credit risk amounted to EUR 118,546 million, increasing 2.5% in constant euros from 2024. Minus the exchange rate effect, it grew by 2.0%. As of December 2025, Santander Brasil accounts for 10% of Grupo Santander's loan book.
The NPL ratio went from 6.10% in December 2024 to 6.76% in December 2025, and the coverage ratio increased from 79.0% to 81.0%.
As of 31 December 2025 loan-loss provisions reached EUR 4,409 million, a 2% year-on-year decrease. Cost of risk increased from 4.03% in 2024 to 4.17% in 2025.
In 2025, the Brazilian economy is moderating compared to the previous year. Several factors drive this performance: reduced fiscal support, a more restrictive monetary policy and a less favourable external environment.
The labour market still shows resilience, which has helped prevent a sharp deterioration in household consumption. However, some indicators suggest that this labour-market momentum is starting to cool, with private-sector employment growth gradually easing.
Inflation is expected to close the year at around 4.8%, with a trend towards further moderation in 2026. A moderate appreciation of the Brazilian real and weaker domestic demand contribute to this price moderation. The Brazilian real exchange rate remains a source of uncertainty, together with public debt sustainability and the need for fiscal adjustments to contain financial imbalances. From a sectoral perspective, the agricultural sector and certain industrial segments continue to provide relevant support, although the overall slowdown and the effects of tighter monetary conditions limit their contribution to aggregate growth.
Against this backdrop, although Brazil retains a relatively solid base — a robust labour market and competitive export sectors —2025 is shaping up as a transition year, with the economy slowing and facing multiple structural challenges (inflation, exchange rate, debt and monetary policy) that condition its performance.
The retail segment (without Consumer Finance), which represents 37% of Santander Brazil's total portfolio, mainly comprises mortgages and credit cards (29% and 26% of the total portfolio, respectively). Thanks to the risk mitigation measures implemented in origination and portfolio management, cost of risk has been kept at 4.7%, despite the high SELIC rate and inflation running above the official target, which reduces individuals’ repayment capacity.
In the SME segment, which represents 11% of total risk exposure, the Bank maintained the restrictive origination measures adopted in recent years, particularly for the higher-risk profiles with weaker performance. Teams continuously review and adjust strategies to keep credit quality within expected levels. Overall, they achieved this during the year, with an acceptable performance of new business indicators.
In Brazil’s corporate segment, 2025 was marked by an uncertain geopolitical backdrop and some weaknesses in the local economy, notably high interest rates that have affected the repayment capacity of more leveraged companies. In this environment, the portfolio’s growth slowed and NPL and cost of risk levels increased.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Information on the estimation of impairment losses
The detail of Banco Santander (Brasil) S.A. exposure and loan-loss reserves associated with each of the stages at 31 December 2025, 2024 and 2023, is shown below. In addition, the exposure is divided in four tranches of the Standard & Poor's rating scale, according to their current credit quality:

Exposure and loan-loss reserves
EUR million	2025
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	16,898	1,513	—	18,411
From A+ to BB	29,179	1,253	—	30,432
From BB- to B-	36,089	7,035	—	43,124
CCC and below	1,217	3,801	7,151	12,169
Total exposureB	83,383	13,602	7,151	104,136
Loan-loss reservesC	648	1,128	4,216	5,992

Exposure and loan-loss reserves
EUR million
	2024
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	19,557	970	—	20,527
From A+ to BB	32,824	1,637	—	34,461
From BB- to B-	33,655	5,285	—	38,940
CCC and below	423	2,808	6,382	9,613
Total exposureB	86,459	10,700	6,382	103,541
Loan-loss reservesC	687	860	3,766	5,313

Exposure and loan-loss reserves
EUR million
	2023
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	20,670	468	—	21,138
From A+ to BB	38,869	751	—	39,620
From BB- to B-	36,107	4,177	—	40,284
CCC and below	1,153	3,735	7,479	12,367
Total exposureB	96,799	9,131	7,479	113,409
Loan-loss reservesC	722	1,078	4,538	6,338
A.Detail of credit quality ratings calculated for Group management purposes.
B.Total exposure includes loan balances (drawn amounts) and off-balance (letters of credit + guarantees) and excludes REPOs, FV portfolio, trading portfolio and undrawn commitments.
C.Includes provisions for undrawn authorized lines (loan commitments).
For the expected losses estimation, prospective information is taken into account. Particularly, Santander Brazil considers three macroeconomic scenarios, periodically updated. The evolution for a period of five years of the main macroeconomic indicators used to estimate the expected losses in Santander Brazil is as follows:

	2026-2030
Variables	Pessimistic scenario	Base scenario	Optimistic scenario
Interest rate (annual averaged)	11.5%	10.9%	10.3%
Unemployment rate	8.0%	6.5%	5.4%
House price change	1.1%	5.9%	10.3%
GDP growth	(0.2%)	1.9%	3.8%
Burden income	27.0%	26.8%	26.1%
Each macroeconomic scenario is associated with a given weight. Regarding its assignation, Brazil links the highest weight to the base scenario whilst links the lowest weights to the most extreme scenarios:

	2025	2024	2023
Pessimistic scenario	13%	13%	10%
Base scenario	75%	75%	80%
Optimistic scenario	13%	13%	10%
The sensitivity analysis of the main portfolios expected loss to variations of +/-100 bp for the macroeconomic variables used in the construction of the scenarios is at the end of 2025 as follows:

	Change in provision
	Individuals	SME	Other
GDP growth
-100 bps	1.3%	2.9%	2.6%
+100 bps	(0.7%)	(1.3%)	(1.4%)
Unemployment rate
+100 bps	(1.9%)	(3.8%)	(4.5%)
+100 bps	2.8%	6.2%	6.3%
Interest rate (SELIC)
-100 bps	(0.6%)	(1.6%)	(0.9%)
+100 bps	1.7%	4.0%	3.5%
Regarding the Stage 2 classification determination, Santander Brasil assesses whether the increase in lifetime PD over the expected life of the transaction exceeds the combined effect of an absolute and a relative threshold. These thresholds vary by portfolio, depending on the characteristics of the transactions. A transaction is deemed to breach the threshold when its lifetime PD increases by a specified amount compared to the PD recorded at initial recognition.
The absolute and relative threshold levels are recalibrated periodically and depend on the type of portfolio to which they apply. In addition, Santander Brasil has implemented a backstop to the relative threshold across all portfolios: contracts whose current PD doubles the PD at origination are automatically classified as Stage 2.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
4. Other credit risk aspects
4.1. Credit risk by activity in the financial markets
This section covers credit risk from treasury, with money market financing and counterparty risk products to satisfy the needs of customers (especially credit institutions) and the Group.
Counterparty credit risk is defined as the risk that could arise from a total or partial failure to meet the financial obligations entered into with the entity, because a customer may default before the final settlement of the transaction’s cash flows. This risk usually increases the longer the period between the trade date and the settlement date. It is a bilateral credit risk that can affect both parties to the transaction, and its magnitude is uncertain, as it depends on volatile market factors.
Within counterparty credit risk exposure, an additional risk known as wrong-way risk may arise. It occurs when exposure to a portfolio or counterparty increases at the same time as its credit quality deteriorates. In other words, wrong-way risk exists when default risk increases and, as a result, the exposure to the counterparty also increases. Santander has specific models to measure and control this risk.
Settlement risk arises when the settlement of a transaction involves a bilateral exchange of flows or assets between two counterparties. For example, when a counterparty buys dollars in exchange for euros, settlement involves one party delivering euros and receiving an equivalent amount of dollars from the other. Settlement risk is the risk that one of the parties fails to meet its settlement obligations. We have also developed a global infrastructure and specific models to measure this risk.
To manage and control counterparty risk, it is essential to have an infrastructure that allows measuring current and potential exposure at different levels of aggregation and granularity in an agile and dynamic way, ensuring the generation of reports with sufficient detail to facilitate the understanding of exposures and the decision-making process.
To measure exposure, Grupo Santander follows two methodologies: mark-to-market (MtM or replacement value in derivatives) plus potential future exposure (add-on), and Monte Carlo simulation for calculating exposure for some countries and products. Additionally, Santander calculates capital at risk or unexpected loss, which is the loss that constitutes economic capital net of guarantees and recoveries, after deducting the expected loss.

After market close, Grupo Santander recalculates exposures by adjusting all operations to their new time horizon, adapting the potential future exposure and applying mitigation measures (netting, collateral, among others), so that exposures can be controlled daily against the limits approved by senior management within the risk appetite. Santander performs risk control through a real-time integrated system, which allows the Group to know at any moment the available exposure limit with any counterparty, in any product and term, and across all subsidiaries.
Grupo Santander runs monthly stress tests on derivatives portfolios and securities financing transactions (SFT). These exercises form an integral part of the counterparty credit risk management process. They allow us to assess the resilience of exposures under adverse scenarios and support appropriate identification, measurement and control of the associated risks.
4.2. Concentration risk
Concentration risk control is an essential aspect of Grupo Santander's management. The Group continuously monitors the level of concentration in its credit risk portfolios applying various criteria: geographic areas and countries, economic sectors and groups of customers.
The board, via the risk appetite framework, determines the maximum levels of concentration.
In line with these maximum levels and limits, the executive risk committee establishes the risk policies and reviews the appropriate exposure levels for the effective management of the degree of concentration in Santander’s credit risk portfolios.
Grupo Santander must adhere to the regulation on large risks contained in the CRR, according to which the exposure contracted by an entity with a customer or group of associated customers will be considered a large exposure when its value is equal to or greater than 10% of eligible capital.
In addition, in order to limit large exposures, no entity may assume exposures exceeding 25% of its eligible capital with a single customer or group of associated customers, having factored in the credit risk mitigation effect contained in the regulation.
At the end of December, after applying risk mitigation techniques, no group reaches the above-mentioned thresholds.
Regulatory credit exposure with the 20 largest groups within the scope of large risks represented 5.3% of the outstanding credit risk with customers (lending to customers plus off-balance sheet risks) as of December 2025. While the regulatory credit exposure with the 40 largest groups represents 8.4% of the credit risk.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The detail, by activity and geographical area of the Group's risk concentration at 31 December 2025 is as follows:

EUR million
	2025A
	Total	Spain	Other EU countries	America	Rest of the world
Central banks and Credit institutions	326,316	61,256	71,853	119,532	73,675
Public sector	267,765	82,131	62,620	109,109	13,905
Of which:
Central government	239,153	66,479	57,468	101,768	13,438
Other central government	28,612	15,652	5,152	7,341	467
Other financial institutions (financial business activity)	207,044	16,301	50,819	101,600	38,324
Non-financial companies and individual entrepreneurs (non-financial business activity) (broken down by purpose)	447,496	103,836	94,760	188,078	60,822
Of which:
Construction and property development	20,322	4,130	2,090	9,396	4,706
Civil engineering construction	5,128	1,835	1,740	1,468	85
Large companies	291,515	53,841	63,635	127,003	47,036
SMEs and individual entrepreneurs	130,531	44,030	27,295	50,211	8,995
Households – other (broken down by purpose)	543,928	88,602	98,262	142,560	214,504
Of which:
Residential	333,552	61,818	27,030	46,605	198,099
Consumer loans	192,746	19,784	69,670	87,491	15,801
Other purposes	17,630	7,000	1,562	8,464	604
Total	1,792,549	352,126	378,314	660,879	401,230
A.For the purposes of this table, the definition of risk includes the following items in the public balance sheet: 'Loans and advances to credit institutions', 'Loans and advances to Central Banks', 'Loans and advances to Customers', 'Debt securities', 'Equity Instruments', 'Trading Derivatives', 'Hedging derivatives', 'Investments and financial guarantees given'.
4.3 Sectors identification and management
Grupo Santander conducts a quarterly review of exposure to customers operating in sectors that could be more affected by macroeconomic conditions (energy consumption, commodity prices, and key macroeconomic variables). This monitoring is complemented by the use of internal tools that allow projecting the behaviour and evolution of clients in each sector under different macroeconomic scenarios. Additionally, this process considers, among other things, the following information at the sector level:
•Market information: Industries’ stock market performance.
•Analysts’ EBITDA forecasts for the coming years.
•Internal information: Changes in credit exposure, defaults (in different timelines) and stagings.
•Our industry experts’ opinion, based on specific details about our exposures and our relationships with customers
Grupo Santander continued to strengthen our ability to analyse potential losses at the highest possible level of granularity by enhancing the methodology and sector projection tools, based on the resilience of each company’s financial statements under different macroeconomic scenarios.
4.4. Sovereign risk and exposure to other public sector entities
Sovereign risk arises from central bank transactions (including regulatory cash reserves), government bonds issued by the Treasury or equivalent bodies (public debt portfolio), and transactions with public-sector entities funded exclusively by a state’s budget revenues and with no commercial activity.
The standard historically applied by Grupo Santander differs from the one used by the EBA in its periodic stress tests. The most significant differences are that the EBA’s approach does not include deposits with central banks, exposures held in insurance companies, or indirect exposures through guarantees or other instruments. By contrast, it does include public administrations more broadly (including regional and local authorities), and not only those of the central government.
Santander continues to track and manage transactions with sovereign risk based on available information, such as reports by rating agencies and international organizations. Grupo Santander monitors each country where the Group has cross-border1 and sovereign risk. Santander analyses events that could affect the country’s political or institutional stability and assign its government or central bank a credit rating. This helps us set limits for transactions with sovereign risk.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Over recent years, total sovereign risk exposure has remained in line with regulatory requirements and the strategy defined for managing this portfolio. Changes in exposure across countries reflect the liquidity management strategy and hedging of interest rate and foreign exchange risk. International exposure is diversified across countries with different macroeconomic expectations and, consequently, different growth, interest rate and exchange rate scenarios..
At the end of December 2025, Grupo Santander´s local sovereign exposure, in currencies other than the official currency of the country of issuance, is not significant (EUR 4,908 million, 1.2% of total sovereign risk) according to our management criteria. Furthermore, exposure to non-local sovereign issuers involving cross-border risk is even less significant2 (EUR 17,002 million, 4.0% of total sovereign risk). Sovereign exposure in Latin America is mostly in local currency, and is recognised in the local accounts and concentrated in short- term maturities.
Our investment strategy for sovereign risk considers country’s credit quality to set the maximum exposure limits. The following table shows the percentage of exposure by ratingA:

Exposure distribution by rating
	2025	2024	2023
AAA	18%	21%	18%
AA	17%	18%	19%
A	43%	41%	41%
BBB	14%	11%	12%
Less than BBB	9%	9%	10%
A.Internal ratings are applied.
Sovereign exposure at the end of December 2025 is shown in the table below (data in million euros):

	2025					2024
	Portfolio
	Financial assets held for trading and Financial assets designated as FV with changes in results	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost	Non-trading financial assets mandatory at fair value through profit or loss	Total net direct exposure	Total net direct exposure
Spain	3,852	112	58,044	—	62,008	56,293
Portugal	(659)	1,199	6,767	—	7,307	7,652
Italy	2,875	440	12,557	—	15,872	12,915
Greece	—	—	—	—	—	—
Ireland	(38)	—	—	—	(38)	—
Rest Eurozone	3,684	254	10,443	—	14,381	6,212
UK	907	1,001	5,687	—	7,595	8,772
Poland	1,141	6,339	13,333	—	20,813	14,286
Rest of Europe	8	—	526	—	534	954
US	4,783	4,320	15,943	—	25,046	24,926
Brazil	8,089	9,533	8,543	—	26,165	26,641
Mexico	10,663	7,652	7,599	—	25,914	21,642
Chile	676	2,666	5,254	—	8,596	6,900
Rest of America	2,593	1,654	2,151	—	6,398	4,431
Rest of the World	211	17	4,128	—	4,356	7,003
Total	38,785	35,187	150,975	—	224,947	198,627
1 Risks with domestic public or private borrowers in foreign currency and originated outside the country.
2 Countries that are not considered low risk by Banco de España.

5. Forborne loan portfolio
The customer debt redirection policy incorporates the regulatory requirements of the EBA guidelines on the management of non-performing exposures, refinancing and restructuring. This policy acts as a reference for the transposition in our subsidiaries and shares the applicable supervisory expectations.
This policy also sets down rigorous criteria for evaluating, classifying and monitoring forbearances to support the strictest possible care and diligence in recovering due amounts. Thus, it dictates that Santander must adapt payment obligations to customers' current circumstances. Our forbearance policy also defines classification criteria to support Grupo Santander recognizes risks appropriately.
Forbearances must remain classified as non-performing or in watch-list for a prudential period for reasonable certainty of repayment. In no case will repayments be used to delay the immediate recognition of losses or so that their use distorts the timely recognition of the risk of non-payment.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
At 31 December 2025, forbearance stock fell again and stood at EUR 25,235 million, due to the good payment behaviour in the main geographies. In terms of credit quality, 53% of the loans is classified as credit impaired, with a coverage ratio of 41%. In addition, 47% of the portfolio is classified as performing.
The following terms are used with the meanings specified below:
•Refinancing transaction: transaction that is granted or used, for reasons relating to current or foreseeable financial difficulties of the borrower, to repay one or more of the transactions granted to it, or through which the payments on such transactions are brought fully or partially up to date, in order to enable the borrowers of the cancelled or refinanced transactions to repay their debt (principal and interest) because they are unable, or might foreseeably become unable, to comply with the conditions there of in due time and form.
•Restructured transaction: transaction with respect to which, for economic or legal reasons relating to current or foreseeable financial difficulties of the borrower, the financial terms and conditions are modified in order to facilitate the payment of the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the aforementioned terms and conditions in due time and form, even if such modification is envisaged in the agreement.

Current refinancing and restructuring balances
Amounts in EUR million, except number of transactions that are in units
2025
	Total
	Without real guarantee		With real guarantee
					Maximum amount of the actual collateral that can be considered		Impairment of accumulated value or accumulated losses in fair value due to credit risk
	Number of transactions	Gross amount	Number of transactions	Gross amount	Real estate guarantee	Rest of real guarantees
Credit entities	—	—	—	—	—	—	—
Public sector	14	6	9	7	5	—	8
Other financial institutions and: individual shareholder	933	94	462	182	117	15	94
Non-financial institutions and individual shareholder	489,192	5,095	42,700	5,596	3,271	923	2,713
Of which financing for constructions and property development	249	21	523	739	695	4	75
Other warehouses	3,000,071	4,556	515,253	9,699	3,752	3,777	3,665
Total	3,490,210	9,751	558,424	15,484	7,145	4,715	6,480
Financing classified as non-current assets and disposable groups of items that have been classified as held for sale	13,499	261	4,630	566	406	14	171

Current refinancing and restructuring balances
Amounts in EUR million, except number of transactions that are in units
2025
Of which, non-performing/Doubtful
	Without real guarantee		With real guarantee
					Maximum amount of the actual collateral that can be considered		Impairment of accumulated value or accumulated losses in fair value due to credit risk
	Number of transactions	Gross amount	Number of transactions	Gross amount	Real estate guarantee	Rest of real guarantees
Credit entities	—	—	—	—	—	—	—
Public sector	5	2	9	7	5	—	8
Other financial institutions and: individual shareholder	579	50	259	75	22	11	89
Non-financial institutions and individual shareholder	296,008	2,901	26,767	2,585	1,166	420	2,420
Of which financing for constructions and property development	167	3	264	156	115	4	50
Other warehouses	1,620,343	2,401	296,470	5,313	1,730	2,232	2,991
Total	1,916,935	5,354	323,505	7,980	2,923	2,663	5,508
Financing classified as non-current assets and disposable groups of items that have been classified as held for sale	6,901	120	1,720	235	110	5	145

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
In 2025, the amortised cost of financial assets whose contractual cash flows were modified during the year when the corresponding loss adjustment was valued at an amount equal to the expected credit losses over the life of the asset amounted to EUR 3,031 million (3,940 million in 2024), without these modifications having a material impact on the income statement. Also, during 2025, the total of financial assets that have been modified since the initial recognition, and whose correction for expected loss has gone from being valued during the entire life of the asset to the following twelve months, amounts to EUR 2,092 million (2,950 million in 2024).
The transactions presented in the foregoing tables were classified at 31 December 2025 by nature, as follows:
•Credit impaired: Operations that rest on an inadequate payment scheme will be classified within the non-performing category, regardless they include contract clauses that delay the repayment of the operation throughout regular payments or present amounts written off the balance sheet for being considered irrecoverable.
•Performing: Operations not classifiable as non-performing will be classified within this category. Operations will also be classified as normal if they have been reclassified from the non-performing category for complying with the specific criteria detailed below:
•A period of a year must have passed from the refinancing or restructuring date.
•The owner must have paid for the accrued amounts of the capital and interests, thus reducing the rearranged capital amount, from the date when the restructuring of refinancing operation was formalised.
•The owner must not have any other operation with amounts past due by more than 90 consecutive days of material delay on the date of the reclassification to the normal risk category.
Attending to the credit attention 47% of the forborne loan transactions are classified as other than non-performing. Particularly noteworthy are the level of existing guarantees (47% of transactions are secured by collateral) and the coverage provided by specific allowances (representing 26% of the total forborne loan portfolio and 41% of the non-performing portfolio).

c) Market, structural and liquidity risk
1. Activities subject to market risk and types of market risk
Activities exposed to market risk encompass transactions where risk is assumed as a consequence of potential changes in interest rates, inflation rates, exchange rates, stock prices, credit spreads, commodity prices, volatility and other market factors; the liquidity risk from our products and markets, and the balance-sheet liquidity risk. Therefore, they include trading risks and structural risks.
•Interest rate risk arises from movements in interest rates that reduce the value of a financial instrument, a portfolio or the Grupo Santander. It can affect loans, deposits, debt securities, most assets and liabilities held for trading, and derivatives.
•Inflation rate risk arises from movements in inflation that can reduce the value of a financial instrument, a portfolio or the entire group. It can affect loans, debt securities and derivatives (e.g. inflation swaps and futures) whose profitability is linked to inflation.
•Exchange rate risk is the possibility of loss because the currency of a long or open position will depreciate against the base currency. It can affect debt in subsidiaries whose local currency is not the euro, as well as loans denominated in a foreign currency.
•Equity risk is the possibility of loss from open positions in securities if their market price or expected future dividends fall. It affects shares, stock market indices, convertible bonds and derivatives with shares as the underlying asset (put, call, equity swaps, etc.).
•Credit spread risk is the possibility of loss from open positions in fixed-income securities or credit derivatives if their yield curve, or the recovery rate of their issuer or type change. A spread is the yield difference between financial instruments against a benchmark (e.g. the internal rate of return (IRR) of government bonds and interbank interest rates).
•Commodity price risk is the possibility of loss from movements in commodity prices. Grupo Santander's commodity exposure is minor and stems mainly from commodity derivatives.
•Volatility risk is the possibility of loss caused by movements in interest rates, exchange rates, the stock market, credit spreads and other risk factors affecting portfolio value. It is inherent to all financial instruments whose value considers volatility (especially options contracts).
Derivative contracts (such as options, futures, forwards and swaps) can mitigate market risks partially or fully.
Additionally, other more complex coverage market risks are considered, such as correlation risk, market liquidity risk, prepayment or cancellation risk and subscription risk.
•Correlation risk is the possibility of loss due to an adverse correlation between risk variables that affect portfolio value. Risk variables could be the same (e.g. two FX rates) or different (e.g. an interest rate and a commodity price).
•Market liquidity risk is the possibility that fewer market makers or institutional investors, a large number of transactions, market instability and other factors will cause the Group or a subsidiary to exit a position at a worse market price or trade cost. Exposure to different products and currencies can also increase this risk.
•Pre-payment or cancellation risk originates when mortgages, deposits and other on-balance-sheet instruments give holders the option to buy or sell them, thus altering future cash flows. Potential mismatches on the balance sheet pose a risk since cash flows may have to be reinvested at an interest rate that is potentially lower (assets) or higher (liabilities).
•Underwriting risk is the possibility that the bank will have to hold part of a debt issue it has underwritten or agreed to place if it cannot all be placed among potential buyers.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Balance sheet liquidity risk (unlike market liquidity risk) is the possibility of loss caused by forced disposal of assets or cash flow imbalance if the bank meets its payment obligations late or at excessive cost. It can cause losses by forced asset sales or impacts on margins due to the mismatch between expected cash inflows and outflows.
Pension and actuarial risks (explained at the end of this section) also depend on market variables.
Grupo Santander aim to comply with the Basel Committee’s Fundamental Review of the Trading Book (FRTB) and the EBA’s Guidelines on the management of interest rate risk arising from non-trading book activities. The purpose of several projects Grupo Santander runs is to provide risk control managers and teams with the best market risk management tools under the right governance framework for the models Grupo Santander uses for metric reporting; and to comply with regulation on the risks mentioned above.
2. Trading market risk management
Setting market risk limits in a dynamic process according to the risk appetite in the annual limits plan prepared by senior management and extended to all subsidiaries.
The standard methodology for risk management and control in trading, measures the maximum expected loss with a specific level of confidence and time frame. The standard for historical simulation is a confidence level of 99% over one day.
Grupo Santander applies statistical adjustments efficiently to incorporate recent developments affecting our levels of risk. Our time frame is two years or at least 520 days from the reference date of the VaR calculation.
The balance sheet items in the Group’s consolidated position that are subject to market risk are shown below, distinguishing those positions for which the main risk metric is VaR from those for which risk monitoring is carried out using other metrics:

Risk metric values on the consolidated balance sheet
EUR million
		Main market risk metric
	Balance sheet amount	VaR	Other	Main risk factor for 'Other' balance
Assets subject to market risk
Cash, cash balances at central banks and other deposits on demand	152,281		152,281	Interest rate
Financial assets held for trading	252,318	252,318
Non-trading financial assets mandatorily at fair value through profit or loss	7,761	5,815	1,946	Interest rate, spread
Financial assets designated at fair value through profit or loss	8,046	—	8,046	Interest rate, spread
Financial assets designated at fair value through other comprehensive income	74,612	2,281	72,331	Interest rate, spread
Financial assets at amortized cost	1,202,689		1,202,689	Interest rate, spread
Hedging derivatives	3,931		3,931	Interest rate, exchange rate
Changes in the fair value of hedged items in portfolio hedges of interest risk	50		50	Interest rate
Other assets	165,827
Total assets	1,867,515

Liabilities subject to market risk
Financial liabilities held for trading	171,546	171,546
Financial liabilities designated at fair value through profit or loss	42,148	—	42,148	Interest rate, spread
Financial liabilities at amortized cost	1,421,184		1,421,184	Interest rate, spread
Hedging derivatives	4,248		4,248	Interest rate, exchange rate
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	49		49	Interest rate
Other liabilities	115,592
Total liabilities	1,754,767
Equity	112,748

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The following table displays the latest and average VaR values at 99% by risk factor over the last three years. It also shows the minimum and maximum VaR values in 2025 and 97.5% ES at the end of December 2025:

VaR statistics and expected shortfall by risk factorA
EUR million. VaR at 99% and ES at 97.5% with one day time horizon
	2025					2024		2023
	VaR (99%)				ES (97.5%)	VaR		VaR
	Min	Average	Max	Latest	Latest	Average	Latest	Average	Latest
Total Trading	9.6	17.6	29.2	18.7	16.9	17.1	18.7	11.7	13.5
Diversification effect	(10.7)	(21.0)	(59.3)	(17.7)	(18.9)	(19.8)	(27.3)	(14.9)	(17.1)
Interest rate	11.2	16.5	23.0	15.3	16.4	17.0	20.2	12.2	11.1
Equities	2.4	6.5	10.8	8.1	7.5	6.0	9.5	3.2	6.0
Exchange rate	3.3	7.4	37.5	6.3	5.8	5.8	5.9	5.3	4.8
Credit spread	3.2	5.7	10.2	4.8	4.8	4.9	5.3	4.3	6.1
Commodities	0.2	2.5	7.0	1.9	1.3	3.2	5.1	1.6	2.6

Total Europe	9.6	15.0	28.2	13.2	13.2	12.7	16.0	9.4	11.8
Diversification effect	(8.9)	(18.0)	(32.4)	(15.9)	(17.8)	(15.4)	(18.4)	(10.5)	(13.8)
Interest rate	9.0	13.3	19.2	11.4	13.3	12.0	14.4	9.1	8.2
Equities	2.7	6.4	11.0	7.4	7.1	5.9	8.8	2.8	5.8
Exchange rate	3.7	7.3	19.7	5.3	5.7	5.1	5.8	3.5	5.2
Credit spread	3.0	5.8	10.4	4.9	4.8	4.9	5.3	4.3	6.1
Commodities	0.1	0.2	0.3	0.1	0.1	0.2	0.1	0.2	0.3

Total North America	3.7	5.8	8.9	5.5	5.3	6.9	6.4	4.0	5.0
Diversification effect	(0.4)	(1.7)	(6.3)	(1.6)	(1.8)	(1.1)	(0.8)	(0.7)	(0.5)
Interest rate	3.8	5.9	8.8	4.8	4.9	6.9	6.6	3.7	5.0
Equities	0.1	0.8	3.2	1.0	1.0	0.2	0.1	0.2	0.0
Exchange rate	0.2	0.8	3.2	1.3	1.2	0.9	0.5	0.8	0.5

Total South America	3.2	7.6	16.5	5.8	5.9	9.0	9.5	7.3	7.0
Diversification effect	(0.3)	(5.2)	(28.7)	(8.7)	(6.2)	(6.9)	(5.5)	(6.2)	(6.6)
Interest rate	2.8	7.2	18.1	4.0	3.8	8.8	6.5	7.3	5.6
Equities	0.2	1.5	7.2	2.2	2.3	1.2	2.1	1.4	2.4
Exchange rate	0.4	1.6	12.9	6.5	4.7	2.7	1.3	3.2	3.0
Commodities	0.1	2.5	7.0	1.8	1.3	3.2	5.1	1.6	2.6
A. In South and North America, VaR levels of credit spreads and commodities are not shown separately due to their low or null materiality.
VaR at the end of December (EUR 18.7 million) was only EUR 0.03 million lower compared to the end of 2024, reflecting sustained high market volatility, ongoing geopolitical risk and concerns over inflation trends, which could pick up again as a result of new US trade policies.
By risk factor, average VaR (EUR 17.6 million) higher across several risk factors, especially for foreign exchange, with high market volatility for certain currencies such as the US dollar and the Argentine peso. Temporary spikes in VaR across the different factors generally reflect isolated increases in market price volatility rather than significant changes in positions.
By region, average VaR was higher than the 2024 average in Europe, mainly due to interest rate and foreign exchange risk factors, while it was lower in North America and South America.
Backtesting
Actual losses can differ from predicted losses because of the VaR’s limitations. Grupo Santander measures the accuracy of the VaR calculation model to make sure it is reliable. The most important tests Grupo Santander runs involve backtesting:
•In hypothetical P&L backtesting and for the total portfolio, two exceptions (a daily loss higher than VaR or a daily gain higher than VaE) were observed in 2025 for VaR at a 99% confidence level, on 9 and 11 April, as a result of high market volatility, mainly driven by uncertainty over the potential impact of new US trade policies.
•The exceptions observed in the past year are consistent with the assumptions of the VaR calculation model.

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3. Structural balance sheet risks
3.1. Main aggregates and variations
Consistent with previous years, the market risk profile of Grupo Santander’s balance sheet remained moderate in 2025 in terms of asset, shareholders’ equity and NII volumes.
Each subsidiary’s finance division manages interest rate risk from commercial banking and is responsible for handling structural risk from interest rate fluctuations.
To measure interest rate risk, Grupo Santander uses statistical models based on strategies to mitigate structural risk with interest-rate instruments (such as bonds and derivatives) to keep risk profile within risk appetite.
The NII and EVE sensitivities below are based on scenarios of parallel interest rate movements from -100 to +100 basis points.
Structural VaR
With such a homogeneous metric as VaR, Grupo Santander can fully monitor market risk in the banking book (excluding CIB trading activity). The Bank differentiates fixed income based on interest rates and credit spreads in ALCO portfolios, FX rates and shares.
In general, the structural VaR of Grupo Santander total assets and equity is minor.

Structural VaR
EUR million. Structural VaR 99% with a temporary horizon of one day.
	2025				2024		2023
	Min	Average	Max	Latest	Average	Latest	Average	Latest
Structural VaR	598.5	662.9	751.9	690.1	747.7	687.5	705.0	749.5
Diversification effect	(155.9)	(258.4)	(265.6)	(206.6)	(386.4)	(268.6)	(416.6)	(444.7)
VaR Interest RateA	158.3	177.3	205.8	177.6	412.0	235.2	348.4	380.2
VaR Exchange Rate	486.0	597.7	648.7	572.4	571.7	594.4	580.4	642.9
VaR Equities	110.1	146.3	163.0	146.7	150.4	126.5	192.8	171.1
A. Includes credit spread VaR on ALCO portfolios.
Structural interest rate risk
•Europe
At the end of December, net interest income (NII) for our main balance sheets showed positive sensitivity to interest rate increases. As of the same date, the economic value of equity (EVE) showed negative sensitivity to interest rate increases.
At the end of December 2025, under the scenarios previously described, the most significant NII sensitivity risk was concentrated in the euro, at EUR 561 million; the pound sterling, EUR 169 million; the Polish złoty, EUR 51 million; and the US dollar, EUR 50 million, all linked to interest rate cut risk.
The most significant risk to the economic value of equity was concentrated in the euro yield curve, at EUR 1,087 million; in pound sterling, at EUR 614 million; the Polish złoty, at EUR 275 million euros; and the US dollar, at EUR 104 million euros, all linked to interest rate rise risk.
Exposure was moderate in relation to annual budget and capital levels in 2025.
•North America
At the end of December, net interest income (NII) for our North America balance sheets showed positive sensitivity to interest rate increases in the United States, while showing negative sensitivity to the same scenario in Mexico. In both cases, the economic value of equity (EVE) showed negative sensitivity to interest rate increases.
Exposure was moderate in relation to annual budget and capital levels in 2025.
At the end of December 2025, significant risk to NII was mainly in the US and amounted to EUR 49 million.
The most significant risk to EVE was in the US and amounted to EUR 570 million.
•South America
EVE and NII on our main South American balance sheets are generally positioned for interest rate cuts.

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In 2025, exposure across all countries remained moderate in relation to the annual budget and capital levels.
At the end of December, the most significant risk to NII was mainly in Brazil (EUR 57 million).
Most significant risk to EVE was recorded in Brazil (EUR 257 million) and in Chile (EUR 225 million).
Structural foreign currency rate risk/results hedging
Grupo Santander's structural FX risk stems mainly from the income and hedging of foreign currency transactions for permanent financial investments. In the dynamic management of this risk, Grupo Santander aims to limit the impact of FX rate movements on the core capital ratio. In 2025, the hedged of the different currencies that have an impact on our core capital ratio was close to 100%.
In December 2025, the largest permanent exposures (with their potential impact on equity) were, in this order, in pound sterling, US dollars, Brazilian reais, Mexican pesos, Polish zlotys and Chilean pesos.
Grupo Santander uses FX derivatives to hedge part of those permanent positions. The Finance division manages FX risk and hedging for the expected profits and dividends of subsidiaries whose base currency is not the euro.
Structural equity risk
Grupo Santander holds equity positions in its banking and trading books. They are either equity instruments or stock, depending on the share of ownership or control.
At the end of December 2025, the equities and shareholdings in the banking book were diversified among Spain, China, Morocco, Poland and other countries. Most of them invest in the financial and insurance sectors. Grupo Santander has minor equity exposure to property and other sectors.
Structural equity positions are exposed to market risk. The Group calculates its VaR with a set of market prices and proxies. At the end of the year 2025, VaR at a 99% confidence level over a one-day horizon was EUR 147 million (EUR 127 million and EUR 171 million in 2024 and 2023, respectively).
3.2. Methodologies
Structural interest rate risk
Grupo Santander measures the potential impact of interest rate movements on EVE and NII. Because changing rates may generate impacts, Grupo Santander must manage and control many subtypes of interest rate risk, such as repricing risk, curve risk, basis risk and option risk (e.g. behavioural or automatic).
Interest rate risk in the balance sheet and market conditions and outlooks could necessitate certain financial measures to achieve Grupo Santander's desired risk profile (such as selling positions or setting interest rates on products Grupo Santander markets).
The metrics Grupo Santander uses to monitor IRRBB include NII and EVE sensitivity to interest rate movements.
•Net interest income sensitivity
Net interest income (NII) is the difference between interest income from assets and the interest cost of liabilities in the banking book over a typical one- to three-year horizon (one year being standard in Grupo Santander). Because NII sensitivity is the difference in income between a selected scenario and the base scenario, its values can be as many as considered scenarios. It enables us to see short-term risks and supplement economic value of equity (EVE) sensitivity.
•Economic value of equity sensitivity
Economic value of equity (EVE) is the difference between the current value of all assets minus the current value of all liabilities in the banking book. It does not include shareholders’ equity and non-interest-bearing instruments. The sensitivity of the economic value of own funds is obtained as the difference between said economic value calculated with a selected scenario and that calculated with a base scenario.
Because EVE sensitivity is the difference in EVE between a selected scenario and the base scenario, it can have as many values as considered scenarios. It enables us to see long-term risks and supplement NII sensitivity.
Structural exchange-rate risk/hedging of results
Every day, Grupo Santander measures FX positions, VaR and P/L.
Structural equity risk
Grupo Santander measures equity positions, VaR and P/L.
4. Liquidity risk
Structural liquidity management aims to fund the Group’s recurring activity optimising maturities and costs, while avoiding taking on undesired liquidity risks.
Santander’s liquidity management is based on the following principles:
•Define liquidity risk and provide detailed assessments of current and emerging material liquidity risks.
•Define liquidity risk metrics, review and challenge liquidity risk appetite and limits on first line of defence proposals.
•Evaluates and challenges commercial/business proposals; It provides senior management and business units with the necessary elements to understand the liquidity risk of Santander's businesses and operations.
•Supervise the liquidity risk management of the first line of defence and assess the permanence of businesses within the limits of liquidity risk.
•Reports on compliance with risk appetite limits and exceptions, if any, to governing bodies.
•Provides a consolidated view of liquidity risk exposures and liquidity risk profile.
•Confirms the existence of adequate liquidity procedures to manage the business within the limits of risk appetite.

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The effective application of these principles by all institutions comprising the Group required the development of a unique management framework built upon three fundamental pillars:
•A solid organisational and governance model that supports the involvement of the subsidiaries’ senior management in decision-taking and its integration into the Group’s global strategy. The decision-making process for all structural risks, including liquidity and funding risk, is carried out by local Asset and Liability Committees (ALCOs) in coordination with the global ALCO, which is the body empowered by the Bank's board in accordance with the corporate Asset and Liability Management (ALM) framework.
This governance model has been reinforced as it has been included within Santander's Risk Appetite Framework. This framework meets demands from regulators and market players emanating from the financial crisis to strengthen banks’ risk management and control systems.
•In-depth balance sheet analysis and measurement of liquidity risk, supporting decision-taking and its control. The Group objective is to maintains adequate liquidity levels necessary to cover its short- and long-term needs with stable funding sources, optimising the impact of their costs on the income statement. Grupo Santander’s liquidity risk management processes are contained within a conservative risk appetite framework established in each geographic area in accordance with its commercial strategy. This risk appetite establishes the limits within which the subsidiaries can operate in order to achieve their strategic objectives.
•Management adapted in practice to the liquidity needs of each business. Every year, based on business needs, a liquidity plan is developed which seeks to achieve:
•a solid balance sheet structure, with a diversified presence in the wholesale markets;
•the use of liquidity buffers and limited encumbrance of assets;
•compliance with both regulatory metrics and other metrics included in each entity’s risk appetite statement.
Over the course of the year, all dimensions of the plan are monitored.
Grupo Santander continues to develop the ILAAP (Internal Liquidity Adequacy Assessment Process), an internal self-assessment of liquidity adequacy which must be integrated into the Group’s other risk management and strategic processes. It focuses on both quantitative and qualitative matters and is used as an input to the SREP (Supervisory Review and Evaluation Process). The ILAAP evaluates the liquidity position both in ordinary and stressed scenarios.
i. Liquidity risk measurement
Grupo Santander uses the Basel regulatory definition and calculates a set of metrics and stress scenarios in relation to intraday liquidity risk to maintain a high level of management and control. On the one hand, the regulatory liquidity metrics (LCR, NSFR) are prepared following the regulatory criteria established in the CRR 2 and CRD IV. Regarding internal metrics, liquidity scenarios are determined using a combination of behavioral observation in actual liquidity crises occurred at other banks, regulatory assumptions and expert judgment.
a) Liquidity Coverage Ratio (LCR)
The liquidity coverage ratio (LCR) is a regulatory metric. Its purpose is to promote the short-term resilience of a bank’s liquidity profile and make sure it has enough high-quality liquid assets to withstand a considerable idiosyncratic or market stress scenario over 30 calendar days.
b) Net Stable Funding Ratio (NSFR)
The net stable funding ratio (NSFR) is a regulatory metric we use to measure long-term liquidity risk. It is the ratio of available stable funding to required stable funding. It requires banks to keep a robust balance sheet, with off-balance-sheet assets and operations financed by stable liabilities.
c) Liquidity buffer
The liquidity buffer is the total liquid assets a bank has to cope with cash outflows during periods of stress. The assets are free of encumbrances and can be used immediately to generate liquidity without losses or excessive discounts. The liquidity buffer is a tool for calculating most liquidity metrics. It is also a metric with defined limits for each subsidiary.
d) Wholesale liquidity metric
The wholesale liquidity metric measures the number of days Grupo Santander would survive if it used liquid assets to cover lost liquidity from a wholesale deposit run-off (without possible renewal) over a set time horizon. Grupo Santander also uses it as an internal short-term liquidity metric to reduce risk from dependence on wholesale funding.
e) Asset Encumbrance metrics
Grupo Santander calculates two metrics to measure asset encumbrance risk. On the one hand, the asset encumbrance ratio gives the proportion of encumbered assets to total assets; on the other, the structural asset encumbrance ratio gives the proportion of encumbered assets by structural funding transaction (namely long-term collateralized issues and credit transactions with central banks).
f) Other additional liquidity indicators
In addition to traditional tools to measure short and long-term liquidity and funding risk, Grupo Santander has a set of additional liquidity indicators to complement those and to measure other non-covered liquidity risk factors. These include concentration metrics, such as the main and the five largest funding counterparties, or the distribution of funding by maturity.
In this sense, deposits do not show a tendency towards concentration, maintaining a stable structure at 31 December 2024, where approximately 75% are transactional and more than 80% of retail deposits are insured by deposit guarantee systems of the different countries.

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g) Liquidity scenario analysis
As liquidity stress tests, five standard scenarios have been defined:

i.An idiosyncratic scenario of events detrimental only to Santander;
ii.a local market scenario of events highly detrimental to a base country’s financial system or real economy;
iii.a global market scenario of events highly detrimental to the global financial system; and
iv.combined scenario consisting of a combination of more severe idiosyncratic and market events (local and global) occurring simultaneously and interactively.
v.climate scenarios where different stress cases derived from the effects that climate change could have on the economy are collected.
Grupo Santander uses these stress test outcomes as tools to determine risk appetite and support business decision-making.
h) Liquidity early warning indicators
Early warning indicator system consists of quantitative and qualitative liquidity indicators that help predict stress situations and weaknesses in the funding and liquidity structure of Grupo Santander entities. External indicators relate to market-based financial variables; internal indicators relate to our own performance.
i) Intraday liquidity metrics
Grupo Santander follows Basel regulation and calculates several metrics and stress scenarios for intraday liquidity risk to maintain a high level of control.
ii. Liquidity coverage ratio and net stable financing ratio
The regulatory requirement for the LCR ratio has been set at 100% since 2018.
Below is a breakdown of the Group's liquid assets composition according to the criteria established in the supervisory prudential information (Commission Implementing Regulation (EU) 2017/2114 of 9 November 2017) for the determination of high-quality liquid assets for the calculation of the LCR ratio (HQLA):

EUR million
	2025	2024	2023
	Amount weighted applicable	Amount weighted applicable	Amount weighted applicable
High-quality liquid assets-HQLAs
Cash and reserves available at central banks	150,883	188,745	217,935
Marketable assets Level 1	173,744	150,912	119,043
Marketable assets Level 2A	5,726	4,696	4,236
Marketable assets Level 2B	7,584	6,951	6,814
Total high-quality liquid assets	337,937	351,304	348,028

EUR million
	2025	2024	2023
High-quality liquid assets-HQLAs (numerator)	301,618	315,524	348,028
Total net cash outflows (denominator)	208,388	206,889	209,892
Cash outflows	287,044	278,760	282,982
Cash inflows	78,656	71,871	73,090
Consolidated LCR ratio (%)	145%	153%	166%
Group LCR ratio (%)	155%	168%
NSFR ratio (%)	126%	126%	123%
Since 2024, the calculation of the consolidated LCR ratio has been updated to comply with a series of requirements regarding asset transferability restrictions in third countries. This new consolidated ratio includes an adjustment whereby any excess liquidity above 100% of LCR outflows, which is subject to transferability restrictions (legal or operational) in third countries, is not taken into account. This applies even if the surplus liquidity can be used to cover additional outflows within the country itself, which is not subject to any restrictions.
The total high-quality liquid assets differ from the high-quality liquid assets (HQLAs) considered as the numerator within the consolidated LCR ratio, due to the aforementioned adjustment.
In addition, since 2024, we have been calculating a Group LCR ratio using an internal methodology that determines the minimum common coverage percentage simultaneously across all the Group's markets and considers all existing restrictions on liquidity transfers in third countries. This methodology reflects the Group's resilience to liquidity risk more accurately and the internal ratio presents a level that is consistent with what would be achieved by applying the criteria followed until mid-2024, which did not include restrictions on liquidity transfers between subsidiaries.
Regarding the net stable funding ratio (NSFR), its definition was approved by the Basel Committee in October 2014. The transposition of this requirement into European regulation took place in June 2019 with the publication in the Official Journal of the European Union of Regulation (EU) 2019/876 of the European Parliament and of the Council of 20 May 2019. The Regulation establishes that entities must have a net stable funding ratio, as defined in the Regulation, above 100% from June 2021.
As for the funding structure, given the inherently commercial nature of the Group's balance sheet, the loan portfolio is mainly financed by customer deposits. In note 22, 'Debt securities,' the composition of these liabilities is presented based on their nature and classification, the movements and maturity profile of the debt securities issued by the Group, reflecting the strategy of diversification by products, markets, issuers, and terms followed by the Group in its approach to wholesale markets.
iii. Asset encumbrance
Finally, the moderate use of assets by Grupo Santander as collateral in the sources of structural financing of the balance sheet should be highlighted.

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In accordance with the guidelines established by the European Banking Authority (EBA) in 2014 on committed and uncommitted assets, the concept of assets committed in financing transactions (asset encumbrance) includes both on-balance sheet assets provided as collateral in transactions to obtain liquidity and off-balance sheet assets that have been received and reused for similar purposes, as well as other assets associated with liabilities for reasons other than financing.
The residual maturities of the liabilities associated with the assets and guarantees received and committed are presented below, as of 31 of December of 2025 (EUR billion):

Residual maturities of the liabilities	Unmatured	<=1month	>1 month <=3 months	>3 months <=12 months	>1 year <=2 years	>2 years <=3 years	3 years <=5 years	5 years <=10 years	>10 years	Total
Committed assets	24.2	50.7	14.1	38.4	38.8	29.5	37.7	36.3	36.6	306.4
Guarantees received committed	2.2	85.2	28.2	61.8	4.0	0.8	1.9	1.1	—	185.2
The reported Group information as required by the EBA at 2025 year-end is as follows:

On-balance-sheet encumbered assets
EUR billion
	Carrying amount of encumbered assets	Fair value of encumbered assets	Carrying amount of unencumbered assets	Fair value of unencumbered assets
Loans and advances	152.5		1,149.4
Equity instruments	11.4	11.4	18.7	—
Debt securities	117.9	118.5	182.2	180.7
Other assets	23.1		212.4
Total assets	304.9		1,562.7

Encumbrance of collateral received
EUR billion
	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance
Collateral received	185.2	70.3
Loans and advances	0.5	—
Equity instruments	12.2	7.1
Debt securities	172.5	63.1
Other collateral received	—	0.1
Own debt securities issued other than own covered bonds or ABSs	1.4	1.1

Encumbered assets and collateral received and matching liabilities
EUR billion
	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Total sources of encumbrance (carrying amount)	472.0	491.5
On-balance-sheet encumbered assets amounted to EUR 304,923 million, of which close to 50% are loans (mortgage loans, corporate loans, etc.). Guarantees received committed amounted to EUR 185,160 million, relating mostly to debt securities received as security in asset purchase transactions and re-used.
Taken together, these two categories represent a total of EUR 491,519 million of encumbered assets, which give rise to EUR 472,045 million matching liabilities.
As of December 2025, total asset encumbrance in funding operations represented 23.1% of the Group’s extended balance sheet under EBA criteria (total assets plus guarantees received: EUR 2,122,932 million), similar to December 2024.

d) Capital risk
The second line of defence can independently challenge business and first-line activities by:
•Supervising capital planning and adequacy exercises through a review of the main components affecting the capital ratios.
•Identifying key metrics to calculate the Group’s regulatory capital, setting tolerance levels and analysing significant variations, as well as single transactions with impact on capital.

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•Reviewing and challenging the execution of capital actions proposed in line with capital planning and risk appetite.
Grupo Santander commands a sound solvency position, above the levels required by regulators and by the European Central bank.
Regulatory capital
At 31 December 2025, at a consolidated level, the Group must maintain a minimum capital ratio of 9.84% of CET1 ( 4.50% being the requirement for Pillar I, 0.98% being the requirement for Pillar 2R (requirement), 2.50% being the requirement for capital conservation buffer, 1.25% being the requirement for global systemically entity (D-SIB), 0.55% being the requirement for anti-cyclical capital buffer) and a systemic risk requirement of 0.05%
Grupo Santander must also maintain a minimum capital ratio of 11.66% of tier 1 and a minimum total ratio of 14.10%.
In 2025, the solvency target set was achieved. Santander’s CET1 ratio stood at 13.46%1 at the close of the year, demonstrating its organic capacity to generate capital. The key regulatory capital figures are indicated below:

Reconciliation of accounting capital with regulatory capital
EUR million
	2025	2024	2023
Subscribed capital	7,345	7,576	8,092
Share premium account	36,792	40,079	44,373
Reserves	84,700	76,568	69,278
Treasury shares	(96)	(68)	(1,078)
Attributable profit	14,101	12,574	11,076
Approved dividendC	(1,698)	(1,532)	(1,298)
Shareholders’ equity on public balance sheet	141,144	135,197	130,443
Valuation adjustments	(37,973)	(36,596)	(35,020)
Non-controlling interests	9,578	8,726	8,818
Total Equity on public balance sheet	112,748	107,327	104,241
Goodwill and intangible assets	(15,037)	(16,098)	(17,313)
Eligible preference shares and participating securities	9,645	10,371	9,002
Accrued dividendC	(1,827)	(1,611)	(1,471)
Other adjustmentsA	(11,146)	(9,817)	(8,717)
Tier 1B	94,383	90,172	85,742
A.Fundamentally for non-computable non-controlling interests and deductions and reasonable filters in compliance with CRR.
B.Figures calculated by applying the transitional provisions of CRR 3.
C.Assumes 25% of underlying profit, see note 4.a for proposed distribution of results.

Note: Certain figures presented in this capital note have been rounded for ease of presentation. Consequently, the amounts corresponding to the rows or columns of totals in the tables presented in this note may not coincide with the arithmetic sum of the concepts or items that make up the total.

1 Data calculated applying the transitional provisions of CRR 3.
The following table shows the capital coefficients and a detail of the eligible internal resources of the Group:

Capital coefficients
EUR million
	2025	2024	2023
Level 1 ordinary eligible capital (EUR million)	84,739	79,800	76,741
Level 1 additional eligible capital (EUR million)	9,645	10,371	9,002
Level 2 eligible capital (EUR million)	17,460	18,418	16,497
Risk-weighted assets (EUR million)	629,430	624,503	623,731
Level 1 ordinary capital coefficient (CET 1)	13.46%	12.78%	12.30%
Level 1 additional capital coefficient (AT1)	1.53%	1.66%	1.45%
Level 1 capital coefficient (TIER1)	15.00%	14.44%	13.75%
Level 2 capital coefficient (TIER 2)	2.77%	2.95%	2.64%
Total capital coefficient	17.77%	17.39%	16.39%

Eligible capital
EUR million
	2025	2024	2023
Eligible capital
Common Equity Tier I	84,739	79,800	76,741
Capital	7,345	7,576	8,092
(-) Treasure shares and own shares financed	(1,892)	(1,694)	(2,847)
Share Premium	36,792	40,079	44,373
Reserves	84,663	76,608	68,721
Other retained earnings	(39,918)	(38,617)	(35,038)
Minority interests	9,037	8,479	6,899
Profit net of dividends	10,576	9,431	8,307
Deductions	(21,863)	(22,061)	(21,766)
Goodwill and intangible assets	(15,037)	(15,957)	(17,220)
Others	(6,826)	(6,104)	(4,546)
Additional Tier I	9,645	10,371	9,002
Eligible instruments AT1	8,937	9,725	8,461
AT1-excesses-subsidiaries	708	645	541
Tier II	17,460	18,418	16,497
Eligible instruments T2	17,754	18,869	17,101
Excess IRB provision on PE	—	—	76
T2-excesses - subsidiaries	(294)	(450)	(680)
Total eligible capital	111,845	108,589	102,240
Note: Banco Santander, S.A. and its affiliates had not taken part in any State aid programmes.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Leverage ratio
Basel III established the leverage ratio as a non-risk sensitive measure aimed at limiting excessive balance sheet growth relative to available capital.
The Group performs the calculation in accordance with Regulation (EU) 2019/876 of 20 May 2019 amending Regulation (EU) No 575/2013 as regards the leverage ratio.
This ratio is calculated as tier 1 capital divided by leverage exposure. Exposure is calculated as the sum of the following items:
•Accounting assets, excluding derivatives and items treated as deductions from tier 1 capital (for example, the balance of loans is included, but not that of goodwill) further excluding the exposures referred to in Article 429.a (1) of the regulation.
•Off-balance-sheet items (mainly guarantees, unused credit limits granted and documentary credits) weighted using credit conversion factors.
•Inclusion of net value of derivatives (gains and losses are netted with the same counterparty, minus collaterals if they comply with certain criteria) plus a charge for the future potential exposure.
•A charge for the potential risk of security funding transactions.
•Lastly, it includes a charge for the risk of credit derivative swaps (CDS).
With the publication of Regulation (EU) 2019/876 of 20 May, 2019, amending Regulation (EU) n.º 575/2013 as regards the leverage ratio, the final calibration of the ratio is set at 3% for all entities and, for systemic entities G-SIB, is established an additional surcharge which would be 50% of the cushion ratio applicable to the EISM, applicable from January 2023. In addition, modifications are included in its calculation, including the exclusion of certain exposures from the total exposure measure: public loans when exceptional circumstances arise, public loans, transfer loans and officially guaranteed export credits, transfer loans and officially guaranteed export credits.

EUR million
	2025	2024	2023
Leverage
Level 1 Capital	94,385	90,170	85,742
Exposure	1,924,349	1,885,572	1,826,922
Leverage Ratio	4.90%	4.78%	4.69%
Global systemically important banks
Grupo Santander is one of 29 banks designated as global systemically important banks (G-SIBs).
The designation as a globally systemic entity comes from a measurement established by the regulators (FSB and BCBS) that they have implemented based on five indicators (size, interjurisdictional activity, interconnection with other financial entities, substitutability and complexity). The list uses data as of the end of 2024 and is based on a methodology agreed in July 2018 and implemented for the first time in the assessment of G-SIBs as of the end of 2021, incorporating, among other things, an additional score considering the Member States of the SRM as a single jurisdiction.
This definition means it has to fulfil certain additional requirements, which consist mainly of a capital buffer (1%), in TLAC requirements (total loss absorbing capacity), that Grupo Santander has to publish relevant information more frequently than other banks, greater regulatory requirements for internal control bodies, special supervision and drawing up of special reports to be submitted to supervisors.
Additionally, Grupo Santander appears both on the list of global systemic entities and on the list of domestic systemic entities. Bank of Spain, based on rule 23 of Circular 2/2016, requires the application of the highest of the two corresponding buffers, in the case of Grupo Santander being the domestic one, 1.25%, a surcharge payable by 2025.
The fact that Grupo Santander has to comply with these requirements makes it a more solid bank than its domestic rivals.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
55. Additional disclosures
This note includes relevant information about additional disclosure requirements.
55.1 Parent company financial statements
Following are the summarized balance sheets of Banco Santander, S.A. as of 31 December 2025, 2024 and 2023. In the financial information of the Parent company, investments in subsidiaries, jointly controlled entities and associates are recorded at cost. As of 31 December 2025 we have reclassified assets associated with the businesses held for sale in Poland from 'Investment in affiliated companies' to 'Non-current assets held for sale' under the 'Other assets' item. See note 3 above.

EUR million
CONDENSED BALANCE SHEETS (Parent company only)	31 December 2025	31 December 2024	31 December 2023
Assets
Cash and due from banks	144,292	157,665	172,524
Of which:
To bank subsidiaries	11,517	5,952	6,834
Trading account assets	154,939	135,758	102,296
Investment securities	91,217	77,230	63,325
Of which:
To bank subsidiaries	13,607	16,191	16,137
To non-bank subsidiaries	1,697	1,005	1,229
Net loans and leases	323,253	301,937	298,068
Of which:
To non-bank subsidiaries	23,340	21,127	22,435
Investment in affiliated companies	98,317	100,045	99,326
Of which:
To bank subsidiaries	71,796	74,624	74,016
To non-bank subsidiaries	26,521	25,421	25,310
Premises and equipment, net	5,825	6,219	6,368
Other assets	18,941	15,986	15,435
Total assets	836,784	794,840	757,342

Liabilities
Deposits	415,898	393,787	398,374
Of which:
To bank subsidiaries	8,773	6,645	7,832
To non-bank subsidiaries	26,412	19,176	14,610
Short-term debt	129,462	88,263	70,771
Long-term debt	114,756	137,549	129,258
Total debt	244,218	225,812	200,029
Of which:
To bank subsidiaries	3,994	100	—
To non-bank subsidiaries	1,363	2,428	1,816
Other liabilities	94,325	96,909	84,065
Total liabilities	754,441	716,508	682,468

Stockholders' equity
Capital stock	7,345	7,576	8,092
Retained earnings and other reserves	74,998	70,756	66,782
Total stockholders' equity	82,343	78,332	74,874

Total liabilities and Stockholders’ Equity	836,784	794,840	757,342

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Following are the condensed statements of income of Banco Santander, S.A. for the years ended 31 December 2025, 2024 and 2023. Results associated with the businesses held for sale in Poland have been reclassified to 'Income/(charges) after tax from discontinued operations' for all periods presented. See note 3 above.

EUR million
	Year ended
CONDENSED STATEMENTS OF INCOME (Parent company only)	31 December 2025	31 December 2024	31 December 2023
Interest income	31,363	34,752	31,854
Interest from earning assets	25,293	27,639	23,049
Dividends from affiliated companies	6,070	7,113	8,805
Of which:
From bank subsidiaries	5,029	6,248	7,790
From non-bank subsidiaries	1,041	865	1,015
Interest expense	(18,170)	(20,112)	(16,204)
Interest income / (charges)	13,193	14,640	15,650
Provision for credit losses	(1,162)	(1,334)	(1,372)
Interest income / (charges) after provision for credit losses	12,031	13,306	14,278
Non-interest income	6,981	5,502	4,777
Non-interest expense	(7,848)	(8,552)	(9,662)
Income before income taxes	11,164	10,256	9,393
Tax expense or income from continuing operations	(1,073)	(1,091)	(533)
Income/ (charges) for the period from continuing operations	10,092	9,167	8,860
Income/ (charges) after tax from discontinued operations	1,021	935	378
Net income	11,113	10,101	9,239

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Following are the condensed statements of comprehensive income of Banco Santander, S.A. for the years ended 31 December 2025, 2024 and 2023:

EUR million
	Year ended
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (Parent company only)	31 December 2025	31 December 2024	31 December 2023
NET INCOME	11,113	10,101	9,239
OTHER COMPREHENSIVE INCOME	(79)	730	(57)
Items that may be reclassified subsequently to profit or loss	(101)	305	276
Hedges of net investments in foreign operations (effective portion)	283	—	—
Revaluation gains (losses)	283	—	—
Amounts transferred to income statement	—	—	—
Other reclassifications	—	—	—
Debt instruments at fair value with changes in other comprehensive income	(27)	28	104
Revaluation gains (losses)	36	(55)	65
Amounts transferred to income statement	(63)	84	39
Other reclassifications	—	—	—
Cash flow hedges:	(100)	409	284
Revaluation gains/(losses)	(79)	140	(70)
Amounts transferred to income statement	(21)	269	354
Amounts transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	—	—	—
Hedges of net investments in foreign operations	—	—	—
Exchange differences	(299)	—	—
Revaluation gains (losses)	(299)	—	—
Amounts transferred to income statement	—	—	—
Other reclassifications	—	—	—
Non-current assets held for sale	—	—	—
Income tax	42	(132)	(112)
Items that will not be reclassified to profit or loss	21	425	(333)
Actuarial gains/(losses) on pension plans	30	(16)	(14)
Other recognised income and expense of investments in subsidiaries, joint ventures and associates	—	—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	100	262	(250)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net	—	—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)	(76)	20	(31)
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)	76	(20)	31
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk	(136)	247	(107)
Income tax relating to items that will not be reclassified	27	(68)	38
TOTAL COMPREHENSIVE INCOME	11,034	10,831	9,182

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Following are the condensed cash flow statements of Banco Santander, S.A. for the years ended 31 December 2025, 2024 and 2023.

EUR million
	Year ended
CONDENSED CASH FLOW STATEMENTS (Parent company only)	31 December 2025	31 December 2024	31 December 2023
1. Cash flows from operating activities
Consolidated profit	11,113	10,101	9,239
Adjustments to profit	(1,119)	(4,439)	(3,746)
Net increase/decrease in operating assets	(60,570)	(63,686)	(6,765)
Net increase/decrease in operating liabilities	41,113	27,480	(6,880)
Reimbursements/payments of income tax	(862)	(591)	(360)
Total net cash flows from operating activities (1)	(10,325)	(31,135)	(8,512)

2. Cash flows from investing activities
Investments (-)	(4,231)	(2,915)	(5,458)
Divestments (+)	9,210	9,544	10,880
Total net cash flows from investment activities (2)	4,979	6,629	5,422

3. Cash flows from financing activities
Issuance of own equity instruments	—	—	—
Disposal of own equity instruments	578	485	649
Acquisition of own equity instruments	(3,865)	(3,740)	(2,974)
Issuance of debt securities	1,852	5,625	5,636
Redemption of debt securities	(8,310)	(3,615)	(1,813)
Dividends paid	(3,341)	(3,017)	(2,261)
Issuance/Redemption of equity instruments	—	(751)	—
Other collections/payments related to financing activities	(141)	(300)	(166)
Total net cash flows from financing activities (3)	(13,227)	(5,313)	(929)

4. Effect of exchange rate changes on cash and cash equivalents (4)	(4,099)	2,256	(1,044)

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	(22,671)	(27,563)	(5,063)
Cash and cash equivalents at beginning of period	97,457	125,020	130,083
Cash and cash equivalents at end of period	74,786	97,457	125,020
55.2 Preference shares and preferred securities
The following table shows the balance of the preference shares and preferred securities as of 31 December 2025, 2024 and 2023:

EUR million
	2025	2024	2023
Preference shares	201	211	202
Preferred securities	10,103	9,821	9,081
Total	10,304	10,032	9,283
Both preference shares and preferred securities are recorded under the 'Financial liabilities at amortized cost - Subordinated Liabilities' caption in the consolidated balance sheet as of 31 December 2025, 2024 and 2023.
Preference shares include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative.
Preference shares include non-cumulative preferred non-voting shares issued by Santander UK plc.
Preferred securities include non-cumulative preferred non-voting securities issued by Banco Santander, S.A.
For the purposes of payment priority, preferred securities are junior to all general creditors and to subordinated deposits. The payment of dividends on these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Preference shares and preferred securities are perpetual securities and there is no obligation that requires the Group to redeem them. All securities have been fully subscribed for by third parties outside the Group.
Santander Finance Preferred, S.A. (Unipersonal)- issuer of registered securities guaranteed by Banco Santander, S.A. until November 2017, merged in that month with Banco Santander, S.A.
For further information, see note 23.c. 'Subordinated liabilities-other disclosures'.

	Outstanding at 31 December 2025
Preference Shares Issuer/Date of issue	Currency	Amount in currency (million)	Interest rate	Redemption Option (A)

Santander UK plc, October 1995	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, February 1996	Pounds Sterling	80.3	10.375%	No option

	Outstanding at 31 December 2025
Preferred Securities Issuer/Date of issue	Currency	Amount in currency (million)	Interest rate		Maturity date

Banco Santander, S.A., January 2020	Euro	1,032.4	4.375%	(B)	Perpetuity
Banco Santander, S.A., May 2021	US Dollar	999.9	4.750%	(C)	Perpetuity
Banco Santander, S.A., May 2021	Euro	749.2	4.125%	(D)	Perpetuity
Banco Santander, S.A., September 2021	Euro	994.0	3.625%	(E)	Perpetuity
Banco Santander, S.A., November 2023	US Dollar	1,149.0	9.625%	(F)	Perpetuity
Banco Santander, S.A., November 2023	US Dollar	1,349.7	9.625%	(G)	Perpetuity
Banco Santander, S.A., May 2024	Euro	1,500.0	7.00%	(H)	Perpetuity
Banco Santander, S.A., August 2024	US Dollar	1,494.5	8.00%	(I)	Perpetuity
Banco Santander, S.A., July 2025	Euro	1,500.0	6.00%	(J)	Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), September 2004	Euro	143.8	€CMS 10 + 0.05% subject to a maximum distribution of 8% per annum		Perpetuity

A.From these dates the issuer can redeem the shares, subject to prior authorization by the national supervisor.
B. Payment is subject to certain conditions and to the discretion of Banco Santander. The 4.375% interest rate is set for the first six years. After that, it will be reviewed every 5 years by applying a margin of 453.4 basis point on the 5-year mid-swap rate.
C.Payment is subject to certain conditions and to the discretion of Banco Santander. The 4.750% interest rate is set for the first six years, revised every 5 years thereafter by applying a margin of 375.3 basis points over the 5-year UST rate.
D.Payment is subject to certain conditions and to the discretion of Banco Santander. The 4.125% interest rate is set for the first seven years, revised every 5 years thereafter by applying a margin of 431.1 basis points over the applicable 5-year Euro mid-swap.
E. Payment is subject to certain conditions and to the discretion of Banco Santander. The 3.625% interest rate is set for the first eight years, revised every 5 years thereafter by applying a margin of 376 basis points over the 5-year mid-swap rate.
F. Payment is subject to certain conditions and to the discretion of Banco Santander. The 9.625% interest rate is set for the first five years and six months, revised every 5 years thereafter by applying a margin of 530.6 basis points on the 5-year UST rate.
G. Payment is subject to certain conditions and to the discretion of Banco Santander. The 9.625% interest rate is set for the first ten years, revised every 5 years thereafter by applying a margin of 529.8 basis points on the 5-year UST rate.
H. Payment is subject to certain conditions and to the discretion of Banco Santander. The 7.00% interest rate is set for the first six years, revised every 5 years thereafter by applying a margin of 443.2 basis points on the 5-year mid-swap rate.
I. Payment is subject to certain conditions and to the discretion of Banco Santander. The 8.00% interest rate is set for the first ten years, revised every 5 years thereafter by applying a margin of 391.1 basis points on the 5-year mid-swap rate
J. Payment is subject to certain conditions and to the discretion of Banco Santander. The 6.00% interest rate is set for the first six years, revised every 5 years thereafter by applying a margin of 381.9 basis points on the 5-year mid-swap rate.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

bemediterranean 2
bemediterranean buffet
mediterranean 2
bienvenido
bemediterranean buffet

Appendix

Appendix

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Appendix I

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
2 & 3 Triton Limited (d)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate
A & L CF (Guernsey) Limited (d) (g)	Guernsey	0.00%	100.00%	100.00%	100.00%	Leasing
Abbey Covered Bonds (Holdings) Limited	United Kingdom	—	(a)	—	—	Securitization
Abbey Covered Bonds (LM) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Abbey Covered Bonds LLP	United Kingdom	—	(a)	—	—	Securitization
Abbey National Business Office Equipment Leasing Limited (d)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Abbey National Nominees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Abbey National PLP (UK) Limited (d)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Abbey National Property Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Abbey Stockbrokers (Nominees) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Abbey Stockbrokers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Abent 3T, S.A.P.I de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Electricity production
Ablasa Participaciones, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Aduro S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	Payments and collection services
Aevis Europa, S.L.	Spain	96.34%	0.00%	96.34%	96.34%	Cards
AFB SAM Holdings, S.L.	Spain	1.00%	99.00%	100.00%	100.00%	Holding company
Afisa S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Fund management company
Agro Flex Fundo de Investimento em Direitos Creditórios	Brazil	0.00%	89.86%	100.00%	100.00%	Investment fund
Allane Leasing GmbH	Austria	0.00%	46.95%	100.00%	100.00%	Renting
Allane Location Longue Durée S.a.r.l.	France	0.00%	46.95%	100.00%	100.00%	Renting
Allane Mobility Consulting AG	Switzerland	0.00%	46.95%	100.00%	100.00%	Consulting services
Allane Mobility Consulting B.V.	Netherlands	0.00%	46.95%	100.00%	100.00%	Consulting services
Allane Mobility Consulting GmbH	Germany	0.00%	46.95%	100.00%	100.00%	Consulting services
Allane Mobility Consulting Österreich GmbH	Austria	0.00%	46.95%	100.00%	100.00%	Consulting services
Allane Mobility Consulting S.a.r.l	France	0.00%	46.95%	100.00%	100.00%	Consulting services
Allane Schweiz AG	Switzerland	0.00%	46.95%	100.00%	100.00%	Renting
Allane SE	Germany	0.00%	46.95%	92.07%	92.07%	Renting
Allane Services GmbH & co. KG	Germany	0.00%	46.95%	100.00%	100.00%	Services
Allane Services Verwaltungs GmbH	Germany	0.00%	46.95%	100.00%	100.00%	Management of portfolios
Alliance & Leicester Investments (No.2) Limited (d)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Alliance & Leicester Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Alliance & Leicester Personal Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Altamira Santander Real Estate, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Real estate

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Alternative Leasing, FIL (Compartimento B)	Spain	100.00%	0.00%	100.00%	100.00%	Investment fund
Amazonia Trade Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	Inactive
América Gestão Serviços em Energía S.A.	Brazil	0.00%	62.90%	70.00%	70.00%	Electricity production
Amherst Pierpont Commercial Mortgage Securities LLC	United States	0.00%	100.00%	100.00%	100.00%	Securitization
Amherst Pierpont International Ltd.	Hong-Kong	0.00%	100.00%	100.00%	100.00%	Inactive
AMS Auto Markt Am Schieferstein GmbH	Germany	0.00%	90.01%	100.00%	100.00%	Vehicle sales
AN (123) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Andromeda Principal Investments, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	—	Holding company
ANITCO Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
AP Acquisition Trust I	United States	0.00%	100.00%	100.00%	100.00%	Trust company
AP Acquisition Trust II	United States	0.00%	100.00%	100.00%	100.00%	Inactive
AP Asset Acquisition LLC	United States	0.00%	100.00%	100.00%	100.00%	Financial services
APSG GP LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Aquanima Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	E-commerce
Aquanima Chile S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Services
Aquanima México S. de R.L. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	E-commerce
Aquanima S.A.	Argentine	0.00%	100.00%	100.00%	100.00%	Services
Ararinha Renda Fixa Crédito Privado - Fundo de Investimento Financeiro	Brazil	0.00%	89.86%	100.00%	100.00%	Investment fund
Artarien S.A.	Uruguay	100.00%	0.00%	100.00%	100.00%	Insurance mediation
Atempo Growth I - Sub-Fund 4	Luxembourg	100.00%	0.00%	100.00%	100.00%	Investment fund
Atempo Growth II - Sub Fund 3	Luxembourg	100.00%	0.00%	100.00%	—	Investment fund
Atlantes Mortgage No. 3	Portugal	—	(a)	—	—	Securitization
Atual - Fundo de Invest Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.86%	100.00%	100.00%	Investment fund
Auto ABS DFP Master Compartment France 2013	France	—	(a)	—	—	Securitization
Auto ABS French Leases 2023	France	—	(a)	—	—	Securitization
Auto ABS French Leases 2025	France	—	(a)	—	—	Securitization
Auto ABS French Leases Master Compartment 2016	France	—	(a)	—	—	Securitization
Auto ABS French Loans 2024	France	—	(a)	—	—	Securitization
Auto ABS French Loans Master	France	—	(a)	—	—	Securitization
Auto ABS Italian Balloon 2019-1 S.r.l.	Italy	—	(a)	—	—	Securitization
Auto ABS Italian Rainbow Loans S.r.l. (d)	Italy	—	(a)	—	—	Securitization
Auto ABS Italian Stella Loans 2023-1 S.r.l.	Italy	—	(a)	—	—	Securitization
Auto ABS Italian Stella Loans S.r.l. (series 2024-1)	Italy	—	(a)	—	—	Securitization
Auto ABS Italian Stella Loans S.r.l. (series 2024-2)	Italy	—	(a)	—	—	Securitization
Auto ABS Italian Stella Loans S.r.l. (series 2025-1)	Italy	—	(a)	—	—	Securitization
Auto ABS Italian Stella Loans S.r.l. (series 2025-2)	Italy	—	(a)	—	—	Securitization
Auto ABS Spanish Loans 2022-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Auto ABS Spanish Loans 2024-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Autodescuento, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Vehicles purchased by internet
Autohaus24 GmbH	Germany	0.00%	46.95%	100.00%	100.00%	Internet
Auto-Interleasing AG	Switzerland	0.00%	100.00%	100.00%	100.00%	Renting
Auttar HUT Processamento de Dados Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	IT services
Aviación Antares, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Aviación Británica, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Aviación Comillas, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Renting
Aviación Laredo, S.L.	Spain	99.00%	1.00%	100.00%	100.00%	Air transport
Aviación Oyambre, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Renting
Aviación Santillana, S.L.	Spain	99.00%	1.00%	100.00%	100.00%	Renting
Aviación Suances, S.L.	Spain	99.00%	1.00%	100.00%	100.00%	Air transport
Banco Bandepe S.A.	Brazil	0.00%	89.86%	100.00%	100.00%	Banking
Banco de Albacete, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Banking
Banco Hyundai Capital Brasil S.A.	Brazil	0.00%	44.93%	50.00%	50.00%	Banking
Banco Santander - Chile	Chile	0.00%	67.13%	67.18%	67.18%	Banking
Banco Santander (Brasil) S.A.	Brazil	0.04%	89.82%	90.45%	90.60%	Banking
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 100740	Mexico	0.00%	99.98%	100.00%	100.00%	Finance company
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 2002114	Mexico	0.00%	99.98%	100.00%	100.00%	Finance company
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso GFSSLPT	Mexico	0.00%	99.98%	100.00%	100.00%	Finance company
Banco Santander Argentina S.A.	Argentine	0.00%	99.82%	99.77%	99.77%	Banking
Banco Santander Colombia S.A.	Colombia	92.95%	7.05%	100.00%	100.00%	Banking
Banco Santander International	United States	0.00%	100.00%	100.00%	100.00%	Banking
Banco Santander International SA	Switzerland	34.70%	65.30%	100.00%	100.00%	Banking
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	Mexico	24.93%	75.05%	99.98%	99.98%	Banking
Banco Santander Perú S.A.	Peru	99.90%	0.10%	100.00%	100.00%	Banking
Banco Santander S.A.	Uruguay	97.75%	2.25%	100.00%	100.00%	Banking
Banco Santander Totta, S.A.	Portugal	99.42%	0.45%	99.87%	99.96%	Banking
Banque Stellantis France	France	0.00%	50.00%	50.00%	50.00%	Banking
Bansa Santander S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Real estate
Beyond Wealth, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	Consulting services
Bilkreditt 7 Designated Activity Company (d)	Ireland	—	(a)	—	—	Securitization
Blecno Investments, S.L. Unipersonal (b)	Spain	—	—	—	100.00%	Real estate
Blue Ocean SBT, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
BRS Investments S.A.	Argentine	5.10%	94.90%	100.00%	100.00%	Finance company
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Capital Street Delaware LP	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Capital Street Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Capital Street REIT Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Capital Street S.A.	Luxembourg	0.00%	100.00%	100.00%	100.00%	Finance company
Carmine D - Services, Unipessoal Lda.	Portugal	0.00%	100.00%	100.00%	100.00%	Software
Cartasur Cards S.A.	Argentine	0.00%	99.82%	100.00%	100.00%	Finance company
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	Mexico	0.00%	99.97%	99.97%	99.97%	Securities company
Cater Allen Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Cater Allen International Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Cater Allen Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Banking
Cater Allen Syndicate Management Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
CCAP Auto Lease Ltd.	United States	0.00%	100.00%	100.00%	100.00%	Leasing
Centro de Capacitación Santander, A.C.	Mexico	0.00%	99.98%	100.00%	100.00%	Non-profit institute
Certidesa, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Aircraft rental
Charlotte 2023 Funding Plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Charlotte 2023 Holdings Limited	United Kingdom	—	(a)	—	—	Securitization
Cianite New Energy, S.r.l.	Italy	0.00%	49.00%	70.00%	70.00%	Renewable energies
CIMA Commodities 2025-4	Ireland	—	(a)	—	—	Securitization
CIMA Finance DAC Series 2022-1	Ireland	—	(a)	—	—	Securitization
CIMA Finance DAC Series 2023-1	Ireland	—	(a)	—	—	Securitization
CIMA Luxembourg S.à r.l. 2025-1	Luxembourg	—	(a)	—	—	Securitization
CLM Fleet Management Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Vehicle rental
Cobranza Amigable, S.A.P.I. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Collection services
Community Development and Affordable Housing Fund LLC	United States	0.00%	96.00%	96.00%	96.00%	Asset management
Compagnie Generale de Credit Aux Particuliers - Credipar S.A.	France	0.00%	50.00%	100.00%	100.00%	Banking
Compagnie Pour la Location de Vehicules - CLV	France	0.00%	50.00%	100.00%	100.00%	Banking
Comparanet, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Insurance mediation
Consumer Totta 1	Portugal	—	(a)	—	—	Securitization
Consumer Totta 2	Portugal	—	(a)	—	—	Securitization
Consumer Totta 3 2025	Portugal	—	(a)	—	—	Securitization
Contrato de Fideicomiso Irrevocable de Administración INV/6206	Mexico	—	(a)	—	—	Trust company
Contrato de Fideicomiso Irrevocable de Administración Nro. 6168	Mexico	—	(a)	—	—	Trust company
Contrato de Fideicomiso Irrevocable Nro. F/6236	Mexico	—	(a)	—	—	Trust company
Credileads S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	Advertising
D365 Fundo de Investimento em Direitos Creditórios	Brazil	0.00%	89.86%	100.00%	100.00%	Investment fund
Darep Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	Reinsurances
Decarome, S.A.P.I. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Finance company
Decarope S.A.C.	Peru	0.00%	100.00%	100.00%	100.00%	Investment company

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Deva Capital Advisory Company, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Advisory services
Deva Capital Holding Company, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Deva Capital Investment Company, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Deva Capital Management Company, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Advisory services
Deva Capital Servicer Company, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Diamante New Energy S.r.l.	Italy	0.00%	80.00%	80.00%	—	Renewable energies
Diglo Servicer Company 2021, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Real estate management
Diners Club Spain, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Cards
Dirección Estratega, S.C.	Mexico	0.00%	100.00%	100.00%	100.00%	Services
Drive Auto Receivables Trust 2024-1	United States	—	(a)	—	—	Securitization
Drive Auto Receivables Trust 2024-2	United States	—	(a)	—	—	Securitization
Drive Auto Receivables Trust 2025-1	United States	—	(a)	—	—	Securitization
Drive Auto Receivables Trust 2025-2	United States	—	(a)	—	—	Securitization
Drive S.r.l.	Italy	0.00%	100.00%	100.00%	75.00%	Renting
Ductor Real Estate, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Ebury Agent UK Limited	United Kingdom	0.00%	66.43%	100.00%	—	Financial services
Ebury Banco de Cambio S.A.	Brazil	0.00%	66.43%	100.00%	100.00%	Payment services
Ebury Banco Holding Participações Ltda.	Brazil	0.00%	66.43%	100.00%	100.00%	Holding company
Ebury Brasil Consultoria S.A.	Brazil	0.00%	66.43%	100.00%	100.00%	Consulting services
Ebury Brasil Holding Ltda.	Brazil	0.00%	66.43%	100.00%	100.00%	Holding company
Ebury Brasil Participações S.A.	Brazil	0.00%	66.43%	100.00%	100.00%	Holding company
Ebury Facilitadora De Pagamentos Ltda.	Brazil	0.00%	66.43%	100.00%	100.00%	Software
Ebury Global Services, S.L.	Spain	0.00%	66.43%	100.00%	—	Advisory services
Ebury Mass Payments Holdco Limited	United Kingdom	0.00%	66.43%	100.00%	100.00%	Holding company
Ebury Mass Payments Limited	United Kingdom	0.00%	66.43%	100.00%	100.00%	Payment services
Ebury Partners (DIFC) Limited	Arab United Emirates	0.00%	66.43%	100.00%	100.00%	Finance company
Ebury Partners Australia Pty Ltd.	Australia	0.00%	66.43%	100.00%	100.00%	Finance company
Ebury Partners Belgium NV /SA	Belgium	0.00%	66.43%	100.00%	100.00%	Payment services
Ebury Partners Canada Limited	Canada	0.00%	66.43%	100.00%	100.00%	Finance company
Ebury Partners Chile SpA	Chile	0.00%	66.43%	100.00%	100.00%	Finance company
Ebury Partners China Limited	China	0.00%	66.43%	100.00%	100.00%	Marketing
Ebury Partners Finance Limited	United Kingdom	0.00%	66.43%	100.00%	100.00%	Finance company
Ebury Partners Hong Kong Limited	Hong-Kong	0.00%	66.43%	100.00%	100.00%	Finance company
Ebury Partners Limited	United Kingdom	0.00%	66.43%	66.43%	66.43%	Holding company

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Ebury Partners Lithuania UAB	Lithuania	0.00%	66.43%	100.00%	—	Payment services
Ebury Partners Markets Cyprus Limited	Cyprus	0.00%	66.43%	100.00%	100.00%	Finance company
Ebury Partners Markets Limited	United Kingdom	0.00%	66.43%	100.00%	100.00%	Finance company
Ebury Partners México, S.A. de C.V.	Mexico	0.00%	66.43%	100.00%	100.00%	Payment services
Ebury Partners Payment Solutions Uganda Limited	Uganda	0.00%	66.43%	100.00%	—	Finance company
Ebury Partners Payments - L.L.C.	Arab United Emirates	0.00%	66.43%	100.00%	—	Payment services
Ebury Partners Payments Solutions Limited	Kenya	0.00%	66.43%	100.00%	—	Payment services
Ebury Partners South Africa (Pty) Ltd	Republic of South Africa	0.00%	66.43%	100.00%	100.00%	Finance company
Ebury Partners Switzerland AG	Switzerland	0.00%	66.43%	100.00%	100.00%	Finance company
Ebury Partners Tanzania Limited	Tanzania	0.00%	66.43%	100.00%	—	Payment services
Ebury Partners UK Limited	United Kingdom	0.00%	66.43%	100.00%	100.00%	Electronic money
Ebury Payments PTE Ltd.	Singapore	0.00%	66.43%	100.00%	100.00%	Payment services
Ebury Soluções de Pagamentos Ltda.	Brazil	0.00%	66.43%	100.00%	100.00%	Financial services
Ebury Technology Limited	United Kingdom	0.00%	66.43%	100.00%	100.00%	Software
Ebury Technology Spain, S.L.	Spain	0.00%	66.43%	100.00%	—	IT consulting
EDT FTPYME Pastor 3, Fondo de Titulización de Activos	Spain	—	(a)	—	—	Securitization
Elcano Renovables, S.L.	Spain	0.00%	70.00%	70.00%	70.00%	Holding company
Electrolyser, S.A. de C.V.	Mexico	0.00%	99.98%	100.00%	100.00%	Services
Elevate Tech Platforms, S.L. Unipersonal (b)	Spain	—	—	—	100.00%	Holding company
Emdia Serviços Especializados em Cobranças Ltda.	Brazil	0.00%	89.86%	100.00%	100.00%	Collection services
Empresa de Créditos Santander Consumo Perú S.A.	Peru	100.00%	0.00%	100.00%	100.00%	Finance company
Energias Renovables de Ormonde 30, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Renewable energies
Energias Renovables de Titania, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Renewable energies
Energias Renovables Gladiateur 45, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Renewable energies
Energias Renovables Prometeo, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Renewable energies
Esfera Fidelidade S.A.	Brazil	0.00%	89.86%	100.00%	100.00%	Services
Evidence Previdência S.A.	Brazil	0.00%	89.86%	100.00%	100.00%	Insurance
Eyemobile Tecnologia Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	IT services
F1rst Tecnologia e Inovação Ltda.	Brazil	0.00%	89.86%	100.00%	100.00%	IT services
Factum Identity Solutions, S.L.	Spain	0.00%	67.20%	84.00%	—	IT consulting
Factum Information Technologies, S.L.	Spain	0.00%	80.00%	80.00%	—	IT consulting
Factum IT Limited	United Kingdom	0.00%	80.00%	100.00%	—	IT consulting
Factum Navarra, S.L. Unipersonal	Spain	0.00%	80.00%	100.00%	—	IT consulting
FIDC Santander Auto Loans I Segmento Financeiro - Responsabilidade Limitada	Brazil	—	(a)	—	—	Securitization
Fideicomiso Empresarial Irrevocable de Administración y Garantía F/3443	Mexico	—	(a)	—	—	Trust company

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Financeira El Corte Inglés, Portugal, S.F.C., S.A.	Portugal	0.00%	51.00%	100.00%	100.00%	Finance company
Financiera El Corte Inglés, E.F.C., S.A.	Spain	0.00%	51.00%	51.00%	51.00%	Finance company
Finsantusa, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
First National Motor plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
First National Tricity Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
FIT Economia de Energia S.A.	Brazil	0.00%	58.41%	65.00%	65.00%	Electricity production
Flexliving Valdemarín, S.L.	Spain	0.00%	27.57%	27.57%	90.00%	Real estate
Fondo de Titulización PYMES Santander 15	Spain	—	(a)	—	—	Securitization
Fondo de Titulización Santander Financiación 1	Spain	—	(a)	—	—	Securitization
Fondo de Titulización, RMBS Santander 7	Spain	—	(a)	—	—	Securitization
Fondo de Titulización, Santander Consumo 8	Spain	—	(a)	—	—	Securitization
Fondo de Titulización, Santander Consumo 9	Spain	—	(a)	—	—	Securitization
Fondos Santander, S.A. Administradora de Fondos de Inversión (en liquidación) (d)	Uruguay	0.00%	100.00%	100.00%	100.00%	Fund management company
Fortensky Trading, Ltd.	Ireland	0.00%	100.00%	100.00%	100.00%	Finance company
Fosse (Master Issuer) Holdings Limited	United Kingdom	—	(a)	—	—	Securitization
Fosse Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Fosse Master Issuer PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Fosse Trustee (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Freedom Depository Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Freedom Depository, LLC	United States	0.00%	100.00%	100.00%	100.00%	Securitization
Fulvia SPV S.r.l.	Italy	—	(a)	—	—	Securitization
Fulvia SPV S.r.l. (2025-1)	Italy	—	(a)	—	—	Securitization
Fundo de Investimento em Direitos Creditórios Atacado - Não Padronizado	Brazil	0.00%	89.86%	100.00%	100.00%	Investment fund
Fundo de Investimento em Direitos Creditórios Conretorno - Responsabilidade Limitada	Brazil	0.00%	89.86%	100.00%	—	Investment fund
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI – Não padronizado	Brazil	0.00%	89.86%	100.00%	100.00%	Investment fund
Fundo de Investimento em Direitos Creditórios Tellus	Brazil	0.00%	89.86%	100.00%	100.00%	Investment fund
Gamma, Sociedade Financeira de Titularização de Créditos, S.A.	Portugal	0.00%	99.87%	100.00%	100.00%	Securitization
GC FTPYME Pastor 4, Fondo de Titulización de Activos	Spain	—	(a)	—	—	Securitization
Generación de Energía Villahermosa, S.A.P.I. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Electricity production
Gesban México Servicios Administrativos Globales, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Services
Gesban Santander Servicios Profesionales Contables Limitada	Chile	0.00%	100.00%	100.00%	100.00%	Accounting services
Gesban Servicios Administrativos Globales, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	Services

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Gesban UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Payments and collection services
Gestión de Inversiones JILT, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Services
Gestora de Procesos S.A. en liquidación (d)	Peru	100.00%	0.00%	100.00%	100.00%	Financial services
Getnet Adquirência e Serviços para Meios de Pagamento S.A. - Instituição de Pagamento	Brazil	0.00%	100.00%	100.00%	100.00%	Payment services
Getnet Argentina S.A.U.	Argentine	0.00%	100.00%	100.00%	100.00%	Payment methods
Getnet Europe, Entidad de Pago, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Payment services
Getnet Fundo de Investimento em Direitos Creditórios	Brazil	0.00%	89.86%	100.00%	100.00%	Investment fund
Getnet Merchant Solutions UK Ltd	United Kingdom	0.00%	100.00%	100.00%	100.00%	Financial services
Getnet México Servicios de Adquirencia, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Payments and collection services
Getnet Payments, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Getnet Sociedade de Credito Direto S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	Finance company
Getnet Technology and Operations Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	IT services
Getnet Uruguay S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	Payment methods
GNXT Serviços de Atendimento Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	Telemarketing
Golden Bar (Securitisation) S.r.l.	Italy	—	(a)	—	—	Securitization
Golden Bar Stand Alone 2021-1	Italy	—	(a)	—	—	Securitization
Golden Bar Stand Alone 2022-1	Italy	—	(a)	—	—	Securitization
Golden Bar Stand Alone 2023-2	Italy	—	(a)	—	—	Securitization
Golden Bar Stand Alone 2024-1	Italy	—	(a)	—	—	Securitization
Golden Bar Stand Alone 2025-1	Italy	—	(a)	—	—	Securitization
Golden Bar Stand Alone 2025-2	Italy	—	(a)	—	—	Securitization
Grafite New Energy, S.r.l.	Italy	0.00%	49.00%	70.00%	70.00%	Renewable energies
Gravity Cloud Technology, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	IT services
Grupo Empresarial Santander, S.L.	Spain	99.62%	0.38%	100.00%	100.00%	Holding company
Grupo Financiero Santander México, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	Holding company
Hipototta No. 13	Portugal	—	(a)	—	—	Securitization
Hipototta No. 14	Portugal	—	(a)	—	—	Securitization
Hipototta No. 4 plc (d)	Ireland	—	(a)	—	—	Securitization
Hipototta No. 5 plc (d)	Ireland	—	(a)	—	—	Securitization
Holbah Santander, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Holmes Funding Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Holmes Holdings Limited	United Kingdom	—	(a)	—	—	Securitization
Holmes Master Issuer plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Holmes Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Hyundai Capital Bank Europe GmbH	Germany	0.00%	51.00%	51.00%	51.00%	Banking

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Hyundai Fundo de Investimento em Direitos Creditórios	Brazil	0.00%	44.93%	100.00%	100.00%	Investment fund
Ibérica de Compras Corporativas, S.L.	Spain	97.17%	2.82%	100.00%	100.00%	E-commerce
Innohub, S.A.P.I. de C.V. (d)	Mexico	0.00%	62.01%	69.54%	69.54%	IT services
Insurance Funding Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Inversiones Capital Global, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Inversiones Marítimas del Mediterráneo, S.A., en liquidación (d)	Spain	0.00%	100.00%	100.00%	100.00%	Inactive
Investment Holdings 1857, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Isar Valley S.A.	Luxembourg	—	(a)	—	—	Securitization
Isla de los Buques, S.A.	Spain	99.98%	0.02%	100.00%	100.00%	Finance company
Klare Corredora de Seguros Limitada	Chile	0.00%	100.00%	100.00%	100.00%	Insurance mediation
Landcompany 2020, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Real estate management
Laparanza, S.A.	Spain	61.59%	0.00%	61.59%	61.59%	Agricultural holding
Lerma Investments 2018, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Liquetine, S.L. Unipersonal	Spain	0.00%	70.00%	100.00%	100.00%	Renewable energies
Lynx Financial Crime Tech, S.A.	Spain	0.00%	79.99%	79.99%	79.99%	IT services
MAC No. 1 Limited	United Kingdom	—	(a)	—	—	Inactive
Macroscope S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	—	Consulting services
Mascor SPV 2025, S.L.	Spain	0.00%	29.10%	29.10%	—	Real estate
Master Red Europa, S.L.	Spain	96.34%	0.00%	96.34%	96.34%	Cards
Mata Alta, S.L. Unipersonal	Spain	0.00%	61.59%	100.00%	100.00%	Agricultural holding
MCE Bank GmbH	Germany	0.00%	90.01%	90.01%	90.01%	Banking
MCE Verwaltung GmbH	Germany	0.00%	90.01%	100.00%	100.00%	Real estate rental
Mercadotecnia, Ideas y Tecnología, S.A. de C.V.	Mexico	0.00%	70.00%	70.00%	70.00%	Payment methods
Merciver, S.L.	Spain	99.90%	0.10%	100.00%	100.00%	Financial advisory
Midata Service GmbH	Germany	0.00%	90.01%	100.00%	100.00%	IT services
Moon GC&P Investments, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Mouro Capital I LP	United Kingdom	0.00%	100.00%	100.00%	100.00%	Investment fund
Multiplica SpA	Chile	0.00%	100.00%	100.00%	100.00%	Payment services
Murattabat International Business Services	Palestine	0.00%	66.43%	100.00%	—	IT consulting
Navegante Américo Vespucio SpA	Chile	0.00%	100.00%	100.00%	100.00%	Real estate
Naviera Mirambel, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Finance company
Naviera Trans Gas, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Naviera Transcantábrica, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Leasing
Naviera Transchem, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Leasing

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Navigator Global Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Internet
NeoAuto S.A.C.	Peru	0.00%	100.00%	100.00%	100.00%	Vehicles purchased by internet
Newcomar, S.L., en liquidación (d)	Spain	40.00%	40.00%	80.00%	80.00%	Real estate
Novimovest – Fundo de Investimento Imobiliário	Portugal	0.00%	78.76%	78.86%	78.74%	Investment fund
NW Services CO.	United States	0.00%	100.00%	100.00%	100.00%	E-commerce
One Mobility Management GmbH	Germany	0.00%	46.95%	100.00%	100.00%	Services
Open Bank, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Banking
Open Digital Market, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Commerce
Open Digital Services, S.L.	Spain	99.97%	0.03%	100.00%	100.00%	Services
Openbank México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	Mexico	0.00%	100.00%	100.00%	100.00%	Banking
Operadora de Carteras Gamma, S.A.P.I. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	Holding company
Optimal Investment Services SA	Switzerland	100.00%	0.00%	100.00%	100.00%	Fund management company
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland Euro Fund (c)	Ireland	0.00%	0.00%	0.00%	0.00%	Fund management company
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland US Dollar Fund (c)	Ireland	0.00%	0.00%	0.00%	0.00%	Fund management company
Paga Después, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Financial services
PagoNxt Emoney, E.D.E., S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Financial services
PagoNxt Ltd	United Kingdom	100.00%	0.00%	100.00%	100.00%	Holding company
PagoNxt Merchant Solutions FZ-LLC (d)	Arab United Emirates	0.00%	100.00%	100.00%	100.00%	Financial services
PagoNxt Merchant Solutions India Private Limited (d)	India	0.00%	100.00%	100.00%	100.00%	Financial services
PagoNxt Payments Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	Financial services
PagoNxt Payments Chile SpA	Chile	0.00%	100.00%	100.00%	100.00%	Services
PagoNxt Payments México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	IT services
PagoNxt Payments Services, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Services
PagoNxt Payments UK Ltd	United Kingdom	0.00%	100.00%	100.00%	100.00%	Payment services
PagoNxt Payments, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	IT services
PagoNxt US, LLC	United States	0.00%	100.00%	100.00%	100.00%	Inactive
PagoNxt, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Paytec Tecnologia em Pagamentos Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	Commerce
PBE Companies, LLC	United States	0.00%	100.00%	100.00%	100.00%	Real estate
Pereda Gestión, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	Securities brokerage
Phoenix S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	Payment methods
Pinle SPV 2024, S.L.	Spain	0.00%	27.57%	27.57%	—	Real estate
Pony S.A.	Luxembourg	—	(a)	—	—	Securitization
Pony S.A., Compartment German Auto Loans 2023-1	Luxembourg	—	(a)	—	—	Securitization
Pony S.A., Compartment German Auto Loans 2024-1	Luxembourg	—	(a)	—	—	Securitization
Pony S.A., Compartment German Auto Loans 2025-1	Luxembourg	—	(a)	—	—	Securitization

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Portal Universia Argentina S.A.	Argentine	0.00%	75.75%	75.75%	75.75%	Internet
Portal Universia Portugal, Prestação de Serviços de Informática, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Internet
Precato IV Fundo de Investimento em Direitos Creditórios - Não Padronizados	Brazil	0.00%	89.86%	100.00%	100.00%	Investment fund
Prime 16 – Fundo de Investimentos Imobiliário	Brazil	0.00%	89.86%	100.00%	100.00%	Investment fund
PT Trans Skills Employer Services	Indonesia	0.00%	66.43%	100.00%	—	Consulting services
Pulse Client Experts Ltda.	Brazil	0.00%	89.86%	100.00%	100.00%	Telemarketing
Punta Lima, LLC	United States	0.00%	100.00%	100.00%	100.00%	Leasing
Redoto SPV 2025, S.L.	Spain	0.00%	30.60%	30.60%	—	Real estate
Repton 2023-1 Limited	United Kingdom	—	(a)	—	—	Securitization
Retailcompany 2021, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Retop S.A.	Uruguay	100.00%	0.00%	100.00%	100.00%	Finance company
Return Capital Gestão de Ativos e Participações S.A.	Brazil	0.00%	89.86%	100.00%	100.00%	Collection services
Rojo Entretenimento S.A.	Brazil	0.00%	85.01%	94.60%	94.60%	Real estate
SAFO Alternative Lending, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Finance company
SAI Alternative Investments México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Consulting services
SAI Lux Carry SCSp	Luxembourg	0.00%	100.00%	100.00%	100.00%	Fund management company
Sainte Julie Fundo de Investimento em Direitos Creditórios Não-Padronizados Responsabilidade Limitada	Brazil	0.00%	89.86%	100.00%	100.00%	Investment fund
SALCO, Servicios de Seguridad Santander, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	Safety
SAM Argentina Sociedad Gerente de Fondos Comunes de Inversión S.A.	Argentine	0.00%	100.00%	100.00%	100.00%	Investment fund management
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	Mexico	0.00%	100.00%	100.00%	100.00%	Fund management company
SAM Inversiones Argentina S.A.	Argentine	0.00%	100.00%	100.00%	100.00%	Pension fund management company
SAM Investment Holdings, S.L.	Spain	92.37%	7.63%	100.00%	100.00%	Holding company
San Pietro Solar PV, S.r.l.	Italy	0.00%	56.00%	80.00%	80.00%	Renewable energies
San Preca Federal I Fundo de Investimento em Direitos Creditórios Não-Padronizados	Brazil	0.00%	86.59%	96.36%	50.00%	Investment fund
SANB Promotora de Vendas e Cobrança S.A.	Brazil	0.00%	89.86%	100.00%	100.00%	Finance company
Sancap Investimentos e Participações S.A.	Brazil	0.00%	89.86%	100.00%	100.00%	Holding company
Santander (CF Trustee Property Nominee) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Santander (CF Trustee) Limited	United Kingdom	—	(a)	—	—	Inactive
Santander (Luxembourg) Issuer S.à r.l.	Luxembourg	100.00%	0.00%	100.00%	—	Securitization
Santander (UK) Group Pension Schemes Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Alternative Investments, S.G.I.I.C., S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander AM Global Working Capital Fund I	Luxembourg	100.00%	0.00%	100.00%	100.00%	Investment fund

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Santander Asesorías Financieras Limitada	Chile	0.00%	67.45%	100.00%	100.00%	Financial advisory
Santander Asset Finance Opportunities	Luxembourg	100.00%	0.00%	100.00%	100.00%	Investment fund
Santander Asset Finance plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Asset Management - SGOIC, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Asset Management Chile S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Securities investment
Santander Asset Management Gerente de Fondos Comunes de Inversión S.A.	Argentine	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Asset Management Luxembourg, S.A.	Luxembourg	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Asset Management S.A. Administradora General de Fondos	Chile	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Asset Management UK Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Asset Management UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Management of funds and portfolios
Santander Asset Management, S.A., SGIIC Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Auto Lease Titling Ltd.	United States	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Back-Offices Globales Mayoristas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Services
Santander Banca de Inversión Colombia, S.A.S.	Colombia	100.00%	0.00%	100.00%	100.00%	Advisory services
Santander Bank Polska S.A.	Poland	58.70%	0.00%	58.70%	62.20%	Banking
Santander Bank, National Association	United States	0.00%	100.00%	100.00%	100.00%	Banking
Santander Brasil Administradora de Consórcio Ltda.	Brazil	0.00%	89.86%	100.00%	100.00%	Services
Santander Brasil Gestão de Recursos Ltda.	Brazil	0.08%	99.92%	100.00%	100.00%	Securities investment
Santander Capital Holdings LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Capital Structuring, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Capitalização S.A.	Brazil	0.00%	89.86%	100.00%	100.00%	Insurance
Santander Cards Ireland Limited (g)	Ireland	0.00%	100.00%	100.00%	100.00%	Cards
Santander Cards Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Cards UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Chile Holding S.A.	Chile	22.11%	77.75%	99.86%	99.86%	Holding company
Santander Commercial Mortgage Securities LLC	United States	0.00%	100.00%	100.00%	—	Finance company
Santander Compara Holding, S.L.	Spain	99.97%	0.03%	100.00%	100.00%	Holding company
Santander Consulting (Beijing) Co., Ltd.	China	0.00%	100.00%	100.00%	100.00%	Advisory services
Santander Consumer (UK) plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2018-L3 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2022-B1 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2022-B2 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Santander Consumer Auto Receivables Funding 2022-B3 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2022-B4 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2023-B1 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2023-B2 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2023-B3 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2023-B4 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2023-B5 LLC	United States	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Consumer Auto Receivables Funding 2023-B6 LLC	United States	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Consumer Auto Receivables Funding 2024-B2 LLC	United States	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Consumer Auto Receivables Funding 2024-B3 LLC	United States	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Consumer Auto Receivables Funding 2025-B1 LLC	United States	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Consumer Auto Receivables Funding 2025-L1 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2025-L2 LLC	United States	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Consumer Auto Receivables Funding 2025-L3 LLC	United States	0.00%	100.00%	100.00%	—	Inactive
Santander Consumer Auto Receivables Funding 2025-L4 LLC	United States	0.00%	100.00%	100.00%	—	Inactive
Santander Consumer Bank	Canada	0.00%	100.00%	100.00%	—	Banking
Santander Consumer Bank AG	Germany	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Bank AS	Norway	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Bank GmbH	Austria	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Bank S.A.	Poland	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Bank S.A.	Peru	100.00%	0.00%	100.00%	—	Banking
Santander Consumer Bank S.p.A.	Italy	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Credit Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Finance Global Services, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	IT
Santander Consumer Finance Limitada	Chile	49.00%	34.24%	100.00%	100.00%	Finance company
Santander Consumer Finance México, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México	Mexico	0.00%	99.98%	100.00%	100.00%	Inactive
Santander Consumer Finance Oy	Finland	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Finance Schweiz AG	Switzerland	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Consumer Finance, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Banking
Santander Consumer Financial Solutions Sp. z o.o.	Poland	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Consumer Holding Austria GmbH	Austria	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Consumer Holding GmbH	Germany	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Consumer Lease Receivables 1 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Leasing GmbH	Germany	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Consumer Leasing S.A.	France	0.00%	100.00%	100.00%	100.00%	Renting

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Santander Consumer Mobility Services, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	Renting
Santander Consumer Multirent Sp. z o.o.	Poland	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Consumer Operations Services GmbH	Germany	0.00%	100.00%	100.00%	100.00%	Services
Santander Consumer Receivables 11 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Receivables 15 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Receivables 16 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Receivables 20 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Receivables 21 LLC	United States	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Consumer Receivables 7 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Receivables Funding LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Renting S.r.l.	Italy	0.00%	100.00%	100.00%	100.00%	Renting
Santander Consumer Renting, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Renting
Santander Consumer S.A.	Argentine	0.00%	99.82%	100.00%	100.00%	Finance company
Santander Consumer Services GmbH	Austria	0.00%	100.00%	100.00%	100.00%	Services
Santander Consumer Services, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Spain Auto 2019-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Santander Consumer Spain Auto 2020-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Santander Consumer Spain Auto 2021-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Santander Consumer Spain Auto 2022-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Santander Consumer Spain Auto 2023-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Santander Consumer Spain Auto 2024-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Santander Consumer Spain Auto 2025-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Santander Consumer Technology Services GmbH	Germany	0.00%	100.00%	100.00%	100.00%	IT services
Santander Consumer USA Holdings Inc.	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Consumer USA Inc.	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumo 4, F.T.	Spain	—	(a)	—	—	Securitization
Santander Consumo 5, F.T.	Spain	—	(a)	—	—	Securitization
Santander Consumo 6, F.T.	Spain	—	(a)	—	—	Securitization
Santander Consumo 7, F.T.	Spain	—	(a)	—	—	Securitization
Santander Corredora de Seguros Limitada	Chile	0.00%	67.21%	100.00%	100.00%	Insurance mediation
Santander Corredores de Bolsa Limitada	Chile	0.00%	83.24%	100.00%	100.00%	Securities company
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Brazil	0.00%	89.86%	100.00%	100.00%	Securities company
Santander Corretora de Seguros, Investimentos e Serviços S.A.	Brazil	0.00%	89.86%	100.00%	100.00%	Insurance mediation
Santander Customer Voice, S.A.	Spain	99.50%	0.50%	100.00%	100.00%	Services
Santander de Titulización, S.G.F.T., S.A.	Spain	81.00%	19.00%	100.00%	100.00%	Fund management company

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Santander Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	89.86%	100.00%	100.00%	Securities company
Santander Drive Auto Receivables LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Drive Auto Receivables Trust 2022-2	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2022-3	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2022-4	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2022-5	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2022-6	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2022-7	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2023-1	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2023-2	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2023-3	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2023-4	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2023-5	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2023-6	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2024-1	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2024-2	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2024-3	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2024-4	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2024-5	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2025-1	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2025-2	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2025-3	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2025-4	United States	—	(a)	—	—	Securitization
Santander Empresa Administradora de Fondos Colectivos S.A.	Peru	99.00%	1.00%	100.00%	100.00%	Investment company
Santander Equity Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander España Servicios Legales, S.L.	Spain	99.97%	0.03%	100.00%	100.00%	Services
Santander Estates Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate
Santander European Hospitality Opportunities	Luxembourg	100.00%	0.00%	100.00%	100.00%	Investment fund
Santander F24 S.A.	Poland	0.00%	58.70%	100.00%	100.00%	Finance company
Santander Facility Management España, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Real estate
Santander Factoring S.A.	Chile	0.00%	99.86%	100.00%	100.00%	Factoring
Santander Factoring Sp. z o.o.	Poland	0.00%	58.70%	100.00%	100.00%	Financial services

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Santander Factoring y Confirming, S.A. Unipersonal, E.F.C.	Spain	100.00%	0.00%	100.00%	100.00%	Factoring
Santander FI Hedge Strategies	Ireland	0.00%	89.86%	100.00%	100.00%	Investment fund
Santander Finance 2012-1 LLC	United States	0.00%	100.00%	100.00%	100.00%	Financial services
Santander Financial Exchanges Limited (d)	United Kingdom	100.00%	0.00%	100.00%	100.00%	Inactive
Santander Financial Services plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Banking
Santander Financiamientos S.A.	Peru	100.00%	0.00%	100.00%	100.00%	Finance company
Santander Financing S.A.S.	Colombia	100.00%	0.00%	100.00%	100.00%	Financial advisory
Santander Finanse Sp. z o.o.	Poland	0.00%	58.70%	100.00%	100.00%	Financial services
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.86%	100.00%	100.00%	Investment fund
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.86%	100.00%	100.00%	Investment fund
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.86%	100.00%	100.00%	Investment fund
Santander Gestión de Recaudación y Cobranzas Ltda.	Chile	0.00%	99.86%	100.00%	100.00%	Financial services
Santander Global Cards & Digital Solutions Brasil S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	IT consulting
Santander Global Cards & Digital Solutions, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	IT services
Santander Global Consumer Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Global Facilities, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	Services
Santander Global Services S.A. (d)	Uruguay	0.00%	100.00%	100.00%	100.00%	Services
Santander Global Services, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Santander Global Technology and Operations Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	IT services
Santander Global Technology and Operations Chile Limitada	Chile	0.00%	100.00%	100.00%	100.00%	IT services
Santander Global Technology and Operations, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	IT services
Santander Green Investment, S.L.	Spain	99.97%	0.03%	100.00%	100.00%	Holding company
Santander Group Properties, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Santander Guarantee Company (d)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Hera Renda Fixa Fundo Incentivado de Investimento em Infraestrutura Responsabilidade Limitada	Brazil	0.00%	89.86%	100.00%	100.00%	Investment fund
Santander Hermes Multimercado Crédito Privado Infraestructura Fundo de Investimento	Brazil	0.00%	89.86%	100.00%	100.00%	Investment fund
Santander Hipotecario 2 Fondo de Titulización de Activos	Spain	—	(a)	—	—	Securitization
Santander Hipotecario 3 Fondo de Titulización de Activos	Spain	—	(a)	—	—	Securitization
Santander Holding Imobiliária S.A.	Brazil	0.00%	89.86%	100.00%	100.00%	Real estate
Santander Holding Internacional, S.A.	Spain	99.95%	0.05%	100.00%	100.00%	Holding company
Santander Holdings USA, Inc.	United States	100.00%	0.00%	100.00%	100.00%	Holding company

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Santander Inclusión Financiera, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México	Mexico	0.00%	99.98%	100.00%	100.00%	Finance company
Santander Insurance Agency, U.S., LLC	United States	0.00%	100.00%	100.00%	100.00%	Insurance mediation
Santander Insurance Services UK Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	Wealth management
Santander Insurance, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Santander Intermediación Correduría de Seguros, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Insurance mediation
Santander International Products, Plc. (f)	Ireland	99.99%	0.01%	100.00%	100.00%	Finance company
Santander International Wealth Management México, S. de R.L. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Advisory services
Santander International Wealth Solutions LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Inversiones S.A.	Chile	5.12%	94.88%	100.00%	100.00%	Holding company
Santander Investment Chile Limitada	Chile	16.12%	83.88%	100.00%	100.00%	Finance company
Santander Investment, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Banking
Santander Investments GP 1 S.à.r.l.	Luxembourg	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Inwestycje Sp. z o.o.	Poland	0.00%	58.70%	100.00%	100.00%	Securities company
Santander ISA Managers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Management of funds and portfolios
Santander Lease, S.A., E.F.C.	Spain	100.00%	0.00%	100.00%	100.00%	Leasing
Santander Leasing AB	Sweden	0.00%	100.00%	100.00%	100.00%	Leasing and renting
Santander Leasing B.V.	Netherlands	0.00%	100.00%	100.00%	100.00%	Renting
Santander Leasing S.A.	Poland	0.00%	58.70%	100.00%	100.00%	Leasing
Santander Leasing S.A. Arrendamento Mercantil	Brazil	0.00%	89.86%	100.00%	100.00%	Leasing
Santander Leasing, LLC	United States	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Lending Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Mortgage credit company
Santander Mediación Operador de Banca-Seguros Vinculado, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Insurance mediation
Santander Merchant S.A.	Argentine	5.10%	94.90%	100.00%	100.00%	Finance company
Santander Mortgage Asset Depositor LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Mortgage Asset Receivable Trust 2025-CES1	United States	—	(a)	—	—	Securitization
Santander Mortgage Asset Receivable Trust 2025-NQM1	United States	—	(a)	—	—	Securitization
Santander Mortgage Asset Receivable Trust 2025-NQM2	United States	—	(a)	—	—	Securitization
Santander Mortgage Asset Receivable Trust 2025-NQM3	United States	—	(a)	—	—	Securitization
Santander Mortgage Asset Receivable Trust 2025-NQM4	United States	—	(a)	—	—	Securitization
Santander Mortgage Asset Receivable Trust 2025-NQM5	United States	—	(a)	—	—	Securitization
Santander Mortgage Asset Receivable Trust 2025-NQM6	United States	—	(a)	—	—	Securitization
Santander Mortgage Asset Receivable Trust 2026-NQM1	United States	—	(a)	—	—	Inactive

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Santander Mortgage Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Santander New Business, S.A.	Spain	99.00%	1.00%	100.00%	100.00%	Trade intermediary
Santander Paraty Qif PLC	Ireland	0.00%	89.86%	100.00%	100.00%	Investment company
Santander Pensiones, S.A., E.G.F.P.	Spain	0.00%	100.00%	100.00%	100.00%	Pension fund management company
Santander Prime Auto Issuance Notes 2018-A Designated Activity Company (d)	Ireland	—	(a)	—	—	Inactive
Santander Prime Auto Issuance Notes 2018-B Designated Activity Company (d)	Ireland	—	(a)	—	—	Inactive
Santander Prime Auto Issuance Notes 2018-C Designated Activity Company (d)	Ireland	—	(a)	—	—	Inactive
Santander Prime Auto Issuance Notes 2018-D Designated Activity Company (d)	Ireland	—	(a)	—	—	Inactive
Santander Prime Auto Issuance Notes 2018-E Designated Activity Company (d)	Ireland	—	(a)	—	—	Inactive
Santander Private Banking S.p.A. in Liquidazione (d)	Italy	100.00%	0.00%	100.00%	100.00%	Finance company
Santander Private Banking UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Private Real Estate Advisory, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Santander Real Estate Debt 1 sub-fund	Luxembourg	100.00%	0.00%	100.00%	100.00%	Investment fund
Santander Real Estate Equity I, F.C.R.	Spain	100.00%	0.00%	100.00%	100.00%	Venture capital fund
Santander Real Estate, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Inactive
Santander Retail Auto Lease Funding LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander RMBS 6, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Santander S.A. Sociedad Securitizadora	Chile	0.00%	67.25%	100.00%	100.00%	Fund management company
Santander SBAC II Renda Fixa Curto Prazo - Classe de Investimento em Cotas de Fundo de Investimento Financeiro Responsabilidade Limitada	Brazil	0.00%	89.86%	100.00%	—	Investment fund
Santander Secretariat Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Securities LLC	United States	0.00%	100.00%	100.00%	100.00%	Securities company
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	Insurance
Santander Services Solutions, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Payment services
Santander Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	99.98%	100.00%	100.00%	Services
Santander Servicos Digitais Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	—	IT services
Santander Sociedade de Crédito, Financiamento e Investimento S.A.	Brazil	0.00%	89.86%	100.00%	100.00%	Finance company
Santander Technology USA, LLC	United States	0.00%	100.00%	100.00%	100.00%	IT services
Santander Tecnología Argentina S.A.	Argentine	0.00%	99.83%	100.00%	100.00%	IT services
Santander Tecnología México, S.A. de C.V.	Mexico	0.00%	99.98%	100.00%	100.00%	IT services
Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Insurance

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Santander Towarzystwo Funduszy Inwestycyjnych S.A.	Poland	50.00%	29.35%	100.00%	100.00%	Fund management company
Santander Trade Services Limited	Hong-Kong	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Trust S.A.	Argentine	0.00%	100.00%	100.00%	100.00%	Services
Santander UK Group Holdings plc	United Kingdom	77.67%	22.33%	100.00%	100.00%	Holding company
Santander UK Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander UK Operations Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander UK plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Banking
Santander UK Technology Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	IT services
Santander US Capital Markets LLC	United States	0.00%	100.00%	100.00%	100.00%	Securities investment
Santander Valores S.A.	Argentine	5.10%	94.73%	100.00%	100.00%	Securities company
Santusa Holding, S.L.	Spain	69.76%	30.24%	100.00%	100.00%	Holding company
SBNA Auto Lease Funding LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
SBNA Auto Lease Trust 2023-A	United States	—	(a)	—	—	Securitization
SBNA Auto Lease Trust 2024-A	United States	—	(a)	—	—	Securitization
SBNA Auto Lease Trust 2024-B	United States	—	(a)	—	—	Securitization
SBNA Auto Lease Trust 2024-C	United States	—	(a)	—	—	Securitization
SBNA Auto Lease Trust 2025-A	United States	—	(a)	—	—	Securitization
SBNA Auto Lease Trust 2025-B	United States	—	(a)	—	—	Inactive
SBNA Auto Receivables Funding LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
SBNA Auto Receivables Grantor Trust 2025-SF1	United States	—	(a)	—	—	Inactive
SBNA Auto Receivables Trust 2025-SF1	United States	—	(a)	—	—	Inactive
SBNA Investor LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
SC Austria Auto Finance 2020-1 Designated Activity Company	Ireland	—	(a)	—	—	Securitization
SC Austria Consumer Loan 2021 Designated Activity Company	Ireland	—	(a)	—	—	Securitization
SC Austria S.à r.l.	Luxembourg	—	(a)	—	—	Securitization
SC Austria S.à r.l., Compartment Consumer 2025-1	Luxembourg	—	(a)	—	—	Securitization
SC Canada Asset Securitization Trust	Canada	—	(a)	—	—	Securitization
SC Germany Auto 2019-1 UG (haftungsbeschränkt) (d)	Germany	—	(a)	—	—	Securitization
SC Germany S.A.	Luxembourg	—	(a)	—	—	Securitization
SC Germany S.A., Compartment Consumer 2020-1	Luxembourg	—	(a)	—	—	Securitization
SC Germany S.A., Compartment Consumer 2021-1	Luxembourg	—	(a)	—	—	Securitization
SC Germany S.A., Compartment Consumer 2022-1	Luxembourg	—	(a)	—	—	Securitization
SC Germany S.A., Compartment Consumer 2023-1	Luxembourg	—	(a)	—	—	Securitization
SC Germany S.A., Compartment Consumer 2024-1	Luxembourg	—	(a)	—	—	Securitization
SC Germany S.A., Compartment Consumer 2024-2	Luxembourg	—	(a)	—	—	Securitization
SC Germany S.A., Compartment Consumer 2025-1	Luxembourg	—	(a)	—	—	Securitization

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander			Percentage of voting power (e)
Company	Location	Direct	Indirect		Year 2025	Year 2024	Activity
SC Germany S.A., Compartment Consumer 2025-2	Luxembourg	—	(a)		—	—	Securitization
SC Germany S.A., Compartment Consumer Private 2023-1	Luxembourg	—	(a)		—	—	Securitization
SC Germany S.A., Compartment Leasing 2023-1	Luxembourg	—	(a)		—	—	Securitization
SC Germany S.A., Compartment Leasing 2025-1	Luxembourg	—	(a)		—	—	Securitization
SC Germany S.A., Compartment Mobility 2020-1	Luxembourg	—	(a)		—	—	Securitization
SC Mobility AB	Sweden	0.00%	100.00%		100.00%	100.00%	Renting
SC Mobility AS	Norway	0.00%	100.00%		100.00%	100.00%	Renting
SC Nordics S.à r.l.	Luxembourg	—	(a)		—	—	Securitization
SC Nordics S.à r.l. , Compartment Rahoituspalvelut 2025	Luxembourg	—	(a)		—	—	Securitization
SC Poland Consumer 23-1 Designated Activity Company	Ireland	—	(a)		—	—	Securitization
SCF Ajoneuvohallinto IX Limited (d)	Ireland	—	(a)		—	—	Securitization
SCF Ajoneuvohallinto X Limited	Ireland	—	(a)		—	—	Securitization
SCF Ajoneuvohallinto XI Limited	Ireland	—	(a)		—	—	Securitization
SCF Ajoneuvohallinto XII Limited	Ireland	—	(a)	—	—	—	Securitization
SCF Ajoneuvohallinto XIII Limited	Ireland	—	(a)		—	—	Securitization
SCF Eastside Locks GP Limited	United Kingdom	0.00%	100.00%		100.00%	100.00%	Real estate management
SCF Rahoituspalvelut IX DAC (d)	Ireland	—	(a)		—	—	Securitization
SCF Rahoituspalvelut X DAC	Ireland	—	(a)		—	—	Securitization
SCF Rahoituspalvelut XI Designated Activity Company	Ireland	—	(a)		—	—	Securitization
SCF Rahoituspalvelut XII DAC	Ireland	—	(a)		—	—	Securitization
SCF Rahoituspalvelut XIII DAC	Ireland	—	(a)		—	—	Securitization
SCM Poland Auto 2019-1 DAC	Ireland	—	(a)		—	—	Securitization
SDMX Superdigital, S.A. de C.V., Institución de Fondos de Pago Electrónico	Mexico	0.00%	100.00%		100.00%	100.00%	Payment platform
Secucor Finance 2021-1, DAC (d)	Ireland	—	(a)		—	—	Securitization
Secucor Finance 2025-1 Designated Activity Company	Ireland	—	(a)		—	—	Securitization
Services and Promotions Delaware Corporation	United States	0.00%	100.00%		100.00%	100.00%	Holding company
Services and Promotions Miami LLC	United States	0.00%	100.00%		100.00%	100.00%	Real estate
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	Mexico	0.00%	100.00%		100.00%	100.00%	Finance company
Servicios Inmobiliarios Residencial en Venta JV2, S.L.	Spain	0.00%	27.57%		27.57%	90.00%	Real estate
Sheppards Moneybrokers Limited	United Kingdom	0.00%	100.00%		100.00%	100.00%	Inactive
Shiloh III Wind Project, LLC	United States	0.00%	100.00%		100.00%	100.00%	Renewable energies
Silk Finance No. 5	Portugal	—	(a)		—	—	Securitization
Silk Finance No. 6	Portugal	—	(a)		—	—	Securitization
Sociedad Integral de Valoraciones Automatizadas, S.A. Unipersonal	Spain	100.00%	0.00%		100.00%	100.00%	Appraisals
Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A.	Chile	0.00%	67.13%		100.00%	100.00%	Payments and collection services
Socur S.A.	Uruguay	100.00%	0.00%		100.00%	100.00%	Finance company
Solution 4Fleet Consultoria Empresarial S.A.	Brazil	0.00%	89.86%		100.00%	100.00%	Vehicle rental
Sovereign Community Development Company	United States	0.00%	100.00%		100.00%	100.00%	Holding company

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Sovereign Delaware Investment Corporation	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Sovereign Lease Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	Financial services
Sovereign REIT Holdings, Inc.	United States	0.00%	100.00%	100.00%	100.00%	Holding company
SPIRE SA Compartment 2025-148	Luxembourg	—	(a)	—	—	Securitization
SSA Swiss Advisors AG	Switzerland	0.00%	100.00%	100.00%	100.00%	Wealth management
Stellantis Consumer Financial Services Polska Sp. z o.o.	Poland	0.00%	50.00%	100.00%	100.00%	Finance company
Stellantis Financial Services Belux SA	Belgium	0.00%	50.00%	100.00%	100.00%	Finance company
Stellantis Financial Services España, E.F.C., S.A.	Spain	0.00%	50.00%	50.00%	50.00%	Finance company
Stellantis Financial Services Italia S.p.A.	Italy	0.00%	50.00%	50.00%	50.00%	Banking
Stellantis Financial Services Nederland B.V.	Netherlands	0.00%	50.00%	100.00%	100.00%	Finance company
Stellantis Financial Services Polska Sp. z o.o.	Poland	0.00%	50.00%	50.00%	50.00%	Finance company
Stellantis Renting Italia S.p.A.	Italy	0.00%	50.00%	100.00%	100.00%	Renting
Sterrebeeck B.V.	Netherlands	100.00%	0.00%	100.00%	100.00%	Holding company
Suleyado 2003, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Securities investment
Superdigital Holding Company, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Superdigital Logística S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	Payment services
Suzuki Servicios Financieros, S.L.	Spain	0.00%	51.00%	51.00%	51.00%	Intermediation
Swesant SA	Switzerland	0.00%	100.00%	100.00%	100.00%	Holding company
Tabasco Energía España, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Taxos Luz, S.L. Unipersonal	Spain	0.00%	70.00%	100.00%	100.00%	Renewable energies
Teatinos Siglo XXI Inversiones S.A.	Chile	50.00%	50.00%	100.00%	100.00%	Holding company
Terras Fundo de Investimento nas Cadeias Produtivas do Agronegocio - Fiagro - Resp Limitada	Brazil	0.00%	89.86%	100.00%	—	Investment fund
The Best Specialty Coffee, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Restaurant services
TIMFin S.p.A.	Italy	0.00%	51.00%	51.00%	51.00%	Finance company
Titularizadora Colombiana S.A. -Universalidad TIV V9	Colombia	—	(a)	—	—	Securitization
Tonopah Solar I, LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Tools Soluções e Serviços Compartilhados Ltda.	Brazil	0.00%	89.86%	100.00%	100.00%	Services
Tornquist Asesores de Seguros S.A. (j)	Argentine	0.00%	99.99%	99.99%	99.99%	Inactive
Toro Corretora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	89.86%	100.00%	100.00%	Securities company
Toro Investimentos S.A.	Brazil	0.00%	89.86%	100.00%	100.00%	Securities company
Totta (Ireland), PLC	Ireland	0.00%	99.87%	100.00%	100.00%	Finance company
Totta Urbe - Empresa de Administração e Construções, S.A.	Portugal	0.00%	99.87%	100.00%	100.00%	Real estate
Trainera Venture Finance I, F.C.R.-PYME	Spain	99.00%	0.00%	99.00%	99.00%	Venture capital fund

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander			Percentage of voting power (e)
Company	Location	Direct	Indirect		Year 2025	Year 2024	Activity
Trans Skills Employment Services - Sole Proprietorship LLC	Arab United Emirates	0.00%	66.43%		100.00%	100.00%	Human resources services
Trans Skills Employment Services Malaysia SDN. BHD.	Malaysia	0.00%	66.43%		100.00%	—	Services
Trans Skills Employment Services Vietnam Company Limited	Vietnam	0.00%	66.43%		100.00%	—	Consulting services
Trans Skills General Supplies Egypt LLC	Egypt	0.00%	66.43%		100.00%	—	Consulting services
Trans Skills Information Technology LLC	Saudi Arabia	0.00%	66.43%		100.00%	100.00%	Inactive
Trans Skills Investment in Commercial Enterprises & Management Co. LLC	Arab United Emirates	0.00%	66.43%		100.00%	100.00%	Holding company
Trans Skills Services SPC	Oman	0.00%	66.43%		100.00%	—	Consulting
Trans Skills South Africa (Pty) Limited	Republic of South Africa	0.00%	66.43%		100.00%	100.00%	Inactive
Trans Skills Technology Services LLC	Arab United Emirates	0.00%	66.43%		100.00%	100.00%	IT services
Transolver Finance EFC, S.A.	Spain	0.00%	51.00%		51.00%	51.00%	Leasing
Transskills Employer Services Private Limited	India	0.00%	66.43%		100.00%	100.00%	Consulting services
Tresmares Capital Corporate S.L.	Spain	89.90%	0.00%		89.90%	—	Holding company
Tresmares Capital Deutschland GmbH	Germany	0.00%	89.90%		100.00%	—	Finance company
Tresmares Capital UK Limited	United Kingdom	0.00%	89.90%		100.00%	—	Fund management company
Tresmares Direct Lending, S.G.E.I.C, S.A.	Spain	0.00%	89.90%		100.00%	—	Fund management company
Tresmares Growth Fund II, S.C.R., S.A.	Spain	40.00%	0.00%	40.00%	40.00%	40.00%	Holding company
Tresmares Growth Fund III, S.C.R., S.A.	Spain	40.00%	0.00%	40.00%	40.00%	40.00%	Holding company
Tresmares Growth Fund Santander, S.C.R., S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	Holding company
Tresmares Private Equity, S.G.E.I.C, S.A.	Spain	0.00%	89.90%	100.00%	100.00%	—	Fund management company
Tresmares Santander Direct Lending, SICC, S.A.	Spain	99.67%	0.00%	99.67%	99.67%	99.67%	Fund management company
TS HR & Payroll Services Morocco SARL AU	Morocco	0.00%	66.43%	100.00%	100.00%	—	Consulting services
TVG-Trappgroup Versicherungsvermittlungs-GmbH	Germany	0.00%	90.01%	100.00%	100.00%	100.00%	Insurance brokerage
Universia Brasil S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	100.00%	Internet
Universia Chile S.A.	Chile	0.00%	86.84%	86.84%	86.84%	86.84%	Internet
Universia Colombia S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	100.00%	Internet
Universia España Red de Universidades, S.A.	Spain	0.00%	89.43%	89.43%	89.43%	89.43%	Internet
Universia Holding, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	Holding company
Universia México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	100.00%	Internet
Universia Perú, S.A.	Peru	0.00%	99.73%	99.73%	99.73%	99.64%	Internet
Universia Uruguay, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	100.00%	Internet
Uro Property Holdings, S.A. (b)	Spain	—	—	0.00%	—	99.99%	Real estate investment
VERT-11 Companhia Securitizadora de Créditos Financeiros	Brazil	—	(a)	—	—	—	Securitization
Wallcesa, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	Financial services

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander			Percentage of voting power (e)
Company	Location	Direct	Indirect		Year 2025	Year 2024	Activity
WIM Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	100.00%	Advisory services
WTW Shipping Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	100.00%	Leasing

a.Companies over which effective control is maintained.
b.Accounting merged company, Pending registration.
c.Companies in liquidation. Pending registration.
d.Company in liquidation as at 31 December 2025.
e.Pursuant to Article 3 of Royal Decree 1159/ 2010, of 17 September, approving the rules for the preparation of consolidated annual accounts, in order to determine the voting rights, voting rights held directly by the parent company have been added to those held by companies controlled by the parent company or by other persons acting in their own name but on behalf of a Group company. For these purposes, the number of votes corresponding to the parent company, in relation to the companies indirectly dependent on it, is that corresponding to the dependent company that directly participates in the share capital of the latter.
f.Company resident for tax purposes in Spain.
g.Company resident for tax purposes in the United Kingdom.

(1) Companies issuing preference shares are listed in Annex III, together with other relevant information.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Appendix II

Societies of which Grupo Santander owns more than 5% (c) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		Percentage of voting power (b)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity	Type of company
Administrador Financiero de Transantiago S.A.	Chile	0.00%	13.43%	20.00%	20.00%	Payments and collection services	Associated
Adprotel Strand, S.L. (consolidado)	Spain	0.00%	38.20%	38.20%	38.20%	Real estate development	Associated
Aegon Santander Portugal Não Vida - Companhia de Seguros, S.A.	Portugal	0.00%	49.00%	49.00%	49.00%	Insurance	Joint ventures
Aegon Santander Portugal Vida - Companhia de Seguros Vida, S.A.	Portugal	0.00%	49.00%	49.00%	49.00%	Insurance	Joint ventures
Aeroplan - Sociedade Construtora de Aeroportos, Lda. (a)	Portugal	0.00%	19.97%	20.00%	20.00%	Inactive	—
Agri Tech Investments Argentina S.A.U.	Argentine	0.00%	50.00%	50.00%	—	Financial services	—
Aguas de Fuensanta, S.A. (a) (e)	Spain	36.78%	0.00%	36.78%	36.78%	Food	—
AHLC - Promoção Imobiliária, Lda.	Portugal	0.00%	35.00%	35.00%	—	Real estate development	Joint ventures
Alcoaxarquía, S.L.	Spain	0.00%	16.00%	40.00%	—	Food	—
Alma UK Holdings Ltd (consolidado)	United Kingdom	30.00%	0.00%	30.00%	30.00%	Holding company	Joint ventures
Apolo Vault 1, S.L.	Spain	0.00%	25.00%	25.00%	25.00%	Renewable energies	Joint ventures
Aranguren Comercial de Embalaje, S.L.	Spain	0.00%	9.96%	24.90%	—	Industrial products	—
Arneplant, S.L.	Spain	0.00%	11.36%	28.41%	—	Footwear and textiles	—
Asesoría Informática Gallega, S.L.	Spain	0.00%	12.54%	31.34%	—	IT services	—
Atitlan Agro I, S.C.R., S.A. (f)	Spain	42.54%	0.00%	0.00%	0.00%	Venture capital company	—
Attijariwafa Bank Société Anonyme (consolidado)	Morocco	0.00%	5.10%	5.10%	5.10%	Banking	—
AutoFi Inc.	United States	9.50%	9.40%	4.99%	4.99%	E-commerce	—
Autopistas del Sol S.A.	Argentine	0.00%	14.17%	14.17%	14.17%	Highway concession	—
Avanath Affordable Housing IV LLC	United States	0.00%	7.27%	7.27%	7.27%	Investment company	—
Avanzare Innovación Tecnológica, S.L.	Spain	0.00%	12.66%	31.64%	—	Technology	—
Axle 2023-1 Ltd	United Kingdom	0.00%	(d)	—	—	Securitization	Joint ventures
Banco RCI Brasil S.A.	Brazil	0.00%	35.85%	39.89%	39.89%	Banking	Joint ventures
Banco S3 Caceis México, S.A., Institución de Banca Múltiple	Mexico	0.00%	50.00%	50.00%	50.00%	Banking	Joint ventures
Bank of Beijing Consumer Finance Company	China	0.00%	20.00%	20.00%	20.00%	Finance company	Associated
Bank of Shanghai Co., Ltd. (consolidado)	China	6.54%	0.00%	6.54%	6.54%	Banking	—
Biomas – Serviços Ambientais, Restauração e Carbono S.A.	Brazil	0.00%	14.98%	16.67%	16.67%	Consulting services	Associated
Bizum, S.L.	Spain	20.92%	0.00%	20.92%	20.92%	Payment services	Associated
Campo Grande Empreendimentos Ltda. (e) (a)	Brazil	0.00%	22.75%	25.32%	25.32%	Inactive	—
CaptureNow Limited	United Kingdom	0.00%	22.22%	22.22%	—	Software	—
CCPT - ComprarCasa, Rede Serviços Imobiliários, S.A.	Portugal	0.00%	49.98%	49.98%	49.98%	Real estate services	Joint ventures

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Societies of which Grupo Santander owns more than 5% (c) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		Percentage of voting power (b)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity	Type of company
Centro de Compensación Automatizado S.A.	Chile	0.00%	22.38%	33.33%	33.33%	Payments and collection services	Associated
Centro para el Desarrollo, Investigación y Aplicación de Nuevas Tecnologías, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	Technology	Associated
Cicrosa Hidraúlica, S.L.	Spain	0.00%	13.20%	33.00%	—	Industrial supplies	—
CIP S.A.	Brazil	0.00%	15.74%	17.52%	17.52%	Financial services	Associated
CNP Santander Insurance Europe Designated Activity Company	Ireland	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
CNP Santander Insurance Life Designated Activity Company	Ireland	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
CNP Santander Insurance Services Ireland Limited	Ireland	0.00%	49.00%	49.00%	49.00%	Services	Associated
Companhia Promotora UCI	Brazil	0.00%	25.00%	25.00%	25.00%	Financial services	Joint ventures
Compañia Española de Financiación de Desarrollo, Cofides, S.A., SME	Spain	20.18%	0.00%	20.18%	20.17%	Finance company	—
Compañía Española de Seguros de Crédito a la Exportación, S.A., Compañía de Seguros y Reaseguros (consolidado)	Spain	23.33%	0.55%	23.88%	23.88%	Credit insurance	—
Compañía Española de Viviendas en Alquiler, S.A. (consolidado)	Spain	24.07%	0.00%	24.07%	24.07%	Real estate	Associated
Compañía para los Desarrollos Inmobiliarios de la Ciudad de Hispalis, S.L., en liquidación (a)	Spain	21.98%	0.00%	21.98%	21.98%	Real estate development	—
Connecting Visions Ecosystems, S.L.	Spain	29.96%	0.00%	29.96%	37.56%	Consulting services	Joint ventures
Construtora Tenda S/A	Brazil	4.92%	4.05%	9.43%	—	Real estate	—
Corkfoc Cortiças, S.A.	Portugal	0.00%	27.54%	27.58%	27.58%	Cork industry	—
CSD Central de Serviços de Registro e Depósito Aos Mercados Financeiro e de Capitais S.A.	Brazil	0.00%	16.12%	17.94%	20.00%	Financial services	Associated
Decus Real Estate, S.L.	Spain	0.00%	30.00%	30.00%	30.00%	Real estate	Joint ventures
Delos Financial Technologies, Inc.	United States	0.00%	22.84%	22.84%	—	Finance company	—
DoRes Securitisation S.r.l	Italy	—	(d)	—	—	Securitization	Joint ventures
Ebora 220, S.L.	Spain	0.00%	44.00%	50.00%	—	Renewable energies	Joint ventures
Ebora Evacuación, S.L.	Spain	0.00%	50.00%	50.00%	—	Renewable energies	Joint ventures
Elaia Agro, S.L.	Spain	49.99%	0.00%	49.99%	49.99%	Consulting services	Associated
Ethias Lease N.V.	Belgium	0.00%	50.00%	50.00%	50.00%	Leasing	Associated
Euro Automatic Cash Entidad de Pago, S.L.	Spain	50.00%	0.00%	50.00%	50.00%	Payment services	Associated
European Hospitality Opportunities S.à r.l.	Luxembourg	0.00%	49.00%	49.00%	49.00%	Holding company	Joint ventures
Evacuación Liquesun, S.L.	Spain	0.00%	35.00%	50.00%	50.00%	Electricity production	Joint ventures
Evolve SPV S.r.l.	Italy	—	(d)	—	—	Securitization	Joint ventures
Exam Papers Plus Ltd	United Kingdom	—	25.00%	25.00%	—	Commerce	Associated
Federal Reserve Bank of Boston	United States	—	21.38%	21.38%	21.09%	Banking	—
Fondo de Titulización de Activos UCI 14	Spain	—	(d)	—	—	Securitization	Joint ventures

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Societies of which Grupo Santander owns more than 5% (c) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		Percentage of voting power (b)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity	Type of company
Fondo de Titulización de Activos UCI 15	Spain	—	(d)	—	—	Securitization	Joint ventures
Fondo de Titulización de Activos UCI 16	Spain	—	(d)	—	—	Securitization	Joint ventures
Fondo de Titulización de Activos UCI 17	Spain	—	(d)	—	—	Securitization	Joint ventures
Fondo de Titulización, RMBS Green Prado XI	Spain	—	(d)	—	—	Securitization	Joint ventures
Fondo de Titulización, RMBS Prado IX	Spain	—	(d)	—	—	Securitization	Joint ventures
Fondo de Titulización, RMBS Prado VIII	Spain	—	(d)	—	—	Securitization	Joint ventures
Fondo de Titulización, RMBS Prado X	Spain	—	(d)	—	—	Securitization	Joint ventures
Forest Power Aranda, S.L. Unipersonal	Spain	0.00%	55.00%	55.00%	55.00%	Renewable energies	Joint ventures
Forest Power Cantabria, S.L. Unipersonal	Spain	0.00%	55.00%	55.00%	—	Electricity production	Joint ventures
Forest Power Delta, S.L. Unipersonal	Spain	0.00%	55.00%	55.00%	—	Gas production	Joint ventures
Forest Power Epsilon, S.L. Unipersonal	Spain	0.00%	55.00%	55.00%	—	Chemical products production	Joint ventures
Forest Power Gamma, S.L. Unipersonal	Spain	0.00%	55.00%	55.00%	—	Chemical products production	Joint ventures
Forest Power Kappa, S.L. Unipersonal	Spain	0.00%	55.00%	55.00%	—	Gas production	Joint ventures
Forest Power Lambda, S.L. Unipersonal	Spain	0.00%	55.00%	55.00%	—	Chemical products production	Joint ventures
Forest Power Omicron, S.L. Unipersonal	Spain	0.00%	55.00%	55.00%	—	Chemical products production	Joint ventures
Forest Power Zeta, S.L. Unipersonal	Spain	0.00%	55.00%	55.00%	—	Chemical products production	Joint ventures
Forest Power, S.L.	Spain	0.00%	55.00%	55.00%	55.00%	Renewable energies	Joint ventures
Forgepoint Capital International Management Limited	United Kingdom	50.00%	0.00%	50.00%	50.00%	Consulting services	Joint ventures
Fortune Auto Finance Co., Ltd	China	0.00%	50.00%	50.00%	50.00%	Finance company	Joint ventures
FrauDfense, S.L.	Spain	33.33%	0.00%	33.33%	33.33%	IT services	Joint ventures
Fremman limited (consolidado)	United Kingdom	32.99%	0.00%	4.99%	4.99%	Consulting services	Associated
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema X Responsabilidade Limitada	Brazil	0.00%	44.93%	50.00%	—	Investment fund	Joint ventures
Gestamp Real Estate Assets 1, S.L. (e)	Spain	0.00%	43.89%	43.89%	—	Real estate management	—
Gestamp Real Estate Bizkaia, S.L. (e)	Spain	0.00%	24.92%	24.92%	—	Real estate management	—
Gestamp Real Estate Investment 2, S.L. (e)	Spain	0.00%	37.41%	37.41%	—	Real estate management	—
Gestamp Real Estate Management 3, S.L. (e)	Spain	0.00%	36.19%	36.19%	—	Real estate management	—
Gestora de Inteligência de Crédito S.A.	Brazil	0.00%	13.98%	16.00%	16.00%	Collection services	Associated
Gire S.A.	Argentine	0.00%	58.23%	58.33%	58.33%	Payments and collection services	Associated

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Societies of which Grupo Santander owns more than 5% (c) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		Percentage of voting power (b)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity	Type of company
Glenrowan Solar Holdings Pty Ltd	Australia	49.00%	0.00%	49.00%	49.00%	Holding company	Joint ventures
Global Esmirna, S.L. (en liquidación) (a)	Spain	0.00%	15.00%	37.51%	—	Services	—
HCUK Auto Funding 2017-2 Ltd	United Kingdom	—	(d)	—	—	Securitization	Joint ventures
HCUK Auto Funding 2022-1 Limited	United Kingdom	—	(d)	—	—	Securitization	Joint ventures
HCUK Auto Funding 2025-1 Ltd	United Kingdom	—	(d)	—	—	Securitization	Joint ventures
Healthy Neighborhoods Equity Fund I LP	United States	0.00%	22.37%	22.37%	22.37%	Real estate	—
Hyundai Capital UK Limited	United Kingdom	0.00%	50.01%	50.01%	50.01%	Finance company	Joint ventures
Hyundai Corretora de Seguros Ltda.	Brazil	0.00%	44.93%	50.00%	50.00%	Insurance mediation	Joint ventures
Imperial Holding S.C.A. (a)	Luxembourg	0.00%	36.36%	36.36%	36.36%	Securities investment	—
Imperial Management S.à r.l. (a)	Luxembourg	0.00%	40.20%	40.20%	40.20%	Holding company	—
Invensa Tradeco UK Limited	United Kingdom	25.00%	0.00%	25.00%	4.99%	Holding company	Associated
Inverlur Aguilas I, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	Real estate	Joint ventures
Inverlur Aguilas II, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	Real estate	Joint ventures
Inversiones ZS América Dos Ltda.	Chile	0.00%	49.00%	49.00%	49.00%	Real estate and property investment	Associated
Inversiones ZS América SpA	Chile	0.00%	49.00%	49.00%	49.00%	Real estate and property investment	Associated
Klar Holdings Limited (consolidado)	Cayman Islands	0.00%	7.35%	7.35%	—	Holding company	—
LB Oprent, S.A.	Spain	40.00%	0.00%	40.00%	40.00%	Industrial machinery rental	Associated
Logitek Software Ltd (e)	United Kingdom	0.00%	20.27%	20.27%	—	Software	Joint ventures
Mapfre Santander Portugal - Companhia de Seguros, S.A.	Portugal	0.00%	49.99%	49.99%	49.99%	Insurance	Associated
Massachusetts Business Development Corp. (consolidado)	United States	0.00%	21.61%	21.61%	21.61%	Finance company	—
MB Capital Fund IV, LLC	United States	0.00%	21.51%	21.51%	21.51%	Finance company	—
Merlin Properties, SOCIMI, S.A. (consolidado)	Spain	20.08%	4.63%	24.68%	24.90%	Real estate investment	Associated
Merlion Aviation One Designated Activity Company	Ireland	—	(g)	—	—	Renting	—
Metrovacesa, S.A. (consolidado)	Spain	31.94%	17.46%	49.43%	49.47%	Real estate development	Associated
Nera Agro Holding, S.L.	Spain	50.00%	0.00%	50.00%	—	Holding company	Joint ventures
Nera Paraguay S.A.	Paraguay	0.00%	50.00%	50.00%	—	Financial services	—
Nera Uruguay S.A.	Uruguay	0.00%	50.00%	50.00%	—	Financial services	—
Ocyener 2008, S.L.	Spain	0.00%	45.00%	45.00%	45.00%	Holding company	Associated
Operadora de Activos Beta, S.A. de C.V.	Mexico	49.99%	0.00%	49.99%	49.99%	Finance company	Associated
Payever GmbH	Germany	0.00%	10.00%	10.00%	10.00%	Software	Associated

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Societies of which Grupo Santander owns more than 5% (c) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		Percentage of voting power (b)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity	Type of company
Phoenix C1 Aviation Designated Activity Company (a)	Ireland	—	(g)	—	—	Renting	—
Play Digital S.A.	Argentine	0.00%	13.49%	13.52%	14.21%	Payment platform	Associated
Pluxee Beneficios Brasil S.A.	Brazil	0.00%	17.97%	20.00%	20.00%	Services	Associated
POLFUND - Fundusz Poręczeń Kredytowych S.A.	Poland	0.00%	29.35%	50.00%	50.00%	Management	Associated
Portland SPV S.r.l.	Italy	—	(d)	—	—	Securitization	Joint ventures
Prodesa Medioambiente, S.L.	Spain	0.00%	9.80%	24.50%	—	Agricultural projects	—
Promontoria Manzana, S.A. (consolidado)	Spain	20.00%	0.00%	20.00%	20.00%	Holding company	Associated
Proteos Biotech, S.L.	Spain	0.00%	12.00%	30.00%	—	Pharmaceutical	—
Redbanc S.A.	Chile	0.00%	22.44%	33.43%	33.43%	Services	Associated
Redsys Servicios de Procesamiento, S.L. (consolidado)	Spain	24.90%	0.06%	24.96%	24.96%	Cards	Associated
Resurgence, S.L.	Spain	0.00%	40.00%	40.00%	—	Real estate development	Joint ventures
Retama Real Estate, S.A. Unipersonal	Spain	0.00%	50.00%	50.00%	50.00%	Real estate	Joint ventures
Rías Redbanc S.A.	Uruguay	0.00%	25.00%	25.00%	25.00%	Services	—
RMBS Belém No.2	Portugal	—	(d)	—	—	Securitization	Joint ventures
Roc Aviation One Designated Activity Company	Ireland	—	(g)	—	—	Renting	—
Roc Shipping One Designated Activity Company	Ireland	—	(g)	—	—	Renting	—
RP Royal Distribution, S.L.	Spain	0.00%	23.73%	23.73%	—	Food	Associated
S3 Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	50.00%	50.00%	50.00%	Securities company	Joint ventures
S3 Caceis Brasil Participações S.A.	Brazil	0.00%	50.00%	50.00%	50.00%	Holding company	Joint ventures
S3 CACEIS Colombia S.A. Sociedad Fiduciaria	Colombia	0.00%	50.00%	50.00%	50.00%	Finance company	Joint ventures
Sancus Green Investments II, S.C.R., S.A.	Spain	0.00%	33.02%	33.02%	33.02%	Venture capital company	—
Santander Allianz Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	28.76%	49.00%	49.00%	Insurance	Associated
Santander Allianz Towarzystwo Ubezpieczeń S.A.	Poland	0.00%	28.76%	49.00%	49.00%	Insurance	Associated
Santander Assurance Solutions, S.A.	Spain	0.00%	66.67%	66.67%	66.67%	Insurance mediation	Joint ventures
Santander Auto S.A.	Brazil	0.00%	44.93%	50.00%	50.00%	Insurance	Associated
Santander Caceis Latam Holding 1, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	Holding company	Joint ventures
Santander Caceis Latam Holding 2, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	Holding company	Joint ventures
Santander Generales Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	Insurance	Joint ventures
Santander Mapfre Hipoteca Inversa, E.F.C., S.A.	Spain	0.00%	50.00%	50.00%	50.00%	Finance company	Joint ventures
Santander Mapfre Seguros y Reaseguros, S.A.	Spain	0.00%	49.99%	49.99%	49.99%	Insurance	Associated
Santander Vida Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	Insurance	Joint ventures
Seaya Holdco, S.L. (consolidado)	Spain	24.99%	0.00%	24.99%	24.99%	Holding company	Associated
Servicios de Infraestructura de Mercado OTC S.A	Chile	0.00%	8.38%	12.48%	12.48%	Services	Associated

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Societies of which Grupo Santander owns more than 5% (c) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		Percentage of voting power (b)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity	Type of company
SIBS-SGPS, S.A. (consolidado)	Portugal	0.00%	15.54%	16.55%	15.56%	Management of portfolios	—
SIG RCRS A/B MF 2023 Venture LLC	United States	0.00%	20.00%	20.00%	20.00%	Finance company	—
Siguler Guff SBIC Fund LP	United States	0.00%	20.00%	20.00%	20.00%	Investment company	—
Sistema de Tarjetas y Medios de Pago, S.A.	Spain	20.61%	0.00%	20.61%	20.61%	Payment methods	Associated
Sociedad Conjunta para la Emisión y Gestión de Medios de Pago, E.F.C., S.A.	Spain	45.70%	0.00%	45.70%	45.70%	Payment services	Joint ventures
Sociedad de Garantía Recíproca de Santander, S.G.R.	Spain	24.91%	0.22%	25.13%	25.17%	Financial services	—
Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A.	Spain	22.21%	0.00%	22.21%	22.21%	Financial services	—
Sociedad Interbancaria de Depósitos de Valores S.A.	Chile	0.00%	19.66%	29.29%	29.29%	Securities deposits	Associated
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Chile	0.00%	9.21%	13.72%	—	Services	Associated
Solar Maritime Designated Activity Company	Ireland	—	(d)	—	—	Leasing	Joint ventures
STELLANTIS Insurance Europe Limited	Malta	0.00%	50.00%	50.00%	50.00%	Insurance	Joint ventures
STELLANTIS Life Insurance Europe Limited	Malta	0.00%	50.00%	50.00%	50.00%	Insurance	Joint ventures
Stephens Ranch Wind Energy Holdco LLC (consolidado)	United States	0.00%	15.10%	15.10%	15.80%	Renewable energies	—
Tecnologia Bancária S.A.	Brazil	0.00%	17.05%	19.81%	18.98%	ATMs	Associated
Tonopah Solar Energy Holdings I, LLC (e)	United States	0.00%	26.80%	26.80%	26.80%	Holding company	Joint ventures
Transbank S.A.	Chile	0.00%	16.78%	25.00%	25.00%	Cards	Associated
U.C.I., S.A.	Spain	50.00%	0.00%	50.00%	50.00%	Holding company	Joint ventures
UCI Greece Credit and Loan Receivables Servicing Company Single Member Societe Anonyme	Greece	0.00%	50.00%	50.00%	50.00%	Financial services	Joint ventures
UCI Holding Brasil Ltda.	Brazil	0.00%	50.00%	50.00%	50.00%	Holding company	Joint ventures
UCI Mediação de Seguros, Unipessoal Lda.	Portugal	0.00%	50.00%	50.00%	50.00%	Insurance mediation	Joint ventures
UCI Servicios para Profesionales Inmobiliarios, S.A. Unipersonal	Spain	0.00%	50.00%	50.00%	50.00%	Real estate services	Joint ventures
Uncapped Limited	United Kingdom	0.00%	29.14%	29.14%	—	Finance company	—
Unicre-Instituição Financeira de Crédito, S.A.	Portugal	0.00%	21.83%	21.86%	21.86%	Finance company	—
Unión de Créditos Inmobiliarios, S.A. Unipersonal, EFC	Spain	0.00%	50.00%	50.00%	50.00%	Mortgage lending company	Joint ventures
Valorhold, S.L.	Spain	0.00%	16.00%	39.99%	—	Holding company	—
VCFS Germany GmbH	Germany	0.00%	50.00%	50.00%	50.00%	Marketing	Joint ventures
Venda de Veículos Fundo de Investimento em Direitos Creditórios	Brazil	0.00%	35.85%	39.89%	39.89%	Securitization	Joint ventures
Volvo Car Financial Services UK Limited	United Kingdom	0.00%	50.01%	50.01%	50.01%	Leasing	Joint ventures
Waycarbon Soluções Ambientais e Projetos de Carbono S.A.	Brazil	68.75%	0.00%	50.00%	100.00%	Consulting services	Associated
Webmotors S.A.	Brazil	0.00%	26.96%	30.00%	30.00%	Services	Associated

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Societies of which Grupo Santander owns more than 5% (c) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		Percentage of voting power (b)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity	Type of company
WWSO II LLP	United Kingdom	0.00%	94.00%	94.00%	—	Real estate investment	Joint ventures
Zurich Santander Brasil Seguros e Previdência S.A.	Brazil	0.00%	48.79%	48.79%	48.79%	Insurance	Associated
Zurich Santander Holding (Spain), S.L. Unipersonal	Spain	0.00%	49.00%	49.00%	49.00%	Holding company	Associated
Zurich Santander Holding Dos (Spain), S.L. Unipersonal	Spain	0.00%	49.00%	49.00%	49.00%	Holding company	Associated
Zurich Santander Insurance América, S.L.	Spain	0.00%	49.00%	49.00%	49.00%	Holding company	Associated
Zurich Santander Seguros Argentina S.A.	Argentine	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
Zurich Santander Seguros de Vida Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
Zurich Santander Seguros Generales Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
Zurich Santander Seguros México, S.A.	Mexico	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
Zurich Santander Seguros Uruguay S.A.	Uruguay	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
a.Company in liquidation as at 31 December 2025.
b.Pursuant to Article 3 of Royal Decree 1159/ 2010, of 17 September, approving the rules for the preparation of consolidated annual accounts, in order to determine the voting rights, voting rights held directly by the parent company have been added to those held by companies controlled by the parent company or by other persons acting in their own name but on behalf of a group company. For these purposes, the number of votes corresponding to the parent company, in relation to the companies indirectly dependent on it, is that corresponding to the dependent company that directly participates in the share capital of the latter.
c.Excluding the Group companies listed in Appendix I, as well as those which are of negligible interest with respect to the true and fair view that the consolidated financial statements must give (in accordance with articles 48 of the Commercial Code and 260 of the Spanish Companies Act).
d.Companies over which joint control is maintained.
e.Company with no financial information available.
f.Investment managed discretionally by a manager outside the Santander Group, the voting rights not being, in this case, decisive in determining control of the entity.
g.Company over which effective control has been lost.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Appendix III

Issuing subsidiaries of shares and preference shares
		% of ownership held by Banco Santander
Company	Location	Direct	Indirect	Activity
Emisora Santander España, S.A. Unipersonal (b)	Spain	—	—	Finance company
Santander UK (Structured Solutions) Limited	United Kingdom	0.00%	100.00%	Finance company
Santander Global Issuances B.V. (a)	Netherlands	100.00%	0.00%	Finance company
Sovereign Real Estate Investment Trust	United States	0.00%	100.00%	Finance company

a.Company with tax residence in Spain.
b.Accounting merged company. Pending registration.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Appendix IV
Notifications of acquisitions and disposals of investments in 2025
(Art. 155 of the Corporate Enterprises Act and Art. 105 of the Securities Market Law).
Regarding compliance with Art. 125 of the Securities Market Law, no required notifications were submitted during 2025.
In relation to the information required by 155 of the Corporate Enterprises Act, on the shareholdings in which Grupo Santander owns more than 10% of the capital of another company, and the successive acquisitions of more than 5% of the share capital, see appendices I, II and III.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Appendix V
Other information on the Group’s banks
Following is certain information on the share capital of the Group’s main banks based on their total assets.
1. Santander UK plc
a)Number of financial equity instruments held by the Group.
At 31 December 2025, the Company was a subsidiary of Banco Santander, S.A. and Santusa Holding, S.L.
On 12 November 2004 Banco Santander, S.A. acquired the then entire issued ordinary share capital of 1,485,893,636 Ordinary shares of 10p. each. On 12 October 2008 a further 10 billion Ordinary shares of 10p. each were issued to Banco Santander, S.A. and an additional 12,631,375,230 Ordinary shares of 10p. each were issued to Banco Santander, S.A. on 9 January on 2009. On 3 August 2010, 6,934,500,000 Ordinary shares of 10p. each were issued to Santusa Holding, S.L.. With effect from 10 January 2014, Santander UK Group Holdings Limited, a subsidiary of Banco Santander, S.A. and Santusa Holding, S.L., became the beneficial owner of 31,051,768,866 Ordinary shares of 10p. each, being the entire issued ordinary share capital of the Company, by virtue of a share exchange agreement between Santander UK Group Holdings Limited, Banco Santander, S.A. and Santusa Holding, S.L.. Santander UK Group Holdings Limited became the legal owner of the entire issued Ordinary share capital of the Company on 1 April 2014 and on 25 March 2015 became a public limited company and changed its name from Santander UK Group Holdings Limited to Santander UK Group Holdings plc. In addition to this, there are 325,000,000 Non-Cumulative Non-Redeemable 10.375% and 8.625% Sterling Preference Shares of GBP 1.00 each. In addition to this there were 13,780 Series A Fixed (6.222%)/Floating Rate Non-Cumulative Callable Preference Shares of GBP 1.00 each which were redeemed and cancelled in their entirety on 24 May 2019. The legal and beneficial title to the entire issued Preference share capital is held by third parties and is not held by Banco Santander, S.A.
b)Capital increases in progress
At 31 December 2025, there were no approved capital increases.
c)Share capital authorised by the shareholders at the general meeting
The shareholders resolved at the Annual General Meeting held on 30 June 2025, to authorise unconditionally, the company to carry out the following repurchases of the share capital:
(1) To buy back its own 8.625% Sterling Preference shares on the following terms:
(a)The Company may buy back up to 125,000,000 8.625% Sterling Preference shares;
(b)The lowest price which the Company can pay for 8.625% Sterling Preference shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and
(c)The highest price (not including expenses) which the Company can pay for each 8.625% Sterling Preference share is 125% of the average of the market values of the preference shares for five business days before the purchase is made.
This authority shall begin on the date of the passing of this resolution and end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own 8.625% preference shares even though the purchase may be completed after this authorisation ends.
(2) To buy back its own 10.375% Sterling Preference shares on the following terms:
(a)The Company may buy up to 200,000,000 10.375% Sterling Preference shares;
(b)The lowest price which the Company can pay for 10.375% Sterling Preference shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and
(c)The highest price (not including expenses) which the Company can pay for each 10.375% Sterling Preference share is 125% of the average of the market values of the preference shares for five business days before the purchase is made.
This authority shall begin on the date of the passing of this resolution and end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own 10.375% preference shares even though the purchase may be completed after this authorisation ends.
d) Rights on founder’s shares, 'rights' bonds, convertible debentures and similar securities or rights
Not applicable.
e) Specific circumstances that restrict the availability of reserves
Not applicable.
f) Entities outside the Group which own, directly or through subsidiaries, a stake equal to or greater than 10% of the equity.
Not applicable.
g) Equity instruments admitted to trading
The preference share capital of Santander UK plc is traded on the London Stock Exchange under the following details:
•10.375% Sterling Preference - ISIN: GB0000064393
•8.625% Sterling Preference - ISIN: GB0000044221
2. Santander Financial Services plc
a)Number of financial equity instruments held by the Group
The Group holds ordinary shares amounting to GBP 249,998,000 through Santander UK Group Holdings plc (249,998,000 ordinary shares with a par value of GBP 1 each).

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The Group also holds 1,000 tracker shares (shares without voting rights but with preferential dividend rights) amounting to GBP 1,000 and 1,000 B tracker shares amounting to GBP 1,000 through Santander UK Group Holdings plc, both with a par value of GBP 1 each.
Additionally, the company issued GBP 50 million additional tier 1 (AT ) capital securities to Santander UK Group Holdings plc on 19 December 2022.
b)Capital increases in progress
No approved capital increases are in progress.
c)Capital authorised by the shareholders at the general meeting
Not applicable.
d)Rights on founder’s shares, 'rights' bonds, convertible debentures and similar securities or rights
Not applicable.
e)Specific circumstances that restrict the availability of reserves
Not applicable.
f)Entities outside the Group which own, directly or through subsidiaries, a stake equal to or greater than 10% of the equity.
Not applicable.
g)Equity instruments admitted to trading
Not applicable.
3. Banco Santander (Brasil) S.A.
a) Number of financial equity instruments held by the Group
The Group holds 3,440,170,512 ordinary shares and 3,273,507,089 preference shares through Banco Santander, S.A. and its subsidiaries Sterrebeeck B.V. and Grupo Empresarial Santander, S.L.
The shares composing the share capital of Banco Santander (Brasil) S.A. have no par value and there are no pending payments. At 2025 year-end, the bank’s treasury shares consisted of 13,666,460 ordinary shares and 13,666,460 preferred shares, with a total of 27,332,920 shares.
In accordance with current Bylaws (Article 5.7), the preference shares do not confer voting rights on their holders, except under the following circumstances:
a)In the event of transformation, merger, consolidation or spin-off of the company.
b)In the event of approval of agreements between the company and the shareholders, either directly, through third parties or other companies in which the shareholders hold a stake, provided that, due to legal or Bylaws provisions, they are submitted to a general meeting.
c)In the event of an assessment of the assets used to increase the company’s share capital.
The General Assembly may, at any moment decide to convert the preference shares into ordinary shares, establishing a reason for the conversion.
However, the preference shares do have the following advantages (Article 5.6):
a)Their dividends are 10% higher than those distributed to ordinary shares.
b)Priority in the dividends distribution.
c)Participation, on the same terms as ordinary shares, in capital increases resulting from the reserves and profits capitalization and in the distribution of bonus shares arising from the capitalization of retained earnings, reserves or any other funds.
d)Priority in the reimbursement of capital in the event company’s dissolution.
e)In the event of a public offering due to a change in control of the company, the holders of preferred shares are guaranteed the right to sell the shares at the same price paid for the block of shares transferred as part of the change of control, i.e. they are treated the same as shareholders with voting rights.
b) Capital increases in progress
No approved capital increases are in progress.
c) Capital authorised by the shareholders at the general meeting
The company is authorised to increase share capital, subject to approval by the board of directors, up to a limit of 9,090,909,090 ordinary shares or preferred shares, and without need to maintain any ratio between any of the different classes of shares, provided they remain within the limits of the maximum number of preferred shares provided in Law.
As of 31 December 2025, the share capital consists of 7,498,531,051 shares (3,818,695,031 ordinary shares and 3,679,836,020 preferred shares).
d) Rights on founder’s shares, 'rights' bonds, convertible debentures and similar securities or rights
At the general meeting held on 21 December 2016 the shareholders approved the rules relating to the deferred remuneration plans for the directors, management and other employees of the company and of companies under its control. Shares delivery is linked to achievement of certain targets. At the general meeting held on April 26, 2024, the shareholders approved an adjustment to the relevant regulations for the calculation of the average period of daily quotations for the purposes of bonus payments.
e) Specific circumstances that restrict reserves availability
The only restriction on the availability of Banco Santander (Brasil) S.A.’s reserves is connected to the requirement for the legal reserve formation (restricted reserves), which can only be used to offset losses or to increase capital.
The legal reserve requirement is set-forth in Article 193 of the Brazilian Corporations Law, which establishes that before allocating profits to any other purpose, 5% of profits must be transferred to the legal reserve, which must not exceed 20% of the company’s share capital.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
f) Entities outside the Group which own, directly or through subsidiaries, a stake equal to or greater than 10% of the equity.
Not applicable.
g) Equity instruments admitted to trading
All the shares are listed on the São Paulo Stock Exchange ( B3 - Brasil, Bolsa, Balcão) and the shares deposit certificates (American Depositary Receipts - ADR) are listed on the New York Stock Exchange (NYSE).
4. Santander Bank, National Association
a) Number of financial equity instruments held by the Group
At 31 December, 2025, the Group held 530,391,043 ordinary shares that carry the same voting and dividend acquisition rights over Santander Holdings USA, Inc. (SHUSA). This holding company holds 1,237 ordinary shares of Santander Bank, National Association (SBNA) with a par value of USD 1 each, which carry the same voting rights and constitute all the share capital of SBNA.
Prior to 1 December, 2025, SHUSA held an 80.84% ownership interest in SBNA, and the remaining 19.16 % was held by Independence Community Bank Corp. (ICBC), a wholly owned subsidiary of SHUSA. ICBC was dissolved and its ownership interest in SBNA was distributed in liquidation to SHUSA on 1 December, 2025.
There is no shareholders’ meeting for the ordinary shares of SBNA.
b) Capital increases in progress
At 31 December 2025 there were no approved capital increases.
c) Capital authorised by the shareholders at the general meeting
Not applicable.
d) Rights on founder’s shares, 'rights' bonds, convertible debentures and similar securities or rights
Not applicable.
e) Specific circumstances that restrict the availability of reserves
Not applicable.
f) Entities outside the Group which own, directly or through subsidiaries, a stake equal to or greater than 10% of the equity.
Not applicable.
g) Equity instruments admitted to trading
Not applicable.
5. Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México
a) Number of financial instruments of capital held by the group.
Grupo Financiero Santander México, S.A. de C.V. ('Grupo Financiero') and Gesban México Servicios Administrativos Globales, S.A. de C.V. (México), hold 5,088,000,736 shares which represent the 74.97% of the capital stock of Banco Santander México and Banco Santander, S.A. holds 1,691,806,903 shares which represent the 24.92% of such capital stock.
On November 30, 2022, an Extraordinary Shareholders' Meeting of Banco Santander México, was held at which it was approved (a) to cancel the registration of all of the shares representing the capital stock of the Company in the National Securities Registry (RNV) maintained by the National Banking and Securities Commission and to delist them from the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), and (b) delist the American Depositary Shares (each representing five series 'B' shares of the Company) from the New York Stock Exchange and delist the Company's series 'B' shares and such American Depositary Shares from registration with the US Securities and Exchange Commission; and (c) to conduct certain tender offers for the series 'B' shares representing the capital stock of the Company and the American Depositary Shares.
Tender offers for the acquisition of shares were carried out from February 7 to April 10, 2023, where Banco Santander, S.A. acquired a total of 244,306,313 series 'B' shares.
Once the offers were finalized and in accordance with the Mexican regulation, on May 8, 2023, a trust was established for a period of 6 months, to carry out the acquisition of shares of Banco Santander México, including those represented by American Depositary Shares listed on the New York Stock Exchange (which were not owned at that time by Banco Santander, S.A. or its subsidiaries) owned by shareholders who did not participate in the tender offers made by Banco Santander, S.A.
On May 4 and 12, 2023, respectively, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, was delisted from the New York Stock Exchange, LLC and the RNV .
On November 8, 2023, the trust ended; as a result, Banco Santander, S.A. repurchased 9,243,880 series 'B' shares from shareholders who did not participate in the tender offers, leaving a total of 1,714,399 shares of the series 'B' in the hands of minority shareholders.
On February 13, 2024, an Extraordinary Shareholders' Meeting of Banco Santander México, S.A. was held, at which it was approved to amend the Bylaws of the Institution to remove the obligations established by the Securities Market Law as a public company.
b) Ongoing capital stock increases.
To this date there are not ongoing capital stock increases.

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c) Authorized Capital by the Shareholders Meeting.
On April 20, 2021, the Company held an Extraordinary General Shareholders' Meeting, at which, among other items, it was approved an increase in the authorized capital stock of the Company to 6,825,447,481.00 Mexican pesos represented by 1,805,300,000 unsubscribed and unpaid shares, which are held in treasury so that the Company may issue Capital Instruments representing non-preferred subordinated debt, perpetual nature and convertible into ordinary shares, together with the corresponding amendment to the Company’s Bylaws. This increase was approved by the National Banking and Securities Commission (CNBV) through official communication number 312-3/10039041/2021 dated November 8, 2021.
As a result of said agreement, the Company requested the update of the registration of the shares representing the capital stock of Banco Santander Mexico, S.A. in the RNV, which was authorized by the CNBV through official communication number 153/2800/2022 dated May 20, 2022.In the aforementioned official communication, it was requested that the Company adjusted the amounts in pesos corresponding to the capital stock to include cents, and therefore, through an Extraordinary General Stockholders' Meeting held on July 19, 2022, the corresponding adjustment was made, which was authorized by the CNBV through official communication number 312-3/93573/2023 dated January 3, 2023.
The capital stock of the Bank is 32,485,600,109.44 Mexican pesos represented by a total of 8,592,294,357 shares with a nominal value of 3.780782962 Mexican pesos each one; divided in 4,385,824,012 stocks 'F' series and 4,206,470,345 shares 'B' series. The capital stock is constituted as follows:
• Subscribed and paid-in capital of the Bank is 25,660,152,628.14 Mexican pesos represented by a total of 6,786,994,357 shares with a nominal value of 3.780782962 Mexican pesos each one; divided in 3,464,309,145 shares 'F' series and 3,322,685,212 shares series.
•The authorized capital stock for the conversion of obligations into shares of the Company is 6,825,447,481.30 Mexican pesos, represented by a total of 1,805,300,000 shares with a nominal value of 3,780782962 Mexican pesos each; divided into 921,514,867 series 'F' shares and 883,785,133 series 'B shares'.
d) Rights incorporated into parts of founder, bonds or debt, convertible obligations and securities or similar rights.
On September 20, 2018, Banco Santander México, issued and placed equity instruments, subordinated, preferential, and not convertible into shares, governed by foreign law, representative of the complementary part of the net capital of Banco Santander Mexico (tier 2 subordinated preferred capital notes), for the amount of 1,300 million American dollars (the 'Instruments'), whose resources were used mainly for the acquisition of the 94.07% of the Subordinated Notes 2013.
On June 15, 2020, the Bank’s Shareholders' Meeting was held, which approved to increase the debt securities issuance in order to be settled in the amount of 10,000 million American dollars, to be used considering the following, among others: i) issuance of debt securities in local and international markets; ii) senior or subordinated debt, including in both cases preferred and not preferred securities, and debt securities classified as capital on a regulatory point of view. The board of directors on its meeting held on June 18, 2020, ratified the 10,000 million American dollars limit approved by the above mentioned Shareholders Meeting.
On April 20, 2021, a General Extraordinary Shareholders' Meeting of Banco Santander México was held, where among other issues, it was approved that the Bank may issue subordinated non preferential perpetual and convertible capital notes, to be placed abroad, in accordance with the Banco de Mexico authorization.
On September 15, 2021, Banco Santander Mexico issued abroad the 'Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Notes', up to an amount of 700 million American dollars. On the same date, the Bank paid the '2016 Obligations' issued by the Bank, on a fixed initial rate of 4.625% up to an amount of 700 million American dollars.
On January 25, 2024, the Bank’s board of directors approved, among others, the issuance of preferred subordinated Notes tier 2 abroad, up to 1,500 million American dollars. Subsequently, the General Shareholders Meeting dated February 27, 2024, approved the issuance of capital instruments as part of the complementary capital (tier 2), to be placed abroad, up to an amount of 1,030 million American dollars (900 million American dollars were effectively placed).
On October 17, 2024, the Bank’s board of directors approved, among others, the issuance of a Senior Note abroad up to an amount of 700 million American dollars.
On April 24, 2025, the Bank’s board of directors approved, among others, the issuance of Subordinated Preferred tier2 Notes to be placed abroad, for the amount of 1,200 million American dollars during 2025. Subsequently, the Bank’s General Shareholders Meeting dated June 17, 2025, approved the issuance of capital instruments as part of the complementary capital (tier 2), to be placed abroad, up to an amount of 1,200 million US dollars (the total amount was effectively placed).
The approved debt issuance of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México is currently composed as follows:

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Instrument	Type	Term	Amount	Available
Issuance Program of unsecured bonds and unsecured certificates of deposit	Revolving	04-Mar-2026	80,000 million Mexican pesos, or its equivalent in UDIs, dollars or any other foreign currency	$31,870 million Mexican pesos
Private banking structured bonds Act with subsequent placements (JBSANPRIV 24-1)	Not revolvingA	10-Oct-2029	100,000 million Mexican pesos	$0 million Mexican pesos
Private structured bonds Act with subsequent placements (JBSANPRIV 25-1)	Not revolvingA	01-Oct-2030	100,000 million Mexican pesos	$85,889 million Mexican pesos
Public banking structured bonds Act with subsequent placements	Not revolvingA	16-Dic-2027	10,000 million Mexican pesos	$10,000 million Mexican pesos
Subordinated Notes RegS (2025)	Not revolvingA	27-Jun-2032	1,200 million American dollars	N/A
Capital Notes (tier 2 Capital)	Not revolvingA	1-Oct-2028	1,300 million American dollars	N/A
Subordinated Notes, perpetual and convertible (tier 1)	Not revolvingA	perpetual	700 million American dollars	N/A
Subordinated Preferred Notes (2024)	Not revolvingA	21-Mar-2030	900 million American dollars	N/A
Senior Notes 144.ª/RegS (2024)	Not revolvingA	10-Dic-2029	700 million American dollars	N/A
A.The issuance of the structured private banking bonds is not revolving. Once placed the amount laid down in the corresponding brochure a new certificate will be issued on the authorized amount.
e) Specific circumstances restricting the availability of reserves.
According to the Law of Financial Institutions, general dispositions applicable to financial institutions, General Corporations law and the Bylaws, the Bank has to constitute or increase its capital reserves to ensure the solvency to protect the payments system and the public savings.
The Bank increases its legal reserve annually accordingly to the results obtained in the fiscal year (benefits).
The Bank must constitute the different reserves established in the legal provisions applicable to financial institutions, which are determined accordingly to the qualification granted to credits and they are released when the credit rating improves, or when it is settled.
f) Entities outside the Group which own, directly or through subsidiaries, a stake equal to or greater than 10% of the equity.
Not applicable.
g) Equity instruments admitted to trading.
Not applicable.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
6. Banco Santander Totta, S.A
a) Number of equity instruments held by the Group
Banco Santander, S.A. owns 1,383,690,177 shares of Banco Santander Totta, S.A..
Banco Santander Totta, S.A. own 6.326.736 treasury shares, all of which have a par value of EUR 1 each and identical voting and dividend rights and are subscribed and paid in full.
Banco Santander, S.A. direct participation at Banco Santander Totta, S.A. arise as result of the incorporation by merger of its majority shareholder, Santander Totta, SGPS, S.A. and Taxagest – Sociedade Gestora de Participações Sociais, S.A. in Banco Santander Totta, S.A. occurred at February 28, 2025.
b) Capital increases in progress
At 31 December 2025, there were no equity increases in progress.
c) Capital authorised by the shareholders at the general meeting
Not applicable.
d) Rights on founder’s shares, 'rights' bonds, convertible debentures and similar securities or rights
Not applicable.
e) Specific circumstances that restrict the availability of reserves
Under Article 296 of the Portuguese Companies’ Code, the legal and merger reserves can only be used to offset losses or to increase capital.
Non-current asset revaluation reserves are regulated by Decree- Law 31/98, under which losses can be offset or capital increased by the amounts for which the underlying asset is depreciated, amortised or sold.
f) Entities outside the Group which own, directly or through subsidiaries, a stake equal to or greater than 10% of the equity.
Not applicable.
g) Equity instruments admitted to trading
Not applicable.
7. Santander Consumer Bank AG
a) Number of financial equity instruments held by the Group
At 31 December 2025, through Santander Consumer Holding GmbH, the Group held 30,002 ordinary shares with a par value of EUR 1,000 each, all of which carry the same voting rights.
b) Capital increases in progress
Not applicable.
c) Capital authorised by the shareholders at the general meeting
Not applicable.
d) Rights on founder’s shares, 'rights' bonds, convertible debentures and similar securities or rights
Not applicable.
e) Specific circumstances that restrict the availability of reserves
Not applicable.
f) Entities outside the Group which own, directly or through subsidiaries, a stake equal to or greater than 10% of the equity.
Not applicable.
g) Equity instruments admitted to trading
Not applicable.
8. Banco Santander - Chile
a) Number of equity instruments held by the Group
The Group holds a 67.18% ownership interest in its subsidiary in Chile corresponding to 126,593,017,845 ordinary shares of Banco Santander - Chile through its subsidiaries: Santander Chile Holding S.A. with 66,822,519,695 ordinary shares, Teatinos Siglo XXI Inversiones S.A., with 59,770,481,573 ordinary shares and Santander Inversiones S.A. with 16,577 fully subscribed and paid ordinary shares that carry the same voting and dividend rights.
b) Capital increases in progress
At 31 December 2025, there were no approved capital increases.
c) Capital authorised by the shareholders at the general meeting
Share capital at 31 December 2025 amounted to CLP 891,302,881,691.
d) Rights on founder’s shares, 'rights' bonds, convertible debentures and similar securities or rights
Not applicable.
e) Specific circumstances that restrict the availability of reserves
Remittances to foreign investors in relation to investments made under the Statute of Foreign Investment (Decree-Law 600/1974) and the amendments thereto require the prior authorisation of the foreign investment promotion agency.
f) Entities outside the Group which own, directly or through subsidiaries, a stake equal to or greater than 10% of the equity.
Not applicable.
g) Equity instruments admitted to trading
All the shares are listed on the Chilean stock exchanges and, through American Depositary Receipts (ADRs), on the New York Stock Exchange (NYSE).

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
9. Santander Bank Polska S.A.
a) Number of financial equity instruments held by the Group
At 31 December, 2025, Banco Santander, S.A. held 59,984,148 ordinary shares with a par value of PLN 10 each, all of which carry the same voting rights.
On 13 September 2024, Banco Santander sold 5,320,000 shares held in Santander bank Polska S.A. (ca. 5.2% of the in share capital).
On 4 December 2025, Banco Santander sold 3,576,626 shares held in Santander Bank Polska S.A. (ca. 3.5% of the in share capital).
b) Capital increases in progress
At 31 December, 2025, there were no equity increases in progress.
c) Capital authorised by the shareholders at the general meeting
There was no share capital increase in 2025.
d) Rights on founder’s shares, 'rights' bonds, convertible debentures and similar securities or rights
Not applicable.
e) Specific circumstances that restrict the availability of reserves
Not applicable.
f) Entities outside the Group which own, directly or through subsidiaries, a stake equal to or greater than 10% of the equity.
Not applicable.
g) Equity instruments admitted to trading
All the shares of Santander Bank Polska S.A. are listed on the Warsaw Stock Exchange.

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Appendix VI
Annual banking report
Grupo Santander’s total tax contribution (taxes incurred directly and by third parties, generated in the course of business) is around EUR 22.1 billion, including more than EUR 9.5 billion in taxes incurred directly (corporate income tax, non-recoverable value added tax (VAT) and other indirect taxes, employer Social Security contributions, payroll taxes and other taxes and levies).
This report complies with Article 89 of Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, and its transposition into Spanish law pursuant to Article 87 of Act 10/2014 of 26 June on the regulation, supervision and capital adequacy of credit institutions.
The criteria used to prepare this report were:
a) Name(s), activities and location
Appendices I to III to the consolidated financial statements contain details of the companies operating in each jurisdiction, including their name(s), location and activities.
Santander main activity in the jurisdictions where operate is commercial banking. The Group primarily operates in ten markets through subsidiaries that are autonomous in capital and liquidity. This has clear strategic and regulatory advantages, since it limits the risk of contagion between units, imposes a double layer of global and local oversight, and facilitates crisis management and resolution.
b) Turnover and profit or loss before tax
Turnover in this report is Total income, and profit or loss before tax, Operating profit/(loss) before tax, both as defined and presented in the consolidated income statement that forms part of the consolidated financial statements.
c) Number of full-time equivalent employees
The data on full-time equivalent employees stem from the average headcount of each jurisdiction.
d) Tax on profit or loss
In the absence of specific criteria, we have included the amount effectively paid (EUR 4,954 million in 2025, with an effective tax rate of 24.0%) in respect of taxes whose effect is recognized under Income tax in the consolidated income statement.
Taxes effectively paid by the companies in each jurisdiction include:
•Supplementary payments relating to income tax returns, usually for prior years.
•Advances, prepayments, withholdings made or borne in respect of tax on profit or loss for the year. We included taxes borne abroad in the jurisdiction of the company that bore them.
•Refunds received with respect to prior years’ returns.
•Where appropriate, the amount payable from assessments and litigation relating to these taxes.
The foregoing form part of the cash flow statement and differ from the corporate income tax expense recognized in the consolidated income statement (EUR 5,131 million in 2025, representing an effective rate of 24.9%, see note 27). This is because each country’s tax regulations establish:
•when taxes must be paid. There is often a mismatch between the payment dates and the generation of the income bearing the tax.
•their own calculation criteria to define temporary or permanent restrictions on expense deduction, exemptions and relief or deferrals of certain income, generating the differences between the accounting profit (or loss) and taxable profit (or tax loss) which is ultimately taxed; tax loss carry forwards from prior years, tax credits and/or relief, etc., must also be added. In certain cases, special regimes such as the tax consolidation of companies in the same jurisdiction are established.
e) Public subsidies
In the context of the legally-required disclosures, this was interpreted as any aid or subsidy in line with the European Commission’s Guidance on the notion of State aid. Grupo Santander did not receive significant public subsidies in 2025.

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The breakdown of information is as follows:

	2025
Jurisdiction	Turnover (EUR million)	Full-time equivalent employees	Gross profit or loss before tax (EUR million)	Tax on profit or loss (EUR million)
Germany	1,759	4,659	257	60
Argentina	2,248	7,964	684	133
Australia	9	54	1	—
Austria	211	296	53	15
Bahamas	15	22	9	—
Belgium	51	237	15	11
Brazil[1]	11,687	55,539	1,998	1,204
Bulgaria	7	15	2	—
Canada	70	322	4	—
Chile	2,668	9,066	1,222	35
China	40	118	9	—
Colombia	156	1,277	43	25
United Arab Emirates	12	143	(24)	—
Spain[2]	12,226	35,097	4,625	792
United States	7,920	10,915	1,794	268
Denmark	152	233	51	11
Finland	84	160	26	13
France	833	1,020	424	106
Greece	25	54	10	—
Hong Kong	128	244	28	7
Ireland	18	10	11	2
Isle of Man	46	78	31	3
Italy	776	1,282	316	86
Jersey	21	62	12	1
Luxembourg	744	37	723	245
Mexico	6,139	29,311	2,213	558
Norway	250	527	143	23
Netherlands	175	352	94	114
Peru	373	2,242	135	26
Poland[3]	4,184	13,021	2,069	543
Portugal	2,032	5,393	1,430	437
United Kingdom	6,238	18,617	1,876	169
Romania	9	33	3	—
Singapore	46	38	25	3
Sweden	153	332	45	20
Switzerland	245	459	26	15
Uruguay	640	1,512	248	29
Consolidated Group Total	62,390	200,741	20,631	4,954

1.Including the information relating to a branch in the Cayman Islands, the profits of which are taxed in full in Brazil. The contribution of this branch profit before tax from continuing operations is EUR 488 million.
2.Includes the Corporate Centre.
3.Including information associated with the business subject to the Poland disposal reported under a single line in the consolidated income statement — 'profit/(loss) after tax from discontinued operations’ (see note 52.c).

At 31 December 2025, the Group’s return on assets (ROA) was 0.84%.

Contents	Section1. Certain recast financial information	Section 2. Consolidated recast financial statements	Exhibits

Exhibits

Exhibit Number	Description
23.1	Consent of PricewaterhouseCoopers Auditores, S.L.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
We will furnish to the SEC, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Santander.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: 1 April 2026	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer